As filed pursuant to Rule 424(b)(1)
Registration Statement No. 333-150308

BGC Partners, Inc.

20,000,000 Shares

Class A Common Stock

This is a public offering of Class A common stock, which we refer to as our “Class A common stock,” of BGC Partners, Inc., which we refer to as “BGC Partners.” We are offering 10,000,000 shares of our Class A common stock. The selling stockholders are offering an additional 10,000,000 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our Class A common stock is traded on the Nasdaq Global Market under the symbol “BGCP.” On June 4, 2008, the last reported sale price of our Class A common stock was $8.19 per share.

Investing in our Class A common stock involves risk. See “ Risk Factors” beginning on page 25.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$8.00	$160,000,000
Underwriting discounts and commissions	$0.28	$5,600,000
Proceeds, before expenses, to BGC Partners, Inc.	$7.72	$77,200,000
Proceeds, before expenses, to the selling stockholders	$7.72	$77,200,000

We and/or Cantor Fitzgerald, L.P., as a selling stockholder, at BGC Partners’ election, have granted the underwriters the right to purchase up to 3,000,000 additional shares of Class A common stock. The option shares may be sold by us or Cantor or a combination thereof.

The underwriters expect to deliver the shares against payment in New York, New York on June 10, 2008.

Deutsche Bank Securities	Cantor Fitzgerald & Co.

Wachovia Securities	BMO Capital Markets

Keefe, Bruyette & Woods	CastleOak Securities, L.P.

The date of this prospectus is June 5, 2008.

Unless we otherwise indicate or unless the context requires otherwise, any reference in this prospectus to:

•

the “BGC business” refers, prior to the merger, to the business Cantor contributed to BGC Partners and the Opcos pursuant to the separation agreement, which includes the business of BGC Financial Group, Inc. (formerly known as Maxcor Financial Group Inc.), which we refer to as “Maxcor,” including its Euro Brokers subsidiaries, which we refer to as “Euro Brokers,” the business of ETC Pollak SAS, which we refer to as “ETC Pollak,” the business of Aurel Leven Securities, which we refer to as “Aurel Leven,” the business of AS Menkul Kiymetler A.S., which we refer to as “AS Menkul,” the business of Radix Energy (Singapore) Pte Ltd, which we refer to as “Radix,” Cantor’s interests in Freedom International Holdings, L.P. (which holds an interest in Freedom International Brokerage L.P., which we refer to as “Freedom International Brokerage”), which we refer to as “Freedom,” the emerging markets equity derivatives business of Marex Financial Limited, which we refer to as “Marex Financial,” Cantor’s North American fully electronic trading revenue business and the other inter-dealer brokerage, electronic brokerage services and market data businesses, historically operated by Cantor, that Cantor contributed to BGC Partners and the Opcos pursuant to the separation agreement; and from and after the merger, the previously described businesses and the eSpeed businesses. Cantor continues to hold its equity capital markets, debt capital markets and gaming businesses, its interests in BGC Partners and BGC Holdings, certain greenhouse gas, energy, environmental and emission allowances businesses, the equity derivatives inter-dealer brokerage business of the Equities Division of Cantor and certain other businesses;

•	the “BGC Division” refers to the BGC business prior to the merger not including Cantor’s North American fully electronic trading revenue business;

•	“BGC Global” refers to BGC Global Holdings, L.P., which holds the non-U.S. BGC business;

•	“BGC Holdings” refers to BGC Holdings, L.P.;

•	the “BGC Holdings group” refers to BGC Holdings and its subsidiaries (other than BGC U.S., BGC Global and their respective subsidiaries);

•

“BGC Partners common stock” refers collectively to, before the merger, BGC Partners OldCo Class A units, BGC Partners OldCo Class B units and BGC Partners OldCo Class C units, and from and after the merger, BGC Partners Class A common stock and BGC Partners Class B common stock;

•	the “BGC Partners group” refers to BGC Partners and its subsidiaries (other than BGC Holdings and its subsidiaries and BGC U.S., BGC Global and their respective subsidiaries);

•	the “BGC Partners OldCo” refers to BGC Partners, LLC (formerly known as BGC Partners, Inc.) before its merger with and into eSpeed;

•	“BGC Partners units” refers collectively to BGC Partners OldCo Class A units, BGC Partners OldCo Class B units and BGC Partners OldCo Class C units;

•

“BGC Partners Stand-Alone” refers to the BGC Division together with Cantor’s North American fully electronic trading revenue business and adjusted to reflect the reduced interest expense in connection with the debt restructuring;

•	“BGC U.S.” refers to BGC Partners, L.P., which holds the U.S. BGC business;

•	“Cantor” refers to Cantor Fitzgerald, L.P., a Delaware limited partnership, its managing general partner and its subsidiaries other than the Company;

i

•

“Cantor’s North American fully electronic trading revenue business” or “fulfillment revenue” refers to Cantor’s right, prior to the merger, to receive 35% of all of eSpeed’s gross North American fully electronic trading revenues. eSpeed recognized the remaining 65% in its financial statements as “Fully electronic transactions with related parties.” In its capacity as a fulfillment service provider, Cantor processed and settled transactions and, as such, collected and paid the funds necessary to clear transactions with the counterparty. This former arrangement was covered under the Amended and Restated Joint Services Agreement, dated as of October 1, 2005, as amended, which we also refer to as the “JSA.” The combined financial results for the BGC Division exclude Cantor’s fulfillment revenue and the associated expenses Cantor incurred related to the fulfillment business. The financial results for BGC Partners, Inc. include Cantor’s fulfillment revenue and the associated expenses Cantor incurred related to the fulfillment business;

•	the “Cantor group” refers to Cantor and its subsidiaries (other than any member of the BGC Partners group or the BGC Holdings group);

•	“Combined Company” refers to BGC Partners, Inc. after its merger with and into eSpeed;

•

“distribution rights” refers to the obligation of Cantor (and not BGC Partners) to distribute to founding partners and certain Cantor partners shares of our common stock. In connection with the separation and merger, as of May 16, 2008, Cantor was required to distribute, over time, an aggregate of 33,343,774 shares of our common stock, that Cantor holds or will hold, to certain founding partners and Cantor partners (6,073,355 of which are expected to be provided to selling stockholders in connection with this offering);

•	“eSpeed” refers to eSpeed, Inc.;

•

“exchangeable limited partners” or “BGC Holdings exchangeable limited partners” means (a) any Cantor company that holds an exchangeable limited partnership interest in BGC Holdings and that has not ceased to hold such exchangeable limited partnership interest and (b) any person to whom a Cantor company has transferred an exchangeable limited partnership interest in BGC Holdings and, prior to or at the time of such transfer, whom Cantor has agreed will be designated as an exchangeable limited partner;

•

“founding partners” or “BGC Holdings founding partners” refers to the individuals who became limited partners of BGC Holdings in the mandatory redemption of interests in Cantor in connection with the separation and who provide services to BGC Partners (provided that members of the Cantor group and Howard W. Lutnick (including any entity directly or indirectly controlled by Mr. Lutnick or any trust to which he is a guarantor, trustee or beneficiary) are not founding partners);

•	“founding/working partners” refers to founding partners and/or working partners;

•	the “merger” refers to the merger of BGC Partners OldCo with and into eSpeed pursuant to the merger agreement on April 1, 2008;

•

the “merger agreement” refers to the Agreement and Plan of Merger, dated as of May 29, 2007, as amended as of November 5, 2007 and February 1, 2008, by and among eSpeed, BGC Partners OldCo, Cantor Fitzgerald, L.P., BGC U.S., BGC Global and BGC Holdings;

•	the “Opcos” refers to BGC U.S. and BGC Global, collectively;

•	the “related agreements” refers collectively to the amended and restated limited partnership agreements of BGC U.S., BGC Global and BGC Holdings, the administrative

ii

services agreement with Cantor, which we refer to as the “administrative services agreement,” the administrative services agreement with Tower Bridge, which we refer to as the ”Tower Bridge administrative services agreement,” the registration rights agreement with Cantor that we assumed as a part of the merger, which we refer to as the ”separation registration rights agreement” and the tax receivable agreement;

•

“REU partners” or “BGC Holdings REU partners” refers to certain individuals who became REU limited partners of BGC Holdings in connection with the merger and from time to time from and after the merger and who provide services to BGC Partners;

•	the “separation” refers to the separation, by Cantor, of the BGC business from the remainder of Cantor’s businesses pursuant to the separation agreement on March 31, 2008; and

•

“working partners” or “BGC Holdings working partners” refers to holders of working partner units and the individuals who become limited partners of BGC Holdings from time to time after the separation and the merger and who provide services to BGC Partners.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding the inter- dealer broker industry and the financial services industry. We obtained this data from independent publications or other publicly available information. Independent publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe these sources are reliable, neither we nor the underwriters have independently verified this information. Neither we nor the underwriters guarantee the accuracy and completeness of this information.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our Class A common stock. You should carefully read the entire prospectus, including the “Risk Factors,” the financial statements and the exhibits to the registration statement of which this prospectus is a part, before making an investment decision. Unless otherwise specified, references to “we,” “us,” “our,” or our “company” or “BGC Partners” refer to the Combined Company.

On April 1, 2008, BGC Partners OldCo and eSpeed merged. The surviving entity in the merger was renamed “BGC Partners, Inc.”

Our Business

We are a leading global inter-dealer broker specializing in the brokering of a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. We provide a full range of services, including execution, clearing, processing and other back office services. Through our eSpeed and BGCantor Market Data brands, we also offer financial technology solutions and market data and analytics related to select financial instruments and markets. Our customers include many of the world’s largest and most creditworthy banks, broker-dealers, investment banks and investment firms. Our integrated platform is designed to provide flexibility to our customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, screen-assisted, voice-assisted or, where available, fully electronic brokerage services in connection with transactions executed either over-the-counter, which we refer to as “OTC,” or through an exchange.

On April 1, 2008, we completed the merger of BGC Partners OldCo and eSpeed, which combined BGC Partners OldCo’s leading voice brokerage business and Market Data solutions with eSpeed’s electronic marketplaces and trading technology expertise. We believe this combination positions us as one of the few inter-dealer brokers to provide integrated voice and electronic services, which we refer to as “hybrid,” execution. Our hybrid platform allows us to participate in markets and generate revenues, regardless of whether a market is voice-brokered or electronic in nature.

Our voice brokerage business originates from one of the oldest and most established inter-dealer franchises in the financial intermediary industry. Cantor and its predecessor firms started our inter-dealer brokerage operations in the early 1970s. In August 2004, Cantor announced the restructuring of these operations, renaming it “BGC,” in honor of B. Gerald Cantor, Cantor’s co-founder. As of March 31, 2008, we had 1,226 brokers across approximately 161 desks. We have an extensive global footprint with presence in major financial centers, including New York, London, Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Nyon, Paris, Seoul, Singapore, Sydney, Tokyo and Toronto.

We are a leader, through our eSpeed branded offerings, in developing and operating electronic marketplaces, including those for some of the world’s largest government bond markets. eSpeed commenced operations in March 1999 as a division of Cantor and completed its initial public offering in December 1999. For the three months ended March 31, 2008, we processed approximately 4.5 million transactions, totaling more than $36 trillion of notional transactional volume. In 2007, we processed approximately 11.1 million transactions, totaling more than $121 trillion of notional transactional volume.

We have leveraged our technology and trading expertise to provide development and technology services to a newly formed futures exchange, ELX Electronic Liquidity Exchange, which we refer to as “ELX.” We hold a 25% ownership stake in entities owning ELX, while 11 other leading financial institutions own the remainder.

We earn revenue primarily through commissions and fees on our voice brokerage,

electronic marketplace, market data, software, and analytic product offerings. On a supplemental consolidated basis, revenues increased by 24.1 percent in the first quarter of 2008 to $338.9 million, compared to $273.1 million in the first quarter of 2007. In the first quarter of 2008, revenues in Rates increased by 11.2%, Credit by 62.7%, Foreign Exchange by 14.5%, and Other Asset Classes by 53.1%, all when compared to the first quarter of 2007. In the first quarter of 2008, we had non-cash, one-time merger related compensation charges of $84.1 million. These contributed to a net loss of $18.3 million and a net loss for fully diluted shares of $46.5 million on a pro forma basis in the first quarter of 2008.

On a supplemental consolidated basis, for the year ended December 31, 2007, BGC Partners’ total revenues were $1,117.6 million, as compared to $854.7 million for the same period of 2006, representing an increase of 31%. In 2007, our net income for fully diluted shares was $31.0 million as compared to a net loss of $106.4 million in 2006. These results include $37.7 million in pre-tax non-operating and non-recurring expenses incurred by eSpeed in 2007.

In May 2008, we announced a new dividend policy. Under this policy, we expect to pay not less than 75 percent of our post-tax distributable earnings per fully diluted share as cash dividends to all common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. For the definition of post-tax distributable earnings, see “Price Range and Dividend Policy of Our Common Stock.”

Industry Overview

Wholesale market participants and institutions, such as major banks, investment banks and broker-dealer firms, continue to look to marketplace firms that are able to meet the bulk of their outside trading needs in a broad range of products across geographies. These wholesale market participants continue to display a willingness to pay brokerage commissions to inter-dealer brokers who are able to provide timely and valuable pricing information, strong execution capabilities and the liquidity necessary for such market participants to execute their desired transactions. According to the Bank for International Settlements, which we refer to as “BIS,” the underlying OTC and exchange-traded derivative markets traditionally served by inter-dealer brokers have experienced compound annual growth rates, which we refer to as “CAGR,” of approximately 32% and 29%, respectively, based on notional amounts outstanding from December 31, 2001 through June 30, 2007.

According to the BIS, as of June 30, 2007, the notional amounts outstanding for all OTC derivatives was $516.4 trillion, up 39.8% compared to $369.5 trillion in June 2006 and 364.5%

from $111.2 trillion in December 2001, while the notional amounts outstanding for all exchange traded derivatives was $96.7 trillion on June 30, 2007, up 14.6% from $84.4 trillion on June 30, 2006 and up 306.7% from $23.8 trillion on December 31, 2001.

In “liquid” financial markets, the presence of a large number of market participants and facilitators of liquidity and the availability of pricing reference data and standardized terms allow market participants to trade financial instruments quickly and with minimal price disturbance. In these markets, there is substantial competition, efficient execution and high trading volume. While most of the liquid markets are found on listed exchanges, several liquid products continue to be traded OTC, including U.S. Treasuries and foreign exchange. The primary liquidity provider for such OTC markets is the inter-dealer broker, who acts as an intermediary between major market participants to facilitate transactions.

To the extent the trading of a financial instrument requires customization, the relevant market tends to be more illiquid. Illiquid markets generally have fewer market participants, less price transparency, higher spreads and lower trading volumes. Complex financial instruments that are traded OTC tend to be illiquid and are traded primarily by more sophisticated buyers and sellers. Inter-dealer brokers facilitate trading in less liquid markets by providing price discovery, preserving anonymity in matched principal trades, matching buyers and sellers on a “name give-up” basis in agency transactions and providing market intelligence to their customers. “Name give-up” transactions refer to those transactions where the inter-dealer broker acts as an agent and the identity of the two counterparties is disclosed once the trade is completed as opposed to “matched principal” trades where anonymity is preserved even after the transaction is completed. In both agency and matched principal transactions, customers decide to execute a trade and inter-dealer brokers effectively source the counterparties for those trades. Inter-dealer brokers are particularly helpful in facilitating large or non-standardized transactions due to their in-depth market knowledge and access to potential counterparties.

Our Market Opportunity

We believe the financial markets in which we operate present us with the following opportunities to provide value to our customers as an inter-dealer broker, marketplace developer, technology provider and market data supplier:

Increasing Use of Hedging and Risk Management.    We believe that increasingly broadening familiarity with derivative products and the growing need for hedging and risk management will continue to drive higher trading volumes in financial products we broker, including interest rate derivatives, credit derivatives, foreign exchange and listed futures products.

Accelerating Introduction of New Products.    As market participants and their customers strive to mitigate risk, new types of securities and derivatives are introduced which are not immediately ready for more liquid and standardized electronic markets. As these require broker-assisted execution, we believe that these new products provide opportunities for inter-dealer brokers to expand their trading volumes and create product niches. We believe that these products generally have higher commissions than more liquid instruments.

Growth in Algorithmic and Computerized Trading.    In recent years, computerized trading has seen tremendous growth spurred by increasing liquidity and lower operating costs. As our customers increase their use of computerized trading, volumes should rise on our electronic platform.

Market Demand for Global Execution and Presence.    We believe that the continuing globalization of trading and the liberalization of capital markets are propelling growth in trading volumes in products across the globe. We believe our presence in multiple financial centers across the globe positions us to capitalize on such demand. We believe our recent acquisitions in France, Turkey and Asia further enhance our market positions.

Market Demand for Superior Execution.    We expect to see continued demand in the wholesale markets for inter-dealer brokers due to their ability to provide price discovery, liquidity and superior execution.

Desire for Anonymity.    Leading financial market participants frequently seek to trade anonymously to reduce market impacts. We expect to see an increasing demand for inter-dealer brokers to provide trade anonymity.

Increasing Demand for Market Data.    Demand for reliable, real-time market data is growing as new financial products are introduced and trading volumes increase.

Our Competitive Strengths

We believe that the following principal competitive strengths will help us enhance our position as a leading global inter-dealer broker:

We are a Leading Inter-Dealer Broker with Specific Strengths in Key Markets.    We believe our leadership position in a multitude of markets globally, our proprietary liquidity pools and access to a broad customer base help us to locate the best price and to deliver the best execution for our customers, in both liquid and illiquid markets.

We Have Strong Core Relationships.    We believe that our long-standing relationships with some of the world’s largest financial institutions enhance our role as a liquidity provider and our ability to provide price discovery and efficient execution.

We Have a Full Scale, Hybrid Brokerage Platform.    Our hybrid platform allows our customers to trade on a voice, screen-assisted, voice-assisted or fully electronic basis, regardless of whether the trade is OTC or exchange-based, and to benefit from the experience and market intelligence of our worldwide brokerage network.

We Have Proprietary Technology.    Since 1999, we have heavily invested in creating and maintaining our infrastructure, technology, and innovations in multiple markets. As a result of our merger, our technology capabilities are more closely aligned with our brokerage efforts and will be focused on new and emerging screen based market solutions to support our brokers.

We Provide Quality Software, Market Data and Analytics Products.    Our leading position and liquidity in brokerage markets allow us to provide our customers with high quality market data and analytics products, which helps support our leadership position in several key markets and provide a stable source of non-brokerage revenues.

We Have Demonstrated the Ability to Identify, Recruit and Retain Key Talent.    In August 2004, when Cantor announced the restructuring of its inter-dealer brokerage business, we employed approximately 525 brokers. As of March 31, 2008, we had 1,226 brokers across approximately 161 desks. In a competitive environment, we have demonstrated our ability to successfully develop, attract and retain leading brokers, including through acquisitions of new businesses, in order to expand and enhance our brokerage staff. We believe that our ability to attract talent across the globe will enable us to grow our business and provide our customers with trading execution that is superior to that provided by many of our competitors.

Our Partnership Structure Creates Long-Term Incentives.    Our partnership structure is one of the unique strengths of our business. We believe that it provides long-term incentives and is an effective tool in recruiting, motivating and retaining our key employees.

We Have a Proven Acquisition Track Record.    To expand our broker headcount, product offerings, technology capabilities and geographic footprint, we have acquired numerous brokers such as the energy broker Radix, the emerging markets equities derivatives business of Marex Financial, the Turkish broker AS Menkul, the French brokerage house, Aurel Leven, and an inter-dealer broker based in Paris, ETC Pollak. Among other benefits, these acquisitions have given us additional scale to compete effectively, have strengthened and enhanced our franchise, and helped us to expand in local markets around the world. The merger of eSpeed and BGC Partners further highlights our acquisition track record.

We Have Experienced Senior Management.    We are led by a core senior management team, each of whom has over 20 years of experience in the inter-dealer broker markets. We believe that our experienced senior management team gives us a competitive advantage in executing our business strategy.

Our Strategy

We seek to enhance our position as a leading global inter-dealer broker by increasing our market share in existing markets and expanding into new markets. We intend to achieve this goal by employing the following strategies:

Strengthen our Leading Positions in Targeted Traditional, Liquid Markets.    We intend to strengthen our position as a leading provider of inter-dealer brokerage services, technology infrastructure and market data products in the markets in which we focus.

Build and Develop Less Liquid Markets.    We continue to build selected higher growth, higher margin businesses by leveraging our leading positions in the underlying traditional markets associated with these new businesses. For instance, we believe there is a strong cross-selling opportunity as our cash bond market brokers introduce their customers to our new credit derivatives platform.

Expand in Attractive Markets Where Local Presence and Expertise Are Required.    We plan to continue to expand into new geographies and build local presence in those markets. We believe that having local presence and expertise in targeted markets will provide us with a competitive advantage over our competitors.

Leverage Existing Developed Infrastructure to Drive Margins.    We have made substantial investments in brokers and technology in our targeted markets. We believe that the infrastructure in place is scalable, which provides us an opportunity for margin improvement as brokers increase production and as marketplaces become increasingly electronic.

Expand our Broker Workforce Through Acquisitions and Recruitment.    We have a proven track record of growing our global network of brokers through business acquisitions and recruiting efforts and believe we are well-positioned to continue to do so. We intend to continue to selectively acquire companies and hire experienced brokers with the goal of further developing our market position in various products, accelerating our growth and enhancing our profitability.

Leverage our Proprietary Technology to Pursue New Products, Software Solutions and Offerings.    We believe that our ability to develop and build our own technology allows us to be at the forefront of new products and offerings. We also plan to capitalize on our global infrastructure, intellectual property and electronic trading expertise to provide a complete outsourced solution to customers to enable them to access exchanges and electronic markets.

Grow and Expand our Market Data Services and Analytics Products.    We intend to further develop our market data services and analytics products and create new value-added services for customers to complement these products.

Our Organizational Structure

We are BGC Partners, Inc., a Delaware corporation (formerly named eSpeed, Inc.) formed on June 3, 1999. On April 1, 2008, BGC Partners OldCo and eSpeed merged and the surviving entity was renamed “BGC Partners, Inc.” Immediately prior to the merger, pursuant to a separation agreement, Cantor transferred certain assets and liabilities to BGC Partners OldCo and/or its subsidiaries. See “Certain Relationships and Related Transactions—Separation Agreement” for a description of the assets and liabilities transferred to BGC Partners OldCo.

We are a holding company and our business is operated through two operating partnerships, BGC U.S., which holds our U.S. businesses, and BGC Global, which holds our non-U.S. businesses. In connection with the separation, Maxcor was contributed to BGC Partners OldCo in exchange for BGC Partners OldCo units that became shares of our common stock in the merger and the remainder of the BGC businesses were contributed to the Opcos in exchange for limited partnership interests in the Opcos and in connection with the merger, eSpeed contributed the eSpeed businesses to the Opcos in exchange for limited partnership interests in the Opcos.

The limited partnership interests of the Opcos are held by us and BGC Holdings and the limited partnership interests of BGC Holdings are currently held by Cantor and the founding partners. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

There are several types of economic interests in the Combined Company, BGC Holdings and the Opcos and they are as follows:

Combined Company:

•

BGC Partners, Inc. Class A common stock (41,079,037 shares of which were issued and outstanding as of May 16, 2008 and 11,169,822 shares were held by Cantor and CF Group Management, Inc., Cantor’s managing general partner, which we refer to as

“CFGM,” an entity controlled by our Chairman and Co-Chief Executive Officer, Howard W. Lutnick), each share of Class A common stock is generally entitled to one vote on matters submitted to our stockholders.

•

BGC Partners, Inc. Class B common stock (31,848,107 shares of which were issued and outstanding as of May 16, 2008), which is exclusively held by Cantor and CFGM, and each share of Class B common stock is generally entitled to the same rights as a share of Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Class B common stock is entitled to 10 votes. The Class B common stock generally votes together with the Class A common stock on all matters submitted to a vote of our stockholders.

•

RSUs, warrants and in-the-money options (of which 2,153,495, 65,898 and 1,374,197, respectively, were issued and outstanding as of May 16, 2008). We refer to “in-the-money” options as those options that are currently outstanding that have an exercise price that is lower than the last reported sales price of our Class A common stock as reported on the Nasdaq Global Market on May 16, 2008.

As of May 16, 2008, our Class B common stock and our Class A common stock held by Cantor represented approximately 91.7% of our voting power.

BGC Holdings:

•

BGC Holdings exchangeable limited partnership interests (67,142,990 of which were issued and outstanding as of May 16, 2008), which are held by Cantor, and which will be exchangeable with us for our Class B common stock (or, at Cantor’s option or if there are no additional authorized but unissued shares of our Class B common stock, our Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). Cantor will, however, be able to exchange up to an aggregate of 20 million of its BGC Holdings limited partnership interests prior to March 31, 2009, the first anniversary of the completion of the separation, for shares of our Class A common stock in connection with a broad-based public offering including all shares received upon such exchange of our Class A common stock underwritten by a nationally recognized investment banking firm, none of which are intended to be exchanged in connection with this offering.

•

BGC Holdings founding partner interests (44,747,939 of which were issued and outstanding as of May 16, 2008), which were issued in connection with the separation and the merger to BGC Holdings founding partners, and are not exchangeable with us unless (1) Cantor reacquires such interests from BGC Holdings upon termination or bankruptcy of the founding partners or redemption of their units (which it has the right to do under certain circumstances), in which case such interests will be exchangeable with us for our Class A common stock or Class B common stock, or (2) Cantor determines that such interests can be exchanged by such founding partners with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or the rights of our subsidiaries (it being understood that our obligation to deliver shares of our Class A common stock upon exchange will not be deemed to diminish or adversely affect our rights or the rights of our subsidiaries) (Cantor expects to permit such exchanges from time to time). Cantor has provided that certain founding partner interests are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), as described in “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges” in accordance with the terms of the BGC Holdings limited partnership agreement. Once a BGC Holdings founding partner interest becomes exchangeable, such founding partner interest is automatically exchanged for Combined Company Class A common stock upon termination or bankruptcy of the holder of such interest or upon redemption by BGC Holdings.

•

BGC Holdings working partner interests (none of which were issued and outstanding as of May 16, 2008 or as of the date of this prospectus), which may be issued in the future from time to time and any working partner interests that are issued will not be exchangeable with us unless otherwise determined by us with the written consent of the affirmative vote of the majority of units underlying BGC Holdings exchangeable limited partnership interests outstanding, which we refer to as the “BGC Holdings exchangeable limited partnership interest majority in interest,” in accordance with the terms of the BGC Holdings limited partnership agreement.

•

BGC Holdings REU interests (1,569,859 of which were issued and outstanding as of May 16, 2008), which were issued in connection with the separation and the merger to BGC Holdings REU partners, and which may be issued in the future from time to time, are only exchangeable in accordance with the terms and conditions of the grant of such REU interests, which terms and conditions are determined by us, as the BGC Holdings general partner, with the consent of the BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement (and as of the date of this prospectus, the exchangeability of 1,043,544 REUs will be determined as described above and the 526,315 REUs issued in connection with the Radix acquisition become exchangeable over time if certain performance goals are met).

BGC U.S. and BGC Global:

•

BGC U.S. and BGC Global limited partnership interests (189,981,522 and 189,981,522, respectively, of which were issued and outstanding as of May 16, 2008), which are held by the Combined Company and BGC Holdings (78,090,593 and 78,090,593, respectively, of which are held by the Combined Company and 111,890,929 and 111,890,929, respectively, of which are held by BGC Holdings as of May 16, 2008). There is a one-for-one exchange ratio between BGC Holdings limited partnership interests and our common stock, which reflects that, currently, one BGC Holdings limited partnership interest and one share of our common stock represents an equivalent indirect economic interest in the income stream of BGC U.S. and BGC Global. As a result of BGC Holdings’ ownership of BGC U.S. limited partnership interests and BGC Global limited partnership interests, founding partners, REU partners and Cantor indirectly have interests in BGC U.S. limited partnership interests and BGC Global limited partnership interests.

As a result of our ownership of the general partnership interest in BGC Holdings and BGC Holdings’ general partnership interest in each of BGC U.S. and BGC Global, we consolidate BGC U.S.’s and BGC Global’s results for financial reporting purposes.

The BGC Holdings founding partner interests that Cantor has provided are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement, are as follows:

•

20% of the BGC Holdings founding partner interests, held by each founding partner (other than Lee M. Amaitis, our Co-Chief Executive Officer, and Shaun D. Lynn, our President) became exchangeable upon the closing of the merger, with one-third of the shares receivable by such BGC Holdings founding partner upon a full exchange becoming saleable on each of the first, second and third anniversaries of the closing of the merger (subject to acceleration), subject to applicable law;

•

(1) 1,100,000 of the 3,160,215 BGC Holdings founding partner interests held by Mr. Amaitis at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the 1,100,000 BGC Holdings founding partner interests referred to in clause (1) and any other interests or shares of Class A common stock that Mr. Amaitis is otherwise eligible to exchange or sell or has sold for any reason, including, without limitation, in connection with any grant of additional interests or stock options, which we collectively refer to as the “Amaitis applicable shares”) will become exchangeable on the second anniversary of the closing of the merger, (3) 60% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 80% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, and (5) 100% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Amaitis will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the letter agreement, which we refer to as the “Amaitis letter agreement,” dated as of March 31, 2008, by and between Lee M. Amaitis and Cantor), with the shares received by Mr. Amaitis upon exchange being immediately saleable, subject to applicable law; and

•

(1) 600,000 of the 2,515,898 BGC Holdings founding partner interests held by Mr. Lynn at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the 600,000 BGC Holdings founding partner interests referred to in clause (1) and any other interests or shares of Class A common stock that Mr. Lynn is otherwise eligible to exchange or sell or has sold for any reason, including, without limitation, in connection with any grant of additional interests or stock options, which we collectively refer to as the “Lynn applicable shares”) will become exchangeable on the second anniversary of the closing of the merger, (3) 50% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 60% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, (5) 70% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger, (6) 80% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the sixth anniversary of the closing of the merger, (7) 90% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the seventh anniversary of the closing of the merger, and (8) 100% of such BGC Holdings founding partner interests (less the

Lynn applicable shares) will become exchangeable on the eighth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Lynn will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the letter agreement, which we refer to as the “Lynn letter agreement,” dated as of March 31, 2008, by and between Shaun D. Lynn and Cantor), with the shares received by Mr. Lynn upon exchange being immediately saleable, subject to applicable law.

With each exchange, our indirect interest in BGC U.S. and BGC Global will proportionately increase, because immediately following an exchange, BGC Holdings will redeem the BGC Holdings unit so acquired for the BGC U.S. limited partnership interest and the BGC Global limited partnership interest underlying such BGC Holdings unit. The acquired BGC U.S. limited partnership interest and BGC Global limited partnership interest will be appropriately adjusted to reflect the impact of any losses of BGC U.S. and BGC Global arising from certain litigation claims (see “Certain Relationships and Related Transactions—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global” and “Business—Legal Proceedings”) and the intention of the parties to the BGC Holdings limited partnership agreement for BGC Holdings (and not us) to realize the economic benefits and burdens of such litigation matters.

The profit and loss of BGC U.S., BGC Global and BGC Holdings, as the case may be, are allocated based on the total number of BGC U.S. units, BGC Global units and BGC Holdings units, as the case may be, outstanding, other than in the case of certain litigation matters.

The following diagram illustrates our expected ownership structure immediately after the completion of this offering. The following diagram does not reflect the various subsidiaries of us, BGC U.S., BGC Global, BGC Holdings or Cantor, or the results of any exchange of BGC Holdings exchangeable limited partnership interests or, to the extent applicable, BGC Holdings founding partner interests or BGC Holdings REUs:

*	Shares of Class B common stock are convertible into shares of Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, if Cantor converted all of its Class B common stock into Class A common stock, Cantor would hold 37.7% of the voting power and the public stockholders would hold 60.9% of the voting power (and the indirect economic interests in BGC U.S. and BGC Global would remain unchanged).

You should read “Risk Factors,” “Certain Relationships and Related Transactions” and “Description of Capital Stock,” for additional information about our corporate structure and the risks posed by this structure.

Executive Offices

Our executive offices are located at 499 Park Avenue, New York, New York 10022, while our international headquarters are at One Churchill Place in London, U.K. Our telephone number is (212) 610-2200. Our website is located at www.bgcpartners.com and our email is info@bgcpartners.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

This Offering

Class A common stock offered by BGC Partners	10,000,000 shares

Class A common stock offered by the selling stockholders(1)	10,000,000 shares

Shares of all classes of BGC

    Partners common stock to be

    outstanding immediately

    following this offering(2):

Class A common stock	51,079,504 shares of Class A common stock

Class B common stock	31,848,107 shares of Class B common stock

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $74.1 million ($97.3 million if the underwriters exercise their option to purchase additional shares in full, assuming all of the option shares are sold by BGC Partners), based on the public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to purchase 175,000 shares of our Class A common stock from Stephen M. Merkel, one of our executive officers. The per share price that such executive officer will receive for each such share will equal the public offering price, net of underwriting discounts and commissions applicable to such shares. We intend to contribute all of the remaining net proceeds from this offering to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests.

BGC U.S. and BGC Global intend to use the net proceeds they receive from us for various purposes, including for general partnership purposes, including potential strategic alliances, acquisitions, joint ventures or broker hires.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Voting Rights

Each share of our Class A common stock entitles its holder to one vote per share, thereby entitling holders of our Class A common stock to 51,079,504 votes in the aggregate immediately after this offering, representing 13.8% of our voting power in the aggregate immediately after this offering. Each share of our Class B common stock entitles its holder to 10 votes per share, thereby entitling holders of our Class B common stock to 318,481,070 votes, representing 86.2% of our voting power in the aggregate immediately after this offering. Our Class B common stock generally votes together with our Class A common stock on all matters submitted to a vote of our stockholders. Our Class B common stock is exclusively held by Cantor and CFGM, the managing general partner of Cantor, an entity controlled by our Chairman and Co-Chief Executive Officer, Howard W. Lutnick. See “Description of Capital Stock.”

Economic Rights	Pursuant to our amended and restated certificate of incorporation, which we refer to as our “certificate of incorporation,” shares of our Class A common stock and Class B common stock are entitled to equal economic rights.

Dividend Policy	We expect to pay not less than 75% of our post-tax distributable earnings per fully diluted share (for a definition of post-tax distributable earnings per fully diluted share and a comparison of post-tax distributable earnings to GAAP income (loss) from continuing operations before minority interest and income tax see “Price Range and Dividend Policy of Our Common Stock”) as cash dividends to all common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers.

Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries of up to $58 million as part of this policy, including those held by Cantor or our executive officers, at the volume weighted average price, to the extent available, of such securities on the date on which such purchase or repurchase is made, all of which is currently available. We expect to pay such dividends, if and when declared by our board of directors and our audit committee, on a semi-annual basis. The dividend to our stockholders is expected to be calculated based on our post-tax distributable earnings generated over the two consecutive fiscal quarters ending prior to the record date for the dividend.

See “Price Range and Dividend Policy of Our Common Stock.”

Risk Factors	For a discussion of factors you should consider before buying shares of our Class A common stock, see “Risk Factors.”

Nasdaq Global Market symbol	BGCP

(1)	Does not include 175,000 shares of our Class A common stock being repurchased by us with proceeds from this offering from Mr. Merkel, one of our executive officers. See “Use of Proceeds.”
(2)	The number of shares of our Class A common stock and our Class B common stock outstanding after the offering is based on shares outstanding as of May 16, 2008 and does not give effect to the option. Assuming all of the option shares are sold by BGC Partners, 54,079,504 shares of Class A common stock will be outstanding immediately following this offering and the exercise of such option. Assuming all of the option shares are sold by Cantor, we expect that Cantor would exchange an additional 3,000,000 of its BGC Holdings limited partnership interests to sell such shares pursuant to such option, and as a result, 54,079,504 shares of Class A common stock will be outstanding immediately following this offering and the exercise of such option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of the supplemental consolidated financial information and other data of BGC Partners, Inc. and our summary pro forma financial information.

The summary supplemental condensed consolidated financial data of BGC Partners, Inc. as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 have been derived from BGC Partners, Inc.’s unaudited supplemental condensed consolidated financial statements included elsewhere in this prospectus. The summary supplemental consolidated financial data of BGC Partners, Inc. as of December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 have been derived from BGC Partners, Inc.’s audited supplemental consolidated financial statements included elsewhere in this prospectus.

The supplemental consolidated financial data of BGC Partners, Inc. includes the results of operations for the following:

•

eSpeed, which upon completion of the merger no longer recognizes revenue in connection with Cantor’s CO2e.com, LLC, which we refer to as “CO2e,” and Cantor Index businesses and certain employees who devoted a substantial portion of their time to Cantor will transfer to Cantor. As a result, eSpeed’s consolidated results are adjusted to exclude these revenue and expenses;

•	the BGC Division, which also includes Cantor’s Market Data division and Cantor’s investment in Freedom International Brokerage; and

•

35% of eSpeed’s gross revenues previously recognized by Cantor for clearing the North American fully electronic trading business. Cantor previously received this revenue, which we refer to as fulfillment revenue, under the JSA, which terminated upon closing of the merger. This revenue will be recognized by BGC Partners from and after the merger. BGC Division’s combined results are adjusted to reflect the inclusion of fulfillment revenues and expenses in connection with clearing transactions.

This supplemental consolidated financial data should be read in conjunction with the “BGC Partners, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “eSpeed’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “BGC Partners, Inc.’s Supplemental Consolidated Financial Statements,” the “BGC Division’s Combined Financial Statements,” “eSpeed, Inc. and Subsidiaries’ Consolidated Financial Statements” and the accompanying Notes thereto included elsewhere in this prospectus.

The unaudited pro forma consolidated BGC Partners, Inc. statement of operations data for the year ended December 31, 2007 and the three months ended March 31, 2008 and the unaudited pro forma consolidated BGC Partners, Inc. statement of financial condition data as of December 31, 2007 and as of March 31, 2008 were derived by applying pro forma adjustments to the consolidated and combined statements of operations data of eSpeed and the BGC Division for the year ended December 31, 2007 and the three months ended March 31, 2008 and the consolidated and combined statements of financial condition data of eSpeed and the BGC Division as of December 31, 2007 and as of March 31, 2008. Pro forma consolidated BGC Partners, Inc. gives effect to the combined and consolidated results of the BGC Division and eSpeed and the inclusion of fulfillment revenues currently recognized by Cantor and the exclusion of revenues and expenses in connection with the Cantor Index and CO2e businesses that were recognized by eSpeed; as well as the reduced interest expense in connection with the debt restructuring and the removal of certain employees who were eSpeed employees but became Cantor employees upon the consummation of the merger. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2007 and the three months ended March 31, 2008 and the unaudited pro forma consolidated statement of financial condition data as of December 31, 2007 and as of March 31, 2008 present the results of operations and financial position of BGC Partners, Inc. assuming that the merger had been completed as of January 1, 2007 or 2008 with respect to the unaudited pro forma consolidated statement of operations data and at December 31, 2007 or March 31, 2008 with respect to the unaudited pro forma consolidated statement of financial condition data.

The summary pro forma financial data of BGC Partners, Inc. is included for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period. Please refer to “Unaudited Pro Forma Consolidated Financial Data” included in this prospectus for more information regarding the pro forma adjustments for BGC Partners, Inc. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended December 31,				Three Months Ended March 31,
	Supplemental Consolidated for BGC Partners, Inc.			Pro Forma BGC Partners, Inc	Supplemental Condensed Consolidated BGC Partners, Inc.		Pro Forma BGC Partners, Inc.
	2005	2006	2007	2007	2007	2008	2008
	(in thousands, except for per share data)
Revenues:
Commissions	$446,378	$599,486	$802,956	$802,956	$190,104	$254,031	$254,031
Principal transactions	119,586	134,939	205,049	205,049	53,010	51,896	51,896

Total brokerage revenues	565,964	734,425	1,008,005	1,008,005	243,114	305,927	305,927
Fees from related parties	15,244	28,638	53,809	53,809	10,893	20,913	20,913
Market data	16,283	17,409	18,981	18,981	4,373	5,544	5,544
Software solutions	15,534	16,981	10,983	10,983	3,564	2,083	2,083
Interest income	15,208	31,086	22,968	22,951	9,067	3,853	3,282
Other revenues	5,155	26,203	2,895	2,895	2,065	586	586

Total revenues	633,388	854,742	1,117,641	1,117,624	273,076	338,906	338,335
Expenses:
Compensation and employee benefits	434,862	560,016	649,507	649,507	158,707	190,482	190,482
Non-cash merger-related compensation charges	—	—	—	—	—	84,063	84,063
Allocation of net income to founding/working partners units	—	—	—	10,774	—	—	—

Total compensation	434,862	560,016	649,507	660,281	158,707	274,545	274,545
Other expenses	282,356	391,934	425,460	411,553	92,841	104,170	101,557

Total expenses	717,218	951,950	1,074,967	1,071,834	251,548	378,715	376,102

(Loss) income from continuing operations before minority interest and income taxes	(83,830)	(97,208)	42,674	45,790	21,528	(39,809)	(37,767)
Minority interest	—	—	2,352	18,513	155	654	(27,540)
Provision (benefit) for income taxes	(9,267)	(1,547)	9,320	9,320	2,332	8,070	8,070

(Loss) income from continuing operations	(74,563)	(95,661)	31,002	17,957	19,041	(48,533)	(18,297)
Loss from discontinued operations, net of tax	(117)	(650)	—	—	—	—	—
Cumulative effect of a change in accounting principle	—	(10,080)	—	—	—	—	—

Net (loss) income	$(74,680)	$(106,391)	$31,002	$17,957	$19,041	$(48,533)	$(18,297)

	Year Ended December 31,				Three Months Ended March 31,
	Supplemental Consolidated for BGC Partners, Inc.			Pro Forma BGC Partners, Inc	Supplemental Condensed Consolidated BGC Partners, Inc.		Pro Forma BGC Partners, Inc.
	2005	2006	2007	2007	2007	2008	2008
	(in thousands, except for per share data)
Adjustments to net income for fully diluted shares:
Net (loss) income	$(74,680)	$(106,391)	$31,002	$17,957	$19,041	$(48,533)	$(18,297)
Allocation of net income to founding/working partner units	—	—	—	10,774	—	—	—	(1)
Minority interest to Cantor	—	—	—	16,161	—	—	(28,194	)(1)

Net (loss) income for fully diluted shares	$(74,680)	$(106,391)	$31,002	$44,892	$19,041	$(48,533)	$(46,491)

Per share data:
Basic (loss) earnings per share	$(0.40)	$(0.58)	$0.17	$0.25	$0.10	$(0.26)	$(0.25)

Fully diluted (loss) earnings per share	$(0.40)	$(0.58)	$0.17	$0.24	$0.10	$(0.26)	$(0.25)

Basic weighted-average shares of common stock outstanding	185,209	184,074	184,326	72,435	184,283	184,967	72,794
Stock options/restricted stock units/warrants	—	—	1,156	1,156	1,018	—	—
Restricted equity units	—	—	—	—	—	—	282
BGC Holdings units held by founding partners	—	—	—	44,821	—	—	44,821
BGC Holdings units held by Cantor	—	—	—	67,070	—	—	67,070

Fully diluted weighted- average shares of common stock outstanding	185,209	184,074	185,482	185,482	185,301	184,967	184,967

(1)	Because there is a net loss of $46.5 million for the three months ended March 31, 2008, there is no allocation to founding/working partners, but rather the founding/working partners’ and Cantor’s ownership percentages are aggregated and a minority interest charge is calculated based on the combined ownership of Cantor and the founding/working partners indirectly in BGC U.S. and BGC Global.

The pro forma BGC Partners Stand-Alone statements of operations data for the three months ended March 31, 2008 and the year ended December 31, 2007 were derived by applying pro forma adjustments to the historical statements of operations data of the BGC Division for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. BGC Partners Stand-Alone gives effect to BGC Division’s combined results and the inclusion of fulfillment revenues currently recognized by Cantor as well as the reduced interest expense in connection with the debt restructuring. These results do not give effect to the adjusted results of eSpeed or the elimination of intercompany transactions between eSpeed and BGC Partners.

The table below should be read in conjunction with the BGC Partners Pro Forma Consolidated Financial Data included elsewhere in this prospectus; and with the BGC Partners’ supplemental consolidated financial statements, the BGC Division combined financial statements and eSpeed’s consolidated financial statements, also included in this prospectus.

Management has presented the Pro Forma BGC Partners Stand-Alone data for the following reasons:

•

the results of BGC’s inter-dealer brokerage business have been combined in the summary pro forma BGC Partners, Inc. financial data, and represent the substantial majority of the revenues and profitability for the Combined Company; and

•	management’s view is that an understanding of the stand-alone results of BGC’s inter-dealer brokerage business is integral to understanding the combined results.

The adjustments to go from Supplemental Consolidated BGC Partners, Inc. to Pro Forma BGC Partners Stand-Alone for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows:

	Three Months Ended March 31, 2008
	Supplemental Condensed Consolidated BGC Partners, Inc.	Less: Consolidated eSpeed Results	eSpeed CO2e; Cantor Index and Software Solution Adjustments	Revenue Eliminations between eSpeed and BGC	Debt Restructuring	Pro Forma BGC Partners Stand-Alone
	($ in thousands)
Revenues:	$338,906	$(40,726)	$1,444	$15,609	$(571)	$314,662
Expenses:
Compensation and employee benefits	190,482	(14,256)	—	—	—	176,226
Non-cash merger-related compensation charges	84,063	—	—	—	—	84,063

Total compensation	274,545	(14,256)	—	—	—	260,289
Other expenses	104,170	(26,980)	118	15,606	(2,613)	90,301

Total expenses	378,715	(41,236)	118	15,606	(2,613)	350,590
(Loss) income before minority interest and income taxes	(39,809)	510	1,326	3	2,042	(35,928)
Minority interest	654	—	—	3	—	657
Provision (benefit) for income taxes	8,070	55	—	—	—	8,125

Net (loss) income	$(48,533)	$455	$1,326	$—	$2,042	$(44,710)

	Year Ended December 31, 2007
	Supplemental Consolidated BGC Partners, Inc. 2007	Less: Consolidated eSpeed Results	eSpeed CO2e; Cantor Index and Software Solution Adjustments	Revenue Eliminations between eSpeed and BGC	Debt Restructuring	Pro Forma BGC Partners Stand-Alone
	($ in thousands)
Revenues:	$1,117,641	$(159,215)	$15,971	$54,240	$(17)	$1,028,620
Expenses:
Compensation and employee benefits	649,507	(73,218)	4,515	—	—	580,804
Other expenses	425,460	(124,762)	5,159	54,219	(13,907)	346,169

Total expenses	1,074,967	(197,980)	9,674	54,219	(13,907)	926,973
Income before minority interest and income taxes	42,674	38,765	6,297	21	13,890	101,647
Minority interest	2,352	—	—	21	—	2,373
Provision for income taxes	9,320	6,267	—	—	—	15,587

Net income	$31,002	$32,498	$6,297	$—	$13,890	$83,687

	Year Ended December 31,				Three Months Ended March 31,
	Supplemental Consolidated for BGC Partners, Inc.			Pro Forma BGC Partners, Inc.	Supplemental Condensed Consolidated for BGC Partners, Inc.		Pro Forma BGC Partners, Inc.
	2005	2006	2007	2007	2007	2008	2008
	($ in thousands)
Revenues by Geographic Region:
United Kingdom	$230,105	$345,507	$529,120	$529,120	$117,424	$140,734	$140,734
United States	257,279	321,649	301,162	301,145	91,749	108,697	108,126
Other international	146,004	187,586	287,359	287,359	63,903	89,475	89,475

Total revenues	$633,388	$854,742	$1,117,641	$1,117,624	$273,076	$338,906	$338,335

Voice/Hybrid and Fully Electronic Brokerage Revenues:
Voice/hybrid	$464,225	$643,924	$915,840	$915,840	$218,862	$287,862	$287,862
Fully electronic	101,739	90,501	92,165	92,165	24,252	18,065	18,065

Total brokerage revenues	$565,964	$734,425	$1,008,005	$1,008,005	$243,114	$305,927	$305,927

Weighted-average number of brokers(1)	840	1,162	1,196	1,196	1,191	1,193	1,193

	As of December 31,			As of March 31,
	Supplemental Consolidated for BGC Partners, Inc.		Pro Forma BGC Partners, Inc.	Supplemental Condensed Consolidated for BGC Partners, Inc.	Pro Forma BGC Partners, Inc.
	2006	2007	2007	2008	2008
	($ in thousands)
Supplemental Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$130,888	$277,299	$133,282	$218,933	$218,933
Total assets	$1,497,624	$1,377,629	$1,107,369	$1,503,146	$1,385,847
Long-term debt	$248,896	$196,818	$150,000	$150,000	$150,000
Total liabilities	$1,072,764	$905,952	$724,646	$1,001,215	$1,001,215
Mandatorily redeemable partnership interest	$—	$—	$94,112	$—	$94,112
Minority interest (Cantor)	$—	$—	$135,503	$—	$136,097
Total stockholders’ equity	$424,860	$469,325	$150,756	$498,924	$151,417

(1)	Weighted-average brokers per period calculated on a monthly average basis.

The adjustments to go from the Supplemental Consolidated BGC Partners, Inc. to the Pro Forma BGC Partners, Inc. for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (1):

	Three Months Ended March 31, 2008
	Supplemental Condensed Consolidated BGC Partners, Inc.	Debt Restructuring	Allocations of Net Income (Loss) to BGC Founding Partners and Cantor	Pro Forma BGC Partners, Inc.
	($ in thousands)
Revenues:	$338,906	$(571)	$—	$338,335
Expenses:
Compensation and employee benefits	190,482	—	—	190,482
Non-cash merger-related compensation charges	84,063	—	—	84,063

Total compensation	274,545	—	—	274,545
Other expenses	104,170	(2,613)	—	101,557

Total expenses	378,715	(2,613)	—	376,102
(Loss) income before minority interest and income taxes	(39,809)	2,042	—	(37,767)
Minority interest	654	—	(28,194)	(27,540)
Provision (benefit) for income taxes	8,070	—	—	8,070

Net (loss) income	$(48,533)	$2,042	$28,194	$(18,297)

	Year Ended December 31, 2007
	Supplemental Consolidated BGC Partners, Inc.	Debt Restructuring	Allocations of Net Income (Loss) to BGC Founding Partners and Cantor	Pro Forma BGC Partners, Inc.
	($ in thousands)
Revenues:	$1,117,641	$(17)	$—	$1,117,624
Expenses:
Compensation and employee benefits	649,507	—	—	649,507
Allocation of net income to founding/working partners units	—	—	10,774	10,774

Total compensation	649,507	—	10,774	660,281
Other expenses	425,460	(13,907)	—	411,553

Total expenses	1,074,967	(13,907)	10,774	1,071,834
Income (loss) before minority interest and income taxes	42,674	13,890	(10,774)	45,790
Minority interest	2,352	—	16,161	18,513
Provision for income taxes	9,320	—	—	9,320

Net income (loss)	$31,002	$13,890	$(26,935)	$17,957

(1)	For financial reporting purposes under accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP,” the ownership interest held in Combined Company common stock, the BGC Holdings founding/working partner interests and BGC Holdings limited partnership interests held by Cantor will be accounted for as described below. The details of this reconciliation are outlined in the tables below:

Economic Ownership	Consolidated Statement of Operations Presentation	Consolidated Statement of Financial Condition Presentation
Combined Company Combined Company Stockholders (Class A and B common stockholders)	The public stockholders’ (including Cantor) basic earnings per share, which we refer to as “EPS,” in the Combined Company is based on net income after allocations to the founding/working partners divided by the number of outstanding shares of Combined Company common stock.	Public stockholders’ (including Cantor’s) equity will be included in stockholders’ equity in the consolidated statement of financial condition.

Founding/working partners Founding/working partner interests (BGC Holdings limited partnership interests holders)	The founding/working partners may receive allocations of net income based on their pro rata share of the fully diluted shares in the Combined Company. This charge will be called “allocation of net income to founding/working partner units,” which will be a separate component listed in compensation expense.	The capital balance, generally the amount of capital contributed by founding/working partners, will be classified on a separate liability line in the consolidated statement of financial condition called “mandatorily redeemable partnership interest.”

BGC Holdings limited partnership interests held by Cantor BGC Holdings limited partnership interests held by Cantor (BGC Holdings limited partnership interests holders)	Cantor’s pro rata share of the net income in the Combined Company will be reported as a minority interest charge in the consolidated statement of operations.	Cantor’s pro rata share of the capital held in BGC Holdings will be included as a component of minority interest in the consolidated statement of financial condition.

Consolidated BGC Partners, Inc.	EPS on a fully diluted basis for the Combined Company are presented as follows: Net income allocations to the founding/working partners and the minority interest to Cantor described above will be added back to net income. The number of units held in BGC Holdings by both the founding/working partners and Cantor will be added to the Combined Company common stock (plus common stock equivalents) to determine fully diluted shares outstanding. The adjusted net income will be divided by the adjusted fully diluted shares to calculate fully diluted EPS. Because basic	The three economic ownership categories will be accounted for as components of the Combined Company’s liabilities and equity on the consolidated statement of financial condition. The founding/working partner interests will be recorded as mandatorily redeemable partnership interest; Cantor’s BGC Holdings limited partnership interests will be treated as a component of minority interest and the interests held by the public will be a component of stockholders’ equity in the Combined Company.
EPS and fully diluted EPS (with the exception of the impact of stock options) are based on pro rata ownership in the Combined Company, there should not be any difference in the calculations.

Upon closing of the merger, the indirect economic ownership percentages in BGC U.S. and BGC Global were 40.2% held by the public (including Cantor) through ownership of our common stock, 35.5% held by Cantor through ownership of BGC Holdings limited partnership interests, and 24.3% held by the founding partners through ownership of BGC Holdings limited partnership interests. See footnote (6) below. In addition, concurrently with the merger, and, in the future from time to time, as part of its compensation process, BGC Holdings issued and may issue certain REUs and BGC Partners issued and may issue certain RSUs to certain employees of BGC Partners and other persons who provide services to BGC Partners. The calculation of the economic ownership percentages is described in the following table (in thousands, except percentages):

Ownership	Pre-Merger Common Stock(1)	Issued Common Stock(2)	Issued BGC Holdings Units(3)	Issued Restricted Equity Units(4)	Issued Restricted Stock Units(5)	Total	Percentage(6)
Class A and Class B common stock and options to acquire Class A common stock held by the public(7)	52,450	21,969	—	—	2,153	76,572	40.2%
Founding/working partner interests and REU interests	—	—	44,821	1,263	—	46,084	24.3%
Limited partnership interests held by Cantor	—	—	67,070	307	—	67,377	35.5%

Total shares of common stock/BGC Holdings limited partnership interest outstanding	52,450	21,969	111,891	1,570	2,153	190,033	100.0%

(1)	Common stock amounts represent total Combined Company common stock including common stock options outstanding and exercisable at April 1, 2008.
(2)	Reflects shares issued by the Combined Company to Cantor as consideration for Maxcor. A separate valuation was performed on Maxcor on May 25, 2007 to determine the amount of shares to be issued in the merger.
(3)	Reflects the issuance of BGC Holdings limited partnership interests to the founding partners and Cantor upon completion of the separation. As part of the separation and the merger, founding partners had each of their Cantor units redeemed for 10 founding partner interests and two distribution rights. Cantor partners had each of their Cantor units redeemed for a new Cantor unit and two distribution rights, and they did not receive any founding partner interests as they are not BGC Holdings founding partners. Cantor is obligated to distribute an aggregate of 33.4 million shares of our common stock, including an aggregate of 7.9 million shares of our common stock to the founding partners.
(4)	Reflects REUs issued upon completion of the separation. These REUs entitle the holder to participate in distributions of BGC Holdings’ income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the holder’s termination provided that the holder has not engaged in any competitive activity with the Combined Company or its affiliates prior to the date each payment is due. These REUs may also be exchangeable for Class A common stock in accordance with the terms and conditions of the grant of such REUs.
(5)	Upon closing of the merger, the Combined Company issued RSUs to certain employees and others who provide services to the Combined Company. These awards vest over two and three-year periods from the date of award.
(6)	The collective management of BGC Partners, including founding partners and certain executives of Cantor who hold BGC Partners management positions, indirectly own approximately 32.8% of the economics of BGC U.S. and BGC Global. This is derived by taking founding partner interests of 24.3% of the Combined Company (calculated above) and adding the impact of the 8.0 million distribution rights and 0.3 million of REU held by executives of Cantor who hold BGC Partners management positions (or 4.3% of the Combined Company) and 7.9 million distribution rights attributable to founding partners (or 4.3% of the Combined Company). For purposes of the table above, these distribution rights are a component of the 67.1 million units of BGC Holdings limited partnership interests held by Cantor. These amounts exclude any shares of our Class A common stock, Class B common stock or options previously granted to, held directly by, or held beneficially, or otherwise controlled by the management of BGC Partners.
(7)	Included in the balance are shares of Class A common stock and Class B common stock held by Cantor of 11.2 million and 31.8 million, respectively. Also included in the balance are 1.2 million shares held by officers of Cantor as public stockholders.

The economic ownership percentages calculated above determine certain income statement and balance sheet allocations in BGC Partners, Inc.’s pro forma consolidated financial statements as of March 31, 2008. The allocations are calculated below (in thousands, except per share data and percentages):

Consolidated Statement of Operations	Units/ Shares	%(1)	Amount
Net loss allocations
Pro forma consolidated BGC Partners, Inc. net income prior to allocations to founding/working partners and Cantor			$(46,491)
Cantor minority interest allocation percentage and charge based on a pro rata ownership in the Combined Company(2)			28,194

BGC Partners, Inc. net income after founding/working partner distributions and minority interest allocations			$(18,297)

Basic and Fully Diluted Share Calculations
Basic weighted-average shares of common shares outstanding(3)	72,794
Restricted equity units	282
BGC Holdings units held by founding/working partners(4)	44,821
BGC Holdings units held by Cantor(4)	67,070

Total fully diluted weighted-average shares outstanding	184,967

Earnings Per Share Calculations
Basic earnings per share
BGC Partners, Inc. net income			$(18,297)

Basic weighted-average shares outstanding	72,794
Basic earnings per share			$(0.25)

Fully diluted earnings per share
BGC Partners, Inc. net income adjusted to add back net income allocations to founding/working partners and Cantor minority interest allocations			$(46,491)

Total fully diluted weighted-average shares outstanding	184,967
Fully diluted earnings per share			$(0.25)

Consolidated Statement of Financial Condition
Founding/working partner interests(5)	46,084	24.3%	$94,112
Units held by and minority interest allocation to Cantor at the assumed time of the merger(6)	67,377	35.5%	136,096
Public company shares of common stock outstanding and stockholder equity allocation at the time of the merger	76,572	40.2%	151,417

Total mandatorily redeemable partnership interest, minority interest and stockholders’ equity	190,033	100%	$381,625

(1)	The collective management of BGC Partners, including founding partners and certain executives of Cantor who hold BGC Partners management positions, indirectly own approximately 32.8% of the economics of BGC U.S. and BGC Global. This is derived by taking founding partner interests of 24.3% of the Combined Company (calculated above) and adding the impact of the 8.0 million distribution rights and 0.3 million of REUs held by executives of Cantor who hold BGC Partners management positions (or 4.3% of the Combined Company) and 7.9 million distribution rights attributable to founding partners (or 4.3% of the Combined Company). For purposes of the table above, these distribution rights are a component of the 67.1 million units of BGC Holdings limited partnership interests held by Cantor. These amounts exclude any shares of our Class A common stock, Class B common stock or options previously granted to, held directly by, or held beneficially, or otherwise controlled by the management of BGC Partners.
(2)	When there is a net loss for a particular period, there is no allocation to founding partners, but rather the founding partners’ and Cantor’s ownership percentages are aggregated and a minority interest charge is calculated based on the combined ownership of Cantor and the founding partners indirectly in BGC U.S. and BGC Global.
(3)	The weighted-average basic common shares outstanding amount include 50.8 million shares that were taken from eSpeed’s consolidated financial statements included elsewhere in this prospectus. The pro forma Combined Company basic weighted-average common shares takes that share amount and includes our Class A common stock and our Class B common stock issued by the Combined Company to Cantor as consideration for Maxcor assuming those shares were outstanding for the entire three months ended March 31, 2008.
(4)	Data are as of April 1, 2008.
(5)	The value of founding/working partner interests on the Combined Company statement of financial condition reflects the adjusted partner capital balance as of March 31, 2008, adjusted for any pro forma redemptions and/or adjustments in connection with the separation and merger. The 1.3 million of REUs issued to founding/working partners were not factored in the calculation of the founding/working partners’ mandatorily redeemable partnership interests.
(6)	The 0.3 million of REUs issued to Cantor partners were not factored in the calculation of the Cantor’s minority interest.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to purchase shares of our Class A common stock offered pursuant to this prospectus. The risk factors set forth below primarily relate to the businesses of BGC U.S. and BGC Global. These risks also affect the Combined Company because the Combined Company’s business primarily consists of its BGC U.S. limited partnership interests, BGC Global limited partnership interests, its BGC Holdings general partnership interest and its BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings. If any of the events or developments described below actually occurred, our business, financial condition and results of operations would likely suffer. In that case, the trading price of our Class A common stock would likely decline and you could lose part or all of your investment in our Class A common stock.

Risks Related to our Business

Because competition for the services of brokers is intense, we may not be able to attract and retain highly skilled brokers, which could adversely impact our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

Our ability to provide high-quality brokerage services and maintain long-term relationships with our customers depends, in large part, upon our brokers. As a result, we must attract and retain highly qualified brokerage personnel. In recent years, we have significantly grown the number of brokers in our business through new hires and acquisitions of existing businesses, and we expect to continue to do so in the future. Competition for the services of brokers is intense, especially for brokers with experience in the specialized markets in which we participate or we may seek to enter. If we are unable to hire or retain highly qualified brokers, including retaining those employed by businesses we acquire in the future, we may not be able to enter new brokerage markets or develop new products. If we lose one or more of our brokers in a particular market in which we participate, our revenues may decrease and we may lose market share in that particular market.

In addition, recruitment and retention of qualified brokers could result in substantial additional costs. We have been a party to, or otherwise involved in, several litigations and arbitrations involving competitor claims in connection with new employee hires. We may also pursue our rights through litigation when competitors hire our employees who are under contract with us. We are currently involved in litigations and arbitrations with our competitors relating to new employee hires and departures. We believe such proceedings are common in our industry due to its highly competitive nature. An adverse settlement or judgment related to these or similar types of claims could have a material adverse effect on our financial condition. Regardless of the outcome of these claims, we generally incur significant expenses and substantial management time will be required to deal with these claims. See “Business—Legal Proceedings.”

If we fail to attract new personnel, or fail to retain and motivate our current personnel, or if we incur increased costs associated with attracting and retaining personnel (such as litigation, arbitration, sign-on or guaranteed bonuses or forgivable loans), our revenues and expenses could be adversely impacted and, as a result, our business, financial condition and results of operations could be materially adversely affected.

We may pursue strategic alliances, acquisitions or joint ventures or hire brokers for new or existing brokerage desks, which could present unforeseen integration obstacles or costs and could dilute the common stock owned by our stockholders. We may also face competition in our acquisition strategy, which may limit our number of acquisitions and growth opportunities.

We have explored a wide range of strategic alliances, acquisitions or joint ventures with other brokers and with other companies that have interests in businesses in which there are brokerage or other strategic opportunities. For example, in December 2007, we and 11 other leading financial institutions announced the establishment of a new joint venture, ELX. We also may seek to hire brokers for new or existing brokerage desks. In addition, from time to time, we have and we expect to continue to evaluate and potentially pursue possible strategic alliances, acquisitions, joint ventures or broker hires. These acquisitions or new hires may be necessary in order for us to enter into or develop new product and geographic areas.

Strategic alliances, acquisitions, joint ventures and new hires involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and product development and distraction of management;

•	difficulty retaining and integrating personnel and integrating financial and other systems;

•	the necessity of hiring additional management and other critical personnel and integrating them into current operations;

•	litigation and/or arbitration associated with hiring brokerage personnel;

•	increasing the scope, geographic diversity and complexity of our operations;

•	potential dependence upon, and exposure to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control;

•	potential unfavorable reaction to our strategic alliance, acquisition or joint venture strategy by our customers;

•

to the extent that we pursue business opportunities outside the United States, exposure to political, economic, legal, regulatory, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities;

•	the up-front costs associated with recruiting brokerage personnel, including those costs associated with establishing a new brokerage desk;

•	conflicts or disagreements between any strategic alliance or joint venture partners and us; and

•	exposure to additional liabilities of any acquired business, strategic alliance or joint venture.

In addition, we expect to face competition for acquisition candidates, which may limit the number of acquisitions and growth opportunities and may lead to higher acquisition prices. There can be no assurance that we will be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial difficulties.

As a result of these risks and challenges, we may not realize any anticipated benefits from strategic alliances, acquisitions, joint ventures or new hires, and such strategic alliances,

acquisitions, joint ventures or new hires may in fact materially adversely affect our business, financial condition and results of operations. In addition, future strategic alliances, acquisitions or joint ventures or the hiring of new brokerage personnel may involve the issuance of additional shares of our common stock, which may dilute your ownership of us or may involve litigation (see “Business—Legal Proceedings”).

We face strong competition from brokerage and financial services firms, many of which have greater market presence, marketing capabilities and technological and personnel resources than we have, which could lead to pricing pressures that could adversely impact our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

The brokerage and financial services industries are intensely competitive, and are expected to remain so. We primarily compete with four major, diversified inter-dealer brokers. These inter-dealer brokers are ICAP plc, Tullett Prebon plc, GFI Group Inc. and Compagnie Financière Tradition (which is majority owned by Viel & Cie), all of which are currently publicly traded companies. Other inter-dealer broker competitors include a number of smaller, private firms that tend to specialize in specific product areas or geographies. We also compete with companies that provide alternative products, such as contracts traded on futures exchanges, and trading processes, such as the direct dealer-to-dealer market for government securities and stock exchange markets for corporate equities and other securities. We increasingly compete with exchanges for the execution of trades in certain products, mainly in derivatives such as futures, options and options on futures. The recent consolidations of certain exchanges, such as the merger of the CME and the CBOT, and the pending merger of CME and NYMEX, could have a negative impact on our operations. Some of our competitors have greater market presence, marketing capabilities and financial, technological and personnel resources than we have and, as a result, our competitors may be able to:

•	develop and expand their network infrastructures and service offerings more efficiently or more quickly than we can;

•	adapt more swiftly to new or emerging technologies and changes in customer requirements;

•	identify and consummate acquisitions and other opportunities more effectively than we can;

•	hire our brokers and other key employees;

•	devote greater resources to the marketing and sale of their products and services;

•	more effectively leverage existing relationships with customers and strategic partners or exploit more recognized brand names to market and sell their services;

•	provide a lower cost structure and lower commissions;

•	provide access to trading in products or a range of products that at any particular time we do not offer; and

•	develop services similar to our new services that are preferred by our customers.

In addition, new competitors may emerge and entire product lines may be threatened by new technologies or market trends that reduce the value of our existing product lines. If we are not able to compete successfully in the future, our revenues could be adversely impacted and as a result our business, financial condition and results of operations could be materially adversely affected.

Competition for brokerage transactions also has resulted in substantial commission discounting by brokers that compete with us for our brokerage business. Further discounting could adversely impact our revenues and margins and as a result could materially adversely affect our business, financial condition and results of operations. The market for hiring brokers of various securities and financial products is also highly competitive and, from time to time, may result in litigation and/or arbitration. See “Business—Legal Proceedings.”

Our operations also include the sale of pricing and transactional information produced by our brokerage operations to securities information processors and/or vendors. There is a high degree of competition in pricing and transaction reporting products and services, and such businesses may become more competitive in the future. Competitors and customers of our brokerage businesses have together and individually offered market information services in competition with those offered and expected to be offered by us.

Consolidation in the brokerage, exchange and financial services industries could materially adversely affect our business, financial condition and results of operations because we may not be able to compete successfully.

In recent years, there has been substantial consolidation and convergence among companies in the brokerage, exchange and financial services industries, resulting in increased competition. Continued consolidation in the financial services industry and especially among our customers could lead to the exertion of additional pricing pressure by our customers, impacting the commissions we generate from our brokerage services. Further, the recent consolidation among exchange firms, and expansion by these firms into derivative and other non-equity trading markets, will increase competition for customer trades and place additional pricing pressure on commissions and spreads. These developments have increased competition from firms with potentially greater access to capital resources than us. Finally, consolidation among our competitors other than exchange firms could result in increased resources and product or service offerings for our competitors. If we are not able to compete successfully in the future, our business, financial condition and results of operations could be materially adversely affected.

eSpeed and the BGC businesses acquired in the merger have each incurred substantial losses in recent periods and we may incur losses in the future.

eSpeed had a net loss of $0.5 million for the three months ended March 31, 2008 and $32.5 million for the year ended December 31, 2007. The BGC businesses that we acquired from Cantor in the merger incurred substantial losses in several recent periods as they sought to expand their operations. Although these acquired businesses generated a profit of $48.3 million for the year ended December 31, 2007, these businesses recorded net losses of $123.4 million and $96.1 million for the years ended December 31, 2006 and 2005, respectively, as well as net losses in certain quarters within other fiscal years. We had a net loss of $48.5 million in the first quarter of 2008 on a supplemental consolidated basis primarily due to non-cash, non-operating and non-recurring compensation charges in the amount of approximately $84.1 million in relation to redemptions of partnership units to settle outstanding loan obligations of certain of our executive officers to Cantor and other lending institutions, as described in the bullet entitled “Sale of Partnership Interests” in “Unaudited Pro Forma Consolidated Financial Data,” as well as additional grants of founding partner interests to certain executives and the activation of exchangeability of founding partner interests, as described in the bullets entitled “Issuance of Additional Partnership Interests” and “Exchangeability of Partnership Interests” in “Unaudited Pro Forma Consolidated Financial Data.”

As we continue to develop our system and infrastructure and expand our brand recognition and customer base through increased hiring of brokers and other personnel, we may incur further losses in the future. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in future periods.

If we are unable to identify and exploit new market opportunities, our revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

As more participants enter the markets in which we operate, the resulting competition often leads to lower commissions. This may result in a decrease in revenues in a particular market even if the volume of trades we handle in that market increases. As a result, our strategy is to broker more trades and increase market share in existing markets and to seek out new markets in which we believe we can charge higher commissions. Pursuing this strategy may require significant management attention and broker expense. We may not be able to attract new customers or successfully enter new markets. If we are unable to identify and exploit new market opportunities on a timely and cost-effective basis, our revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

Our people are our most important resource. We must retain the services of our key employees and strategically recruit and hire new talented employees to obtain customer transactions that generate most of our revenues.

Howard W. Lutnick, who serves as our Co-Chief Executive Officer and Chairman, is also the Chairman of the Board and Chief Executive Officer of Cantor and President and CFGM. Lee M. Amaitis, who serves as our Co-Chief Executive Officer and a member of our board of directors, and who is currently Chairman and Chief Executive Officer of BGC European Holdings, L.P. is currently employed as President and Chief Executive Officer of Cantor Index Limited and holds positions at various gaming affiliates of Cantor. Stephen M. Merkel, who serves as our Executive Vice President, General Counsel and Secretary, is employed as Executive Managing Director, General Counsel and Secretary of Cantor. These key employees, other than Mr. Lynn, are not subject to employment agreements with the Company or its subsidiary. In addition, Messrs. Lutnick and Merkel also hold offices at various other affiliates of Cantor. Currently Mr. Lutnick spends approximately 50% of his time on our matters, Mr. Amaitis currently spends approximately 75% of his time on our matters and Mr. Merkel currently spends approximately 50% of his time each year on our matters, although these percentages may vary depending on business developments at our company or Cantor or any of our or Cantor’s affiliates. As a result, these key employees dedicate only a portion of their professional efforts to our business and operations, and there is no contractual obligation for them to spend a specific amount of their time with us and/or Cantor. These key employees may not be able to dedicate adequate time to our business and operations and we could experience an adverse effect on our operations due to the demands placed on our management team by their other professional obligations. In addition, these key employees’ other responsibilities could cause conflicts of interest with us.

The BGC Holdings limited partnership agreement, which includes non-competition and other arrangements applicable to our key employees who are limited partners of BGC Holdings, may not prevent our key employees, including Messrs. Lutnick and Merkel, who as Cantor partners are not subject to these provisions in the BGC Holdings limited partnership agreement, from resigning or competing against us. See “Management—Employment Agreement,” “Management—Change in Control Agreements” and “Certain Relationships and Related Transactions.” In addition, our success has largely been dependent on the efforts of Messrs. Lutnick, Amaitis and Shaun D. Lynn and other executive officers. Should Mr. Lutnick leave or otherwise become unavailable to render services to us, control of BGC Partners would likely pass to Cantor, and indirectly pass to the then-controlling stockholder of CFGM (which is Mr. Lutnick), Cantor’s managing general partner, or to such other managing general partner as CFGM would appoint, and as a result control could remain with Mr. Lutnick. If any of our key employees, including Messrs. Lutnick, Amaitis and Lynn, were to join an existing competitor, form a competing company, offer services to Cantor that compete with our services or otherwise leave us, some of our customers could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

The failure to integrate successfully the businesses and operations of eSpeed and the BGC businesses acquired from Cantor in the merger could limit our ability to achieve the expected benefits from the acquisition and may adversely affect our future results.

Until the completion of the merger on April 1, 2008, eSpeed and the BGC businesses, acquired from Cantor in the merger, historically operated as separate companies related primarily through the JSA with Cantor. Our management may face challenges in consolidating the functions of eSpeed and the BGC businesses acquired in the merger, integrating their technologies, organizations, procedures, policies and operations, as well as retaining key personnel. The integration may also be complex and time consuming, and require substantial resources and effort potentially resulting in the diversion of management’s attention for an extended period of time and the incurrence of substantial costs, including costs we may not anticipate. The integration process may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect their relationships with employees and others with whom they have business or other dealings or to achieve the anticipated benefits of the merger, including the realization of anticipated cost savings and revenue enhancements. As of March 31, 2008, we had incurred approximately $12 million in non-recurring costs associated with combining the operations of the two companies, including legal, accounting or other transaction fees and other costs related to the merger. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses combined in the merger, may over time offset the significant transaction and merger-related costs we incurred, this net benefit may not be achieved in the near term, or at all. In addition, difficulties in integrating the businesses of eSpeed and the BGC businesses, acquired from Cantor in the merger, could harm our reputation.

The impact of the recent separation and merger on the founding partners, REU partners and future working partners may adversely affect our ability to retain, recruit and motivate these persons.

While we believe that the recent separation and merger will promote retention and recruitment, some founding partners, REU partners and working partners may be more attracted to the benefits of working at a private, controlled partnership or of being a partner in

Cantor, which may adversely affect our ability to retain, recruit and motivate these persons. The impact of the separation on the founding partners, REU partners, working partners and other employee retention and recruitment remains uncertain.

Many of our key employees were limited partners of Cantor prior to the separation and merger. We believe that the possibility of becoming a limited partner of Cantor has been an important tool in its ability to hire and retain key employees. Prior to the merger, Cantor redeemed Cantor limited partnership interests held by BGC Holdings founding partners in exchange for BGC Holdings limited partnership interests and distribution rights in respect of our common stock. Following the merger, it is not expected that our key employees will have the right to become limited partners in Cantor. In addition, we expect that from time to time, key employees of BGC Partners will have the opportunity to become limited partners of BGC Holdings. See “Certain Relationships and Related Transactions—BGC Holdings Participation Plan.”

While these BGC Holdings limited partnership interests entitle founding/working partners and REU partners to participate in distributions of income from the operations of our business, upon leaving BGC Holdings (or upon any other redemption or purchase of such limited partnership interests as described below), any such founding/working partner or REU partners are, unless Cantor, in the case of the founding partners, and us, as the general partner of BGC Holdings, otherwise determine, only entitled to receive over time, and provided he or she does not violate certain partner obligations, an amount for his or her BGC Holdings limited partnership interests that reflects such partner’s capital account, and not any goodwill or going concern value of BGC Partners’ business. Moreover, unlike Cantor, founding/working partners and REU partners have no right to exchange their BGC Holdings limited partnership interests for shares of BGC Partners common stock (except, in the case of founding partners, as otherwise determined by Cantor in accordance with the terms of the BGC Holdings limited partnership agreement, and Cantor has provided that certain founding partner interests are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), as described in “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges” in accordance with the terms of the BGC Holdings limited partnership agreement and, in the case of REU partners, as set forth in the terms and conditions of the grant) and thereby realize any higher value associated with BGC Partners capital stock. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges.”

The BGC Holdings limited partnership interests are also subject to redemption, with respect to the founding partners, upon mutual agreement of Cantor and the general partner of BGC Holdings, and with respect to the working partners and REU partners, at the election of the general partner of BGC Holdings, as described in “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests,” and subject founding/working partners and REU partners to non-competition and non-solicitation covenants, as well as other obligations as described in “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Partner Obligations.” In addition, the exercise of Cantor’s right to purchase from BGC Holdings, founding partner interests and, in certain circumstances, working partner interests and REU interests (in each case, that have not become exchangeable) redeemed by BGC Holdings, will result in the share of distributions of income from the operations of BGC Partners’ business on other outstanding BGC Holdings limited partnership interests, including those held by founding/working or REU partners, to remain the same rather than increasing as would be the case if such interests were redeemed by BGC Holdings. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Cantor’s Right to Purchase Redeemed Interests.”

The terms of the BGC Holdings limited partnership interests held by founding/working partners and REU partners also differ from the terms of the limited partnership interests in Cantor previously held by founding partners and by certain of the REU partners as follows:

•

unlike the limited partnership interests in Cantor, founding/working partners and REU partners are not entitled to reinvest the distributions on BGC Holdings limited partnership interests in additional BGC Holdings limited partnership interests at preferential or historical prices or at all; and

•

as described in “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Distributions,” Cantor is entitled to receive any amounts from selected extraordinary transactions that are withheld from distributions to founding/working partners and REU partners and forfeited by founding/working partners and REU partners leaving BGC Holdings prior to their interests in such withheld distributions fully vesting rather than any such forfeited amounts accruing to the benefit of all BGC Holdings limited partners on a pro rata basis.

Founding partners may find any of these terms of the BGC Holdings limited partnership interests to be less attractive than the arrangements for limited partners of Cantor, which may reduce the effectiveness of these interests as retention tools.

In addition, the ownership of the distribution rights and underlying shares of our common stock received by founding partners and other persons providing services to BGC Partners is not dependent upon a founding partner’s continued employment with us or Cantor or compliance with the partner obligations, and founding partners are not restricted from leaving us by the potential loss of shares distributable pursuant to these distribution rights.

Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business in many ways by negatively impacting our revenues in the financial markets in which we offer services, which could have a material adverse effect on our business, financial condition and results of operations.

Difficult market conditions, economic conditions and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability. The brokerage and financial services industry in general are directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. On a consolidated basis, for the three months ended March 31, 2008 and the year ended December 31, 2007, over 90% of our total revenues were generated by brokerage operations. As a result, our revenues and profitability are likely to decline significantly during periods of low trading volume in the financial markets in which we offer our services. The financial markets and the global financial services business are, by their nature, risky and volatile and are directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our results and profitability. These factors include:

•	economic and political conditions in the United States, Europe and elsewhere in the world;

•	concerns about terrorism, war and other armed hostilities;

•	concerns over inflation and wavering institutional and consumer confidence levels;

•	the availability of cash for investment by our dealer customers and their customers;

•	the level and volatility of interest rates and foreign currency exchange rates;

•	the level and volatility of trading in certain equity and commodity markets;

•	the level and volatility of the difference between the yields on corporate securities being traded and those on related benchmark securities, which we refer to as “credit spreads”; and

•	currency values.

Low trading volume generally results in reduced revenues. Under these conditions, profitability is adversely affected since many costs, including certain aspects of commissions, compensation and bonuses, are fixed. In addition, although less common, some of our brokerage revenues are determined on the basis of the value of transactions or on credit spreads. For these reasons, decreases in trading volume or declining prices or credit spreads could have a material adverse effect on our business, financial condition and results of operations.

Employee misconduct or error could harm us by impairing our ability to attract and retain customers and subjecting us to significant legal liability and reputational harm; moreover, this type of misconduct is difficult to detect and deter and error is difficult to prevent.

Employee misconduct or error could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to deter employee misconduct, and the precautions taken to prevent and detect employee misconduct may not always be effective. Misconduct by employees could include engaging in improper or unauthorized transactions or activities, failing to properly supervise other employees or improperly using confidential information. Employee errors, including mistakes in executing, recording or processing transactions for customers, could cause us to enter into transactions that customers may disavow and refuse to settle, which could expose us to the risk of material losses even if the errors are detected and the transactions are unwound or reversed. If our customers are not able to settle their transactions on a timely basis, the time in which employee errors are detected may be increased and our risk of material loss could be increased. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. It is not always possible to deter employee misconduct or error, and the precautions we take to detect and prevent this activity may not be effective in all cases.

The industry in which we operate is subject to significant regulation and as a result we are subject to regulatory capital requirements on our regulated entities, and a significant operating loss or any extraordinary charge against capital could adversely affect our ability to expand or, depending upon the magnitude of the loss or charge, even to maintain the current level of our business.

Many aspects of our business, like those of other brokerage firms, are subject to significant capital requirements. In the United States, the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” the Financial Industry Regulatory Authority, which we refer to as “FINRA,” and various other regulatory bodies (including the Commodity Futures Trading Commission, which we refer to as the “CFTC,” and the National Futures Association, which we refer to as the “NFA,” have stringent provisions with respect to capital applicable to the operation of brokerage firms, which vary depending upon the nature and extent of the broker- dealer’s activities. We currently operate three U.S.-registered broker-dealers: BGC Securities, a New York general partnership, which we refer to as “BGC Securities,” Maxcor and eSpeed Brokerage, Inc. (formerly known as eSpeed Government Securities, Inc.), a Delaware corporation, which we refer to as “eSpeed Brokerage.” In addition, we hold a 49% limited partnership interest in Aqua Securities, L.P., which we refer to as “Aqua,” a U.S. registered broker-dealer. These broker-dealers are each subject to SEC and FINRA net capital requirements. See “Business—Capital Requirements—U.S.” for a further discussion of domestic capital requirements.

Our international operations are also subject to capital requirements, which we refer to as “non-U.S. net capital requirements.” Certain of our subsidiaries that are incorporated in the United Kingdom are subject to capital requirements established by the U.K. Financial Services Authority, which we refer to as the “FSA.” The FSA also applies stringent provisions with respect to capital applicable to the operation of these brokerage firms, which vary depending upon the nature and extent of their activities. The provisions relating to capital requirements enforced by the FSA are likely to change with the implementation of the European Directive on Capital Requirements and our U.K. subsidiaries will be required to adhere to these changes. In addition, the majority of our other foreign subsidiaries are subject to similar regulation by the relevant authorities in the countries in which they do business. These regulations often include minimum capital requirements which are subject to change as discussed in “Business— Regulation—U.K. and European Regulation.” See “Business—Regulation—Other Regulation” for a listing of the other regulating entities to which we are subject in other foreign jurisdictions and see “Business—Capital Requirements—Non-U.S.” for a further discussion of international capital requirements.

While we expect to continue to maintain levels of capital in excess of regulatory minimums, there can be no assurance that this will be the case in the future. If we fail to maintain the required capital, we will be required to suspend our broker-dealer operations during the period that we are not in compliance with capital requirements, and may be subject to suspension or revocation of registration by the SEC and FINRA or withdrawal of authorization or other disciplinary action from domestic and international regulators, which would have a material adverse effect on our business. In addition, if we fail to maintain the capital required by clearing organizations of which we are a member, our ability to clear through those clearing organizations may be impaired, which may adversely affect our ability to process trades. If the capital rules are changed or expanded, or if there is an unusually large charge against capital, operations that require the intensive use of capital would be limited. Our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which, in turn, could limit our ability to pay dividends, repay debt and redeem or repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. In addition, we may become subject to capital requirements in other foreign jurisdictions in which we currently operate or in which we may enter. We cannot predict our future capital needs or our ability to obtain additional financing. For a further discussion of our capital requirements, see “Business—Regulation.”

Extensive regulation of our businesses limits our activities and results in ongoing exposure to the potential for significant penalties, including fines or limitations on our ability to conduct our businesses.

Firms in the financial services industry, including our businesses, have experienced increased scrutiny in recent years and penalties and fines sought by regulatory authorities, including the SEC, FINRA, state securities commissions, state attorneys general and the FSA, have increased accordingly. This regulatory and enforcement environment may create uncertainty.

The financial services industry, including our business, is subject to extensive regulation. Our subsidiaries are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or suspension or expulsion. From time to time, “associated persons” of our company have been and are subject to periodic investigations that have and may result in disciplinary actions by the SEC, self-regulatory organizations and state securities administrators. Currently, we and certain other inter-dealer brokers are being investigated by the SEC with respect to trading practices. See “Business—Legal Proceedings.” In addition, the FSA’s annual risk assessment of the BGC Partners group’s regulated entities in 2005 identified certain failures in the BGC Partners group’s risk and control functionality, monthly reporting statements and the classification of certain sub-ledger account items. See “Business—Regulation—U.K. and European Regulation.” Self-regulatory organizations such as FINRA and the NFA, along with statutory bodies such as the SEC and the FSA, require strict compliance with their rules and regulations. The requirements imposed by regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us and are not designed to protect our stockholders. These regulations will often serve to limit our activities, including through capital, customer protection and market conduct requirements.

Changes in legislation and in the rules and regulations promulgated by the SEC, the CFTC, the U.S. Department of Treasury, which we refer to as the “Treasury,” the FSA and other domestic and international regulators and self-regulatory organizations, as well as changes in the interpretation or enforcement of existing laws and rules, often directly affect the method of operation and profitability of broker-dealers and could result in restrictions in the way we conduct our business. For example, the U.S. Congress, the Treasury, the Board of Governors of the Federal Reserve System and the SEC are continuing to review the nature and scope of their regulation and oversight of the government securities markets and U.S. markets. In Europe, the implementation of the Markets in Financial Instruments Directive in Europe, which we refer to as the “MIFID,” in November 2007 involved wide-ranging changes to European financial services regulation. Future legislation and/or regulation, and uncertainties resulting from the possibility of legislation and/or regulation, could adversely impact our business. Failure to comply with any of these laws, rules or regulations could result in fines, limitations on business activity, suspension or expulsion from the industry, any of which could have a material adverse effect upon us.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts, including for example principal trading and trading to make markets. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and we will regularly seek to review and update our policies, controls and procedures. However, these policies, controls and procedures may result in increased costs and additional operational personnel. Failure to adhere to these policies, controls and procedures may result in regulatory sanctions or customer litigation.

Due to our current customer concentration, a loss of two, three or more of our significant customers could harm our business, financial condition and results of operations.

For each of the year ended December 31, 2007 and the three months ended March 31, 2008, on a consolidated basis, our top 10 customers, collectively, accounted for approximately 40% of our total revenues. We have limited long-term contracts with these customers. If we were to lose two, three or more of these significant customers for any reason and not be compensated for such loss by doing additional business with other customers or by adding new customers, our revenues would decline significantly and our business, financial condition and results of operations would suffer.

Our brokerage activities are subject to credit and performance risks, which could result in us incurring significant losses and as a result could materially adversely affect our business, financial condition and results of operations.

Our brokerage activities are subject to credit and performance risks. For example, our customers may not deliver securities to one of our operating subsidiaries which has sold those securities to another customer. If the securities due to be delivered have increased in value, there is a risk that we may have to expend our own funds in connection with the purchase of other securities to consummate the transaction. While we will take steps to ensure that our customers and counterparties have high credit standings and that financing transactions are adequately collateralized, the large dollar amounts that may be involved in our brokerage and financing transactions could subject us to significant losses if, as a result of customer or counterparty failures to meet commitments, we were to incur significant losses in liquidating or covering our positions in the open market.

We have adopted policies and procedures to identify, monitor and manage credit risk, in both agency and principal transactions, through reporting and control procedures and by monitoring credit standards applicable to our customers or counterparties. These policies and procedures, however, may not be fully effective. Some of these risk management methods depend upon the evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we are, or may be, exposed, our financial condition and results of operations could be materially adversely affected. In addition, our insurance policies will not provide coverage for these risks.

In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and leave them to settle the trade directly. We are exposed to credit risk for commissions, as we bill customers for our agency brokerage services. Our customers may default on their obligations to us due to disputes, bankruptcy, lack of liquidity, operational failure or other reasons. Any losses arising from such defaults could materially adversely affect our business, financial condition and results of operations.

Financial problems experienced by third parties could affect the markets in which we provide brokerage services. In addition, a disruption in the credit derivative market could affect our brokerage revenues.

Problems experienced by third parties could also affect the markets in which we provide brokerage services. For example, in recent years, hedge funds have increasingly begun to make use of credit and other derivatives as part of their trading strategies. As a result, an increasing percentage of our business, directly or indirectly, results from trading activity by hedge funds. Hedge funds typically employ a significant amount of leverage to achieve their results and, in the past, certain hedge funds have had difficulty managing this leverage, which has resulted in market-wide disruptions. If one or more hedge funds that is a significant participant in a derivatives market experienced similar problems in the future, the volumes in that market could be adversely affected and, accordingly, our brokerage revenues from that market could decrease.

In addition, recent reports in the United States and United Kingdom have suggested weaknesses in the way credit derivatives are assigned by participants in the credit derivative markets. Such reports expressed concern that, due to the size of the credit derivative market, the volume of assignments and the suggested weaknesses in the assignment process, one or more significant defaults by corporate issuers of debt could lead to a market-wide disruption or result in the bankruptcy or operational failure of hedge funds or other market participants. If the credit derivative markets experience a market disruption or if there was real or perceived lack of confidence that the credit derivative markets could orderly process one or more significant defaults of corporate issuers of debt, the use of credit derivatives by our customers could be reduced, leading to lower volumes and, accordingly, our brokerage revenues in that market could decrease.

The securities settlement process and the execution of matched principal transactions expose us to risks related to a counterparty failing to fulfill its obligations that may impact our liquidity and profitability and as a result could materially adversely affect our business, financial condition and results of operations.

We provide some brokerage services to our customers in the form of matched principal transactions, in which we act as a “middleman” by serving as counterparty for identified buyers and sellers in matching, in whole or in part, reciprocal back-to-back trades. These principal transactions are then settled through clearing institutions with whom we have a contractual relationship.

In executing matched principal transactions, we are exposed to the risk that one of the counterparties to a transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. The exposure we have to less liquid markets exacerbates this risk because transactions in these markets tend to be more likely not to settle on a timely basis than transactions in liquid markets. Adverse movements in the prices of securities that are the subject of these transactions can increase the risk. In addition, widespread technological failure, natural disasters (e.g., tsunami and earthquakes) or communication failures, such as those which occurred as a result of the terrorist attacks on September 11, 2001 and the blackout in the eastern portion of the United States in August 2003, as well as actual or perceived credit difficulties or the insolvency of one or more large or visible market participants, could cause market-wide credit difficulties or other market disruptions. These failures, difficulties or disruptions could result in a large number of market participants not settling transactions or otherwise not fulfilling their obligations.

We are subject to financing risk in these circumstances because if a transaction does not settle on a timely basis, the resulting unmatched position may need to be financed, either directly by us or through one of the clearing organizations, at our expense. These charges may be recoverable from the failing counterparty, but sometimes they are not. In addition, in instances where the unmatched position or failure to deliver is prolonged or widespread due to rapid or widespread declines in liquidity for an instrument, there may also be regulatory capital charges required to be taken by us, which, depending on their size and duration, could limit our business flexibility or even force the curtailment of those portions of our business requiring higher levels of capital. Credit or settlement losses of this nature may impact our liquidity and profitability and as a result could adversely affect our business, financial condition and results of operations.

We have market risk exposure from unmatched principal transactions entered into by some of our brokerage desks, which could result in losses and have a disproportionate effect on our revenues, financial condition and results of operations for any particular reporting period.

On a limited basis, our brokerage desks enter into unmatched principal transactions in the ordinary course of business due to errors or to facilitate transactions, add liquidity, improve customer satisfaction, increase revenue opportunities, attract additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. As a result, we have market risk exposure on these unmatched principal transactions. Our exposure varies based on the size of the overall positions, the terms and liquidity of the instruments brokered and the amount of time the positions are held before we dispose of the position.

From a risk management perspective, we monitor risk on an end-of-day basis and desk managers generally monitor such exposure on a continuous basis. Any unmatched positions are intended to be disposed of in the short-term. Due to a number of factors, including the nature of the position and access to the market on which we trade, we may not be able to match the position or effectively hedge its exposure and often may be forced to hold a position overnight that has not been hedged. To the extent these unmatched positions are not disposed of intra-day, we mark these positions to market. Adverse movements in the securities underlying these positions or a downturn or disruption in the markets for these positions could result in a loss. In addition, any principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on our revenues, financial condition and results of operations for any particular reporting period.

We are generally subject to risks inherent in doing business in the international markets, particularly in the regulated brokerage industry, and any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction and our business could be adversely affected.

We currently provide services and products to customers in North America, Europe and the Asia-Pacific region through offices in New York and London, as well as Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Nyon, Paris, Seoul, Singapore, Sydney, Tokyo and Toronto and we may seek to further expand our operations. On a consolidated basis, revenues from foreign countries were $230.2 million, or 67.9% of total revenues, and $816.5 million, or 73.1% of total revenues, for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. There are certain additional political, economic, legal, regulatory, operational and other risks inherent in doing business in international markets, particularly in the regulated brokerage industry. These risks include:

•	less developed automation in exchanges, depositories and national clearing systems;

•	additional or unexpected changes in regulatory requirements, capital requirements, tariffs and other trade barriers;

•	the impact of the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business;

•	possible nationalization, expropriation and regulatory, political and price controls;

•	difficulties in staffing and managing international operations;

•	capital controls, exchange controls and other restrictive governmental actions;

•	any failure to develop effective compliance and reporting systems, which could result in regulatory penalties in the applicable jurisdiction;

•	fluctuations in currency exchange rates;

•	reduced protections for intellectual property rights;

•	adverse labor laws;

•	outbreak of hostilities; and

•	potentially adverse tax consequences arising from compliance with foreign laws and regulations to which our international subsidiaries are subject.

In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws and regulations in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. If we are unable to manage any of these risks effectively, our business could be adversely affected.

If the value of the dollar against the other currencies in which we pay expenses or if the value of the dollar against the other currencies in which we earn revenues changes dramatically, our financial results could suffer.

Because our business is global, dramatic exchange rate fluctuations are able to impact our results. Significant movements in the U.S. dollar against other currencies, including the Euro and the British Pound, in which we pay expenses or earn profits, may have an adverse effect on our financial results. Potential movements in the U.S. dollar against other currencies in which we earn revenues could also adversely affect our financial results.

We are leveraged, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations under our indebtedness.

We are leveraged and as of the closing of the merger on April 1, 2008, we, through our subsidiary, BGC U.S., assumed $150,000,000 of Cantor Fitzgerald, L.P. $250,000,000 aggregate principal amount 5.19% senior notes, due April 1, 2010, which we refer to as “Cantor’s senior notes,” as provided in a note purchase agreement, dated as of March 15, 2005, pursuant to a note purchase agreement, dated as of March 31, 2008, with the investors named therein, which we refer to as “note purchase agreement,” which are with third-party institutions and contains covenants that limit our ability to take selected actions or set financial tests for our business, including covenants pertaining to the incurrence of additional indebtedness, compliance with law, maintenance of insurance, maintenance of properties and payment of taxes. We refer to the notes issued pursuant to the note purchase agreement as the “BGC U.S. notes.” Pursuant to the guaranty of the notes by the Combined Company, dated as of March 31, 2008, which we refer to as the “Combined Company guaranty,” we must maintain consolidated capital at an amount not less than $227,500,000 as of the end of each fiscal quarter and cannot permit our consolidated debt to exceed 60% of our consolidated capitalization; provided, however, that if our consolidated debt exceeds 55%, then the applicable interest rate of the BGC U.S. notes will be increased by 0.25% per annum. These covenants in the note purchase agreement and the Combined Company guaranty could limit our ability to take advantage of certain business opportunities that may arise. In addition, if we are unable to maintain compliance with these covenants, the holders of such indebtedness could declare a default, thereby causing the debt to become immediately due and payable at a premium. If a default were to occur and we were unable to meet our obligations, we would be forced to restructure or refinance our indebtedness, sell additional equity or sell assets, which we may not be able to do on favorable terms or at all. Pursuant to the separation agreement, we will make semi-annual payments to Cantor during the term of BGC U.S. notes equal to the difference between 7.5% and the applicable interest rate of the BGC U.S. notes.

Our indebtedness could have important consequences for you, including:

•

it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow money, dispose of assets or sell equity for our working capital, capital expenditures, dividend payments, service our debt, strategic initiatives or other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy; and

•	there would be a material adverse effect on our business, financial condition and results of operations if we were unable to service our indebtedness or obtain additional financing, as needed.

Cantor has guaranteed the BGC U.S. notes, and any breach by Cantor of the covenants contained in Cantor’s guaranty could result in an event of default under the BGC U.S. notes.

Cantor has guaranteed the BGC U.S. notes we assumed in connection with the merger. Cantor’s guaranty contains certain covenants of Cantor, including an obligation by Cantor to maintain a specified level of partners’ capital. To the extent Cantor breaches any of the covenants contained in the guaranty, or if certain other events such as judgments or bankruptcy events occur with respect to Cantor, which occurrences may result due to facts unrelated to us and beyond our control, an event of default will exist under the BGC U.S. notes.

Our business is geographically concentrated and could be significantly affected by any adverse change in the regions in which we operate.

Historically, our operations have been substantially located in the United Kingdom and the United States. While we are expanding our business to new geographies, we are still highly concentrated in these geographies. Because we derived approximately 42% and approximately 32%, respectively, of our total revenues on a consolidated basis, for the three months ended March 31, 2008, from our operations in the United Kingdom and the United States, respectively, and approximately 47% and approximately 27%, respectively, of our total revenues on a consolidated basis, for the year ended December 31, 2007, from our operations in the United Kingdom and the United States, respectively, our business is exposed to adverse regulatory and competitive changes, economic downturns and changes in political conditions in these countries. Moreover, due to the concentration of our business in only these geographies, our business is less diversified and, accordingly, is subject to greater regional risks than some of our competitors.

Our business is substantially concentrated on rates products and could be significantly affected by any downturn or negative fluctuations in the rates product market.

We offer our services in four broad product categories: rates, credit, foreign exchange and other asset classes. However, our brokerage revenues are substantially derived from our rates products, which accounted for approximately 51% and approximately 56% of our total brokerage revenues on a consolidated basis, for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. While we focus on expanding and diversifying our product offerings, we are currently exposed to any adverse change or condition affecting the rates product market. Accordingly, the concentration of our operations on rates products subjects our results to a greater market risk than if we had a more diversified products offering.

We may not be able to obtain additional financing, if needed, on terms that are acceptable to us, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements.

We are dependent upon the availability of adequate funding and sufficient regulatory and clearing capital. Clearing capital is the amount of cash, guarantees or similar collateral that we must provide or deposit with our third-party clearing organizations in support of our obligations under contractual clearing arrangements with these organizations. Historically, these needs have been satisfied from internally generated funds and capital contributions by limited partners of Cantor. Because each of BGC U.S. and BGC Global is expected to distribute, on a quarterly basis, all of its net income to its limited partners, we may not have sufficient internally generated funds and may need to raise additional funds. If for any reason we need to raise additional funds, including in order to meet increased clearing capital requirements arising from growth in our brokerage business, to complete acquisitions or otherwise, we may not be able to obtain additional financing when needed. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

The brokerage and financial services industries in general face substantial litigation and regulatory risks, and we may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons, all of which could adversely affect our revenues and liabilities and as a result could have a materially adverse effect on our business, financial condition and results of operations.

Many aspects of our business involve substantial risks of liability and, in the normal course of business, we have been a party to lawsuits, arbitrations, investigations and other actions involving primarily claims for damages. Regulatory inquiries and subpoenas or other requests for information or testimony in connection with litigation may cause us to incur significant expenses, including fees for legal representation and fees associated with document production. The risks associated with such potential liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our business, including the expansion into new areas, imposes additional risks of liability. A settlement of, or judgment related to, any such claims or litigation, arbitration, investigation or other action could result in civil or criminal liability, fines, limitations on business activities and other sanctions and otherwise have a material adverse effect on our results of operations and financial condition. Any such action could also cause us significant reputational harm, which, in turn, could seriously harm our business and prospects. In addition, regardless of the outcome of these lawsuits, arbitrations, investigations and other actions, we may incur significant legal and other costs, including substantial management time, dealing with such matters, even if we are not a party to the litigation or a target of the inquiry.

As a brokerage and financial services firm, we depend to a large extent on our relationships with our customers and our reputation for integrity and high-caliber professional services to attract and retain customers. As a result, if our customers are not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. Substantial legal liability or significant regulatory action against us could adversely affect our revenues and liquidity and, as a result, could have a material adverse effect on our business, financial condition and results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects. See “Business—Legal Proceedings” and “Business—Regulation.”

A portion of our revenues is derived from our sale of market data to third parties, and a decline in customer purchases or adverse new legislation or regulation could have an adverse effect on our business.

A portion of our total revenues, approximately 2% on a consolidated basis for the three months ended March 31, 2008 and the year ended December 31, 2007, is derived from the sale of market data to third parties. BGCantor Market Data (formerly Cantor Market Data) is the exclusive source of real-time proprietary pricing and other data we derive for certain U.S. and European securities and derivatives. If customers cease buying data or making payments, or if new legislation or regulation were enacted affecting our right to sell or distribute this market data, it could have an adverse effect on our business.

Our revenues and profitability could be reduced or otherwise adversely affected by pricing plans relating to commissions and fees on our trading platform.

We negotiate from time to time with certain customers (including many of our largest customers) to enter into customized volume discount pricing plans. While the pricing plans are designed to encourage customers to be more active on our electronic trading platform, they reduce the amount of commissions payable to us by certain of our most active customers for certain products, which could reduce our revenues and constrain our profitability.

Reduced spreads in securities pricing, levels of trading activity and trading through market makers and/or specialists could materially adversely affect our business, financial condition and results of operations.

Computer-generated buy/sell programs and other technological advances and regulatory changes in the marketplace may continue to tighten securities spreads. In addition, new and enhanced alternative trading systems, such as electronic communications networks, have emerged as an alternative for individual and institutional investors, as well as broker-dealers. As such systems do not direct trades through market makers, their use could result in reduced revenues for us. In addition, reduced trading levels could lead to lower revenues which could materially adversely affect our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

Our success is dependent, in part, upon our intellectual property. We generally rely primarily on trade secret, contract, copyright, trademark and patent law to establish and protect our rights to proprietary technologies, methods and products. It is possible that third parties may copy or otherwise obtain and use our proprietary technologies without authorization or otherwise infringe on our rights. We cannot assure you that our intellectual property rights are sufficient to protect our competitive advantages. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws in the United States. We may also face claims of infringement that could interfere with our ability to use intellectual property or technology that is material to our business operations. For example, we have been subject to ongoing claims by Trading Technologies International, Inc., which we refer to as “TT,” as discussed in “Business—Legal Proceedings.” While our current products were determined in the dispute with TT to not infringe, if these claims are ultimately successful, in addition to paying damages, we may be required to modify or withdraw certain products from the market. Restrictions on the distribution of some of the market data generated by our brokerage desks could limit the comprehensiveness and quality of the data we are able to distribute or sell. Although we have taken steps to protect ourselves, we may not be able to protect our technology from disclosure or from other developing technologies that are similar or superior to our technology.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such claims or litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business. Responding to these claims could also require us to enter into royalty or licensing agreements with the third parties claiming infringement. Such royalty or licensing agreements, if available, may not be available on terms acceptable to us.

Intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Although we have taken steps to protect ourselves, there can be no assurance that we will be aware of all patents or copyrights containing claims that may pose a risk of infringement by our products and services. We are currently defending a patent infringement claim, which could have a material adverse effect on our business.

In addition, in the past several years, there has been a proliferation of so-called “business method patents” applicable to the computer and financial services industries. There has also been a substantial increase in the number of such patent applications filed. Under current law, U.S. patent applications remain secret for 18 months and may, depending upon where else such applications are filed, remain secret until a patent is issued. In light of these factors, it is not economically practicable to determine in advance whether our products or services may infringe the present or future patent rights of others. See “Business—Legal Proceedings.”

If we are unable to protect the intellectual property rights we own, our ability to operate electronic marketplaces may be materially adversely affected.

Our business is dependent on proprietary technology and other intellectual property rights. We cannot guarantee that the concepts which are the subject of the patents and patent applications that we own are patentable or that issued patents are or will be valid and enforceable or that such concepts will be marketable or profitable for our business. Additionally, from time to time, issued patents may expire and we may no longer receive revenue related to such patents, including United States Patent No. 4,903,201, which we refer to as the “Wagner Patent,” which expired on February 20, 2007. Where patents are granted in the United States, we can give no assurance that equivalent patents will be granted in Europe or elsewhere, as a result of differences in local laws affecting patentability and validity. Moreover, we cannot guarantee that third parties competing or intending to compete with us will not infringe any of these patents. Despite precautions we have taken to protect the intellectual property rights that we own, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to monitor unauthorized use of our proprietary technology and intellectual property rights. We cannot assure you that the steps we take will prevent misappropriation of our technologies or intellectual property rights.

If our software licenses from third parties are terminated or adversely changed or amended or if any of these third parties were to cease doing business, our ability to operate our business may be materially adversely affected.

We license databases and other software from third parties, much of which is integral to our systems and our business. The licenses are terminable if we breach our obligations under the license agreements. If any material relationships were terminated or adversely changed or amended, or if any of these third parties were to cease doing business, we may be forced to spend significant time and money to replace the licensed software, and our ability to operate our business may be materially adversely affected. Although we take steps to locate replacements, there can be no assurance that the necessary replacements will be available on reasonable terms, if at all.

The financial markets in which we operate are generally affected by seasonality which could have a material adverse effect on our financial performance in a given period.

Traditionally, the financial markets around the world experience lower volume during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, our transaction volume levels may decrease during those periods. The timing of local holidays also affects transaction volume. These factors could have a material adverse effect on our financial performance in a given period.

We operate in a rapidly evolving business environment. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The pace of change in the industry in which we operate is extremely rapid. Operating in such a rapidly changing business environment involves a high degree of risk. Our ability to succeed will depend on our ability to adapt effectively to these changing market conditions. If we are unable to keep up with rapid technological changes, we may not be able to compete effectively.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and technologies. Our business environment is characterized by rapid technological changes, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

•	develop, license and defend intellectual property useful in our business;

•	enhance our existing services;

•	develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers;

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

•	respond to the demand for new services, products and technologies on a cost-effective and timely basis; and

•	adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our customers and prospective customers.

There can be no assurance that we will be able to respond in a timely manner to changing market conditions or customer requirements. The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify, adapt and defend our technology. There can be no assurance that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, or that we will be able to successfully defend any challenges to any technology we develop. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on our business, financial condition and results of operations.

Our networks and those of our third-party service providers may be vulnerable to security risks, which could make our customers hesitant to use our electronic marketplaces.

The secure transmission of confidential information over public networks is a critical element of our operations. Our networks, those of our third-party service vendors, including Cantor and associated clearing corporations, and those of our customers may be vulnerable to unauthorized access, computer viruses and other security problems. These networks are provisioned using redundant connections, service providers and routes to provide a high level of redundancy and availability and also to allow partitioning and containment of potential security threats. However, there can be no assurance such measures will be effective against all future threats. People who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations, which could make our customers hesitant to use our electronic marketplaces. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches.

If we experience computer systems failures or capacity constraints, our ability to conduct our operations could be harmed.

We support and maintain many of our computer systems and networks internally. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our ability to conduct our operations. Although all of our business critical systems have been designed and implemented with fault tolerant and/or redundant clustered hardware and diversely routed network connectivity, our redundant systems or disaster recovery plans may prove to be inadequate. Although we have three geographically disparate main data centers, they could be subject to failure due to environmental factors, power outage and other factors. Accordingly, we may be subject to system failures and outages which might impact our revenues and relationships with customers. In addition, we will be subject to risk in the event that systems of our partners, customers or vendors are subject to failures and outages.

We rely on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, clearance organizations and software and hardware vendors. Our systems, or those of our third-party providers, may fail or operate slowly, causing one or more of the following:

•	unanticipated disruptions in service to our customers;

•	slower response times;

•	delays in our customers’ trade execution;

•	failed settlement of trades;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	financial losses;

•	litigation or other customer claims; and

•	regulatory sanctions.

There can be no assurance that we will not experience additional systems failures in the future from power or telecommunications failures, acts of God or war, terrorist attacks, human error, natural disasters, fire, power loss, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events. Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by customer error or misuse of our systems, could damage our reputation, business and brand name.

If we fail to implement and maintain an effective internal control environment, our business and stock price could suffer and we may need to restate our financial statements.

We are subject to the requirements of the Sarbanes-Oxley Act and the applicable SEC rules and regulations that require an annual management report on our internal controls over financial reporting. Such a report includes, among other matters, management’s assessment of the effectiveness of our internal control over financial reporting, and an attestation report by our independent registered public accounting firm addressing these assessments. Prior to the separation and merger, BGC Partners was not subject to the requirements of the Sarbanes-Oxley Act and the applicable SEC rules and regulations that require an annual management report on internal controls over financial reporting but eSpeed was.

Subsequent to the issuance of eSpeed’s consolidated financial statements for the year ended December 31, 2006, its management became aware that certain revenues and expenses related to a portion of the development of related party software covered under the JSA with Cantor required restatement. eSpeed had accounted for certain fees paid by related parties for software development as revenue in the period when the cash was received. eSpeed concluded that some of these paid fees should have been deferred and recognized ratably over the future period when such software will be used to provide services to Cantor. The restatement correction reduces revenue from current periods, thereby creating a deferred revenue liability. The restatement also corrected the amortization expense that was recorded in connection with the determination of the period of benefit provided by the developed software. eSpeed filed an Amendment to its Annual Report on Form 10-K for the year ended December 31, 2006, to reflect the restatement of its audited financial statements for the years ended December 31, 2006, 2005 and 2004, the financial information in the Selected Financial Data for the five-year period ended December 31, 2006, the unaudited selected quarterly financial information for each quarter in the years ended December 31, 2006 and 2005, and related financial information and disclosures originally filed with the SEC on Form 10-K on March 15, 2007.

In connection with that restatement, eSpeed also concluded that its internal control over financial reporting was not effective at December 31, 2006. In addition, eSpeed’s independent registered public accounting firm issued a revised report concluding that its internal control over financial reporting was not effective at December 31, 2006. eSpeed’s independent registered public accounting firm issued a report concluding that its internal control over financial reporting was effective at December 31, 2007.

In November 2007, the BGC Division, comprising the BGC businesses we acquired in the merger, completed a restatement of its financial statements with respect to errors related to accounting for certain intercompany transactions between the BGC Division and certain affiliates. Also in 2007, the management of the BGC Division identified a material weakness in its internal control over financial reporting, as defined in the standards established by the Public

Company Accounting Oversight Board, including the lack of a formal, documented closing process designed to identify key financial reporting risks. This weakness may indicate a heightened risk that our BGC Division and Combined Company annual or interim financial statements could contain a material misstatement. We are in the process of implementing the following initiatives which are aimed at addressing this weakness:

•	establishing what we believe are appropriate internal controls for the monthly closing process, including a more formal schedule and account substantiation and reconciliation tools;

•	establishing a single global general ledger with a standard global chart of accounts; and

•	taking steps aimed at ensuring that we have the appropriate staff within our organization.

These and our future initiatives may not remediate the identified material weakness and additional significant deficiencies and we may identify a material weakness in our internal control over financial reporting in the future. We cannot assure you that our initiatives will be implemented in a timely or effective manner.

Our management has not conducted an assessment of our internal control over financial reporting on a combined basis giving effect to the merger. We cannot be certain as to our ability to comply with the requirements of the Sarbanes-Oxley Act. If we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Global Market. In addition, if a material weakness is identified, there can be no assurance that we would be able to remediate such material weakness in a timely manner in future periods. Moreover, if we are unable to assert that our internal control over financial reporting is effective in any future period (or if our independent auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have an a material adverse effect on our stock price.

Compliance with the Sarbanes-Oxley Act may require significant expenses and management resources that would need to be diverted from our operations and could require a restructuring of our internal controls over financial reporting. Any such expenses, time reallocations or restructuring could have a material adverse effect on our operations.

We recently announced our final pro forma combined company GAAP first quarter 2008 financial results. These results reflected a $46.5 million pro forma GAAP net loss for fully diluted shares. Our final pro forma combined company GAAP net loss for fully diluted shares represents an increased loss versus the amount reported in our preliminary pro forma GAAP first quarter 2008 financial results.

While portions of our compensation structure are variable, significant parts of our cost structure are fixed, and if our revenues decline and we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

While portions of our compensation structure are variable, significant parts of our cost structure are fixed. We base our overall cost structure on historical and expected levels of demand for our products and services. If demand for these products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. If we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

We may be required to pay Cantor for a significant portion of the tax benefit relating to any additional tax depreciation or amortization deductions we claim as a result of any step-up in the tax basis in the assets of BGC U.S. and BGC Global resulting from the exchange of interests in BGC Holdings for BGC Partners common stock.

Certain interests in BGC Holdings may, in effect, be exchanged in the future for shares of BGC Partners Class A common stock or BGC Partners Class B common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The exchanges may result in increases to our share of the tax basis of the tangible and intangible assets of each of BGC U.S. and BGC Global that otherwise would not have been available, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the Internal Revenue Service. These increases in tax basis, if sustained, may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with the separation and related transactions, BGC Partners OldCo entered into, and, in the merger, we assumed BGC Partners OldCo’s rights and obligations under, the tax receivable agreement with Cantor that provides for the payment by us to Cantor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. It is expected that we will benefit from the remaining 15% of cash savings, if any, in income tax that we realize.

Pursuant to the tax receivable agreement, we will determine, after consultation with Cantor, the extent to which we are permitted to claim any such tax benefits, and such tax benefits will be taken into account in computing any cash savings so long as our accountants agree that it is at least more likely than not that such tax benefit is available.

Pursuant to the tax receivable agreement, 20% of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the Internal Revenue Service successfully challenges the availability of any tax benefit and determines that a tax benefit is not available, we will be entitled to receive reimbursements from Cantor for amounts we previously paid under the tax receivable agreement and Cantor will indemnify us and hold us harmless with respect to any interest or penalties and any other losses in respect of the disallowance of any deductions which gave rise to the payment under the tax receivable agreement (together with reasonable attorneys’ and accountants’ fees incurred in connection with any related tax contest, but the indemnity for such reasonable attorneys’ and accountants’ fees shall only apply to the extent Cantor is permitted to control such contest). Any such reimbursement or indemnification payment will be satisfied first from the escrow account (to the extent funded in respect of such payments under the tax receivable agreement). See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no depreciation or amortization deductions available to us that were attributable to an increase in tax basis (or any imputed interest) as a result of an exchange and had BGC Partners OldCo not entered into the tax receivable agreement. The tax receivable agreement was entered into on March 31, 2008, in connection with the transactions contemplated by the separation agreement, and will continue until all such tax benefits have been utilized or expired, unless we (with the approval by a majority of our independent directors) exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement, provided that if Cantor and we cannot agree upon a value, the agreement will remain in full force and effect. While the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of the income that we achieve, it is expected that as a result of the anticipated magnitude of the increases in the tax basis of the tangible and intangible assets of BGC U.S. and BGC Global attributable to our interest in BGC U.S. and BGC Global, during the term of the tax receivable agreement, the payments that we may make to Cantor could be substantial. Our ability to achieve benefits from any remaining cash savings in income tax that we realize will depend upon a number of factors, including the timing and amount of our future income.

The recent separation and merger might be challenged by creditors as a fraudulent transfer or conveyance, and equity holders and creditors of the entity held liable could be adversely affected should a court agree with such a challenge.

Although we do not believe that the separation or the merger resulted in a fraudulent conveyance or transfer, if a court in a suit by an unpaid creditor or representative of creditors of Cantor or another entity transferring consideration to pre-merger BGC Partners or us, such as a trustee in bankruptcy, or Cantor or such other entity itself, as debtor-in-possession in a reorganization case under Title 11 of the U.S. Code, were to find that:

•

the separation or the merger, as the case may be (or any component transaction thereof), was undertaken for the purpose of hindering, delaying or defrauding creditors of Cantor or another entity by transferring consideration to pre-merger BGC Partners as part of the separation or us as part of the merger, as the case may be; or

•

Cantor or another entity transferring consideration to the BGC businesses as part of the separation or us as part of the merger received less than reasonably equivalent value or fair consideration in connection with the separation or the merger, as the case may be, and (1) any of Cantor or such other entity (as applicable) were insolvent immediately before, or were rendered insolvent by, the separation or the merger, as the case may be, (2) Cantor or such other entity (as applicable) immediately prior to, or as of the effective time of, the completion of the separation or the merger, as the case may be, and after giving effect thereto, intended or believed that it would be unable to pay its debts as they became due or (3) the capital of any of Cantor or such other entity (as applicable) immediately before, or at the effective time of, the completion of the separation or the merger, as the case may be, and after giving effect thereto, was inadequate to conduct its business;

then that court could determine that the separation or the merger, as the case may be (or any component transaction thereof), violated applicable provisions of the U.S. Bankruptcy Code or applicable non- bankruptcy fraudulent transfer or conveyance laws. This determination would permit unpaid creditors, the bankruptcy trustee or debtor-in-possession to rescind the separation or the merger, as the case may be (or component transaction thereof), to recover the consideration transferred or an amount equal to the value thereof from us, or to subordinate or render unenforceable the debt incurred in furtherance thereof, or to require us or the holder of such debt to fund liabilities for the benefit of creditors. Our equity holders and creditors held liable as a result of such a determination would be adversely affected to the extent each is required to surrender value to satisfy its liability.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation;

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured; or

•	it is generally not paying its debts as they become due.

Similar provisions would also apply in any other jurisdiction in which the separation and/or merger took effect.

If we were deemed an “investment company” under the Investment Company Act of 1940, as amended, as a result of our ownership of BGC U.S., BGC Global or BGC Holdings, applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, financial condition and results of operation.

If Cantor ceases to hold a majority of our voting power, Cantor’s interest in us could be deemed an investment security under the Investment Company Act of 1940, as amended, which we refer to as the “Investment Company Act.” If we were to cease participation in the management of BGC Holdings (or if BGC Holdings, in turn, was to cease participation in the management of BGC U.S. or BGC Global) or not be deemed to have a majority of the voting power of BGC Holdings (or if BGC Holdings, in turn, was deemed not to have a majority of the voting power of BGC U.S. or BGC Global), our interest in BGC Holdings or BGC U.S. or BGC Global could be deemed an “investment security” for purposes of the Investment Company Act. If BGC Holdings ceased to participate in the management of BGC U.S. or BGC Global or be deemed not to have a majority of the voting power of BGC U.S. or BGC Global, its interest in BGC U.S. or BGC Global could be deemed an “investment security” for purposes of the Investment Company Act. Generally, an entity is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. We are a holding company and hold BGC U.S. limited partnership interests, BGC Global limited partnership interests, the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings. A determination that we hold more than 40% of our assets in investment securities could result in us being an investment company under the Investment Company Act and becoming subject to registration and other requirements of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, limit the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. If anything were to happen that would cause us, BGC Holdings or Cantor to be deemed to be an investment company under the Investment Company Act, the Investment Company Act would limit our or its capital structure, ability to transact business with affiliates (including Cantor, BGC Holdings or us, as the case may be) and ability to compensate key employees. Therefore, if Cantor, BGC Holdings or we became subject to the Investment Company Act, it could make it impractical to continue our business, impair agreements and arrangements, and the transactions contemplated by those agreements and arrangements, between and among us, BGC Holdings, BGC U.S., BGC Global and Cantor or any combination thereof and materially adversely affect our business, financial condition and results of operations.

Risks Related to our Relationship with Cantor and its Affiliates

We are controlled by Cantor, which has potential conflicts of interest with us and may exercise its control in a way that favors its interests to our detriment.

•	Cantor’s Control

Cantor effectively is able to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of Class A common stock and Class B common stock or other securities. This control is subject to the approval of our independent directors on those matters requiring such approval. Cantor’s voting power may also have the effect of delaying or preventing a change of control of us. Conflicts of interest may arise between us and Cantor in a number of areas relating to our past and ongoing relationships, including:

•	potential acquisitions and dispositions of businesses;

•	the issuance or disposition of securities by us;

•	the election of new or additional directors to our board of directors;

•

the payment of dividends by us (if any), distribution of profits by BGC U.S., BGC Global and/or BGC Holdings and repurchases of shares of our common stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers;

•	business operations or business opportunities of ours and Cantor’s that would compete with the other party’s business opportunities, including Cantor’s and our brokerage and financial services;

•	labor, tax, employee benefits, indemnification and other matters arising from the separation or the merger;

•	intellectual property matters;

•	business combinations involving us;

•	conflicts between our agency trading for primary and secondary bond sales and Cantor’s investment banking bond origination business;

•	competition between our and Cantor’s other equity derivatives and cash equity inter-dealer brokerage businesses; and

•	the nature, quality and pricing of administrative services to be provided by Cantor and/or Tower Bridge International Services, L.P., which we refer to as “Tower Bridge.”

We also expect Cantor to manage its ownership of us so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in us above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of Class A common stock or Class B common stock, or securities convertible or exchangeable into shares of Class A common stock or Class B common stock, that would dilute the voting power in us of the holders of BGC Holdings exchangeable limited partnership interests.

In addition, Cantor has from time to time in the past considered possible strategic realignments of the business relationships that exist between and among Cantor and us and may do so in the future. Any future related party transaction or arrangement between Cantor and ourselves, until Cantor ceases to hold 5% of our voting power, is subject to the prior approval by a majority of our independent directors, but generally does not otherwise require the separate approval of our stockholders, and if such approval is required, Cantor will retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders.

In addition, the service of officers or partners of Cantor as our executive officers and directors, and those persons’ ownership interests in and payments from Cantor, and its affiliates, could create conflicts of interest when we and those directors or officers are faced with decisions that could have different implications for us and Cantor. See “—Risks Related to our Business—Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.”

Our agreements and other arrangements with Cantor may be amended upon agreement of the parties to those agreements upon approval of our audit committee. During the time that we are controlled by Cantor, Cantor may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

•	Corporate Opportunities

In order to address potential conflicts of interest between Cantor and its representatives and us, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve Cantor and its representatives, and our powers, rights, duties and liabilities and those of our representatives in connection with our relationship with Cantor and its affiliates, officers, directors, general partners or employees. Our certificate of incorporation provides that no Cantor Company or any of the representatives of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders. The corporate opportunity policy that is included in our certificate of incorporation is designed to resolve potential conflicts of interest between us and Cantor and its representatives. The principles for defining such corporate opportunities and resolving such potential conflicts of interest, and the definitions of “Cantor Company” and “representatives,” are set forth under “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law—Corporate Opportunity.”

In addition, our certificate of incorporation provides that Cantor and its respective representatives will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with any of our customers.

The BGC Holdings limited partnership agreement contains similar provisions with respect to BGC Partners and/or Cantor and their respective representatives, and the BGC U.S. and BGC Global limited partnership agreements contain similar provisions with respect to BGC Partners and/or BGC Holdings and their respective representatives.

If Cantor competes with us, it could materially harm our business operations.

Agreements between us and Cantor are between related parties and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties.

Our relationship with Cantor results in agreements with Cantor that are between related parties. As a result, the prices charged to us or by us for services provided under agreements with Cantor may be higher or lower than prices that may be charged by third parties and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties. For example, pursuant to the separation agreement, Cantor has a right, subject to certain conditions, to be our customer and to pay the lowest commissions paid by any other customer, whether by volume, dollar or other applicable measure. In addition, Cantor has an unlimited right to internally use market data from BGCantor Market Data without any cost. Any future related party transactions or arrangements between us and Cantor, until Cantor ceases to hold 5% of our voting power, is subject to the prior approval by a majority of our independent directors, but generally does not otherwise require the separate approval of our stockholders, and if such approval were required, Cantor will retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders. See “Certain Relationships and Related Transactions.”

Risks Related to This Offering and Our Structure

The market price of our Class A common stock may fluctuate significantly, and it may trade at prices below the offering price.

The market price of our Class A common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the brokerage business and more broadly, the financial services industry;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	changes or trends in our industry, including price volatility, trading volumes, competitive or regulatory changes or changes in the brokerage business;

•	adverse resolution of new or pending litigation against us;

•	additions or departures of key personnel;

•	changes in general economic conditions; and

•	broad market fluctuations.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of our competitors, could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the offering price. Declines in the price of our Class A common stock may adversely affect our ability to recruit and retain key employees, including our working partners and other key professional employees.

The market price of our Class A common stock has fluctuated and the market price of our Class A common stock may fluctuate in the future. In addition, future sales of shares of Class A common stock, including in this offering, could adversely affect the market price of our Class A common stock. BGC Partners stockholders, other than Cantor and its affiliates, could be diluted by such future sales and be further diluted upon exchange of BGC Holdings limited partnership interests into our common stock and upon issuance of additional BGC U.S. and BGC Global limited partnership interests to BGC Holdings as a result of future issuances of BGC Holdings limited partnership interests. We have also repurchased shares of our Class A common stock from time to time, and may cease doing so at any time.

The market price of our Class A common stock has fluctuated widely since eSpeed’s initial public offering in December 1999 and the market price of Class A common stock may fluctuate widely, depending upon many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the financial marketplaces in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, seasonality, changes in general valuations for companies in our business segment, changes in general economic or market conditions and broad market fluctuations.

Future sales of our shares also could adversely affect the market price of our common stock. If our existing stockholders sell a large number of shares, or if we issue a large number of shares of our common stock in connection with future acquisitions, strategic alliances, third-party investments and private placements or otherwise, such as this offering, the market price of common stock could decline significantly. Moreover, the perception in the public market that these stockholders might sell shares could depress the market price of common stock.

We have registered under the U.S. Securities Act of 1933, as amended, which we refer to as the “Securities Act,” 30,430,000 shares of common stock, which are reserved for issuance upon exercise of options, restricted stock and other incentive compensation granted under our Long-Term Incentive Plan. These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. We may in the future register additional shares of common stock under the Securities Act that become reserved for issuance under our Long-Term Incentive Plan. In addition, we have registered under the Securities Act 425,000 shares of common stock issuable under our stock purchase plan.

Cantor is permitted to exchange up to an aggregate of 20 million of its BGC Holdings limited partnership interests prior to March 31, 2009, the first anniversary of the completion of the separation, for shares of common stock in connection with a broad-based public offering, including all shares received upon such exchange, of common stock underwritten by a nationally recognized investment banking firm, none of which are intended to be exchanged in connection with this offering, and all of its BGC Holdings limited partnership interests after March 31, 2009, the first anniversary of the completion of the separation.

The BGC Holdings founding partner interests that Cantor has provided are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement, are as follows:

•

20% of the BGC Holdings founding partner interests held by each founding partner (other than Messrs. Amaitis and Lynn) became exchangeable upon the closing of the merger, with one-third of the shares receivable by such BGC Holdings founding partner upon a full exchange becoming saleable on each of the first, second and third anniversaries of the closing of the merger (subject to acceleration), subject to applicable law;

•

(1) 1,100,000 of the 3,160,215 BGC Holdings founding partner interests held by Mr. Amaitis at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 60% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 80% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, and (5) 100% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Amaitis will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Amaitis letter agreement), with the shares received by Mr. Amaitis upon exchange being immediately saleable, subject to applicable law; and

•

(1) 600,000 of the 2,515,898 BGC Holdings founding partner interests held by Mr. Lynn at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 50% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 60% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, (5) 70% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger, (6) 80% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the sixth anniversary of the closing of the merger, (7) 90% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the seventh anniversary of the closing of the merger, and (8) 100% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the eighth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Lynn will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Lynn letter agreement), with the shares received by Mr. Lynn upon exchange being immediately saleable, subject to applicable law.

See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges.”

Any working partner interests that are issued will not be exchangeable with us unless otherwise determined by us with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest. The shares ultimately issuable pursuant to the BGC Holdings REUs (if exchangeable) and the RSUs that were issued upon the closing of the merger would be shares of common stock issued pursuant to our Long-Term Incentive Plan or similar plan.

In connection with the merger, 111,890,929 shares of common stock were reserved for issuance upon the exchange of the BGC Holdings exchangeable limited partnership interests, which are entitled to registration rights under the terms of a registration rights agreement with Cantor that we assumed as a part of the merger, which we refer to as the “separation registration rights agreement,” and BGC Holdings founding partner interests (if exchangeable) and BGC Holdings REUs (if exchangeable). In addition, shares of common stock issuable upon conversion of shares of Class B common stock held by Cantor are entitled to registration rights under a registration rights agreement entered into in connection with the formation of eSpeed, which we refer to as the “formation registration rights agreement.” In light of the number of shares of common stock issuable in connection with the full exchange of the BGC Holdings exchangeable limited partnership interests, BGC Holdings founding partner interests (if exchangeable), and BGC Holdings REUs (if exchangeable), the price of common stock may decrease and our ability to raise capital through the issuance of equity securities may be adversely impacted as these exchanges occur and transfer restrictions lapse. Cantor has exercised its piggyback rights under the separation registration rights agreement to participate in this offering.

In addition, the following table reflects the timetable for distributions by Cantor of shares of our common stock that it holds or will hold in respect of the distribution rights that Cantor provided to limited partners of Cantor, including to the founding partners, in connection with the separation and merger, assuming that such persons were entitled to accelerated distribution of the shares underlying such distribution rights, as described under “Certain Relationships and Related Transactions—Continuing Interests in Cantor.” All of these shares of our common stock will be distributed by Cantor. Cantor expects to use shares of our Class A common stock received upon its conversion of Class B common stock, shares of our Class A common stock received upon exchange of BGC Holdings exchangeable limited partnership interests and purchases of shares of our Class A common stock in the open market to satisfy its distribution obligation under the distribution rights.

Anniversary of the merger (April 1, 2008)	Number of shares of our common stock that are required to be distributed by Cantor in respect of the distribution rights(1)
12 month	10,276,471
18 month	7,642,341
24 month	10,276,471
30 month	1,257,181
36 month	3,891,310

Total	33,343,774

(1)	As of May 16, 2008. Includes 6,073,355 shares of our Class A common stock that are expected to be distributed by Cantor to selling stockholders selling shares of our Class A common stock pursuant to this offering.

In addition to the table above, the managing general partner of Cantor will be able to grant earlier distribution of the shares in its discretion.

In addition, we have issued shares of our common stock, warrants and convertible preferred stock and granted registration rights in connection with certain of our strategic alliances. See “Certain Relationships and Related Transactions.”

During the year ended December 31, 2006, we repurchased common stock for a total of $0.5 million. We did not repurchase any common stock in 2007. The reacquired shares have been designated treasury shares and will be used for general corporate purposes. As of December 31, 2007, our board of directors had authorized the repurchase of up to an additional $100 million of our outstanding common stock. In May 2008, our board of directors and our audit committee authorized repurchases of our Class A Common Stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers, using the remaining $58 million available under this authorization. We will consider making additional stock repurchases in 2008, including from executive officers in connection with this offering, but may cease making repurchases at anytime.

Because our voting control is concentrated among the holders of Class B common stock, the market price of Class A common stock may be adversely affected by disparate voting rights.

As of April 1, 2008, Cantor beneficially owned 91.7% of our combined voting power and, after giving effect to this offering, will beneficially own 86.5% of our combined voting power, assuming the number of shares to be sold by Cantor and the other selling stockholders in this offering set forth on the cover page of this prospectus are sold. As long as Cantor beneficially owns a majority of our combined voting power, it will have the ability, without the consent of the public stockholders, to elect all of the members of our board of directors and to control our management and affairs. In addition, it will be able to determine the outcome of matters submitted to a vote of our stockholders for approval and will be able to cause or prevent a change of control of us. In certain circumstances, such as when transferred to an entity controlled by Cantor or Howard W. Lutnick, the shares of Class B common stock issued to Cantor may be transferred without conversion to Class A common stock.

The holders of Class A common stock and Class B common stock have substantially identical rights, except that holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders in general. These votes are controlled by Cantor and are not subject to conversion or termination by our board of directors or any committee thereof, or any other stockholder or third-party. This differential in the voting rights could adversely affect the market price of common stock.

We are a holding company, and accordingly we are dependent upon distributions from BGC U.S. and BGC Global to pay dividends, taxes and other expenses and to make repurchases.

We are a holding company with no independent means of generating revenues. Any dividends declared by us and all applicable taxes payable in respect of our net taxable income, if any, are paid from distributions to us from BGC U.S. and BGC Global. To the extent that we need funds to pay dividends or to pay taxes on our share of BGC U.S.’s and BGC Global’s net taxable income, or to repurchase shares of our common stock or BGC Holdings exchangeable limited partnership interests or if we need funds to pay dividends, make repurchases or for any other purpose, and either BGC U.S. or BGC Global is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition and results of operations and our ability to declare dividends. In addition, any unanticipated accounting or other charges against net income could adversely affect our ability to pay dividends, taxes and other expenses and to make repurchases.

Although we intend to pay dividends, we may not be able to pay dividends on our common stock.

We are a holding company with no direct operations and will be able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global. BGC U.S. and BGC Global intend to distribute to their limited partners, including us, on a pro rata and quarterly basis, cash that is not required to meet BGC U.S.’s and BGC Global’s anticipated business needs. As a result, BGC U.S.’s and BGC Global’s ability, and in turn our ability, to make any distributions will depend upon the continuing profitability and strategic and operating needs of our business. As described in “Price Range and Dividend Policy of Our Common Stock,” we expect to pay not less than 75% of our post-tax distributable earnings per fully diluted share as cash dividends to all common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries of up to $58 million as part of this policy, including those held by Cantor or our executive officers, at the volume weighted average price, to the extent available, of such securities on the date on which such purchase or repurchase is made, all of which is currently available. In addition, from time to time, we may reinvest all or a portion of the distributions we receive in BGC U.S.’s and BGC Global’s respective businesses, although we have no current plans to do so nor do we expect to so long as we maintain our current dividend policy. As a result, there can be no assurance that future dividends will be paid.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. Some provisions of the Delaware General Corporation Law, which we refer to as the “DGCL,” and our amended and restated certificate of incorporation, which we refer to as the “certificate of incorporation,” and amended and restated bylaws, which we refer to as the “bylaws,” could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by any Co-Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Cantor and CFGM, the managing general partner of Cantor, an entity controlled by our Chairman and Co-Chief Executive Officer, Howard W. Lutnick. In addition, our certificate of incorporation permits us to issue “blank check” preferred stock.

Our bylaws require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all outstanding capital stock entitled to vote or by a majority of our board of directors.

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time our common stock was quoted on the Nasdaq Global Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

In addition, our brokerage businesses are heavily regulated and some of our regulators require that they approve transactions which could result in a change of control, as defined by the then-applicable rules of our regulators. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

Further, our Long Term Incentive Plan contains provisions pursuant to which grants that are unexercisable or unvested may automatically become exercisable or vested as of the date immediately prior to certain change of control events. Additionally, change in control and employment agreements between us and our named executive officers also provide for payments in the event of certain change of control events.

The foregoing factors, as well as the significant common stock ownership by Cantor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law.”

Delaware law may protect decisions of our board of directors that have a different effect on holders of Class A common stock and Class B common stock.

Stockholders may not be able to challenge decisions that have an adverse effect upon holders of Class A common stock if our board of directors acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders. Delaware law generally provides that a board of directors owes an equal duty to all stockholders, regardless of class or series, and does not have separate or additional duties to either group of stockholders, subject to applicable provisions set forth in a company’s charter.

If our dividend policy is materially different than the distribution policy of BGC Holdings, upon the exchange of any BGC Holdings limited partnership interests, such BGC Holdings limited partners could receive a disproportionate interest in the aggregate distributions by BGC U.S. and BGC Global that have not been distributed by us.

To the extent BGC Holdings distributes to its limited partners a greater share of income received from BGC U.S. and BGC Global than we distribute to our stockholders, then as founding/working partners, REU partners and/or Cantor exercise any exchange right to acquire Class A common stock or Class B common stock, as applicable, exchanging partners may receive a disproportionate interest in the aggregate distributions by BGC U.S. and BGC Global that have not been distributed by us. The reason is that the exchanging partner could receive both (1) the benefit of the distribution that have not been distributed by us from BGC U.S. and BGC Global to BGC Holdings (in the form of a distribution by BGC Holdings to its limited partners) and (2) the benefit of the distribution from BGC U.S. and BGC Global to us (in the form of a subsequent cash dividend, a greater percentage indirect interest in BGC U.S. and BGC Global following a repurchase by us or a greater value of assets following a purchase of assets with the cash that otherwise would be distributed to our stockholders). Consequently, if our dividend policy does not match the distribution policy of BGC Holdings, holders of Class A common stock and Class B common stock as of the date of an exchange could experience a reduction in their interest in the profits previously distributed by BGC U.S. and BGC Global that have not been distributed by us. Our current dividend policy could result in distributions to our common stockholders that are different from the distributions made by BGC Holdings to its equity holders. Our previously described intention to match the distribution policy of BGC Holdings was superseded by a decision (which we announced on May 7, 2008) by our board of directors to provide for greater flexibility by our management.

The consolidated pro forma financial information in this prospectus may not permit you to predict the Combined Company’s or the BGC Division’s costs of operations, and the estimates and assumptions used in preparing the consolidated pro forma financial information may be materially different from the Combined Company’s or the BGC Division’s actual experience as a reorganized, combined company and their actual results of operations could materially differ from the consolidated pro forma financial information in this prospectus.

In preparing the consolidated pro forma financial information in this prospectus, we have made adjustments to the combined and consolidated financial information of the BGC Division and eSpeed to reflect the separation and the merger, based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by the separation and the merger. The adjustments for the separation and merger include, among other items, a forgiveness of intercompany balances with Cantor; settlement of outstanding executive loans; the assumption of long-term debt; a calculation of distributions of net income to founding partners; a calculation of Cantor’s minority interest in the Combined Company; a transfer of business lines between the Combined Company and Cantor; a deduction and charge to earnings for estimated income taxes based on an estimated tax rate, estimated salaries, payroll taxes and benefits for founding/working partners; and an elimination of intercompany transactions between eSpeed and the BGC Division. These and other estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from the actual experience of the BGC Division as a separate, independent business from Cantor and the Combined Company’s actual experience combining the historic operations of the BGC Division and eSpeed. The pro forma consolidated financial information in this prospectus does not purport to represent what the Combined Company’s or BGC U.S.’s or BGC Global’s results of operations would actually have been had the BGC Division, the Combined Company, BGC

U.S. or BGC Global operated as a combined company, with the BGC Division separated from Cantor, during the periods presented, nor does the pro forma consolidated information give effect to any events other than those discussed in the unaudited pro forma consolidated financial information and related notes. The pro forma consolidated financial information also does not purport to be indicative of results of operations as of any future date or future period. The Combined Company’s actual results of operations could materially differ from the pro forma consolidated financial information in this prospectus.

In addition, because the BGC Division’s businesses, other than Euro Brokers, Aurel Leven, AS Menkul, BGC Shoken Kaisha Limited and Foreign Exchange Broker (Korea) Limited, have historically operated as entities treated as partnerships in the U.S., little or no taxes on profits in the U.S., other than New York City Unincorporated Business Tax, which we refer to as “UBT,” have been paid by us with respect to these businesses. As a result, the operating income for the BGC Division, other than those listed above, set forth in the combined financial statements included elsewhere in this prospectus does not reflect a provision for U.S. corporate federal, state or local income taxes.

Cantor’s businesses, including the BGC Division’s, also have been able to rely, to some degree, on the earnings, assets and cash flows of each other for capital and cash flow requirements. Accordingly, the combined results of operations and financial position of the BGC Division’s businesses included elsewhere in this prospectus are not necessarily indicative of our supplemental consolidated results of operations and financial position after completion of the separation. For additional information about the past financial performance and the basis of presentation of the supplemental consolidated financial statements, see “BGC Partners, Inc.’s Selected Supplemental Consolidated Financial Data,” “eSpeed’s Selected Consolidated Financial Data,” “BGC Division’s Selected Combined Financial Data,” the “BGC Partners, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” ”eSpeed’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “BGC Partners, Inc.’s Supplemental Consolidated Financial Statements,” the “BGC Division’s Combined Financial Statements,” “eSpeed, Inc. and Subsidiaries’ Consolidated Financial Statements” and the accompanying notes included elsewhere in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

•	our relationship with Cantor and its affiliates and any related conflicts of interest, competition for and retention of brokers and other managers and key employees;

•	pricing and commissions and market position with respect to any of our products and that of our competitors;

•	the effect of industry concentration and consolidation;

•	market conditions, including trading volume and volatility;

•	economic or geopolitical conditions or uncertainties;

•	the extensive regulation of the company’s businesses and risks relating to compliance matters;

•	factors related to specific transactions or series of transactions, including credit, performance and unmatched principal risk as well as counterparty failure;

•

the costs and expenses of developing, maintaining and protecting intellectual property, including judgments or settlements paid or received in connection with intellectual property or employment or other litigation and their related costs and certain financial risks, including the possibility of future losses and negative cash flow from operations, risks of obtaining financing and risks of the resulting leverage, as well as interest and currency rate fluctuations;

•

the ability to enter new markets or develop new products, trading desks, marketplaces or services and to induce customers to use these products, trading desks, marketplaces or services and to secure and maintain market share;

•

the ability to enter into marketing and strategic alliances, and other transactions, including acquisitions, dispositions, reorganizations, partnering opportunities and joint ventures, and the integration of any completed transactions;

•	the ability to hire new personnel;

•	the ability to expand the use of technology for screen-assisted, voice-assisted and fully electronic trading;

•	effectively managing any growth that may be achieved;

•

financial reporting, accounting and internal control factors, including identification of any material weaknesses in our internal controls and our ability to prepare historical and pro forma financial statements and reports in a timely manner;

•

the ability to meet expectations with respect to payment of dividends and repurchases of our common stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers; and

•	other factors, including those that are discussed under “Risk Factors” to the extent applicable.

We believe that all forward-looking statements are based upon reasonable assumptions when made. However, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that accordingly you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $74.1 million ($97.3 million if the underwriters exercise their option to purchase additional shares in full, assuming all of the option shares are sold by BGC Partners) based on the public offering price per share of $8.00, after deducting the underwriting discounts and commissions and estimated expenses payable by us.

We intend to use a portion of the net proceeds from this offering to purchase 175,000 shares of our Class A common stock from Stephen M. Merkel, one of our executive officers. The per share price that such executive officer will receive for each such share will be equal to the public offering price, net of underwriting discounts and commissions applicable to such share. We intend to contribute all of the remaining net proceeds to us from this offering (including the net proceeds from any shares sold by us pursuant to the underwriters’ option to purchase additional shares) to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests, in each case, on a one-for-one basis (subject to customary anti-dilution adjustments) for each share issued by us in this offering.

BGC U.S. and BGC Global intend to use the net proceeds they receive from us for various purposes, including for general partnership purposes, including potential strategic alliances, acquisitions, joint ventures or broker hires. In addition, from time to time, we have and we expect to continue to evaluate and potentially pursue possible strategic alliances, acquisitions, joint ventures or broker hires.

We will not receive any proceeds from the sale of Class A common stock by the selling stockholders in this offering. Cantor has informed us that it will use the proceeds it receives from the sale of shares of our Class A common stock in this offering to acquire assets intended to be used in the operation of its business and that it does not expect to distribute the proceeds it receives to its partners.

We have agreed to pay the offering expenses of the selling stockholders. The selling stockholders will pay the underwriting discounts and commissions and custodial fees applicable to the shares they sell.

PRICE RANGE AND DIVIDEND POLICY OF OUR COMMON STOCK

Price Range of our Common Stock

Our Class A common stock is traded in the Nasdaq Global Market under the symbol “BGCP” and prior to the closing of the merger, was traded under the symbol “ESPD.” There is no public trading market for our Class B common stock, which is held by Cantor and CFGM, the managing general partner of Cantor, an entity controlled by our Chairman and Co-Chief Executive Officer, Howard W. Lutnick. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our Class A common stock, as reported in the consolidated transaction reporting system. No quarterly dividends were declared during such periods. These prices are the historical prices of eSpeed’s Class A common stock prior to the merger, except for the second quarter of 2008, which reflects the prices of the Combined Company Class A common stock on and after the closing of the merger.

	Sales Price
	High	Low
2008
Second quarter (until June 4, 2008)	$12.11	$8.19
First quarter	$12.97	$10.62

2007
Fourth quarter	$9.80	$7.22
Third quarter	$11.28	$8.50
Second quarter	$9.00	$7.02
First quarter	$11.64	$8.51

2006
Fourth quarter	$9.57	$7.47
Third quarter	$8.55	$7.15
Second quarter	$9.23	$7.47
First quarter	$10.45	$8.45

On June 4, 2008, the last reported closing price of our Class A common stock on the NASDAQ Global Market was $8.19 per share. As of June 3, 2008, there were 365 holders of record of our Class A common stock and two holders of record of our Class B common stock.

Dividend Policy

In May 2008, our board of directors and our audit committee authorized a dividend policy which provides that we expect to pay not less than 75% of our post-tax distributable earnings per fully diluted share (defined below) as cash dividends to all common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our common stock or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers. We calculate our “post-tax distributable earnings” generally as our GAAP income (loss) from continuing operations before minority interest and income taxes and excluding certain non-cash compensation and other non-cash expenses as well as non-cash undistributed income or non-cash losses from our equity investments, adjusted to assume that such earnings were taxed at the same effective tax rate as BGC Partners, Inc. (please see below for a more detailed definition of post-tax distributable earnings).

Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries of up to $58 million as part of this policy, including those held by Cantor or our executive officers, at the volume weighted average price, to the extent available of such securities on the date on which such purchase or repurchase is made all of which is currently available. We expect to pay such dividends, if and when declared by our board of directors and our audit committee, on a semi-annual basis. The dividend to our stockholders is expected to be calculated based on our post-tax distributable earnings generated over the two consecutive fiscal quarters ending prior to the record date for the dividend.

We are a holding company with no direct operations and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global.

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. Our ability to pay dividends may also be limited by regulatory considerations as well as covenants contained in future financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting or other charges against net income may adversely affect our ability to declare dividends. While we intend to declare and pay dividends semi-annually, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of dividend will not change.

Certain Definitions

“Pre-tax distributable earnings” and “post-tax distributable earnings” are supplemental measures of operating performance that will be used by our management to evaluate our and our subsidiaries’ performance. We believe that distributable earnings best reflects the operating earnings generated by the Combined Company on a consolidated basis and are the earnings which management considers available for distribution to us and our common stockholders as well as to holders of BGC Holdings exchangeable limited partnership interests during any period. As compared to “income (loss) from continuing operations before minority interest and income taxes,” “net income (loss) for fully diluted shares,” and “fully diluted earnings per share,” all prepared in accordance with GAAP, distributable earnings calculations exclude certain non-cash compensation and other non-cash expenses as well as non-cash undistributed income or non-cash loss from our equity investments which do not involve the receipt or outlay of cash by BGC Partners, and which do not dilute existing stockholders, as described below.

We measure our pre-tax distributable earnings as GAAP income (loss) from continuing operations before minority interest and income taxes and exclude the following items:

•	non-cash stock based equity compensation charges, for equity granted or issued prior to the merger, as well as post-merger non-cash, non-dilutive equity-based compensation related to REU conversion;

•	non-cash undistributed income or non-cash loss from our equity investments such as Aqua and ELX;

•	allocation of net income to founding partners interests; and

•	non-cash asset impairment charges, if any.

“Post-tax distributable earnings” are defined as pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate as BGC Partners, Inc. “Post-tax distributable earnings per fully diluted share” are defined as post-tax distributable earnings divided by the weighted-average number of fully diluted shares for such period.

Distributable earnings is not meant to be an exact measure of cash generated by operations and available for distribution, nor should it be considered in isolation or as an alternative to cash flow from operations or income (loss) for fully diluted shares.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008, on (i) an actual basis for BGC Partners, Inc., (ii) on a pro forma basis, giving effect to (1) 133,860,000 shares of our common stock and rights to acquire shares of our common stock issued in the merger, and (2) the assumption of $150 million of indebtedness with third-party institutions and the retirement of long-term indebtedness to Cantor, and (iii) on a pro forma as adjusted basis to give further effect to the issuance by us of 10,000,000 shares of our Class A Common Stock and the application of the estimated net proceeds to be received by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us as if this offering had occurred on March 31, 2008.

This table should be read in conjunction with “eSpeed’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “BGC Partners, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the supplemental consolidated financial statements and related notes and our unaudited pro forma consolidated financial information and related notes, in each case included elsewhere in this prospectus. The data assume that there has been no exercise, in whole or in part, of the underwriters’ option to purchase additional shares of our Class A common stock in this offering.

	BGC Partners, Inc. As of March 31, 2008
	Supplemental Consolidated	Pro Forma for the Merger	Pro Forma as Adjusted for this offering
	(in thousands)
Long-term indebtedness:
BGC U.S. Notes	$150,000	$150,000	$150,000
Mandatorily redeemable partnership interest	—	94,112	94,112
Minority interest	3,007	139,103	139,103
Stockholders’ and members’ equity:
Members’ equity	263,799	—	—
Class A common stock, par value of $0.01 per share, 200,000 shares authorized and 37,960 issued and 31,458 outstanding on an actual basis, 500,000 shares authorized and 47,579 issued and 41,077 outstanding on a pro forma basis, and 57,579 issued and 51,077 outstanding on a pro forma as adjusted basis	380	476	576
Class B common stock, par value of $0.01 per share, 100,000 shares authorized, 19,498 issued and outstanding on an actual basis and 100,000 shares authorized, 31,848 issued and outstanding on a pro forma as adjusted basis	195	319	319
Additional paid-in-capital	314,955	231,027	305,027
Treasury stock, at cost; 6,502 shares of Class A common stock on an actual, pro forma and pro forma as adjusted basis	(62,597)	(62,597)	(62,597)
Accumulated deficit	(17,808)	(17,808)	(17,808)

Total stockholders’ and members’ equity	498,924	151,417	225,517

Total capitalization	$651,931	$534,632	$608,732

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The Unaudited Pro Forma Consolidated Financial Data set forth below give effect to the transactions contemplated by the merger agreement as if they had been consummated on March 31, 2008, for purposes of the consolidated statement of financial condition, and on January 1 of the applicable period for purposes of the consolidated statements of operations, subject to the assumptions and adjustments in the accompanying Notes to Unaudited Pro Forma Consolidated Financial Data, which we refer to as the “Notes.”

The pro forma adjustments reflecting the consummation of the transactions contemplated by the merger agreement are accounted for as a combination of entities under common control in accordance with U.S. GAAP, and upon the assumptions set forth in the Notes herein. You should read the following information in connection with “Structure of BGC Partners,” “BGC Division’s Selected Combined Financial Data,” “BGC Partners, Inc.’s Selected Supplemental Consolidated Financial Data,” “BGC Partners, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “eSpeed’s Selected Consolidated Financial Data,” “eSpeed’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the BGC Division Combined Financial Statements, BGC Partners, Inc., Supplemental Consolidated Financial Statements, eSpeed’s Consolidated Financial Statements, and the accompanying Notes thereto included elsewhere in this prospectus.

BGC Partners, Inc. pro forma adjustments principally give effect to the impact of the merger as well as the following matters:

•

Ownership Structure:    BGC Partners, Inc. consolidated the worldwide interests of the Opcos. For financial reporting purposes under U.S. GAAP, the ownership interest held in Combined Company common stock, the BGC Holdings founding/working partner interests and BGC Holdings limited partnership interests held by Cantor are accounted for as described below. A reconciliation of the calculation of fully diluted earnings per share is reflected in the footnotes to the supplemental consolidated financial statements. The details of this reconciliation are outlined in the tables below. For purposes of providing an explanation of the capital structure we have labeled the three economic ownerships as: (1) Combined Company; (2) founding/working partners; and (3) BGC Holdings limited partnership interests held by Cantor. The Combined Company interests held by the public (including Combined Company common stock held by Cantor) are in the form of Combined Company Class A common stock and Class B common stock. The interests held by Cantor and the founding/working partners are in the form of BGC Holdings limited partnership interests. The BGC Holdings exchangeable limited partnership interests received by Cantor may, in effect, be exchanged in the future for shares of Combined Company Class B common stock (or, at Cantor’s option or if there are no additional authorized but unissued shares of Combined Company Class B common stock, Combined Company Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). In addition, Cantor has provided all founding partners (other than Messrs. Amaitis and Lynn) with the right to immediately exchange 20% of their BGC Holdings founding partner interests for Combined Company Class A common stock, on a one-for-one basis (subject to customary anti-dilution adjustments), subject to applicable law. Cantor provided certain exchange rights to Messrs. Amaitis and Lynn (see the bullet entitled “—Exchangeability of Partnership Interests” below). No working partner interests were issued at the time of the separation and merger. Any working partner interests that are issued will not be exchangeable with the Combined Company unless otherwise determined by BGC Partners with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement.

The accounting for the three economic ownership categories is described in the table below:

Economic Ownership	Consolidated Statement of Operations Presentation	Consolidated Statement of Financial Condition Presentation
Combined Company Combined Company Stockholders (Class A and B common stockholders)	The public stockholders’ (including Cantor) basic EPS in the Combined Company is based on net income after allocations to the founding/working partners divided by the number of outstanding shares of Combined Company common stock.	Public stockholders’ (including Cantor’s) equity will be included in stockholders’ equity in the consolidated statement of financial condition.

Founding/working partners Founding/working partner interests (BGC Holdings limited partnership interests holders)	The founding/working partners may receive allocations of net income based on their pro rata share of the fully diluted shares in the Combined Company. This charge will be called “allocation of net income to founding/working partner units” which will be a separate component listed in compensation expense.	The capital balance, generally the amount of capital contributed by founding/working partners, will be classified on a separate liability line in the consolidated statement of financial condition called “mandatorily redeemable partnership interest.”

BGC Holdings limited partnership interests held by Cantor BGC Holdings limited partnership interests held by Cantor (BGC Holdings limited partnership interests holders)	Cantor’s pro rata share of the net income in the Combined Company will be reported as a minority interest charge in the consolidated statement of operations.	Cantor’s pro rata share of the capital held in BGC Holdings will be included as a component of minority interest in the consolidated statement of financial condition.

Consolidated BGC Partners, Inc.	EPS on a fully diluted basis for the Combined Company are presented as follows: Net income allocations to the founding/working partners and the minority interest to Cantor described above will be added back to net income. The number of units held in BGC Holdings by both the founding/working partners and Cantor will be added to the Combined Company common stock (plus common stock equivalents) to determine fully diluted shares	The three economic ownership categories will be accounted for as components of the Combined Company’s liabilities and equity on the consolidated statement of financial condition. The founding/working partner interests will be recorded as mandatorily redeemable partnership interest; Cantor’s BGC Holdings limited partnership interests will be treated as a component of minority interest and the interests held by the public

Economic Ownership	Statement of Operations Presentation	Statement of Financial Condition Presentation
	outstanding. The adjusted net income will be divided by the adjusted fully diluted shares to calculate fully diluted EPS. Because basic EPS and fully diluted EPS (with the exception of the impact of stock options) are based on pro rata ownership in the Combined Company, there should not be any difference in the calculations.	will be a component of stockholders’ equity in the Combined Company.

Upon closing of the merger, the indirect economic ownership percentages in BGC U.S. and BGC Global were 40.2% held by the public (including Cantor) through ownership of our common stock, 35.5% held by Cantor through ownership of BGC Holdings limited partnership interests, and 24.3% held by the founding partners through ownership of BGC Holdings limited partnership interests. See footnote (6) below. In addition, concurrently with the merger, and, in the future from time to time, as part of its compensation process, BGC Holdings issued and may issue certain REUs and BGC Partners issued and may issue certain RSUs to certain employees of BGC Partners and other persons who provide services to BGC Partners. The calculation of the economic ownership percentages is described in the following table (in thousands, except percentages):

Ownership	Pre-Merger Common Stock(1)	Issued Common Stock(2)	Issued BGC Holdings Units(3)	Issued Restricted Equity Units(4)	Issued Restricted Stock Units(5)	Total	Percentage(6)
Class A and Class B common stock and options to acquire Class A common stock held by the public(7)	52,450	21,969	—	—	2,153	76,572	40.2%
Founding/working partner interests and REU interests	—	—	44,821	1,263	—	46,084	24.3%
Limited partnership interests held by Cantor	—	—	67,070	307	—	67,377	35.5%

Total shares of common stock/BGC Holdings limited partnership interest outstanding	52,450	21,969	111,891	1,570	2,153	190,033	100.0%

(1)	Common stock amounts represent total Combined Company common stock including common stock options outstanding and exercisable at April 1, 2008.
(2)	Reflects shares issued by the Combined Company to Cantor as consideration for Maxcor. A separate valuation was performed on Maxcor on May 25, 2007 to determine the amount of shares to be issued in the merger.
(3)	Reflects the issuance of BGC Holdings limited partnership interests to the founding partners and Cantor upon completion of the separation. As part of the separation and the merger, founding partners had each of their Cantor units redeemed for 10 founding partner interests and two distribution rights. Cantor partners had each of their Cantor units redeemed for a new Cantor unit and two distribution rights, and they did not receive any founding partner interests as they are not BGC Holdings founding partners. Cantor is obligated to distribute an aggregate of 33.4 million shares of our common stock, including an aggregate of 7.9 million shares of our common stock to the founding partners.
(4)	Reflects REUs issued upon completion of the separation. These REUs entitle the holder to participate in distributions of BGC Holdings’ income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the holder’s termination provided that the holder has not engaged in any competitive activity with the Combined Company or its affiliates prior to the date each payment is due. These REUs may also be exchangeable for Class A common stock in accordance with the terms and conditions of the grant of such REUs.
(5)	Upon closing of the merger, the Combined Company issued RSUs to certain employees and others who provide services to the Combined Company. These awards vest over two and three-year periods from the date of award.

(6)	The collective management of BGC Partners, including founding partners and certain executives of Cantor who hold BGC Partners management positions, indirectly own approximately 32.8% of the economics of BGC U.S. and BGC Global. This is derived by taking founding partner interests of 24.3% of the Combined Company (calculated above) and adding the impact of the 8.0 million distribution rights and 0.3 million of REUs held by executives of Cantor who hold BGC Partners management positions (or 4.3% of the Combined Company) and 7.9 million distribution rights attributable to founding partners (or 4.3% of the Combined Company). For purposes of the table above, these distribution rights are a component of the 67.1 million units of BGC Holdings limited partnership interests held by Cantor. These amounts exclude any shares of our Class A common stock, Class B common stock or options previously granted to, held directly by, or held beneficially, or otherwise controlled by the management of BGC Partners.
(7)	Included in the balance are shares of Class A common stock and Class B common stock held by Cantor of 11.2 million and 31.8 million, respectively. Also included in the balance are 1.2 million shares held by officers of Cantor as public stockholders.

The economic ownership percentages calculated above determine certain income statement and balance sheet allocations in BGC Partners, Inc.’s pro forma consolidated financial statements as of March 31, 2008. The allocations are calculated below (in thousands, except per share data and percentages):

Consolidated Statement of Operations	Units/ Shares	%(1)	Amount
Net income allocations
Pro forma consolidated BGC Partners, Inc. net income prior to allocations to founding/working partners and Cantor			$(46,491)
Cantor minority interest allocation percentage and charge based on a pro rata ownership in the Combined Company(2)			28,194

BGC Partners, Inc. net income after founding/working partner distributions and minority interest allocations			$(18,297)

Basic and Fully Diluted Share Calculations
Basic weighted-average shares of common shares outstanding(3)	72,794
Restricted equity units	282
BGC Holdings units held by founding/working partners(4)	44,821
BGC Holdings units held by Cantor(4)	67,070

Total fully diluted weighted-average shares outstanding	184,967

Earnings Per Share Calculations
Basic earnings per share
Pro forma consolidated BGC Partners, Inc. net income			$(18,297)

Basic weighted-average shares outstanding	72,794
Basic earnings per share			$(0.25)

Fully diluted earnings per share
Pro forma consolidated BGC Partners, Inc. net income adjusted to add back net income allocations to founding/working partners and Cantor minority interest allocations			$(46,491)

Total fully diluted weighted-average shares outstanding	184,967
Fully diluted earnings per share			$(0.25)

Consolidated Statement of Financial Condition
Founding/working partner interests(5)	46,084	24.3%	$94,112
Units held by and minority interest allocation to Cantor at the assumed time of the merger(6)	67,377	35.5%	136,096
Public company shares of common stock outstanding and stockholder equity allocation at the time of the merger	76,572	40.2%	151,417

Total mandatorily redeemable partnership interest, minority interest and stockholders’ equity	190,033	100%	$381,625

(1)	The collective management of BGC Partners, including founding partners and certain executives of Cantor who hold BGC Partners management positions, indirectly own approximately 32.8% of the economics of BGC U.S. and BGC Global. This is derived by taking founding partner interests of 24.3% of the Combined Company (calculated above) and adding the impact of the 8.0 million distribution rights and 0.3 million of REUs held by executives of Cantor who hold BGC Partners management positions (or 4.3% of the Combined Company) and 7.9 million distribution rights attributable to founding partners (or 4.3% of the Combined Company). For purposes of the table above, these distribution rights are a component of the 67.1 million units of BGC Holdings limited partnership interests held by Cantor. These amounts exclude any shares of our Class A common stock, Class B common stock or options previously granted to, held directly by, or held beneficially, or otherwise controlled by the management of BGC Partners.

(2)	When there is a net loss for a particular period, there is no allocation to founding partners, but rather the founding partners’ and Cantor’s ownership percentages are aggregated and a minority interest charge is calculated based on the combined ownership of Cantor and the founding partners indirectly in BGC U.S. and BGC Global.
(3)	The weighted-average basic common shares outstanding amounts include 50.8 million shares that were taken from eSpeed’s consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated Combined Company basic weighted-average common shares takes that share amount and includes our Class A common stock and our Class B common stock issued by the Combined Company to Cantor as consideration for Maxcor assuming those shares were outstanding for the entire three months ended March 31, 2008.
(4)	Data are as of April 1, 2008.
(5)	The value of founding/working partner interests on the Combined Company statement of financial condition reflects the adjusted partner capital balance as of March 31, 2008, adjusted for any pro forma redemptions and/or adjustments in connection with the separation and merger. The 1.3 million of REUs issued to founding/working partners were not factored in the calculation of the founding/working partners’ mandatorily redeemable partnership interests.
(6)	The 0.3 million of REUs issued to Cantor partners were not factored in the calculation of the Cantor’s minority interest.

•	Separation: BGC Partners’ separation from Cantor, which is described in more detail in the “Certain Relationships and Related Transactions—Separation Agreement” section of this prospectus.

•

Sale of Partnership Interests:    Following the separation, but prior to the merger, certain limited partners of Cantor and certain founding partners sold to Cantor for cash all or a portion of the distribution rights and/or BGC Holdings founding partner interests held by such persons, or, in the case of Mr. Lee Amaitis, his limited partnership interests in Cantor were redeemed by Cantor for cash. Specifically, in connection with the separation and prior to the merger, Messrs. Amaitis, Lynn and Merkel, as well as two other individuals who are employed by us or one or more of our affiliates, used some of the proceeds that they received in respect of the purchases of distribution rights and/or BGC Holdings founding partner interests and/or redemption of their Cantor limited partnership interests to repay certain loans made or guaranteed by Cantor for repayment of borrowings to their applicable lenders or for payment of required capital contributions, for the substantial majority of which Cantor was the lender, or in the case of capital contributions, the recipient, and the remainder of which were guaranteed by Cantor. These transactions resulted in a reduction in pro forma equity and cash and cash equivalents on the supplemental consolidated Combined Company’s statement of financial condition. To settle the loan balances, Messrs. Lynn, Merkel and two other individuals who are employed by one or more of BGC’s affiliates immediately after the separation sold to Cantor, for cash, distribution rights and/or founding partner interests provided to them in connection with the redemption of their Cantor limited partnership interests in connection with the separation at a price per interest or share equal to $11.75 per share, the closing price of eSpeed Class A common stock on the date of closing of the merger. The distribution rights and founding partner interests were derived by taking each of the identified partner’s Cantor partnership units and exchanging each of the Cantor units held for two distribution rights and 10 founding partner interests in the Combined Company. Mr. Merkel did not receive a founding partner interest. Cantor redeemed a portion of Mr. Amaitis’ Cantor limited partnership interests for $135.00 a unit at the same time. This price is based on a value determined by Cantor. The amount of the compensation charge is based on the closing price of eSpeed Class A common stock at the date of the transaction, or in Mr. Amaitis’ case the $135.00 value determined by Cantor, less the partner’s basis in their Cantor interest or distribution rights and founding partner interests required to settle the outstanding debt at such date. Partner basis is based on the value of each partner’s capital accounts at the time of the merger divided by their total units. The total amount of BGC executive officer debt on April 1, 2008 was $58.1 million. The sale of the distribution rights, founding partner interests and Cantor interests generated a compensation charge of $47.3 million in the first quarter of 2008. Terms of the loan repayment are described in more detail in the “Certain Relationships and Related Transactions—Repayment of Existing Loans and Required Capital Contributions” section of this prospectus.

The following table shows the calculation of the compensation charge in connection with the redemption of the executive officers’ Cantor interests or distribution rights and founding partner interests (in thousands, except for price and cost basis data):

Executive Officer	Total Loan Outstanding(a)(b)	Share Redemption Price	Cantor Interest	Distribution Rights and BGC Holdings Founding Partner Interests Required to Repay Outstanding Loan	Cost Basis(a)	Compensation Charge (Total Proceeds Less Cost Basis) From Sale
Lee Amaitis	$46,283	$135.00	373	—	$39.46	$34,198
Shaun Lynn	8,096	$11.75	—	1,102	$2.91	9,744
Stephen Merkel	466	$11.75	—	41	$2.89	352
Other executives	3,265	$11.75	—	343	$2.93	3,019

Totals	$58,110		373	1,486		$47,313

(a)	Outstanding loan balances and partner cost basis were based on March 31, 2008 Cantor partnership data.
(b)	Loan balances include accrued interest.

•

Issuance of Additional Partnership Interests:    Immediately after the redemption, Cantor provided Messrs. Amaitis and Lynn with 1,100,000 and 200,000, respectively, of additional BGC Holdings founding partner interests, that were immediately exchangeable into shares of Class A common stock in the Combined Company (see “—Exchangeability of Partnership Interests” below). Mr. Lynn also had 400,000 units of his existing founding partner interests become immediately exchangeable into shares of Class A common stock in the Combined Company. The additional founding partner interests were treated as 100% compensation and Mr. Lynn’s existing partnership interests that became immediately exchangeable were treated as compensation to the extent the assumed share price exceeds his basis. The value of the interest is based on the closing price of eSpeed Class A common stock on the closing date of the merger, which price was $11.75 per share. Additionally, the remaining founding partner interests held by Messrs. Amaitis and Lynn are exchangeable over a set timetable described in the “—Exchangeability of Partnership Interests” section below. The activation of exchangeability on all founding partner interests held by Messrs. Amaitis and Lynn resulted in a compensation charge of $36.8 million in the first quarter of 2008.

•

Merger Structure:    The structure of the merger, which includes the issuance of 133,860,000 shares of Combined Company common stock and rights to acquire shares of Combined Company common stock and Cantor’s exchangeable interest and the founding partner interests. The structure of the merger is described in more detail in the “Structure of BGC Partners” section of this prospectus.

•

Exchangeability of Partnership Interests:    The BGC Holdings founding partner interests that Cantor has provided are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement, are as follows:

•

20% of the BGC Holdings founding partner interests held by each founding partner (other than Messrs. Amaitis and Lynn) became exchangeable upon the closing of the merger, with one-third of the shares receivable by such BGC

Holdings founding partner upon a full exchange becoming saleable on each of the first, second and third anniversaries of the closing of the merger (subject to acceleration), subject to applicable law;

•

(1) 1,100,000 of the 3,160,215 BGC Holdings founding partner interests held by Mr. Amaitis at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 60% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 80% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, and (5) 100% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Amaitis will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Amaitis letter agreement), with the shares received by Mr. Amaitis upon exchange being immediately saleable, subject to applicable law; and

•

(1) 600,000 of the 2,515,898 BGC Holdings founding partner interests held by Mr. Lynn at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 50% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 60% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, (5) 70% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger, (6) 80% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the sixth anniversary of the closing of the merger, (7) 90% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the seventh anniversary of the closing of the merger, and (8) 100% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the eighth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Lynn will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Lynn letter agreement), with the shares received by Mr. Lynn upon exchange being immediately saleable, subject to applicable law.

•

Finance Restructuring:    In connection with the separation, BGC U.S. assumed the liabilities of Cantor in respect of Cantor’s senior notes pursuant to the note purchase agreement. See “Certain Relationships and Related Transactions—Separation Agreement—Separation and Contribution.” The obligations of BGC U.S. under the BGC U.S. notes have been guaranteed by the Combined Company pursuant to the Combined Company guaranty and by Cantor pursuant to a guaranty, dated as of March 31, 2008, which we refer to as the “Cantor guaranty.” Pursuant to a letter agreement between Cantor and BGC Partners, dated as of March 31, 2008, the “letter agreement,” Cantor agreed to immediately reimburse the Combined Company in the event that the Combined Company pays any amount under the Combined Company guaranty. The BGC U.S. notes bear interest, payable semi-annually, at a rate of 5.19% per annum; provided, however, that this rate is increased by 0.25% per annum for any fiscal quarter during which the consolidated debt of the Combined Company exceeds 55% but not 60% of its consolidated capitalization, as such terms are defined in the Combined Company guaranty. The interest rate increases by 0.50% per annum during any period in which any holder of a BGC U.S. note is required under applicable insurance regulations to post reserves with respect to the BGC U.S. notes greater than the reserve requirement, as such term is defined in the note purchase agreement, in effect immediately prior to March 31, 2008. Pursuant to the separation agreement, the Combined Company will make semi-annual payments to Cantor during the term of the BGC U.S. notes equal to the difference between 7.5% and the applicable interest rate of the BGC U.S. notes.

•

Accounting for the Combined Company:    The transaction contemplated by the merger agreement was accounted for as a combination of entities under common control. For this purpose, eSpeed was deemed the acquirer and the BGC Division was deemed the acquiree. The Statement of Financial Accounting Standards, which we refer to as “SFAS,” No. 141 requires that in a transaction between entities under common control, the net assets of the acquiree, the BGC Division, be recognized at their carrying amounts in the accounts of the transferring entity at the date of transfer; which for purposes of the statement of financial condition is assumed to be March 31, 2008.

•

Consolidation:    The businesses of the Combined Company are held under two subsidiaries: BGC U.S., which holds the U.S. businesses, and BGC Global, which holds the non-U.S. businesses. The Opcos are consolidated under Emerging Issues Task Force 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” as it has been determined there are no variable interest entities.

The pro forma adjustments do not reflect any operating efficiencies or inefficiencies which may result from the transactions contemplated by the merger agreement. Therefore, the Unaudited Pro Forma Consolidated Financial Data are not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented or the results that the Combined Company will experience after the transactions contemplated by the merger agreement are completed. In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing the Unaudited Pro Forma Consolidated Financial Data. Actual results could differ, perhaps materially, from these estimates and assumptions.

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2008

(in thousands, except per share data)

	eSpeed			BGC Division				BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor (a)	Adjusted Pro Forma eSpeed Stand- Alone	Historical BGC Division	Separation from Cantor (b)	Debt Restruct- uring (c)	Adjusted Pro Forma BGC partners Stand- Alone	eSpeed and BGC Division Eliminations (d)	Reclassi- fication of Revenue and Expense Line Items (d)	Distri- butions to Founding Partners/ Minority Interest (f)	Pro Forma BGC Partners, Inc.
Revenues:
Transaction revenues
Fully electronic transactions with related parties	$13,506	$(1,259)	$12,247	$—	$—	$—	$—	$(1,593)	$(10,654)	$—	$—
Fully electronic transactions with unrelated parties	—	—	—	—	—	—	—	—	—	—	—

Total fully electronic transactions	13,506	(1,259)	12,247	—	—	—	—	(1,593)	(10,654)	—	—
Voice-assisted brokerage transactions with related parties	8,212	—	8,212	—	—	—	—	(6,259)	(1,953)	—	—
Screen-assisted open outcry transactions with related parties	2,313	(185)	2,128	—	—	—	—	(2,081)	(47)	—	—

Total transaction revenues	24,031	(1,444)	22,587	—	—	—	—	(9,933)	(12,654)	—	—

Software Solutions fees from related parties	12,969	—	12,969	—	—	—	—	(4,865)	(8,104)	—	—
Software Solutions and licensing fees from unrelated parties	2,083	—	2,083	—	—	—	—	—	(2,083)	—	—
Commissions	—	—	—	236,417	5,504	—	241,921	—	12,110	—	254,031
Principal transactions	—	—	—	51,896	—	—	51,896	—	—	—	51,896
Fees from related parties	—	—	—	13,073	—	—	13,073	(808)	8,648	—	20,913
Interest income	1,643	—	1,643	2,210	—	(571)	1,639	—	—	—	3,282
Market data	—	—	—	5,544	—	—	5,544	—	—	—	5,544
Software solutions	—	—	—	—	—	—	—	—	2,083	—	2,083
Other revenues	—	—	—	589	—	—	589	(3)	—	—	586

Total revenues	40,726	(1,444)	39,282	309,729	5,504	(571)	314,662	(15,609)	—	—	338,335

Expenses:
Compensation and employee benefits	14,256	—	14,256	260,289	—	—	260,289	—	—	—	274,545	(1)
Allocation of net income to founding partners holding units	—	—	—	—	—	—	—	—	—	—	—

Total compensation	14,256	—	14,256	260,289	—	—	260,289	—	—	—	274,545
Occupancy and equipment	14,281	—	14,281	16,441	—	—	16,441	—	—	—	30,722
Fees to related parties	3,445	—	3,445	18,701	—	866	19,567	(15,606)	—	—	7,406
Professional and consulting fees	2,187	—	2,187	13,359	—	—	13,359	—	—	—	15,546
Communications and client networks	2,840	(118)	2,722	13,998	—	—	13,998	—	—	—	16,720
Selling and promotion	—	—	—	14,338	—	—	14,338	—	897	—	15,235
Interest expense	—	—	—	7,663	—	(3,479)	4,184	—	—	—	4,184
Commissions and floor brokerage	—	—	—	3,101	612	—	3,713	—	—	—	3,713
Other expenses	4,227	—	4,227	4,273	428	—	4,701	—	(897)	—	8,031

Total operating expenses	41,236	(118)	41,118	352,163	1,040	(2,613)	350,590	(15,606)	—	—	376,102

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS—(Continued)

THREE MONTHS ENDED MARCH 31, 2008

(in thousands, except per share data)

	eSpeed			BGC Division					BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor (a)	Adjusted Pro Forma eSpeed Stand- Alone	Historical BGC Division	Separation from Cantor (b)		Debt Restruct- uring (c)	Adjusted Pro Forma BGC Partners Stand- Alone	eSpeed and BGC Division Eliminations (d)	Reclassi- fication of Revenue and Expense Line Items (d)	Distri- butions to Founding Partners/ Minority Interest (f)	Pro Forma BGC Partners, Inc.
Income (loss) before minority interest and income taxes	$(510)	$(1,326)	$(1,836)	$(42,434)	$4,464		$2,042	$(35,928)	$(3)	$—	$—	$(37,767)

Minority interest	—	—	—	657	—		—	657	(3)	—	(28,194)	(27,540)
(Benefit) provision for income taxes	(55)	—	(55)	7,947	178	(e)	—	8,125	—	—	—	8,070

Net (loss) income	(455)	(1,326)	(1,781)	(51,038)	4,286		2,042	(44,710)	—	—	28,194	(18,297)
Allocation of net income to founding partners holding units	—	—	—	—	—		—	—	—	—	—	—
Minority interest Cantor	—	—	—	—	—		—	—	—	—	(28,194)	(28,194)

Net (loss) income for fully diluted shares	$(455)	$(1,326)	$(1,781)	$(51,038)	$4,286		$2,042	$(44,710)	$—	$—	$—	$(46,491)

Per share data:
Basic loss per share	$(0.01)											$(0.25)

Diluted loss per share	$(0.01)											$(0.25)
Basic weighted-average shares of common stock outstanding	50,825											72,794 (g)
BGC REUs	—											282 (g)
BGC Holding units held by founding partners	—											44,821 (g)
BGC Holdings Units held by Cantor	—											67,070 (g)

Diluted weighted-average shares of common stock outstanding	50,825											184,967

(1)	Includes $84.1 million of non-cash, one-time merger related compensation charges.

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

(in thousands, except per share data)

	eSpeed			BGC Division				BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor (a)	Adjusted Pro Forma eSpeed Stand- Alone	Historical BGC Division	Separation from Cantor (b)	Debt Restruct- uring (c)	Adjusted Pro Forma BGC Partners Stand- Alone	eSpeed and BGC Division Eliminations (d)	Reclassi- fication of Revenue and Expense Line Items (d)	Distri- butions to Founding Partners/ Minority Interest (f)	Pro Forma BGC Partners, Inc.
Revenues:
Transaction revenues
Fully electronic transactions with related parties	$63,941	$(5,278)	$58,663	$—	$—	$—	$—	$(7,208)	$(51,455)	$—	$—
Fully electronic transactions with unrelated parties	2,395	—	2,395	—	—	—	—	—	(2,395)	—	—

Total fully electronic transactions	66,336	(5,278)	61,058	—	—	—	—	(7,208)	(53,850)	—	—
Voice-assisted brokerage transactions with related parties	27,822	—	27,822	—	—	—	—	(21,316)	(6,506)	—	—
Screen-assisted open outcry transactions with related parties	7,887	(1,019)	6,868	—	—	—	—	(6,558)	(310)	—	—

Total transaction revenues	102,045	(6,297)	95,748	—	—	—	—	(35,082)	(60,666)	—	—

Software Solutions fees from related parties	36,414	(9,674)	26,740	—	—	—	—	(14,792)	(11,948)	—	—
Software Solutions and licensing fees from unrelated parties	10,983	—	10,983	—	—	—	—	—	(10,983)	—	—
Commissions	—	—	—	715,064	28,042	—	743,106	—	59,850	—	802,956
Principal transactions	—	—	—	205,049	—	—	205,049	—	—	—	205,049
Fees from related parties	—	—	—	45,390	—	—	45,390	(4,345)	12,764	—	53,809
Interest income	9,773	—	9,773	13,195	—	(17)	13,178	—	—	—	22,951
Market data	—	—	—	18,981	—	—	18,981	—	—	—	18,981
Software solutions	—	—	—	—	—	—	—	—	10,983	—	10,983
Other revenues	—	—	—	2,916	—	—	2,916	(21)	—	—	2,895

Total revenues	159,215	(15,971)	143,244	1,000,595	28,042	(17)	1,028,620	(54,240)	—	—	1,117,624

Expenses:
Compensation and employee benefits	73,218	(4,515)	68,703	580,804	—	—	580,804	—	—	—	649,507
Allocation of net income to founding partners holding units	—	—	—	—	—	—	—	—	—	10,774	10,774

Total compensation	73,218	(4,515)	68,703	580,804	—	—	580,804	—	—	10,774	660,281
Occupancy and equipment	57,398	(4,345)	53,053	62,630	—	—	62,630	—	—	—	115,683
Fees to related parties	13,824	—	13,824	72,281	—	3,465	75,746	(54,219)	—	—	35,351
Professional and consulting fees	17,361	(124)	17,237	46,995	—	—	46,995	—	—	—	64,232
Communications	9,117	(398)	8,719	49,616	—	—	49,616	—	—	—	58,335
Selling and promotion	—	(3)	(3)	51,186	—	—	51,186	—	4,536	—	55,719
Interest expense	—	—	—	26,251	—	(17,372)	8,879	—	—	—	8,879
Commissions and floor brokerage	—	—	—	17,975	4,075	—	22,050	—	—	—	22,050
Other expenses	27,062	(289)	26,773	27,524	1,543	—	29,067	—	(4,536)	—	51,304

Total operating expenses	197,980	(9,674)	188,306	935,262	5,618	(13,907)	926,973	(54,219)	—	10,774	1,071,834

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS—(Continued)

YEAR ENDED DECEMBER 31, 2007

(in thousands, except per share data)

	eSpeed			BGC Division					BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor (a)	Adjusted Pro Forma eSpeed Stand- Alone	Historical BGC Division	Separation from Cantor (b)		Debt Restruct- uring (c)	Adjusted Pro Forma BGC Partners Stand- Alone	eSpeed and BGC Division Eliminations (d)	Reclassi- fication of Revenue and Expense Line Items (d)	Distri- butions to Founding Partners/ Minority Interest (f)	Pro Forma BGC Partners, Inc.
(Loss) income before minority interest and income taxes	$(38,765)	$(6,297)	$(45,062)	$65,333	$22,424		$13,890	$101,647	$(21)	$—	$(10,774)	$45,790

Minority interest	—	—	—	2,373	—		—	2,373	(21)	—	16,161	18,513
(Benefit) provision for income taxes	(6,267)	—	(6,267)	14,691	896	(e)	—	15,587	—	—	—	9,320

Net (loss) income	(32,498)	(6,297)	(38,795)	48,269	21,528		13,890	83,687	—	—	(26,935)	17,957
Allocation of net income to founding partners holding units	—	—	—	—	—		—	—	—	—	10,774	10,774
Minority interest Cantor	—	—	—	—	—		—	—	—	—	16,161	16,161

Net (loss) income for fully diluted shares	$(32,498)	$(6,297)	$(38,795)	$48,269	$21,528		$13,890	$83,687	$—	$—	$—	$44,892

Per share data:
Basic (loss) earnings per share	$(0.64)											$0.25

Fully diluted (loss) earnings per share	$(0.64)											$0.24

Basic weighted-average shares of common stock outstanding	50,466											72,435	(g)
Stock option	—											934	(g)
Restricted stock units	—											222	(g)
BGC Holding units held by founding/working partners	—											44,821	(g)
BGC Holding units held by Cantor	—											67,070	(g)

Fully diluted weighted-average shares of common stock outstanding	50,466											185,482

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

(in thousands, except per share data)

	eSpeed			BGC Division			BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor (a)	Adjusted Pro Forma eSpeed Stand- Alone	Historical BGC Division	Separation from Cantor (b)	Adjusted Pro Forma BGC Partners Stand- Alone	eSpeed and BGC Division Eliminations (d)	Reclassification of Revenue and Expense Line Items (d)	Consolidated BGC Partners, Inc.
Revenues:
Transaction revenues
Fully electronic transactions with related parties	$62,084	$(7,426)	$54,658	$—	$—	$—	$(6,824)	$(47,834)	$—
Fully electronic transactions with unrelated parties	6,937	—	6,937	—	—	—	—	(6,937)	—

Total fully electronic transactions	69,021	(7,426)	61,595	—	—	—	(6,824)	(54,771)	—
Voice-assisted brokerage transactions with related parties	26,043	—	26,043	—	—	—	(18,635)	(7,408)	—
Screen-assisted open outcry transactions with related parties	5,675	(1,135)	4,540	—	—	—	(4,540)	—	—

Total transaction revenues	100,739	(8,561)	92,178	—	—	—	(29,999)	(62,179)	—

Software Solutions fees from related parties	30,822	(9,148)	21,674	—	—	—	(10,678)	(10,996)	—
Software Solutions and licensing fees from unrelated parties	16,981	—	16,981	—	—	—	—	(16,981)	—
Commissions	—	—	—	512,075	25,576	537,651	—	61,835	599,486
Principal transactions	—	—	—	134,939	—	134,939	—	—	134,939
Fees from related parties	—	—	—	22,498	—	22,498	(5,200)	11,340	28,638
Interest income	9,541	—	9,541	21,545	—	21,545	—	—	31,086
Market data	—	—	—	17,409	—	17,409	—	—	17,409
Software solutions	—	—	—	—	—	—	—	16,981	16,981
Other revenues	6,600	—	6,600	19,614	—	19,614	(11)	—	26,203

Total revenues	164,683	(17,709)	146,974	728,080	25,576	753,656	(45,888)	—	854,742

Expenses:
Compensation and employee benefits	52,765	(3,642)	49,123	510,893	—	510,893	—	—	560,016

Total compensation	52,765	(3,642)	49,123	510,893	—	510,893	—	—	560,016
Occupancy and equipment	61,091	(4,653)	56,438	70,790	26	70,816	—	—	127,254
Administrative fees to related parties	12,598	—	12,598	47,842	—	47,842	(45,877)	—	14,563
Professional and consulting fees	11,490	(313)	11,177	43,906	109	44,015	—	—	55,192
Communications and client networks	8,101	(302)	7,799	47,712	—	47,712	—	—	55,511
Selling and promotion	852	—	852	43,912	—	43,912	—	3,899	48,663
Interest expense	—	—	—	30,069	—	30,069	—	—	30,069
Commissions and floor brokerage	—	—	—	8,593	4,472	13,065	—	—	13,065
Other expenses	10,169	(238)	9,931	38,861	2,724	41,585	—	(3,899)	47,617

Total operating expenses	157,066	(9,148)	147,918	842,578	7,331	849,909	(45,877)	—	951,950

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

(in thousands, except per share data)

	eSpeed				BGC Division				BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor (a)		Adjusted Pro Forma eSpeed Stand- Alone	Historical BGC Division	Separation from Cantor (b)		Adjusted Pro Forma BGC Partners Stand- Alone	eSpeed and BGC Division Eliminations (d)	Reclassification of Revenue and Expense Line Items (d)	Consolidated BGC Partners, Inc.
Income (loss) from continuing operations before minority interest and income taxes	7,617	(8,561)		(944)	(114,498)	18,245		(96,253)	(11)	—	(97,208)

Minority interest	—	—		—	11	—		11	(11)	—	—
Provision (benefit) for income taxes	2,965	(3,399	)(e)	(434)	(1,843)	730	(e)	(1,113)	—	—	(1,547)

Net income (loss) from continuing operations	$4,652	$(5,162)		$(510)	$(112,666)	$17,515		$(95,151)	$—	$—	$(95,661)

Per share data:
Basic earnings per share	$0.09										$(0.52)

Fully diluted earnings per share	$0.09										$(0.52)

Basic weighted-average shares of common stock outstanding	50,214										184,074 (g)
Stock option programs	1,044										—

Fully diluted weighted-average shares of common stock outstanding	51,258										184,074 (g)

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

(in thousands, except per share data)

	eSpeed			BGC Division			BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor(a)	Adjusted Pro Forma eSpeed Stand Alone	Historical BGC Division	Separation from Cantor(b)	Adjusted Pro Forma BGC Partners Stand Alone	eSpeed and BGC Division Eliminations(d)	Reclassification of Revenue and Expense Line Item(d)	Consolidated BGC Partners, Inc.
Revenues:
Transaction revenues
Fully electronic transactions with related parties	$74,669	(7,992)	$66,677	$—	$—	$—	$(3,377)	$(63,300)	$—
Fully electronic transactions with unrelated parties	—	—	—	—	—	—	—	—	—

Total fully electronic transactions	74,669	(7,992)	66,677	—	—	—	(3,377)	(63,300)	—
Voice-assisted brokerage transactions with related parties	25,192	—	25,192	—	—	—	(19,078)	(6,114)	—
Screen-assisted open outcry transactions with related parties	2,863	—	2,863	—	—	—	(2,470)	(393)	—

Total transaction revenues	102,724	(7,992)	94,732	—	—	—	(24,925)	(69,807)	—

Software Solutions fees from related parties	24,709	(6,916)	17,793	—	—	—	(8,605)	(9,188)	—
Software Solutions and licensing fees from unrelated parties	15,534	—	15,534	—	—	—	—	(15,534)	—
Commissions	—	—	—	343,327	33,284	376,611	—	69,767	446,378
Principal transactions	—	—	—	119,586	—	119,586	—	—	119,586
Fees from related parties	—	—	—	13,059	—	13,059	(7,043)	9,228	15,244
Interest income	6,160	—	6,160	9,048	—	9,048	—	—	15,208
Market data	—	—	—	16,283	—	16,283	—	—	16,283
Software solutions	—	—	—	—	—	—	—	15,534	15,534
Other revenues	2,707	—	2,707	2,432	—	2,432	16	—	5,155

Total revenues	151,834	(14,908)	136,926	503,735	33,284	537,019	(40,557)	—	633,388

Expenses:
Compensation and employee benefits	50,633	(2,523)	48,110	386,752	—	386,752	—	—	434,862

Total compensation	50,633	(2,523)	48,110	386,752	—	386,752	—	—	434,862
Occupancy and equipment	50,771	(3,811)	46,960	43,890	31	43,921	—	—	90,881
Fees to related parties	13,938	—	13,938	33,277	—	33,277	(40,573)	—	6,642
Professional and consulting fees	12,115	(72)	12,043	30,603	—	30,603	—	—	42,646
Communications	8,157	(273)	7,884	37,214	—	37,214	—	—	45,098
Selling and promotion	1,596	—	1,596	33,550	—	33,550	—	4,397	39,543
Interest expense	—	—	—	13,875	—	13,875	—	—	13,875
Commissions and floor brokerage	—	—	—	7,000	4,016	11,016	—	—	11,016
Other expenses	12,600	(238)	12,362	21,158	3,532	24,690	—	(4,397)	32,655

Total operating expenses	149,810	(6,917)	142,893	607,319	7,579	614,898	(40,573)	—	717,218

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS—(Continued)

YEAR ENDED DECEMBER 31, 2005

(in thousands, except per share data)

	eSpeed				BGC Division				BGC Partners, Inc.
	Historical eSpeed	Separation from Cantor(a)		Adjusted Pro Forma eSpeed Stand Alone	Historical BGC Division	Separation from Cantor(b)		Adjusted Pro Forma BGC Partners Stand Alone	eSpeed and BGC Division Eliminations(d)	Reclassification of Revenue and Expense Line Item(d)	Consolidated BGC Partners, Inc.
Income (loss) from continuing operations before minority interest and income taxes	2,024	(7,991)		(5,967)	(103,584)	25,705		(77,879)	16	—	(83,830)

Minority interest	—	—		—	(16)	—		(16)	16	—	—
Provision (benefit) for income taxes	490	(3,151	)(e)	(2,661)	(7,634)	1,028	(e)	(6,606)	—	—	(9,267)

Net income (loss) from continuing operations	$1,534	$(4,840)		$(3,306)	$(95,934)	$24,677		$(71,257)	$—	$—	$(74,563)

Minority interest Cantor	—	—		—	—	—		—	—	—	—

Net income (loss) from continuing operations	$1,534	$(4,840)		$(3,306)	$(95,934)	$24,677		$(71,257)	$—	$—	$(74,563)

Per share data:
Basic earnings per share	$0.03										$(0.40)

Fully diluted earnings per share	$0.03										$(0.40)

Basic weighted-average shares of common stock outstanding	51,349										185,209 (g)
Stock option programs	717										— (g)

Fully diluted weighted-average shares of common stock outstanding	52,066										185,209

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

Notes to Unaudited Pro Forma Consolidated Statement of Operations—The Three Months Ended March 31, 2008 and the Years Ended December 31, 2007, 2006 and 2005

(a)	Reflects adjustments necessary to remove the consolidated results from businesses included in eSpeed’s operations that were transferred to Cantor upon completion of the merger. Pursuant to the terms of the merger agreement, the JSA and the administrative services agreement, dated as of December 15, 1999, by and among Cantor, BGC International, eSpeed, eSpeed Securities, Inc., eSpeed Markets, Inc. and eSpeed Securities International Limited, which we refer to as the “pre-merger administrative services agreement,” terminated upon the completion of the merger. The separation is described in more detail in the “Certain Relationships and Related Transactions—Separation Agreement” section of this prospectus. As a result of the separation, the Combined Company no longer recognizes revenue and expense from the Cantor Index and CO2e businesses. Additionally, certain employees who devoted a substantial portion of their time to Cantor became Cantor employees effective prior to completion of the merger. These adjustments reflect the termination of the JSA and the pre-merger administrative services agreement and the removal of operational historical revenues and expenses of the Cantor Index and CO2e businesses as well as the compensation and operational expenses of the employees transferred to Cantor as part of the merger.

(b)	To reflect North American fully electronic trading revenues. As part of the separation, Cantor transferred to BGC Partners all rights and obligations to receive revenue under this line of business. Under the JSA, which terminated upon the consummation of the merger, these rights included the recognition of fulfillment revenues; fees paid to eSpeed under revenue share arrangements; and costs required to settle and clear the transactions. The separation is described in more detail in the “Certain Relationships and Related Transactions—Separation Agreement” section of this prospectus. The adjustments include 35% recognition of fulfillment revenues (eSpeed recognizes 65%) and actual costs incurred by Cantor to support the business.

(c)	Reflects a net decrease in interest income and interest expense related to the separation and recapitalization transactions in connection with the merger. Per the separation agreement, as described in the “Certain Relationships and Related Transactions—Separation Agreement” section of this prospectus, the BGC Division’s then-existing notes from Cantor and debt obligations to Cantor were forgiven in exchange for interests in BGC Holdings. In connection with the separation, BGC U.S. assumed the liabilities of Cantor in respect of $150 million aggregate principal amount of Cantor’s senior notes. The BGC U.S. notes bear interest, payable semi-annually, at a rate of 5.19% per annum; provided, however, that this rate is increased by 0.25% per annum for any fiscal quarter during which the consolidated debt of the Company exceeds 55% but not 60% of its consolidated capitalization, as such terms are defined in the Combined Company guaranty. In addition, the interest rate increases by 0.50% per annum during any period in which any holder of a BGC U.S. note is required under applicable insurance regulations to post reserves with respect to the BGC U.S. notes greater than the reserve requirement, as such term is defined in the note purchase agreement, in effect immediately prior to March 31, 2008. Pursuant to the separation agreement, the Combined Company will make semi-annual payments to Cantor during the term of the BGC U.S. notes equal to the difference between 7.5% and the applicable interest rate of the BGC U.S. notes.

The three months ended March 31, 2008:

The retirement of existing indebtedness and the assumption of new long-term debt resulted in a net decrease in interest expense of $3.5 million. The details of the adjustment are as follows ($ in thousands):

Description	Amount
Elimination of recorded related party interest expense	$(5,425)
Assume three months of interest expense on the net long-term debt obligation ($150,000 at 5.19%)	1,946

Total interest expense reduction	$(3,479)

In connection with the Combined Company’s obligation to make payments on the differential between 7.5% and the applicable interest rate (assumed 5.19%) resulting in an intercompany charge of $0.9 million. The charge is calculated as follows ($ in thousands):

Principal amount of the note	$150,000
Difference between 7.5% and applicable interest rate of the note (assumed 5.19%)	2.31%

Total intercompany charge	$866

The year ended December 31, 2007:

The retirement of existing indebtedness and the assumption of new long-term debt resulted in a net decrease in interest expense of $17.4 million. The details of the adjustment are as follows ($ in thousands):

Description	Amount
Elimination of recorded related party interest expense	$(25,157)
Assume full year of interest expense on the net long-term debt obligation ($150.0 million at 5.19%)	7,785

Total interest expense reduction	$(17,372)

In connection with the Combined Company's obligation to make payments on the differential between 7.5% and the applicable interest rate (assumed 5.19%) resulting in an intercompany charge of $3.5 million. The charge is calculated as follows ($ in thousands):

Principal amount of the note	$150,000
Difference between 7.5% and applicable interest rate of the note (5.19%)	2.31%

Total intercompany charge	$3,465

(d)	Elimination of related party transactions between eSpeed and BGC Division and reclassification of certain revenue and expense items. The adjustments eliminate transactions that take both eSpeed and BGC Partners from stand-alone entities to one consolidated entity. The nature of each elimination and reclassification is described as follows:

For the three months ended March 31, 2008, $15.6 million of intercompany revenue between eSpeed and BGC Division was eliminated. The eliminated revenues were as follows:

(1)	$9.9 million of the elimination related to revenues previously recognized under the JSA, which terminated upon closing of the merger.

(2)	$4.9 million of the elimination related to software solutions services eSpeed provided to BGC Partners.

(3)	$0.8 million related to back office service BGC Partners provided eSpeed through its Tower Bridge service entity.

(4)	$3,000 of minority interest in Freedom International Brokerage that was recorded in BGC Division stand-alone financials as that minority interest related to eSpeed’s share of Freedom International Brokerage’s profits and is recorded in eSpeed’s historical financial statements.

Certain eSpeed revenue and expense lines will be reclassified into the Combined Company revenue and expense line items. These reclassifications are as follows:

(1)	$12.1 million of eSpeed transaction revenues were reclassified to commissions.

(2)	$8.1 million of software solutions fees with related parties and $0.5 million of fully electronic revenues from Freedom International Brokerage were reclassified to fees from related parties.

(3)	$2.1 million of software solutions and licensing fees from unrelated parties will be reclassified to software solutions.

(4)	$0.9 million of eSpeed other expenses which represent travel and entertainment expenses will be reclassified to Selling and promotion expense, which is where BGC records its travel and entertainment expense.

For the year ended December 31, 2007, $54.2 million of intercompany revenue between eSpeed and BGC Division was eliminated. The eliminated revenues were as follows:

(1)	$35.1 million of the elimination related to revenues previously recognized under the JSA, which terminated upon closing of the merger.

(2)	$14.8 million of the elimination related to software solutions services eSpeed provided to BGC Partners.

(3)	$4.3 million related to back office service BGC Partners provided eSpeed through its Tower Bridge service entity.

(4)	$21,000 of minority interest in Freedom International Brokerage that was recorded in BGC Division stand-alone financials as that minority interest related to eSpeed’s share of Freedom International Brokerage’s profits and is recorded in eSpeed’s historical financial statements.

Certain eSpeed revenue and expense lines will be reclassified into the Combined Company revenue and expense line items. These reclassifications are as follows:

(1)	$59.9 million of eSpeed transaction revenues were reclassified to commissions.

(2)	$12.0 million of software solutions fees with related parties and $0.8 million of fully electronic revenues from Freedom International Brokerage were reclassified to fees from related parties.

(3)	$11.0 million of software solutions and licensing fees from unrelated parties will be reclassified to software solutions.

(4)	$4.5 million of eSpeed other expenses which represent travel and entertainment expenses will be reclassified to Selling and promotion expense, which is where BGC records its travel and entertainment expense.

For the year ended December 31, 2006, $45.9 million of intercompany revenue between eSpeed and BGC Division was eliminated. The eliminated revenues were as follows:

(1)	$30.0 million of the elimination related to revenues previously recognized under the JSA, which terminated upon closing of the merger.

(2)	$10.7 million of the elimination related to software solutions services eSpeed provided to BGC Partners.

(3)	$5.2 million related to back office service BGC Partners provided eSpeed through its Tower Bridge service entity.

(4)	$11,000 of minority interest in Freedom International Brokerage that was recorded in BGC Division stand-alone financials as that minority interest related to eSpeed’s share of Freedom International Brokerage’s profits and is recorded in eSpeed’s historical financial statements.

Certain eSpeed revenue and expense lines will be reclassified into the Combined Company revenue and expense line items. These reclassifications are as follows:

(1)	$61.8 million of eSpeed transaction revenues were reclassified to commissions.

(2)	$11.0 million of software solutions fees with related parties and $0.3 million of fully electronic revenues from Freedom International Brokerage were reclassified to fees from related parties.

(3)	$17.0 million of software solutions and licensing fees from unrelated parties will be reclassified to software solutions.

(4)	$3.9 million of eSpeed other expenses which represent travel and entertainment expenses will be reclassified to selling and promotion expense, which is where BGC records its travel and entertainment expense.

For the year ended December 31, 2005, $40.6 million of intercompany revenue between eSpeed and BGC Division was eliminated. The eliminated revenues were as follows:

(1)	$24.9 million of the elimination related to revenues previously recognized under the JSA, which terminated upon closing of the merger.

(2)	$8.6 million of the elimination related to software solutions services eSpeed provided to BGC Partners.

(3)	$7.0 million related to back office service BGC Partners provided eSpeed through its Tower Bridge service entity.

(4)	$16,000 of minority interest in Freedom International Brokerage that was recorded in BGC Division stand-alone financials as that minority interest related to eSpeed’s share of Freedom International Brokerage’s profits and is recorded in eSpeed’s historical financial statements.

Certain eSpeed revenue and expense lines will be reclassified into the Combined Company revenue and expense line items. These reclassifications are as follows:

(1)	$69.8 million of eSpeed transaction revenues were reclassified to commissions.

(2)	$9.2 million of software solutions fees with related parties and $0.3 million of fully electronic revenues from Freedom International Brokerage were reclassified to fees from related parties.

(3)	$15.5 million of software solutions and licensing fees from unrelated parties will be reclassified to software solutions.

(4)	$4.4 million of eSpeed other expenses, which represent travel and entertainment expenses, will be reclassified to selling and promotion expense, which is where BGC records its travel and entertainment expense.

(e)	To reflect tax adjustments had the merger taken place at the beginning of the applicable period. Historically, certain U.S. entities included within the BGC Division were taxed as U.S. partnerships and were subject to the Unincorporated Business Tax (“UBT”) in the City of New York for which they record an income tax provision. Also, under applicable U.S. federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon his or her ownership interest. Each partner’s tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. Maxcor and eSpeed, Inc. and its subsidiaries are subject to U.S., state and local corporate income tax. In addition, the BGC Division’s and eSpeed’s foreign subsidiaries are taxed as corporations in their local jurisdictions.

From and after the consummation of the merger, BGC Holdings and its subsidiaries operate in the U.S. as partnerships and generally as corporate entities in non-U.S. jurisdictions. Accordingly, several BGC U.S. entities, including eSpeed’s U.S. and U.K. entities and ultimately Maxcor, will be subject to UBT and the non-U.S. entities will be subject to corporate income tax in jurisdictions in which they operate. In addition, the entity surviving the merger, BGC Partners, Inc., may be subject to additional entity level U.S., state and local corporate income taxes.

In calculating the pro forma income tax provision for the periods, the following assumptions were made:

•

The amount of eSpeed’s historical net income before taxes was adjusted in the separation from the Cantor column to remove the results from businesses recognized in eSpeed’s operating results that are no longer recognized upon completion of the merger. In addition, eSpeed was subject to foreign corporate income tax and UBT. Further, the eSpeed historical tax provision was adjusted for the tax rate differences due to the eSpeed and BGC Division eliminations.

•

The amount of BGC Division’s historical net income (loss) before taxes was adjusted in the separation from Cantor column to reflect the transfer of the North American fully electronic trading business from Cantor to BGC Division. This adjustment includes 35% recognition of fulfillment revenues and actual costs required to support the business. This adjustment was subject only to UBT. In addition, BGC Division historical net income (loss) before taxes was adjusted to reflect the decrease in interest expense related to the separation and recapitalization transactions in connection with the merger. This adjustment was $3.5 million for the three months ended March 31, 2008 and $17.4 million for the year ended December 31, 2007. This increase in income resulted in no additional income tax due to the utilization of net operating loss carry forwards. Further, the BGC Division historical tax provision or benefit was adjusted for the tax rate differences due to the eSpeed and BGC Division eliminations.

(f)

Adjustments to reflect net income (loss) allocations to the founding partners and Cantor. Allocation to founding partners will be treated as an additional compensation charge and allocations to Cantor will be treated as minority interest. When there is a net loss in a particular period, there is no allocation to founding partners, but rather the founding partners’ and Cantor’s ownership percentages are aggregated and a minority interest charge is calculated based on the combined ownership of the founding partners and Cantor indirectly in BGC U.S. and BGC Global. Previously, distributions to partners were accounted for as distributions of partners’ capital. Under Accounting Research Bulletin, which we refer to as “ARB,” No. 51: 14-4 “Minority Interest in a Subsidiary Owned by the Parent or Affiliate of a Reporting Entity,” which we refer to as “ARB 51,” Cantor’s interest in the Combined Company’s net income is treated as minority interest where its proportionate share of net income will be shown as a deduction in a single line item between the deduction for income taxes and income from continuing operations.

For the three months ended March 31, 2008, the Combined Company had a pro forma net loss prior to allocations of $46.5 million. The founding partners and Cantor’s combined ownership was 60.6%, resulting in a minority interest benefit of $28.2 million.

For the year ended December 31, 2007, the founding partners assumed ownership percentage was 24.0% and Cantor’s was 36.0%. Pro forma net income for the year ended December 31, 2007 was $44.9 million resulting in an additional compensation charge for the founding partners of $10.8 million and a minority interest charge for Cantor of $16.2 million.

(g)	To reflect weighted-average basic and fully diluted earnings per share for the Combined Company. Pro forma net income per common share was calculated by dividing pro forma net income available to common stockholders by the pro forma weighted-average shares outstanding as if the transactions contemplated by the merger agreement had occurred on January 1 for each of the years presented.

The adjustment to calculate pro forma weighted-average basic and diluted shares for the three months ended March 31, 2008 was as follows (in thousands):

	Public shares (other than Cantor shares)	Cantor Shares/Units	Founding Partners Units	Total
eSpeed shares pre-merger(1)
Basic shares pre-merger:
Shares of Class A common stock	29,292	1,785	—	31,077
Shares of Class B common stock	—	19,748	—	19,748

Total basic shares pre-merger	29,292	21,533	—	50,825

Dilutive securities pre-merger(2):
Stock options	—	—	—	—
RSUs	—	—	—	—

Total dilutives shares pre-merger	29,292	21,533	—	50,825

Combined Company shares post-merger

Basic shares post-merger:
Total basic shares pre-merger	29,292	21,533	—	50,825
Issuance of additional shares of Class A common stock(3)	—	21,969	—	21,969

Total basic shares post merger	29,292	43,502	—	72,794

Dilutive securities post-merger:
Stock options	—	—	—	—
RSUs	—	—	—	—
BGC Holdings units held by founding/working partners(4)(5)	—	—	44,821	44,821
BGC Holdings units held by Cantor(5)(6)	—	67,070	—	67,070
REUs held by REU partners	—	—	282	282

Total dilutives shares post-merger	29,292	110,572	45,103	184,967

(1)	Weighted-average share amount of 50.8 million shares was taken from eSpeed’s consolidated financial statements included elsewhere in this prospectus.
(2)	Common stock equivalents resulting from the assumed exercise of stock options are not included in eSpeed’s or the Combined Company’s diluted net loss per common share calculation for the three months ended March 31, 2008 because inclusion thereof would be antidilutive.
(3)	Reflects shares issued by the Combined Company to Cantor as consideration for Maxcor. A separate valuation was performed on Maxcor to determine the amount of shares to be issued in the merger. The above assumes these shares were outstanding for the entire three months ended March 31, 2008.
(4)	Cantor has provided all founding partners (other than Messrs. Amaitis and Lynn) with the right to immediately exchange 20% of their BGC Holdings founding partner interests for Combined Company Class A common stock, on a one-for-one basis (subject to customary anti-dilution adjustments), subject to applicable law. Cantor also provided certain additional exchange rights to Messrs. Amaitis and Lynn. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges”.
(5)	Data are as of April 1, 2008.
(6)	Reflects the issuance of 59.2 million of BGC Holdings units to Cantor. Each such unit is exchangeable with us into one share of our Class B common stock (or, at the option of Cantor or if there is an insufficient number of our authorized but unissued Class B common stock at the time of such exchange, one share of our Class A common stock). Also includes rights to receive distributions of 7.9 million shares of Class A common stock that were distributed to the founding partners by Cantor. For the purposes of calculating pro forma earnings per share, it is assumed these units were outstanding for the entire three months ended March 31, 2008.

The adjustment to calculate pro forma weighted-average basic and diluted shares for the year ended December 31, 2007 was as follows (in thousands):

	Public Shares (other than Cantor shares)	Cantor Shares/ Units	Founding Partners Units	Total
eSpeed shares pre-merger(1)
Basic shares pre-merger:
Shares of Class A common stock	28,828	1,140	—	29,968
Shares of Class B common stock	—	20,498	—	20,498

Total basic shares pre-merger	28,828	21,638	—	50,466

Dilutive securities pre-merger(2):
Stock options	—	—	—	—
RSUs	—	—	—	—

Total dilutive shares pre-merger	28,828	21,638	—	50,466

Combined Company shares post-merger

Basic shares post-merger:
Total basic shares pre-merger	28,828	21,638	—	50,466
Issuance of additional shares of Class A common stock and Class B common stock(3)	—	21,969	—	21,969

Total basic shares post merger	28,828	43,607	—	72,435

Dilutive securities post-merger:
Stock options(2)	934	—	—	934
RSUs(2)	222	—	—	222
BGC Holdings units held by Cantor(4)(5)	—	67,070	—	67,070
BGC Holdings units held by founding/working partners(5)(6)	—	—	44,821	44,821

Total dilutive shares post-merger	29,984	110,677	44,821	185,482

(1)	Weighted-average share amount of 50.5 million shares was taken from eSpeed’s consolidated financial statements included elsewhere in this prospectus.
(2)	Common stock equivalents resulting from the assumed exercise of stock options are not included in eSpeed’s diluted net loss per common share calculation for the year ended December 31, 2007 because inclusion thereof would be antidilutive.
(3)	Reflects shares issued by the Combined Company to Cantor as consideration for Maxcor. A separate valuation was performed on Maxcor to determine the amount of shares to be issued in the merger. The above assumes these shares were outstanding for the entire year ended December 31, 2007.
(4)	Reflects the issuance of 59.2 million of BGC Holdings units to Cantor. Each such unit is exchangeable with us into one share of our Class B common stock (or, at the option of Cantor or if there is an insufficient number of our authorized but unissued Class B common stock at the time of such exchange, one share of our Class A common stock). Also includes rights to receive distributions of 7.9 million shares of Class A common stock that were distributed to the founding partners by Cantor. For the purposes of calculating pro forma earnings per share, it is assumed these units were outstanding for the entire year ended December 31, 2007.
(5)	Data are as of April 1, 2008.
(6)	Cantor has provided all founding partners (other than Messrs. Amaitis and Lynn) with the right to immediately exchange 20% of their BGC Holdings founding partner interests for Combined Company Class A common stock, on a one-for-one basis (subject to customary anti-dilution adjustments), subject to applicable law. Cantor also provided certain additional exchange rights to Messrs. Amaitis and Lynn. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges.”

The adjustment to calculate pro forma weighted-average basic and diluted shares for the year ended December 31, 2006 was as follows (in thousands):

	Public Shares (other than Cantor shares)	Cantor Shares/ Units	Founding Partners Units	Total
eSpeed shares pre-merger(1)
Basic shares pre-merger:
Shares of Class A common stock	28,557	1,159	—	29,716
Shares of Class B common stock	—	20,498	—	20,498

Total basic shares pre-merger	28,557	21,657	—	50,214

Dilutive securities pre-merger:
Stock options	890	—	—	890
RSUs	154	—	—	154

Total dilutive shares pre-merger	29,601	21,657	—	51,258

Combined Company shares post-merger

Basic shares post-merger:
Total basic shares pre-merger	28,557	21,657	—	50,214
Issuance of additional Class A common stock and Class B common stock(2)	—	21,969	—	21,969

Total basic shares post merger	28,557	43,626	—	72,183

Dilutive securities post-merger:
Stock options(3)	—	—	—	—
RSUs(3)	—	—	—	—
BGC Holdings units held by Cantor(4)(5)	—	67,070	—	67,070
BGC Holdings units held by founding/working partners(5)(6)	—	—	44,821	44,821

Total dilutive shares post-merger	28,557	110,696	44,821	184,074

(1)	Weighted-average share amounts of 50.2 million basic shares and 51.3 million diluted shares were taken from eSpeed’s consolidated financial statements included elsewhere in this prospectus.
(2)	Reflects shares issued by the Combined Company to Cantor as consideration for Maxcor. A separate valuation was performed on Maxcor to determine the amount of shares to be issued in the merger. The above assumes these shares were outstanding for the entire year ended December 31, 2006.
(3)	Common stock equivalents resulting from the assumed exercise of stock options are not included in the pro forma Combined Company diluted net loss per common share calculation for the year ended December 31, 2006 because inclusion thereof would be antidilutive.
(4)	Reflects the issuance of 59.2 million of BGC Holdings units to Cantor. Each such unit is exchangeable with us into one share of our Class B common stock (or, at the option of Cantor or if there is an insufficient number of our authorized but unissued Class B common stock at the time of such exchange, one share of our Class A common stock). Also includes rights to receive distributions of 7.9 million shares of Class A common stock that were distributed to the founding partners by Cantor. For the purposes of calculating pro forma earnings per share, it is assumed these units were outstanding for the entire year ended December 31, 2006.
(5)	Data are as of April 1, 2008.
(6)	Cantor has provided all founding partners (other than Messrs. Amaitis and Lynn) with the right to immediately exchange 20% of their BGC Holdings founding partner interests for Combined Company Class A common stock, on a one-for-one basis (subject to customary anti-dilution adjustments), subject to applicable law. Cantor also provided certain additional exchange rights to Messrs. Amaitis and Lynn. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges.”

The adjustment to calculate pro forma weighted-average basic and diluted shares for the year ended December 31, 2005 was as follows (in thousands):

	Public Shares (other than Cantor shares)	Cantor Shares/ Units	Founding Partners Units	Total
eSpeed shares pre-merger(1)
Basic shares pre-merger:
Shares of Class A common stock	28,285	925	—	29,210
Shares of Class B common stock	—	22,139	—	22,139

Total basic shares pre-merger	28,285	23,064	—	51,349

Dilutive securities pre-merger:
Stock options	605	—	—	605
RSUs	112	—	—	112

Total dilutive shares pre-merger	29,002	23,064	—	52,066

Combined Company shares post-merger

Basic shares post-merger:
Total basic shares pre-merger	28,285	23,064	—	51,349
Issuance of additional Class A common stock and Class B common stock(2)	—	21,969	—	21,969

Total basic shares post-merger	28,285	45,033	—	73,318

Dilutive securities post-merger:
Stock options(3)	—	—	—	—
RSUs(3)	—	—	—	—
BGC Holdings units held by Cantor(4)(5)	—	67,070	—	67,070
BGC Holdings units held by founding/working partners(5)(6)	—	—	44,821	44,821

Total dilutive shares post-merger	28,285	112,103	44,821	185,209

(1)	Weighted-average share amounts of 51.3 million basic shares and 52.1 million diluted shares were taken from eSpeed’s consolidated financial statements included elsewhere in this prospectus.
(2)	Reflects shares issued by the Combined Company to Cantor as consideration for Maxcor. A separate valuation was performed on Maxcor to determine the amount of shares to be issued in the merger. The above assumes these shares were outstanding for the entire year ended December 31, 2005.
(3)	Common stock equivalents resulting from the assumed exercise of stock options are not included in the pro forma Combined Company diluted net loss per common share calculation for the year ended December 31, 2005 because inclusion thereof would be antidilutive.
(4)	Reflects the issuance of 59.2 million of BGC Holdings units to Cantor. Each such unit is exchangeable with us into one share of our Class B common stock (or, at the option of Cantor or if there is an insufficient number of our authorized but unissued Class B common stock at the time of such exchange, one share of our Class A common stock). Also includes rights to receive distributions of 7.9 million shares of Class A common stock that were distributed to the founding partners by Cantor. For the purposes of calculating pro forma earnings per share, it is assumed these units were outstanding for the entire year ended December 31, 2005.
(5)	Data are as of April 1, 2008.
(6)	Cantor has provided all founding partners (other than Messrs. Amaitis and Lynn) with the right to immediately exchange 20% of their BGC Holdings founding partner interests for Combined Company Class A common stock, on a one-for-one basis (subject to customary anti-dilution adjustments), subject to applicable law. Cantor also provided certain additional exchange rights to Messrs. Amaitis and Lynn. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges.”

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2008

(in thousands)

	eSpeed	BGC Division	BGC Partners, Inc.
	Historical eSpeed	Historical BGC Division	eSpeed and BGC Divison Eliminations		Capitalization (d)	Mandatorily Redeemable Interest/ Minority Interest (e)	Pro Forma BGC Partners, Inc.
Assets
Cash and cash equivalents	$17,555	$201,378	$—		$—	$—	$218,933
Cash segregated under regulatory requirements	—	2,220	—		—	—	2,220
Loan receivable from related party	115,000	—	(115,000	)(a)	—	—	—
Securities purchased under agreements to resell	1,240	361,196	—		—	—	362,436
Securities owned	2,267	32,803	—		—	—	35,070
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	—	189,966	—		—	—	189,966
Accrued commissions receivable	—	177,370	—		—	—	177,370
Forgivable and other loans receivable from employees and partners	—	68,880	—		—	—	68,880
Fixed assets, net	60,627	72,265	—		—	—	132,892
Investments	26,944	9,931	(7,066	)(b)	—	—	29,809
Goodwill	12,184	55,642	—		—	—	67,826
Other intangible assets, net	5,523	9,588	—		—	—	15,111
Receivable from related parties	40,395	2,884	(22,967	)(c)	—	—	20,312
Other assets	19,242	45,780	—		—	—	65,022

Total assets	$300,977	$1,229,903	$(145,033)		$—	$—	$1,385,847

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2008

(in thousands)

	eSpeed	BGC Division	BGC Partners, Inc.
	Historical eSpeed	Historical BGC Division	eSpeed and BGC Division Eliminations		Capitalization (d)	Mandatorily Redeemable Interest/ Minority Interest (e)	Pro Forma BGC Partners, Inc.
Liabilities, Minority Interest, Net Assets and Stockholders’ Equity
Liabilities:
Accrued compensation	$—	$107,243	$—		$—	$—	$107,243
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers	—	403,866	—		—	—	403,866
Payable to related parties	11,838	116,417	(22,967	)(c)	—	—	105,288
Short-term borrowings with related parties	—	115,000	(115,000	)(a)	—	—	—
Long-term debt	—	150,000	—		—	—	150,000
Accounts payable and accrued liabilities	35,340	180,804	—		—	—	216,144
Deferred revenue	18,674	—	—		—	—	18,674

Total liabilities	65,852	1,073,330	(137,967)		—	—	1,001,215
Commitments, contingencies and guarantees	—	—	—		—	—	—
Mandatorily redeemable partnership interest	—	—	—		—	94,112	94,112
Minority interest	—	10,073	(7,066	)(b)	—	136,096	139,103

Net assets	—	146,500	—		(146,500)	—	—

BGC PARTNERS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2008

(in thousands)

	eSpeed	BGC Division	BGC Partners, Inc.
	Historical eSpeed	Historical BGC Division	eSpeed and BGC Division Eliminations	Capitalization (d)	Mandatorily Redeemable Interest/ Minority Interest (e)	Pro Forma BGC Partners, Inc.
Stockholders’ equity:
Class A common stock, par value $0.01 per share; 200,000 shares authorized; 36,796 shares issued and 30,294 outstanding at March 31, 2008	380	—	—	—	—	380
Issuance of Class A common stock in connection with inclusion of BGC Financial, Inc. (Maxcor) in the merger, par value $0.01 per share; 9,619 shares outstanding at March 31, 2008 on a pro forma basis	—	—	—	96	—	96
Class B common stock, par value $0.01 per share; 100,000 shares authorized; 19,498 shares issued and outstanding at March 31, 2008 convertible to Class A common stock	195	—	—	—	—	195
Issuance of Class B common stock in connection with inclusion of BGC Financial, Inc. (Maxcor) in the merger, par value $0.01 per share; 12,350 shares outstanding at March 31, 2008 on a pro forma basis	—	—	—	124	—	124
Issuance of 111,891 holding units at March 31, 2008; convertible to shares of Class A and Class B common stock, par value $0.01 per share.	—	—	—	1,119	(1,119)	—
Additional paid-in capital	314,955	—	—	145,161	(229,089)	231,027
Treasury stock, at cost; 6,502 shares of Class A common stock at March 31, 2008	(62,597)	—	—	—	—	(62,597)
Accumulated deficit	(17,808)	—	—	—	—	(17,808)

Total stockholders’ equity	235,125	—	—	146,500	(230,208)	151,417
Total net assets and stockholders’ equity	235,125	146,500	—	—	(230,208)	151,417

Total liabilities, minority interest, stockholders’ equity, and net assets	$300,977	$1,229,903	$(145,033)	$—	$—	$1,385,847

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition

Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition — As of March 31, 2008

(a)	To reflect the elimination of the $115.0 million pre-contribution loan from eSpeed to BGC Holdings in connection with the separation. Pursuant to the merger agreement, at Cantor’s request, eSpeed funded the pre-contribution loan on or prior to the closing date of the separation. Prior to Cantor’s contribution of assets, BGC Holdings borrowed $115.0 million from eSpeed, which was repaid in full on April 4, 2008.

(b)	To reflect the elimination of BGC Partners’ minority interest in Freedom. As part of a global reorganization, Cantor’s share in Freedom was transferred to the BGC Division. The BGC Division consolidates Freedom and recognizes minority interest for eSpeed’s share of Freedom International Brokerage. As a result of the merger, Freedom minority interest in the amount of $7.1 million recorded on BGC Partners’ books was eliminated against the investment recorded on eSpeed’s books.

(c)	To reflect the elimination of intercompany receivables and payables balance of $23.0 million between the BGC Division and eSpeed assuming the merger closed at March 31, 2008. At March 31, 2008, eSpeed had a receivable balance from and a payable balance to the BGC Division of $18.0 million and $5.0 million, respectively.

(d)	To reflect the Combined Company’s issuance of additional Combined Company common stock and BGC Holdings limited partnership interests in connection with the merger. In the merger, a total of 133.9 million shares of Combined Company common stock and rights to acquire shares of Combined Company common stock were issued in connection with the merger. These shares include 9.6 million shares of Class A common stock and 12.4 million shares of Class B common stock associated with the direct contribution of Maxcor to the Combined Company and an additional 100 shares of Class B common stock. The remaining 111.9 million shares of the Combined Company common stock and rights to receive Combined Company common stock are in the form of BGC Holdings limited partnership interests. These BGC Holdings limited partnership interests are held by Cantor and the founding partners. As of March 31, 2008, Cantor holds 67.1 million BGC Holdings limited partnership interests. These interests are exchangeable into our Class A common stock or our Class B common stock on a one-for-one basis (subject to customary anti-dilution adjustments), subject to applicable law. As of March 31, 2008, the founding partners hold 44.8 million BGC Holdings limited partnership interests. These interests are not exchangeable by the partners unless Cantor provides that they are exchangeable into Combined Company Class A common stock. Cantor has provided all founding partners (other than Messrs. Amaitis and Lynn) with the right to immediately exchange 20% of their BGC Holdings founding partner interests for Combined Company Class A common stock, on a one-for-one basis (subject to customary anti-dilution adjustments), subject to applicable law. Cantor also provided certain additional exchange rights to Messrs. Amaitis and Lynn (see “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges”).

The adjustment assumes taking the net assets in BGC Division and converting to equivalent stockholders’ equity in the Combined Company. The shares and units are valued at $0.01 per share/unit. The remaining difference is allocated to additional-paid-in capital.

(e)	To reflect an adjustment to record projected capital interest due to the BGC Holdings founding/working partners and Cantor’s minority interest allocation of $94.1 million and $136.1 million, respectively as of March 31, 2008. The capital interest due to the BGC Holdings founding/working partners was reclassified in the merger from stockholders’ equity to a separate liability line on the statement of financial condition called mandatorily redeemable partnership interest and the Cantor minority interest was also reclassified from stockholders’ equity and recorded as minority interest on the consolidated balance sheet.

The mandatorily redeemable partnership interest adjustment is based on the adjusted partner capital balance as of March 31, 2008, adjusted for any pro forma redemptions and/or adjustments in connection with the separation and merger. Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which we refer to as “SFAS 150,” a “mandatorily redeemable financial instrument” is any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur. For example, an equity share that is required to be redeemed by the issuer upon the death of the holder would be classified as a liability under SFAS 150. The capital interest of the founding partners are redeemable to the partners upon termination and bankruptcy from the partnership; therefore, under SFAS 150, that interest should be classified as mandatorily redeemable partnership interest.

The minority interest adjustment is based on the 67.1 million BGC Holdings limited partnership interests held by Cantor after the merger. This interest represents Cantor’s proportionate share of outstanding BGC Holdings partnership interests. Under ARB 51, the Combined Company will record Cantor’s interest in a manner similar to a traditional minority interest based on Cantor’s assumed ownership percentage. The interest held by Cantor are presented as a component of minority interest between the Combined Company’s liabilities and equity.

BGC PARTNERS, INC.’S SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected supplemental consolidated financial data for BGC Partners for the periods and at the dates indicated. The selected supplemental financial data set forth below as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 have been derived from BGC Partners’ unaudited interim supplemental condensed consolidated financial statements for such periods included elsewhere in this prospectus, which include all adjustments (of a normal recurring nature) that in management’s opinion are necessary for a fair presentation of financial position and results of operations as of those dates and for those periods. The selected supplemental consolidated financial data set forth below as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from BGC Partners’ audited supplemental consolidated financial statements which are included elsewhere in this prospectus. The selected supplemental consolidated financial data set forth below as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from BGC Partners’ unaudited supplemental consolidated financial statements, which are not included in this prospectus.

Historical operating data may not be indicative of future performance. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. This selected historical supplemental consolidated financial data should be read in conjunction with the “BGC Partners, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BGC Partners’ supplemental consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in thousands, except for per share data)
Supplemental Consolidated Statement of Operations Data:
Revenues:
Commissions	$254,031	$190,104	$802,956	$599,486	$446,378	$311,787	$273,605
Principal transactions	51,896	53,010	205,049	134,939	119,586	125,272	121,680

Total brokerage revenues	305,927	243,114	1,008,005	734,425	565,964	437,059	395,285
Fees from related parties	20,913	10,893	53,809	28,638	15,244	11,073	8,227
Market data	5,544	4,373	18,981	17,409	16,283	14,307	10,825
Software solutions	2,083	3,564	10,983	16,981	15,534	13,418	9,125
Interest income	3,853	9,067	22,968	31,086	15,208	4,500	4,077
Other revenues	586	2,065	2,895	26,203	5,155	10,331	25,206

Total revenues	338,906	273,076	1,117,641	854,742	633,388	490,688	452,745
Expenses:
Compensation and employee benefits(1)(2)	274,545	158,707	649,507	560,016	434,862	232,028	188,301
Other expenses	104,170	92,841	425,460	391,934	282,356	183,355	138,488

Total expenses	378,715	251,548	1,074,967	951,950	717,218	415,383	326,789
(Loss) income from continuing operations before minority interest and income taxes	(39,809)	21,528	42,674	(97,208)	(83,830)	75,305	125,956
Minority interest	654	155	2,352	—	—	—	—
Provision (benefit) for income taxes	8,070	2,332	9,320	(1,547)	(9,267)	16,036	27,263

(Loss) income from continuing operations	(48,533)	19,041	31,002	(95,661)	(74,563)	59,269	98,693
Loss from discontinued operations, net of tax	—	—	—	(650)	(117)	—	—
Cumulative effect of a change in accounting principle	—	—	—	(10,080)	—	—	—

Net (loss) income	$(48,533)	$19,041	$31,002	$(106,391)	$(74,680)	$59,269	$98,693

Per share data:
Net (loss) income	$(48,533)	$19,041	$31,002	$(106,391)	$(74,680)	$59,269	$98,693
Basic (loss) earnings per share	$(0.26)	$0.10	$0.17	$(0.58)	$(0.40)	$0.31	$0.52

Diluted (loss) earnings per share	$(0.26)	$0.10	$0.17	$(0.58)	$(0.40)	$0.31	$0.52

Basic weighted-average shares of common stock outstanding	184,967	184,283	184,326	184,074	185,209	188,838	189,205

Diluted weighted-average shares of common stock outstanding	184,967	185,301	185,482	184,074	185,209	190,178	191,359

	As of March 31,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(in thousands)
Supplemental Consolidated Statement of Financial Condition Data:
Cash and cash equivalents	$218,933	$277,299	$130,888	$164,437	$39,099	$72,735
Total assets	$1,503,146	$1,377,629	$1,497,624	$1,233,043	$823,785	$556,200
Long-term debt	$150,000	$196,818	$248,896	$154,318	$—	$—
Total liabilities	$1,001,215	$905,952	$1,072,764	$744,318	$381,293	$135,854
Total stockholders’ equity	$498,924	$469,325	$424,860	$488,725	$442,492	$420,346

(1)	As a result of adopting SFAS No. 123R, which we refer to as “SFAS 123R,” on January 1, 2006, the Combined Company incurred a non-cash expense of $10.1 million in the first quarter of 2006 in conjunction with the fair value of the liability incurred by Cantor for the grant units that were held by BGC employees.
(2)	Includes $84.1 million of non-cash, one-time merger related compensation charges.

BGC DIVISION’S SELECTED COMBINED FINANCIAL DATA

The following table sets forth selected combined financial data for the BGC Division for the periods and at the dates indicated. The selected combined financial data set forth below as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 have been derived from BGC Division’s unaudited interim condensed combined financial statements for such periods included elsewhere in this prospectus, which include all adjustments (of a normal recurring nature) that in management’s opinion are necessary for a fair presentation of financial position and results of operations as of those dates and for those periods. The selected combined financial data set forth below as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from BGC Division’s audited combined financial statements which are included elsewhere in this prospectus. The selected combined financial data set forth below as of December 31, 2005 has been derived from the BGC Division’s audited combined financial statements, which are not included in this prospectus. The selected combined financial data set forth below as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from BGC Division’s unaudited combined financial statements, which are not included in this prospectus.

Historical operating data may not be indicative of future performance. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. This selected combined financial data should be read in conjunction with BGC Division’s Combined Financial Statements and the accompanying Notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in thousands)
Combined Statement of Operations Data:

Revenues:
Commissions	$236,417	$166,964	$715,064	$512,075	$343,327	$165,410	$123,811
Principal transactions	51,896	53,010	205,049	134,939	119,586	125,272	121,680

Total brokerage revenues	288,313	219,974	920,113	647,014	462,913	290,682	245,491

Fees from related parties	13,073	8,878	45,390	22,498	13,059	11,501	8,389
Market data	5,544	4,373	18,981	17,409	16,283	14,307	10,825
Interest income	2,210	6,594	13,195	21,545	9,048	1,055	1,769
Other revenues	589	2,072	2,916	19,614	2,432	10,276	25,223

Total revenues	309,729	241,891	1,000,595	728,080	503,735	327,821	291,697

Expenses:
Compensation and employee benefits	260,289	146,250	580,804	510,893	386,752	193,405	154,075
Other expenses	91,874	79,773	354,458	331,685	220,567	130,770	95,173

Total expenses	352,163	226,023	935,262	842,578	607,319	324,175	249,248
(Loss) income from continuing operations before minority interest and income taxes	(42,434)	15,868	65,333	(114,498)	(103,584)	3,646	42,449
Minority interest	657	162	2,373	11	(16)	(54)	17
Provision (benefit) for income taxes	7,947	2,177	14,691	(1,843)	(7,634)	2,577	13,871

(Loss) income from continuing operations	(51,038)	13,529	48,269	(112,666)	(95,934)	1,123	28,561
Loss from discontinued operations, net of tax	—	—	—	(650)	(117)	—	—
Cumulative effect of a change in accounting principle (1)	—	—	—	(10,080)	—	—	—

Net (loss) income	$(51,038)	$13,529	$48,269	$(123,396)	$(96,051)	$1,123	$28,561

	As of March 31,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(in thousands)
Combined Statement of Financial Condition Data:
Cash and cash equivalents	$201,378	$239,248	$109,050	$127,367	$19,215	$17,417
Total assets	$1,229,903	$1,001,685	$1,117,866	$875,059	$454,409	$232,052
Long-term debt	$150,000	$196,818	$248,896	$154,318	$—	$—
Total liabilities	$1,073,330	$871,154	$1,038,150	$709,803	$340,153	$110,047
Net assets	$146,500	$121,115	$72,673	$158,224	$107,208	$114,902

(1)	As a result of adopting SFAS 123R on January 1, 2006, the BGC Division incurred a non-cash expense of $10.1 million in the first quarter of 2006 in conjunction with the fair value of the liability incurred by Cantor for the grant units that were held by BGC Division employees.

eSPEED’S SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for eSpeed for the periods and at the dates indicated. The selected consolidated financial data set forth below as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 have been derived from eSpeed’s unaudited interim condensed consolidated financial statements for such periods included elsewhere in this prospectus, which include all adjustments of a normal recurring nature that in management’s opinion are necessary for a fair presentation of financial position and results of operations as of those dates and for those periods. The selected consolidated financial statements set forth below as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from eSpeed’s audited consolidated financial statements which are included elsewhere in this prospectus. The selected financial data set forth below as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2005, 2004 and 2003 has been derived from the eSpeed audited consolidated financial statements, which are not included in this prospectus.

Historical operating data may not be indicative of future performance. This selected consolidated financial data should be read in conjunction with “eSpeed’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and eSpeed’s Consolidated Financial Statements and the accompanying Notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in thousands, except for per share data)
Consolidated Statement of Operations Data:
Revenues:
Total revenues	$40,726	$41,634	$159,215	$164,683	$151,834	$165,299	$155,815
Expenses:
Compensation and employee benefits(1)	14,256	14,166	73,218	52,765	50,633	40,671	36,114
Occupancy and equipment:
Amortization of software development costs and other intangibles	4,190	5,525	20,331	23,811	20,093	16,310	12,906
Other occupancy and equipment	10,091	9,377	37,067	37,280	30,678	25,202	23,733
Professional and consulting fees(2)	2,187	2,895	17,361	9,464	8,788	5,594	3,519
Provision for loss contingency(3)	—	—	3,500	—	—	—	—
Impairment of long-lived assets	—	—	4,757	1,861	2,386	6,268	—
Communications and client networks	2,840	2,103	9,117	8,101	8,157	6,487	6,714
Marketing	—	226	918	852	1,596	1,442	1,454
Administrative fees to related parties	3,445	3,521	13,824	12,598	13,938	13,228	10,442
Amortization of business partner and non-employee securities	—	—	—	19	318	856	2,167
Acquisition-related costs(4)	—	—	6,641	2,026	3,327	—	—
Other expenses(5)	4,227	2,439	11,246	8,289	9,896	8,219	6,334

Total operating expenses	41,236	40,252	197,980	157,066	149,810	124,277	103,383

(Loss) income before income taxes	(510)	1,382	(38,765)	7,617	2,024	41,022	52,432
(Benefit) provision for income taxes	(55)	546	(6,267)	2,965	490	16,036	16,059

Net (loss) income	$(455)	$836	$(32,498)	$4,652	$1,534	$24,986	$36,372

Per share data:
Basic (loss) earnings per share	$(0.01)	$0.02	$(0.64)	$0.09	$0.03	$0.45	$0.66

Diluted (loss) earnings per share	$(0.01)	$0.02	$(0.64)	$0.09	$0.03	$0.44	$0.63

Basic weighted-average shares of common stock outstanding	50,825	50,423	50,466	50,214	51,349	54,978	55,345

Diluted weighted-average shares of common stock outstanding	50,825	51,441	50,466	51,258	52,066	56,318	57,499

	As of March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
	(in thousands)
Consolidated Statement of Financial Condition Data:
Cash and cash equivalents	$18,795	$97,857	$187,847	$178,435	$209,688	$228,500
Total assets	$300,977	$283,972	$293,073	$280,934	$310,092	$297,602
Total liabilities	$65,852	$50,101	$39,994	$37,188	$41,726	$26,901
Total stockholders’ equity	$235,125	$233,871	$253,079	$243,746	$268,366	$270,701

(1)	Compensation costs for 2007 were $73.2 million compared with $52.8 million for 2006. The $20.4 million or 38.6% increase in compensation costs resulted from higher salaries and benefits, headcount growth, severance payments and the expense related to the acceleration of unvested, and the granting of fully vested, stock options and restricted stock units.

(2)	Professional and consulting fees were $17.4 million for 2007 compared with $9.5 million for 2006, an increase of $7.9 million, or 83.2%. The increase was primarily the result of on-going litigation costs as well as increased consulting and audit expenses.

(3)	On October 10, 2007, a jury rendered a verdict that eSpeed and ECCO willfully infringed the patents in suit, and eSpeed did not invalidate the patents. As such, we have accrued a loss contingency of $3.5 million for 2007. For more information, see Note 8, Commitment and Contingencies, of eSpeed’s Consolidated Financial Statements.

(4)	During 2007, we recorded $6.6 million of acquisition-related costs, which were primarily related to the merger, an increase of $4.6 million, compared with $2.0 million of acquisition-related costs we recorded in 2006. These costs primarily included legal, advisory and other related expenses.

(5)	Other expenses consist primarily of insurance costs, recruiting, travel, net losses from our equity investments, promotional and entertainment expenditures. For 2007, other expenses were $11.2 million, an increase of $2.9 million, or 34.9%, compared with other expenses of $8.3 million for the comparable period in 2006. This increase was primarily due to higher recruiting fees and equity losses in Aqua.

BGC PARTNERS, INC.’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis relates to BGC Partners and should be read in conjunction with the BGC Partners, Inc.’s supplemental consolidated financial statements and related notes included elsewhere in this prospectus, as well as with the unaudited pro forma consolidated financial information contained in the “Unaudited Pro Forma Consolidated Financial Data” section of this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, see “Special Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statements. In addition, certain of the descriptions of BGC Partners’ supplemental consolidated operating and financial measures may not be directly comparable to similar classifications used by other companies.

For purposes of this section of the prospectus, references to “BGC Partners” refer to BGC Partners, Inc. (as defined in Note 1 to BGC Partners, Inc. Supplemental Consolidated Financial Statements for the three months ended March 31, 2008 and the years ended December 31, 2007, 2006 and 2005, included elsewhere in this prospectus).

Overview

BGC Partners is a leading global inter-dealer broker specializing in the brokering of a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. BGC Partners provides a full range of services, including execution, clearing, processing and other back office services. Through its eSpeed and BGCantor Market Data brands, BGC Partners also offers financial technology solutions and market data and analytics related to select financial instruments and markets. BGC Partners’ customers include many of the world’s largest and most creditworthy banks, broker-dealers, investment banks and investment firms. BGC Partners’ integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, screen-assisted, voice-assisted or, where available, fully electronic brokerage services in connection with transactions executed either OTC or through an exchange. BGC Partners has offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Nyon, Paris, Seoul, Singapore, Sydney, Tokyo and Toronto.

Prior to the events of September 11, 2001, BGC Partners’ brokerage business was widely recognized as one of the leading full-service wholesale inter-dealer brokers in the world. After September 11, 2001 and the loss of the majority of its U.S.-based employees, its brokerage business operated primarily in Europe. In August 2004, Cantor announced the restructuring of its inter-dealer brokerage business, renaming it “BGC,” in honor of B. Gerald Cantor, Cantor’s co-founder and a pioneer in screen brokerage services and fixed income market data products. Over the past three years, BGC Partners has re-established its U.S. presence and has continued to expand its global presence through the acquisition and integration of established brokerage companies and the hiring of experienced brokers. Through these actions, BGC Partners has been able to expand its presence in key markets and position its business for sustained growth.

In May 2005, BGC Partners acquired Euro Brokers for approximately $97.3 million. With this acquisition, BGC Partners re-established its presence in the United States and added approximately 325 brokers worldwide. In September 2005, BGC Partners completed its acquisition of ETC Pollak, an inter-dealer broker based in Paris, for approximately $13.1 million, adding approximately 70 brokers.

In November 2006, BGC Partners acquired Aurel Leven for $18.2 million. Aurel Leven is an independent inter-dealer broker in Paris, active in the equities, equity derivatives and fixed income markets. This acquisition added scale to BGC Partners’ equity derivatives franchise and expanded its reach into Europe, adding approximately 75 brokers. In December 2006, BGC Partners acquired AS Menkul, an established broker in Turkey, for $1.6 million. AS Menkul is a member of the Istanbul Stock Exchange and, as such, has direct access to the Turkish equities market and the Turkish electronic bond market.

In December 2007, BGC Partners and 11 other leading financial institutions announced the establishment of a fully electronic futures exchange, ELX. BGC Partners, through a subsidiary, will hold approximately a 25% interest in the exchange’s operating limited partnership, ELX Futures, L.P., which we refer to as “ELX LP,” and its holding company general partner, ELX Futures Holdings LLC, which we refer to as “ELX LLC.”

In March 2008, BGC Partners acquired Radix for $10.0 million. Radix is an OTC energy broker based in Singapore. This acquisition will enable BGC Partners to offer its clients voice and electronic brokerage services in the world’s energy markets for the first time, with products including crude oil, fuel oil, naptha and middle distillates.

Additionally, BGC Partners has also added departments and staff to many product desks globally to facilitate growth in its business. Through these actions, BGC Partners has been able to expand its presence in key markets and position its business for sustained growth.

The Merger

On April 1, 2008, the merger of BGC Partners and eSpeed was completed. eSpeed is a leader in developing and deploying electronic marketplaces and related trading technology that offers traders access to some of the most liquid, efficient and neutral financial markets in the world. eSpeed is an innovator in its core electronic marketplaces, the government bond markets of the world. The merger combined eSpeed’s electronic marketplaces and related electronic trading technology expertise in the government bond and its other markets with BGC Partners’ inter-dealer brokerage businesses. Management believes this combination will position BGC Partners as one of the few inter-dealer brokers with hybrid capabilities and technology thus allowing them to offer superior execution to its clients and drive higher trading volumes. Prior to the merger, BGC Partners and eSpeed had a strong relationship through the JSA under which revenue for certain services were shared. Management believes that the merger will help drive efficiencies and align the interests of both firms so that they can better focus eSpeed’s technology on supporting BGC Partners’ brokerage services.

Business Environment

Over the past several years, the inter-dealer broker sector has been a competitive sector that has experienced robust growth due to several factors. One factor is the increasing use of derivatives to manage risk or to take advantage of the anticipated direction of a market by allowing holders to guard against gains or losses in the price of underlying assets without having to buy or sell the underlying assets. Derivatives are often used to mitigate the risks associated with interest rate movements, equity ownership, changes in the value of foreign currency, credit defaults by corporate and sovereign debtors and changes in the prices of commodity products. Demand from financial institutions, financial services intermediaries and large corporations have increased volumes in the wholesale derivatives market, thereby increasing the business opportunity for inter-dealer brokers.

Another key factor in the growth of the inter-dealer broker sector has been the increase in the number of new products. As market participants and their customers strive to mitigate risk, new types of equity and fixed income securities, futures, options and other financial instruments are developed. These new securities and derivatives are not immediately ready for more liquid and standardized electronic markets, and generally increase the need for trading and require broker-assisted execution.

Finally, the heightened levels of volatility in commodity, currency, interest rate, equity and credit markets have led to continued demand for hedging and risk mitigation by market participants, which, in turn, has led to growth in commodity, equity, interest rate and credit derivatives and currency options markets. We believe this additional volatility, the increasing utilization of derivatives and the continual development of new products, among other factors, will continue to drive growth in the industry for the foreseeable future.

BGC Partners has invested significantly to capitalize on the current business environment through acquisitions, technology spending and the hiring of new brokers. The business climate for these acquisitions has been competitive and it is expected that these conditions will persist for the foreseeable future. BGC Partners has been able to attract businesses and brokers to its platform as it believes they recognize that BGC Partners has the scale, technology, experience and expertise to succeed in the current business environment.

Financial Overview

Revenues

BGC Partners’ revenues are derived primarily from brokerage commissions charged for either agency or matched principal transactions, fees charged for market data and analytics products, software solutions, fees from related parties and interest income.

Brokerage

BGC Partners earns revenues from inter-dealer voice brokerage services on both an agency and matched principal basis. In agency transactions, BGC Partners charges a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, BGC Partners identifies the buyer and seller to each other and leaves them to settle the trade directly. Principal transaction revenues are primarily derived from matched principal transactions whereby revenues are earned on the spread between the buy and the sell price of the brokered security, commodity or derivative. Customers either see the buy or sell price on a screen or are given this information over the phone. The brokerage fee is then added to the buy or sell price, which represents the spread BGC Partners earns as principal transactions revenues. On a limited basis, BGC Partners enters into unmatched principal transactions to facilitate a customer’s execution needs for transactions initiated by such customers, or for the purpose of proprietary trading. BGC Partners also provides market data products for selected financial institutions. BGC Partners earns revenues from selling these products with subscription fees and fees from customized one-time sales.

BGC Partners offer our services in four broad product categories: rates, credit, foreign exchange and other asset classes. The chart below details brokerage revenues by product category and by voice versus fully electronic ($ in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
Brokerage revenue by product (dollars):
Rates	$155,080	$139,511	$568,346	$465,747	$358,532
Credit	84,388	51,862	227,990	167,728	116,976
Foreign exchange	37,844	33,047	128,935	84,063	62,574
Other asset classes	28,615	18,694	82,734	16,887	27,882

Total brokerage revenues	$305,927	$243,114	$1,008,005	$734,425	$565,964

Brokerage revenue by product (percentage):
Rates	50.7%	57.4%	56.4%	63.4%	63.3%
Credit	27.6	21.3	22.6	22.8	20.7
Foreign exchange	12.4	13.6	12.8	11.4	11.1
Other asset classes	9.3	7.7	8.2	2.4	4.9

Total brokerage revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Brokerage revenue by voice/hybrid and fully electronic (dollars):
Voice/hybrid	$287,862	$218,862	$915,840	$643,924	$464,225
Fully electronic	18,065	24,252	92,165	90,501	101,739

Total brokerage revenues	$305,927	$243,114	$1,008,005	$734,425	$565,964

Brokerage revenue by voice/hybrid and fully electronic (percentage):
Voice/hybrid	94.1%	90.0%	90.9%	87.7%	82.0%
Fully electronic	5.9	10.0	9.1	12.3	18.0

Total brokerage revenues	100.0%	100.0%	100.0%	100.0%	100.0%

As the above table indicates, BGC Partners’ brokerage operations in the rates product category produces a significant percentage of its total brokerage revenues. BGC Partners expects that revenues from rates product brokerage operations will continue to increase in absolute terms, but decline as a percentage of revenues as BGC Partners continues to invest in expanding in other asset classes such as credit derivatives, foreign exchange, energy, commodities and equity-related products. BGC Partners’ brokerage revenue growth over the past three years was driven by synergies arising from the integration of prior acquisitions and expansions, BGC Partners’ broad product knowledge, and new product offerings. These factors have enabled BGC Partners to provide its client base with robust services across global markets. This environment has resulted in significant growth in its rates, credit and foreign exchange products.

BGC Partners’ position as a leading broker is enhanced by its hybrid brokerage platform. BGC Partners believes that the more complex, less liquid markets on which it focuses often require significant amounts of personal and attentive service from its brokers. In more mature markets, BGC Partners offers electronic trading capabilities to its customers through its eSpeed branded platform. BGC Partners’ hybrid platform allows its customers to trade on a voice, screen-assisted, voice-assisted or, where available, fully electronic basis, regardless of whether the trade is OTC or exchange-based, and to benefit from the experience and market intelligence of its worldwide brokerage network. BGC Partners’ electronic capabilities include clearing, settlement and other back office services as well as straight-through processing for its customers across several products. Furthermore, BGC Partners participates in the operational leverage from its fully electronic platform. We believe our hybrid brokerage approach provides a competitive advantage over competitors who do not offer this full range of technology.

Rates

BGC Partners’ rates business is focused on government debt, futures and currency and interest rate derivatives, which are among the largest, most global and most actively traded markets. The main drivers of these markets are global macroeconomic forces such as growth, inflation and government budget policies. According to the BIS, the notional amount outstanding globally for government debt grew at an annual rate of 8.8% to $26.8 trillion in June 2007 compared to $23.6 trillion in December 2005. The BIS also estimates that the notional amount outstanding for all interest rate derivatives grew at CAGR of 39.0% to approximately $433.1 trillion in June 2007 compared to $264.3 trillion in December 2005.

Credit

BGC Partners provides its brokerage services in a wide range of credit instruments, including asset-backed securities, convertible bonds, corporate bonds, credit derivatives and high yield bonds. Since the introduction of the most fundamental form of credit derivative, the credit default swap, which we refer to as “CDS,” in the mid-1990s there has been substantial growth in this market. According to the International Swaps and Derivatives Association, the notional value of credit default swaps was approximately $632 billion in June 2001, but increased to approximately $45.5 trillion by June 2007. This represented a 74.8% increase over the notional amount in June 2006, and a more than 70-fold increase compared to June 2001. Credit default swaps are now seen as a more responsive financial indicator than fixed income bonds and, being a pure synthetic contract, they have provided a new area of liquidity, especially in the transfer of credit risk to a wider spectrum of clients ranging from asset managers to hedge funds.

Foreign Exchange

The foreign exchange market is one of the largest financial markets in the world. According to the BIS, the average daily turnover in traditional foreign exchange instruments grew at a CAGR of 20.2% to $3.1 trillion over the three year period ending April 2007. The BIS also says that the foreign exchange swap average daily turnover grew at a CAGR of 22.0% over the same period. Finally, the BIS estimates the notional amount of listed foreign exchange derivatives rose by 67.8% between June 30, 2006 and June 30, 2007, and that for both OTC and exchange traded foreign exchange derivatives, the notional value outstanding rose at CAGR of 21.9% over the five-year period ended June 30, 2007.

The foreign exchange transactions can either be undertaken in the spot market in which one currency is sold and another is bought, or in the derivative market in which future settlement of the identical underlying are traded. Participants range from central banks to individuals, hedge funds and multi-national corporations using foreign exchange trading to manage risk and speculate. BGC Partners’ experience within this market has grown since 2004 to manage increased levels of foreign exchange trading. BGC Partners’ foreign exchange options business now has brokers servicing banking institutions around the world. Headquartered in London, BGC Partners’ dedicated foreign exchange options team has brokers located in New York, Hong Kong, Singapore, Tokyo and Sydney. BGC Partners provides full execution OTC brokerage services in most major currencies, including all G8 currencies, emerging market, cross and exotic options currencies.

Other Asset Classes

BGC Partners provides brokerage services in a range of markets for equity products, including equity derivatives, equity index futures and options on equity products. In addition, BGC Partners has a small commodities and energy derivatives business. According to the BIS, the notional value of OTC equity-linked derivative instruments and of OTC commodity derivatives increased by 35.7% and 18.3%, respectively, in June 2007 compared to June 2006.

BGC Partners increased its presence in equities markets in 2006 with its acquisition of Aurel Leven, one of the leading independent inter-dealer brokers in Paris, active in the equities, equity derivatives and fixed income markets. Volumes in equity products also increased as BGC Partners’ clients continued to integrate their trading of certain equity and credit derivative products in an effort to exploit arbitrage and correlation opportunities that arise from the volatility in price fluctuations of debt and equity instruments issued by a company.

Market Data

BGC Partners complements its trading services by providing its market data to its customers through its BGCantor Market Data product. BGCantor Market Data is the source of real-time pricing and other data derived through BGC Partners and eSpeed for U.S. and European securities and derivatives. Current products include real-time data in live markets for U.S. Treasuries, European government bonds, Eurobonds and U.S. dollar interest rate swaps. These market data services are available across a broad array of distribution channels, including Bloomberg, Reuters, CQG, DTN, eSignal, and QUICK.

Software Solutions

Through its software solutions business, BGC Partners provides customized software to broaden distribution capabilities and provide electronic solutions to financial market participants. The software solutions business leverages its global infrastructure, software, systems, portfolio of intellectual property, and electronic trading expertise to provide customers with electronic marketplaces and exchanges and real-time auctions to enhance debt issuance and to customize trading interfaces. BGC Partners takes advantage of the scalability, flexibility and functionality of its eSpeed branded electronic trading system to enable its customers to distribute branded products to their customers through online offerings and auctions, including private and reverse auctions, via its trading platform and global network. Using screen based market solutions, customers are able to develop a marketplace, trade with their customers, issue debt, trade odd lots, access program trading interfaces and access BGC Partners’ network and intellectual property.

Fees from Related Parties

BGC Partners earns fees from related parties for certain administrative and back office services it provides to Cantor and its affiliates. These services include office space, utilization of fixed assets, accounting services, operational support, human resources, legal services and information technology.

Interest

BGC Partners generates interest income primarily by the investment of its daily cash balances, interest earned on securities owned and reverse repurchase agreements. These investments and transactions are generally short-term in nature.

Expenses

Compensation and Employee Benefits

The majority of BGC Partners’ operating costs consist of cash and non-cash compensation expenses, which include base salaries, broker bonuses based on broker production, guaranteed bonuses, and other discretionary bonuses and all related employee benefits and taxes. BGC Partners’ employees consist of brokers, executives and other administrative support. The majority of BGC Partners’ brokers receive a base salary and a formula bonus based primarily on a pool of brokers’ production for a particular product or sales desk, as well as on the individual broker’s performance. BGC Partners’ sales force either receive a base salary or a draw on commissions. Less-experienced salespeople typically receive base salaries. Compensation and employee benefits also include forgivable loans generally given to new or current employees as they sign new employment agreements with BGC Partners. These forgivable loans are amortized over their lifetime, which is generally for a period of three years or more, and typically include repayment clauses should the employee terminate his or her employment before the end of the term of the loan.

Beginning in 2007, BGC Partners also entered into deferred compensation agreements with select employees providing service to BGC Partners. The costs associated with such plans are generally amortized over the period in which they vest. See Note 17—”Stock-Based Compensation” in the BGC Partners Inc.’s supplemental consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

Other Operating Expenses

BGC Partners has various other operating expenses. BGC Partners incurs leasing, equipment and maintenance expenses for its affiliates worldwide. BGC Partners also incurs selling and promotion expenses, which include entertainment, marketing and travel-related expenses. BGC Partners incurs communication expenses for voice and data connections with its clients, clearing agents and general usage; professional and consulting fees for legal, audit and other special projects; and interest expense related to short-term operational funding needs and long-term debt.

Primarily in the United States, BGC Partners pays fees to related parties for performing certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Management believes that these allocations are a reasonable reflection of the utilization of services rendered. However, the expenses allocated for these services are not necessarily indicative of the expenses that would have been incurred if BGC Partners had not obtained these services from Cantor. In addition, these allocations may not reflect the costs of services BGC Partners may receive from Cantor and its affiliates in the future. BGC Partners incurs commissions and floor brokerage fees for clearing, brokerage and other transactional expenses for clearing and settlement services. BGC Partners also incurs various other normal operating expenses.

Provision for Income Taxes

BGC Partners incurs tax expenses based on the location, legal structure and jurisdictional taxing authorities of each of its subsidiaries. Certain BGC Partners entities are taxed as U.S. partnerships and are subject to the UBT in the City of New York. Therefore, the tax liability or benefit related to the partnership’s income or loss, except for UBT rests with the partners, rather than the partnership entity. As such, the partner’s liability or benefit is not reflected in the BGC Partners supplemental consolidated financial statements. Certain of the operations that were contributed to BGC Partners and the Opcos by Cantor in connection with the merger, including the Market Data division and the North American futures business, are part of partnerships that are subject to the UBT. Therefore, BGC Partners has calculated taxes for these operations as if they were organized as partnerships subject to the UBT. The tax related assets, liabilities, provisions or benefits included in the BGC Partners supplemental consolidated financial statements also reflect the results of the entities that are taxed as corporations, either in the United States or in foreign jurisdictions. BGC Partners’ supplemental consolidated effective tax rate can vary from period to period, depending on, among other factors, the geographic and business mix of its earnings.

Financial Highlights

Total revenues were $338.9 million and $273.1 million for the three months ended March 31, 2008 and 2007, respectively, representing a 24.1% increase as compared to the three months ended March 31, 2007. Total revenues were $1,117.6 million, $854.7 million and $633.4 million for the years ended December 31, 2007, 2006 and 2005, respectively, representing a 30.8% increase in 2007 as compared to 2006 and a 34.9% increase in 2006 as compared to 2005. The main factors contributing to BGC Partners’ growth were:

•

an increase in the number of brokerage desks since October 2004 (the commencement of Cantor’s reorganization of BGC Partners), which includes desks acquired. We increased our brokerage desks from 58 in October 2004 to 161 brokerage desks as of March 31, 2008. In conjunction with the increased brokerage desks, BGC Partners’ increased broker headcount from 497 in October 2004 to 1,226 as of March 31, 2008;

•	a continued focus on, and investment in, growing and higher margin product areas that complement BGC Partners’ existing brokerage services;

•	overall volume growth in markets in which BGC Partners provides brokerage services;

•	the introduction and continued development and expansion of hybrid brokerage capabilities; and

•	the continued development, marketing and sale of BGC Partners’ data and analytical products.

For the three months ended March 31, 2008, BGC Partners had a net loss of $48.5 million compared to net income of $19.0 million as compared to the three months ended March 31, 2007. Included in BGC Partners expenses were non-cash, non-recurring compensation charges of $84.1 million, relating to the redemption of partnership units held by certain executive officers of BGC Partners to settle outstanding loan obligations; as well as, the activation of exchangeability of founding partner interests held by certain executives, as part of the separation. Also included in expense are non-cash compensation charges for REUs and RSUs issued in connection with the merger of $2.7 million and losses from BGC Partners equity investments in Aqua and ELX of $0.9 million and $0.9 million, respectively. This charge was partially offset by increased profitability across all product categories. These variances are discussed in more detail under the discussion of “—Results of Operations.”

For the year ended December 31, 2007, BGC Partners had net income of $31.0 million as compared to net losses for the years ended December 31, 2006 and 2005 of $106.4 million and $74.7 million, respectively. The increase in net income in 2007 was driven by the revenue growth previously described, offset by increased expenses. The increase in expense was primarily attributable to BGC Partners’ increased brokerage revenues. Included in BGC Partners’ expenses were certain non-operating and non-recurring charges incurred by eSpeed in the amount of $37.7 million. These expenses include $14.0 million of patent litigation costs, $12.3 million in increased compensation and employee benefits charges relating to the acceleration of the vesting of options and restricted stock units and severance; $6.6 million of merger related expenses and $4.8 million of fixed asset impairment and capitalized software costs. The increase in expenses was partially offset by the non recurrence of certain expenses described in more detail below.

The losses suffered in 2006 and 2005 were primarily attributable to BGC Partners’ global expansion efforts, which included acquisitions of Euro Brokers and ETC Pollak in 2005 and Aurel Leven and AS Menkul in 2006, one-time compensation charge relating to the initial adoption of SFAS 123R and one-time move-related expenses for BGC Partners’ relocation to its new headquarters at One Churchill Place, London. A discussion of the major charges is as follows:

•

BGC Partners recognized charges related to the adoption of SFAS 123R of approximately $28.2 million related to grant units for the year ended December 31, 2006. Approximately $10.1 million of the charge related to the initial adoption of SFAS 123R was included as part of “Cumulative effect of change in accounting principle” and approximately $18.1 million of the charge related to the revaluation and payout of grant units in conjunction with BGC Partners’ planned separation from Cantor and were included as part of “Compensation and employee benefits” on the accompanying supplemental consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 included elsewhere in this prospectus.

•

During 2005 and 2006, BGC Partners issued approximately $54.3 million of forgivable loans in conjunction with its acquisitions of Euro Brokers and ETC Pollak and overall global growth. BGC Partners recorded non-cash amortization expense of approximately $20.0 million and approximately $11.7 million related to these loans for the year ended December 31, 2006 and December 31, 2005, respectively. A majority of these loans were fully amortized in 2007. These charges were included as part of “Compensation and employee benefits” on the accompanying supplemental consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 included elsewhere in this prospectus.

•

BGC Partners recognized acquisition-related expenses of approximately $14.0 million for the year ended December 31, 2005 for the acquisition of Euro Brokers. The charges included severance charge of $8.3 million, which was included as part of “Compensation and employee benefits” on the accompanying supplemental consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 included elsewhere in this prospectus.

•

BGC Partners recognized move-related expenses for its moves into its new London offices at One Churchill Place of $20.2 million and $8.5 million for the year ended December 31, 2006 and December 31, 2005, respectively. These charges include the cost of moving its offices, furnishing its new offices, paying duplicate rent on BGC’s prior space and breaking and/or subletting its current leases at One America Square and Houndsditch in London. These move-related expenses are included as part of “Occupancy and equipment” on the accompanying supplemental consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 included elsewhere in this prospectus.

•

In the U.K., BGC Partners settled with Her Majesty’s Revenue and Customs, which we refer to as “HMRC,” for $12.0 million in tax liabilities arising from various compensation plans established by its subsidiaries and operated between 1998 and 2003. BGC Partners recognized expenses of $0.9 million and $11.1 million for the years ended December 31,

2006 and December 31, 2005, respectively, related to these settlements. The expense associated with these tax liabilities is included as part of “Compensation and employee benefits” on the accompanying supplemental consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 included elsewhere in this prospectus.

BGC Partners’ intends to continue to grow revenues and expand global presence in 2008 through the development and introduction of new products, organic growth, continued acquisition activity and the hiring of additional highly qualified individuals of various experience levels.

Results of Operations

BGC Partners’ supplemental consolidated results of operations include the activities of certain divisions and businesses of Cantor that were transferred to BGC Partners and the Opcos in connection with the separation prior to its merger with eSpeed, including BGCantor Market Data division, Cantor’s investment in Freedom International Brokerage and Cantor’s North American futures business as well as Cantor’s North American fully electronic trading revenue business. The BGC Partners’ supplemental consolidated results of operations do not include revenue previously recognized by eSpeed in connection with Cantor’s CO2e and Cantor Index businesses.

The following tables set forth for the periods indicated, actual results, and the percentage relationship to total revenues of selected items in BGC Partners’ supplemental consolidated statements of operations:

	Three Months Ended March, 31,				Year Ended December 31,
	2008		2007		2007		2006		2005
	$	%	$	%	$	%	$	%	$	%
	($ in thousands)
Revenues:
Commissions	$254,031	75.0%	$190,104	69.6	$802,956	71.8%	$599,486	70.1%	$446,378	70.5%
Principal transactions	51,896	15.3	53,010	19.4	205,049	18.3	134,939	15.8	119,586	18.9

Total brokerage revenues	305,927	90.3	243,114	89.0	1,008,005	90.1	734,425	85.9	565,964	89.4
Fees from related parties	20,913	6.2	10,893	4.0	53,809	4.8	28,638	3.4	15,244	2.4
Market data	5,544	1.6	4,373	1.6	18,981	1.7	17,409	2.0	16,283	2.6
Software solutions	2,083	0.6	3,564	1.3	10,983	1.0	16,981	2.0	15,534	2.5
Interest	3,853	1.1	9,067	3.3	22,968	2.1	31,086	3.6	15,208	2.4
Other revenues	586	0.2	2,065	0.8	2,895	0.3	26,203	3.1	5,155	0.7

Total revenues	338,906	100.0	273,076	100.0	1,117,641	100.0	854,742	100.0	633,388	100.0
Expenses:
Compensation and employee benefits	274,545	81.0	158,707	58.1	649,507	58.1	560,016	65.5	434,862	68.7
Occupancy and equipment	30,722	9.1	29,449	10.8	115,683	10.4	127,254	14.9	90,881	14.3
Communications	16,720	4.9	14,118	5.2	58,335	5.2	55,511	6.5	45,098	7.1
Professional and consulting fees	15,546	4.6	9,525	3.5	64,232	5.7	55,192	6.5	42,646	6.7
Fees to related parties	6,540	1.9	6,356	2.3	31,886	2.9	14,563	1.7	6,642	1.0
Selling and promotion	15,235	4.5	13,004	4.8	55,719	5.0	48,663	5.7	39,543	6.2
Commissions and floor brokerage	3,713	1.1	5,378	2.0	22,050	2.0	13,065	1.5	11,016	1.7
Interest expense	7,663	2.3	9,683	3.5	26,251	2.3	30,069	3.5	13,875	2.2
Other expenses	8,031	2.4	5,328	2.0	51,304	4.6	47,617	5.6	32,655	5.3

Total expenses	378,715	111.8	251,548	92.2	1,074,967	96.2	951,950	111.4	717,218	113.2
(Loss) income from continuing operations before minority interest and income taxes	(39,809)	(11.8)	21,528	7.8	42,674	3.80	(97,208)	(11.4)	(83,830)	(13.2)
Minority interest	654	0.2	155	0.1	2,352	0.2	—	—	—	—
Provision (benefit) for income taxes	8,070	(2.4)	2,332	0.9	9,320	0.8	(1,547)	(0.2)	(9,267)	(1.5)

(Loss) income from continuing operations	(48,533)	(14.4)	19,041	6.8	31,002	2.8	(95,661)	(11.2)	(74,563)	(11.7)
Loss from discontinued operations	—	—	—	—	—	—	(646)	—	(145)	—
Income tax (provision) benefit from discontinued operations	—	—	—	—	—	—	(4)	—	28	—
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(10,080)	(1.2)	—	—

Net (loss) income	$(48,533)	(14.4)%	$19,041	6.8%	$31,002	2.8%	$(106,391)	(12.4)%	$(74,680)	(11.7)%

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Revenues

Brokerage Revenues

Total brokerage revenues increased by $62.8 million, or 25.8%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. Commission revenues increased by $63.9 million, or 33.6%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. Principal transactions revenues decreased by $1.1 million, or 2.1%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. BGC Partners’ had revenue increases in each of its four product categories.

The increase in rates product revenues of $15.6 million was primarily attributable to growth from brokerage desks covering interest rate derivatives, interest rate swaps, dollar derivatives, repurchase agreements, non-deliverable forwards, non-deliverable swaps and U.S. swaps.

The increase in credit product brokerage revenues of $32.5 million was driven primarily by the expansion of the credit business, development of structured and other credit businesses as well as growth in our emerging market bonds business.

The increase in foreign exchange revenues of $4.8 million was driven primarily by increased brokerage revenues from desks covering retail foreign exchange, G8 currency, emerging market foreign exchange options and exotic foreign exchange options, as well as new foreign exchange products introduced since March 31, 2007.

The increase in brokerage revenues from other asset classes of $9.9 million was driven by the growth from the equity derivatives desk.

Market Data

Market data revenues increased by $1.2 million, or 26.8%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The increase was primarily due to growth in existing customer usage.

Fees from Related Parties

Fees from related parties increased by $10.0 million, or 92.0%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. This increase was primarily due to technology services and the software license provided to ELX, in conjunction with the technology services agreement, which commenced in January 2008, as well as higher fees charged to affiliates for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. Fees from related parties are dependent upon both the costs incurred by BGC Partners and the amount of administrative services utilized by Cantor.

Software Solutions

Software solutions revenues decreased by $1.5 million, or 41.6%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. This decrease was primarily due to the expiration of the Wagner Patent on February 20, 2007.

Interest

Interest revenues decreased by $5.2 million, or 57.5%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The decrease was due to lower average reverse repurchase transactions and lower average daily invested cash balance in the three months ended March 31, 2008 compared to the three months ended in 2007.

Other Revenues

Other revenues decreased by $1.5 million, or 71.6%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased $115.8 million, or 73.0%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The increase in these expenses was primarily due to non-cash, non-recurring compensation charges of $84.1 million, $47.3 million of which was in relation to the redemption of partnership units held by certain executive officers of BGC Partners to settle outstanding loan obligations, and $36.8 million of which was in relation to the activation of exchangeability of founding partner interests held by certain executives, as part of the separation. The remaining increase in these expenses was primarily due to increased performance bonuses due in large part to increased brokerage revenues. The brokerage revenues increase was driven by a combination of new desks and existing product growth. Compensation and employee benefit expense also increased due to annual pay increases, headcount growth due to front office expansion and growth in technology headcount to support our growing hybrid voice-assisted and fully-electronic business and increased stock-based compensation expense.

Occupancy and Equipment

Occupancy and equipment expense increased by $1.3 million, or 4.3%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The increase related to fixed asset expenditures from continued global expansion.

Selling and Promotion

Selling and promotion expense increased by $2.2 million, or 17.2%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. This expense as a percentage of total brokerage revenues increased for the three months ended March 31, 2008 to 5.0% from 5.3% for the three months ended March 31, 2007. The improvement in this ratio was primarily due to efforts to lower these costs relative to total brokerage revenues.

Fees to Related Parties

Fees to related parties increased by $0.2 million, or 2.9%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. This was due to increased fees paid to Cantor, for providing back office services to support BGC Partners, increased activity and headcount. Fees to related parties are dependent upon both the costs incurred by Cantor and the amount of administrative services BGC Partners utilizes.

Communications

Communications expenses increased by $2.6 million, or 18.4%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. As a percentage of total revenues, communications decreased to 4.9% at March 31, 2008 from 5.2% at March 31, 2007. The percentage decrease in relation to total revenues was driven by efficiency gains BGC Partners gained by closely managing its communications networks.

Professional and Consulting Fees

Professional and consulting fees increased by $6.0 million, or 63.2%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The increase was primarily attributable to consulting fees incurred to upgrade BGC Partners’ regulatory reporting application to comply with FSA requirements, as well as increased audit fees and on-going litigation costs.

Interest Expense

Interest expense decreased by $2.0 million, or 20.9%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The decrease was primarily due to reduced levels of outstanding long-term debt.

Commissions and Floor Brokerage

Commissions and floor brokerage expense decreased by $1.7 million, or 31.0%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The decrease was primarily due to a decrease in principal transactions.

Other Expenses

Other expenses increased $2.7 million, or 50.7%, for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The increase was primarily due to equity losses in ELX of $0.9 million and Aqua Securities, LP of $0.9 million, an alternative trading platform offering new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by BGC Partners.

Minority Interest

Minority interest increased $0.5 million for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. The increase was due to an increase in net income of Tower Bridge. In January 2007, Tower Bridge was established to provide back office support services to BGC Partners, Cantor and its affiliates. BGC Partners owns 52% of Tower Bridge and consolidates its results. Cantor owns 48% and pays actual costs for the services provided to it and a mark-up currently at 7.5%. BGC Partners recognizes minority interest for the investment held by Cantor.

Provision for Income Taxes

Provision for income taxes increased $5.7 million for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. BGC Partners’ consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of its earnings.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Brokerage Revenues

Total brokerage revenues increased by $273.6 million, or 37.3%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Commission revenues increased by $203.5 million, or 33.9%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Principal transactions revenues increased by $70.1 million, or 52.0%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. BGC Partners had revenue increases in each of its four product categories.

The increase in rates product revenues of $102.6 million was primarily attributable to growth from brokerage desks covering futures, interest rate derivatives, interest rate swaps, dollar derivatives, repurchase agreements, non-deliverable forwards, non-deliverable swaps and U.S. swaps primarily in the United Kingdom and the United States.

The increase in credit product brokerage revenues of $60.3 million was driven primarily by the expansion of the credit business in the United States, as well as growth in BGC Partners’ U.S. emerging market bonds business.

The increase in foreign exchange revenues of $44.9 million was driven primarily by increased brokerage revenues from brokerage desks covering retail foreign exchange, G8 currency, emerging market foreign exchange options and exotic foreign exchange options in both the United Kingdom and the United States, as well as new foreign exchange products introduced since December 31, 2006.

The increase in brokerage revenues from other asset classes of $65.8 million was driven by the addition of the Aurel Leven brokerage desk. Aurel Leven contributed $54.9 million of the total increase in other brokerage revenues.

Market Data

Market data revenues increased by $1.6 million, or 9.0%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was due to growth in existing customer usage.

Fees from Related Parties

Fees from related parties increased by $25.2 million, or 87.9%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase in revenues was primarily due to higher fees charged to affiliates for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support in the year ended December 31, 2007. Fees from related parties are dependent upon both the costs incurred by BGC Partners and the amount of administrative services utilized by Cantor.

Software Solutions

Software solutions revenues decreased by $6.0 million, or 35.3%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. This decrease was primarily due to the expiration of the Wagner Patent on February 20, 2007. Wagner Patent

related revenues were $1.6 million in 2007 as compared with $11.7 million in 2006. While BGC Partners has some uncertainty regarding our licensing fee revenues, we have a broad intellectual property patent portfolio that we believe will be valuable in the future.

Interest

Interest revenues decreased by $8.1 million, or 26.1%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The decrease was due to a decrease in the average reverse repurchase transactions in 2007 compared to 2006.

Other Revenues

Other revenues decreased by $23.3 million, or 89.0%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The decrease was due to one-time events in 2006, including realized gains on BGC Partners’ investment security shares in the London Stock Exchange plc. of $8.9 million; a legal settlement received in the amount of $4.4 million that occurred in 2006; insurance proceeds received by Cantor in the amount $3.5 million relating to the events of September 11th and grant income of $3.1 million related to World Trade Center Business Recovery and the World Trade Center Job Creation and Retention Program. We do not expect to receive additional insurance proceeds relating to the events of September 11th or income from this grant.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased $89.5 million, or 16.0%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase in these expenses was primarily due to increased performance bonuses. The increase in performance bonuses was driven by increased brokerage revenues. The brokerage revenues increase was driven by a combination of new desks and existing product growth. The most significant new desk added during the period came as a result of the acquisition of Aurel Leven. Incremental salary and bonus expense in connection with the Aurel Leven acquisition was $31.7 million. The increase in salary and performance bonus expense for BGC Partners excluding Aurel Leven was approximately $57.8 million. Compensation and employee benefit expense also increased due to annual pay increases, headcount growth due to front office expansion and growth in technology headcount to support BGC Partners growing hybrid voice-assisted and fully- electronic businesses, severance payments and, expenses related to the acceleration of unvested restricted stock units, and the granting of fully-vested stock options and restricted stock units. This increase was offset by Cantor’s decision in 2006 to pay out a majority of the grant unit liability accrued for BGC Partners’ employees in conjunction with BGC Partners’ planned separation from Cantor. As a result of that determination, Cantor calculated the fair value of the liability based on a payout assumption in the fourth quarter of 2006. The payout and revaluation resulted in a non-cash expense charge of $18.2 million in the third quarter of 2006. This charge did not recur in 2007.

Total compensation and employee benefits as a percentage of total revenues decreased to 58.1% for the year ended December 31, 2007 from 65.5% during the same period in 2006. The improvement in the compensation ratio was due primarily to increased brokerage revenues realized as brokerage desks and individual brokers hired and retained through BGC Partners’ acquisition and expansion activities improved their productivity over the period of time it takes for experienced brokers to establish themselves on a new platform.

Occupancy and Equipment

Occupancy and equipment expense decreased by $11.6 million, or 9.1%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. In 2006, BGC Partners moved to its new London offices at Canary Wharf. Charges included paying duplicate rent on BGC Partners’ prior space and breaking and/or subletting its current leases at One America Square and 133 Houndsditch in London, accelerated depreciation on the abandoned leasehold improvements and the costs of moving to and furnishing the new offices. For the year ended December 31, 2006, these charges were $20.2 million. This decrease was partially offset by increased occupancy cost associated with the acquisition of Aurel Leven. During 2007, the acquisition of Aurel Leven added occupancy expense of $4.8 million. Occupancy and equipment expense also increased due to increased rent and other occupancy charges associated with the new offices at Canary Wharf, depreciation expense related to fixed asset expenditures and BGC Partners’ continued global expansion efforts.

Selling and Promotion

Selling and promotion expense increased by $7.1 million, or 14.5%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. This expense as a percentage of total brokerage revenues decreased for the year ended December 31, 2007 to 5.5% from 6.6% for the year ended December 31, 2006. This decrease was primarily due to BGC Partners’ efforts to lower these costs relative to total brokerage revenues.

Fees to Related Parties

Fees to related parties increased by $17.3 million, or 119.0%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. This was due to increased fees paid to Cantor for providing back office support services for BGC Partners’ increased activity and headcount. Fees to related parties are dependent upon both the costs incurred by Cantor and the amount of administrative services BGC Partners utilizes.

Communications

Communications expenses increased by $2.8 million, or 5.1%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. As a percentage of total revenues, communications decreased to 5.2% at December 31, 2007 from 6.5% at December 31, 2006. The percentage decrease in relation to total revenues was driven by efficiency gains in managing BGC Partners’ communication networks.

Professional and Consulting Fees

Professional and consulting fees increased by $9.0 million, or 16.4%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was primarily attributable to ongoing litigation costs as well as increased consulting and audit expenses in 2007 versus 2006.

Interest Expense

Interest expense decreased by $3.8 million, or 12.7%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The decrease was primarily due to reduced levels of outstanding long-term debt.

Commissions and Floor Brokerage

Commissions and floor brokerage expense increased by $9.0 million, or 68.8%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was primarily due to additional clearing costs associated with BGC Partners’ increased principal transaction revenues.

Other Expenses

Other expenses increased $3.7 million, or 7.7%, for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was primarily due to higher recruiting fees, as well as equity losses in Aqua.

Minority Interest

Minority interest increased $2.4 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase was due to the establishment of Tower Bridge in January 2007 to provide back office support services to BGC Partners, Cantor and its affiliates. BGC Partners owns 52% of Tower Bridge and consolidates it. Cantor owns 48% and pays actual costs for the services provided to it and a mark-up currently at 7.5%. BGC Partners recognizes minority interest for the investment held by Cantor. For the year ended December 31, 2007, minority interest for Cantor’s share of the cumulative net income in Tower Bridge was $2.4 million.

Provision for Income Taxes

Provision for income taxes increased by $10.9 million for the year ended December 31, 2007 as compared to the year ended December 31, 2006. BGC Partners’ effective tax rate was 21.8% for the year ended December 31, 2007 as compared to an effective tax rate of 1.6% for the year ended December 31, 2006. The increase in effective tax rate was due to BGC Partners’ increased earnings as well as the geographic distribution and mix of earnings.

Cumulative Effect of a Change in Accounting Principle

The cumulative effect of a change in accounting principle represents a charge incurred as result of BGC Partners’ initial adoption of Statement of Financial Accounting Standards No. 123R, which we refer to as “SFAS 123R,” in 2006. SFAS 123R requires BGC Partners to account for its grant units as a liability and record an expense for the liability awards at fair value at each reporting period. BGC Partners adopted the modified prospective method which does not require it to restate prior periods. As a result of implementation, BGC Partners recognized a non-cash charge of $10.1 million in the year ended December 31, 2006 that did not reoccur in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Brokerage Revenues

Total brokerage revenues increased by $168.5 million, or 29.8%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Commission revenues increased by $153.1 million, or 34.3%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Principal transactions revenues increased by $15.4 million, or 12.8%, for the year ended December 31, 2006 as compared to the year ended December 31,

2005. Of the total increase in brokerage revenues of $169.5 million, approximately $122.0 million was attributable to BGC Partners’ acquisitions of Euro Brokers and ETC Pollak. Revenues in 2005 reflected seven months and three months of revenues for Euro Brokers and ETC Pollak, respectively, while 2006 reflects a full year for both entities. The remaining increase was due to BGC Partners’ expansion in the European and Asian markets, as well as revenue growth in BGC Partners’ products groups.

Market Data

Market data revenues increased by $1.1 million, or 6.9%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This was due to both growth in existing customer usage and an expanded client base resulting from increased sales efforts and product enhancements.

Fees from Related Parties

Fees from related parties increased by $13.4 million, or 87.9%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. BGC Partners’ related party transaction revenues, which consist of fully electronic, voice-assisted brokerage and screen-assisted open outcry transaction revenues, are generated when Cantor clears and/or transacts trades on or with assistance of BGC Partners’ trading platform. This decrease was primarily due to the result of our customers’ continued transition to fixed fee pricing from a variable fee commission model. This was partially offset by higher fees charged to affiliates for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support in the year ended December 31, 2006. Fees from related parties are dependent upon both the costs incurred by BGC Partners and the amount of administrative services utilized by Cantor.

Software Solutions

Software solutions revenues increased by $1.4 million, or 9.3%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was primarily due revenues earned from the Wagner Patent of approximately $11.7 million in 2006 as compared with $10.0 million in 2005. The Wagner Patent expired on February 20, 2007. While BGC Partners has some uncertainty regarding our licensing fee revenues, it has a broad intellectual property patent portfolio that it believes will be valuable in the future.

Interest

Interest revenues increased by $15.9 million, or 104.4%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This was due to increased reverse repurchase agreement transactions during the year as well as an increased blended weighted-average interest rate on overnight reverse repurchase agreements and money market Treasury funds in 2006 of 5.2% as compared to 3.3% in 2005.

Other Revenues

Other revenues increased by $21.0 million, or 408.3%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This was due to an increase in gains on sales of investment securities of $6.8 million; increased insurance recoveries and grant income in connection with the terrorist attacks on September 11, 2001 of $4.9 million and legal settlements BGC Partners received in the amount of $4.5 million in 2006. We do not expect additional income from this grant.

Expenses

Compensation and Employee Benefits

Compensation and employee benefits expense increased $125.2 million, or 28.8%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The increase in these expenses was primarily due to increased staffing costs in connection with BGC Partners’ global expansion efforts and the acceleration of grant unit award payments to employees.

The increase in compensation and employee benefit expenses relating to BGC Partners’ global expansion costs dealt primarily with its acquisitions of Euro Brokers and ETC Pollak, and its operational expansion in Europe and Asia. In 2005, compensation and employee benefit expenses included seven months and three months of Euro Brokers and ETC Pollak, respectively, while 2006 included a full year for both entities. The incremental months of expense represented approximately $83.0 million of the increase.

In the third quarter of 2006, Cantor decided to pay out a majority of the grant unit liability accrued for BGC Partners’ employees in conjunction with BGC Partners’ planned separation from Cantor. As a result of that determination, Cantor calculated the fair value of the liability based on a payout assumption in the fourth quarter of 2006. The payout and revaluation resulted in a non-cash expense charge of $18.2 million.

The remaining increase was primarily attributable to increased commission expense on BGC Partners’ increased agency transaction revenues and normal merit increases, partially offset by the non-recurrence of HMRC settlement of tax liabilities arising from various compensation plans established by BGC Partners’ subsidiaries operated between 1998 and 2003. In 2005 and 2006, these charges were $11.2 million and $0.8 million, respectively.

Occupancy and Equipment

Occupancy and equipment expense increased by $36.4 million, or 40.0%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The dollar increase was primarily due to increased costs associated with BGC Partners’ move to its new London offices and incremental costs associated with BGC Partners’ global expansion efforts. In 2006, BGC Partners moved to its new London offices at Canary Wharf. Charges included paying duplicate rent on BGC Partners’ prior space and breaking and/or subletting its current leases at One America Square and 133 Houndsditch in London, accelerated depreciation on the abandoned leasehold improvements and the costs of moving to and furnishing the new offices.

For the year ended December 31, 2006, these charges were $20.2 million compared to $8.5 million during the year ended December 31, 2005. There was increased depreciation expense of approximately $3.1 million relating to BGC’s continued investment in its technical platform to support the fully electronic business and affiliated voice brokers. Occupancy and equipment expense increases in connection with BGC Partners’ global expansion dealt primarily with its acquisitions of Euro Brokers and ETC Pollak and its operational expansion in Europe and Asia. In 2005, occupancy and equipment expenses included seven months of Euro Brokers and three months of ETC Pollak, while 2006 included a full year for both entities. The incremental months of expense for Euro Brokers and ETC Pollak represented $2.1 million and $1.8 million of the increase, respectively. The remaining increase was primarily attributable to BGC Partners’ expansion efforts in Europe and Asia.

Selling and Promotion

The $9.1 million, or 23.1%, increase in selling and promotion expense for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily due to the expanded cost of sales efforts for BGC Partners’ increased broker headcount from the Euro Brokers and ETC Pollak acquisitions.

Fees to Related Parties

Fees to related parties increased by $7.9 million, or 119.3%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This was due to increased fees paid to Cantor, for providing back office support services for BGC Partners’ increased activity and headcount resulting from the Euro Brokers acquisition. Fees to related parties are dependent upon both the costs incurred by Cantor and eSpeed and the amount of administrative services BGC Partners utilized.

Communications

Communications expense increased by $10.4 million, or 23.1%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This was largely due to increased communication costs as BGC Partners’ front office headcount increased with its acquisitions of ETC Pollak and Euro Brokers, which represented $4.6 million and $3.5 million of the increase, respectively. The remaining increase was primarily due to the establishment of a significant operations presence in Asia.

Professional and Consulting Fees

Professional and consulting fees increased by $12.5 million, or 29.4%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This was due to fees paid to consultants working in-house on special projects and legal and accounting firms consulting on various proposed reorganizations, mergers, acquisitions and other projects.

Interest Expense

Interest expense increased by $16.2 million, or 116.7%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The variance was primarily due to increased debt from related parties to finance other operations and expansion efforts. The average long-term debt outstanding for the year ended December 31, 2006 and 2005 was $190.3 million and $99.5 million, respectively.

Commissions and Floor Brokerage

Commissions and floor brokerage expense increased by $2.0 million, or 18.6%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The increase was due to increased brokerage revenues realized with the Euro Brokers and ETC Pollak acquisitions, along with the increased brokerage revenues worldwide. As a percentage of brokerage revenues, the commission and floor brokerage decreased to 1.5% for the year ended December 31, 2006 from 1.7% in the comparable period in 2005. The decrease in the percentage in relation to total brokerage revenues was due to BGC Partners’ commission revenues growing at a faster rate than its principal transactions.

Other Expenses

The $15.0 million, or 45.8%, increase in other expenses for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was primarily due to increased operational expenses in connection with the acquisitions of Euro Brokers and ETC Pollak, increased litigation reserves, business taxes and charitable contributions.

Provision for Income Taxes

During 2006, BGC Partners recorded an income tax benefit of $1.5 million, corresponding to an effective tax rate of 1.6%, compared to a benefit for income taxes of $9.3 million, corresponding to an effective tax rate of 11.05% in 2005. The decrease in the effective tax rate from 2005 to 2006 was largely due to the inability to use the net operating losses.

Cumulative Effect of a Change in Accounting Principle

The cumulative effect of a change in accounting principle represents a charge incurred as result of BGC Partners’ initial adoption of SFAS 123R in 2006. SFAS 123R requires BGC Partners to account for grant units held by employees of the BGC business as a liability and record an expense for the liability awards at fair value at each reporting period. BGC Partners adopted the modified prospective method, which does not require it to restate prior periods. As a result of implementation, BGC Partners recognized a non-cash charge of $10.1 million in the first quarter of 2006.

Liquidity and Capital Resources

Overview

BGC Partners has historically financed its business primarily through cash generated by operations, subordinated loans from Cantor and capital contributions from Cantor.

Upon closing of the merger, on April 1, 2008, BGC Partners assumed $150 million of Cantor’s senior notes. BGC U.S. entered into the note purchase agreement pursuant to which $150 million principal amount of the BGC U.S. notes were issued to the investors named in the note purchase agreement. The notes are due April 1, 2010 with interest payable semiannually at the rate of 5.19% per annum; provided, however, that this rate is increased by 0.25% per annum for any fiscal quarter during which the consolidated debt of the Company exceeds 55% but not 60% of its consolidated capitalization, as such terms are defined in the Combined Company guaranty. In addition, the interest rate increases by 0.50% per annum during any period in which any holder of a BGC U.S. note is required under applicable insurance regulations to post reserves with respect to the BGC U.S. notes greater than the reserve requirement, as such term is defined in the note purchase agreement, in effect immediately prior to March 31, 2008. Under the terms of the Combined Company guaranty, BGC Partners is required to maintain consolidated capital of at least $227 million as of the end of each fiscal quarter and cannot permit its consolidated debt to exceed 60% of its consolidated capitalization; provided, however, that if its consolidated debt exceeds 55%, then the applicable interest rate of the BGC U.S. notes will be increased by 0.25% per annum. Also, pursuant to the separation agreement, the Combined Company will make semi-annual payments to Cantor during the term of the BGC U.S. notes equal to the difference between 7.5% and the applicable interest rate of the BGC U.S. notes.

Liquidity is very important for financial services firms in general and for securities firms such as BGC Partners in particular, as the market’s confidence in the BGC business is integral to its success. Consequently, BGC Partners focuses on managing its funding and liquidity risk. BGC

Partners’ overall objective and general funding strategy seeks to ensure liquidity and diversity of funding sources to meet its financing needs at all times and under all market environments. BGC Partners seeks to prudently manage its reliance on short-term unsecured borrowings by maintaining an adequate total capital base and certain long term debt arrangements with Cantor. BGC Partners regularly monitors and analyzes the size, composition and liquidity characteristics of its asset base in the context of each asset’s ability to be used to obtain secured financing. This analysis helps us in determining BGC Partners’ aggregate need for longer term funding sources (i.e., long term debt and equity). BGC Partners views long term debt as a stable source of funding, which effectively strengthens its overall liquidity profile and mitigates liquidity risk.

Cash Flows

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition. At March 31, 2008, we had $218.9 million of cash and cash equivalents compared to $107.7 million at March 31, 2007. At December 31, 2007, BGC Partners had $277.3 million of cash and cash equivalents compared to $130.9 million at December 31, 2006 and $164.4 million at December 31, 2005.

The following table sets forth our cash flows from operating activities, investing activities and financing activities for the periods indicated (in thousands):

	Three Months Ended March, 31		Year Ended December 31,
	2008	2007	2007	2006	2005
Net cash (used in) provided by operating activities	$(142,467)	$(8,443)	$329,302	$(55,751)	$53,320
Net cash provided by (used in) investing activities	53,842	(14,519)	(130,944)	(71,235)	(139,659)
Net cash provided by (used in) financing activities	30,259	(264)	(51,947)	93,437	211,677

(Decrease) increase in cash and cash equivalents	$(58,366)	$(23,226)	$146,411	$(33,549)	$125,338

Operating Activities

During the three months ended March 31, 2008, BGC Partners’ operating activities used $142.5 million of cash compared to $8.4 million for the three months ended March 31, 2007. This increase was primarily due to decreased net income of $67.6 million and increased working capital utilization of $152.8 million, primarily due to increased reverse repurchase agreements. The increase in cash used was partially offset by non-cash, compensation charges of $84.1 million, $47.3 million of which was in relation to the redemption of partnership units held by certain executive officers of BGC Partners to settle outstanding loan obligations, and $36.8 million of which was in relation to the activation of exchangeability of founding partner interests held by certain executives, as part of BGC Partners’ separation from Cantor.

During 2007, BGC Partners’ operating activities provided cash of $329.3 million compared with a use of cash in 2006 of $55.8 million. This increase was primarily driven by the increase in net income of $137.4 million and increased cash provided by working capital of $258.5 million.

Net cash used in operating activities for the year ended December 31, 2006 of $55.8 million decreased by $109.1 million as compared with the net cash provided by operating activities for the year ended December 31, 2005 of $53.3 million. This decrease was primarily due to an increased net loss of $31.7 million and increased utilization of working capital of $117.8 million due to normal operating activities in 2006. This decrease was partially offset by a non-cash grant unit award expense as a result of the adoption of SFAS 123R and the acceleration of grant unit payments.

Investing Activities

Net cash from investing activities primarily consists of purchases of fixed assets and investment securities and acquisitions. Net cash provided by investing activities was $53.8 million for the three months ended March 31, 2008 compared to a use of cash of $14.5 million for the three months ended March 31, 2007. The increase in net cash provided by investing activities was primarily due to the repayment of a secured loan from a related party of $65.0 million.

Net cash used in investing activities was $130.9 million for the year ended December 31, 2007 compared to $71.2 million for the year ended December 31, 2006. The decrease in net cash from investing activities was due to BGC Partners’ secured loan with Cantor in the amount of $65.0 million, offset by reduced fixed asset spending of $10.7 million for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Net cash used in investing activities was $139.7 million for the year ended December 31, 2005. The decrease in net cash from investing activities from 2006 was primarily due to larger acquisitions for the year ended December 31, 2005 compared to the year ended December 31, 2006. In 2006, BGC Partners acquired Aurel Leven and AS Menkul for a combined amount of $6.7 million, net of cash acquired, compared to BGC Partners’ 2005 acquisitions of Euro Brokers and ETC Pollak for a combined amount of $70.9 million, net of cash acquired.

Financing Activities

Net cash from financing activities primarily consists of borrowings and repayments or loans and completed contributions or withdrawals. Net cash provided by financing activities was $30.3 million for the three months ended March 31, 2008 compared to the use of cash of $0.3 million for the three months ended March 31, 2007. During the three months ended March 31, 2008, in connection with the separation from Cantor, BGC Partners settled its intercompany long-term debt obligation with Cantor of $196.8 million and assumed $150.0 million of Cantor’s senior notes. BGC Partners also received a capital contribution from Cantor in the amount of $76.2 million.

Net cash used in financing activities was $51.9 million for the year ended December 31, 2007 compared to net cash provided by financing activities of $93.4 million for the year ended December 31, 2006. During 2006, BGC Partners increased intercompany long-term debt by $94.6 million, experienced net capital contributions of $6.5 million and had increased short-term loan repayments of $8.5 million. During 2007, BGC Partners had net intercompany long-term debt repayments of $52.1 million.

Net cash provided by financing activities was $211.7 million for the year ended December 31, 2005. The decrease in net cash provided from financing activities from 2005 to 2006 was due primarily to larger capital contributions and intercompany borrowings for the year ended December 31, 2005 compared to the year ended December 31, 2006. In 2006, BGC Partners borrowed $94.6 million from Cantor to finance its expansion efforts and operations. In 2005, BGC Partners borrowed a combined $108.3 million in fixed interest rate long term loans from Cantor to finance its acquisition of Euro Brokers. Additionally, BGC Partners borrowed $46.0 million from Cantor in the form of unsecured subordinated two year loans with interest rates of London Interbank Offered Rate, which we refer to as “LIBOR,” plus a margin and received capital contributions from Cantor in the amount of $146.0 million to finance its expansion efforts and operations. This was partially offset by decreased repayments of short term debt obligations. During the year ended December 31, 2006, BGC Partners repaid short term loans in the amount of $8.5 million compared to repayments of $59.9 million for the year ended December 31, 2005.

BGC Partners anticipates, based on management’s experience and current industry trends, that its existing cash resources, together with the proceeds received by it in this offering, will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months. BGC Partners expects its operating activities going forward to generate adequate cash flows to fund its normal operations, including any dividends issued pursuant to our dividend policy. However, BGC Partners believes that there are a significant number of capital intensive opportunities for it to maximize its growth and strategic position, including, among other things, acquisitions, strategic alliances and joint ventures potentially involving all types and combinations of equity, debt and acquisition alternatives. As a result, BGC Partners may need to raise additional funds to:

•	increase the regulatory net capital necessary to support operations;

•	support continued growth in its business;

•	effect acquisitions;

•	develop new or enhanced services and markets;

•	respond to competitive pressures; and

•	respond to unanticipated requirements.

BGC Partners cannot guarantee that it will be able to obtain additional financing when needed on terms that are acceptable to it, if at all.

Regulatory Requirements

The financial services industry, including BGC Partners, is subject to extensive regulation. BGC Partners and its subsidiaries are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which they operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer. In addition, self-regulatory organizations such as the FINRA and the NFA along with statutory bodies such as the FSA and the SEC, require strict compliance with their rules and regulations. The requirements imposed by regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with broker-dealers and are not designed to specifically protect stockholders. These regulations often serve to limit BGC Partners’ activities, including through net capital, customer protection and market conduct requirements.

Changes in legislation and in the rules and regulations promulgated by the SEC, the Commodity Futures Trading Commission, the U.S. Treasury, the FSA and other domestic and international regulators and self-regulatory organizations, as well as changes in the interpretation or enforcement of existing laws and rules, often directly affect the method of operation and profitability of broker-dealers and could result in restrictions in the way BGC Partners conducts its business. For example, the U.S. Congress, the U.S. Treasury, the Board of Governors of the Federal Reserve System and the SEC are continuing to review the nature and scope of their regulation and oversight of the government securities markets and U.S. markets. In the European context, the implementation of the Markets in Financial Instruments Directive in November 2007 involved wide-ranging changes to European financial services regulation. Future legislation and/or regulation and uncertainties resulting from the possibility of legislation and/or regulation, could adversely impact BGC Partners’ business. Failure to comply with any of these laws, rules or regulations could result in fines, limitations on business activity, suspension or expulsion from the industry, any of which could have a material adverse effect upon BGC Partners.

If BGC Partners fails to maintain the required capital in any of its regulated subsidiaries, it may be required to suspend its broker-dealer operations in that subsidiary during the period that it is not in compliance with its capital requirements and may be subject to suspension or revocation of registration by the SEC and FINRA or withdrawal of authorization or other disciplinary action from domestic and international regulators, which would have a material adverse effect on its business. In addition, if BGC Partners fails to maintain the capital required by clearing organizations of which it is a member, its ability to clear through those clearing organizations may be impaired, which may adversely affect its ability to process trades. If the capital rules are changed or expanded, or if there is an unusually large charge against capital, operations that require the intensive use of capital would be limited. BGC Partners’ ability to withdraw capital from its regulated subsidiaries is subject to restrictions, which, in turn, could limit its ability to pay dividends, repay debt and redeem or purchase shares of its common stock or purchase BGC Holdings limited partnership interests or other equity interests in its subsidiaries, including from Cantor or its executive officers. In addition, BGC Partners may become subject to capital requirements in other foreign jurisdictions in which it currently operates or in which it may enter.

BGC Partners conducts business through companies which are subject to regulatory restrictions and requirements and accordingly must maintain minimum capital as defined in the applicable jurisdictions. These regulatory capital requirements may restrict BGC Partners’ ability to withdraw capital from its subsidiaries. Certain U.S. subsidiaries are registered with the SEC and are subject to the Uniform Net Capital Requirements under Rule 15c3-1 under the Exchange Act, which we refer to as the “Uniform Net Capital Requirements,” and, accordingly, must maintain minimum net capital (as defined under Rule 15c3-1). Additionally, BGC Financial Inc. is registered as an Introducing Broker (IB) Futures Commissions Merchant with the NFA and is therefore subject to Regulation 1.17 of the Commodity Exchange Act, which requires the maintenance of minimum adjusted net capital to be greater than 4% of customer segregated funds. Certain U.K. subsidiaries of BGC Partners are regulated by the FSA and must maintain financial resources (as defined by the FSA) in excess of the financial resources requirement of the FSA. Certain other subsidiaries are subject to regulatory and other requirements of the jurisdictions in which they operate.

BGC Partners’ European regulated group (which consists of Aurel Leven, BGC Brokers Limited, BGC Brokers L.P., BGC International L.P., BGC International, ETC Pollak, EPP Holdings and other intermediate non-regulated holding entities) is subject to The Financial Groups Directive. To meet the FSA’s requirements under that directive, the current corporate structure of BGC Partners’ European regulated group was reorganized as of July 1, 2007. BGC Partners established a European consolidated financial holding entity that is the direct owner of its

European operations, which we refer to as “European Holdings.” This restructuring enabled the FSA to regulate this discrete group at a consolidated level from a capital adequacy perspective, which it is obligated to do under The Financial Groups Directive. This restructuring of the regulated European entities under European Holdings will not affect their day-to-day operations as European Holdings is a holding entity.

To improve regulatory capital efficiency, BGC Partners merged the businesses of MIS Brokers Limited into BGC Brokers L.P., with respect to the businesses in London, on March 1, 2007, and, with respect to the Danish businesses, on May 1, 2007. Further, on December 1, 2007, BGC Brokers Limited contributed its brokerage business to BGC Brokers L.P. in return for a first preferred interest in BGC Brokers L.P.

The regulatory requirements referred to above may restrict our ability to withdraw capital from our regulated subsidiaries. As of March 31, 2008, $215.6 million of net assets were held by regulated subsidiaries. As of March 31, 2008, these subsidiaries had aggregate regulatory net capital, as defined, in excess of the aggregate regulatory requirements, as defined, of $96.4 million.

Contractual Obligations and Commitments

The following table summarizes certain of BGC Partners’ contractual obligations as of December 31, 2007 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$168,239	$25,906	$40,887	$31,139	$70,307
Long-term debt(2)	196,818	39,500	18,000	108,318	31,000
Interest on long-term debt	59,682	14,194	23,894	17,841	3,753

Total contractual obligations	$424,739	$79,600	$82,781	$157,298	$105,060

(1)	Operating leases are related to rental payments under various non-cancelable leases, principally for office space.
(2)	Long-term debt represents notes payable to Cantor subsidiaries (see Note 13, Long-term Notes to Related Parties, to the accompanying notes to supplemental consolidated financial statements of BGC Partners for more information regarding this long-term debt, including timing of payments and acceleration clauses) as of December 31, 2007. In connection with the separation, BGC Partners settled its long-term debt obligation with Cantor and BGC U.S. assumed the liabilities of Cantor pursuant to the note purchase agreement in respect of $150 million aggregate principal amount of Cantor’s senior notes.

Off-Balance Sheet Arrangements

As of March 31, 2008 and December 31, 2007, BGC Partners did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. BGC Partners may be exposed to a risk of loss not reflected on the accompanying supplemental consolidated financial statements of BGC Partners for certain derivative contracts, including exchange-traded futures and foreign exchange options, which represent BGC Partners’ obligations to deliver the specified securities at the contracted price and thereby may create a liability to purchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as BGC Partners’ cost to liquidate such securities and futures and options contracts may exceed the amount reported on the accompanying supplemental consolidated statements of financial condition of BGC Partners. The majority of BGC Partners’ derivatives contracts are short term in nature.

Critical Accounting Policies and Estimates

The following discussion is based upon the Combined Company’s supplemental consolidated financial statements and the accompanying notes thereto, which have been prepared in accordance with U.S. GAAP. The preparation of these supplemental consolidated financial statements requires BGC Partners to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the supplemental consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. BGC Partners regularly evaluates its estimates and assumptions related to stock-based compensation expense, goodwill and purchased intangible asset valuations, strategic investments, deferred income tax asset valuation allowances, restructuring costs, litigation and other loss contingencies. BGC Partners bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by BGC Partners may differ materially and adversely from its estimates. To the extent there are material differences between BGC Partners’ estimates and the actual results, BGC Partners’ future results of operations will be affected.

BGC Partners believes that the following critical accounting policies affect its more significant estimates and judgments used in the preparation of its supplemental consolidated financial statements and the accompanying notes thereto.

Goodwill

BGC Partners reviews goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. Goodwill is no longer amortized, but instead is subject to periodic testing for impairment. Goodwill impairment is determined using a two-step approach. The first step of the goodwill test compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that difference.

Determining the fair value of goodwill assets is judgmental in nature and involves the use of significant estimates and assumptions. BGC Partners bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Impairment of Long-Lived Assets

BGC Partners reviews long-lived assets, such as property, plant and equipment, and definite lived intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Contingencies

In the normal course of business, BGC Partners has been named as a defendant in various lawsuits and proceedings and has been involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. BGC Partners is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. BGC Partners accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the balance sheet date. BGC Partners has recorded reserves for certain contingencies to which it may have exposure, such as reserves for certain income tax and litigation contingencies and contingencies related to the employer portion of National Insurance Contributions in the United Kingdom. BGC Partners discloses asserted claims when it is at least reasonably possible that an asset had been impaired or a liability had been incurred as of the date of the financial statements and unasserted claims when it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. It is not presently possible to determine BGC Partners’ ultimate exposure to these matters and there is no assurance that the resolution of these matters will not significantly exceed the reserves BGC Partners has accrued. It is BGC Partners’ management’s opinion that the ultimate resolution of these matters, while not likely to have a material adverse effect on BGC Partners’ supplemental consolidated financial condition, could be material to its operating results for any particular period. See “Business—Legal Proceedings.”

Income Taxes

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Estimates and judgment are required in assessing the future tax consequences of events that have been recognized in BGC Partners’ supplemental consolidated financial statements or tax returns.

Recently Adopted Accounting Pronouncements:

SFAS No. 157:    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which we refer to as “SFAS 157.” SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day-one gain or loss on derivative contracts where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. BGC Partners adopted the provisions of SFAS 157 when they became effective on January 1, 2008.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

•	Level 1 Measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 Measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
•	Level 3 Measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Combined Company separates its financial instruments owned and its financial instruments sold, but not yet purchased into two categories: cash instruments and derivative contracts.

•

Cash Instruments—The Combined Company’s cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations, and active listed equities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Combined Company does not adjust the quoted price for such instruments, even in situations where the Combined Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most investment-grade and high-yield corporate bonds, other sovereign government obligations, money market securities, and less liquid listed equities, state, municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy.

•

Derivative Contracts—The Combined Company’s derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives, typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. BGC Partners generally values exchange-traded derivatives using the closing price of the exchange-traded derivatives. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within level 2 of the fair value hierarchy.

See Note 2 – “Fair Value of Financial Assets and Liabilities” in BGC Partners, Inc.’s supplemental condensed consolidated financial statements for the three months ended March 31, 2008 and 2007.

SFAS No. 159:    In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities, which we refer to as “SFAS 159.” SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for BGC Partners as of January 1, 2008. On January 1, 2008, BGC Partners adopted the fair value option for available-for-sale securities. The change in fair value of these instruments is recorded in Principal Transaction Revenues. As a result, the related unrealized loss of $61,000 for the year ended December 31, 2007 was reclassed from accumulated other comprehensive loss to beginning accumulated deficit as a cumulative effect adjustment.

New Accounting Pronouncements:

SFAS No. 141(R):    In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which we refer to as “SFAS 141(R).” SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent consideration. SFAS 141(R) is effective as of January 1, 2009. Early adoption is not permitted. BGC Partners is currently evaluating the potential impact of adopting SFAS 141(R) on its combined financial statements.

SFAS 160:    In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment to ARB No. 51, which we refer to as “SFAS 160.” SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective as of January 1, 2009. Early adoption is not permitted. BGC Partners is currently evaluating the potential impact of adopting SFAS 160 on its combined financial statements.

SFAS No. 161:    In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which we refer to as “SFAS 161.” SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. BGC Partners is currently evaluating the potential impact of adopting SFAS 161.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, BGC Partners holds investment securities and equity investments which are recorded as assets on the accompanying Supplemental Consolidated Statements of Financial Condition. BGC Partners is exposed to the risk that securities prices may fluctuate. BGC Partners enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the accompanying combined statement of financial condition. BGC Partners is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the accompanying supplemental consolidated statement of financial condition. BGC Partners holds derivative contracts and faces potential market risks related to fluctuations in the interest rates, foreign exchange rates and securities prices that these derivative contracts are tied to.

Foreign Currency Risk

BGC Partners is exposed to risks associated with changes in foreign exchange rates. As foreign currency exchange rates change, the U.S. dollar equivalent of revenues and expenses denominated in foreign currencies change. BGC Partners’ U.K. operations generate a majority of their revenues in the British Pound and Euros. On a daily basis, all cash balances except those necessary to pay short term expenses are converted to U.S. dollars. Changes in the translation of BGC Partners’ net assets are recorded as part of its results of operations and fluctuate with changes in foreign currency conversion rates.

BGC Partners does not consider the related economic risk to be material to its results of operations. BGC Partners estimates that a hypothetical 10% adverse change in foreign exchange rates would have resulted in a decrease in net income in its international operations of approximately $2.4 million for the three months ended March 31, 2008 and $2.3 million for the year ended December 31, 2007.

A substantial part of BGC Partners’ foreign currency related business is on a name give-up basis resulting in no market or credit risks. BGC Partners runs a very small principal business in foreign currency. The focus in this business is not to take market risks but to facilitate customer flows with liquidity providers on the other side of the transaction, providing the offsets.

The majority of BGC Partners’ derivative business is concentrated in spot foreign currency transactions with a relatively minor portion in short-dated forwards and options contracts. Exposure to non-performance in BGC Partners’ foreign currency and derivative contracts is minor. BGC Partners’ counterparties can be either major banking institutions, small financial institutions or individual investors. For the small financial institutions and individual investors, the risk is mitigated through the following:

•	Customers are required to post cash margin in advance of trading. Any exceptions are specifically approved by management. All customers are reviewed for their credit status and are monitored periodically for potential default. Notional gross limits set on cumulative outstanding trades for a given customer. All customer positions are realized on a daily basis and rolled forward at market, any resulting profit or loss is credited or charged to their account;

•

Stop loss levels are set against customer positions and stop loss orders are placed with market liquidity providers to ensure that resulting market-driven credit exposure to customers is contained within margins posted. In the case of large institutional customers with unsecured credit limits, stop losses are used to minimize potential credit overages;

•

Any small residual market risk on the desk that may result primarily due to timing mismatches between customer trades and hedges is strictly controlled using value-at- risk, which we refer to as “VAR,” limits. All currency exposures are quantified, including value date mismatches. Exposures are aggregated and a VAR measure is calculated using a one year variance and covariance matrix. Extreme adverse market stresses are also calculated.

The accounting for derivative contracts is established in SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, which we refer to as “SFAS 133.” SFAS 133 requires that an entity recognize all derivative contracts as either an asset or liability and measure those instruments at fair value. The fair values of BGC Partners’ derivative contracts are determined from quoted market prices or other public price sources. BGC Partners does not designate any of its derivative contracts as hedges for accounting purposes. The change in fair value of derivative contracts is reported as part of “Principal transactions” on the accompanying supplemental consolidated statements of operations. All derivative contracts are recorded on a net-by-counterparty basis where management believes a legal right of setoff exists under an enforceable netting agreement.

Interest Rate Risk

BGC Partners had $150.0 million in variable-rate debt outstanding as of March 31, 2008. These debt obligations are subject to fluctuations in interest rates, which impact the amount of interest BGC Partners must pay. If variable interest rates were to increase by 0.50% per annum, the annual impact to BGC Partners’ net income would be a reduction of approximately $0.8 million.

Credit Risk

Credit risk arises from potential non-performance by counterparties and customers. BGC Partners has established policies and procedures to manage its exposure to credit risk. BGC Partners maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the market and counterparty risk from its matched principal and agency businesses. BGC Partners’ brokers may only execute transactions for clients that have been approved by its credit committee following review by its credit department. BGC Partners’ credit approval process generally includes verification of key financial information and operating data and anti-money laundering verification checks. BGC Partners’ credit review process includes consideration of independent credit agency reports and a visit to the entity’s premises, if necessary. BGC Partners has developed and utilizes an electronic credit monitoring system.

Credit approval is granted by BGC Partners’ credit committee, which is comprised of senior management and representatives from its compliance, finance and legal departments. Credit approval is granted subject to certain trading limits and may be subject to additional conditions, such as the receipt of collateral or other credit support. Counterparties are reviewed for continued credit approval on at least an annual basis and the results are provided to the credit committee. Maintenance procedures include reviewing current audited financial statements and publicly available information on the client, collecting data from credit rating agencies, where available, and reviewing any changes in ownership, title or capital of the client.

Principal Transaction Risk

Through its subsidiaries, BGC Partners executes matched principal transactions in which it acts as a “middleman” by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. In a limited number of circumstances, BGC Partners may settle a principal transaction on a free of payment basis or by physical delivery of the underlying instrument.

The number of matched principal trades BGC Partners executes has continued to grow as compared to prior years. Matched principal trades in the less liquid markets on which BGC Partners focuses are less likely to settle on a timely basis than transactions in more liquid markets. Receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations on BGC Partners’ supplemental consolidated statement of financial condition primarily represent the simultaneous purchase and sale of the securities associated with those matched principal transactions that have not settled as of their stated settlement dates. BGC Partners’ experience has been that substantially all of these transactions ultimately settle.

Matched principal transactions expose BGC Partners to risks. In executing matched principal transactions, BGC Partners is exposed to the risk that one of the counterparties to a transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. BGC Partners’ focus on less liquid and OTC markets exacerbates this risk because transactions in these markets are less likely to settle on a timely basis. Adverse movements in the prices of securities that are the subject of these transactions can increase risk. In addition, widespread technological, natural disasters (e.g., tsunamis and earthquakes) or communication failures, such as those which occurred as a result of the terrorist attacks on September 11, 2001 and the blackout in the eastern portion of the United States in August 2003, as well as actual or perceived credit difficulties or the insolvency of one or more large or visible market participants, could cause market-wide credit difficulties or other market disruptions. These failures, difficulties or disruptions could result in a large number of market participants not settling transactions or otherwise not performing their obligations.

BGC Partners is subject to financing risk in these circumstances because if a transaction does not settle on a timely basis, the resulting unmatched position may need to be financed, either directly by BGC Partners or through one of its clearing organizations, at BGC Partners’ expense. These charges may be recoverable from the failing counterparty, but sometimes are not. Finally, in instances where the unmatched position or failure to deliver is prolonged or widespread due to rapid or widespread declines in liquidity for an instrument, there may also be regulatory capital charges required to be taken by BGC Partners, which depending on their size and duration, could limit its business flexibility or even force the curtailment of those portions of its business requiring higher levels of capital. Credit or settlement losses of this nature could adversely affect its supplemental consolidated financial condition or results of operations.

In the process of executing matched principal transactions, miscommunications and other errors by BGC Partners’ clients or BGC Partners can arise whereby a transaction is not completed with one or more counterparties to the transaction, leaving BGC Partners with either a long or short unmatched position. These unmatched positions are referred to as “out trades,” and they create a potential liability for BGC Partners. If an out trade is promptly discovered and there is a prompt disposition of the unmatched position, the risk to BGC Partners is usually limited. If the discovery of an out trade is delayed, the risk is heightened by the increased possibility of intervening market movements prior to disposition. Although out trades usually become known at the time of, or later on the day of, the trade, it is possible that they may not be discovered until later in the settlement process. When out trades are discovered, BGC Partners’ policy is to have the unmatched position disposed of promptly, whether or not this disposition would result in a loss to BGC Partners. The occurrence of out trades generally rises with increases in the volatility of the market and, depending on their number and amount, such out trades have the potential to have a material adverse effect on BGC Partners’ supplemental consolidated financial condition and results of operations.

In addition, liability for unmatched principal transactions could adversely affect BGC Partners’ supplemental consolidated results of operations and balance sheet. BGC Partners allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business, primarily for the purpose of facilitating clients’ execution needs, adding liquidity to a market or attracting additional order flow. As a result, BGC Partners has market risk exposure on these unmatched principal transactions. BGC Partners’ exposure varies based on the size of its overall positions, the terms of the instruments brokered and the amount of time the positions are held before they are disposed of. BGC Partners does not track its exposure to unmatched positions on an intra-day basis; however, it attempts to mitigate its market risk on these positions by hedging its exposure. These unmatched positions are intended to be held short term. However, due to a number of factors, including the nature of the position and access to the market on which it trades, BGC Partners may not be able to match the position and it may be forced to hold the position overnight. To the extent these unmatched positions are not disposed of intra-day, BGC Partners marks these positions to market.

Adverse movements in the securities underlying these positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on BGC Partners’ supplemental consolidated financial condition and results of operations for any particular reporting period.

BGC Partners also attempts to mitigate the risks associated with principal transactions through its credit approval and credit monitoring processes. BGC Partners maintains a credit approval process as described above under the discussion of “Credit Risk” as a means of mitigating exposure to counterparty risk. In addition, BGC Partners’ credit risk department regularly monitors concentration of market risk to financial instruments, countries or counterparties and regularly monitors trades that have not settled within prescribed settlement periods or volume thresholds. BGC Partners has developed and utilizes an electronic risk monitoring system, which provides management with twice daily credit reports that analyze credit concentration.

eSPEED’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting our results of operations and financial condition during the three months ended March 31, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005, respectively. This discussion is provided to increase the understanding of, and should be read in conjunction with, eSpeed’s Consolidated Financial Statements and the accompanying Notes thereto included elsewhere in this prospectus.

For purposes of this section of this prospectus, references to “eSpeed” refers to eSpeed and, together with its subsidiaries, as the “Company,” “we,” “us” or “our.”

Overview

eSpeed is a leader in developing and deploying electronic marketplaces and related trading technology that offer traders access to some of the most efficient, innovative and neutral financial markets in the world. We operate multiple buyer, multiple seller real-time electronic marketplaces for the global capital markets, including the world’s largest government bond markets, the world’s largest foreign exchange markets, and other financial marketplaces, which may be accessed through fully electronic transactions for some products or through an integrated hybrid voice-assisted network accessed by voice brokers. Our suite of marketplace tools provides end-to-end transaction solutions for the purchase and sale of financial products over our global private network or via the Internet. Our neutral platform, reliable network, straight-through processing and proven solutions make us a trusted source for fully electronic and integrated hybrid voice-assisted trading at some of the world’s largest fixed income and foreign exchange trading firms, major exchanges and leading equities trading firms in the world.

On April 1, 2008, BGC Partners OldCo merged with and into eSpeed. The merger, which was recommended by eSpeed’s Special Committee, was approved and adopted by the eSpeed stockholders at a special meeting held on March 14, 2008.

During 2007, we became aware that certain revenues and expenses related to a portion of the development of related party software covered under the Company’s JSA with Cantor required restatement. The Company had accounted for certain fees paid by related parties for software development as revenue in the period when the cash was received. The Company concluded that some of these paid fees should have been deferred and recognized ratably over the future period which such software will be used to provide services to Cantor. The restatement correction reduced revenue from current periods, thereby creating a deferred revenue liability. The restatement also corrected the amortization expense that was recorded in connection with the determination of the period of benefit provided by the developed software.

As a result of the restatement discussed above, a material weakness existed in our internal control over financial reporting with respect to controls over the proper application of generally accepted accounting principles for certain revenues and expenses related to a portion of the development of related party software covered under the JSA.

We have worked diligently to remediate the material weakness by implementing a new critical accounting policy, recruiting additional qualified staff and expanding existing procedures and controls such as formal communication procedures with appropriate computer software development managers. As such, as of December 31, 2007, the material weakness described above has been remediated.

Management’s Review and Outlook for the Future

eSpeed strives for consistent growth and profitability while positioning the company for future success. With our merger with BGC Partners LLC, we are making major efforts towards meeting this objective.

Over the last three years, BGC Partners’ growth has been an increasing revenue contributor to eSpeed and eSpeed’s technology has supported BGC Partners’ growth in hybrid and electronic trading. We believe the merger will benefit our customers as we streamline product development and improve our technology, service and execution. With the closing of the merger on April 1, 2008, we believe our stockholders now have a stake in a much larger and faster growing company. The Combined Company has higher earnings and cash flow than eSpeed on a standalone basis, and we expect it to have greater opportunities, advantages and synergies than either company by itself. Finally, our employee-owners have a major equity stake in the Combined Company, which we believe will result in enhanced employee retention.

For eSpeed, 2007 was a transitional year. We increased our technology investment in our hybrid voice-assisted and fully electronic businesses and recognized significant acquisition and stock-based compensation expenses. We also opened a new data center in the Northeastern United States and invested in new and redundant capital assets to better service the Combined Company. Additionally, the Wagner Patent expired on February 20, 2007, and we therefore no longer receive revenue related to this patent. The 2007 financials were also impacted by substantial litigation costs in connection with an ongoing patent infringement litigation.

Marketplaces

U.S. Treasuries

We consider the trading of U.S. Treasury securities to be both a foundation for our company and an area for incremental growth. We believe that our volume growth in U.S. Treasuries is the result of solid customer relationships, our proprietary technology, the continuation of fixed price arrangements with our largest customers, and the impact of trading incentives at marginally lower commissions contained in many of our tailored pricing arrangements. Our fully electronic revenue per transaction declined during 2007 due to a continued increase in trading volumes among those customers with fixed components to their pricing contracts.

We believe that we remain well positioned to participate in the projected growth in the overall U.S. Treasury market primarily as a result of the increasing use of computer-assisted trading by participants in the market. We expect U.S. Treasury volumes to continue to grow as traders utilize computers to augment and implement their trading strategies.

Hybrid Voice and Screen-Assisted Products

Our integrated hybrid voice-assisted model provides us significant long-term opportunities, both in terms of fully electronic transaction volumes and for increased revenues across our product offerings. Historically, new markets have initially tended to trade by voice alone, often with the help of an inter-dealer broker. As volumes increase and the structure and characteristics of a market standardize over time, the potential to leverage technology and create new hybrid and fully electronic traded products increases, thereby allowing eSpeed, and, in the future, the Combined Company, to generate greater revenues. The combined volumes for hybrid voice and screen-assisted products increased by 25.8% in 2007, compared to 2006.

eSpeed has taken an active role in transitioning voice brokered products to a hybrid model. For example, during 2007 we launched a fully electronic BGC Partners-branded European credit default swaps and foreign exchange options trading platform marketed as “BGC Trader.” Further, the Belgian Debt Agency formally recognized BGC Partners as a designated electronic platform after consultation with the banks that are the Primary Dealers in Belgian Government Securities. Commencing in March 2008, the Belgian Primary Dealers will be able to officially meet their obligations on the BGC Partners platform powered by eSpeed. There is uncertainty, however, regarding the pace at which individual markets or financial instruments migrate from voice-only to hybrid and eventually to fully electronic trading.

Other Products and Investments

With our existing relationships, technology, network and prime location on trader desktops, we have the ability to extend our product-line beyond U.S. Treasuries and hybrid voice and screen-assisted markets. During 2007, we continued to develop and foster the growth of our other products, and announced the formation and our investment in two new business initiatives, Aqua and ELX.

Foreign Exchange—We offer a trading platform that provides foreign exchange spot traders with what we believe is a better way to trade. However, we continue to encounter difficulties sustaining price support from market-makers. Accordingly, we are making strategic adjustments that include the deployment of a complementary second platform targeted at major institutions and market-makers. We believe that this new platform, combined with our experienced sales team and the continued growth in algorithmic trading and desktop traders, has us well positioned to capitalize on this opportunity.

Futures—Our futures business is comprised of an order routing service that offers customers access to the futures markets over the eSpeed network, and the ECCO front-end trading software product that provides sophisticated trading tools such as automated spreading. We continue to focus on improving the structure and scalability of our current business, as well as investing in new product offerings and services. Enhancements to the ECCO product suite, such as faster links to the CME and Eurex exchanges, allow us to offer customers market leading automated spreading capabilities for the largest global futures exchanges.

Aqua—In January 2007, we announced the formation of Aqua Securities, LP, an alternative electronic trading platform offering new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by eSpeed. Concurrent with this announcement, Kevin Foley relinquished his role as President of eSpeed, to lead this initiative as President and CEO of Aqua. During 2007, both companies collectively contributed financial, professional, and technology assets to the new venture, including eSpeed’s former equities order routing business.

On December 27, 2007, we and 11 other leading financial institutions announced the establishment of a fully-electronic futures exchange, ELX. Through a subsidiary, we will hold approximately a 25% interest in the exchange’s operating limited partnership, ESX LP, and its holding company general partner, ESX LLC.

Earnings Summary

For the three months ended March 31, 2008, we had total revenues, total operating expenses, and a net (loss) income of $40.7 million, $41.2 million and ($0.5) million, respectively, compared to the three months ended March 31, 2007 of $41.6 million, $40.3 million and $0.8 million, respectively. The changes in revenue were principally a result of a decrease in fully electronic transactions with related parties and interest income. These decreases in revenue during the three months ended March 31, 2008 were offset by first quarter 2008 revenue increases from voice-assisted and screen-assisted transactions with related parties and Software Solutions and licensing fees from unrelated parties for the three months ended March 31, 2008. Total operating expenses increased during the three months ended March 31, 2008 primarily as a result of increased compensation, other occupancy and communication costs as well as recording our share of net losses from Aqua and ELX, respectively. This increase was partially offset by lower amortization costs from a smaller asset base due to assets impaired during 2007, and the expiration of the Wagner Patent in the three months ended March 31, 2007, and reduced professional and consulting fees.

Our net loss for 2007 was approximately $32.5 million or $0.64 per diluted share compared with net income of approximately $4.7 million or $0.09 per diluted share in 2006. Total revenues for 2007 were $159.2 million, a $5.5 million decrease compared to $164.7 million in 2006. The Wagner Patent, which contributed 2006 fully electronic revenues from unrelated parties and Software Solutions and licensing fees from unrelated parties of $6.2 million and $11.7 million, respectively, expired on February 20, 2007. As such, the Wagner Patent only contributed 2007 fully electronic revenues from unrelated parties and Software Solutions and licensing fees from unrelated parties of $1.3 million and $1.6 million, respectively. The Company no longer receives revenues from this patent. Additionally, in 2006 we received non-recurring gains from September 11th-related replacement insurance and government grant income from related parties of $3.5 million and $3.1 million respectively.

These results were offset by continued growth in our hybrid voice and screen-assisted businesses. Software Solutions fees from related parties were higher due to an increase in rates charged as well as additional demand for our support services from Cantor and BGC.

Total expenses for 2007 were approximately $198.0 million, a $40.9 million increase compared to $157.1 million in 2006. This increase was primarily due to increased compensation expenses due to growth in additional stock-based compensation charges due to the acceleration of unvested, and the granting of fully vested, stock options and restricted stock units in anticipation of the merger. The additional increase was primarily a result of merger-related acquisition expenses, ongoing litigation costs and a related $3.5 million loss contingency.

Outlook

As we look to 2008 and beyond as a Combined Company, we will work towards the following goals:

•	Improving Combined Company pre-tax margins by growing revenues and controlling expense levels.

•	Leveraging our strong customer relationships to further grow our existing products and market share.

•	Delivering innovative technology to further the evolution of new hybrid and fully electronic traded products.

•	Continuing to globalize our footprint by accretively acquiring companies or teams in new markets and product areas.

•	Developing the technology platform to launch and support ELX’s fully-electronic futures exchange.

    Critical Accounting Policies and Estimates

The following discussion is based upon our Consolidated Financial Statements and the accompanying Notes thereto, which have been prepared in accordance with U.S. GAAP. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions related to stock-based compensation expense, goodwill and purchased intangible assets valuations, strategic investments, deferred income tax asset valuation allowances, restructuring costs, litigation and other loss contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our Consolidated Financial Statements and the accompanying Notes thereto.

Related Party Transactions

We share revenues with Cantor, Freedom and CO2e. In addition, we provide technology support services to Cantor, BGC, Freedom and CO2e, and Cantor provides administrative services to us.

Since Cantor holds a controlling interest in us, and holds a significant interest in BGC and Freedom, such transactions among and between us and Cantor, BGC Partners, Freedom and CO2e are on a basis that might not be replicated if such services or revenue sharing arrangements were between, or among, unrelated parties.

We recognize Software Solutions fees from related parties based on the allocated portion of our costs of providing services to our related parties. Such allocation of costs requires us to make estimates and judgments as to the equitable distribution of such costs. In addition, we receive administrative services from Cantor, for which we pay a fee based on Cantor’s good faith determination of an equitable allocation of the costs of providing such services. There is no assurance that we could realize such revenues or obtain services, at such costs, if we had to replicate such arrangements with unrelated parties.

Related Party Software Development Services Revenue Recognition

We receive Software Solutions fees for the development of related party computer software. Up-front fees are deferred and recognized ratably over the future period during which such software will be used to provide services to the related party.

Patents

Intangible assets consist of purchased patents, costs incurred in connection with the filing and registration of patents and the costs to defend and enforce our rights under patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years. The costs of acquired patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method. The costs to defend and enforce our rights under these patents consist primarily of external litigation costs related to the pursuit of patent infringement lawsuits by us, and consist of fees for outside attorneys, technology experts and litigation support services. These costs are capitalized when such costs serve to enhance the value of the related patent, and are amortized over the remaining life of such patent. Should it be determined that the capitalized costs no longer serve to enhance the value of the related patent, such as a situation in which our patent is held to be invalid, these capitalized costs would be expensed in the period in which such determination was made. We believe the inherent value of the patents exceeds their carrying value. However, if the rights afforded us under the patents are not enforced or the patents do not provide the competitive advantages that we anticipated at the time of purchase, we may have to write-down the patents, and such charges could be substantial.

Goodwill and Indefinite Lived Intangible Assets

We review goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. Goodwill is no longer amortized, but instead is subject to periodic testing for impairment. Goodwill impairment is determined using a two-step approach. The first step of the goodwill test compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that difference. Determining the fair value of goodwill assets is judgmental in nature and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions we believe to be reasonable but are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Impairment of Long-Lived Assets

We review long-lived assets, such as property, plant, and equipment, and definite lived intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. We recognized impairment charges for long-lived assets of $4.8 million, $1.9 million and $2.4 million for the year ended December 31, 2007, 2006 and 2005, respectively. We did not recognize any impairment charges for long-lived assets for the three months ended March 31, 2008.

Fixed Assets

We carry fixed assets at cost net of accumulated depreciation. Fixed assets, principally composed of computers, communication equipment and software, are depreciated over their estimated economic useful lives (generally three to seven years) using the straight-line method. Internal and external direct costs of application development and of obtaining software for internal use are capitalized and amortized over their estimated economic useful life (generally three years) on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives, or the remaining lease term, whichever is shorter. Routine repairs and maintenance are expensed as incurred.

Income Taxes

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Estimates and judgment are required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns.

FIN No. 48: In July 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which we refer to as “FIN 48.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 were effective for the Company on January 1, 2007.

At the FIN 48 adoption date of January 1, 2007, the Company had $1.7 million of unrecognized tax benefits, all of which would affect the Company’s effective tax rate if recognized. The Company recorded a cumulative effect adjustment of $0.2 million as a decrease to its January 1, 2007 retained earnings for the accrued interest expense on the unrecognized tax benefit. The Company recognizes interest and penalties related to uncertain tax positions as an accrued expense. At March 31, 2008 and December 31, 2007, the Company had $1.7 million of unrecognized tax benefits. During the first three months of 2008, the Company expensed less than $0.1 million of interest expense related to the unrecognized tax benefit. As of March 31, 2008, the Company had approximately $0.4 million of accrued interest related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states, local and foreign jurisdictions. The Company, with few exceptions, is no longer subject to U.S. federal, state/local or non-U.S. income tax examination by tax authorities for years prior to 2003, 1999 and 2000, respectively.

Results of Operations

Revenues

The following table sets forth certain of eSpeed’s Consolidated Statements of Income data expressed as a percentage of net revenue for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2008		2007		2007		2006		2005
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
	($ in thousands)
Transaction revenues
Fully electronic transactions with related parties	$13,506	33.2%	$16,440	39.5%	$63,941	40.2%	$62,084	37.7%	$74,669	49.2%
Fully electronic transactions with unrelated parties	—	—	1,506	3.6	2,395	1.5	6,937	4.2	—	—

Total fully electronic transactions	13,506	33.2	17,946	43.1	66,336	41.7	69,021	41.9	74,669	49.2
Voice-assisted brokerage transactions with related parties	8,212	20.2	6,974	16.8	27,822	17.4	26,043	15.8	25,192	16.6
Screen-assisted open outcry transactions with related parties	2,313	5.7	1,732	4.2	7,887	5.0	5,675	3.4	2,863	1.9

Total transaction revenues	24,031	59.1	26,652	64.0	102,045	64.1	100,739	61.2	102,724	67.7
Software Solutions fees from related parties	12,969	31.8	8,945	21.5	36,414	22.9	30,822	18.7	24,709	16.3
Software Solutions and licensing fees from unrelated parties	2,083	5.1	3,564	8.6	10,983	6.9	16,981	10.3	15,534	10.2
Insurance recovery from related parties	—	—	—	—	—	—	3,500	2.1	1,692	1.1
Grant income	—	—	—	—	—	—	3,100	1.9	—	—
Gain on sale of investments	—	—	—	—	—	—	—	—	1,015	0.7
Interest income	1,643	4.0	2,473	5.9	9,773	6.1	9,541	5.8	6,160	4.1

Total revenues	$40,726	100.0%	$41,634	100.0%	$159,215	100.0%	$164,683	100.0%	$151,834	100.0%

Revenues—Comparison the three months ended March 31, 2008 and 2007

Total transaction revenues

Total transaction revenues for the three months ended March 31, 2008 were $24.0 million compared with $26.7 million during the three months ended March 31, 2007. There were 61 trading days in the three-month period ended March 31, 2008 and 62 trading days in the three-month period ended March 31, 2007. Total volumes transacted increased by $6,949 billion (approximately $6.9 trillion), or 23.5%, to $36,543 billion (approximately $36.5 trillion) for the three months ended March 31, 2008 from $29,594 billion (approximately $29.6 trillion) for the three months ended March 31, 2007. During the three months ended March 31, 2008, fully electronic, voice-assisted and screen-assisted transaction revenues contributed 56.2%, 34.2% and 9.6% of our total transaction revenues, respectively, compared with 67.3%, 26.2% and 6.5% respectively, for three months ended March 31, 2007.

Fully electronic transaction revenues with related parties for the three months ended March 31, 2008 decreased to $13.5 million from $16.4 million during the comparable period in 2007. Certain long-term U.S. Treasury fixed fee agreements were renewed in connection with the formation of ELX, and concurrently with the Company entering into a technology services agreement with ELX.

Fully electronic transaction revenues with unrelated parties relate to transactions that are neither cleared nor transacted by Cantor. For the three months ended March 31, 2008, there were no fully electronic transaction revenues with unrelated parties, as compared with $1.5 million during the three months ended March 31, 2007. These revenues primarily related to Wagner Patent transactions. The Wagner Patent expired on February 20, 2007.

Voice-assisted brokerage transaction revenues with related parties for the three months ended March 31, 2008 were $8.2 million compared with $7.0 million for the three months ended March 31, 2007. Screen-assisted open outcry transaction revenues with related parties for the three months ended March 31, 2008 were $2.3 million, an increase of $0.6 million during the three months ended March 31, 2007. The increase was primarily due to the growth of BGC’s voice brokerage business and market volatility which drives more market volume.

Our revenues are highly dependent on transaction volume in the global financial product trading markets. Accordingly, among other things, equity and interest rate market volatility, economic and political conditions in the United States and elsewhere in the world, concerns over inflation, institutional and consumer confidence levels, the availability of cash for investment by mutual funds and other wholesale and retail investors, fluctuating interest and exchange rates and legislative and regulatory changes and currency values may have an impact on our volume of transactions. In addition, a significant amount of our revenues is currently received in connection with our relationship with related parties, primarily Cantor.

Software Solutions fees from related parties

Software Solutions fees from related parties for the three months ended March 31, 2008 were $13.0 million compared with $8.9 million during the three months ended March 31, 2007. This increase was primarily due to technology services and the software license provided to ELX, in conjunction with the technology services agreement, which commenced in January 2008.

Software Solutions and licensing fees from unrelated parties

Software Solutions and licensing fees from unrelated parties for the three months ended March 31, 2008 were $2.1 million compared with $3.6 million during the three months ended March 31, 2007. The decrease is primarily due to the Wagner Patent transactions, which Patent expired on February 20, 2007.

Interest income

During the three months ended March 31, 2008, the blended weighted-average interest rate that we earned on overnight reverse repurchase agreements and money market Treasury funds was 3.5% compared with 5.46% during the three months ended March 31, 2007. As a result of the decrease in the weighted-average interest rate and lower average cash balances between periods, we generated interest income of $1.6 million for the three months ended March 31, 2008 compared with $2.5 million for the three months ended March 31, 2007. Additionally, for the three months ended March 31, 2008, interest income relating to the Cantor loan was approximately $81,500.

Revenues—Comparison of the years ended December 31, 2007 and 2006

Total transaction revenues

Total transaction revenues for 2007 were $102.0 million compared with $100.7 million in 2006. There were 251 trading days in 2007 and 250 trading days in 2006. Fully electronic, voice-assisted, and screen-assisted volumes transacted increased by $23,135 billion (approximately $23.1 trillion), or 23.6%, to $121,050 billion (approximately $121.0 trillion) for 2007 from $97,915 billion (approximately $97.9 trillion) for 2006. During 2007, fully electronic, voice-assisted and screen-assisted transaction revenues contributed 65.0%, 27.3% and 7.7% of our total transaction revenues, respectively, compared with 68.5%, 25.9% and 5.6% respectively, in 2006.

Fully electronic transaction revenues with related parties for 2007 were $63.9 million, a $1.8 million or 2.9% increase from $62.1 million in 2006. This increase was primarily the result of higher trading volumes on the eSpeed system. Total Fully Electronic volume on the eSpeed platform in 2007 was $50.9 trillion compared with $42.2 trillion for 2006.

For the year ended December 31, 2007, fully electronic transaction revenues with unrelated parties were $2.4 million, of which $1.3 million was related to the Wagner Patent. The Wagner Patent expired on February 20, 2007.

Voice-assisted brokerage revenues with related parties for 2007 were $27.8 million, an increase of 6.9% from $26.0 million in 2006. This increase was due to BGC’s investment and expansion in the voice brokerage business.

Screen-assisted open outcry revenues with related parties for 2007 were $7.9 million, an increase of 38.6% from $5.7 million in 2006. The increase was also due to BGC’s investment and expansion in the voice brokerage business.

Our revenues are highly dependent on transaction volume in the global financial product trading markets. Accordingly, among other things, equity and interest rate market volatility, economic and political conditions in the United States and elsewhere in the world, concerns over inflation, institutional and consumer confidence levels, the availability of cash for investment by mutual funds and other wholesale and retail investors, fluctuating interest and exchange rates and legislative and regulatory changes and currency values may have an impact on our volume of transactions. In addition, a significant amount of our revenues is currently received in connection with our relationship with related parties, primarily Cantor.

Software Solutions fees from related parties

Software Solutions fees from related parties for 2007 were $36.4 million compared with $30.8 million in 2006, an increase of 18.2%. This increase resulted from an increase in demand for our support services due to the growth of both the Cantor and BGC businesses.

Software Solutions and licensing fees from unrelated parties

Software Solutions and licensing fees from unrelated parties for 2007 were $11.0 million compared with $17.0 million in 2006, a decrease of $6.0 million or 35.3%. This decrease was primarily due to the expiration of the Wagner Patent on February 20, 2007. Wagner Patent related revenues were $1.6 million in 2007 as compared with $11.7 million in 2006. This decrease was partially offset by growth in ECCO revenue and other licenses. While we have some uncertainty regarding our licensing fee revenues, we have a broad intellectual property patent portfolio that we believe will be valuable in the future.

Insurance recovery from related parties

In 2006, we recognized a gain of $3.5 million for insurance proceeds received from Cantor related to the September 11 events. We do not expect to receive additional insurance proceeds.

Grant income

During the fourth quarter of 2006, we recognized grant income of $3.1 million related to World Trade Center Business Recovery from Disproportionate Loss Program and the World Trade Center Job Creation and Retention Program as we met all the various thresholds established in the grant agreements. We do not expect to receive additional income from this grant.

Interest income

For 2007, the blended weighted-average interest rate that we earned on overnight reverse repurchase agreements and money market Treasury funds was 5.3% compared with 5.2% in 2006. As a result of the increase in the weighted-average interest rate and average balances between years, we generated interest income of $9.8 million for 2007 compared with $9.5 million for 2006, an increase of 3.2%. Additionally, for the year ended December 31, 2007, interest income relating to the Cantor loan was approximately $1.5 million.

Revenues—Comparison of the years ended December 31, 2006 and 2005

Total transaction revenues

Total transaction revenues for 2006 were $100.7 million compared with $102.7 million in 2005. There were 250 trading days in both years. Fully-electronic, voice-assisted, and screen-assisted volumes transacted increased by $28,371 billion (approximately $28.4 trillion), or 40.8%, to $97,915 billion (approximately $97.9 trillion) for 2006 from $69,544 billion (approximately $69.5 trillion) for 2005. During 2006, fully electronic, voice-assisted and screen-assisted transaction revenues contributed 68.5%, 25.9% and 5.6% of our total transaction revenues, respectively, compared with 72.7%, 24.5% and 2.8% respectively, in 2005.

Fully electronic transaction revenues with related parties for 2006 were $62.1 million, a $12.6 million or 16.9% decrease from $74.7 million in 2005. This decrease was primarily the result of our customers’ continued transition to fixed fee pricing from a variable fee commission model. This decline was partially offset by higher trading volumes on the eSpeed platform of $42.2 trillion for 2006.

For the year ended December 31, 2006, fully electronic transaction revenues with unrelated parties were $6.9 million, of which $6.2 million related to Wagner Patent transactions. The Wagner Patent expired on February 20, 2007.

Voice-assisted brokerage revenues with related parties for 2006 were $26.0 million, an increase of 3.2% from $25.2 million in 2005. This increase was primarily due to BGC’s investment and expansion in the voice brokerage business partially offset by the effects of desk consolidations following the Maxcor acquisitions.

Screen-assisted open outcry revenues with related parties for 2006 were $5.7 million, an increase of 96.6% from $2.9 million in 2005. The increase was primarily due to BGC’s investment and expansion in the voice brokerage business and BGC’s trading desks migrating to screen-assisted open outcry from voice only desks.

Software Solutions fees from related parties

Software Solutions fees from related parties for 2006 were $30.8 million compared with $24.7 million in 2005, an increase of 24.7%. This increase resulted from an increase in demand for our support services due to the growth of both the Cantor and BGC businesses.

Software Solutions and licensing fees from unrelated parties

Software Solutions and licensing fees from unrelated parties for 2006 were $17.0 million compared with $15.5 million in 2005, an increase of 9.7%. This increase was primarily due to additional Wagner Patent fees as we earned revenues of approximately $11.7 million in 2006 as compared with $10.0 million in 2005. The Wagner Patent expired on February 20, 2007. While we have some uncertainty regarding our licensing fee revenues, we have a broad intellectual property patent portfolio that we believe will be valuable in the future.

Insurance recovery from related parties

In 2006, we recognized a gain of $3.5 million for insurance eSpeed’s proceeds received from Cantor related to the September 11 events. In 2005, we recognized a gain of $1.7 million for insurance proceeds received from Cantor related to the September 11 Events.

Grant income

During the fourth quarter of 2006, we recognized grant income of $3.1 million related to World Trade Center Business Recovery from Disproportionate Loss Program and the World Trade Center Job Creation and Retention Program as we met all the various thresholds established in the grant agreements.

Gain on sale of investments

During 2005, we sold the secured convertible bond issued by EasyScreen PLC. As a result, we recorded a pre-tax gain of $1.0 million. There were no gains on sale of investments in 2006.

Interest income

For 2006, the blended weighted-average interest rate that we earned on overnight reverse repurchase agreements and money market Treasury funds was 5.2% compared with 3.3% in 2005. As a result of the increase in the weighted-average interest rate and average balances between years, we generated interest income of $9.5 million for 2006 compared with $6.2 million for 2005, an increase of 54.9%.

Expenses

The following table sets forth certain Consolidated Statements of Income data, as restated, expressed as a percentage of total expenses for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2008		2007		2007		2006		2005
	Amount	% of Total Expenses	Amount	% of Total Expenses	Amount	% of Total Expenses	Amount	% of Total Expenses	Amount	% of Total Expenses
	(in thousands)
Compensation and employee benefits	$14,256	34.6%	$14,166	35.2%	$73,218	37.0%	$52,765	33.6%	$50,633	33.8%
Amortization of software development costs and other intangible assets	4,190	10.1	5,525	13.7	20,331	10.2	23,811	15.2	20,093	13.4
Other occupancy and equipment	10,091	24.5	9,377	23.3	37,067	18.7	37,280	23.7	30,678	20.5
Administrative fees to related parties	3,445	8.4	3,521	8.7	13,824	7.0	12,598	8.0	13,938	9.3
Professional and consulting fees	2,187	5.3	2,895	7.2	17,361	8.8	9,464	6.0	8,788	5.9
Impairment of long-lived assets	—	0.0	—	—	4,757	2.4	1,861	1.2	2,386	1.6
Communications and client networks	2,840	6.9	2,103	5.2	9,117	4.6	8,101	5.2	8,157	5.4
Marketing	—	—	—	—	918	0.5	852	0.5	1,596	1.1
Amortization of non-employee securities	—	—	226	0.6	—	0.0	19	0.0	318	0.2
Provision for loss contingency	—	—	—	—	3,500	1.8	—	0.0	—	0.0
Acquisition related costs	—	—	—	—	6,641	3.3	2,026	1.3	3,327	2.2
Other	4,227	10.2	2,439	6.1	11,246	5.7	8,289	5.3	9,896	6.6

Total operating expenses	$41,236	100.0%	$40,252	100.0%	$197,980	100.0%	$157,066	100.0%	$149,810	100.0%

Expenses—Comparison of the three months ended March 31, 2008 and 2007

Compensation and employee benefits

Compensation costs for the three months ended March 31, 2008 were $14.3 million compared with $14.2 million during the comparable period in 2007. The $0.1 million, or 0.7%, increase in compensation costs resulted from annual pay increases, additional headcount and stock-based compensation expense. Substantially all of our employees are full-time employees located predominately in the New York metropolitan area and London. Compensation costs include salaries, bonuses, payroll taxes and costs of employer-provided benefits for our employees.

Amortization of software development costs and other intangible assets

Amortization of software development costs and other intangible assets was $4.2 million for the three months ended March 31, 2008, a decrease of $1.3 million, or 23.6%, compared with $5.5 million during the comparable period in 2007. This decrease was the result of a smaller asset base due to assets impaired during 2007, and the expiration of the Wagner Patent in the first quarter of 2007.

Other occupancy and equipment

Other occupancy and equipment costs were $10.1 million for the three months ended March 31, 2008, a $0.7 million, or 7.4%, increase compared with $9.4 million for the comparable period in 2007. The increase was attributable to the cost to operate our new Northeast data center opened in late 2007.

Administrative fees to related parties

Under an Administrative Services Agreement, Cantor provides various administrative services to us, including accounting, tax, legal, human resources and facilities management, for which we reimburse Cantor for the direct and indirect costs of providing such services.

Administrative fees to related parties slightly decreased to $3.4 million for the three months ended March 31, 2008 compared with $3.5 million for the comparable period in 2007. Administrative fees to related parties are dependent upon both the costs incurred by Cantor and the amount of Cantor’s administrative services that is utilized by us.

Professional and consulting fees

Professional and consulting fees were $2.2 million for the three months ended March 31, 2008 compared with $2.9 million for the comparable period in 2007, a decrease of 24.1%. This decrease was primarily the result of reduced legal expenses incurred in connection with an ongoing patent litigation, slightly offset by increased audit expenses.

Communications and client networks

Communications and client networks costs were $2.8 million for the three months ended March 31, 2008 compared with $2.1 million for the comparable period in 2007. In the first quarter of 2008 we incurred additional ongoing costs related to the opening of our new Northeast data center and increased circuit costs for our private client network.

Communications and client networks costs include the costs of local and wide area network infrastructure, the cost of establishing the client network linking clients to us, data and telephone lines, data and telephone usage and other related costs. We anticipate expenditures for communications and client networks may increase in the near future as we continue to connect additional customers to our network.

Other expenses

Other expenses consist primarily of insurance costs, recruiting, travel, net losses or income from our equity investments, promotional and entertainment expenditures. For the three months ended March 31, 2008, other expenses were $4.2 million, an increase of approximately $1.8 million, or 75%, compared with other expenses of $2.4 million for the comparable period in 2007. The increase was primarily due to equity losses in Aqua and ELX, which were $0 for the three months ending March 31, 2007.

Income taxes

During the three months ended March 31, 2008, we recorded an income tax benefit of $0.1 million compared with an income tax expense of $0.5 million during the three months ended March 31, 2007. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings.

Expenses—Comparison of the years ended December 31, 2007 and 2006

Compensation and employee benefits

Compensation costs for 2007 were $73.2 million compared with $52.8 million for 2006. The $20.4 million or 38.6% increase in compensation costs resulted from higher salaries and benefits, headcount growth, severance payments and the expense related to the acceleration of unvested, and the granting of fully vested, stock options and restricted stock units.

Substantially all of our employees are full-time employees located predominately in the New York metropolitan area and London. Compensation costs include salaries, bonuses, stock based compensation, payroll taxes and costs of employer-provided benefits for our employees.

Amortization of software development costs and other intangibles

Amortization of software development costs and other intangibles was $20.3 million for 2007, a decrease of $3.5 million, or 14.7%, compared with $23.8 million in 2006. The decrease was primarily related to the Wagner Patent expiration on February 20, 2007. During 2007, we recorded Wagner Patent amortization of approximately $0.6 million compared with $4.8 million in 2006.

Other occupancy and equipment costs

Occupancy and equipment costs were $37.1 million for 2007, a $0.2 million or 0.6% decrease compared with $37.3 million for 2006. The 2007 expenses associated with our new northeast data center offset a one-time cost associated with the relocation of our London offices in 2006.

Occupancy expenditures primarily consisted of the rent and facilities costs of our offices in the New York metropolitan area and London. During the first quarter of 2005, we relocated employees to our new global headquarters at 110 E. 59th Street in New York’s midtown Manhattan, and during the first half of 2006, we relocated our London employees to our new offices located in the Canary Wharf section of London.

Administrative fees to related parties

Under the pre-merger administrative services agreement, Cantor provides various administrative services to us, including accounting, tax, legal, human resources and facilities management, for which we reimburse Cantor for the direct and indirect costs of providing such services.

Administrative fees to related parties were $13.8 million for 2007, an increase of $1.2 million, or 9.5%, compared with $12.6 million in 2006. Administrative fees to related parties are dependent upon both the costs incurred by Cantor and the portion of Cantor’s administrative services that is utilized by us.

Professional and consulting fees

Professional and consulting fees were $17.4 million for 2007 compared with $9.5 million for 2006, an increase of $7.9 million, or 83.2%. This increase was primarily the result of on-going litigation costs as well as increased consulting and audit expenses.

Impairment of long-lived assets

Impairment charges were $4.8 million for 2007 compared with $1.9 million for 2006, an increase of $2.9 million, or 152.6%. In 2007 and 2006, we incurred impairment charges primarily related to discarded software development and fixed assets no longer in service.

Communications and client networks

Communications costs were $9.1 million for 2007 compared with $8.1 million in 2006, an increase of $1.0 million or 12.3%. In 2007, we incurred additional costs related to the opening of our new northeast data center and increased circuit costs for our private client network.

Communications and client networks costs include the costs of local and wide area network infrastructure, the cost of establishing the client network linking clients to us, data and telephone lines, data and telephone usage and other related costs. We anticipate expenditures for communications and client networks may increase in the near future as we continue to connect additional customers to our network.

Provision for loss contingency

On October 10, 2007, a jury rendered a verdict that eSpeed and ECCO willfully infringed the patents in suit, and that eSpeed did not invalidate the patents. As such, we have accrued a loss contingency of $3.5 million for 2007.

Acquisition-related costs

During 2007, we recorded $6.6 million of acquisition-related costs, which were primarily related to the merger, an increase of $4.6 million, compared with $2.0 million of acquisition-related costs we recorded in 2006. These costs primarily included legal, advisory and other related expenses.

Other expenses

Other expenses consist primarily of insurance costs, recruiting, travel, net losses from our equity investments, promotional and entertainment expenditures. For 2007, other expenses were $11.2 million, an increase of $2.9 million, or 34.9%, compared with other expenses of $8.3 million for the comparable period in 2006. This increase was primarily due to higher recruiting fees and equity losses in Aqua.

Income taxes

During 2007, we recorded an income tax benefit of $6.3 million corresponding to a 16.1% effective tax rate, compared with an income tax provision of $3.0 million corresponding to a 38.9% effective tax rate in 2006. Our consolidated effective tax rate can vary from period to period depending on, among other factors, permanent differences and the geographic and business mix of our earnings.

Expenses—Comparison of the years ended December 31, 2006 and 2005

Compensation and employee benefits

Compensation costs for 2006 were $52.8 million compared with $50.6 million for 2005. The $2.2 million or 4.4% increase in compensation costs resulted from higher salaries and benefits. Additionally, with the adoption of SFAS 123R on January 1, 2006, we recognized approximately $0.6 million of SFAS 123R expense in 2006.

Amortization of software development costs and other intangibles

Amortization of software development costs and other intangibles was $23.8 million for 2006, an increase of $3.7 million, or 18.4%, compared with $20.1 million in 2005. This increase was related to accelerated amortization of $1.2 million due to the anticipated early retirement of certain of our internally developed software which was replaced in the second quarter of 2006, continued investment in software development activities during the prior 12 months and an increase in the amortization of software development. During the years ended December 31, 2006 and 2005, we recorded Wagner Patent and defense costs amortization of approximately $4.8 million. Our Wagner Patent and defense costs were fully amortized in the first quarter of 2007.

Other occupancy and equipment costs

Occupancy and equipment costs were $37.3 million for 2006, a $6.6 million or 21.5% increase compared with $30.7 million for 2005. The increase was $3.8 million in rent primarily attributable to the relocation of our London offices, and $2.7 million related to increased depreciation and computer expense from information technology equipment and fixed asset purchases as we continued to invest in our technical platform to support the growth of our fully-electronic businesses and our affiliated voice brokers.

Occupancy expenditures primarily consisted of the rent and facilities costs of our offices in the New York metropolitan area and London. During the first quarter of 2005, we relocated employees to our new global headquarters at 110 E. 59th Street in New York’s midtown Manhattan, and during the first half of 2006, we relocated our London employees to our new offices located in the Canary Wharf section of London.

Administrative fees to related parties

Under the pre-merger administrative services agreement, Cantor provides various administrative services to us, including accounting, tax, legal, human resources and facilities management, for which we reimburse Cantor for the direct and indirect costs of providing such services. Administrative fees to related parties are dependent upon both the costs incurred by Cantor and the portion of Cantor’s administrative services that is utilized by us. Administrative fees to related parties amounted to $12.6 million for 2006, a decrease of $1.3 million, or 9.4%, compared with $13.9 million in 2005.

Professional and consulting fees

Professional and consulting fees were $9.5 million for 2006 compared with $8.8 million for 2005, an increase of $0.7 million, or 7.7%. This increase was primarily the result of increase in technology consulting expenses during the second half of 2006.

Impairment of long-lived assets

Impairment charges were $1.9 million for 2006 compared with $2.4 million for 2005, a decrease of $0.5 million, or 20.8%. In 2006 and 2005, we incurred impairment charges primarily related to discarded software development and fixed assets no longer in service.

Communications and client networks

Communications costs were $8.1 million for 2006 compared with $8.2 million in 2005. We anticipate expenditures for communications and client networks may increase in the future as we continue to connect additional customers to our network.

Amortization of business partner and non-employee securities

We enter into strategic alliances with other industry participants in order to expand our business and to enter into new marketplaces. As part of these strategic alliances, we have issued warrants and convertible preferred stock. These securities do not require cash outlays and do not represent a use of our assets. The expense related to these issuances is based on the value of the securities being issued and the structure of the transaction. Generally, this expense is amortized over the term of the related agreement.

Charges in relation to the amortization of business partner and non-employee securities were $19,000 for 2006 compared with $0.3 million in 2005. The decrease resulted from non-employee options that became fully amortized at the end of the first quarter of 2006.

Acquisition-related costs

During 2006, we recorded $2.0 million of acquisition-related costs with respect to a potential acquisition that we determined not to pursue further at that time. During the comparable period in 2005, we recorded $3.3 million of acquisition-related costs. These costs primarily included legal, advisory and other related expenses.

Other expenses

Other expenses consist primarily of insurance costs, travel, promotional and entertainment expenditures. For 2006, other expenses were $8.3 million, a decrease of $1.6 million, or 16.2%, compared with other expenses of $9.9 million for the comparable period in 2005. This decrease was principally due to lower travel and entertainment related expenses and a collection of a fully reserved receivable of $0.7 million related to a legal settlement with Municipal Partners.

Income taxes

During 2006, we recorded an income tax provision of $3.0 million corresponding to a 38.9% effective tax rate, compared with an income tax provision of $0.4 million corresponding to a 24.2% effective tax rate in 2005. Our consolidated effective tax rate can vary from period to period depending on, among other factors, permanent differences and the geographic and business mix of our earnings.

Market Summary

The following table provides certain volume and transaction count information on the eSpeed system for the periods indicated:

	1Q07	2Q07	3Q07	4Q07	1Q08
Volume (in billions)
Fully Electronic Volume – Excluding New Products(1)	$11,809	$10,281	$12,689	$11,364	$13,155
Fully Electronic Volume – New Products(1)	1,415	1,066	990	1,335	1,405

Total Fully Electronic Volume	13,224	11,347	13,679	12,699	14,560
Voice-Assisted Volume	8,884	9,820	10,883	9,769	12,967
Screen-Assisted Volume	7,486	7,317	8,438	7,503	9,016

Total Voice/Screen-Assisted Volume	16,370	17,137	19,321	17,272	21,983

Total Volume	$29,594	$28,484	$33,000	$29,971	$36,543

Transaction Count (in thousands, except for days)
Fully Electronic Transactions – Excluding New Products	2,062	1,749	2,661	2,811	3,866
Fully Electronic Transactions – New Products	144	154	128	126	248

Total Fully Electronic Transactions	2,206	1,903	2,789	2,937	4,114
Voice-Assisted Transactions	201	210	216	202	232
Screen-Assisted Transactions	93	114	119	117	136

Total Voice/Screen-Assisted Volume	294	324	335	319	368

Total Transactions	2,500	2,227	3,124	3,256	4,482

Trading Days	62	64	63	62	61
U.S. Primary Dealer Treasury Volume (in billions)
U.S. Treasury Volume	$34,437	$33,100	$39,414	$35,044	$41,815
Average Daily U.S. Treasury Volume	$555	$517	$626	$565	$685

(1)	New products are defined as foreign exchange, interest rate swaps, repay futures and credit default swaps.

Reported volumes and transaction counts include transactions by Cantor and its affiliates that participate in certain of our marketplaces by posting quotations for their accounts and by acting as principal on trades. While the principal participation may vary widely from product to product and may be significant for any given product or period, in no case does the principal participation by Cantor and its affiliates exceed 10% of any of the reported volume or transaction counts, except as otherwise noted. Such activity is intended, among other things, to assist these affiliates in managing their proprietary positions, and to facilitate transactions, add liquidity, increase commissions and attract additional order flow to the eSpeed system and revenue to both us and Cantor and its affiliates.

Quarterly Market Activity

Fully electronic volume on our system, excluding new products, was $13.2 trillion for the first quarter of 2008, up 11.9% from $11.8 trillion for the three months ended March 31, 2007. Fully electronic volume on our system for new products, which we define as foreign exchange, interest rate swaps, repurchase agreements, futures, and credit default swaps was, $1.4 trillion for the three months ended March 31, 2008, and remained flat for the three months ended

March 31, 2007. Our combined voice-assisted and screen-assisted volume in the three months ended March 31, 2008 was $22.0 trillion, an increase of 34.1% from $16.4 trillion in the three months ended March 31, of 2007.

Yearly Market Activity

Fully electronic volume on our system, excluding new products, was $46.1 trillion for the year ended December 31, 2007, up 20.1% from $38.4 trillion for the year ended December 31, 2006. Our combined voice-assisted and screen-assisted volume for the year ended December 31, 2007 was $70.1 trillion, an increase of 25.9% from $55.7 trillion for the year ended December 31, 2006.

Fully electronic volume on our system for new products was $4.8 trillion for year ended December 31, 2007, up 26.3% against the $3.8 trillion for the year ended December 31, 2006.

Seasonality

The financial markets in which we operate are generally affected by seasonality. Traditionally, the financial markets around the world experience lower volume during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, transaction volume levels may decrease during those periods. The timing of the holidays generally contributes to a slowdown in transaction volume.

Liquidity and Capital Resources

Our principal source of liquidity is our operating cash flow. This cash-generating capability is one of our strengths and provides us with substantial financial flexibility in meeting operating, investing and financing needs. At March 31, 2008, we had cash and cash equivalents of $18.8 million, a decrease of $79.1 million compared with $97.9 million at December 31, 2007. This decrease in cash was primarily related to the 3.875% Promissory Note agreement (the “Promissory Note”) entered into with BGC Holdings on March 31, 2008, prior to the closing of the merger, where eSpeed agreed to lend BGC Holdings the principal sum of $115 million. This was offset by the payback of an outstanding balance of $65 million on the Secured Promissory Note and Pledge Agreement dated July 26, 2007, which we refer to as the “Secured Loan,” with Cantor in which we agreed to lend Cantor up to $100 million on a secured basis from time to time. As of March 31, 2008, the outstanding balance of the Promissory Note was $115 million, all of which was repaid on April 4, 2008, and the outstanding balance on the Secured Loan was $0.

Operating Activities

During the three months ended March 31, 2008, our operating activities used cash of $22.1 million compared with cash provided of $13.7 million during the comparable period in 2007. For the three months ended March 31, 2008, we recorded a net loss of $0.5 million compared with the three months ended March 31, 2007, in which we recorded net income of $0.8 million. For the three months ended March 31, 2008 compared to the three months ended March 31, 2007, the payable to related parties and receivable from related parties increased by $22.2 million primarily due to the timing of payments. Additionally, other assets increased by $7.0 million due to increased license fee and other receivables, and prepaid computer maintenance and insurance expenses, during the three months ended March 31, 2008 compared to the three months ended March 31, 2007.

During the year ended December 31, 2007, our operating activities provided cash of $16.6 million compared with $36.8 million during the comparable period in 2006. For the year ended

December 31, 2007 compared with the year ended December 31, 2006, we recorded a net loss of $32.5 million versus $4.7 million in net income for the comparable period in 2006. For the year ended December 31, 2007 compared with the year ended December 31, 2006, depreciation and amortization expenses decreased by approximately $5.0 million as a result of the expiration of the Wagner Patent on February 20, 2007, and accelerated amortization in 2006 due to the early retirement of certain internally developed software. Stock-based compensation increased by $10.5 million due to the acceleration of unvested, and granting of fully vested, stock options and restricted stock units. The $1.9 million decrease in the recognition of deferred revenue for the year ended December 31, 2007 as compared with the year ended December 31, 2006 was a result of recognizing income related to the World Trade Center Business Recovery from Disproportionate Loss Program and the World Trade Center Job Creation and Retention Program during the fourth quarter of 2006. Also during 2007, we impaired long-lived assets of approximately $4.8 million versus $1.9 million during 2006.

These changes were partially offset by the increase in accounts payable and accrued liabilities of $5.0 million, which was primarily due to increased expenses and the timing of payments to vendors. Other assets for the year ended December 31, 2007 as compared with the year ended December 31, 2006 decreased primarily due to cash payments for receivables related to the licensing of the Wagner Patent which were outstanding in the prior year and a decrease in restricted cash of $1.8 million, partially offset by $4.4 million of deferred income taxes. Operating cash flows consist of transaction revenues and Software Solutions fees from related and unrelated parties, licensing fees from unrelated parties, various fees paid to or costs reimbursed to Cantor, other costs paid directly by us and interest income. In its capacity as a fulfillment service provider, Cantor processes and settles transactions and, as such, collects and pays the funds necessary to clear transactions with the counterparty. In doing so, Cantor receives our portion of the transaction fee and, in accordance with the JSA, remits the amount owed to us. In addition, we have entered into similar services agreements with BGC, Freedom and CO2e. Under the pre-merger administrative services agreement, the JSA and the services agreements with Cantor, Freedom, and CO2e, any net receivable or payable is settled monthly.

Investing Activities

During the three months ended March 31, 2008, we used cash in investing activities of $57.8 million compared with $8.7 million during the three months ended March 31, 2007. The increase was primarily related to the Promissory Note to BGC U.S. of $115 million offset by the payback of the Secured Loan to Cantor of $65 million. Other uses of cash for the three months ended March 31, 2008 as compared with the three months ended March 31, 2007 included $1.0 million of investments in our unconsolidated entities and a $1.3 million increase in the purchase of fixed assets. These were offset by a decrease in capitalized software development costs of $2.0 million and a decrease in restricted cash of $1.0 million.

During the year ended December 31, 2007, we used cash in investing activities of approximately $106.8 million compared with $28.2 million during the comparable period in 2006. The increase was primarily related to the secured loan to Cantor of $65.0 million, an increase of $4.0 million in software development costs which were capitalized, a $3.9 million increase in fixed assets purchases, the purchase of $2.4 million available-for-sale marketable securities, and an investment in Aqua of $1.4 million. These increases were offset by the return of $1.8 million of restricted cash during the year ended December 31, 2007. Additionally, during the year ended December 31, 2006, we received $3.5 million in insurance proceeds related to the replacement of fixed assets lost in the September 11 events.

As part of our overall cash strategy, we currently enter into reverse repurchase agreements with Cantor and its affiliates as short-term investments. As an alternative to this policy of investing our cash in reverse repurchase agreements with Cantor, on July 26, 2007 we entered into the Secured Loan with Cantor in which we agreed to lend to Cantor up to $100,000,000 on a secured basis from time to time. The Secured Loan is guaranteed by a pledge of eSpeed Class A common stock or Class B common stock owned by Cantor equal to 125% of the outstanding Secured Loan amount, as determined on a next day basis. The Secured Loan will bear interest at the market rate for equity repurchase agreements plus 0.25% and is payable on demand. The interest rate of the Secured Loan on December 31, 2007 was 3.75%. The outstanding balance, if any, would result in a reduction of our cash and cash equivalents and an increase in our Secured Loan receivable from Cantor. As of March 31, 2008, the outstanding balance of the Secured Loan was $0.

Financing Activities

During the three months ended March 31, 2008, our financing activities provided cash of $0.8 million compared with cash used by financing activities of $0.3 million for the three months ended March 31, 2007. The cash provided by financing activities primarily related to cash received from stock option exercises. During the three months ended March 31, 2008, we did not repurchase any shares of Class A common stock under our repurchase plan approved by our board of directors. However, during the three months ended March 31, 2007, we did make cash outflows related to cash settlements for purchases of our Class A common stock from the year ended December 31, 2006. Our board of directors has authorized the repurchase of up to $100 million of our outstanding Class A common stock, of which $58.2 million remained available for repurchase as of March 31, 2008. In the future, we may repurchase shares opportunistically.

During 2007, our financing activities were approximately $0.1 million compared with cash provided by financing activities of $0.8 million in the comparable period in 2006. During the year ended December 31, 2007, we made no Class A common stock repurchases under our repurchase plan approved by our board of directors. However, we did make cash payments related to purchases of our Class A common stock from the year ended December 31, 2006. These outflows were offset by cash proceeds generated from the exercise of employee stock options. Our board of directors has authorized the repurchase of up to $100 million of our outstanding Class A common stock, of which $58.2 million remained available for repurchase as of December 31, 2007.

We anticipate, based on management’s experience, the pending merger and current industry trends, that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we believe that there are a number of capital intensive opportunities for us to improve our growth and strategic position, including, among other things, acquisitions, strategic alliances and joint ventures potentially involving all types and combinations of equity, debt, acquisition, recapitalization and reorganization alternatives. As a result, we may need to raise additional funds to:

•	increase the regulatory net capital necessary to support our operations;

•	support growth in our business;

•	develop new or enhanced services and products;

•	respond to competitive pressures;

•	acquire complementary technologies and businesses; and

•	respond to unanticipated requirements.

We cannot assure you that we will be able to obtain additional financing when needed on terms that are acceptable, if at all. We are continually considering such options, including the possibility of additional repurchases of our Class A common stock, and their effect on our liquidity and capital resources.

Aggregate Contractual Obligations

As of December 31, 2007, our significant contractual obligations amounted to $71.6 million, consisting of the following payments:

Contractual Obligations	2008	2009	2010	2011	2012	2013 and thereafter
Leases(1)	$5,060	$5,072	$5,076	$5,018	$5,113	$46,276

(1)	Operating lease obligations were to Cantor, principally related to office space.

As of December 31, 2007, we did not have any long-term debt.

Off-Balance Sheet Arrangements

As of March 31, 2008 and December 31, 2007, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Newly Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material impact on our financial condition, results of operations or cash flows. We have categorized securities owned as Level 1, since their fair value are based on unadjusted quoted prices from active markets.

In February 2007, the FASB issued SFAS 159. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. On January 1, 2008, we adopted the fair value option for our available-for-sale securities. The change in fair value of these instruments is recorded in Principal Transactions Revenues. As a result, the related unrealized loss of $61,000 for the year ended December 31, 2007 was reclassed from accumulated other comprehensive loss to beginning accumulated deficit, as a cumulative effect adjustment.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R). SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent consideration. SFAS 141(R) is effective for the Company January 1, 2009. Early adoption is not permitted. We are currently evaluating the potential impact of adopting SFAS 141(R).

In December 2007, the FASB issued SFAS 160. SFAS 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also required disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 will provide more transparent reporting of the net income attributable to the noncontrolling interest. SFAS 160 is effective for the Company as of January 1, 2009. Early adoption is not permitted. The Company is currently evaluating the potential impact of adopting SFAS 160.

In March 2008, the FASB issued SFAS 161. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhance disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact of adopting SFAS 161.

Quantitative and Qualitative Disclosures about Market Risk

As of March 31, 2008 and December 31, 2007, we had invested $1.2 million and $59.8 million, respectively, of our cash in securities purchased under reverse repurchase agreements which are fully collateralized by U.S. government securities, both of which are held in third-party custodial accounts. These reverse repurchase agreements have an overnight maturity and, as such, are highly liquid.

We generally do not use derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions. Accordingly, we believe that we are not subject to any material risks arising from changes in interest rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Our policy is to invest our cash in a manner that provides us with an appropriate level of liquidity.

We are a global business, have operations in North America, Europe and Asia, and are therefore exposed to currency exchange rate fluctuations between the U.S. Dollar and the Canadian Dollar, British Pound Sterling, Euro, Hong Kong Dollar and Japanese Yen. Significant downward movements in the U.S. Dollar against currencies in which we pay expenses may have an adverse impact on our financial results if we do not have an equivalent amount of revenue denominated in the same currency. Management has presently decided not to engage in derivative financial instruments as a means of hedging this risk.

We estimate that a hypothetical 10.0% adverse change in foreign exchange rates would have resulted in a decrease in net income in our international operations of $218,000 and $1.0 million for the three months ended March 31, 2008 and for the year ended December 31, 2007, respectively.

STRUCTURE OF BGC PARTNERS

We are BGC Partners, Inc., a Delaware corporation (formerly named eSpeed, Inc.), formed on June 3, 1999. Prior to our merger with BGC Partners OldCo on April 1, 2008, we operated under the eSpeed name and our business focused on developing electronic market places and related trading technology. Following the completion of the merger, we were renamed “BGC Partners, Inc.” and continue to conduct these businesses, together with the inter-dealer brokerage, market data, fulfillment revenue and other BGC businesses acquired in the merger, through our subsidiaries. See “Business.”

Separation of BGC Business from Cantor

As an initial step to combining BGC Partners OldCo and eSpeed, Cantor separated the BGC business from the remainder of its businesses and contributed such BGC businesses to BGC Partners OldCo and the Opcos pursuant to the separation agreement entered into by BGC Partners OldCo and Cantor on March 31, 2008. Specifically, Cantor separated the BGC business so that (1) BGC U.S. holds the U.S. businesses, and (2) BGC Global holds the non-U.S. businesses.

Cantor holds interests in BGC U.S. and BGC Global through a combination of its equity interest in BGC Partners and its equity interest in BGC Holdings. In addition, after the separation and prior to the completion of the merger, Cantor redeemed all of the Cantor limited partnership interests held by founding partners in exchange for (1) a portion of the BGC Holdings limited partnership interests that Cantor received in the separation and (2) rights to receive distributions of our Class A common stock from Cantor.

The following diagram illustrates the separation and the redemption but does not reflect the various subsidiaries of us, BGC U.S., BGC Global, BGC Holdings or Cantor.

The Merger

To acquire BGC Partners OldCo, in the merger, an aggregate of 133,860,000 shares of our common stock and rights to acquire shares of our common stock were issued. Of these shares and rights to acquire shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 were in the form of Class A common stock or rights to acquire Class A common stock. Specifically, in the merger, Cantor elected to have 9,618,764 of the BGC Partners Class B units converted into our Class A common stock, and as a result:

•

each of the BGC Partners Class B units, 21,968,971 of which were outstanding immediately prior to the merger, were converted into 9,618,764 shares of our Class A common stock, and 12,350,207 of our Class B common stock;

•

all of the issued and outstanding shares of Combined Company Class A common stock, 31,424,423 of which were issued and outstanding as of April 1, 2008, and Combined Company Class B common stock, 19,497,800 of which were issued and outstanding as of April 1, 2008, remained outstanding;

•	the one BGC Partners Class C unit which was issued and outstanding immediately prior to the merger was converted into 100 shares of our Class B common stock;

•

the 67,069,530 BGC Holdings exchangeable limited partnership interests which were issued and outstanding immediately prior to the merger became exchangeable with us for Class B common stock or Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) in accordance with the terms of the BGC Holdings limited partnership agreement; and

•

the 44,821,399 BGC Holdings founding partner interests which were issued and outstanding immediately prior to the merger will not be exchangeable with us unless otherwise determined by Cantor in accordance with the terms of the BGC Holdings limited partnership agreement, and Cantor has provided that certain founding partner interests are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) in accordance with the terms of the BGC Holdings limited partnership agreement on the basis described in “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges.”

In connection with the merger, we contributed our assets and liabilities to BGC U.S. and BGC Global in exchange for limited partnership interests in these entities. As a result of this contribution, we received additional limited partnership interests in each of these entities.

Concurrently with the merger, BGC Holdings issued, and, in the future, as part of our compensation process BGC Holdings expects to also issue, certain REUs to certain of our executive officers and employees and other persons who provide services to us. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—REUs.”

Upon consummation of the merger, 1,569,859 REUs in BGC Holdings were awarded, of which 526,315 were awarded in connection with the 2008 acquisition of Radix, and 2,155,927 RSUs relating to our Class A common stock were awarded. The terms and conditions of the exchangeability for our Class A common stock of 1,043,544 of the REUs which were issued upon the consummation of the merger will be determined by us, as the indirect general partner of BGC Holdings, subject to Cantor’s consent, as the holder of a majority in interest of the BGC Holdings exchangeable limited partnership interest, in accordance with the terms of the BGC Holdings limited partnership agreement, and the 526,315 REUs awarded in connection with the Radix acquisition will become exchangeable over time if certain performance goals are met. Included in the above, in connection with the separation and the merger, Messrs. Lutnick, Amaitis, Lynn, Merkel and West were awarded 265,487, 132,744, 132,744, 41,912 and 21,105 REUs, respectively. Additionally, Mr. West was awarded 11,387 RSUs. These awards were permissible pursuant to the merger agreement which permitted grants of REUs and RSUs prior to the consummation of the merger with an aggregate value: (a) with respect to the fiscal year ended December 31, 2007, of no greater than $22.0 million and (b) with respect to the fiscal year ended December 31, 2008, of no greater than $22.0 million, and for each of clauses (a) and (b), with each such right to receive one RSU or REU valued for these purposes at the closing price of our Class A common stock on the date of the grant of the right, as well as additional REUs or RSUs in connection with acquisitions, as was the case with the issuances of REUs in connection with the Radix acquisition, and the hiring of new employees prior to the merger. As a result of the merger, the consolidated businesses of eSpeed and BGC Partners OldCo are held in two operating subsidiaries: (1) BGC U.S., which holds the U.S. businesses, and (2) BGC Global, which holds the non-U.S. businesses.

The following diagram illustrates the merger of BGC Partners OldCo and eSpeed. The following diagram does not reflect the various subsidiaries of BGC Partners, BGC U.S., BGC Global, BGC Holdings or Cantor or the results of any exchange of BGC Holdings exchangeable limited partnership interests or, to the extent applicable, BGC Holdings founding partner interests or BGC Holdings REU interests.

Structure of BGC Partners

As of April 1, 2008, there were approximately 42,772,267 fully diluted shares of our Class A common stock outstanding, of which 11,169,822 were held by Cantor. Each share of Class A common stock is generally entitled to one vote on matters submitted to a vote of our stockholders. In addition, as of April 1, 2008, Cantor held 31,848,107 shares of our Class B common stock (which represents all of the outstanding shares of our Class B common stock), representing, together with our Class A common stock held by Cantor, approximately 91.7% of our voting power. Each share of Class B common stock is generally entitled to the same rights as a share of Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Class B common stock is entitled to 10 votes. The Class B common stock generally votes together with the Class A common stock on all matters submitted to a vote of our stockholders.

We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of each of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited. In addition, as of April 1, 2008, we indirectly, through wholly-owned subsidiaries, held BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of approximately 74,620,374 units and 74,620,374 units, representing approximately 40.0% and 40.0% of the outstanding BGC U.S. limited partnership interests and BGC Global limited partnership interests, respectively. We are a holding company that holds these interests, serves as the general partner of BGC Holdings, and, through BGC Holdings, acts as the general partner of each of BGC U.S. and BGC Global. As a result of our ownership of the general partnership interest in BGC Holdings and BGC Holdings’ general partnership interest in each of BGC U.S. and BGC Global, we consolidate BGC U.S.’s and BGC Global’s results for financial reporting purposes.

Founding partners and REU partners directly and Cantor indirectly hold BGC Holdings limited partnership interests. BGC Holdings, in turn, holds BGC U.S. limited partnership interests and BGC Global limited partnership interests and, as a result, founding partners, REU partners and Cantor indirectly have, and working partners, if any working partner interests are issued will have, interests in BGC U.S. limited partnership interests and BGC Global limited partnership interests.

The BGC Holdings limited partnership interests held by Cantor are designated as BGC Holdings exchangeable limited partnership interests. The BGC Holdings limited partnership interests held by the founding partners are designated as BGC Holdings founding partner interests, any BGC Holdings limited partnership interests that may be issued to the working partners will be designated as BGC Holdings working partner interests and any BGC Holdings limited partnership interests that were issued concurrently with the merger or after the merger to the REU partners are or will be designated as REUs.

After March 31, 2009, the first anniversary of the completion of the separation, the BGC Holdings limited partnership interests held by Cantor will be exchangeable with us for our Class B common stock (or, at Cantor’s option or if there are no additional authorized but unissued shares of our Class B common stock, our Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). Cantor will, however, be able to exchange up to an aggregate of 20 million of its BGC Holdings limited partnership interests prior to March 31, 2009, the first anniversary of the completion of the separation, for shares of our Class A common stock in connection with a broad-based public offering, including all shares received upon such exchange of our Class A common stock underwritten by a nationally recognized investment banking firm, none of which are intended to be exchanged in connection with this offering.

The BGC Holdings limited partnership interests that Cantor transferred to founding partners in connection with the redemption of their current limited partnership interests in Cantor at the time of the separation are not exchangeable with us unless (1) Cantor reacquires such interests from BGC Holdings upon termination or bankruptcy of the founding partners or redemption of their units by BGC Holdings (which it has the right to do under certain circumstances), in which case such interests will be exchangeable with us for our Class A common stock or Class B common stock as described above, or (2) Cantor determines that such interests can be exchanged by such founding partners with us for our Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or the rights of our subsidiaries (it being understood that our obligation to deliver shares of our Class A common stock upon exchange will not be deemed to diminish or adversely affect our rights or the rights of our subsidiaries) (Cantor expects to permit such exchange from time to time). Cantor has provided that certain founding partner interests are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), as described in “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges” in accordance with the terms of the BGC Holdings limited partnership agreement.

In particular, the BGC Holdings founding partner interests that Cantor has provided are exchangeable with us for Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement, as follows:

•

20% of the BGC Holdings founding partner interests held by each founding partner (other than Messrs. Amaitis and Lynn) became exchangeable upon the closing of the merger, with one-third of the shares receivable by such BGC Holdings founding partner upon a full exchange becoming saleable on each of the first, second and third anniversaries of the closing of the merger (subject to acceleration), subject to applicable law;

•

(1) 1,100,000 of the 3,160,215 BGC Holdings founding partner interests held by Mr. Amaitis at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 60% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 80% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, and (5) 100% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Amaitis will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Amaitis letter agreement), with the shares received by Mr. Amaitis upon exchange being immediately saleable, subject to applicable law; and

•

(1) 600,000 of the 2,515,898 BGC Holdings founding partner interests held by Mr. Lynn at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 50% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 60% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, (5) 70% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger, (6) 80% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the sixth anniversary of the closing of the merger, (7) 90% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the seventh anniversary of the closing of the merger, and (8) 100% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the eighth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Lynn will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Lynn letter agreement), with the shares received by Mr. Lynn upon exchange being immediately saleable, subject to applicable law.

No working partner interests were issued at the time of the separation and merger and as of the date of this prospectus, no working partner interests have been issued. Any working partner interests that are issued will not be exchangeable with us unless otherwise determined by us with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement. As of April 1, 2008, 1,569,859 REUs were outstanding, of which 526,315 were issued upon consummation of the merger in connection with our acquisition of Radix. REUs are only exchangeable in accordance with the terms and conditions of the grant of such REU interests, which terms and conditions are determined by us, as the BGC Holdings general partner, with the consent of the BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement. Of the 1,569,859 REUs outstanding as of April 1, 2008, the exchangeability of 1,043,544 REUs will be determined as described above and the 526,315 REUs issued in connection with the Radix acquisition will become exchangeable over time if certain performance goals are met.

The one-for-one exchange ratio between BGC Holdings limited partnership interests and our common stock reflects that, currently, one BGC Holdings limited partnership interest and one share of our common stock represent an equivalent indirect economic interest in the income stream of BGC U.S. and BGC Global. However, depending on our dividend policy and the distribution policy of BGC Holdings, this ratio between BGC Holdings limited partnership interests and our common stock could change. See “Price Range and Dividend Policy of Our Common Stock.” In addition, such a one-for-one ratio enhances the ease of comparing and understanding our per share amounts and BGC U.S. and BGC Global per unit amounts.

With each exchange, our indirect interest in BGC U.S. and BGC Global will proportionately increase, because immediately following an exchange, BGC Holdings will redeem the BGC Holdings unit so acquired for the BGC U.S. limited partnership interest and the BGC Global limited partnership interest underlying such BGC Holdings unit. The acquired BGC U.S. limited partnership interest and BGC Global limited partnership interest will be appropriately adjusted to reflect the impact of any losses of BGC U.S. and BGC Global arising from certain litigation claims (see “Certain Relationships and Related Transactions—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global” and “Business—Legal Proceedings”) and the intention of the parties to the BGC Holdings limited partnership agreement for BGC Holdings (and not us) to realize the economic benefits and burdens of such litigation matters.

The profit and loss of BGC U.S., BGC Global and BGC Holdings, as the case may be, are allocated based on the total number of BGC U.S. units, BGC Global units and BGC Holdings units, as the case may be, outstanding, other than in the case of certain litigation matters.

The following diagram illustrates the ownership structure of our Company immediately after the completion of this offering. The following diagram does not reflect the various subsidiaries of ours, BGC U.S., BGC Global, BGC Holdings or Cantor, or the results of any exchange of BGC Holdings exchangeable limited partnership interests or, to the extent applicable, BGC Holdings founding partner interests or BGC Holdings REUs:

*	Shares of Class B common stock are convertible into shares of Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, if Cantor converted all of its Class B common stock into Class A common stock, Cantor would hold 37.7% of the voting power and the public stockholders would hold 60.9% of the voting power (and the indirect economic interests in BGC U.S. and BGC Global would remain unchanged).

You should read “Risk Factors,” “Certain Relationships and Related Transactions” and “Description of Capital Stock,” for additional information about our corporate structure and the risks posed by this structure.

BUSINESS

Our Business

BGC Partners is a leading global inter-dealer broker specializing in the brokering of OTC financial instruments and related derivative products. We provide a full range of hybrid execution and other brokerage services to many of the world’s largest and most creditworthy banks, broker-dealers, investment banks and investment firms for a broad range of financial products globally. Through our eSpeed and BGCantor Market Data brands, we also offer financial technology solutions, market data, and analytics related to select financial instruments and markets.

Our brokerage services include execution, clearing, processing and other back office services. Our integrated platform is designed to provide flexibility to our customers with regard to price discovery, execution and processing of transactions. Our hybrid platform allows us to participate in markets and generate revenues, regardless of whether a market is voice-brokered or electronic in nature. Our brokerage services cover a broad range of products, including fixed income securities, interest rate swaps, foreign exchange, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments.

We have offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Nyon, Paris, Seoul, Singapore, Sydney, Tokyo and Toronto. As of March 31, 2008, we had 1,226 brokers across 161 desks (up from 483 brokers across 58 desks in October 2004). In 2007, we processed approximately 11.1 million transactions, totaling more than $121 trillion of notional transactional volume on our hybrid and fully electronic platforms. For the three months ended March 31, 2008, we processed approximately 4.5 million transactions, totaling more than $36 trillion of notional transactional volume.

History

Our voice brokerage business originates from one of the oldest and most established inter-dealer franchises in the financial intermediary industry. Cantor and its predecessor firms started our inter-dealer brokerage operations in the early 1970s. In August 2004, Cantor announced the restructuring of these operations, renaming it “BGC,” in honor of B. Gerald Cantor, Cantor’s co-founder and a pioneer in screen brokerage services and fixed income market data products.

eSpeed commenced operations in March 1999 as a division of Cantor Fitzgerald Securities, a subsidiary of Cantor. eSpeed became a publicly traded company in December 1999 with a listing on NASDAQ, while Cantor maintained a controlling stake. eSpeed is a leader in developing and deploying electronic marketplaces for some of the largest financial markets in the world. eSpeed is an innovator in its core electronic marketplaces, the government bond markets of the world.

After September 11, 2001, and the loss of a majority of its U.S.-based employees, Cantor’s brokerage business operated primarily in Europe until May 2005. In May 2005, we acquired Euro Brokers, a U.S. and international inter-dealer brokerage firm, and have since acquired a number of other entities across the globe to strengthen and expand our business, including:

•	ETC Pollack, an inter-dealer broker in Paris, in September 2005;

•	Aurel Leven, an independent inter-dealer broker in France, active in the equities, equity derivatives and fixed income markets, in November 2006;

•	AS Menkul, an established broker in Turkey, in December 2006;

•	Marex Financial’s emerging markets equity derivatives business, in August 2007; and

•	Radix, an OTC energy broker based in Singapore, in March 2008.

In December 2007, we and 11 other leading financial institutions announced the establishment of a fully electronic futures exchange, ELX. BGC Partners, through a subsidiary, will hold approximately a 25% interest in the exchange’s operating limited partnership, ESX LP, and its holding company general partner, ESX LLC. Affiliates of Bank of America, Barclays Capital, Citadel, Citigroup, Credit Suisse, Deutsche Bank Securities, GETCO, JPMorgan, Merrill Lynch, PEAK6, and The Royal Bank of Scotland also hold a minority interest in each such entity.

On April 1, 2008, we completed the merger of BGC Partners OldCo with and into eSpeed. We believe this combination positions us as one of the few inter-dealer brokers to provide hybrid execution. Prior to the merger, BGC Partners and eSpeed had a relationship through the JSA under which revenue for certain services was shared. We believe that the merger will help us drive efficiencies and align the interests of both firms so that we can better focus eSpeed’s technology on supporting BGC Partners’ brokerage services.

Overview of our Products and Services

Inter-Dealer Brokerage

We are focused on serving three principal brokerage markets:

•	traditional, liquid brokerage markets, such as government bonds;

•	high growth, high margin, and often illiquid markets, such as credit default swaps and energy derivatives; and

•	targeted local markets throughout the world, such as equity derivatives in France.

We believe that the strong underlying growth of these markets, combined with our continued addition of brokers in other markets where we are currently strengthening our position and building scale, provides us with significant opportunities for growth. We also plan to expand into additional product categories and seek to grow our market share in illiquid markets. Due to the complexity of newer and illiquid markets, customers are generally willing to pay a brokerage commission for liquidity and for the ability of experienced brokerage professionals to provide market intelligence and create structuring solutions.

We provide electronic marketplaces in several financial markets through our eSpeed-branded trading platform. These electronic marketplaces include government bond markets (U.S. Treasury securities, European government bonds, and Canadian government securities) and spot foreign exchange. We believe that eSpeed is a comprehensive trading platform providing volume, access, speed of execution and ease of use. Our trading platform establishes a direct link between our brokers and customers and occupies valuable real estate on traders’ desktop, which is difficult to replicate. We believe that we can leverage our platform to offer fully electronic trading as products transition from voice to electronic execution.

We have leveraged our hybrid platform to provide real-time product and pricing information through our BGC Trader application. We also provide straight-through processing to our customers for selected products. Our end-to-end solution includes real-time and auction-based transaction processing, credit and risk management tools and back-end processing and billing systems. Customers can access our trading application through our privately managed global high speed data network, over the internet, or third party communication networks.

The following table identifies the key securities and financial products which we broker:

Products	Description
Agency Bonds	Securities issued or pooled, serviced and, sometimes, guaranteed by government agencies or quasi-governmental agencies to finance their activities (e.g., credit support of home mortgages). Examples of such agencies include the Government National Mortgage Association, the Federal National Mortgage Association and Freddie Mac.

Asset-Backed	Securities that represent either an ownership claim in a pool of securities or an obligation that is secured by a pool of securities where these securities are collateralized by hard assets such as automobile loans or credit card receivables.

Asset Swaps	An exchange of two assets. Asset swaps are done most often in order to achieve a more favorable payment stream and typically involve debt obligations.

Basis Swaps	An exchange of cash flows based on the difference between the cash price and the futures price of a given commodity.

Commodity Futures Contract

An agreement to buy or sell a set amount of a commodity at a predetermined price and date. Buyers often use these to avoid the risks associated with the price fluctuations of the product or raw material, while sellers try to lock in a price for their products.

Commodity Swap	A swap where exchanged cash flows are dependent on the price of an underlying commodity. This is usually used to hedge against the price of a commodity.

Convertible Bonds	Debt obligations that can be converted into shares of stock in the issuing company, usually at some pre-announced ratio.

Corporate Bonds	Debt obligations issued by private corporations (includes high yield bonds and convertible bonds).

Credit Derivatives	Contractual agreements entered into between two counterparties under which each agrees that one party will make payment to another party if the underlying security or bond defaults for an agreed upon period based on a notional amount of principal.

Emerging Market Bonds	Securities issued by governments and other issuers (including supranational and corporate bonds) in countries with developing economies.

Energy Derivatives	Derivative instrument in which the underlying asset is based on energy products such as crude oil, natural gas and electricity, which trade either on an exchange or over-the-counter. Energy derivatives can be options, futures or swap agreements, among others. The value of a derivative will vary based on the changes of the price of the underlying asset.

Equity Derivatives	A class of financial instruments whose value is at least partly derived from one or more underlying equity securities. Market participants generally trade equity derivatives in order to transfer or transform certain risks associated with the underlying securities.

Equity Index Futures	Instruments that call for the delivery of the cash equivalent of a stock index at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.

Products	Description

Eurobonds	Securities syndicated and sold internationally that may be issued in a currency other than that of the country of the issuer.

Floating Rate Notes	Debt obligations that have a variable coupon equal to a money market reference rate, like LIBOR or the federal funds rate, plus a spread. The spread generally remains constant and the market reference rate fluctuates.

Foreign Exchange Spot	Purchase or sale of one national currency in exchange for another nation’s currency, usually conducted in a market setting.

Foreign Exchange Futures	Instruments that call for the delivery of foreign currency at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.

Foreign Exchange Swap/Forwards	A foreign exchange swap is an agreement between two parties to exchange a given amount of one currency for another and, after a specified period of time, to give back the original amounts swapped. The obligation to close the swap is a forward contract.

Global Repurchase Agreements and Reverse Repurchase Agreements	Short-term sales/purchases of securities with a promise to repurchase/sell back the securities at a higher price. Repurchase agreements and reverse repurchase agreements are typically overnight transactions although many transactions are for periods up to one year. These agreements are the preferred method of financing government bonds and agency bonds and investing cash (with government bonds and agency bonds as collateral) that are used by banks and investment banks.

Government Bonds	Debt obligations issued and backed by the issuing government (i.e., issued in the country’s own currency). Examples include U.S. Treasury bonds, German Bunds, and U.K. Gilts.

High Yield Bonds	Debt obligations that are rated below investment grade on their date of issuance.

Inflation Swaps	Contractual agreements entered into between two counterparties under which one agrees to pay amounts against an underlying interest rate benchmark and the other pays an amount linked to an inflation index, like the Consumer Price Index, for an agreed upon period based on a notional amount of principal.

Interest Rate Futures	Instruments that call for the delivery of interest-bearing securities or interest rate products or their cash equivalent at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.

Interest Rate Swaps	Contractual agreements entered into between two counterparties under which each party agrees to make periodic payments to each other for an agreed upon period based on a notional amount of principal and an underlying interest rate benchmark.

Money Market Products	Full range of interest-bearing, short-term investments with maturities of less than one year, including certificates of deposit and commercial paper.

Mortgage-Backed	Securities that represent either an ownership claim in a pool of mortgages or an obligation that is secured by a pool of mortgages. For example, the Government National Mortgage Association and the Federal National Mortgage Association issue such securities.

Products	Description

Off-The-Run U.S. Treasury Securities	Treasury bonds and notes that were formerly on-the-run benchmarks but have been supplanted by more recently issued securities. When a new on-the-run benchmark is issued, the current on-the-run becomes an off-the-run.

Options on Equity Products (a common type of equity derivative)	Contractual obligations that give the holder the right to buy or sell the cash equivalent of a single equity share or equity index, like the Standard & Poor’s 500, at a specified exercise price on or before a specified expiration date. An investor also can buy or sell an option on an equity future or an equity index future.

Options on Foreign Exchange Products	Contractual obligations that give the holder the right to buy or sell a quantity of a foreign currency for a specific amount of domestic currency at a specified exercise price on or before a specified expiration date.

Options on Interest Rate Products	Contractual obligations that give the holder the right to buy or sell interest-bearing debt, such as Treasury notes, at a specified exercise price on or before a specified expiration date (includes bond options).

Sovereign Bonds	Debt obligations issued by a national government.

Supranational Bonds	Debt obligations issued and backed by supranational agencies such as the World Bank or the European Union.

U.S. Treasury Spreads	Financial products (e.g., interest rate swaps) that trade in relation to U.S. Treasury on-the-run benchmarks, the most recently issued Treasury securities that are the standard trading instruments in the bond market. A Treasury spread is derived from the price or yield difference between the financial product being traded and the benchmark.

U.S. Treasury Inflation Protection Securities	Debt issued by the U.S. Treasury that offer protection against inflation because their principal and interest payments are linked to inflation.

When-Issued U.S. Treasury Securities	New issues that will be created through the auction process and will become the new on-the-run benchmarks. A when-issued instrument has been authorized and may be traded although it has not yet been issued.

Market Data

We also provide our proprietary market data to our customers. BGCantor Market Data is the exclusive source of real-time proprietary pricing and other data we derive for certain U.S. and European securities and derivatives. BGCantor Market Data develops and markets real-time, indicative and historical fixed income, foreign exchange and derivative market data services based on price data from us.

Our G3 product provides real-time graphs of relevant data with respect to the U.S. Treasury cash and futures markets. Distribution channels include Bloomberg, Reuters, CQG, DTN, eSignal, and QUICK in addition to direct distribution. Products include interest rate swaps, options, U.S. Treasuries, European governmental bonds, and foreign exchange. We also offer customized and packaged data solutions to meet specific clients’ needs.

Software Solutions

Through our Software Solutions business, we provide customized screen based market solutions to both related and unrelated parties. Using Software Solutions, our clients are able to develop a marketplace, trade with their customers, issue debt, trade odd lots, access program trading interfaces and access our network and our intellectual property. We can add advanced functionality to enable our customers to distribute branded products to their customers through online offerings and auctions, including private and reverse auctions, via our trading platform and global network.

We have signed Software Solutions agreements with a number of U.S. and international enterprises, including the following:

•

For the World Bank, our trading engine and network connect the World Bank to its dealer customers anonymously through our Internet-based, real-time auction platform. This system was released in June 2003 and has handled over $20 billion of the World Bank’s interest rate swap volume as of December 31, 2007.

•

The Federal Home Loan Bank is a U.S. government-sponsored enterprise and one of the largest issuers in the global short-term securities market. Our electronic auction-based technology has powered The Federal Home Loan Bank’s primary discount note auctions since August 2002.

We also use our technology to offer services such as automated spreading through our eSpeed network and ECCO-branded front-end trading software.

Our Software Solutions business provides the technology infrastructure for the transactional and technology related elements of Freedom’s marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace and will provide software development, software maintenance, customer support, infrastructure, and internal technology services to support ELX’s electronic trading platform.

Aqua Business

In October 2007, we spun off our former eSpeed Equities Direct business to form Aqua, a business owned 51% by Cantor and 49% by BGC Partners, Inc. Aqua’s purpose is to bring new block trading liquidity to the global equities markets. At that time, FINRA provided approval for Aqua to operate as an Alternative Trading System and to provide Direct Market Access for institutional block equity buy-side and sell-side firms.

Industry Overview

Wholesale market participants and institutions, such as major banks, investment banks and broker-dealer firms, continue to look to marketplace firms that are able to meet the bulk of their outside trading needs in a broad range of products across geographies. These wholesale market participants continue to display a willingness to pay brokerage commissions to inter-dealer brokers who are able to provide timely and valuable pricing information, strong execution capabilities and the liquidity necessary for such market participants to execute their desired transactions.

Derivatives are increasingly being used to manage risk or to take advantage of the anticipated direction of a market by allowing holders to guard against gains or declines in the price of underlying assets without having to buy or sell the underlying assets. Derivatives are often used to mitigate the risks associated with interest rate movements, equity ownership, changes in the value of foreign currency, credit defaults by large corporate and sovereign debtors and changes in the prices of commodity products. Demand from financial institutions, financial services intermediaries and large corporations have increased volumes in the wholesale derivatives market, thereby increasing the business opportunity for inter-dealer brokers such as us.

According to the BIS, the underlying OTC and exchange-traded derivative markets traditionally served by inter-dealer brokers have experienced CAGR of approximately 32% and 29%, respectively, based on notional amounts outstanding from December 31, 2001 through June 30, 2007. With the positive impact of increasing volatility in the financial markets, as well as the continuing high levels of innovation, and product development occurring in the wholesale financial markets today, we believe that this growth will continue into the foreseeable future at similar rates.

According to the BIS, as of June 30, 2007, the notional amounts outstanding for all OTC derivatives was $516.4 trillion, up 39.8% compared to $369.5 trillion in June 2006 and 364.5% from $111.2 trillion in December 2001, while the notional amounts outstanding for all exchange traded derivatives was $96.7 trillion on June 30, 2007, up 14.6% from $84.4 trillion on June 30, 2006 and up 306.7% from $23.8 trillion on December 31, 2001.

In “liquid” financial markets, the presence of a large number of market participants and facilitators of liquidity and the availability of pricing reference data and standardized terms allow market participants to trade financial instruments quickly and with minimal price disturbance. In these markets, there is substantial competition, efficient execution and high trading volume. While most of the liquid markets are found on listed exchanges, several liquid products continue to be traded OTC, including U.S. Treasuries and foreign exchange. The primary liquidity provider for such OTC markets is the inter-dealer broker, who acts as an intermediary between major market participants to facilitate transactions.

To the extent the trading of a financial instrument requires customization, the relevant market tends to be more illiquid. Illiquid markets generally have fewer market participants, less price transparency, higher spreads and lower trading volumes. Complex financial instruments that are traded OTC tend to be illiquid and are traded primarily by more sophisticated buyers and sellers. Inter-dealer brokers facilitate trading in less liquid markets by providing price discovery, preserving anonymity in matched principal trades, matching buyers and sellers on a name give-up basis in agency transactions and providing market intelligence to their customers. “Name give-up” transactions refer to those transactions where the inter-dealer broker acts as an agent and the identity of the two counterparties is disclosed once the trade is completed as opposed to “matched principal” trades where anonymity is preserved even after the transaction is completed. In both agency and matched principal transactions, customers decide to execute a trade and inter-dealer brokers effectively source the counterparties for those trades. Inter-dealer brokers are particularly helpful in facilitating large or non-standardized transactions due to their in-depth market knowledge and access to potential counterparties.

An illiquid market for a financial instrument may evolve over a period of time into a more liquid one, creating new market opportunities for all participants; however, the evolution of a relatively illiquid market for a financial instrument to a more liquid market is not necessarily inevitable. If a market for a particular financial instrument develops and matures, more buyers and sellers may enter the market, resulting in more transactions (greater liquidity) and increased pricing information. As the market for an illiquid financial instrument evolves into a more liquid market, the characteristics of trading, the preferred mode of execution and the size of commissions that market participants pay and, more specifically, inter-dealer brokers charge, may change. In some instances, pure voice execution may be replaced by “hybrid” execution services. Hybrid models satisfy customer preferences to trade on a voice, screen-assisted, voice-assisted or, where available, fully electronic basis.

For more liquid markets, such as certain U.S. Treasury and cash foreign exchange products, electronic marketplaces have emerged as the primary means of conducting transactions and creating markets. In an electronic marketplace, substantially all of the participants’ actions are facilitated through an electronic medium, such as a private electronic network or over the Internet, which reduces the need for actual face-to-face or voice-to-voice participant interaction to those functions where people provide the greatest value. For many market participants, the establishment of electronic marketplaces has created access to new opportunities, while increasing trading profits, investment returns and market volumes, all while making possible the creation of new financial products and strategies that have further contributed to increased market volumes. These increased trading volumes have in turn driven increased demand for newer, ever-more sophisticated financial technology products.

Many financial exchanges worldwide, including certain exchanges in the U.S., France, Canada, Germany, Japan, Sweden, Switzerland and the U.K., are now partially or completely electronic. Additionally, even in markets for less commoditized products where customers place orders through a voice-broker who implements a transaction electronically, the customers of inter-dealer brokers may benefit from liquidity, pricing, robust interactive trading, post-trade processing and other technology services. Further, we believe that market participants will seek to outsource customized solutions for the electronic distribution of their products to avoid the difficulty and cost of developing and maintaining their own electronic solutions, and to improve the quality and reliability of these solutions.

While some products may evolve from illiquid markets to liquid markets, new products are continually being developed. Historically, as markets evolve and participants look to separate or isolate risks, certain products will tend to exhibit correlations and pricing relationships leading to the development of new derivative products.

The chart below presents the growth of OTC and exchange-traded markets from December 31, 2001 to June 30, 2007.

Source:	The BIS, except (1) – source: International Swaps and Derivatives Association.

Over the last five and a half years, all of the above market categories have experienced significant growth, with eight out of nine of the above categories experiencing compound annual growth in excess of 20%. We believe that much of this growth has been, and will continue to be, driven by the following trends:

•

increasing volatility in commodity, currency, interest rate, equity and credit markets has led to continued demand for hedging and risk mitigation by market participants, which, in turn, has led to growth in commodity, equity, interest rate and credit derivatives and currency options markets;

•

increasing allocation of capital for trading and position-taking by banks and hedge funds and the search for yield among global investors has led to growth in structured credit and equity products, thereby creating and reinforcing the need for efficient execution;

•

with yields at historical lows, many industrialized countries, including the United States, France, Germany and Italy, have increased their issuance of sovereign debt, taking advantage of low interest rates to help finance growing budget deficits;

•

strong gross domestic product growth in key emerging market countries, such as China and India, has led to increased demand for basic commodities such as copper, platinum, crude oil, gas and natural gas, which has led to higher demand for hedging instruments such as energy and commodity futures and derivatives; and

•

the continued liberalization of emerging markets and the growth of local currency and fixed income markets have led to increased global demand for currency and fixed income hedging instruments as global trade continues to expand.

We have seen levels of volume and volatility in the markets in which we transact increase by varying amounts above their historical averages during the period from July 2007 through March 2008 although after March 31, 2008, we believe that the volumes and volatility of certain markets have exhibited signs of slowing down from previous highs. This reflects the general heightened volatility experienced in the global rates, credit, and equity markets as subprime mortgage and housing market concerns spread to the broader markets, and as investors responded to the Federal Reserve lowering its key lending rates unexpectedly and by a larger than anticipated amount. We cannot predict how long these particular market conditions will last.

For all of these markets, full-service inter-dealer brokers provide market intelligence, operational expertise and liquidity to help propel growth.

Our Market Opportunity

We believe the financial markets in which we operate present us with the following opportunities to provide value to our customers as an inter-dealer broker, marketplace developer, technology provider and market data supplier:

Increasing Use of Hedging and Risk Management.    Inter-dealer brokers work with market participants who trade financial products to hedge risks associated with interest rate movements, equity ownership, fluctuations in the value of foreign currency, credit defaults by large corporate and sovereign debtors and volatility in the commodity markets. These hedging activities account for a growing proportion of the daily trading volume in derivative products. We believe that increasingly broadening familiarity with derivative products and the growing need for hedging and risk management will continue to drive higher trading volumes in financial products we broker including interest rate derivatives, credit derivatives, foreign exchange and listed futures products.

Accelerating Introduction of New Products.    As market participants and their customers strive to mitigate risk, new types of securities and derivatives are introduced which are not immediately ready for more liquid and standardized electronic markets. As these require broker-assisted execution, we believe that these new products provide opportunities for inter-dealer brokers to expand their trading volumes and create product niches. We believe that these products generally have higher commissions than more liquid instruments.

Growth in Algorithmic and Computerized Trading.    In recent years, computerized trading has seen tremendous growth spurred by increasing liquidity and lower operating costs. As our customers increase their use of computerized trading, volumes should rise on our electronic platform.

Market Demand for Global Execution and Presence.    We believe that the continuing globalization of trading and the liberalization of capital markets are propelling growth in trading volumes in products across the globe. In addition, we believe that economic growth in emerging markets such as China and India is fueling demand for inter-dealer brokered currency and fixed income and commodity hedging for customers across the globe. These factors and others are driving the demand for brokerage services in new markets. We believe our presence in multiple financial centers across the globe positions us to capitalize on such demand. We believe our recent acquisitions in France, Turkey and Asia further enhance our market positions.

Market Demand for Superior Execution.    Inter-dealer brokers act as important price discovery agents and valuable liquidity providers in both liquid and illiquid markets. The presence of a broker provides customers with market intelligence and aids in the execution process. The flow of information inter-dealer brokers provide to market participants is critical, enhancing liquidity and resulting in improved prices. Furthermore, the combination of hybrid execution with straight-through processing has significantly improved confirmation and settlement processes and has resulted in cost savings for customers. Hence, we expect to see continued demand in the wholesale markets for inter-dealer brokers due to their ability to provide price discovery, liquidity and superior execution.

Desire for Anonymity.    Leading financial market participants frequently seek to trade anonymously to reduce market impacts. We expect to see an increasing demand for inter-dealer brokers to provide trade anonymity.

Increasing Demand for Market Data.    Demand for reliable, real-time market data is growing as new financial products are introduced and trading volumes increase.

Our Competitive Strengths

We believe that the following principal competitive strengths will help us enhance our position as a leading global inter-dealer broker:

We are a Leading Inter-Dealer Broker with Specific Strengths in Key Markets.    BGC Partners and its predecessor firms have provided brokerage services for more than 30 years. We have displayed leadership in a multitude of markets globally, including the markets for certain interest rate derivatives, foreign exchange and credit products, and have been recognized within the industry, including by Risk magazine, for our strong presence in interest rate products, including interest rate swaptions, exotic interest rate products, interest rate caps/floors, interest rate swaps and repurchase agreements, including U.S. Treasuries. Over the past couple of years, Asia Risk magazine has named BGC Partners as a leading broker in numerous product categories, including interest rate swaps, currency derivatives, equity derivatives and credit derivatives. The Risk and Asia Risk magazine rankings are based on an annual survey of broker-dealers in the various markets covered by such magazines. We believe the leadership position that we have in these markets and our access to a broad customer base help us to locate the best price and to deliver the best execution for our customers, in both liquid and illiquid markets.

We Have Strong Core Relationships.    We believe that our long-standing relationships with some of the world’s largest financial institutions enhance our role as a liquidity provider. These relationships provide access to significant pools of liquidity which is a key component of attracting new customers and enhancing our role as a provider of liquidity, price discovery and efficient execution. These strong relationships also allow us to participate in growth opportunities as these institutions begin to use newer products for risk management and trading. In addition, we believe these relationships allow us to sell our current and new products to our customers.

We Have a Full Scale, Hybrid Brokerage Platform.    Our hybrid platform allows our customers to trade on a voice, screen-assisted, voice-assisted or fully electronic basis, regardless of whether the trade is OTC or exchange-based, and to benefit from the experience and market intelligence of our worldwide brokerage network.

We Have Proprietary Technology.    Since 1999, we have heavily invested in creating and maintaining our infrastructure, technology, and innovations in multiple markets. We believe our technology gives us an advantage over other competitors who more often depend on third party vendors to support their functionality. Also, as a result of our merger, our technology capabilities are more closely aligned with our brokerage efforts and will be focused on new and emerging screen based market solutions to support our brokers. Finally, our technology, unlike that of many of our competitors, is almost exclusively designed and developed in-house.

We Provide Quality Software, Market Data and Analytics Products.    Our leading position and liquidity in brokerage markets allow us to provide our customers with high quality, market data and analytics products. In addition, our proprietary eSpeed branded software leverages our global infrastructure, software and systems, portfolio of intellectual property and electronic trading expertise to provide customers with electronic marketplaces, exchanges and real-time auctions to enhance securities issuance and to customize trading interfaces. Our ability to offer these products not only helps support our leadership position in several key markets but also provides us with a stable source of non-brokerage revenues.

We Have Demonstrated the Ability to Identify, Recruit and Retain Key Talent.    In August 2004, when Cantor announced the restructuring of its inter-dealer brokerage business, we employed approximately 525 brokers. As of March 31, 2008, we had 1,226 brokers across approximately 161 desks. In a competitive environment, we have demonstrated our ability to successfully develop, attract and retain leading brokers, including through acquisitions of new businesses, in order to expand and enhance our brokerage staff. We believe that our ability to attract talent across the globe will enable us to grow our business and provide our customers with trading execution that is superior to that provided by many of our competitors.

Our Partnership Structure Creates Long-Term Incentives.    Our partnership structure is one of the unique strengths of our business. We believe that it provides long-term incentives and is an effective tool in recruiting, motivating and retaining our key employees. Key professionals who are invited to be partners are generally required to make a capital contribution to establish their partnership account. As of the closing of the merger, BGC Partners had 318 founding partners. We believe that the ability to participate in the ongoing success of the enterprise acts as a strong motivator for brokers to perform and aligns their interests with stockholders.

We Have a Proven Acquisition Track Record.    The merger of eSpeed and BGC Partners was completed on April 1, 2008. In March 2008, we acquired Radix, an energy broker based in Singapore. In August 2007, we acquired the emerging markets equities derivatives business of Marex Financial. In December 2006, we acquired AS Menkul, an established broker in Turkey, and, in November 2006, we acquired Aurel Leven, an independent inter-dealer broker in France, active in the equities, equity derivatives and fixed income markets. Finally, in 2005, we acquired Euro Brokers and ETC Pollak, and have integrated these established brokerage companies into our business. These acquisitions allowed us to expand our broker headcount, product offerings, technology capabilities and geographic footprint. They also gave us additional scale to help us compete effectively in a number of products, including U.S. Treasuries, U.S. securities repurchase agreements, U.S. agencies, Eurobonds, interest rate options/swaps, cash markets, emerging market CDS, and commodities. We believe that this ability to successfully identify, acquire and integrate high quality brokerage companies will provide us with the opportunity to strengthen and enhance our franchise and to continue the rebuilding of our U.S. business and expand in local markets around the world.

We Have Experienced Senior Management.    We are led by a core senior management team, each of whom has over 20 years of experience in the inter-dealer broker markets. Mr. Lutnick, who serves as our Chairman and Co-Chief Executive Officer, guided the BGC Division, eSpeed, and Cantor through the aftermath of the events of September 11, 2001, and was instrumental in the initial public offering of eSpeed in 1999. Prior to the events of September 11, 2001, Mr. Amaitis, our Co-Chief Executive Officer and a member of our board of directors, led the Cantor inter-dealer brokerage business, which we believe was one of the leading inter-dealer brokers in the world. Since these events, Mr. Amaitis has successfully led the resurgence of the BGC business. Mr. Amaitis and Mr. Lynn, our President, have presided over the addition of hundreds of new brokers and the expansion and growth of our business in the United States, Europe and Asia. Our senior management team is supported by a highly experienced and qualified team of managers. We believe that our experienced senior management team gives us a competitive advantage in executing our business strategy.

Our Strategy

We seek to enhance our position as a leading global inter-dealer broker by increasing our market share in existing markets and expanding into new markets. We intend to achieve this goal by employing the following strategies:

Strengthen our Leading Positions in Targeted Traditional, Liquid Markets.    We intend to strengthen our position as a leading provider of inter-dealer brokerage services, technology infrastructure and market data products in the markets in which we focus. We believe that in these selected markets, we have the scale to continue to be a top participant, and we believe underlying macro fundamentals allow additional room for growth.

Build and Develop Less Liquid Markets.    We continue to build and expand in markets for selected emerging asset classes. We believe that our role as a top participant in certain underlying securities will be helpful in building liquidity in the higher growth, higher margin businesses associated with these underlying securities. We intend to leverage our position in traditional markets to build these new businesses. For instance, we recently launched a new credit derivatives platform that is currently being used by over 30 major banks. We expect that our position and relationships we have developed in the cash bond market will help us grow this business. We believe there is a strong cross-selling opportunity as our cash bond market brokers introduce their customers to our new credit derivatives platform.

Expand in Attractive Markets Where Local Presence and Expertise Are Required.    We plan to continue to expand into new geographies and build local presence in those markets. We believe that having local presence and expertise in targeted markets will provide us with a competitive advantage over our competitors. BGC Partners established local market presence in continental Europe through its acquisitions of ETC Pollak and Aurel Leven in France and in emerging markets through its acquisitions of AS Menkul in Turkey and the emerging markets equities derivatives business of Marex Financial in the U.K. and South Africa. Additionally, BGC Partners has significantly built out its Asian platform from approximately 51 brokers as of January 2005 to approximately 256 brokers as of March 31, 2008. BGC Partners has also recently added to its footprint in Asia by opening an office in Seoul, and acquiring Radix Energy in Singapore.

Leverage Existing Developed Infrastructure to Drive Margins.    We have made substantial investments in brokers and technology in our targeted markets. We believe that the infrastructure in place is scalable, which provides us an opportunity for margin improvement as brokers increase production and as marketplaces become increasingly electronic. Due to the fixed cost nature of the back office business, each additional transaction executed on our hybrid system adds incremental margin to our business. Our market data offerings, clearing, processing and back office services will provide opportunities for margin improvement as brokers increase production or as trading volumes rise.

Expand our Broker Workforce Through Acquisitions and Recruitment.    Since August 2004, we have expanded our broker workforce significantly. As of March 31, 2008, we had 1,226 brokers. We have a proven track record of growing our global network of brokers through business acquisitions and recruiting efforts and believe we are well-positioned to continue to do so. We intend to continue to selectively acquire companies and hire experienced brokers with the goal of further developing our market position in various products, accelerating our growth and enhancing our profitability.

Leverage our Proprietary Technology to Pursue New Products, Software Solutions, and Offerings.    We believe that our ability to develop and build our own technology allows us to be at the forefront of new products and offerings. We also plan to capitalize on our global infrastructure, intellectual property and electronic trading expertise to provide a complete outsourced solution to customers to enable them to access exchanges and electronic markets.

Grow and Expand our Market Data Services and Analytics Products.    We intend to further develop our market data services and analytics products by integrating proprietary information generated by our inter-dealer brokerage business into new market data products designed to meet the needs of a greater number of customers. Sophisticated quantitative approaches to risk management as well as customer time sensitivity have created new needs, uses and demands for trading-related data and analytics. We intend to create new value-added services for customers to complement these products, including databases, analytical tools and other services to assist end-users.

Customers

We primarily serve the wholesale inter-dealer market, including many of the world’s largest and most creditworthy broker-dealers that regularly trade in capital markets, brokerage houses and investment banks. Customers using our eSpeed branded platform also include banks, dealers, brokers, professional trading firms, futures commission merchants and other professional market participants and financial institutions. Our BGCantor Market Data products and services are available through many platforms and are available to a wide variety of capital market participants including banks, investment banks, brokerage firms, asset managers, hedge funds, investment analysts and financial advisors. We also license our intellectual property portfolio and Software Solutions to various financial markets participants.

For the three months ended March 31, 2008 and the year ended December 31, 2007, our top 10 customers, collectively, accounted for approximately 40% of our total revenue on a consolidated basis and our largest customer accounted for approximately 6% of our total revenue on a consolidated basis.

Sales and Marketing

Our brokers are the primary marketing and sales resources to our customers. Thus, our sales and marketing program is aimed at enhancing the ability of our brokers to cross-sell effectively in addition to informing our customers about our product and service offerings. We also employ a product team and a team of business development professionals. We leverage our customer relationships through a variety of direct marketing and sales initiatives and build and enhance our brand image through marketing and communications campaigns targeted at a diverse audience, including traders, potential partners and the investor and press communities. We may also market to our existing and prospective customers through a variety of co-marketing/co-branding initiatives with our partners.

Our brokerage product team is composed of product managers, who are each responsible for a specific part of our brokerage business. The product managers seek to ensure that our brokers, across all regions, have access to technical expertise, support and multiple execution methods in order to grow and market their business. This approach of combining marketing with our product strategy has enabled us to turn innovative ideas into deliverable hybrid solutions, such as “BGC Trader,” the new multi-asset BGC Partners-branded, hybrid offering to our customers for voice and electronic execution.

Our team of business development professionals is responsible for growing our global footprint through raising awareness of our products and services. The business development team markets our products and services to new and existing customers. As part of this process, they analyze existing levels of business with these entities in order to identify potential areas of growth and also to cross-sell our multiple offerings.

Our eSpeed- and BGCantor Market Data-branded products and services are promoted to our existing and prospective customers through a combination of sales, marketing and co-marketing campaigns.

Technology

Pre-Trade Technology.    Our brokers use a suite of pricing and analytical tools which have been developed both in-house and in cooperation with specialist software suppliers. The pre-trade software suite combines proprietary market data, pricing and calculation libraries, together with those outsourced from what we believe to be the best-of-breed providers in the sector. The tools in turn publish to a normalized, global market data distribution platform allowing prices and rates to be distributed to our proprietary network, data vendor pages, secure websites and trading applications as indicative pricing.

Inter-Dealer Trading Technology.    We utilize a sophisticated proprietary electronic trading platform to distribute prices to our customers. Price data is transmitted over our proprietary global private network and also by third-party providers of connectivity to the financial community. Prices are in turn displayed by our proprietary trading desktop application, BGC

Trader. BGC Trader is the new multi-asset BGC Partners-branded hybrid offering to our customers for voice and electronic execution. This product combines the benefits of our existing hybrid system with a new concept of creative, customer-focused and front-end design. The first asset groups to be incorporated under the BGC Trader banner were European corporate bonds, European CDS and iTraxx. We plan to expand the number of products it supports, including other tradable and view-only products in our portfolio. The majority of our global products are supported by this platform in a view only, hybrid/managed, or fully electronic mode. Trades executed by our customers in any mode are eligible for immediate electronic confirmation to straight-through processing hubs. Our proprietary graphical user interface is deployed on thousands of user desktops at hundreds of major banks and institutions.

Fully Electronic Trading Technology.    Our eSpeed-branded fully electronic trading system is accessible to our customers through (1) our proprietary front-end trading software, (2) our proprietary application programming interface, which we refer to as “API,” a dedicated software library enabling customers to incorporate our platform directly into their own applications, (3) the Internet, via a browser interface or Java application and (4) software developed in collaboration with independent software vendors. Our system runs on large-scale hardware located in data centers in the U.S. and the U.K. and is distributed either over our multiple-path global network or via the Internet through links to multiple global Internet service providers.

Our eSpeed-branded electronic marketplaces operate on a technology platform and network that emphasizes scalability, performance, adaptability and reliability. Our technology platform consists of our proprietary, internally developed real-time global network distribution system; our proprietary transaction processing software, which includes interactive matching auction engines, fully integrated credit and risk management systems, pricing engines, analytics and associated middle- and back-office operations systems; and customized inventory distribution and auction protocols designed to be used by our customers and partners in their distribution and trading systems and customer interfaces, including Windows, Java, Unix, Linux, our API and proprietary vendor access.

Together, these components enable our customers to effect transactions virtually instantaneously, with straight-through processing. Our trading system accepts orders and postings and distributes responses, generally in under 100 milliseconds.

Post-Trade Technology.    Our platform automates previously paper- and telephone-based transaction processing, confirmation and other functions, substantially improving and reducing the cost of many of our customers’ back offices and enabling straight-through processing. In addition to our own system, confirmation and trade processing is also available through third-party hubs including Swapswire, T-Zero, Reuters RTNS, Logicscope and direct straight-through processing in Financial Information eXchange (FIX) Protocol for various banks.

We have electronic connections to most mainstream clearinghouses, including the FICC, The Depository Trust & Clearing Corporation, Continuous Linked Settlement, Euroclear, Clearstream, Monte Titoli, LCH.Clearnet, Eurex and the CME. We intend to expand the number of clearinghouses to which we connect in the near future.

Systems Architecture.    Our systems are implemented as a multi-tier hub and spoke architecture comprised of several components, which provide matching, credit management, market data distribution, position reporting, customer display and customer integration. The private network currently operates from five concurrent data centers (two of which are in London, one of which is in Rochelle Park, New Jersey, one of which is in Trumbull, Connecticut and one of which is in New York City) and 12 hub cities throughout the world acting as distribution points for all private network customers. eSpeed network hubs beyond the core data centers are in Amsterdam, Brussels, Chicago, Frankfurt, Hong Kong, Madrid, Milan, Paris, Singapore, Tokyo, Toronto, and Zurich. The redundant structure of our system provides multiple backup paths and re-routing of data transmission if one spoke of a hub fails.

In addition to our own network system, we also receive and distribute secure trading information from customers using the services of multiple, major Internet service providers throughout the world. These connections enable us to offer our products and services via the Internet to our global customers.

Software Development

We devote substantial efforts to the development and improvement of our hybrid and electronic marketplaces and licensed software products and services. We work with our customers to identify their specific requirements and make modifications to our software, network distribution systems and technologies that are responsive to those needs. Our efforts focus on internal development, strategic partnering, acquisitions and licensing. As of March 31, 2008, we employed 353 technology professionals.

Our Intellectual Property

We have adopted a comprehensive intellectual property program to protect our proprietary technology. We currently have licenses covering various Cantor patents in the United States, including patents relating to (1) a system and method for auction-based trading of specialized items such as fixed income instruments, (2) a fixed income portfolio index processor and (3) a system for shared remote access of multiple application programs by one or more computers. Foreign counterpart applications for some of these U.S. patents have been filed. The licenses are exclusive, except in the event that we do not seek to or are unable to provide to Cantor any requested services covered by the patents and Cantor elects not to require us to do so.

We also have agreements to license technology covered by several pending U.S. patent applications relating to various other aspects of our electronic trading systems, including both functional and design aspects. We have filed a number of patent applications to further protect our proprietary technology and innovations, and have received patents for some of those applications.

In April 2001, we purchased the Wagner Patent, which involved automated futures trading systems in which transactions are completed by computerized matching of bids and offers of futures contracts on an electronic platform. In August 2002, we and Electronic Trading Systems Corporation, which we refer to as “ETS,” the former owner of the Wagner Patent, entered into a settlement agreement with CME and CBOT to resolve litigation with CME and CBOT related to the Wagner Patent and provide for certain licenses. On March 29, 2002, we entered into a long-term licensing agreement with Intercontinental Exchange, Inc., which we refer to as “ICE,” granting use of our Wagner Patent to ICE. In December 2002, we entered into an agreement with CBOT to distribute futures products over our eSpeed system. In December 2003, we entered into a Settlement Agreement containing a license agreement with NYMEX to resolve litigation with NYMEX related to the Wagner Patent. With respect to all of these agreements, a portion of the fees received by eSpeed was paid to ETS. The Wagner Patent expired in February 2007.

In July 2004, we entered into an agreement with NYBOT, expiring in 2017, which provided among other things for payments from NYBOT in respect of NYBOT’s electronic futures trading through 2017. As a result of the agreement with NYBOT, we are the sole owner of the Cantor Financial Futures Exchange and the Commodity Futures Clearing Corporation of New York. Additionally, we have agreed with NYBOT that NYBOT will provide processing services for futures contracts or options on futures contracts listed on the Cantor Financial Futures Exchange or other exchange designated by us.

Our patent portfolio is growing and consists of numerous patents and patent applications relating to our core business and relating to other businesses. We continue to look for opportunities to license and/or otherwise monetize these and other patents in our portfolio.

We cannot determine at this time the significance of any of the foregoing patents, or patent applications, if issued, to our business. We can give no assurance that any of the foregoing patents will be found by a court to be valid and enforceable, or that any of these patents would not be infringed by a third party competing or seeking to compete with our business. Our business strategy may or may not include licensing such patents for royalties, joint ventures with other marketplaces or exchanges or exclusively using the patents in our marketplaces and other product and service offerings.

Risk Management

We employ a number of risk management processes to monitor our exposure to our customers. Trading with a new counterparty requires approval by our credit department. The credit department analyzes financial and other data (including, among other things, reports from credit agencies and site visits) to prepare a credit report on the prospective customer. The credit report is presented to our global credit committee for review. Once a decision is made at the committee level, the front office staff is formally notified of the decision. As part of our credit process, we also impose trading limits for the new counterparty and monitor the credit quality of our customers on an on-going basis. The approved counterparties are reviewed at least on an annual basis by the credit department and the global credit committee.

As part of our risk management procedures, we also monitor and control the counterparty limits that are established by the credit committee. All trades are marked-to-market on a regular basis during trading hours, which allows us to monitor any abnormal build up of exposure to any particular counterparty. Our credit department produces a daily credit report, which highlights the following information:

•	top exposures by counterparty; also broken down by counterparties in volatile geographical areas;

•	fails analysis by company and certain trading areas, including marked-to-market ranking, age and volume of trades; and

•	counterparty risk requirement calculation by book/desk, instrument and counterparty.

In addition, our risk management processes address disaster recovery concerns. We operate most of our technology from dual-primary data centers at our two different London locations. Either site alone is capable of running all of our essential systems. In addition, we have technology running from data centers in New Jersey, Connecticut and New York. Replicated instances of this technology are maintained in our London data centers. All data centers are built and equipped to best-practice standards of physical security with appropriate environmental monitoring and safeguards. Failover for the majority of our systems are automated.

Competition

We encounter competition in all aspects of our businesses and compete primarily with other inter-dealer brokers, including for both brokers and suitable acquisition candidates.

Inter-Dealer Brokers

We primarily compete with four major, diversified inter-dealer brokers. These inter-dealer brokers are ICAP plc, Tullett Prebon plc, GFI Group Inc. and Compagnie Financière Tradition (which is majority owned by Viel & Cie), all of which are currently publicly traded companies. Other inter-dealer broker competitors include a number of smaller, private firms that tend to specialize in specific product areas or geographies.

Demand for services of brokers is directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. Other significant factors affecting competition in the brokerage industry are the quality and ability of professional personnel, the depth and pricing efficiency of the market displayed by a broker, the strength of the technology used to service and execute on those markets and the relative prices of services and products offered by the brokers and by competing markets and trading processes.

The majority of our inter-dealer broker competitors also sell proprietary market data which compete with our market data offerings. In addition to direct sales, we resell market data through large market data and information providers. These companies have established significant presences on the vast majority of trading desks in our industry. Some of these companies have expanded their product mix to include electronic trading and execution in addition to their traditional market data offerings.

Exchanges

Although our business will often use exchanges to execute transactions brokered in OTC markets, we believe that exchanges will continue to seek to migrate products traditionally traded in OTC markets by inter-dealer brokers to exchanges. However, we believe that when a product goes from OTC to exchange-traded, the underlying OTC market often continues to experience growth in line with the growth of the exchange-traded contract. As our ELX platform becomes a larger component of our business, we expect to directly compete with exchanges in the trading of certain contracts.

Software Vendors and Others

The futures market also has a number of competing order-routing and independent software vendor solutions for electronic trading, including Trading Technologies International, Inc., Patsystems plc, RTS Systems AG and other providers.

In addition, certain exchanges and market data companies, such as NASDAQ OMX, license their technology for use by other market participants, including inter-dealer brokers and other exchanges. Such technology is potentially competitive insofar as we may attempt to license our technology in a similar manner as we have in the case of ELX or to any company or organization that wishes to create or improve a trading system or exchange.

Overall, we believe that we may also face future competition from other large computer software companies, market data and technology companies and some securities brokerage firms, some of which are currently our customers, as well as from any future strategic alliances, joint ventures or other partnerships created by one or more of our potential or existing competitors.

Our existing and potential competitors in fully electronic trading are numerous and include other inter-dealer brokerage firms, multi-dealer trading companies, technology companies and market data and information vendors, securities and futures exchanges, electronic communications networks, crossing systems, software companies, consortia, business-to-business marketplace infrastructure companies and niche market energy and other commodity Internet-based trading systems.

Partnership Overview

We believe that our partnership structure is one of the unique strengths of our business. Many of our key brokers have their own capital invested in our business, aligning their interests with our stockholders.

We believe that our partnership structure is an effective tool in recruiting, motivating and retaining key employees. Many brokers are attracted by the opportunity to become partners because the partnership agreement entitles partners to quarterly distributions of income from the partnership. While BGC Holdings limited partnership interests entitle founding/working partners and REU partners to participate in distributions of income from the operations of our business, upon leaving BGC Holdings (or upon any other redemption or purchase of such limited partnership interests as described below), any such founding/working partner or REU partners are, unless Cantor, in the case of the founding partners, and we, as the general partner of BGC Holdings, otherwise determine, only entitled to receive over time, and provided he or she does not violate certain partner obligations, an amount for his or her BGC Holdings limited partnership interests that reflects such partner’s capital account, and not any goodwill or going concern value of BGC Partners’ business. Founding/working partners and REU partners can receive the right to exchange their BGC Holdings limited partnership interests for shares of BGC Partners common stock (if, in the case of founding partners, Cantor so determines (as Cantor has determined to do with respect to a portion of the founding partner interests immediately after the merger) and in the case of working partners and REU partners, the BGC Holdings general partner, with Cantor’s consent, determines otherwise) and thereby realize any higher value associated with BGC Partners common stock. See “Certain Relationships and Related Transactions—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges.” We believe that, having invested their own capital in us, partners feel a sense of responsibility for the health and performance of our business and have a strong incentive to maximize our revenues.

Relationship Between BGC Partners and Cantor

See “Certain Relationships and Related Transactions.”

Regulation

U.S. Regulation

The financial services industry in the United States is subject to extensive regulation under both federal and state laws. As registered broker-dealers and a Futures Commissions Merchant, certain of our subsidiaries are subject to laws and regulations which cover all aspects of financial services, including sales methods, trade practices, use and safekeeping of customers’

funds and securities, minimum capital requirements, recordkeeping, business practices, securities lending and financing of securities purchases and the conduct of associated persons. We and our subsidiaries also are subject to the various anti-fraud provisions of the Securities Act, the Exchange Act, the Commodity Exchange Act, certain state securities laws and the rules and regulations thereunder. We also may be subject to vicarious and controlling person liability for the activities of our subsidiaries and our officers, employees and affiliated persons.

The SEC is the federal agency primarily responsible for the administration of federal securities laws, including adopting rules and regulations applicable to broker-dealers (other than government securities broker-dealers) and enforcing both its rules regarding broker-dealers and the Treasury’s rules regarding government securities broker-dealers. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. In addition, Treasury rules relating to trading government securities apply to such activities when engaged in by broker-dealers. The CFTC is the federal agency primarily responsible for the administration of federal commodities laws, including the adoption of rules applicable to Futures Commissions Merchants.

Much of the regulation of broker-dealers’ operations in the United States has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are subject to approval by the SEC) that govern the operations of broker-dealers and government securities broker-dealers and conduct periodic inspections and examinations of their operations. In the case of BGC Partners’ U.S. broker-dealer subsidiaries, the principal self-regulatory organization is FINRA. FINRA is a new self-regulatory organization that commenced operations in the third quarter of 2007. It was formed from the consolidation of the NASD’s member regulation operations and the regulatory arm of the NYSE Group to act as the self-regulatory organization for all broker-dealers doing business within the United States. Accordingly, BGC Partners’ U.S. subsidiaries will be subject to both scheduled and unscheduled examinations by the SEC and FINRA. In our futures-related activities, our subsidiaries are also subject to the rules of the CFTC, futures exchanges of which they are members and the NFA, a futures self-regulatory organization.

The changing regulatory environment and rules that may be promulgated by the SEC, the Treasury, the Federal Reserve Bank of New York, the CFTC, the NFA, FINRA and other self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, if adopted, may directly affect our mode of operation and profitability, of our competitors and our customers and of the securities markets in a way that could adversely affect our business.

The SEC, self-regulatory organizations and state securities administrators conduct informal and formal investigations of possible improprieties or illegal action by broker-dealers and their “associated persons,” which could be followed by the institution of administrative, civil and/or criminal proceedings against broker-dealers and/or “associated persons.” Among the sanctions that may result if administrative, civil or criminal proceedings were ever instituted against us or our “associated persons,” are injunctions, censure, fines, the issuance of cease-and-desist orders or suspension or expulsion from the industry and, in rare instances, even imprisonment. The principal purpose of regulating and disciplining broker-dealers is to protect customers and the securities markets, rather than to protect broker-dealers, creditors and equity holders. From time to time, our “associated persons” have been and are subject to routine investigations, none of which, to date, have had a material adverse effect on our business.

Throughout 2007, the U.S. securities industry implemented a number of new rules contained in Regulation NMS which made a number of changes to the U.S. national market structure for equity securities. Among other things, Regulation NMS governs how market centers provide access to their quotations in sub-penny increments. Regulations NMS also contains a “Trade-Through Rule” which generally prevents a market center from trading a stock at a price that is worse than an electronically accessible quote for the same security displayed on a competing market.

U.K. and European Regulation

The Financial Services and Markets Act 2000, which we refer to as the “FSMA 2000,” along with secondary legislation provides the framework in which all forms of financial services business are authorized and regulated.

The FSA is the statutory regulator for the United Kingdom financial services industry. The FSA is an independent non-governmental body that has been given statutory powers by the FSMA 2000. Currently, we have subsidiaries and branches regulated by the FSA (BGCI, BGC International L.P., the U.K. branch of ETC Pollak, the U.K. branch of BGC Financial, Inc., BGC Brokers Limited (formerly known as Euro Brokers Limited), and BGC Brokers L.P.).

The FSA regulates the financial services industry through its Handbook of Rules and Guidance, which consist of a number of sourcebooks and manuals and is prepared under powers granted by FSMA 2000.

A number of powers are conferred on the FSA by the FSMA 2000. These include the power to investigate, discipline or prosecute breaches of FSMA 2000. For example, the FSA can institute criminal proceedings for insider dealing and money laundering subject to restrictions imposed by the Treasury and can impose a penalty or public statement for market abuse. Once a firm is authorized by the FSA, it is under an obligation to meet the standards set by the FSA, and the FSA can take disciplinary action against an authorized person. Such disciplinary action may include the imposition of a fine, issuance of public censures, withdrawal or amendment of authorization or prosecution.

As a result of FSA’s annual risk assessment of the BGC Partners group’s regulated entities in 2005, the FSA concluded that there was a failure within the BGC Partners group to manage risk and control functionality around corporate governance and financial reporting and also discovered a number of inaccuracies in the monthly reporting statements used to calculate financial resources and also that certain items in the sub-ledger accounts were misclassified. The FSA asked that a “skilled person” be appointed to report on the accuracy of the regulatory returns submitted and the accuracy of the classification of items in the sub-ledger accounts. The first phase of work was conducted by an independent accounting firm which submitted the requisite report to the FSA in December 2005. The second phase began in August 2007 and its scope extended to include controls surrounding accuracy of the completion of regulatory reports. The second phase review report was received by management on December 20, 2007 and was reviewed to the satisfaction of the FSA in a trilateral meeting with the skilled person and the FSA in January 2008. The FSA has advised the BGC Group that the next risk assessment will be conducted in May 2008.

There are a number of European directives that have been or will be implemented by European Union member states that affect the financial services industry. These include The Market Abuse Directive, the MIFID, The Third Money Laundering Directive, The Financial Groups Directive and the Capital Requirements Directive. Some of these directives have caused or are expected to cause significant changes to the way the financial services industry is regulated in Europe. These directives are important developments in the regulatory environment of the European Union.

Our European regulated group (Aurel Leven, BGC Brokers Limited, BGC Brokers L.P., BGC International L.P., BGC International, ETC Pollak, EPP Holdings and other intermediate non-regulated holding entities) is subject to The Financial Groups Directive. To meet the FSA’s requirements under this directive, the corporate structure of our European regulated group was reorganized as of July 1, 2007. Specifically, the FSA required BGC Partners to establish a new European consolidated financial holding entity which is the direct owner of its European operations, which we refer to as “European Holdings.” This enabled the FSA to regulate this discrete group at a consolidated level from a capital adequacy perspective, which it is obligated to do under The Financial Groups Directive. The restructuring of the regulated European entities under European Holdings does not affect their day-to-day operations as European Holdings is a holding entity.

To improve regulatory capital efficiency, we merged the businesses of MIS Brokers Limited into BGC Brokers L.P., with respect to its businesses in London, on March 1, 2007, and, with respect to its Danish businesses, on May 1, 2007.

Other Regulation

Our subsidiaries that have foreign operations are subject to regulation by the relevant regulatory authorities and self-regulatory organizations in the countries in which they do business. The following table sets forth certain jurisdictions, other than the United States, in which we do business and the applicable regulatory authority or authorities of each such jurisdiction:

Jurisdiction	Regulatory Authorities/Self-Regulatory Organizations
Australia	Australian Securities and Investments Commission and Australian Futures Exchange

Canada	Ontario Securities Commission

China	China Banking Regulatory Commission

Denmark	Financial Supervisory Authority

France	Banque de France and subsidiary agencies, including CECEI (Comité des Établissements de Crédit et des Entreprises d’investissement), CCLRF (Comité Consultatif de la Législation et de la Réglementation Financière), Commission Bancaire and AMF (Autorité des Marchés Financiers)

Hong Kong	Securities and Futures Commission and The Hong Kong Monetary Authority

Japan	Financial Services Agency

Korea	Ministry of Finance and Economy

Mexico	Banking and Securities National Commission

Singapore	Monetary Authority of Singapore

Switzerland	Swiss Federal Banking Commission

Turkey	Capital Markets Board of Turkey

United Kingdom	Financial Services Authority

Capital Requirements

U.S.

Every U.S.-registered broker-dealer is subject to the Uniform Net Capital Requirements. The Uniform Net Capital Requirements is designed to ensure financial soundness and liquidity by prohibiting a broker or dealer from engaging in business at a time when it does not satisfy minimum net capital requirements.

In the United States, net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets, such as a firm’s positions in securities. Among these deductions are adjustments, which we refer to as “haircuts,” in the market value of securities positions to reflect the market risk of such positions prior to their liquidation or disposition. The Uniform Net Capital Requirements also imposes a minimum ratio of equity to subordinated debt which may be included in net capital.

Regulations have been adopted by the SEC that prohibit the withdrawal of equity capital of a broker-dealer, restrict the ability of a broker-dealer to distribute or engage in any transaction with a parent company or an affiliate that results in a reduction of equity capital or to provide an unsecured loan or advance against equity capital for the direct or indirect benefit of certain persons related to the broker-dealer (including partners and affiliates) if the broker-dealer’s net capital is, or would be as a result of such withdrawal, distribution, loan or advance, below specified thresholds of excess net capital. In addition, the SEC’s regulations require certain notifications to be provided in advance of such withdrawals, distributions, reductions, loans and advances that exceed in the aggregate 30% of excess net capital within any 30 day period, and the SEC has the authority to restrict, for up to 20 business days, such withdrawal, distribution or reduction of capital if the SEC concludes that it may be detrimental to the financial integrity of the broker-dealer or may expose its customers or creditors to loss. Notice is required following any such withdrawal, distribution, reduction, loan or advance that exceeds in the aggregate 20% of excess net capital within any 30 day period. The SEC’s regulations limiting withdrawals of excess net capital do not preclude the payment to employees of “reasonable compensation.”

Our subsidiaries, BGC Securities and BGC Financial, Inc., are registered with the SEC and are subject to the Uniform Net Capital Requirements and, accordingly, must maintain minimum net capital and comply with the Uniform Net Capital Requirements in all respects. BGC Securities uses the “basic method” of calculating net capital and must maintain net capital of not less than the greater of $100,000 or 6.66% of certain of its liabilities and other obligations. BGC Financial, Inc. uses the “alternative method” of calculating net capital and must maintain net capital of not less than the greater of $250,000 or 2% of its aggregate debit items (primarily receivables from customers and other broker-dealers). BGC Financial, Inc. is also a member of the FICC, which imposes capital requirements on its members.

Compliance with the Uniform Net Capital Requirements may limit the extent and nature of our operations requiring the use of our registered broker-dealer subsidiaries’ capital, and could also restrict or preclude our ability to withdraw capital from our broker-dealer subsidiaries.

Non-U.S.

Outside the United States, non-U.S. net capital requirements are essentially defined as statutory capital and reserves, plus qualifying subordinated borrowings less liquidity adjustments arising from the liquidity of non-trading book assets. Further deductions are then taken pertaining to trading book assets and exposures to capture credit, market, foreign exchange and concentration risks. A further requirement is ordinarily imposed on most non-U.S. regulated entities which requires the firm to provide for capital equal to at least its operational costs for a three-month period.

A regulated entity which is dormant or conducts primarily non-trading book activities will still have a minimum capital requirement. This normally takes the form of a solvency test, expenditure-based requirement or is prescribed by the local regulator dependent upon its authorized activities.

In the United Kingdom, the FSA imposes regulatory capital requirements on its regulated entities. Additionally, certain other of our foreign subsidiaries are required to maintain non-U.S. net capital requirements. In Hong Kong, BGC Securities (Hong Kong), LLC and BGC Capital Markets (Hong Kong), Limited are regulated by the Securities and Futures Commission and The Hong Kong Monetary Authority, respectively. BGC Securities (Hong Kong) LLC is subject to non-U.S. net capital requirements. BGC Capital Markets (Hong Kong) Limited does not currently have a capital requirement and is only required to be solvent. In France, ETC Pollak SAS, EPP Holdings SAS and Aurel Leven; in Denmark, BGC Brokers L.P.’s Danish branch; in Australia, BGC Partners (Australia) Pty Limited; in Japan, BGC Shoken Kaisha Limited; in Singapore, a BGC International branch; and in Turkey, AS Menkul, all have non-U.S. net capital requirements imposed upon them by local regulators. In addition, the Eurex and LCH (LIFFE/LME) clearing organizations, of which BGC Partners is a member, also impose minimum capital requirements.

BGC Partners had equity capital for its regulated subsidiaries of $190.7 million and $230.1 million for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively.

Employees

As of March 31, 2008, we employed 1,226 brokers and 34 eSpeed and BGCantor Market Data salespeople and related staff (front office) and 1,005 employees (back office). Approximately 21.5% of BGC Partners’ brokers are based in the United States, approximately 53.7% are based in Europe (including Turkey) and the remaining approximately 24.8% are based in the Asia-Pacific region. As of March 31, 2008, we had approximately 2,265 total employees. Generally, our employees are not subject to any collective bargaining agreements, except our employees in certain of our European offices, including France, who are covered by national, industry-wide collective bargaining agreements.

Properties

Our corporate headquarters are located at 499 Park Avenue, New York, New York 10027 and we have contiguous space at 110 East 59th Street, New York, New York 10027, while our international headquarters remain at One Churchill Place in London, E14 U.K.

Our main U.S. operations are located at 199 Water Street, New York, New York 10038 where we occupy approximately 62,000 square feet of leased space, pursuant to a sublease. BGC Partners has occupied space at One Churchill Place BP1, Canary Wharf E14 and 40 Bank Street, Canary Wharf E14. We permit certain Cantor entities to use the office space at these offices with the 40 Bank Street office dedicated to a data center. We also lease office space at One America Square in London and sublet portions of the leased property to third parties and to Cantor Fitzgerald Europe.

We also lease office space in Beijing (representative office), Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Nyon, Paris, Seoul, Singapore, Sydney and Tokyo.

We occupy a concurrent computing center in Rochelle Park, New Jersey and a Midwest data center in Chicago, Illinois. In March 2007, we opened an additional data center in Trumbull, Connecticut. Our U.S. operations also lease office space in Boston, Massachusetts, Chicago, Illinois, Dallas, Texas, Los Angeles, California and Shrewsbury, New Jersey. We believe that our facilities are adequate for our current operations.

Legal Proceedings

In the ordinary course of business, various legal actions are brought and are pending against us and our affiliates in the United States and internationally. In some of these actions, substantial amounts are claimed. These matters involve, but are not limited to, employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by our competitors or with respect to terms and conditions of employment and other matters. We are also involved, from time to time, in reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding our business, judgments, settlements, fines, penalties, injunctions or other relief.

Employment and Competitor-Related Litigation

From time to time, we and our affiliates are involved in litigation, claims and arbitrations, in the United States and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by its competitors or with respect to terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Other Matters

The National Australia Bank Limited, which we refer to as “NAB,” has filed a claim against BGC International, which we refer to as “BGCI,” and BGC Capital Markets (Japan) LLC (formerly known as Cantor Fitzgerald LLC), which we refer to as “BGC Capital Markets (Japan).” From September 2001 through January 2004, NAB employees who traded in foreign exchange options allegedly lost substantial amounts of money and allegedly overstated the positions which they held. NAB claims that it was the object of conduct by BGCI and BGC Capital Markets (Japan) and certain traders on NAB’s currency options desk, whereby BGCI and BGC Capital Markets (Japan) allegedly provided misleading and deceptive independent revaluation rates to NAB’s middle office, which were then purportedly relied upon by NAB. NAB alleges that the supply of these revaluation rates prevented NAB from discovering the true position of the currency options portfolio and that it subsequently sustained trading losses of AUD 311 million (or, based on an exchange rate of 0.91780 at March 31, 2008, approximately $285 million). The 2006 NAB annual report claims that NAB’s total loss amounted to AUD 539 million (or, based on an exchange rate of 0.91780 at March 31, 2008, approximately $495 million), implying that its consequential losses amounted to AUD 228 million (or, based on an exchange rate of 0.91780 at March 31, 2008, approximately $209 million). BGCI and BGC Capital Markets (Japan) have investigated and are investigating the legal and factual basis of the NAB allegations. At this time, based on the information provided, BGCI and BGC Capital Markets (Japan) believe that they have substantial defenses in respect of the losses claimed by NAB. Accordingly, BGCI and BGC Capital Markets (Japan) do not believe that they are responsible for the losses claimed by NAB. While no specific request for damages is alleged, the amount claimed is expected to be in excess of $600 million. If BGCI and BGC Capital Markets (Japan) do not prevail, BGCI and BGC Capital Markets (Japan) could be subject to substantial liability, and in any event, would likely incur significant legal and other costs in connection with the defense of any such action;

however, at this time, we are unable to estimate a loss or range of losses. Any such losses of BGC U.S. and BGC Global from this litigation will be allocated to BGC Holdings pursuant to the BGC U.S. limited partnership agreement and the BGC Global limited partnership agreement (see “Certain Relationships and Related Transactions—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global—Distributions”). The impact of such a loss could be material to our results of operations, financial condition or cash flows.

On February 15, 2006, the SEC issued a formal order of investigation into trading by certain inter-dealer brokers in the government and fixed income securities markets. The formal order alleges that the broker-dealers named therein, including us, (1) may have made fictitious quotations or made false or misleading statements about the prices at which U.S. Treasury or other fixed income securities would be purchased or sold, (2) may have fabricated market quotations or trading activity in U.S. Treasury or other fixed income securities to stimulate trading and to generate commissions, (3) may have engaged in “front running” or “interpositioning,” (4) may have engaged in fraudulent, deceptive or manipulative acts to induce the purchase or sale of government securities, (5) may have failed to keep and preserve certain books and records as required by the SEC and/or the Treasury and (6) may have failed to supervise with a view to preventing violations of applicable rules and regulations as required by the Exchange Act. We are cooperating in the investigation. Our management believes that, based on the currently available information, the final outcome of the investigation will not have a material adverse effect on our supplemental consolidated results of operations, financial condition or cash flows.

In August 2004, TT commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that we infringe U.S. Patent No. 6,766,304, which issued on July 20, 2004, and U.S. Patent 6,772,132, which issued on August 3, 2004. TT later added eSpeed International Ltd., ECCO LLC and ECCO Ware LLC as defendants in a second amended complaint. On January 5, 2006, we answered TT’s second amended complaint in which we denied the infringement allegations and we filed an amended counterclaim seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT’s patent misuse. The Court consolidated for certain discovery and Markman hearing purposes our case with other patent infringement cases brought by TT against other defendants. A Markman hearing was held on August 16-18, 2006. On October 31, 2006, the Court issued a ruling on claim construction, which provides the meanings of the various terms in dispute in the asserted patents. In that ruling, the Court found that we correctly defined several of the patents’ key terms. The Court’s ruling supports our consistent position that eSpeed and ECCO’s products fall outside the scope of TT’s patents. In February 2007, the Court denied TT’s motion for clarification and reconsideration of the Markman decision and reconfirmed its October 2006 ruling. On June 20, 2007, the Court granted eSpeed’s motion for partial summary judgment on TT’s claims of infringement covering the Dual Dynamic, eSpeedometer and modified eSpeedometer versions of eSpeed and ECCO’s products. As a result, the remaining products at issue in the case were the versions of the eSpeed and ECCO products that have not been on the market in the U.S. since around the end of 2004. TT moved for reconsideration of that summary judgment ruling which the court denied. The trial began on September 10, 2007 and ended on October 4, 2007. On October 10, 2007 a jury rendered a verdict that eSpeed and ECCO willfully infringed. The jury awarded damages in the amount of $3.5 million. On January 3, 2008, the court granted eSpeed’s motion for directed verdict on willfulness, finding that eSpeed’s infringement was not willful as a matter of law, and denied eSpeed’s general motions for directed verdict and for new trial. On February 6, 2008, eSpeed’s remittitur motion was conditionally granted and on February 12, 2008, TT accepted the remittitur. Accordingly, the jury verdict has been reduced to $2,539,468. Additionally, TT’s motion for pre-judgment interest was granted and interest was set at the prime rate, compounded monthly. On May 6, 2008, the Court denied eSpeed’s counterclaim for a declaration of unenforceability due to inequitable conduct. On May 23, 2008, the Court entered a permanent injunction against eSpeed’s infringement of the TT patents with respect to certain products, none of which is currently sold by us. The Court has already determined that the current and most recent versions of our products do not infringe the TT patents. The judgment that is eventually entered by the Court will be subject to appeal by both parties. If TT ultimately prevails in the litigation, we may be required to pay TT damages and/or certain costs and expenses, and we may be forced to modify or withdraw certain products from the market. Both parties have requested attorneys’ fees from the other party, which may be awarded by the Court in exceptional cases. We are unable to estimate a possible loss or range of losses in connection with an appeal of this matter.

In addition to the matters discussed above, we are a party to several pending legal proceedings and claims that have arisen during the ordinary course of business. The outcome of such items cannot be determined with certainty; therefore we cannot predict what the eventual loss or range of loss related to such matters will be. Our management believes that, based on currently available information, the final outcome of these current pending matters will not have a material effect on our supplemental consolidated financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our directors and executive officers.

Name	Age	Title
Howard W. Lutnick	46	Chairman and Co-Chief Executive Officer
Lee M. Amaitis	58	Co-Chief Executive Officer, Director
Shaun D. Lynn	45	President
Stephen M. Merkel	49	Executive Vice President, General Counsel, Secretary
Robert K. West	48	Chief Financial Officer
John H. Dalton	66	Director(1)(2)
Catherine P. Koshland	58	Director(1)(2)
Barry R. Sloane	53	Director(1)(2)
Albert M. Weis	80	Director(1)(2)

(1)	Non-employee director
(2)	Member of the audit and compensation committees

Each executive officer serves at the pleasure of our board of directors.

Howard W. Lutnick.    Mr. Lutnick is the Chairman of our Board of Directors, a position in which he has served since June 1999, and Co-Chief Executive Officer, a position in which he has served since the consummation of the merger on April 1, 2008 after serving as the sole Chief Executive Officer since June 1999, and was our President from September 2001 to May 2004 and became our President again from January 2007 to April 1, 2008. Mr. Lutnick joined Cantor in 1983 and has served as President and Chief Executive Officer of Cantor since 1992. Mr. Lutnick’s company, CF Group Management, Inc., is the managing general partner of Cantor. Mr. Lutnick is a member of the Board of Managers of Haverford College, the Board of Directors of the Fisher Center for Alzheimer Research Foundation at the Rockefeller University, the Executive Committee of the USS Intrepid Museum Foundation’s Board of Trustees, a member of the Board of Directors of the Solomon Guggenheim Museum Foundation, a member of the Board of Directors of the Horace Mann School and a member of the Board of Directors of the National September 11 Memorial & Museum. In addition, Mr. Lutnick is on the supervisory board of ELX.

Lee M. Amaitis.    Mr. Amaitis has been a director since September 2001 and became our Co-Chief Executive Officer upon consummation of the merger on April 1, 2008 and was our Vice Chairman from May 2004 to April 1, 2008. Mr. Amaitis is also currently Chairman and Chief Executive Officer of BGC European Holdings, L.P., and is currently employed as President and Chief Executive Officer of Cantor Index Limited and holds positions at various gaming affiliates of Cantor. Mr. Amaitis also served as our Global Chief Operating Officer from September 2001 to April 2004. Mr. Amaitis also served as Vice Chairman of eSpeed International Limited since December 1999; and from October 1, 2004 until the consummation of the merger on April 1, 2008, was Chairman and Chief Executive Officer of the BGC Division. Mr. Amaitis was President and Chief Executive Officer of BGC International (formerly Cantor Fitzgerald International) and Cantor Fitzgerald Europe until December 2006. Prior to joining Cantor, Mr. Amaitis was Managing Partner and Senior Managing Director of Cowen Government Brokers from April 1991 to February 1995; and was Manager MBS and Limited Partner of Cowen & Co. from February 1989 to April 1991. In addition, Mr. Amaitis is a Trustee on the Board of the St. Paul’s Cathedral Foundation in the United Kingdom, is on the Board of the Boomer Esiason Foundation in the United States and is an ambassador for The Shane Warne Foundation in Australia.

Shaun D. Lynn.    Mr. Lynn became our President upon consummation of the merger on April 1, 2008. Until that time, Mr. Lynn had been President of the BGC Division since 2004 and served as Executive Managing Director of BGC International (formerly Cantor Fitzgerald International) from 2002 to 2004. Mr. Lynn also served as Senior Managing Director of European Government Bonds and Managing Director of European Government Bonds from 1999 to 2002 for a BGC Division company. From 1989 to 1999, Mr. Lynn held various business management positions at Cantor and its affiliates. Prior to joining Cantor in 1989, Mr. Lynn served as a Desk Head for Fundamental Brokers International in 1989 and was Associate Director for Purcell Graham from 1983 to 1989. Mr. Lynn is on the supervisory board for ELX.

Stephen M. Merkel.    Mr. Merkel has been our Executive Vice President, General Counsel and Secretary since September 2001 and was our Senior Vice President, General Counsel and Secretary from June 1999 to September 2001. Mr. Merkel served as a director of our company from September 2001 until October 2004. Mr. Merkel has been Executive Managing Director, General Counsel and Secretary of Cantor since December 2000 and was Senior Vice President, General Counsel and Secretary of Cantor from May 1993 to December 2000. Prior to joining Cantor, Mr. Merkel was Vice President and Assistant General Counsel of Goldman Sachs & Co. from February 1990 to May 1993. From September 1985 to January 1990, Mr. Merkel was an associate with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Merkel is on the Board of Directors of Freedom. In addition, Mr. Merkel is on the supervisory board for ELX.

Robert K. West.    Mr. West became our Chief Financial Officer upon consummation of the merger on April 1, 2008. Until that time, Mr. West had been the Chief Financial Officer of the BGC Division since May 1, 2007. From 2001 until April 2007, Mr. West served as the Chief Financial Officer of Thomas Weisel Partners Group, Inc. From 1997 to 2001, Mr. West was Global Controller and Managing Director of Barclays Global Investors. From 1989 to 1997, he held various positions with Salomon Smith Barney, including Business Unit Controller and Vice President of Global Equity, European Business Units Controller and Vice President, Group Manager of Corporate and Subsidiary Accounting and Vice President, and various Holding Company Accounting positions. From 1987 to 1989, he was an Audit Manager for Deloitte & Touche LLP.

John H. Dalton.    Mr. Dalton has been a director of our company since February 2002. In January 2005, Mr. Dalton became the President of the Housing Policy Council of the Financial Services Roundtable, a trade association and lobbying organization composed of large financial services companies. Mr. Dalton was President of IPG Photonics Corp., a company that designs, develops and manufactures a range of advanced amplifiers and lasers for the telecom and industrial markets, from September 2000 to December 2004. Mr. Dalton served as Secretary of the United States Navy from July 1993 to November 1998. He also serves on the Board of Directors of IPG Photonics Corp., NorthStar Financial Services, LLC, a provider of long-term savings and retirement products in the United States, and Fresh Del Monte Produce, Inc., a producer and marketer of fresh produce. He also serves on the Board of Directors of Washington First Bank.

Catherine P. Koshland.    Dr. Koshland has been a director of our company since November 2007. Dr. Koshland has been the Vice-Provost of Academic Planning and Facilities at the University of California, Berkeley since April 2004, a Professor of Environmental Health Sciences in the School of Public Health and a Professor in the Energy and Resources Group since 1997 and the Wood-Calvert Professor in Engineering since 1995. She joined the Berkeley faculty in 1984. Dr. Koshland served as Chair and Vice-Chair of the Berkeley Division, Academic Senate from 2002 to 2003 and from 2001 to 2002, respectively. From 1994 to 2006, Dr. Koshland was a director of the Combustion Institute. Since 2001, Dr. Koshland has served as a member of the Integrated Human Exposure Committee of the EPA’s Science Advisory Board. From 1998 to 2002, Dr. Koshland served on the California Air Resources Board Research Screening Committee

and currently serves as Associate Director of the University of California, Berkeley Superfund Basic Research Program. Dr. Koshland has been a member of the Board of Managers of Haverford College since 1994, serving as Vice-Chair from 1999 to 2005 and Co-Chair since 2005. Dr. Koshland serves on the Board of Directors of the UC Berkeley Faculty Club and the Board of Trustees of the University of California, Berkeley Art Museum and Pacific Film Archive.

Barry R. Sloane.    Mr. Sloane has been a director of our company since September 2006. Mr. Sloane has been Co-President and Co-Chief Executive Officer of Century Bancorp, Inc. since April 2006 and Co-President and Co-Chief Executive Officer of Century Bank since April 2005. From April 2004 to April 2005, Mr. Sloane was Executive Vice President and Co-Chief Operating Officer of Century Bank and its holding company, Century Bancorp, Inc. From October 2001 to March 2004, he was a Managing Director of Steinberg, Priest and Sloane Capital Management, LLC. Mr. Sloane is a Trustee and Chairman of the Investment Committee of the Fisher Center for Alzheimer Research Foundation at the Rockefeller University, a Trustee of the Beth Israel Deaconess Medical Center, a Trustee of the Savings Bank Employees Retirement Association, a Trustee of the Wheeler School and a member of the Dean’s Council of the John F. Kennedy School of Government at Harvard University.

Albert M. Weis.    Mr. Weis has been a director of our company since October 2002. Mr. Weis has been President of A.M. Weis & Co., Inc., a money management company, since 1976. Mr. Weis was Chairman of the New York Cotton Exchange from 1997 to 1998, 1981 to 1983 and 1977 to 1978. From 1998 to 2000, Mr. Weis was Chairman of the New York Board of Trade. From 1996 to 1999, Mr. Weis was a director and chairman of the audit committee of Synetic, Inc., a company that designs and manufactures data storage products, and, from 1999 to 2001, he was a director and chairman of the audit committee of Medical Manager Corporation (successor to Synetic, Inc.).

Committees of the Board of Directors

The members of the audit committee are currently Messrs. Dalton, Sloane and Weis, who serves as chairman of the audit committee, and Dr. Koshland, all of whom qualify as “independent” in accordance with the published listing requirements of NASDAQ. The members of the audit committee also each qualify as “independent” under special standards established by the SEC for members of audit committees, and the audit committee includes at least one member who is determined by our board of directors to also meet the qualifications of an “audit committee financial expert” in accordance with the SEC rules. Messrs. Weis and Sloane are independent directors who have been determined to be audit committee financial experts.

Our board of directors also has a compensation committee. The members of the compensation committee are currently Messrs. Dalton, Sloane and Weis and Dr. Koshland, all of whom are non-employee directors. The compensation committee is responsible for reviewing and approving all compensation arrangements for our executive officers and for administering our Participation Plan and our Long Term Incentive Plan. We do not have a compensation committee charter.

Nominating Process

Our board of directors does not have a separate nominating committee or committee performing similar functions and does not have a nominating committee charter. As a result, all directors participate in the consideration of director nominees that are recommended for selection by a majority of the independent directors as defined by the published listing requirements of NASDAQ. Our board of directors believes that such participation of all directors is appropriate given the size of our board of directors and the level of participation of our independent directors in the nomination process. Our board of directors will also consider qualified director candidates identified by a member of senior management or by a stockholder. However, it is our general policy to re-nominate qualified incumbent directors and, absent special circumstances, our board of directors will not consider other candidates when a qualified incumbent consents to stand for re-election.

The board of directors considers the following minimum criteria when reviewing a director nominee: (1) director candidates must have the highest character and integrity, (2) director candidates must be free of any conflict of interest which would violate applicable laws or regulations or interfere with the proper performance of the responsibilities of a director, (3) director candidates must possess substantial and significant experience which would be of particular importance in the performance of the duties of a director, (4) director candidates must have sufficient time available to devote to our affairs in order to carry out the responsibilities of a director and (5) director candidates must have the capacity and desire to represent the best interests of our stockholders. Our board of directors screens candidates, does reference checks and conducts interviews, as appropriate. Our board of directors does not evaluate nominees for director any differently because the nominee is or is not recommended by a stockholder.

Employment Agreement

Mr. Lynn entered into an employment agreement with BGC Brokers L.P., which we refer to as “BGC Brokers,” on March 31, 2008, effective upon the closing of the merger (the “Lynn employment agreement”). The Lynn employment agreement has an initial six-year term and will thereafter be extended automatically for successive periods of one year on the same terms and conditions unless either BGC Brokers or Mr. Lynn provides notice of non-renewal. Pursuant to the Lynn employment agreement, Mr. Lynn will receive a base salary of $1,000,000 per year, subject to annual review by BGC Partners’ compensation committee, with a target bonus for each year during the term of the agreement of 300% of base salary. To the extent he is eligible to receive a bonus, the first $1 million of such bonus will be paid in cash, with the remainder, if any, to be paid in cash or a contingent non-cash grant, as determined by BGC Partners’ compensation committee. The target bonus for Mr. Lynn will be reviewed annually by BGC Partners’ compensation committee. In the event of a change of control of BGC Partners (which will occur in the event that BGC Partners is no longer controlled by Cantor or a person or entity controlled by, controlling or under common control with Cantor), the individual or entity which acquires control of BGC Partners will have the option to either extend the term of Mr. Lynn’s employment for a period of three years from the date the change of control took effect (if the remaining term of the Lynn employment agreement at the time of the change of control is less than three years) or to terminate Mr. Lynn’s employment. If the term of Mr. Lynn’s employment is extended, Mr. Lynn will receive an amount equal to his aggregate compensation for the most recent full fiscal year in addition to any other compensation that Mr. Lynn may be entitled to under the Lynn employment agreement. If the continuing company opts to terminate Mr. Lynn’s employment, he will receive two times his aggregate compensation under the Lynn employment agreement for the most recent full fiscal year in full and final settlement of all claims. In each case, he will receive full vesting of all stock options and restricted stock units of BGC Partners (unless otherwise provided in the applicable award agreement) and welfare benefit continuation for two years and a pro rata bonus for the year of termination. In addition, in the event that Mr. Lynn remains employed by BGC Brokers on the second anniversary of the change of control (unless he is not employed on such date solely as a result of dismissal by BGC Brokers under circumstances that constitute a fundamental breach of contract by BGC Brokers), Mr. Lynn will receive an additional payment equal to the payment he received at the time of the change of control.

Change in Control Agreements

Each of Messrs. Lutnick, Merkel and Amaitis entered into change in control agreements with BGC Partners on March 31, 2008, effective upon the closing of the merger. Under these agreements, if a change in control of the Combined Company occurs (which will occur in the event that Cantor or one of its affiliates ceases to have a controlling interest in BGC Partners) and Messrs. Lutnick, Merkel or Amaitis, as the case may be, elect to terminate their employment with BGC Partners, such executive will receive in a lump sum in cash an amount equal to two times such executive’s annual salary base and the annual bonus paid or payable by BGC Partners for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred and receive medical benefits for two years after the termination of their employment (provided that, if Messrs. Lutnick, Merkel or Amaitis, as the case may be, becomes re-employed and is eligible to receive medical benefits under another employer-provided plan, the former medical benefits will be secondary to the latter) or, in the case of Mr. Amaitis, either his annual base salary and bonus in respect of the most recently completed fiscal year or his annual base salary and projected bonus in respect of the fiscal year in which the change of control occurs, with the determination whether to base this calculation of Mr. Amaitis’ bonus in respect of the most recently completed fiscal year or his projected bonus in respect of the fiscal year in which the change in control occurs, as well as the determination of the projected amount of such bonus, to be made by Mr. Lutnick in his sole and absolute discretion. If a change in control occurs and Messrs. Lutnick, Merkel or Amaitis, as the case may be, do not so elect to terminate their employment with BGC Partners, such executive will receive in a lump sum in cash an amount equal to such executive’s annual base salary and the annual bonus paid or payable for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred and receive medical benefits, provided, that in the event that, during the three-year period following the change in control, such executive’s employment is terminated by BGC Partners without cause, or, for Mr. Lutnick, for any reason (and other than by reason of such executive’s death or disability), such executive will receive in a lump sum in cash an amount equal to such executive’s annual base salary and any bonus or portion thereof that has been deferred or the annual bonus paid or payable for the most recently completed fiscal year and receive medical benefits for two years after the termination.

Compensation Discussion and Analysis

Compensation Philosophy

Our executive compensation program is designed to integrate compensation with the achievement of our short-term and long-term business objectives and to assist us in attracting, motivating and retaining the highest quality executive officers and rewarding them for superior performance. Different programs are geared to short-term and longer-term performance with the goal of increasing stockholder value over the long term.

We believe that the compensation of our executive officers should reflect their success in attaining key operating objectives, such as growth or maintenance of market position, success in attracting and retaining qualified brokers, increasing revenues, development of new products and marketplaces, completing and integrating acquisitions, meeting established goals for operating earnings and earnings per share, maintenance and development of customer relationships and long-term competitive advantage. We also believe that executive compensation should reflect achievement of individual goals established for specific executive officers at the beginning of the fiscal year as well as reflect specific achievements by such individuals over the course of the year, such as development of specific products or customer relationships or agreements or executing or integrating acquisitions and strategic arrangements. We believe that the performance of the executives in managing our company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. We also believe that their compensation should not generally be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will, in the long term, reflect our operating performance, and ultimately, the management of our company by our executives. We believe that the long-term performance of our stock is reflected in executive compensation through our stock option, restricted stock units and other equity incentive programs.

On April 1, 2008, BGC Partners OldCo and eSpeed merged. Prior to the merger, executive compensation for the executive officers of eSpeed (Messrs. Lutnick, Amaitis, Merkel, Saracino and Saltzman) was determined by the compensation committee of eSpeed. Elements of compensation for the executive officers of the Combined Company who were not also officers of eSpeed (Messrs. Lynn and West) were determined by Cantor and its affiliates. For executive officers of both the Combined Company and eSpeed (Messrs. Lutnick, Amaitis and Merkel), the portion of such executive officer’s compensation paid by eSpeed was determined by eSpeed’s compensation committee and the portion of such executive officer’s compensation paid by the BGC Division was determined by Cantor and its affiliates. The following compensation discussion and analysis for the Combined Company is set forth on a combined basis, except that to the extent useful and appropriate, compensation for the executive officers of eSpeed and the Combined Company is set forth separately. For 2008, our compensation committee has determined that Messrs. Lutnick, Amaitis, Lynn, Merkel and West are our executive officers.

Overview of Compensation and Process

Executive compensation is composed of the following components: (i) a base salary, which is designed to attract talented employees and contribute to retaining, motivating and rewarding individual performance; (ii) an incentive cash bonus, which is intended to tie financial reward with the achievement of our short-term performance objectives; and (iii) a long-term incentive program, including options and restricted stock units or other equity grants, which is designed to promote the achievement of long-term performance goals and to align the long-term interests of our executive officers with those of our stockholders. From time to time, we have also used employment agreements, including some specified bonus components, and other discretionary bonuses to attract and retain talented employees. Executive officers also receive health and dental insurance, life insurance, and disability coverage consistent with that offered to our other employees in the office in which such executive officer is primarily located. Executives are also expected to be offered the opportunity to make contributions to BGC Holdings in exchange for partnership interests or be granted equity-based awards in BGC Holdings under the Participation Plan or otherwise as described below.

Our compensation committee reviews and recommends to the BGC Partners board of directors for its approval the salaries and bonuses of our executive officers. In addition, the compensation committee approves grants to executive officers and otherwise administers our Equity Plan, Incentive Plan and the BGC Holdings Participation Plan. From time to time, the compensation committee has engaged in discussions with a compensation consultant in connection with its compensation decisions. In 2007, Frederic W. Cook & Co., Inc. advised the compensation committee of eSpeed.

Base salaries for the following year are generally set for our executive officers at the year-end meetings of our compensation committee or in the early part of the next year. At these meetings, our compensation committee also approves the incentive bonuses and any discretionary bonuses for executive officers and grants restricted stock units, REUs, stock option awards or other equity or partnership awards to our executive officers. At the year-end compensation committee meetings, our Chairman and Co-Chief Executive Officers make compensation recommendations to the compensation committee with respect to our executive officers. Such executive officers are not present at the time of these deliberations. Our Chairman, Mr. Lutnick also makes recommendations with respect to his own compensation as Co-Chief Executive Officer, and that of the other Co-Chief Executive Officer, Mr. Amaitis, in conjunction with the Chairman of the compensation committee. The compensation committee deliberates on compensation decisions of all executive officers other than Mr. Lutnick in the presence of Mr. Lutnick and in some cases Mr. Amaitis, our Co-Chief Executive Officer, and separately in executive session, as to all executive officers, including the Co-Chief Executive Officers. The compensation committee may accept or adjust such recommendations and makes the sole determination of the compensation of all of our executive officers.

During the first quarter of each fiscal year, it has been the practice of our compensation committee to establish incentive performance goals for executive officers, although the practice of the compensation committee has been to retain negative discretion to reduce or withhold bonus compensation at the end of the year. All executive officers in office at that time are eligible to participate.

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentives for our executive officers to focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of our compensation committee, which considers a number of personal factors to determine the amount of salary, bonus and other benefits to pay each executive officer, including the following: performance in light of corporate and individual objectives; performance of general management responsibilities; operating earnings and earnings per share; maintenance and development of customer relationships; long-term competitive advantage; value of individual skills in support of long-term and short-term performance of our objectives; and management, leadership and client relationships and satisfaction. In addition, corporate performance factors are considered in determining compensation policies, including achievement of operating profit; improvement in market position or other financial results or metrics reported by us; strategic business criteria, including goals relating to acquisitions or client relationships; stock price and other matters. The compensation committee is aware that certain of our executive officers, including Mr. Lutnick, also receive compensation from our affiliates, including Cantor, but it generally does not specifically review the amount or nature of such compensation.

Our policy for allocating between currently paid and long-term compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for BGC Partners and its stockholders. Likewise, we provide cash compensation in the form of base salary to meet competitive salary norms and reward good performance on an annual basis and in the form of bonus compensation to reward superior performance against specific short-term goals or in the discretion of the compensation committee. We provide equity compensation to reward superior performance against specific objectives and long-term strategic goals and to assist in retaining executive officers and aligning the interests of BGC Partners and its stockholders. For Messrs. Amaitis and Lynn, our combined compensation package in 2007 was weighted approximately 70% and 67%, respectively, in cash compensation and 30% and 33%, respectively, in equity compensation. For Mr. West, our combined compensation package in 2007 was weighted approximately 70% in cash compensation and 30% in equity compensation. Our combined compensation package for 2007 was weighted less than 10% in equity compensation and 90% in cash compensation for Messrs. Merkel, Saltzman and Saracino. With respect to Mr. Lutnick, his combined compensation package for 2007 consisted of 58% in cash compensation and 42% in equity compensation, as determined based on a $4.95 million valuation of Mr. Lutnick’s 2007 eSpeed options using the Black-Scholes method.

We generally intend that compensation paid to our Co-Chief Executive Officers and our other executive officers not be subject to the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended, the “Code,” so long as this can be achieved in a manner consistent with the compensation committee’s other objectives. Subject to certain exceptions, Section 162(m) of the Code eliminates a corporation’s tax deduction in a given year for payments to certain executive officers in excess of $1 million, unless the payments are qualified “performance-based” compensation as defined in Section 162(m) of the Code. We periodically review the potential consequences of Section 162(m) of the Code and may structure the performance-based portion of executive compensation to comply with certain exemptions in Section 162(m) of the Code. However, the compensation committee retains negative discretion to reduce or withhold bonus compensation to our executive officers and also reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) of the Code when it believes that such payments are appropriate, after taking into consideration changing business conditions or the executive officer’s performance.

Base Salary Compensation

We believe that the retention of executive officers who have developed the skills and expertise required to lead our organization is vital to our competitive strength. We further believe that attracting other key employees who can supplement the efforts of our existing executives is absolutely critical. To this end, it is our policy to generally establish base pay at levels comparable to competitors or other companies who employ similarly skilled personnel. We determine these levels by reviewing publicly available information with respect to our peer group of companies and others. We have not traditionally engaged in benchmarking. Our executive officers receive base salaries intended to reflect their skills, roles and responsibilities. Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, will be reviewed and approved by our compensation committee annually, based on a review of relevant salaries of executives at our peer group of companies, including Compagnie Financiere Tradition, Chicago Mercantile Exchange Holdings Inc., GFI Group Inc., ICAP plc, MarketAxess Holdings Inc. and The NASDAQ OMX Group, Inc. and each executive officer’s performance for the prior year, as well as each executive officer’s experience.

Base Salaries Awarded in 2007

In setting base salaries for fiscal 2007, we considered qualifications, experience and responsibilities of our executive officers. For 2007, eSpeed’s compensation committee did not make material changes to executive officer base salaries as compared to 2006, except that Mr. Saracino’s base salary was increased to $225,000, and Mr. Saltzman’s base salary was increased to $800,000. Mr. Amaitis received a base salary of $250,000 from eSpeed which was established by its compensation committee and of $3,223,260 which was paid by the BGC Division prior to the merger. Mr. Merkel received a base salary of $600,000 from eSpeed and $325,500 which was paid by the BGC Division prior to the merger. Messrs. Lynn and West received base salaries of $1,505,469 and $318,667, respectively which was paid by the BGC Division for 2007. Salaries paid by the BGC Division prior to the merger were determined by Cantor based on individual performance, peer pay practices and similar factors. With respect to Mr. Lutnick, eSpeed’s compensation committee also specifically considered salaries and total compensation packages of executives in our peer group of companies as described above in determining his 2007 base salary as Chief Executive Officer for eSpeed of $1,000,000. Mr. Lutnick also received a base salary of $4,000,000 which was paid by the BGC Division for 2007 prior to the merger which was determined by Cantor. Mr. Lutnick received a comparatively larger portion of his compensation in 2007 as base salary to achieve consistency with industry pay practices and the fact that he had also received a substantial portion of his total compensation for 2007 in the form of equity.

Base Salaries Awarded in 2008

Base salaries for 2008 were established at the closing of the merger and equal $1,000,000 each for Messrs. Lutnick, Amaitis, Lynn and Merkel and $550,000 for Mr. West. The Combined Company also entered into an employment agreement with for Mr. Lynn at the closing of the merger. See “—Employment Agreement.”

We currently expect that Mr. Lutnick will spend approximately 50% of his time on Combined Company matters, that Mr. Amaitis will spend approximately 75% of his time on Combined Company matters and that Mr. Merkel will spend approximately 50% of his time on Combined Company matters, although, these percentages may vary depending on business developments at the Combined Company or Cantor or any of their affiliates. Messrs. Lynn and West are each expected to spend 100% of their time on Combined Company matters.

Bonus Compensation

We believe that compensation should vary with corporate performance and that a significant portion of compensation should continue to be linked to the achievement of business goals. Our Incentive Plan provides a means for the payment of Section 162(m) of the Code qualified “performance-based” compensation in the form of bonuses to our executive officers while preserving our tax deduction.

Each year, the compensation committee specifies the applicable performance criteria and targets to be used under the Incentive Plan for each performance period. These performance criteria may vary from participant to participant and will be determined by the compensation committee and may be based on one or more of the following financial performance measures:

•	pre-tax or after-tax net income;

•	pre-tax or after-tax operating income;

•	gross revenues;

•	profit margin;

•	stock price;

•	cash flows;

•	market share;

•	pre-tax or after-tax earnings per share;

•	pre-tax or after-tax operating earnings per share;

•	expenses;

•	return on equity; or

•

strategic business criteria consisting of one or more objectives based upon meeting revenues, market penetration, geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures.

The actual bonus awarded to any given participant at the end of a performance period is based on the extent to which the applicable performance goals for such performance period are achieved, as determined by the compensation committee, and may be paid in cash or in equity interests. In addition, from time to time, the compensation committee may provide for guaranteed bonuses in employment agreements in order to attract and retain talented employees or may grant ad hoc discretionary bonuses when an executive officer is not eligible for the Incentive Plan or when it otherwise considers such bonuses to be appropriate.

In the first quarter of 2007, the compensation committee of eSpeed determined that the executive officers of eSpeed, including Messrs. Lutnick, Amaitis, Merkel, Saltzman and Saracino, would be participating executives for 2007 in its Incentive Plan. The compensation committee used the same performance criteria for all executive officers and set 2007 bonus opportunities at a maximum of $10,000,000, which was the maximum annual amount allowed for 2007 for each individual pursuant to the terms of the Incentive Plan, provided that (i) eSpeed achieved operating profits for 2007, or (ii) eSpeed achieved improvement as compared to 2006 in gross revenue or total transaction volumes reported in our earnings release, in each case calculated on the same basis as its 2006 earnings release. The eSpeed compensation committee did not establish any specific thresholds or measures of improvement required to meet such performance criteria as it believed that the specified goals addressed its existing business objectives at that time. The eSpeed compensation committee, in its sole and absolute discretion, retained the right to reduce the amount of any bonus payment based upon any factors it determined, regardless of whether identified performance objectives had been achieved.

In 2007, we awarded cash bonus compensation to Messrs. Lutnick and Merkel, both of whom provided services to eSpeed and the BGC Division in 2007, as well as to Messrs. Lynn and West, who provided services exclusively to the BGC Division in 2007. The BGC Division also provided cash bonus compensation to Mr. Amaitis.

Bonuses Awarded in 2007

In its discretion, eSpeed’s compensation committee awarded cash bonuses for 2007 based upon achievement of both identified goals established in the first quarter of 2007. With such corporate performance goals having been met, variations in bonus awards for each eSpeed executive officer were based further on general performance objectives identified by eSpeed’s Chief Executive Officer, such as performance skills, quality of work product, management and motivation of employees and other general factors relevant to the individual office, as well as participation in certain significant initiatives in 2007. In addition, eSpeed’s compensation committee considered several factors in establishing bonus awards for executive officers for 2007, including pay practices of the peer group identified in eSpeed’s annual meeting proxy statement performance graph and otherwise, individual performance level, changes in pre-tax operating earnings per share from the prior year, individual contributions toward achievement of strategic goals and our overall financial and operating results, participation in the negotiation of the merger with the BGC Division Partners and participation in the creation of the ELX futures exchange with eSpeed and 11 other financial institutions. Specifically, Mr. Saltzman’s bonus was based in part on development of particular customer relationships and his role in establishing the ELX futures exchange. Mr. Saltzman was paid a discretionary bonus of $175,000 in May 2007, which bonus was taken into consideration when paying his additional year-end cash bonus compensation. The compensation committee also considered the $350,000 Cantor partnership grant to Mr. Saltzman which was made in 2006. Our Co-Chief Executive Officer, Mr. Lutnick, who was also the Chief Executive Officer of eSpeed in 2007, received a cash bonus of $500,000 from eSpeed in 2007. His bonus was determined based on peer group pay practices, performance level, contribution towards achievement of strategic goals, participation in the merger and creation of the ELX futures exchange and overall operating results. In determining Mr. Merkel’s bonus, the eSpeed compensation committee and the BGC Division also noted his significant role in the merger. In 2007, incentive bonuses for executive officers ranged from 9% to 52% of the overall total cash compensation paid to such executive officers by eSpeed and the BGC Division as applicable. Of Mr. Lutnick’s 2007 cash compensation, 9% was paid as cash bonus compensation and a significantly higher percentage was shifted to equity compensation due to the proposed merger. Mr. Amaitis did not receive an eSpeed cash bonus for 2007 in light of his reduced time commitment to eSpeed as compared to BGC Partners, but received a bonus of $255,736 from the BGC Division, which was determined based on the BGC Division’s strong operating performance in 2007 as well as Mr. Amaitis’ role in hiring and acquisitions during the year.

Incentive Bonus Targets for 2008

In connection with the merger, the Combined Company established an annual target cash bonuses for 2008 of up to the percentages set forth below:

•	400% of annual base salary for Howard W. Lutnick;

•	375% of annual base salary for Lee M. Amaitis;

•	300% of annual base salary for Shaun D. Lynn;

•	100% of annual base salary for Stephen M. Merkel; and

•	100% of annual base salary for Robert K. West.

In addition to the target cash bonuses set forth above, the executive officers are eligible for additional incentive compensation to be paid in the form of equity, partnership units or otherwise.

In the first quarter of 2008, the Compensation Committee determined that the executive officers of the Combined Company, including Messrs. Lutnick, Amaitis, Lynn, Merkel and West, would be participating executives for 2008 in our Incentive Plan. The Compensation Committee used the same performance criteria for all executive officers and set 2008 bonus opportunities at a maximum of $10,000,000, which was the maximum annual amount allowed for 2008 for each individual pursuant to the terms of the Incentive Plan, provided that (i) the Combined Company achieves operating profits for 2008, or (ii) the Combined Company achieves improvement as compared to 2007 in gross revenue or total transaction volumes reported in its earnings release, in each case calculated on the same basis as the 2007 earnings release. The Compensation Committee did not establish any specific thresholds or measures of improvement required to meet such performance criteria as it believed that the specified goals addressed existing business objectives at that time. The Compensation Committee, in its sole and absolute discretion, retained the right to reduce the amount of any bonus payment based upon any factors it determined, regardless of whether identified performance objectives had been achieved.

Employment Agreement

Prior to the merger, Mr. Lynn and BGC International were parties to an employment agreement, dated August 13, 2004, which we refer to as the “pre-merger employment agreement.” Under the pre-merger employment agreement, Mr. Lynn received an annual base salary of £500,000 per year and was eligible to receive a bonus equal to 15% of the pre-tax profits of the BGC businesses managed by him. The pre-merger employment agreement terminated upon Mr. Lynn entering into the employment agreement with BGC Brokers L.P. described below.

Mr. Lynn entered into an employment agreement with BGC Brokers L.P., which we refer to as “BGC Brokers,” on March 31, 2008, effective upon the closing of the merger, which we refer to as the “Lynn employment agreement.” The Lynn employment agreement has an initial six-year term and will thereafter be extended automatically for successive periods of one year on the same terms and conditions unless either BGC Brokers or Mr. Lynn provides notice of non-renewal. Pursuant to the Lynn employment agreement, Mr. Lynn will receive a base salary of $1,000,000 per year, subject to annual review by BGC Partners’ compensation committee, with a target bonus for each year during the term of the agreement of 300% of base salary. To the extent he is eligible to receive a bonus, the first $1,000,000 of such bonus will be paid in cash, with the remainder, if any, to be paid in cash or a contingent non-cash grant, as determined by BGC Partners’ compensation committee. The target bonus for Mr. Lynn will be reviewed annually by BGC Partners’ compensation committee. In the event of a change of control of BGC Partners (which will occur in the event that BGC Partners is no longer controlled by Cantor or a person or entity controlled by, controlling or under common control with Cantor), the individual or entity which acquires control of BGC Partners will have the option to either extend the term of Mr. Lynn’s employment for a period of three years from the date the change of control took effect (if the remaining term of the Lynn employment agreement at the time of the change of control is less than three years) or to terminate Mr. Lynn’s employment. If the term of Mr. Lynn’s employment is extended, Mr. Lynn will receive an amount equal to his aggregate compensation for the most recent full fiscal year in addition to any other compensation that Mr. Lynn may be entitled to under the Lynn employment agreement. If the continuing company opts to terminate Mr. Lynn’s employment, he will receive two times his aggregate compensation under the Lynn employment agreement for the most recent full fiscal year in full and final settlement of all claims. In each case, he will receive full vesting of all stock options and restricted stock units of BGC Partners (unless otherwise provided in the applicable award agreement) and welfare benefit continuation for two years and a pro rata bonus for the year of termination. In addition, in the event that Mr. Lynn remains employed by BGC Brokers on the second anniversary of the change of control (unless he is not employed on such date solely as a result of dismissal by BGC Brokers under circumstances that constitute a fundamental breach of contract by BGC Brokers), Mr. Lynn will receive an additional payment equal to the payment he received at the time of the change of control.

Grants of Options, Restricted Stock Units and Partnership Interests

It is our general policy to award options, restricted stock units, other equity-based compensation or partnership interests to our executive officers in order to align their interests with those of our long-term investors and to help attract and retain these persons. The Combined Company’s Equity Plan is designed to reward employees for increases in our stock price and to provide us with optimal flexibility in the way that we do so. It permits our compensation committee to grant stock options, stock appreciation rights, deferred stock, bonus stock, performance awards, dividend equivalents, other stock-based awards, and partnership interests and REUs. It is our goal to preserve these incentives as an effective tool in motivating and retaining executives.

We intend that our Equity Plan and the Participation Plan will be the primary vehicles for offering long-term equity incentives to reward our executive officers, including where the compensation committee pays out bonuses under the Incentive Plan in the form of equity interests under the Equity Plan. We also regard our equity award program as a key retention tool. This is a very important factor in our determination of the type of award to grant and the number of underlying shares that are granted in connection with that award. Because of the direct relationship between the value of an option and the market price of our Class A common stock, we believe that granting stock options is one of the best methods of motivating the executive officers to manage our company in a manner that is consistent with the interests of BGC Partners and its stockholders. However, because of the evolution of regulatory, tax and accounting treatment of equity incentive programs and because it is important to us to retain our executive officers, we realize that it is important that we utilize other forms of equity and partnership interest awards as and when we may deem necessary, and our compensation committee retains the right to grant a combination of forms of equity and partnership awards to executive officers as it considers appropriate or to differentiate among executive officers with respect to different types of equity awards. The compensation committee has also granted authority to Mr. Lutnick, our Chairman and Co-Chief Executive Officer, to grant options or restricted stock units to the non-executive officers and employees of our company. These equity-based awards are generally granted and priced on the same date and terms as the grants to executive officers. This practice is expected to continue after the completion of the merger.

Officers and employees are also expected to be offered the opportunity to make contributions to BGC Holdings in exchange for partnership interests or be granted equity-based awards in BGC Holdings under the Participation Plan described below. Investments in partnership interests or grants pursuant to the Participation Plan are intended to attract, retain, motivate and reward executive officers by enabling them to acquire or increase their ownership interests in BGC Holdings. Participation by executive officers and the terms of any grants or investments by such executive officers will be subject to the approval of our compensation committee. Our compensation committee will have the discretion to determine the price of the purchase right, which may be set at preferential or historical prices that are less than the prevailing fair market value of our common stock. The compensation committee has also granted authority to Mr. Lutnick, our Chairman and Co-Chief Executive Officer, to grant partnership interests as compensation awards in BGC Holdings under the Participation Plan to officers and employees of BGC Partners. These partnership interests and REU awards are generally granted and priced on the same date and terms as the grants to executive officers.

Options, Restricted Stock Units and REUs Granted in 2007

We grant awards to our executive officers based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain our long term goals. However, there is no set formula for the granting of compensation awards to individual executive officers. Our compensation committee has taken the view in prior periods that equity awards for our executive officers will have the long-term effect of maximizing stock price and stockholder value.

In 2007, eSpeed’s compensation committee, in consultation with a compensation consultant, granted stock options to our Co-Chief Executive Officer, Mr. Lutnick, and restricted stock units to certain of eSpeed’s executive officers. On December 28, 2007, the eSpeed compensation committee granted Mr. Lutnick a vested option to purchase 1,000,000 shares of Class A common stock at an exercise price of $10.82 per share, the closing price on December 28, 2007, which had a Black-Scholes value of $4.95 million on the date of grant. The decision to grant Mr. Lutnick stock options rather than restricted stock units was based on the opinion of the compensation committee that such grants would incentivize Mr. Lutnick to generate long-term stockholder value, serve as a long-term retention device and reflect Mr. Lutnick’s role in the merger with the BGC Division and the establishment of the ELX futures platform. For 2007, Mr. Lutnick was awarded REUs having a post-termination payment amount of $3,000,000 at the date of award for services to the BGC Division, resulting in a combined equity award of $7.95 million for Mr. Lutnick. In December 2007, eSpeed also granted restricted stock units to Messrs. Saltzman, Merkel and Saracino, as a way to reward them for and motivate them toward superior performance tied to retention. No equity award was made to Mr. Amaitis for eSpeed in 2007 in light of his focus on affiliated businesses, including the BGC Division. Messrs. Amaitis and Lynn were awarded REUs having a post-termination payment amount of $1,500,000 each for their services to the BGC Division in 2007, Mr. Merkel was awarded REUs having a post-termination payment amount of $427,500 for his services to the BGC Division in 2007 and Mr. West was awarded REUs having a post-termination payment amount of $225,000 for his services to the BGC Division in 2007. The right to receive payment upon redemption of these REU interests for Messrs. Lutnick, Amaitis and Lynn immediately vested upon the closing of the merger. The right to receive payment upon redemption of these REUs for Messrs. West and Merkel vests over a 3-year period, with 33.3% vesting on each of the anniversary dates. Post-termination payment amounts in each case were determined based on the eSpeed stock price on the date of each award. Each of these REUs was issued upon the closing of the merger.

On December 28, 2007, the eSpeed compensation committee also voted to accelerate the vesting of restricted stock units and stock options which had been granted in 2006. These equity awards included 771,875 options which had been granted to Mr. Lutnick in 2006. The eSpeed compensation committee voted to approve the acceleration of the vesting of these awards in order to take any resulting compensation expense in 2007 while eSpeed was a stand-alone entity rather than in 2008 after eSpeed was merged with the BGC Division. In addition, the compensation committee determined that such acceleration of vesting was advisable since the majority of the accelerated equity awards had been granted to Mr. Lutnick, which the compensation committee did not view as a significant retention risk in light of his control of our voting power and substantial investment in our equity. Accordingly, the eSpeed compensation committee also voted to award Mr. Lutnick’s 1,000,000 option grant for 2007 on a fully-vested basis.

In 2007, eSpeed granted options to purchase approximately 3.2% of its outstanding Class A common stock on a fully-diluted basis to Mr. Lutnick. No other stock option grants were made during 2007, with the exception of grants of options to purchase 7,085 shares of our Class A common stock to two of our independent directors as part of their annual grant of eSpeed stock options or restricted stock units. During 2007, eSpeed granted restricted stock unit awards to purchase 319,469 shares of our Class A common stock (approximately 1.0% of eSpeed’s outstanding Class A common stock at that time on a fully-diluted basis). Of this amount, approximately 7.7% was granted to our executive officers, and the balance was granted to other officers, non-employee directors and employees. Mr. Lutnick received these options as compensation for his performance on behalf of eSpeed, his responsibility for the overall strategy of eSpeed and, in order to further align his interests with stockholders, in lieu of other cash compensation which he might otherwise have been awarded.

Timing of Grants

Compensation awards to our executive officers are typically granted annually in conjunction with the review of the individual performance of our executive officers, although interim grants may be considered and approved from time to time. This review generally takes place at the year-end meetings of the compensation committee, which are generally held in a series of meetings in December of each fiscal year. Our policy is to award year-end grants to all employee recipients on the same date and at the same price as grants to our executive officers. Grants, if any, to newly hired employees are effective on the employee’s first day of employment. The exercise price of all stock options is set at the closing price of our Class A common stock on NASDAQ on the date of grant. With respect to restricted stock units, REUs or other Participation Plan awards, grants are generally made based on a dollar value, and, where applicable, the number of shares is determined using the closing price of our Class A common stock on NASDAQ on the date of grant. From time to time, grants may be made on a mid-year or other basis in the event of business developments, changing compensation or other factors, subject to the approval of the compensation committee.

Perquisites

Historically, from time to time, the BGC Division has provided certain of our named executive officers with perquisites and other personal benefits that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete, especially for executives who perform services abroad as expatriates. However, we do not generally provide pension arrangements, post-retirement health coverage or similar benefits for our executive officers or employees. While we do not view perquisites as a significant element of our comprehensive compensation structure, we do believe that from time to time they can be useful in attracting, motivating and retaining the executive talent for which we compete, especially for executive officers. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, and we may consider their use in the future. All present or future practices regarding perquisites will be subject to periodic review by our compensation committee.

With respect to the BGC Division, the perquisites and other personal benefits, if any, provided to our named executive officers (other than Mr. Amaitis) historically have not had an aggregate incremental cost to us per individual that exceeds $10,000. The BGC Division has historically provided Mr. Amaitis, whose primary office location is in London and who travels frequently on our business to New York and elsewhere, with a car and driver in London and a rental apartment in New York that we subsidize. On limited occasions, Mr. Amaitis’ family has joined him at the New York apartment. Our senior management carefully evaluated our costs associated with the New York apartment and determined that the cost-sharing arrangement has historically been cost effective for us due to the significant number of days that Mr. Amaitis spends in New York on our business. As such, this arrangement will continue following this offering, subject to periodic evaluation. In addition, in prior years, we have paid for the expenses, including salary and benefits, associated with household staff at Mr. Amaitis’ London home, but our senior management determined to discontinue this arrangement effective December 31, 2006. Certain executive officers working in our London headquarters have also received the use of parking spaces allocated to our headquarters lease. In 2007, eSpeed did not provide material perquisites to any of its executive officers.

We do offer medical, dental, life insurance and short term disability to all employees on a non-discriminatory basis. Medical insurance premiums are charged to employees at varying levels based on total cash compensation, and all of our executive officers were charged at the maximum contribution level in light of their compensation. Certain of our executive officers living in London have received certain immaterial additional private medical benefits.

In the future, we may provide certain perquisites to our executive officers as an element of their overall compensation structure. While perquisites are not expected to be a significant element of the compensation structure, they may be useful in attracting, motivating and retaining the executive talent for which we compete, especially for executives who perform services abroad as expatriates. From time to time these perquisites might include travel, transportation benefits and housing, particularly for executives who travel frequently to our office locations. These additional benefits are expected to assist our executives in performing their duties and provide time efficiencies. Any practices of in providing perquisites will be subject to periodic review by our compensation committee.

Post-Employment Compensation

Pension Benefits

We do not currently provide pension arrangements or post-retirement health coverage for our executives or employees, although we may consider such benefits in the future.

Retirement Benefits

Our executive officers in the U.S. are generally eligible to participate in our 401(k) contributory defined contribution plan, which we refer to as the “Deferral Plan.” Pursuant to the Deferral Plan, all U.S. eligible employees, including executive officers, are provided with a means of saving for their retirement.

Nonqualified Deferred Compensation

We do not provide any nonqualified defined contribution or other deferred compensation plans, although we may consider such benefits in the future.

Other Post-Employment Payments

We are not obligated to provide post-employment health coverage or other benefits to our executive officers, although we would become obligated to provide certain post-employment benefits upon assumption of the change in control and employment agreements.

Change in Control Agreements

Each of Messrs. Lutnick, Merkel and Amaitis entered into change in control agreements with BGC Partners on March 31, 2008, effective upon the closing of the merger. Under these agreements, if a change in control of the Combined Company occurs (which will occur in the event that Cantor or one of its affiliates ceases to have a controlling interest in BGC Partners) and Messrs. Lutnick, Merkel or Amaitis, as the case may be, elect to terminate their employment with BGC Partners, such executive will receive in a lump sum in cash an amount equal to two times such executive’s annual salary base and the annual bonus paid or payable by BGC Partners for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred and receive medical benefits for two years after the termination of their employment (provided that, if Messrs. Lutnick, Merkel or Amaitis, as the case may be, becomes re-employed and is eligible to receive medical benefits under another employer-provided plan, the former medical benefits will be secondary to the latter) or, in the case of Mr. Amaitis, either his annual base salary and bonus in respect of the most recently completed fiscal year or his annual base salary and projected bonus in respect of the fiscal year in which the change of control occurs, with the determination whether to base this calculation on Mr. Amaitis’ bonus in respect of the most recently completed fiscal year or his projected bonus in respect of the fiscal year in which the change in control occurs, as well as the determination of the projected amount of such bonus, to be made by Howard W. Lutnick in his sole and absolute discretion. If a change in control occurs and Messrs. Lutnick, Merkel or Amaitis, as the case may be, do not so elect to terminate their employment with BGC Partners, such executive will receive in a lump sum in cash an amount equal to such executive’s annual base salary and the annual bonus paid or payable for the most recently completed fiscal year, including any bonus or portion thereof that has been deferred and receive medical benefits, provided, that in the event that, during the three-year period following the change in control, such executive’s employment is terminated by BGC Partners (and other than by reason of such executive’s death or disability), such executive will receive in a lump sum in cash an amount equal to such executive’s annual base salary and any bonus or portion thereof that has been deferred or the annual bonus paid or payable for the most recently completed fiscal year.

In addition, these executives will be entitled to a gross-up for any taxes imposed as a result of the application of Section 4999 of the Code. In the event of death or disability, such executive will be paid accrued salary to the date of death or disability.

Cantor Partnership Grants

Certain of our current executive officers are currently partners of Cantor and have a significant portion of their net worth directly invested in Cantor’s business. Messrs. Lutnick and Merkel have significant investments in the Cantor partnership. In addition to personal investments, Cantor granted to certain employees awards of partnership grants. In 2007, Cantor awarded a partnership grant to Mr. Merkel, $36,167 of which was attributed to the BGC Division. In 2006, Cantor granted to Mr. Saltzman, one of eSpeed’s former executive officers, an award of partnership units in Cantor with a notional value of $950,000. The notional value of Mr. Saltzman’s award, granted on August 7, 2006 was $350,000. The awarded Cantor partnership units entitled the employee to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination, provided that the employee has not engaged in any competitive activity with Cantor, eSpeed, BGC or any of their affiliates prior to the date each payment is due. These partnership units contain restrictive covenants such as non-competition clauses that provide us with an important retention tool. Mr. Saltzman’s entitlement to such post-termination payments vested in six equal annual installments beginning July 1, 2007, provided that as of each such anniversary date Mr. Saltzman was still employed by our company or one of our affiliates and had not breached this agreement. Mr. Saltzman’s employment terminated on January 23, 2008 and his partnership award was terminated at that time. See “—Paul Saltzman Separation Agreement.” The other awards of partnership units in Cantor were fully vested on date of grant. In connection with the merger, any such grant awards held by an employee who provides services exclusively to the BGC Division were redeemed for a new interest in BGC Holdings, which continues to vest according to its original schedule.

The partnership unit awards described in the preceding paragraph are accounted for as liability awards under SFAS 123R. For the awards that are not fully vested at grant date, we recognize non-cash compensation expense for the fair value of the awards as the awards are amortized over the stated vesting periods. For the awards that are fully vested on the date of grant, we recognize non-cash compensation expense at grant date for the fair value of the awards. In addition, the quarterly distributions on such units are included in our compensation expense as a non-cash charge. None of the costs of the various benefits provided under the partnership units in Cantor have been or will be paid by BGC Partners; however, BGC Partners records a non-cash charge on its income for the amounts that have been or will be paid to the employees by Cantor, with an offsetting amount credited to additional paid-in capital reflecting amounts deemed contributed by Cantor.

Our compensation committee was not involved in the grants of these partnership unit awards by Cantor. The compensation committee was, however, aware of these grants at the time that it made compensation decisions for 2007 and made compensation determinations in light of all factors, including achievement of specified performance goals.

BGC Partners Grants

As part of the discretionary compensation paid to executive officers and other key employees, our compensation committee may from time to time authorize the issuance of BGC Holdings units, which are subject to the accounting rules set forth in SFAS 123R.

In connection with the merger, Cantor granted to Messrs. Amaitis and Lynn 1,100,000 and 200,000, respectively, of BGC Holdings founding partner units which became exchangeable upon the closing of the merger into shares of our Class A Common stock on a one-to-one basis (subject to customary anti-dilution adjustments), with all of the shares received by either of them upon exchange being immediately saleable, subject to applicable law. These grants are intended to incentivize Messrs. Amaitis and Lynn and are in addition to any compensation that may be granted to Mr. Lynn pursuant to his employment agreement described above or to Messrs. Amaitis and Lynn pursuant to the Incentive Plan and/or the Participation Plan for 2008.

In the third quarter of 2007, BGC and certain of its subsidiaries entered into agreements with certain of their non-executive employees pursuant to which the employees agreed to exchange an aggregate of approximately $7.9 million of their compensation earned in 2007 for the delivery in 2008 of 990,734 RSUs, which were issued upon the closing of the merger. These RSUs vest over a two-year period, with 50% vesting on each of the anniversary dates. In the fourth quarter of 2007, certain non-executive employees of BGC and other persons who provide services to the BGC Division were informed that they could expect to receive an aggregate of 295,816 REU interests in lieu of a portion of their discretionary bonus for 2007 having a post-termination payment amount of $3.0 million and 153,736 REU interests to be considered as part of their total 2008 compensation having a post-termination payment amount of $1.6 million, in each case to be delivered in 2008 and issued upon the closing of the merger. The right to receive payment upon redemption of these REU interests vests over a three-year period, with 33.3% vesting on each of the anniversary dates. The REU interests will only be exchangeable for our Class A common stock in accordance with terms and conditions of the grant of such REU interests, which terms and conditions will be determined by us, as the indirect general partner of BGC Holdings, subject to Cantor’s consent, as the holder of a majority in interest of the BGC Holdings exchangeable limited partnership interest, in accordance with the terms of the BGC Holdings limited partnership agreement. In addition, in the fourth quarter of 2007, certain non-executive employees of the BGC Division and other persons who provide services to the BGC Division were informed that they could expect to receive an aggregate of 169,747 RSUs in lieu of a portion of their discretionary bonus for 2007 having an aggregate estimated value of $1.7 million and 984,059 RSUs to be considered as part of their total 2008 compensation having an aggregate estimated value of $10.0 million, in each case delivered in 2008 and issued upon the closing of the merger. These RSUs vest over a three-year period with 33.3% vesting on each of the anniversary dates. Generally, REUs were issued to persons who became founding partners in BGC Holdings and RSUs were issued to persons who were employees of eSpeed and back office employees of BGC Partners or Cantor who had been providing services to the BGC Division. Aggregate estimated values in each case were determined based on the eSpeed stock price on the date of each award.

In addition, in the fourth quarter of 2007, certain of our executive officers were informed that they could expect to receive an aggregate of 593,992 REU interests (265,487 for Howard W. Lutnick, 132,744 for Lee Amaitis, 132,744 for Shaun Lynn, 41,912 for Stephen M. Merkel and 21,105 for Robert K. West) for delivery in 2008, which were issued upon the closing of the merger. These REU interests have a post-termination payment amount of $6.6 million ($3.0 million for Howard W. Lutnick, $1.5 million for Lee Amaitis, $1.5 million for Shaun Lynn, $0.4 million for Stephen M. Merkel and $0.2 million for Robert K. West). The REUs will only be exchangeable for Class A common stock in accordance with terms and conditions of the grant of such REU interests, which terms and conditions will be determined by us, as the indirect general partner of BGC Holdings, subject to Cantor’s consent, as the holder of a majority in interest of the BGC Holdings exchangeable limited partnership interest, in accordance with the terms of the BGC Holdings limited partnership agreement. The right to receive post-termination payment amounts upon redemption of these REU interests for Messrs. Lutnick, Amaitis and

Lynn immediately vested upon the closing of the merger. The right to receive post-termination payment amounts upon redemption of these REUs for Messrs. Merkel and West vest over a three-year period with 33.3% vesting on each of the anniversary dates. Post-termination payment amounts in each case were determined based on the eSpeed stock price on the date of each award. Mr. West was also informed that he could expect to receive 11,387 RSUs to be considered as part of his 2008 compensation having an aggregate estimated value of $0.1 million, to be delivered in 2008 and issued upon the closing of the merger. These RSUs vest over a three-year period with 33.3% vesting on each of the anniversary dates.

BGC Holdings Participation Plan

BGC Partners has adopted the Participation Plan as a means to attract, retain, motivate and reward present founding partners, present or prospective REU partners and prospective working partners and executive officers of BGC Partners by enabling such founding/working partners, such REU partners and executive officers to acquire or increase their ownership interests in BGC Holdings.

The Participation Plan is administered by our compensation committee or its designee. The Participation Plan provides for the grant of BGC Holdings limited partnership interests issuable pursuant to the BGC Holdings limited partnership agreement as of the date of the Participation Plan or as may thereafter be issuable thereunder. The total number of BGC Holdings limited partnership interests issuable under the Participation Plan will be determined from time to time by our board of directors, provided, that interests exchangeable for or otherwise representing the right to acquire our common stock may only be granted to the extent such shares are available for issuance under the BGC Partners Long Term Incentive Plan, as amended and restated. The compensation committee has broad administrative authority to, among other things, select present founding partners, present or prospective REU partners or prospective working partners and executive officers entitled to receive bonus or purchase awards, determine the number and type of partnership interests covered by such awards, including whether such partnership interests will be exchangeable for or otherwise represent the right to receive our Class A common stock, determine the purchase period and other terms and conditions of any purchase rights and interpret and administer the Participation Plan. The compensation committee has the discretion to determine the price of any purchase right, which may be set at preferential or historical prices that are less than the prevailing fair market value of Class A common stock.

The Participation Plan provides that the compensation committee may at any time amend or terminate the Participation Plan, provided that, without the participant’s written consent, no such amendment or termination will adversely affect any outstanding purchase rights. Amendments to the Participation Plan require stockholder approval only if required by applicable laws or applicable regulatory requirements.

Impact of Accounting Changes on Compensation Policy

Our management and our compensation committee recognize that we are be subject to certain SFAS 123R and other accounting charges with respect to its executive officers and other employees; however, our management and our compensation committee do not believe that these accounting charges should be taken into account in the determination of appropriate levels and types of compensation to be made available, even though certain of these accounting charges, both cash and non-cash, will be disclosed in the compensation tables and narratives because they do provide various payments and rights to executive officers that are covered by those tables.

Paul Saltzman Separation Agreement

On January 23, 2008, Paul Saltzman resigned as eSpeed’s Chief Operating Officer. In connection with his resignation, Mr. Saltzman entered into an employment separation agreement in which (i) he agreed to provide consulting services to us over a three-year period for total cash compensation of $2.1 million provided he complies with certain affirmative and restrictive covenants; (ii) Mr. Saltzman’s 7,239 restricted stock units issued in December 2007 will be immediately vested; (iii) his December 2004 option to purchase 150,000 shares of our Class A common stock at an exercise price of $11.47 per share will be extended to expire on the termination date of his consulting period; and (iv) Mr. Saltzman will receive an additional restricted stock unit grant having a value of $100,000 on the third anniversary of his termination date in the event that he has complied with all of his obligations under the foregoing agreement.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this prospectus with the management of the Company and, based on such review and discussions, the compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this prospectus.

THE COMPENSATION COMMITTEE

Barry R. Sloane, Chairman

John H. Dalton

Catherine P. Koshland

Albert M. Weis

Executive Compensation

Summary Compensation Table

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards, REUs and Cantor Partnership Units ($)(1)	(f) Option Awards ($)(2)	(g) Non-Equity Incentive Plan Compensation ($)(3)	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation ($)(4)	(j) Total ($)
Howard W. Lutnick,	2007	5,000,000	—	1,180,932	9,822,186	500,000	—	—	16,503,118
Chairman of the Board and Co-Chief Executive Officer	2006	1,540,000	—	—	146,793	500,000	—	3,000	2,189,793
Lee M. Amaitis,	2007	3,473,260	255,735	859,706	—	—	—	76,029	4,664,731
Co-Chief Executive Officer	2006	1,808,333	2,479,566	18,465	—	—	—	277,730	4,584,094
Shaun D. Lynn,	2007	1,505,469	1,538,942	668,228	—	—	—	3,265	3,715,454
President	2006	1,205,684	1,903,000	39,147	—	—	—	709	3,148,540
Stephen M. Merkel,	2007	925,500	397,833	59,986	—	200,000	—	—	1,583,319
Executive Vice President, General Counsel and Secretary	2006	820,246	175,414	1,389	—	150,000	—	3,000	1,150,049
Robert K. West,	2007	318,667	200,000	4,113	—	—	—	—	522,780
Chief Financial Officer (5)	2006	—	—	—	—	—	—	—	—
Frank V. Saracino,	2007	225,000	—	11,025	—	75,000	—	—	311,025
Chief Accounting Officer (6)	2006	160,000	140,000	278	—	—	—	—	300,278
Paul Saltzman,	2007	800,000	—	48,890	—	850,000	—	—	1,698,890
Chief Operating Officer (7)	2006	747,917	200,000	20,446	—	355,000	—	—	1,323,363

(1)	The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007 and 2006, respectively, in accordance with SFAS 123R, of RSU, REU and Cantor partnership unit awards for services to eSpeed or the BGC Division pursuant to the Equity Plan or otherwise and thus may include amounts from awards granted in and prior to 2007 and 2006, respectively. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. For more information used in the calculations of these amounts, see the footnotes to BGC Partners’ audited supplemental consolidated financial statements and eSpeed’s audited consolidated financial statement, included in this prospectus. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.
(2)	The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007 and 2006, respectively, in accordance with SFAS 123R, of options granted pursuant to the Equity Plan and thus may include amounts from options granted in and prior to 2007 and 2006, respectively. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. For more information used in the calculations of these amounts, see the footnotes to eSpeed’s audited consolidated financial statements, included in this prospectus. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

(3)	The amounts in column (g) reflect the cash awards to the named executive officers under the Incentive Plan, which is discussed in further detail under the heading “—Compensation Discussion and Analysis—Bonus Compensation.”
(4)	BGC has historically provided Mr. Amaitis, whose primary office location is in London and who travels frequently on our business to New York and elsewhere, with a car and driver in London and a rental apartment in New York that we subsidize.
(5)	Mr. West was appointed Chief Financial Officer on May 16, 2007.
(6)	Mr. Saracino was appointed as Chief Accounting Officer on December 13, 2007.
(7)	Mr. Saltzman terminated his employment on January 23, 2008.

Grants of Plan-Based Awards

The following table shows all grants of plan-based awards to the named executive officers with respect to the year ended December 31, 2007:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Grant Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock, Unit and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)(1)	Threshold ($)	Target (#)	Maximum (#)
Howard W. Lutnick	12/28/07	—	—	—	—	—	—	—	1,000,000	—	4,947,200
	—	—	—	10,000,000	—	—	—	—	—	—	—
Lee M. Amaitis	—	—	—	10,000,000	—	—	—	—	—	—	—
Shaun D. Lynn	—	—	—	10,000,000	—	—	—	—	—	—	—
Stephen M. Merkel	12/14/07	—	—	—	—	—	—	9,804	—	—	100,000
	12/31/07	—	—	—	—	—	—	761	—	—	36,167
	—	—	—	10,000,000	—	—	—	—	—	—	—
Robert K. West	—	—	—	—	—	—	—	—	—	—	—
Frank V. Saracino	12/14/07	—	—	—	—	—	—	2,451	—	—	25,000
Paul Saltzman	12/20/07	—	—	—	—	—	—	7,239	—	—	75,000

(1)	The amounts shown in column (e) reflect the maximum payment under our Incentive Plan. During 2007, there were no specific minimum and target levels under our Incentive Plan. The $10,000,000 maximum amount was the maximum annual amount available for payment to any one executive officer under the Incentive Plan for 2007, and members of our compensation committee retain negative discretion to award less than this amount even if the performance criteria are met. Actual amounts paid for 2007 are set forth in column (g) of the Summary Compensation Table.
(2)	The amounts shown do not include REU awards, which were issued upon the closing of the merger on April 1, 2008, to Messrs. Lutnick, Amaitis, Lynn, Merkel and West of 265,487; 132,744; 132,744; 41,912 and 21,105, respectively. They also do not include RSU awards, which were issued upon the closing of the merger on April 1, 2008, to Messrs. West and Saracino of 11,387 and 4,780, respectively.
(3)	More information used in the calculations of these amounts is included in footnotes to BGC Partners’ audited supplemental consolidated financial statements and eSpeed’s audited consolidated financial statements, which are included in this prospectus.

Outstanding Equity Awards at Fiscal Year End

The following table shows all unexercised options and restricted stock units that had not vested for each of the named executive officers as of December 31, 2007:

	Option Awards					Stock Awards (3)
(a) Name	(b) Number of Securities Underlying Unexercised Options (#) Exercisable	(c) Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	(d) Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	(e) Option Exercise Price ($)	(f) Option Expiration Date	(g) Number of Shares or Units of Stock That Have Not Vested (#) (2)(3)	(h) Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	(i) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	(j) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Howard W. Lutnick	2,000,000	—	—	22.00	12/10/2009	—	—	—	—
	625,000	—	—	16.88	11/28/2010	—	—	—	—
	1,500,000	—	—	5.10	10/19/2011	—	—	—	—
	1,000,000	—	—	14.39	12/9/2012	—	—	—	—
	1,000,000	—	—	21.42	12/9/2013	—	—	—	—
	1,000,000	—	—	13.00	12/20/2014	—	—	—	—
	250,000	—	—	8.42	8/22/2016	—	—	—	—
	800,000	—	—	8.80	12/15/2016	—	—	—	—
	1,000,000	—	—	10.82	12/28/2017	—	—	—	—
Lee M. Amaitis	325,000	—	—	22.00	12/9/2009	—	—	—	—
	50,000	—	—	15.13	11/24/2010	—	—	—	—
	118,750	—	—	5.10	10/19/2011	—	—	—	—
	150,000	—	—	14.39	12/9/2012	—	—	—	—
	200,000	—	—	21.42	12/9/2013	—	—	—	—
	250,000	—	—	11.47	12/20/2014	—	—	—	—
Shaun D. Lynn	—	—	—	—	—	—	—	—	—
Stephen M. Merkel	100,000	—	—	22.00	12/10/2009	—	—	—	—
	100,000	—	—	16.88	11/28/2010	—	—	—	—
	110,000	—	—	5.10	10/19/2011	—	—	—	—
	100,000	—	—	14.39	12/9/2012	—	—	—	—
	100,000	—	—	21.42	12/9/2013	—	—	—	—
	100,000	—	—	11.47	12/20/2014	—	—	—	—
	—	—	—	—	—	9,804	110,785	—	—
Robert K. West	—	—	—	—	—	—	—	—	—
Frank V. Saracino	7,500	—	—	11.47	12/20/2014	—	—	—	—
	—	—	—	—	—	2,451	27,696	—	—
Paul Saltzman	200,000	—	—	17.67	4/29/2014	—	—	—	—
	150,000	—	—	11.47	12/20/2014	—	—	—	—
	—	—	—	—	—	7,239	81,801	—	—

(1)	All options listed above are fully vested.
(2)	All restricted stock units listed above vest annually from the date of grant over a three-year period, with 33% vesting on the first anniversary date except that the vesting of Mr. Saltzman’s restricted stock units was accelerated in connection with his employment separation agreement dated as of January 23, 2008.
(3)	The amounts shown do not include REU or RSU awards that were issued upon the closing of the merger on April 1, 2008, to Messrs. Lutnick, Amaitis, Lynn, Merkel, West and Saracino of $3,000,000, $1,500,000, $1,500,000, $427,500, $341,141 and $48,750, respectively.

Option Exercises and Stock Vested; Pension Benefits and Nonqualified Deferred Compensation

Restricted stock units of 8,331 vested and restricted stock units of 4,167 were accelerated for our named executive officers during 2007. None of our named executives exercised stock options in 2007 and none of our named executive officers received any retirement pension benefits or nonqualified deferred compensation from eSpeed during the 2007 fiscal year.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)

Howard W. Lutnick	—	—	—	—

Lee M. Amaitis(1)	—	—	—	—

Shaun D. Lynn	—	—	—	—

Stephen M. Merkel	—	—	5,681	59,120

Robert K. West	—	—	—	—

Frank V. Saracino	—	—	1,136	11,822

Paul Saltzman	—	—	5,681	59,120

(1)	Mr. Lee Amaitis exercised 118,750 options on December 31, 2007, which were beneficially owned on behalf of his former wife and held on her behalf pursuant to a domestic relations order.

Potential Payments Upon Change of Control

The following table provides information regarding the estimated amounts payable to the individuals named below upon either termination or continued employment upon a change of control, under the change of control and employment agreements, described above under “—Employment Agreement” and “—Change in Control Agreements” as if such agreements were in effect and that the change of control had occurred on December 31, 2007 and using the closing market price of eSpeed Class A common stock as of December 31, 2007, the last trading day prior to December 31, 2007.

Name	Salary ($)	Bonus ($)	Vesting of Equity Compensation ($)	Welfare Benefit Continuation ($)	Gross-Up Payment ($)	Total ($)
Howard W. Lutnick
Termination of Employment	2,000,000	8,000,000	—	35,525	7,754,804	17,790,329
Extension of Employment	1,000,000	4,000,000	—	—	3,863,677	8,863,677
Lee M. Amaitis
Termination of Employment	2,000,000	7,500,000	—	47,640	6,634,801	16,182,441
Extension of Employment	1,000,000	3,750,000	—	—	3,300,847	8,050,847
Shaun D. Lynn
Termination of Employment	2,000,000	6,000,000	—	7,476	5,564,517	13,571,993
Extension of Employment	1,000,000	3,000,000	—	—	2,779,661	6,779,661
Stephen M. Merkel
Termination of Employment	2,000,000	2,000,000	110,785	35,525	3,204,000	7,350,310
Extension of Employment	1,000,000	1,000,000	110,785	—	1,631,078	3,741,863

Employment Arrangements

In 2008, in connection with the merger, we agreed that each of Howard W. Lutnick, Lee M. Amaitis, Shaun D. Lynn and Stephen M. Merkel would receive an annual base salary of $1,000,000 per year, and Mr. West would receive an annual base salary of $550,000 and annual target cash bonuses of up to the percentages set forth below:

•	400% of annual base salary for Howard W. Lutnick;

•	375% of annual base salary for Lee M. Amaitis;

•	300% of annual base salary for Shaun D. Lynn;

•	100% of annual base salary for Stephen M. Merkel; and

•	100% of annual base salary for Robert K. West.

In addition to the target cash bonuses set forth above, the executive officers are eligible for additional incentive compensation to be paid in the form of equity, partnership units or otherwise.

With respect to Mr. Lynn, we have entered into an employment agreement. Mr. Lynn’s employment agreement has a five-year term and provides for a base salary of $1,000,000 per year, subject to annual review and increase by the compensation committee, with a target cash bonus for 2008 of 300% of base salary. The target bonus for Mr. Lynn will be reviewed annually by the compensation committee. Upon death, disability or termination in the absence of a change of control, an executive will be paid only accrued salary to the date of death, disability or termination. We currently expect that Mr. Lutnick will spend approximately 50% of his time each year on BGC Partners matters, that Mr. Amaitis will spend approximately 80% of his time each year on BGC Partners matters and that Mr. Merkel will spend approximately 50% of his time each year on BGC Partners matters, although, these percentages may vary depending on business developments at BGC Partners or Cantor or any of their affiliates. Messrs. Lynn and West are each expected to spend 100% of their time on BGC Partners matters.

Compensation of Directors

Directors who are also our employees do not receive additional compensation for serving as directors. Under our current policy, we pay to each non-employee director annual compensation of $25,000. We also pay $2,000 for each meeting of our board of directors and $1,000 for each meeting of a committee of our board of directors actually attended, whether in person or by telephone. Under our policy, none of our non-employee directors is paid more than $3,000 in the aggregate for attendance at meetings held on the same date. Non-employee directors also are reimbursed for all out-of-pocket expenses incurred in attending meetings of our board of directors or committees of our board of directors.

In addition to the cash compensation described above, under our current policy, upon the appointment or initial election of a non-employee director, at the option of such non-employee director, we issue to each non-employee director either (i) restricted stock units equal to the value of shares of our Class A common stock that could be purchased for $70,000 at the closing price of such Class A common stock on the trading date of the appointment or initial election of a non-employee director (rounded down to the next whole share) or (ii) options having an equivalent value, based on a Black-Scholes formula, of shares of our Class A common stock that could be purchased for $70,000 at the closing price of such Class A common stock on the trading date of such meeting (rounded down to the next whole share). The restricted stock units issued upon the appointment or initial election of a non-employee director vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our board of directors at the opening of business on such date. The options granted upon the appointment or initial election of an non-employee director vest equally on each of the first two anniversaries of the grant date, provided that the optionee is still a non-employee director of our board of directors at the opening of business on such date.

We also grant to each non-employee director on an annual basis, in consideration for services provided, at the option of such non-employee director, either (i) restricted stock units equal to the value of shares of our Class A common stock that could be purchased for $35,000 at the closing price of such Class A common stock on the date of such meeting (rounded down to the next whole share) or (ii) options having an equivalent value, based on a Black-Scholes formula, of shares of our Class A common stock that could be purchased for $35,000 at the closing price of such Class A common stock on the trading date of such meeting (rounded down to the next whole share). The restricted stock units granted on an annual basis vest on the first anniversary of the grant date, provided that the non-employee director is a member of our board of directors at the opening of business on such date. The options granted on an annual basis vest on the first anniversary of the grant date, provided that the optionee is still a non-employee director of our board of directors at the opening of business on such date.

The restricted stock units and options described above are granted pursuant to our Equity Plan. Such restricted stock units and options are subject to the terms and conditions of the Equity Plan under which they are awarded and the execution and delivery of agreements with each recipient. Each option has a term of 10 years, and the exercise price for each option is equal to the closing price for the Class A common stock on the date of grant, as reported on the NASDAQ Global Market.

Director Compensation for the Year Ended December 31, 2007

The table below summarizes the compensation paid by us to non-employee directors for the year ended December 31, 2007:

(a) Name(1)	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)(2)	(d) Option Awards ($)(3)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings	(g) All Other Compensation ($)	(h) Total ($)
Albert M. Weis, Director	185,000	—	47,528	—	—	—	232,528
John H. Dalton, Director	177,000	—	47,528	—	—	—	224,528
Barry R. Sloane, Director	197,000	59,788	—	—	—	—	256,788
Catherine P. Koshland, Director (4)	12,250	70,000	—	—	—	—	82,250
Barry Gosin (5) Former Director	156,750	—	—	—	—	—	156,750

(1)	Howard Lutnick, Chairman of the Board and Co-Chief Executive Officer of the Combined Company, and Lee Amaitis, Co-Chief Executive Officer of the Combined Company are not included in this table as they are employees of our company and thus received no compensation for their services as directors. The compensation received by Messrs. Lutnick and Amaitis as employees of our company is shown in the Summary Compensation Table.

(2)	Reflects the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007 in accordance with SFAS 123R, and thus may include amounts from awards granted in and prior to 2007. In 2007, the fair value of the stock awards granted to each director was as follows: Albert M. Weis: none; John H. Dalton: none; Barry R. Sloane: $35,000; Catherine P. Koshland: $105,000 and Barry Gosin: $70,000. More information used in the calculation of these amounts is included in the footnotes to eSpeed’s audited consolidated financial statements included in this prospectus. As of December 31, 2007, each director had the following number of restricted stock units outstanding: Albert M. Weis: none; John H. Dalton: none; Barry R. Sloane: 3,421; Catherine P. Koshland: 3,421 and Barry Gosin: none.
(3)	Reflects the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2007 in accordance with SFAS 123R, and thus includes amounts from options granted in and prior to 2007. In 2007, the fair value of the awards granted to each director was as follows: Albert M. Weis: $35,000; John H. Dalton: $35,000; Barry R. Sloane: none; Catherine P. Koshland: none and Barry Gosin: none. More information used in the calculation of these amounts is included in the footnotes to eSpeed’s audited consolidated financial statements included in this prospectus. As of December 31, 2007, each director had the following number of options outstanding: Albert M. Weis: 74,619; John H. Dalton: 84,619; Barry R. Sloane: none; Catherine P. Koshland: none and Barry Gosin: none.
(4)	Ms. Koshland was initially appointed as a director on November 7, 2007.
(5)	Mr. Gosin was initially appointed as a director on February 7, 2007 and resigned as a director on November 7, 2007.

Compensation Committee Interlocks and Insider Participation

The compensation committee of our board of directors currently consists of Messrs. Dalton, Sloane and Weis and Dr. Koshland. All of the members of our compensation committee are non-employee directors and are not former officers. During 2007, none of our executive officers served as a member of the board of directors or on the compensation committee of a corporation where any of its executive officers served on our compensation committee or on our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of May 16, 2008, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of any class of our outstanding capital stock;

•	each of the stockholders selling shares in this offering;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and named executive officers as a group.

For more information regarding our principal and selling stockholders and the relationship, position and office they have had with us, see “Certain Relationships and Related Transactions” and “Management—Directors and Executive Officers.” As of May 16, 2008, there were 41,079,037 shares of our Class A common stock outstanding. Following the completion of this offering, and assuming the underwriters do not exercise their option to purchase additional shares, there will be 51,079,504 shares of our Class A common stock outstanding.

Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Shares of Class B common stock are convertible into shares of Class A common stock at any time in the discretion of the holder on a one-for-one basis. Accordingly, a holder of Class B common stock is deemed to be the beneficial owner of an equal number of shares of Class A common stock for purposes of this table. Unless otherwise indicated in the footnotes, the principal address of each of the stockholders and the directors and executive officers identified below is 499 Park Avenue, New York, New York 10022.

Each person or entity listed as an “Other Selling Stockholder” in this table is a limited partner of BGC Holdings and/or Cantor. The determination of beneficial ownership of the Class A common stock held by each such Other Selling Stockholder prior to and immediately after this offering includes ownership of the following, except as otherwise noted by a footnote to the table below:

•	shares of our Class A common stock that are issuable for options outstanding and exercisable or exercisable within 60 days from May 16, 2008;

•	founding partner interests which are currently exchangeable into our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments);

•

shares of Class A common stock to be sold in this offering that are receivable pursuant to distribution rights granted by Cantor and with respect to which Cantor has agreed to accelerate the distribution thereof solely to permit the sale of such shares in this offering;

•	shares of Class A common stock held in such Other Selling Stockholder’s 401(k) account; and

•	any other shares of Class A common stock beneficially owned by such Other Selling Stockholder.

	Beneficial Ownership Prior to Offering				Beneficial Ownership Prior to and Immediately Following Offering				Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock				Class B Common Stock
	Shares		%		Shares		%			Shares		%
5% Beneficial Owners and Selling Stockholders (1):

Cantor Fitzgerald, L.P. (2)	42,580,372	(3)(5)	58.4	%(4)	31,799,362	(5)	99.8	%(6)	3,926,178	32,580,839	(3)(5)	39.3	%(7)
CF Group Management, Inc.	43,017,929	(5)(8)	59.0	%(9)	31,848,107	(5)(10)	100.0	%(6)	—	33,018,396	(5)(8)	39.8	%(11)
Downtown Associates, L.L.C.	4,376,991	(12)	10.7	%(13)	—		—		—	4,376,991	(12)	8.5	%(14)

Directors and Executive Officers (1):

Howard W. Lutnick	53,313,253	(5)(15)	64.9	%(16)	31,848,107	(17)	100.0	%(6)	—	43,313,720	(5)(15)	47.0	%(18)
Lee M. Amaitis	2,297,262	(19)	5.3	%(20)	—		—		—	2,297,262	(19)	4.3	%(20)
Shaun D. Lynn	792,188	(21)	1.9	%(22)	—		—		—	792,188	(21)	1.5	%(22)
Stephen M. Merkel	806,830	(23)	1.9	%(24)	—		—		—	806,830	(23)	1.5	%(24)
Robert K. West	—		—		—		—		—	—		—
John H. Dalton	79,734	(25)	*		—		—		—	79,734	(25)	*
Albert M. Weis	100,034	(26)	*		—		—		—	100,034	(26)	*
Barry R. Sloane	—		—		—		—		—	—		—
Catherine P. Koshland	6,086	(27)	*		—		—		—	6,086	(27)	*
All directors and executive officers as a group (9 persons)	57,395,387		66.9	%(28)	31,848,107		100.0%		—	47,395,854		49.4	%(28)

Other Selling Stockholders (1):

Vincent Agoglia	11,652		*		—		—		5,192	6,460		*
Karl Albensoeder	4,387		*		—		—		4,387	—		*
Xavier Alcan	562,474		1.4%		—		—		217,380	345,094		*
Andrew Aldeen	22,749		*		—		—		9,891	12,858		*
Dean Alderucci	16,194		*		—		—		16,194	—		*
Joseph Allegue	12,544		*		—		—		5,454	7,090		*
Sebastian Aloi	22,735		*		—		—		6,315	16,420		*
William Alsford	3,239		*		—		—		3,239	—		*
Alex Anastasiou	1,619		*		—		—		1,619	—		*
Peter Angeli	27,661		*		—		—		27,661	—		*
Thomas Anzalone	9,979		*		—		—		9,979	—		*
Palin Archer	16,322		*		—		—		4,534	11,788		*
Anthony Argyropoulos	12,872		*		—		—		12,872	—		*
Ozan Arnavut	11,174		*		—		—		4,858	6,316		*
Patrick Asseman	52,917		*		—		—		14,699	38,218		*
Burak Atalay	30,763		*		—		—		13,375	17,388		*
Eddie Au	7,480		*		—		—		3,252	4,228		*
Jean-Pierre Aubin	145,112		*		—		—		63,092	82,020		*
Ayal Avni	81,310		*		—		—		35,352	45,958		*
Adam Baetu	2,102		*		—		—		914	1,188		*
Keith Bailey	7,385		*		—		—		3,211	4,174		*
Craig Bannister	22,738		*		—		—		6,316	16,422		*
Paul Banton	43,907		*		—		—		18,475	25,432		*
Douglas Barnard	18,624		*		—		—		18,624	—		*
Peter Bartko	32,777		*		—		—		14,251	18,526		*
Christopher Bartlett	4,967		*		—		—		4,967	—		*
Daniel Bartlett	38,533		*		—		—		16,728	21,805		*
Stephen Bartlett	70,083		*		—		—		20,083	50,000		*
Lawrence Bayford	35,256		*		—		—		14,714	20,542		*
Brian Behrens	2,025		*		—		—		2,025	—		*
Yassine Belghiti	7,072		*		—		—		7,072	—		*
Meir Benamram	4,395		*		—		—		1,911	2,484		*
Raymond Bennett	16		*		—		—		16	—		*
Peter Benyik	7,389		*		—		—		7,389	—		*
Renand Berenguier	8,790		*		—		—		3,822	4,968		*
Todd Berlent	35,559		*		—		—		5,182	30,377		*
Ricardo Bernabei	6,655		*		—		—		2,435	4,220		*
Holly Bigmore	9,375		*		—		—		9,375	—		*
Simon Bissett	5,481		*		—		—		5,481	—		*
James Blackshaw	34,896		*		—		—		15,172	19,724		*
David S. Blakeslee	5,588		*		—		—		5,588	—		*
Ian A. Blakeslee	962		*		—		—		962	—		*
Stephen Blakley	857		*		—		—		857	—		*
Jonathan S. Blum	5,769		*		—		—		5,769	—		*

	Beneficial Ownership Prior to Offering		Beneficial Ownership Prior to and Immediately Following Offering		Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%		Shares	%
Jennifer Boccio	4,469	*	—	—	1,943	2,526	*
Jason Bodner	3,239	*	—	—	3,239	—	*
James Bond	11,451	*	—	—	11,451	—	*
Giovanni Bonomo	34,496	*	—	—	14,998	19,498	*
Matthew Brady	27,713	*	—	—	12,049	15,664	*
Shawn Bragdon	15,385	*	—	—	15,385	—	*
William Breitschmid	1,620	*	—	—	1,620	—	*
Steve Brenner	6,228	*	—	—	6,228	—	*
Carter Brereton	9,615	*	—	—	9,615	—	*
Sebastian Britschu	7,448	*	—	—	3,238	4,210	*
Robert Brown	24,185	*	—	—	10,515	13,670	*
David Buik	1,375	*	—	—	1,375	—	*
Dean Burger	52,784	*	—	—	14,662	38,122	*
Warren Burger	87,902	*	—	—	38,218	49,684	*
Kevin Burman	2,524	*	—	—	2,524	—	*
James Bush	24,394	*	—	—	10,606	13,788	*
Anthony Cabrera	64,060	*	—	—	27,852	36,208	*
Anthony Cacioppo	156,782	*	—	—	68,166	88,616	*
Roger Campbell	10,916	*	—	—	4,746	6,170	*
Thomas Cantwell	3,295	*	—	—	3,295	—	*
Michael Capra	55,405	*	—	—	24,089	31,316	*
John Capuano	20,867	*	—	—	6,478	14,388	*
Brian Carter	25,953	*	—	—	5,385	20,568	*
Vincent Catanzaro	456	*	—	—	456	—	*
Steven Cavaliere	22,735	*	—	—	6,315	16,420	*
Anthony Centrella	1,923	*	—	—	1,923	—	*
Man Hin Henry Chan	11,661	*	—	—	3,239	8,422	*
Patrick Cheah	7,480	*	—	—	3,252	4,228	*
Simon Chipchase	7,448	*	—	—	3,238	4,210	*
Kevin Christie	29,054	*	—	—	12,632	16,422	*
Joosong Chua	21,583	*	—	—	5,995	15,588	*
Chua Leong Chuan Simon	7,448	*	—	—	3,238	4,210	*
Philip Chung	18,772	*	—	—	8,162	10,610	*
Kevin Clark	20,589	*	—	—	20,589	—	*
Robin Clark	123,599	*	—	—	40,065	83,534	*
William G. Clark	3,077	*	—	—	3,077	—	*
William T. Clarke Jr.	136,471	*	—	—	59,335	77,136	*
Matthew Claus	365,670	*	—	—	28,552	337,118	*
James Coffey	32,011	*	—	—	4,687	27,324	*
Daryl Collyer	100	*	—	—	100	—	*
Michael Condelli	4,980	*	—	—	4,980	—	*
Jerome Contensou	18,626	*	—	—	8,098	10,528	*
David Cooper	31,168	*	—	—	12,682	18,486	*
Stuart Cooper	7,480	*	—	—	3,252	4,228	*
Brian Cormack	11,661	*	—	—	3,239	8,422	*
Samuel Corney	7,448	*	—	—	3,238	4,210	*
Dennis Cortes	7,415	*	—	—	7,415	—	*
Graham Cowdrey	3,752	*	—	—	3,752	—	*
Bryan Coyne	297,977	*	—	—	129,555	168,422	*
Christopher W. Crosby	26,635	*	—	—	2,885	23,750	*
Timothy Cross	83,617	*	—	—	36,355	47,262	*
Matthew Culling	5,748	*	—	—	1,538	4,210	*
Craig D. Cummings	37,135	*	—	—	37,135	—	*
Christopher Curran	317	*	—	—	317	—	*
John Czarnowski	27,744	*	—	—	7,692	20,052	*
Christopher Dalton	996	*	—	—	996	—	*
Dryw Danielson	26,814	*	—	—	11,658	15,156	*
John D’Antonio	15,647	*	—	—	6,803	8,844	*
Daniel Davies	25,596	*	—	—	25,596	—	*
Christopher Dearborn	202	*	—	—	202	—	*
Yves Delepau	11,910	*	—	—	5,178	6,732	*
James Demarinis	2,245	*	—	—	2,245	—	*
Burke Dempsey	24,292	*	—	—	24,292	—	*
Yevette Depinto	97,785	*	—	—	42,515	55,270	*
Jerome DePreneuf	8,790	*	—	—	3,822	4,968	*
Conrad De Velasco	89	*	—	—	89	—	*
Christopher Dickson	40,921	*	—	—	17,611	23,310	*

	Beneficial Ownership Prior to Offering		Beneficial Ownership Prior to and Immediately Following Offering		Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%		Shares	%
John Docker	20,380	*	—	—	5,268	15,112	*
William Dockery	2,692	*	—	—	2,692	—	*
John S. Dods	21,229	*	—	—	8,615	12,614	*
Brian Doherty	43,951	*	—	—	19,109	24,842	*
Matthew Donnelly	8,097	*	—	—	8,097	—	*
Mike Dorbandt	894	*	—	—	894	—	*
Steven Michael Downham	5,972	*	—	—	5,972	—	*
Steven Drummond	4,858	*	—	—	4,858	—	*
Oliver Dufek	8,113	*	—	—	8,113	—	*
Leslie Edward Dyer	83,586	*	—	—	36,342	47,244	*
Jon Eckert	237,558	*	—	—	103,286	134,272	*
Brian Edmonds	9,615	*	—	—	9,615	—	*
Neil Edwards	16,686	*	—	—	6,640	10,046	*
Karim El Salakawi	7,448	*	—	—	3,238	4,210	*
William Mervyn Emus	1,923	*	—	—	1,923	—	*
Jerry English	5,047	*	—	—	5,047	—	*
Larry Fabian	24,444	*	—	—	10,628	13,816	*
Mark Fairhurst	13,163	*	—	—	1,375	11,788	*
Mark Falzone	20,257	*	—	—	20,257	—	*
Simon Ferguson	10,336	*	—	—	4,494	5,842	*
Adrian Fernley	9,564	*	—	—	4,158	5,406	*
Michael Field	21,087	*	—	—	3,238	17,849	*
Ephraim Brian Finkelstein	8,097	*	—	—	8,097	—	*
Francis Fiolek	6,725	*	—	—	6,725	—	*
Gilbert Fischer	8,097	*	—	—	8,097	—	*
Wendall P. Flodeen	3,391	*	—	—	3,391	—	*
William Flynn	6,705	*	—	—	2,915	3,790	*
Kevin Foley	949,235	2.3%	—	—	67,368	881,867	1.7%
Cora Fong	7,480	*	—	—	3,252	4,228	*
Gregory Forde	74,492	*	—	—	32,388	42,104	*
Neil Fordham	109,200	*	—	—	29,764	79,436	*
James Formisano	67,047	*	—	—	29,151	37,896	*
Randy Fowler	10,714	*	—	—	10,714	—	*
Jerome Frank	109,363	*	—	—	30,385	78,978	*
Philip Freifeld	6,705	*	—	—	2,915	3,790	*
Joseph Gabor	1,154	*	—	—	1,154	—	*
Lawrence Gage	1,116	*	—	—	1,116	—	*
Robert Game	8,821	*	—	—	3,238	5,583	*
Jennifer Gardner	72,790	*	—	—	72,790	—	*
Timothy Garwood	68,066	*	—	—	13,462	54,604	*
John Gatens	64,060	*	—	—	27,852	36,208	*
Edward Ge	7,700	*	—	—	3,348	4,352	*
Andrew Gerald	10,777	*	—	—	10,777	—	*
Ron Getto	8,131	*	—	—	8,131	—	*
Christopher Gibson	7,787	*	—	—	7,787	—	*
James Darren Gilchrist	5,547	*	—	—	1,541	4,006	*
Jane Ginsburg	810	*	—	—	810	—	*
Michael Girardi	10,567	*	—	—	10,567	—	*
Carsten Girst	287,751	*	—	—	125,109	162,642	*
Kathleen T. Giuggio	18,968	*	—	—	18,968	—	*
Adam Goern	5,559	*	—	—	2,417	3,142	*
Scott Golden	13,939	*	—	—	13,939	—	*
Sean Goodrich	19,231	*	—	—	19,231	—	*
Colm Gormley	24,394	*	—	—	10,606	13,788	*
Brad Gowenlock	12,056	*	—	—	5,242	6,814	*
Christine Grandstaff	3,462	*	—	—	3,462	—	*
John F. Grecco	962	*	—	—	962	—	*
Frederick Gregson	10,812	*	—	—	3,238	7,574	*
Kevin Griffin	24,536	*	—	—	24,536	—	*
Michael Guzman	543	*	—	—	543	—	*
Lawrence Haag	6,461	*	—	—	6,461	—	*
Andrew Haddon	231,592	*	—	—	100,692	130,900	*
Fahmi Hakura	169,326	*	—	—	73,620	95,706	*
John Halliday	5,481	*	—	—	5,481	—	*
Paul Halpin	58,052	*	—	—	25,240	32,812	*
Essya Hanachi	24,933	*	—	—	9,971	14,962	*

	Beneficial Ownership Prior to Offering		Beneficial Ownership Prior to and Immediately Following Offering		Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%		Shares	%
Michael Handler	49,798	*	—	—	49,798	—	*
Thomas Hardman	24,240	*	—	—	7,692	16,548	*
Yankel Hassan	787	*	—	—	787	—	*
Steve Hatch	3,750	*	—	—	3,750	—	*
Tony Herbert	26,744	*	—	—	11,628	15,116	*
Stuart Hersch	15,769	*	—	—	15,769	—	*
Robert Hill	3,334	*	—	—	3,334	—	*
Olivier Hochberg	64,952	*	—	—	28,240	36,712	*
Thomas Hogan	1,620	*	—	—	1,620	—	*
Mark Hogben	18,623	*	—	—	8,097	10,526	*
Gary Hom	1,989	*	—	—	1,989	—	*
Robert Hubbell	385	*	—	—	385	—	*
Ronald Huebsch	7,692	*	—	—	7,692	—	*
Roger Hughes	6,124	*	—	—	6,124	—	*
Michael Hull	15,010	*	—	—	6,526	8,484	*
David Hurley	1,443	*	—	—	1,443	—	*
Edward Iannone	5,465	*	—	—	5,465	—	*
Jennifer James	96,543	*	—	—	41,975	54,568	*
Ceri Jones	7,385	*	—	—	3,211	4,174	*
Riley Jones	1,154	*	—	—	1,154	—	*
Sylvain Joret	232	*	—	—	232	—	*
Ricky Kam	5,854	*	—	—	1,626	4,228	*
Berk Kangal	30,763	*	—	—	13,375	17,388	*
Kent Karosen	15,531	*	—	—	6,531	9,000	*
David Henry Kendrick	16,298	*	—	—	7,086	9,212	*
Joseph Kenny	46,816	*	—	—	18,268	28,548	*
John Kersse	3,662	*	—	—	3,662	—	*
Edward Keslo	67,047	*	—	—	29,151	37,896	*
Kevin Sc Kim	7,480	*	—	—	3,252	4,228	*
Kevin Kirby	20,603	*	—	—	3,077	17,526	*
Robert Kitchin	68,692	*	—	—	24,692	44,000	*
Denis Klotz	7,448	*	—	—	3,238	4,210	*
Lee Knight	3,247	*	—	—	3,247	—	*
Christopher Knoll	2,105	*	—	—	2,105	—	*
Charles Knott	5,373	*	—	—	5,373	—	*
David Knott	3,846	*	—	—	3,846	—	*
Ben Koskas	1,295	*	—	—	1,295	—	*
Caroline A Koster	36,176	*	—	—	2,692	33,484	*
David Kravette	35,512	*	—	—	7,763	27,749	*
Rumesh Kumaran	9,150	*	—	—	3,978	5,172	*
Richard Labenski	14,900	*	—	—	6,478	8,422	*
John Laird	17,086	*	—	—	7,320	9,766	*
Gary Lambert	25,354	*	—	—	8,578	16,776	*
Rick Lambert	5,769	*	—	—	5,769	—	*
Max Landgraf	3,644	*	—	—	3,644	—	*
Helen Langan	2,187	*	—	—	2,187	—	*
Stephen Larrabee	4,656	*	—	—	4,656	—	*
Edwin Lau	5,854	*	—	—	1,626	4,228	*
Melvin Lau	8,420	*	—	—	3,238	5,182	*
Edward Laux	21,736	*	—	—	21,736	—	*
Steven Lawday	2,685	*	—	—	2,685	—	*
William Lawhorn	8,401	*	—	—	8,401	—	*
Christopher Lee	41,552	*	—	—	18,066	23,486	*
Kook Hun (Chris) Lee	14,897	*	—	—	6,477	8,420	*
Sherman Lee	7,700	*	—	—	3,348	4,352	*
Timothy Lees	7,448	*	—	—	3,238	4,210	*
John F Lennon	4,015	*	—	—	4,015	—	*
Bart Leohner	769	*	—	—	769	—	*
Steven Lewis	85,074	*	—	—	23,632	61,442	*
Dominica Li	24,486	*	—	—	6,802	17,684	*
Arthur Liew	7,480	*	—	—	3,252	4,228	*
Aaron Lindblom	870	*	—	—	870	—	*
Henry Lo	5,854	*	—	—	1,626	4,228	*
Mark Lockey	3,238	*	—	—	3,238	—	*
Jean-Baptiste Loiseau	3,522	*	—	—	3,522	—	*

	Beneficial Ownership Prior to Offering		Beneficial Ownership Prior to and Immediately Following Offering		Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%		Shares	%
Grace Lok	5,854	*	—	—	1,626	4,228	*
Alicia Long	3,239	*	—	—	3,239	—	*
Peter Losardo	7,448	*	—	—	3,238	4,210	*
Lord Lovat Inc.	192,308	*	—	—	192,308	—	*
Joseph (Jay) Ludovico	2,429	*	—	—	2,429	—	*
Jeffrey Lumby	17,133	*	—	—	17,133	—	*
Jason Lyons	16,969	*	—	—	8,485	8,485	*
Gary Ma	5,782	*	—	—	1,538	4,244	*
Angus Mackay	5,829	*	—	—	1,619	4,210	*
Stefan Magnusson	4,048	*	—	—	4,048	—	*
Kitty Mak	8,906	*	—	—	3,872	5,034	*
Patrick Malcolm	962	*	—	—	962	—	*
Matthew Mancuso	6,617	*	—	—	6,617	—	*
John Manning	15,286	*	—	—	7,355	7,931	*
Anthony Manzo	18,472	*	—	—	18,472	—	*
Anthony J. Manzo	2,953	*	—	—	2,953	—	*
Phillip Marber	445,027	1.1%	—	—	317,527	127,500	*
Michael Maresca	4,428	*	—	—	4,428	—	*
Howard Marks	8,790	*	—	—	3,822	4,968	*
Kevin Marks	1,923	*	—	—	1,923	—	*
Frank Massaro	15,647	*	—	—	6,803	8,844	*
Jonathan Masters	20,880	*	—	—	9,078	11,802	*
Steven Matteo	31,644	*	—	—	13,758	17,886	*
Adam R. Mattessich	6,729	*	—	—	6,729	—	*
Christopher Matuch	432	*	—	—	432	—	*
Susan Mc Bride	10,617	*	—	—	10,617	—	*
David McCann	15,162	*	—	—	6,592	8,570	*
Colum A. McCormack	94,201	*	—	—	26,167	68,034	*
Gerald McFadden	177,483	*	—	—	49,301	128,182	*
Sean McGee	1,923	*	—	—	1,923	—	*
Robert McKenna	295	*	—	—	295	—	*
Patrick McNelis	26,814	*	—	—	11,658	15,156	*
Kevin McNulty	117,495	*	—	—	51,085	66,410	*
Matthew McTamaney	37,246	*	—	—	16,194	21,052	*
Barry P. Mc Tiernan	10,051	*	—	—	10,051	—	*
Paul McVeety	119,193	*	—	—	51,823	67,370	*
Wayne Meisel	11,969	*	—	—	11,969	—	*
John Melnyk	3,320	*	—	—	3,320	—	*
Eric Meyer	16,832	*	—	—	3,237	13,595	*
George Michell	7,470	*	—	—	3,248	4,222	*
D’arcy Miell	75,072	*	—	—	32,640	42,432	*
William M. Millar	31,831	*	—	—	31,831	—	*
Paul Milora	8,046	*	—	—	3,498	4,548	*
Charles Michael Mizon	146,917	*	—	—	63,877	83,040	*
Hyim Mogilner	40,597	*	—	—	17,651	22,946	*
Francis Mok	5,854	*	—	—	1,626	4,228	*
Frank Monteleone	1,680	*	—	—	1,680	—	*
Robert A. Moore	5,965	*	—	—	5,965	—	*
Scott Moore	10,248	*	—	—	10,248	—	*
Alex Morgan Hughes	18,098	*	—	—	3,846	14,252	*
Thomas Morra	3,012	*	—	—	3,012	—	*
Mark Morris	5,612	*	—	—	5,612	—	*
Peter Morris	5,438	*	—	—	5,438	—	*
Craig Morse	6,329	*	—	—	1,619	4,710	*
Nadim Mourad	223,422	*	—	—	97,140	126,282	*
Susan Moyer	6,616	*	—	—	6,616	—	*
Gregg Mullen	16,909	*	—	—	4,697	12,212	*
Jason Mullem	12,349	*	—	—	12,349	—	*
Jason Nesbitt	7,402	*	—	—	3,218	4,184	*
Parade Ng	5,854	*	—	—	1,626	4,228	*
Joseph C. Noviello	638,602	1.5%	—	—	26,923	611,679	1.2%
Robert Nunziato	21,733	*	—	—	9,449	12,284	*
Heidi Olson	3,630	*	—	—	3,588	42	*
Dean O’Neil	2,774	*	—	—	1,206	1,568	*
Peck Guan David Ong	5,984	*	—	—	1,732	4,252	*
Mark Ostroff	4,986	*	—	—	4,986	—	*
Paul O’Toole	2,834	*	—	—	2,834	—	*

	Beneficial Ownership Prior to Offering(1)		Beneficial Ownership Prior to and Immediately Following Offering(1)		Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%		Shares	%
Jordan Ouida	281,973	*	—	—	122,597	159,376	*
Toby Page	115,385	*	—	—	115,385	—	*
Arnold Palatnek	2,429	*	—	—	2,429	—	*
Dean Panullo	20,916	*	—	—	8,045	12,871	*
William Parry-Okeden	15,572	*	—	—	5,466	10,106	*
Steve Pash	7,448	*	—	—	3,238	4,210	*
Bijoy Paul	69,125	*	—	—	16,194	52,931	*
David Pearn	26,093	*	—	—	11,345	14,748	*
Robert L Pellati	5,649	*	—	—	5,649	—	*
Ken Petersen	4,858	*	—	—	4,858	—	*
Alan Pettit	7,448	*	—	—	3,238	4,210	*
Gerard Phelan	18,011	*	—	—	4,731	13,280	*
Paul M. Pion	63,462	*	—	—	13,462	50,000	*
James Pitts	1,271	*	—	—	506	765	*
Victor Ponzo	28,679	*	—	—	12,469	16,210	*
Dennis Potter	34,263	*	—	—	14,897	19,366	*
Darren Poulter	18,750	*	—	—	18,750	—	*
Richard Powell	7,491	*	—	—	3,257	4,234	*
Andrew H. Pritchard	9,809	*	—	—	9,809	—	*
Steve Pryor	16,194	*	—	—	16,194	—	*
Chris Puma	75,344	*	—	—	32,758	42,586	*
Ryan Quinn	4,858	*	—	—	4,858	—	*
Joerg Raabe	17,714	*	—	—	7,702	10,012	*
Christian Rajac	8,790	*	—	—	3,822	4,968	*
Arthur Raskin	2,423	*	—	—	2,423	—	*
Gary Leonard Read	115,435	*	—	—	19,231	96,204	*
Charlotte Redpath	7,671	*	—	—	3,335	4,336	*
Keith Reihl	75,788	*	—	—	21,052	54,736	*
Brett Rice	891	*	—	—	891	—	*
William Rice	13,742	*	—	—	13,742	—	*
Neil Riley	7,448	*	—	—	3,238	4,210	*
George Roberts	85	*	—	—	85	—	*
Patrice Robiquet	2,197	*	—	—	955	1,242	*
Jason Rogers	18,294	*	—	—	7,954	10,340	*
Paul Rogers	32,526	*	—	—	14,142	18,384	*
Peter Rogers	108,390	*	—	—	47,126	61,264	*
Laurence Rose	35,275	*	—	—	25,075	10,200	*
David A. Rosmarin	9,026	*	—	—	2,617	6,409	*
Nick Ruddell	74,492	*	—	—	32,388	42,104	*
R. John Rudolph	18,976	*	—	—	18,976	—	*
Mark Sadler	7,510	*	—	—	2,914	4,596	*
Christopher Sage	7,448	*	—	—	3,238	4,210	*
Atsuhiko Saiki	1,737	*	—	—	755	982	*
Andrew Sale	16,201	*	—	—	16,201	—	*
Jaffar Salim	1,348	*	—	—	1,348	—	*
Dean Salmon	59,478	*	—	—	25,860	33,618	*
Thomas Sapio	22,339	*	—	—	22,339	—	*
Lionel Sayag	5,556	*	—	—	5,556	—	*
Craig Schneider	6,917	*	—	—	6,917	—	*
Linda Schoff	2,584	*	—	—	2,584	—	*
Arnold Schonbrun	1,677	*	—	—	1,677	—	*
Jacob W Schrader	5,935	*	—	—	5,935	—	*
Sebastian Schuett	211	*	—	—	211	—	*
Thomas Scott	11,174	*	—	—	4,858	6,316	*
Michael Secretan	91,822	*	—	—	25,506	66,316	*
Patrick Sejean	422	*	—	—	422	—	*
Paul Selby	12,197	*	—	—	5,303	6,894	*
Russell M. Sellears	35,603	*	—	—	14,865	20,738	*
James Shaffer	50,134	*	—	—	13,926	36,208	*
Andrew Shapiro	18,945	*	—	—	5,288	13,658	*
Andy Sharp	91,565	*	—	—	39,811	51,754	*
Richard Sharpe	7,385	*	—	—	3,211	4,174	*
Allan Shaw	77,131	*	—	—	21,425	55,706	*
Robert Shaw	8,046	*	—	—	3,498	4,548	*
Mark Shelton	6,771	*	—	—	1,881	4,890	*

	Beneficial Ownership Prior to Offering		Beneficial Ownership Prior to and Immediately Following Offering		Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%		Shares	%
Michael Shen	11,121	*	—	—	4,835	6,286	*
Matthew Shimaitis	17,137	*	—	—	5,769	11,368	*
Won Geun Shin	11,193	*	—	—	3,109	8,084	*
Susan Simon	4,858	*	—	—	4,858	—	*
Jean Francois Simzac	35,735	*	—	—	15,537	20,198	*
Bhagwant Singh	18,065	*	—	—	5,065	13,000	*
Jeremy Singer	8,097	*	—	—	8,097	—	*
Sarah Smart	35,600	*	—	—	15,478	20,122	*
Edward Smith	3,551	*	—	—	3,551	—	*
Robert Mark Snelling	20,654	*	—	—	1,154	19,500	*
Christopher S. Sorenson	1,386	*	—	—	1,386	—	*
Philippe Sossah	2,197	*	—	—	955	1,242	*
Tim Sparkes	40,873	*	—	—	17,771	23,102	*
Mark Spring	39,854	*	—	—	17,328	22,526	*
Charles Squire	44,535	*	—	—	13,629	30,906	*
Laurent St Aubin	8,790	*	—	—	3,822	4,968	*
Kevin Steinhauer	405	*	—	—	405	—	*
Ian Stokes	40,752	*	—	—	17,125	23,627	*
Daniel Sullivan	3,353	*	—	—	3,353	—	*
Robert Sutton	25,228	*	—	—	3,846	21,382	*
Michael Sweeting	173,193	*	—	—	28,523	144,670	*
Warren Paul Swick	29,011	*	—	—	7,831	21,180	*
John C. Talanian	12,077	*	—	—	12,077	—	*
Keng Sheng Tan	5,807	*	—	—	1,613	4,194	*
Ben Tassell	17,848	*	—	—	6,530	11,318	*
Kevin Taylor	1,619	*	—	—	1,619	—	*
Michael Terry	11,174	*	—	—	4,858	6,316	*
Guillaume Thibault	4,395	*	—	—	1,911	2,484	*
Raymond Thibodeau	3,239	*	—	—	3,239	—	*
Nick Thompson	82,340	*	—	—	35,800	46,540	*
Angelo Toglia	17,880	*	—	—	7,774	10,106	*
Daniele Tondo	50,334	*	—	—	13,982	36,352	*
Carl Tosner	10,329	*	—	—	4,491	5,838	*
Salvatore Trani	44,708	*	—	—	19,438	25,270	*
Dru Tribble	2,692	*	—	—	2,692	—	*
Ken Tricker	10,987	*	—	—	4,777	6,210	*
KLK Trust	1,538	*	—	—	1,538	—	*
Adam Turnball	7,448	*	—	—	3,238	4,210	*
Robert Twohig	6,705	*	—	—	2,915	3,790	*
Carmine Urciuoli	8,098	*	—	—	8,098	—	*
Patrick Uzan	3,620	*	—	—	1,574	2,046	*
Haik Vartany	124,250	*	—	—	54,022	70,228	*
Andrew Veale	6,352	*	—	—	2,762	3,590	*
Stephen Vecchione	107,272	*	—	—	46,640	60,632	*
Thierry Vergeau	36,577	*	—	—	10,251	26,326	*
Peter Veritas	74,492	*	—	—	32,388	42,104	*
Lee Victory	55,342	*	—	—	23,566	31,776	*
Joseph Vietri	35,418	*	—	—	9,838	25,580	*
Prasad Viswambharan	11,658	*	—	—	3,238	8,420	*
Vito Vitello	26,814	*	—	—	11,658	15,156	*
Peter Volino	2,125	*	—	—	2,125	—	*
Frank B. Walczak	4,231	*	—	—	4,231	—	*
Bajani Walid	61	*	—	—	61	—	*
Raymond Walton	60,959	*	—	—	23,077	37,882	*
Peter John Wells	28,980	*	—	—	12,600	16,380	*
Andrew Wels	7,662	*	—	—	7,662	—	*
Anthony Neil Wenham	1,470	*	—	—	1,470	—	*
Steven Whale	25,661	*	—	—	11,157	14,504	*
Oliver White	50,653	*	—	—	22,023	28,630	*
Brad Whitener	2,429	*	—	—	2,429	—	*
Steven Winick	20,856	*	—	—	9,068	11,788	*
Po Ming Wong	5,766	*	—	—	1,538	4,228	*
Rebecca Wong	21,164	*	—	—	9,202	11,962	*
Mark S. Woodcock	36,158	*	—	—	15,286	20,872	*
David Work	68,996	*	—	—	29,998	38,998	*

	Beneficial Ownership Prior to Offering		Beneficial Ownership Prior to and Immediately Following Offering		Shares of Class A Common Stock Being Sold in Offering	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
Name	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%		Shares	%
Howard Wright	57,305	*	—	—	24,915	32,390	*
Matthew Wyant	20,110	*	—	—	4,178	15,932	*
Richard Yeabsley	139,168	*	—	—	38,462	100,706	*
Ralph Zagrabbe	1,154	*	—	—	1,154	—	*

*	Less than 1%.
(1)	Based upon information supplied by directors, executive officers and selling stockholders, and filings under Sections 13 and 16(a) of the Exchange Act with respect to 5% beneficial owners.
(2)	Cantor has pledged to us, pursuant to a Pledge Agreement, dated as of July 26, 2007, such number of shares of our Class A common stock and our Class B common stock as equals 125% of the principal amount of the loan amount outstanding on any given date, as security for loans we agreed to make to Cantor from time to time in the amount of up to $100,000,000. Based on the closing price of $9.58 per share of our Class A common stock on May 16, 2008, and the entire available loan amount being outstanding, this pledge would cover 13,048,017 shares.
(3)	(a) Prior to this offering consists of (i) 10,781,010 shares of our Class A common stock (6,073,355 of which are expected to be provided to selling stockholders in satisfaction of distribution rights in connection with this offering) and (ii) 31,799,362 shares of our Class B common stock and (b) immediately following this offering consists of (i) 781,477 shares of our Class A common stock and (ii) 31,799,362 shares of our Class B common stock.
(4)	Percentage based on (a) 41,079,037 shares of our Class A common stock outstanding and (b) 31,848,107 shares of our Class A common stock acquirable upon conversion of 31,848,107 shares of our Class B common stock outstanding.
(5)	Excludes 67,142,990 rights to acquire shares of our Class B common stock and/or our Class A common stock pursuant to the exchange of BGC Holdings exchangeable limited partnership interests. After March 31, 2009, the one year anniversary of the completion of the separation, BGC Holdings exchangeable limited partnership interests will be exchangeable at any time for shares of our Class B common stock (or, at Cantor’s option or if there are no additional authorized but unissued shares of our Class B common stock, our Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). Cantor is able to exercise its exchange rights with respect to up to 20,000,000 of its BGC Holdings exchangeable limited partnership interests for shares of our Class A common stock prior to the first anniversary of the completion of the separation in connection with a registered public offering, such as this offering (none of which are being exchanged in connection with this offering). Assuming all of the option shares are sold by Cantor, we expect that Cantor would exchange 3,000,000 of its BGC Holdings limited partnership interests to sell such shares pursuant to such option, and as a result immediately after this offering and the exercise of such option, will include 31,799,362 shares of Class B common stock and will exclude 64,142,990 rights to acquire shares of our Class B common stock and/or our Class A common stock pursuant to the exchange of BGC Holdings exchangeable limited partnership interests.
(6)	Percentage based on 31,848,107 shares of our Class B common stock outstanding.
(7)	Percentage based on (a) 51,079,504 shares of our Class A common stock outstanding and (b) 31,848,107 shares of our Class A common stock acquirable upon conversion of 31,848,107 shares of our Class B common stock outstanding.
(8)	(a) Prior to this offering consists of (i) 388,812 shares of our Class A common stock held by CFGM, (ii) 48,745 shares of our Class B common stock held by CFGM, (iii) 10,781,010 shares of our Class A common stock held by Cantor (6,073,355 of which are expected to be provided to selling stockholders in satisfaction of distribution rights in connection with this offering) and (iv) 31,799,362 shares of our Class B common stock held by Cantor and (b) immediately following this offering consists of (i) 388,812 shares of our Class A common stock held by CFGM, (ii) 48,745 shares of our Class B common stock held by CFGM, (iii) 781,477 shares of our Class A common stock held by Cantor and (iv) 31,799,362 shares of our Class B common stock held by Cantor. CFGM is the managing general partner of Cantor. This amount excludes 2,050,197 shares receivable pursuant to distribution rights held by CFGM.
(9)	Percentage based on (a) 41,079,037 shares of our Class A common stock outstanding and (b) 31,848,107 shares of our Class A common stock acquirable upon conversion of 31,848,107 shares of our Class B common stock.
(10)	Consists of (a) 48,745 shares of our Class B common stock held by CFGM and (b) 31,799,362 shares of our Class B common stock held by Cantor. CFGM is the managing general partner of Cantor. This amount excludes 2,050,197 shares receivable pursuant to distribution rights held by CFGM.
(11)	Percentage based on (a) 51,079,504 shares of our Class A common stock outstanding and (b) 31,848,107 shares of our Class A common stock acquirable upon conversion of 31,848,107 shares of our Class B common stock outstanding.
(12)	As set forth in a Form 4 filed with the SEC on May 1, 2008. According to the Form 4, the shares of our Class A common stock are held by Downtown Associates I, L.P., Downtown Associates II, L.P., Downtown Associates III, L.P. and Downtown Associates V, L.P., which we collectively refer to as the “Downtown Funds.” The general partner of the Downtown Funds is Downtown Associates, L.L.C., which we refer to as the “Downtown general partner.” Mr. Ronald J. Juvonen, as the managing member of the Downtown general partner, has sole power to vote and direct the disposition of all shares of our Class A common stock held by the Downtown Funds. The business address of Mr. Juvonen, the Downtown general partner and the Downtown Funds is c/o Downtown Associates, L.L.C., 674 Unionville Road, Suite 105, Kennett Square, Pennsylvania 19348.

(13)	Percentage based on 41,079,037 shares of our Class A common stock outstanding.
(14)	Percentage based on 51,079,504 shares of our Class A common stock outstanding.
(15)	(a) Prior to this offering consists of (i) 9,175,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (ii) 10,781,010 shares of our Class A common stock held by Cantor (6,073,355 of which are expected to be provided to selling stockholders in satisfaction of distribution rights in connection with this offering), (iii) 31,799,362 shares of our Class B common stock held by Cantor, (iv) 388,812 shares of our Class A common stock held by CFGM, (v) 48,745 shares of our Class B common stock held by CFGM, (vi) 940,673 shares of our Class A common stock held directly by Mr. Lutnick, (vii) 4,062 shares of our Class A common stock held in Mr. Lutnick’s 401(k) account and (viii) 175,589 shares of our Class A common stock held by a trust for the benefit of descendants of Mr. Lutnick, which we refer to as the “Trust,” of which Mr. Lutnick’s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees and (b) immediately after this offering, consists of (i) 9,175,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (ii) 781,477 shares of Class A common stock held by Cantor, (iii) 31,799,362 shares of our Class B common stock held by Cantor, (iv) 388,812 shares of our Class A common stock held by CFGM, (v) 48,745 shares of our Class B common stock held by CFGM, (vi) 940,673 shares of our Class A common stock held directly by Mr. Lutnick, (vii) 4,062 shares of our Class A common stock held in Mr. Lutnick’s 401(k) account and (viii) 175,589 shares of our Class A common stock held by the Trust. Excludes (A) 7,742,325 shares receivable pursuant to distribution rights held by Mr. Lutnick, (B) 2,050,197 shares receivable pursuant to distribution rights held by CFGM, (C) 2,048,000 shares receivable pursuant to distribution rights held by KBCR Management Partners, LLC, which we refer to as “KBCR,” a general partner of Cantor, (D) 171,842 shares receivable pursuant to distribution rights held by LFA, LLC, a limited liability company whose members include Mr. Lutnick’s wife, which we refer to as “LFA,” of which 5,769 shares receivable pursuant to such distribution rights will be distributed to another of the members, Rick Lambert, and sold in this offering, (E) 1,610,182 shares receivable pursuant to distribution rights held by the Trust, and (F) 8,562 shares receivable pursuant to distribution rights held by KLK Trust, a trust for the benefit of Kent Karosen, of which Mr. Lutnick serves as trustee, which we refer to as “KLK Trust.” Mr. Lutnick is the President and sole stockholder of CFGM and CFGM is the managing general partner of Cantor. In addition, Mr. Lutnick is the managing member of each of KBCR and LFA and has limited powers to remove and replace the trustees of the Trust.
(16)	Percentage based on (a) 41,079,037 shares of our Class A common stock outstanding, (b) 31,848,107 shares of our Class A common stock acquirable upon conversion of 31,848,107 shares of our Class B common stock outstanding and (c) 9,175,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days.
(17)	Consists of (a) 31,799,362 shares of our Class B common stock held by Cantor and (b) 48,745 shares of our Class B common stock held by CFGM. This amount excludes (i) 7,742,325 shares receivable pursuant to distribution rights held by Mr. Lutnick, (ii) 2,050,197 shares receivable pursuant to distribution rights held by CFGM, (iii) 2,048,000 shares receivable pursuant to distribution rights held by KBCR, a general partner of Cantor, (iv) 171,842 shares receivable pursuant to distribution rights held by LFA, of which 5,769 shares receivable pursuant to such distribution rights will be distributed to another of the members, Rick Lambert, and sold in this offering, (v) 1,610,182 shares receivable pursuant to distribution rights held by the Trust, and (vi) 8,562 shares receivable pursuant to distribution rights held by KLK Trust, a trust for the benefit of Kent Karosen, of which Mr. Lutnick serves as trustee. Mr. Lutnick is the President and sole stockholder of CFGM. CFGM is the managing general partner of Cantor. In addition, Mr. Lutnick is the managing member of each of KBCR and LFA and has limited powers to remove and replace the trustees of the Trust.
(18)	Percentage based on (a) 51,079,504 shares of our Class A common stock outstanding, (b) 31,848,107 shares of our Class A common stock acquirable upon conversion of 31,848,107 shares of our Class B common stock outstanding and (c) 9,175,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days.
(19)	Consists of (a) 1,093,750 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (b) 103,512 shares of our Class A common stock and (c) 1,100,000 of BGC Holdings founding partner interests immediately exchangeable into our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). This amount excludes (i) 2,060,215 of BGC Holdings founding partner interests which are exchangeable into shares of Class A common stock, over a period of time, subject to certain conditions and (ii) 412,043 shares receivable pursuant to distribution rights held by Mr. Amaitis.
(20)	Percentage based on (a) (i) prior to this offering, 41,079,037 shares of our Class A common stock outstanding and (ii) immediately after this offering, 51,079,504 shares of our Class A common stock outstanding, (b) 1,093,750 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (c) 1,100,000 of BGC Holdings founding partner interests exchangeable into our Class A common stock on a one-for-one basis. This amount excludes 2,060,215 of BGC Holdings founding partner interests which are exchangeable into shares of Class A common stock, over a period of time, subject to certain conditions.
(21)

Consists of (a) 192,188 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days and (b) 600,000 of BGC Holdings founding partner interests immediately exchangeable into our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The amount excludes 1,915,898 of BGC Holdings founding partner interests which are exchangeable into shares of Class A common stock, over a period of time, subject to certain conditions.
(22)	Percentage based on (a) (i) prior to this offering, 41,079,037 shares of our Class A common stock outstanding and (ii) immediately after this offering, 51,079,504 shares of our Class A common stock outstanding, (b) 192,188 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (c) 600,000 BGC Holdings founding partner interests exchangeable into our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The amount excludes 1,915,898 of BGC Holdings founding partner interests which are exchangeable into shares of Class A common stock, over a period of time, subject to certain conditions.
(23)	Consists of (a) 610,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (b) 15,688 shares of our Class A common stock held directly by Mr. Merkel, (c) 3,892 shares of our Class A common stock held in Mr. Merkel’s 401(k) account, (d) 2,250 shares of our Class A common stock beneficially owned by Mr. Merkel’s spouse, and (e) 175,000 shares receivable pursuant to distribution rights held by Mr. Merkel, which shares are to be purchased by BGC Partners from Mr. Merkel with a portion of the net proceeds to BGC Partners from this offering. See “Use of Proceeds.” Excludes 60,683 shares receivable pursuant to additional distribution rights held by Mr. Merkel.
(24)	Percentage based on (a) (i) prior to this offering, 41,079,037 shares of our Class A common stock outstanding and (ii) immediately after this offering, 51,079,504 shares of our Class A common stock outstanding, (b) 610,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, and (c) 175,000 shares receivable pursuant to distribution rights held by Mr. Merkel, which shares are to be purchased by BGC Partners from Mr. Merkel with a portion of the net proceeds to BGC Partners from this offering. See “Use of Proceeds.”
(25)	Consists of (a) 77,534 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days and (b) 2,200 shares of our Class A common stock held directly by Mr. Dalton.
(26)	Consists of (a) 67,534 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (b) 25,500 shares of our Class A common stock held directly by Mr. Weis and (c) 7,000 shares of our Class A common stock, of which 1,000 shares are beneficially owned by Mr. Weis’ spouse, 3,000 shares are held in trust for Mr. Weis’ children and 3,000 shares are beneficially owned by Mr. Weis’ children.
(27)	Consists of 6,086 shares of our Class A common stock held directly by Dr. Koshland.
(28)	Percentage based on (a) (i) prior to this offering, 41,079,037 shares of our Class A common stock outstanding and (ii) immediately after this offering, 51,079,504 shares of our Class A common stock outstanding, (b) 31,848,107 shares of our Class A common stock acquirable upon conversion of 31,848,107 shares of our Class B common stock outstanding, (c) 11,222,597 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (d) 1,700,000 BGC Holdings founding partner interests immediately exchangeable into shares of our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments) and (e) 175,000 shares receivable pursuant to distribution rights held by Mr. Merkel, which shares are to be purchased by BGC Partners from Mr. Merkel with a portion of the net proceeds to BGC Partners from this offering (see “Use of Proceeds”).
(29)	Excludes 8,562 shares receivable pursuant to distribution rights held by KLK Trust of which Kent Karosen is the beneficial owner.
(30)	Lord Lovat, Inc. is a Delaware corporation whose sole stockholder is Stuart Fraser, a limited partner of Cantor.
(31)	KLK Trust is a trust for the benefit of Kent Karosen, of which Mr. Lutnick serves as trustee. The shares held by KLK Trust are not included in the shares beneficially owned by Mr. Lutnick. See footnote 16 above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This section of the prospectus includes descriptions of the material terms of the merger agreement, the separation agreement, the amended and restated limited partnership agreement for BGC Holdings, the amended and restated limited partnership agreements for BGC U.S. and BGC Global, the registration rights agreements, the administrative services agreement, the Tower Bridge administrative services agreement and the tax receivable agreement, and other relationships and related transactions but does not purport to describe all the terms of such agreements or transactions. The following summary is qualified in its entirety by reference to the complete text of these agreements, which are attached as exhibits to the registration statement of which this prospectus is a part. We urge you to read the full text of these agreements.

Review, Approval and Ratification of Transactions with Related Persons

The general policy of the Company and its audit committee is that all material transactions with a related party, including transactions with Cantor, the relationship between us and Cantor and agreements with related parties, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, including repurchases of Class A common stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers (see “—Repurchases and Purchases” and “Price Range and Dividend Policy of Our Common Stock”), are subject to prior review and approval by our audit committee, which will determine whether such transactions or proposals are fair and reasonable to our stockholders. In general, potential related-party transactions are identified by our management and discussed with the audit committee at audit committee meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, are provided to the audit committee with respect to each issue under consideration and decisions are made by the audit committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, the audit committee requests further information and, from time to time, requests guidance or confirmation from internal or external counsel or auditors.

Until six months after Cantor ceases to hold 5% of our voting power, transactions or arrangements between us and Cantor will be subject to prior approval by a majority of our board of directors that we have found to qualify as “independent” in accordance with the published listing requirements of NASDAQ. See “—Potential Conflicts of Interest and Competition with Cantor.”

Independence of Directors

Our board of directors has determined that each of Messrs. Sloane, Dalton and Weis and Dr. Koshland qualifies as an “independent director” in accordance with the published listing requirements of NASDAQ. The NASDAQ independence definition consists of a series of objective tests, one of which is that the director is not an officer or employee of ours and has not engaged in various types of business dealings with us. In addition, as further required by NASDAQ rules, our board of directors has made a subjective determination with respect to each independent director that no relationships exist which, in the opinion of our board, would interfere with the exercise of independent judgment by each such director in carrying out the responsibilities of a director. In making these determinations, our board reviewed and discussed information provided by the individual directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

The Merger and the Merger Agreement

The Merger

We completed the merger of BGC Partners OldCo with and into us, pursuant to which we were renamed “BGC Partners, Inc.” on April 1, 2008. In the merger, BGC Partners units were converted into Combined Company common stock and eSpeed common stock remained outstanding as Combined Company common stock. In addition, the BGC Holdings exchangeable limited partnership interests became exchangeable with the Combined Company for Combined Company Class B common stock or Combined Company Class A common stock in accordance with the terms of the BGC Holdings limited partnership agreement and BGC Holdings founding partner interests became exchangeable with the Combined Company as described in “—Amended and Restated BGC Holdings Limited Partnership Agreement—Exchanges,” and as otherwise determined by Cantor in accordance with the terms of the BGC Holdings limited partnership agreement.

The dollar value of the merger was $1,231,512,000 as of May 29, 2007 (the date of execution of the merger agreement) and $1,548,090,900 as of April 1, 2008 (the closing date of the transaction), respectively, based on the number of shares and rights to acquire shares of Combined Company common stock issued in the transaction multiplied by the average price of eSpeed common stock on such dates.

In connection with the merger, we contributed our assets and liabilities to BGC U.S. and BGC Global in exchange for limited partnership interests in these entities. As a result of this contribution, we received limited partnership interests in each of these entities.

Concurrently with the merger, we also entered into the related agreements and assumed all of the rights and obligations of BGC Partners OldCo under such related agreements. In addition, the following agreements automatically terminated:

•	the JSA, under which revenue for certain services was shared;

•

the administrative services agreement, dated as of December 15, 1999, by and among Cantor, Cantor Fitzgerald International, eSpeed, eSpeed Securities, Inc., eSpeed Markets, Inc. and eSpeed Securities International Limited; and

•	the CO2e.com/eSpeed Services Agreement, dated as of October 1, 2002, by and between eSpeed and CO2e.

License

The Combined Company granted Cantor a non-exclusive, perpetual, irrevocable, worldwide, non-transferable and royalty-free license to all software, technology and intellectual property in connection with the operation of Cantor’s business on and after the closing date of the merger. We entered into a license agreement with Cantor on April 1, 2008 with respect to such license. The license does not constitute an assignment or transfer of any software, technology or intellectual property owned by a third party if both (a) such assignment or transfer would be ineffective or would constitute a default under, or other contravention of, the provisions of a contract without the approval or consent of a third party and (b) such approval or consent is not obtained, provided, however, that the Combined Company agrees to use its commercially reasonable efforts to obtain any such approval or consent.

Any enhancements and upgrades of the software, technology and intellectual property provided under the license will be provided free of charge to any licensee under the license until

April 1, 2009, one year after the closing date of the merger. The license will not be transferable except to any purchaser of all or substantially all of the business or assets of Cantor or its subsidiaries or to any purchaser of a business, division or subsidiary of Cantor or its subsidiaries pursuant to a bona fide acquisition of a line of business of Cantor or its subsidiaries (provided that (a) such purchaser agrees not to use the software, technology and intellectual property provided under the license to create a fully electronic brokerage system that competes with eSpeed’s fully electronic systems for U.S. Treasuries and foreign exchange, (b) we are a third-party beneficiary of the transferee’s agreement in clause (a) above and (c) Cantor enforces its rights against the purchaser to the extent that it breaches its obligations under clause (a) above).

Cantor also agreed that it will not use or grant any aspect of the license to create a fully electronic brokerage system that competes with eSpeed’s fully electronic systems for U.S. Treasuries and foreign exchange.

Corporate Governance Matters

Until six months after Cantor ceases to hold 5% of BGC Partners’ voting power, transactions or arrangements between us and Cantor will be subject to prior approval by a majority of the members of our board of directors who have been found to qualify as “independent” in accordance with the published listing requirements of NASDAQ.

During the same timeframe, we and Cantor also agree not to employ or engage any officer or employee of the other party without the other party’s written consent. However, either party may employ or engage any person who responds to a general solicitation for employment. Cantor may also hire any eSpeed employees who are not brokers and who devote a substantial portion of their time to Cantor or Cantor-related matters or who manage or supervise any such employee, unless such hiring precludes us from maintaining and developing our intellectual property in a manner consistent with past practice. Cantor will provide a list of such persons to us promptly following the closing date of the merger.

Prior to the contribution of the BGC business in the separation, one or more members of the BGC Partners group could borrow an amount of cash up to the aggregate amount of cash held in the BGC Partners group prior to the contribution of the BGC business in the separation. We refer to this loan as the “pre-contribution loan.” At the request of Cantor, eSpeed funded the pre-contribution loan on or prior to the closing date of the separation. An aggregate of $115 million was borrowed, all of which was repaid in full on April 4, 2008. See “—Separation Agreement—Other Actions in Connection with the Separation—Pre-Contribution Loan.”

Fees and Expenses

Each party bore its own costs and expenses, including attorneys’ and other advisors’ fees, incurred in connection with the merger (it being understood that the costs and expenses of BGC Partners or Cantor incurred before the merger were, as applicable, reflected in the calculation of the closing cash and closing net equity).

Indemnification and Allocation of Losses

All representations and warranties made by BGC Partners OldCo, Cantor, the Opcos and BGC Holdings contained in the merger agreement, its schedules or in any certificate, document or other instrument delivered in connection with the merger agreement survive the closing of the merger until April 1, 2009, the first anniversary of the closing date of the merger. The representations and warranties by BGC Partners relating to capitalization survive the closing of the merger and continue to be in full force and effect indefinitely. None of the representations and warranties made by eSpeed in the merger agreement, its schedules or in any certificate, document or other instrument delivered in connection with the merger agreement survived the effective time of the merger. Covenants that contemplate or may involve actions to be taken or obligations in effect after the closing of the merger survive in accordance with their terms.

Cantor agreed to indemnify the Opcos, their heirs, executors, successors and assigns from losses to the extent resulting from or arising out of:

•

the breach of any representation or warranty of BGC Partners OldCo, Cantor, the Opcos or BGC Holdings, but only if a claim is presented before the applicable indemnity period terminates (it being understood that for purposes of determining the amount of such loss from a breach or inaccuracy of any representation or warranty, but not, for the avoidance of doubt, for purposes of determining whether there has been a breach or inaccuracy, all references to material and material adverse effect or similar qualifications as to materiality will be deleted therefrom, and certain specified actions will not be taken into account); or

•

the breach of any covenant or agreement in the merger agreement to be performed by BGC Partners OldCo, Cantor, the Opcos or BGC Holdings (except that Cantor is not obligated to indemnify for any losses from or arising out of certain litigation matters, and Cantor’s indemnification obligations with respect to other specified matters are limited to losses resulting from the imposition of any fine or other monetary penalty, for the payment of any amount in settlement, resulting from such actions).

From and after the closing of the merger, any losses of the Opcos arising from certain litigation matters are allocated to BGC Holdings pursuant to the BGC U.S. limited partnership agreement and BGC Global limited partnership agreement which in turn will be allocated to the capital accounts of the limited partnership interests held by Cantor, the founding/working partners and the REU partners (and not BGC Partners), pursuant to the terms of the BGC Holdings limited partnership agreement (see “—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global”).

Cantor’s indemnification obligations are subject to the following limitations:

•

Cantor is not required to indemnify a party with respect to any claim arising out of its indemnification obligations related to the breach of any representation or warranty unless the aggregate of all indemnifiable losses exceeds $20 million, in which case Cantor is responsible only for losses in excess of such amount (provided that Cantor is not required to indemnify a party with respect to any claim arising out of its indemnification obligations related to the breach of any representation or warranty to the extent the aggregate amount of indemnifiable losses (taking into account for these purposes any losses excluded as a result of the $20 million deductible amount or the de minimis amount described in the bullet below) are in excess of an amount equal to $170 million (it being agreed that the indemnified parties bear the first $20 million of such losses) minus the amount of indemnification payments made pursuant to Cantor’s indemnification obligations prior to such claim minus the lesser of (1) $85 million and (2) the amount of losses allocated to BGC Holdings through the allocation mechanism described above prior to the time of the final resolution of such claim); and

•

Cantor is not required to indemnify a party for losses arising out of its indemnification obligations if such losses are less than $50,000 or are included as a liability in the final closing balance sheet.

The merger agreement specifies procedures with respect to claims subject to indemnification and related matters.

Amendment and Waiver

The merger agreement may not be modified or amended, and no waiver, consent or approval may occur by or on behalf of BGC Partners, except if in writing signed by each party to the merger agreement and by the audit committee of BGC Partners.

Separation Agreement

Separation and Contribution

At the closing of the separation, on March 31, 2008, Cantor, in a manner that is expected to be tax-free, contributed, conveyed, transferred, assigned and delivered to BGC Partners OldCo and its subsidiaries (including the Opcos), and BGC Partners OldCo and its subsidiaries (including the Opcos) acquired and accepted from Cantor, all of the right, title and interest of Cantor to the transferred assets:

•	specified equity interests related to the BGC businesses;

•	specified contracts related to the BGC businesses, including employment agreements with transferred employees;

•	certain rights under the JSA, including rights and obligations in respect of clearance, settlement and fulfillment services, to the extent related to the inter-dealer brokerage business;

•	all intellectual property primarily related to the BGC businesses being transferred;

•

all books and records (other than tax returns), files, papers, tapes, disks, manuals, keys, reports, plans, catalogs, sales and promotional materials and all other printed and written materials, to the extent available and primarily related to the BGC businesses; and

•	all permits or licenses issued by any governmental authority to the extent primarily related to the BGC businesses and permitted by applicable law to be transferred.

Cantor retained ownership to certain excluded assets, which included the following, which we refer to as the “excluded assets”:

•

all cash, cash equivalents and marketable securities (including any cash, cash equivalents and marketable securities held by any of the transferred entities), except for cash borrowed pursuant to the pre-contribution loan (as described under “—Other Actions in Connection with the Separation—Pre-Contribution Loan”);

•	any litigation claim or insurance recovery relating to specified matters, and any insurance policy and proceeds covering any excluded asset or any excluded liability (as defined below);

•	certain specified equity interests;

•

all intellectual property or hardware of Cantor not primarily used in the BGC businesses, including any rights (ownership, licensed or otherwise) to use the mark “Cantor” or “Cantor Fitzgerald” and any other trademarks, service marks, brand names, Internet domain names, logos, trade dress, trade names, corporate names and other indicia of origin, any derivatives of the foregoing, all registrations and applications for registration of any of the foregoing, in each case, not primarily related to the BGC businesses and all goodwill associated with and symbolized by the foregoing;

•

all books, records and other data that cannot, without unreasonable efforts or expense, be separated from the books and records maintained by Cantor in connection with businesses other than the BGC businesses or to the extent that such books, records and other data related to excluded assets, excluded liabilities or business employees who do not become transferred business employees and all personnel files and records; and

•	any asset relating to the other businesses of Cantor (other than any of the transferred assets described in the bullets above).

BGC Partners OldCo, BGC U.S. and/or BGC Global assumed and became liable for and will pay, perform and discharge as they become due, the transferred liabilities:

•

all liabilities primarily relating to, arising from or in connection with any transferred business or any transferred asset, regardless of when or where such liability arose and regardless of where or against whom such liability is asserted or determined;

•

certain liabilities under the JSA to the extent related to the inter-dealer brokerage business, including liabilities related to rights and obligations in respect of clearance, settlement and fulfillment services primarily related to the inter-dealer brokerage business;

•

all liabilities primarily relating to, arising from or in connection with the transferred businesses’ employees and their employment, including all compensation, benefits, severance, workers’ compensation and welfare benefit claims and other employment-related liabilities primarily arising from or relating to the conduct of any transferred business; and

•

certain indebtedness, the total amount of which was $150 million. The indebtedness consisted of BGC U.S. assuming the liabilities of Cantor pursuant to the note purchase agreement in respect of $150 million of Cantor’s senior notes.

Cantor retained and became liable for, and will pay, perform and discharge as they become due, the certain excluded liabilities, which include the following, which we refer to as the “excluded liabilities”:

•	any liability of Cantor relating to excluded assets or any retained businesses, except the liabilities assumed by BGC Partners OldCo;

•	any guarantee by Cantor to a third-party in respect of certain indebtedness specified in the separation agreement; and

•	other specified excluded liabilities.

The parties to the separation agreement agreed to execute and deliver one or more agreements of assignment and assumption and/or bills of sale or such other instruments of transfer as Cantor may request for the purpose of effecting the separation.

Other Actions in Connection with the Separation

Transfer of Assets to Tower Bridge

Prior to the separation, BGC Partners OldCo contributed certain assets to Tower Bridge. Tower Bridge provides certain services to Cantor pursuant to the Tower Bridge administrative services agreement. Tower Bridge is a consolidated subsidiary of BGC Partners.

Redemption of Cantor Partners

In connection with the separation, Cantor redeemed certain limited partnership interests in Cantor held by certain of its limited partners for (a) new limited partnership interests in Cantor and rights to receive, following the merger, distributions of our common stock held by Cantor or (b) limited partnership interests in BGC Holdings and rights to receive, following the merger, distributions of our common stock held by Cantor, in each case subject to Cantor’s terms and conditions.

Conversion

In connection with the separation and the merger, BGC Partners OldCo was converted from a corporation to a limited liability company for tax purposes prior to the merger. In the conversion of BGC Partners OldCo from a corporation to a limited liability company, each share of BGC Partners OldCo common stock was converted into a BGC Partners unit.

Repurchase of Certain Cantor Limited Partnership Interests or BGC Partners OldCo Units and Distribution Rights and Repayment of Certain Obligations

Following the separation, but prior to the merger, certain limited partners of Cantor and certain founding partners sold to Cantor for cash all or a portion of the distribution rights and/or BGC Holdings founding partner interests held by such persons, or, in the case of Mr. Lee Amaitis, his limited partnership interests in Cantor were redeemed by Cantor for cash. Specifically, in connection with the separation and prior to the merger, Messrs. Amaitis, Lynn and Merkel, as well as two other individuals who are employed by us or one or more of our affiliates, used some of the proceeds that they received in respect of the purchases of distribution rights and/or BGC Holdings founding partner interests and/or redemption of their Cantor limited partnership interests to repay certain loans made or guaranteed by Cantor for repayment of borrowings to their applicable lenders or for payment of required capital contributions, for the substantial majority of which Cantor was the lender, or in the case of capital contributions, the recipient, and the remainder of which were guaranteed by Cantor in the amount of, including accrued interest, $46,282,680 for Mr. Amaitis, $8,095,534 for Mr. Lynn, $466,397 for Mr. Merkel, $2,935,730 for one of the other individuals who is employed by the Company or one of its affiliates, and $329,354 for the other individual who is employed by the Company or one of its affiliates, respectively. Following these transactions, Messrs. Amaitis and Lynn held 3,160,215 and 2,515,898 founding partner interests, respectively; and Messrs. Lutnick, Merkel and West did not hold any founding partner interests. Messrs. Lutnick, Amaitis and Merkel also held distribution rights to receive from Cantor, over time, 7,742,325 shares, 412,043 shares and 235,683 shares respectively, of our common stock. Messrs. Lynn and West did not hold any distribution rights. In addition, CFGM, the managing general partner of Cantor, KBCR, a general partner of Cantor, LFA LLC, a limited liability company whose members include Mr. Lutnick’s wife, and the Trust hold distribution rights to receive from Cantor, over time, 2,050,197 shares, 2,048,000 shares, 171,842 shares and 1,610,182 shares, respectively, of our common stock. Mr. Lutnick is the President and sole stockholder of CFGM, the managing member of each of KBCR and LFA and has limited powers to remove and replace the trustees of the Trust. Cantor exchanged the BGC Holdings interests that it acquired in these transactions for BGC Partners units, which units were redeemed by BGC Partners prior to the merger and Cantor sold the BGC Partners units underlying the distribution rights it acquired in these transactions for an amount of cash equal to the cash paid by Cantor to such person in respect of such BGC Holdings interests and distribution rights. See “—Repayment of Existing Loans and Required Capital Contributions.”

Pre-Contribution Loan

Prior to Cantor’s contribution of the transferred assets, one or more members of the BGC Partners group borrowed cash up to the aggregate amount of cash in the BGC Partners group prior to the contribution for regulatory and other business reasons, in order to establish the post-merger capital structure desired by the parties in a manner that permits certain regulated subsidiaries of BGC Partners OldCo to maintain required regulatory capital. Under the merger agreement, at Cantor’s request, eSpeed funded the pre-contribution loan on or prior to the closing date of the separation. An aggregate of $115 million was borrowed, all of which was repaid in full on April 4, 2008.

No Representations and Warranties

No party made any representations or warranties of any kind concerning the transactions contemplated by the separation agreement, transferred assets, transferred liabilities or transferred business or any consents or approvals required in such connection. The parties agreed that BGC Partners OldCo will bear the economic and legal risk that the conveyance of the transferred assets is insufficient or that the title to those assets is not good, marketable and free from encumbrances.

Market Data; Clearing

Cantor has the right to be a customer of ours and to pay the lowest commission paid by any other of our customers or our affiliates, whether by volume, dollar or other applicable measurement. However, this right will terminate upon the earlier of a change of control of Cantor and the last day of the calendar quarter during which Cantor represents one of our 15 largest customers in terms of transaction volume. Cantor has an unlimited right to internally use market data from BGCantor Market Data without cost, but Cantor does not have the right to furnish such data to any third party.

Until March 31, 2011, three years from the closing of the separation, Cantor will provide us with services that we reasonably determine are reasonably necessary in connection with the clearance, settlement and fulfillment of futures transactions by us. We are entitled to receive from Cantor all of the economic benefits and burdens associated with Cantor’s performance of such services. We will use our commercially reasonable efforts to reduce and eliminate our need for such services from Cantor.

Reinvestments in the Opcos; Pre-Emptive Rights; Distributions to Holders of Our Common Stock

In order to maintain our economic interest in the Opcos, any net proceeds received by us from any subsequent issuances of our common stock other than upon exchange of BGC Holdings exchangeable limited partnership interests will be indirectly contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units that will equal the number of shares of our common stock issued.

In addition, we may elect to purchase from the Opcos an equal number of BGC U.S. units and BGC Global units through cash or non-cash consideration. In the future, from time to time, we also may use cash on hand and funds received from distributions from BGC U.S. and BGC Global to purchase shares of common stock or BGC Holdings exchangeable limited partnership interests.

In the event that we acquire any additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. or BGC Global, Cantor will have the right to cause BGC Holdings to acquire additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. and BGC Global up to the amount of BGC U.S. units and BGC Global units that would preserve Cantor’s relative economic percentage interest in BGC U.S. and BGC Global immediately prior to the acquisition of such additional partnership units by us, and Cantor will acquire an equivalent amount of additional BGC Holdings limited partnership interests. Cantor does not intend to exercise this right with respect to shares offered by us in this offering. The purchase price per BGC U.S. unit and BGC Global unit for any such BGC U.S. limited partnership interests and BGC Global limited partnership interests issued indirectly to Cantor pursuant to its pre-emptive right will be equal to the price paid by us per BGC U.S. unit and BGC Global unit. Any such BGC Holdings limited partnership interests issued to Cantor will be designated as exchangeable limited partnership interests.

Cantor will have 10 days after the related issuance of BGC U.S. limited partnership interests and BGC Global limited partnership interests to elect such reinvestment and will have to close such election no later than 120 days following such election.

In addition, the Participation Plan provides for issuances, in the discretion of our compensation committee or its designee, of BGC Holdings limited partnership interests to current or prospective working partners and executive officers of BGC Partners. Any net proceeds received by BGC Holdings for such issuances generally will be contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units equal to the number of BGC Holdings limited partnership interests being issued so that the cost of such compensation award, if any, is borne pro rata by all holders of the BGC U.S. units and BGC Global units, including by us. Any BGC Holdings limited partnership interests acquired by the working partners, including any such interests acquired at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock, will be designated as BGC Holdings working partner interests and will generally receive distributions from BGC U.S. and BGC Global on an equal basis with all other limited partnership interests.

To the extent that any BGC U.S. units and BGC Global units are issued pursuant to the reinvestment and pre-emptive rights described above, an equal number of BGC U.S. units and BGC Global units will be issued. It is the non-binding intention of us, BGC U.S., BGC Global and BGC Holdings that the aggregate number of BGC U.S. units held by the BGC Holdings group at a given time divided by the aggregate number of BGC Holdings units issued and outstanding at such time is at all times equal to one, which ratio is referred to in this prospectus as the “BGC Holdings ratio,” and that the aggregate number of BGC U.S. units held by the BGC Partners group at a given time divided by the aggregate number of shares of our common stock issued and outstanding as of such time is at all times equal to one, which ratio is referred to in this prospectus as the “BGC Partners ratio.” In furtherance of such non-binding intention, in the event of any issuance of BGC U.S. limited partnership interests and BGC Global limited partnership interests to us pursuant to voluntary reinvestment, immediately following such an issuance, we will generally declare a pro rata stock dividend to our stockholders, and in the event of any issuance of BGC U.S. limited partnership interests and BGC Global limited partnership interests to BGC Holdings pursuant to its pre-emptive rights, BGC Holdings will generally issue a pro rata unit distribution to its partners.

License

Cantor granted to us a non-exclusive, perpetual, irrevocable, worldwide, non-transferable and royalty-free license to all intellectual property used in connection with our business operations. The license does not constitute an assignment or transfer of any intellectual property owned by a third party if both (a) such assignment or transfer would be ineffective or would constitute a default under, or other contravention of, contract provisions without the approval or consent of a third party and (b) such approval or consent is not obtained, provided that Cantor will use its commercially reasonable best efforts to obtain any such approval or consent. The license is not transferable except to a purchaser of all or substantially all of our business or assets or our business, division or subsidiaries pursuant to a bona fide acquisition of our line of business.

Intercompany Agreements; Guarantee Obligations

Certain contracts, licenses, commitments or other arrangements between Cantor and any entity transferred to BGC Partners OldCo in the separation will be terminated. The parties will terminate or cause us to be substituted in all respects for Cantor in respect of all obligations of Cantor under any transferred liabilities for which Cantor may be liable, as guarantor, original tenant, primary obligor or otherwise, except, in each case, for the indebtedness guarantees and any excluded liability. We (a) will indemnify and hold harmless Cantor for any resulting identifiable losses and (b) will not renew, extend the term of, increase its obligations under, or transfer to a third party, without Cantor’s prior written consent, any loan, lease, contract or other obligation for which Cantor may be liable.

New BGC Partners

In order to facilitate the tax-free exchanges of the BGC Holdings exchangeable limited partnership interests, Cantor has a one-time right at BGC Holdings’ expense to (a) incorporate, or cause the incorporation of, a newly-formed wholly-owned subsidiary of ours, which we refer to as “New BGC Partners,” (b) incorporate, or cause the incorporation of, a newly-formed wholly-owned subsidiary of New BGC Partners, which we refer to as “New BGC Partners Sub” and (c) cause the merger of New BGC Partners Sub with us, with the surviving corporation being a wholly-owned subsidiary of New BGC Partners. In connection with such a merger, our Class A common stock and Class B common stock will each hold equivalent common stock in New BGC Partners, with identical rights to the applicable class of shares held prior to such merger. As a condition to such merger, we will have received an opinion of counsel, reasonably satisfactory to its audit committee, to the effect that such merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Cantor will indemnify us to the extent that we incur any material income taxes as a result of the transactions related to such merger.

Indemnification

In the separation agreement, Cantor agreed to indemnify BGC Partners OldCo and its affiliates and representatives, as well as the Opcos and BGC Holdings and each of their affiliates and representatives, from any breach of any covenant or agreement of Cantor contained in the separation agreement and any excluded asset or excluded liability.

In the separation agreement, BGC Partners OldCo agreed to indemnify Cantor, the Opcos and BGC Holdings and each of their affiliates and representatives from any breach of any covenant or agreement of BGC Partners OldCo contained in the separation agreement.

In the separation agreement, the Opcos agreed to indemnify Cantor, BGC Partners and BGC Holdings and their affiliates and representatives from any breach of any covenant or agreement of the Opcos made in the separation agreement and any transferred asset, transferred liability or any BGC business, and BGC Holdings agreed to indemnify Cantor and the Opcos and their affiliates and representatives from any breach of any covenant or agreement of BGC Holdings made in the separation agreement.

Any out-of-pocket actual liabilities suffered or incurred by a party related to certain litigation matters, including reasonable fees, costs or expenses of enforcing any indemnity, will be allocated to BGC Holdings (and allocated to the capital accounts of the limited partnership interests of BGC Holdings held by Cantor, the founding/working partners and the REU partners (and not us) pursuant to the terms of the BGC Holdings limited partnership agreement) (see “—Amended and Restated BGC Holdings Limited Partnership Agreement—Distributions”).

The separation agreement specifies procedures with respect to claims subject to indemnification and related matters.

Employee Matters

In general, any employee engaged in the conduct of the BGC businesses immediately prior to the closing of the separation, except those employees employed by Cantor primarily in corporate or executive level functions, was transferred to BGC Partners OldCo. As promptly as practicable following each fiscal quarter, our management will provide a report to our audit committee specifying all of the founding partners who have been terminated by us. Our management will also give our audit committee notice prior to such termination if the capital account underlying the BGC Holdings founding partner interests held by a founding partner or, in the case of a series of related terminations, by a group of founding partners, exceeds $2.0 million on the date of termination.

Amendment

The separation agreement may be amended and modified only by a written agreement, signed by all parties to the separation agreement, provided that any amendment or modification will require prior written approval of the audit committee of BGC Partners.

Amended and Restated BGC Holdings Limited Partnership Agreement

On March 31, 2008, the limited partnership agreement of BGC Holdings was amended and restated.

Management

BGC Holdings is managed by its general partner. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles us to control BGC Holdings and to remove and appoint the general partner of BGC Holdings.

Under the BGC Holdings limited partnership agreement, we, as the BGC Holdings general partner, manage the business and affairs of BGC Holdings. However, Cantor’s consent is required for amendments to the BGC Holdings limited partnership agreement, to decrease distributions to BGC Holdings limited partners to less than 100% of net income received by BGC Holdings (other than with respect to selected extraordinary items as described above), to transfer any BGC U.S. or BGC Global partnership interests beneficially owned by BGC Holdings and to take any other actions that may adversely affect Cantor’s exercise of its pre-emptive right to acquire BGC Holdings limited partnership interests, its right to purchase BGC Holdings founding partner interests and its right to exchange the BGC Holdings exchangeable limited partnership interests. Cantor’s consent is also required in connection with transfers of BGC Holdings limited partnership interests by other limited partners and the issuance of additional BGC Holdings limited partnership interests outside of the Participation Plan. As described below under “—Exchanges,” BGC Holdings founding partner interests are only exchangeable if Cantor so determines.

No working partner interests were issued at the time of the separation and merger and as of the date of this prospectus, no working partner interests have been issued. Any working partner interests that are issued will not be exchangeable with us unless otherwise determined by us with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement.

As described below under “—Exchanges,” the REU interests will only be exchangeable for our Class A common stock in accordance with the terms and conditions of the grant of such REU interests, which terms and conditions will be determined by the BGC Holdings general partner with the written consent of the BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement.

The BGC Holdings limited partnership agreement also provides that BGC Holdings, in its capacity as the general partner of each of BGC U.S. and BGC Global, requires Cantor’s consent to amend the terms of the BGC U.S. or BGC Global limited partnership agreements or take any other action that may interfere with Cantor’s exercise of its pre-emptive right to acquire BGC Holdings limited partnership interests (and the corresponding investment in BGC U.S. and BGC Global by BGC Holdings) or its rights to exchange the BGC Holdings exchangeable limited partnership interests. Founding/working partners and REU partners do not have any voting rights with respect to their ownership of BGC Holdings limited partnership interests, other than limited consent rights concerning amendments to the terms of the BGC Holdings limited partnership agreement.

Classes of Interests in BGC Holdings

As of April 1, 2008, BGC Holdings had the following outstanding interests:

•	a general partnership interest, which is held indirectly by us;

•	BGC Holdings exchangeable limited partnership interests, which are held by Cantor;

•	BGC Holdings founding partner interests, which are limited partnership interests held by founding partners;

•	BGC Holdings REU interests, which are limited partnership interests held by REU partners; and

•	a special voting limited partnership interest, which is held by us and which entitles us to remove and appoint the general partner of BGC Holdings.

For a description of the exchange rights and obligations, see “—Exchanges.” No BGC Holdings founding partner interests will be issued after the merger. The BGC Holdings founding/working partner interests held by founding/working partners are designated in various classes, reflecting in general the terms of classes of units that the founding partners previously held in Cantor. See “—Distributions—Classes of Founding/Working Partner Interests.”

The aggregate number of authorized BGC Holdings units is 600 million, and in the event that the total number of authorized BGC U.S. units under the BGC U.S. limited partnership agreement is increased or decreased after March 31, 2008, the total number of authorized BGC Holdings units will be correspondingly increased or decreased by the same number by the general partner so that the number of authorized BGC Holdings units equals the number of authorized BGC U.S. units.

Any authorized but unissued BGC Holdings units may be issued:

•	pursuant to the contribution and the separation;

•

to Cantor and members of the Cantor group, in connection with a reinvestment in BGC Holdings as described in “—Separation Agreement—Reinvestments in the Opcos; Pre-Emptive Rights; Distributions to Holders of Our Common Stock”;

•

with respect to BGC Holdings founding/working partner interests, to an eligible recipient, which means any limited partner or member of the Cantor group or any affiliate, employee or partner thereof, in each case as directed by a BGC Holdings exchangeable limited partner majority in interest (provided that such person or entity is not primarily engaged in a business that competes with BGC Holdings or its subsidiaries);

•

as otherwise agreed by us, as general partner, and a BGC Holdings exchangeable limited partner majority in interest (by the affirmative vote of a BGC Holdings exchangeable limited partnership interest majority in interest);

•

pursuant to the Participation Plan (as described in “—Separation Agreement—Reinvestments in the Opcos; Pre-Emptive Rights; Distributions to Holders of Our Common Stock” and “—BGC Holdings Participation Plan”);

•	to any then-current founding/working partner or REU partner pursuant to the BGC Holdings limited partnership agreement;

•	to any BGC Holdings partner in connection with a conversion of an issued unit and interest into a different class or type of unit and interest; and

•

to Cantor in the event of a termination or bankruptcy of a founding/working partner or REU partner or the redemption of a founding/working partner interest or REU partner interest pursuant to the BGC Holdings limited partnership agreement.

Exchanges

After March 31, 2009, the first anniversary of the completion of the separation, the BGC Holdings limited partnership interests held by Cantor will be exchangeable with us for BGC Partners Class B common stock (or, at Cantor’s option or if there are no additional authorized but unissued shares of BGC Partners Class B common stock, BGC Partners Class A common stock) on a one-for-one basis (subject to customary anti-dilution adjustments). Cantor is permitted to exchange up to an aggregate of 20 million of its BGC Holdings limited partnership interests prior to March 31, 2009, the first anniversary of the completion of the separation, for shares of BGC Partners Class A common stock in connection with a broad-based public offering including all shares of BGC Partners Class A common stock received upon such exchange, underwritten by a nationally recognized investment banking firm, none of which are intended to be exchanged in connection with this offering. In addition, prior to the merger, a portion of the BGC Holdings founding partner interests held by Mr. Lynn and two other individuals who are employed by one or more of our affiliates, were sold to Cantor for cash, and the aggregate net proceeds of such sales were used as described in “—Repayment of Existing Loans and Required Capital Contributions.” Upon acquiring such BGC Holdings founding partner interests from these select persons, Cantor exchanged them for equity interests in BGC Partners on a one-for-one basis, and prior to the merger, BGC Partners redeemed such BGC Partners equity interests from Cantor for cash equal to the amount paid by Cantor to the select persons in respect of such interests. See “—Repayment of Existing Loans and Required Capital Contributions.”

The BGC Holdings limited partnership interests that Cantor transferred to founding partners in connection with the redemption of their current limited partnership interests in Cantor at the time of the separation are not exchangeable with us unless (1) Cantor reacquires such interests from BGC Holdings upon termination or bankruptcy of the founding partners or redemption of their units (which it has the right to do under certain circumstances), in which case such interests will be exchangeable with BGC Partners for BGC Partners Class A common stock or Class B common stock as described above or (2) Cantor determines that such interests can be exchanged by such founding partners with us for BGC Partners Class A common stock, generally on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by Cantor, provided that the terms and conditions of such exchange cannot in any way diminish or adversely affect our rights or rights of our subsidiaries (it being understood that an obligation by BGC Partners to deliver shares of BGC Partners Class A common stock upon exchange will not be deemed to diminish or adversely affect the rights of us or our subsidiaries) (which exchange of certain interests Cantor expects to permit from time to time). Once a BGC Holdings founding partner interest becomes exchangeable, such founding partner interest is automatically exchanged for our Class A common stock upon termination or bankruptcy of such partner or upon redemption by BGC Holdings.

In particular, the BGC Holdings founding partner interests that Cantor has provided are exchangeable with us for our Class A common stock on a one-for-one basis (subject to customary anti-dilution adjustments), in accordance with the terms of the BGC Holdings limited partnership agreement, as follows:

•

20% of the BGC Holdings founding partner interests held by each founding partner (other than Messrs. Amaitis and Lynn) became exchangeable upon the closing of the merger, with one-third of the shares receivable by such BGC Holdings founding partner upon a full exchange becoming saleable on each of the first, second and third anniversaries of the closing of the merger (subject to acceleration), subject to applicable law;

•

(1) 1,100,000 of the 3,160,215 BGC Holdings founding partner interests held by Mr. Amaitis at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 60% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 80% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, and (5) 100% of such BGC Holdings founding partner interests (less the Amaitis applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Amaitis will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Amaitis letter agreement), with the shares received by Mr. Amaitis upon exchange being immediately saleable, subject to applicable law; and

•

(1) 600,000 of the 2,515,898 BGC Holdings founding partner interests held by Mr. Lynn at the closing of the merger became exchangeable upon the closing of the merger, (2) 40% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the second anniversary of the closing of the merger, (3) 50% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the third anniversary of the closing of the merger, (4) 60% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fourth anniversary of the closing of the merger, (5) 70% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the fifth anniversary of the closing of the merger, (6) 80% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the sixth anniversary of the closing of the merger, (7) 90% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the seventh anniversary of the closing of the merger, and (8) 100% of such BGC Holdings founding partner interests (less the Lynn applicable shares) will become exchangeable on the eighth anniversary of the closing of the merger (and any exchange of founding partner interests by Mr. Lynn will be subject to the terms and conditions of the BGC Holdings limited partnership agreement and the Lynn letter agreement), with the shares received by Mr. Lynn upon exchange being immediately saleable, subject to applicable law.

Any working partner interests that are issued will not be exchangeable with us unless we otherwise determine with the written consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement.

The REU interests will only be exchangeable for BGC Partners Class A common stock in accordance with terms and conditions of the grant of such REU interests, which terms and conditions will be determined in our sole discretion, as the general partner of BGC Holdings, with the written consent of the BGC Holdings exchangeable limited partnership interest majority in interest with respect to the grant of any exchange right, in accordance with the terms of the BGC Holdings limited partnership agreement.

The one-for-one exchange ratio between BGC Holdings units and BGC Partners Class B common stock and Class A common stock will not be adjusted to the extent that we have made a dividend, subdivision, combination, distribution or issuance to maintain the BGC Partners ratio pursuant to a reinvestment by BGC Partners or its subsidiaries pursuant to its reinvestment right.

Upon our receipt of any BGC Holdings exchangeable limited partnership interest or BGC Holdings founding partner interest, BGC Holdings REU interest or BGC Holdings working partner interest that is exchangeable, pursuant to an exchange, such interest being so exchanged will cease to be outstanding and will be automatically and fully cancelled, and such interest will automatically be designated as a BGC Holdings regular limited partnership interest, will have all rights and obligations of a holder of BGC Holdings regular limited partnership interests and will cease to be designated as a BGC Holdings exchangeable interest or BGC Holdings founding partner interest, BGC Holdings REU interest or BGC Holdings working partner interest that is exchangeable, and will not be exchangeable.

With each exchange, our indirect interest in BGC U.S. and BGC Global will proportionately increase, because immediately following an exchange, BGC Holdings will redeem the BGC Holdings unit so acquired for the BGC U.S. limited partnership interest and the BGC Global limited partnership interest underlying such BGC Holdings unit. The acquired BGC U.S. limited partnership interest and BGC Global limited partnership interest will be appropriately adjusted to reflect the impact of certain litigation matters and the intention of the parties to the BGC Holdings limited partnership agreement for BGC Holdings (and not BGC Partners) to realize the economic benefits and burdens of such potential claims.

In addition, upon a transfer of a BGC Holdings exchangeable limited partnership interest that is not permitted by the BGC Holdings limited partnership agreement (see “—Transfers of Interests”), such interest will cease to be designated as a BGC Holdings exchangeable limited partnership interest and will automatically be designated as a regular limited partnership interest.

In the case of an exchange of an exchangeable limited partnership interest or a founding partner interest (or portion thereof), the aggregate capital account of the BGC Holdings unit so exchanged will equal a pro rata portion of the total aggregate capital account of all exchangeable limited partner units and founding partner units then outstanding, reflecting the portion of all such exchangeable limited partner units and founding partner units then outstanding represented by the units so exchanged. The aggregate capital account of such exchanging partner in such partner’s remaining exchangeable limited partner units and/or founding partner units will be reduced by an equivalent amount. If the aggregate capital account of such partner is insufficient to permit such a reduction without resulting in a negative capital account, the amount of such insufficiency will be satisfied by reallocating capital from the capital accounts of the exchangeable limited partners and the founding partners to the capital account of the units so exchanged, pro rata based on the number of units underlying the outstanding exchangeable limited partnership interests and the founding partner interests or based on other factors as determined by a BGC Holdings exchangeable limited partnership interest majority in interest.

In the case of an exchange of an REU interest or working partner interest or portion thereof, the aggregate capital account of the BGC Holdings units so exchanged will equal the capital account of the REU interest or working partner interest (or portion thereof), as the case may be, represented by such BGC Holdings units.

We agreed to reserve, out of our authorized but unissued BGC Partners Class B common stock and BGC Partners Class A common stock, a sufficient number of shares of BGC Partners Class B common stock and BGC Partners Class A common stock solely to effect the exchange of all then outstanding BGC Holdings exchangeable limited partnership interests, the BGC Holdings founding partner interests, if exchangeable, and BGC Holdings REU interests into shares of BGC Partners Class B common stock and BGC Partners Class A common stock pursuant to the exchanges (subject, in the case of BGC Partners Class B common stock, to the maximum number of shares authorized but unissued under BGC Partners certificate of incorporation as then in effect) and a sufficient number of shares of BGC Partners Class A common stock to effect the exchange of shares of BGC Partners Class B common stock issued or issuable in respect of exchangeable BGC Holdings limited partnership interests. We have agreed that all shares of BGC Partners Class B common stock and BGC Partners Class A common stock issued in an exchange will be duly authorized, validly issued, fully paid and non-assessable and will be free from pre-emptive rights and free of any encumbrances.

Distributions

General

The profit and loss of BGC U.S. and BGC Global are generally allocated based on the total number of BGC U.S. units and BGC Global units outstanding, other than in the case of certain litigation matters, the impact of which would be allocated to the BGC U.S. and BGC Global partners who are members of the BGC Holdings group as described in “—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global.” The profit and loss of BGC Holdings are generally allocated based on the total number of BGC Holdings units outstanding, other than the impact of certain litigation matters, which will be allocated to the BGC Holdings partners who are members of the Cantor group, or who are founding/working partners or who are REU partners.

BGC Holdings distributes to holders of the BGC Holdings limited partnership interests (subject to the allocation of certain litigation matters, to BGC Holdings partners who are members of the Cantor group, or who are founding/working partners or who are REU partners (and not to us)):

•

with respect to partners who are members of the Cantor group and the founding/working partners, on or prior to each estimated tax due date (the 15th day of each April, June, September and December in the case of a partner that is not an individual, and the 15th day of each April, June, September and January in the case of a partner who is an individual), such partner’s estimated proportionate quarterly tax distribution for such fiscal quarter; and

•

as promptly as practicable after the end of each fiscal quarter, an amount equal to the excess, if any, of (a) the net positive cumulative amount allocated to such partner’s capital account pursuant to the BGC Holdings limited partnership agreement, over (b) the amount of any prior distributions to such partner.

Pursuant to the terms of the BGC Holdings limited partnership agreement, distributions by BGC Holdings to its partners may not be decreased below 100% of net income received by BGC Holdings from BGC U.S. and BGC Global (other than with respect to selected extraordinary items with respect to founding/working partners or REU partners, such as the disposition directly or indirectly of partnership assets outside of the ordinary course of business) unless we determine otherwise, subject to Cantor’s consent (as the holder of the BGC Holdings exchangeable limited partnership interest majority in interest). The BGC Holdings general partner, with the consent of Cantor, as the holder of the BGC Holdings exchangeable limited partnership interest majority in interest, may direct BGC Holdings to distribute all or part of any amount distributable to a founding/working partner or an REU partner in the form of a distribution of publicly traded shares, including shares of any capital stock of any other entity if such shares are listed on any national securities exchange or included for quotation in any quotation system in the United States, which we refer to as “publicly traded shares,” or in other property.

In addition, the BGC Holdings general partner, with the consent of Cantor, as holder of a majority of the BGC Holdings exchangeable limited partnership interests, in its sole and absolute discretion, may direct BGC Holdings, upon a founding/working partner’s or an REU partner’s death, retirement, withdrawal from BGC Holdings or other full or partial redemption of BGC Holdings units, to distribute to such partner (or to his or her personal representative, as the case may be) a number of publicly traded shares or an amount of other property that BGC Holdings general partner determines is appropriate in light of the goodwill associated with such partner and his, her or its BGC Holdings units, such partner’s length of service, responsibilities and contributions to BGC Holdings and/or other factors deemed to be relevant by BGC Holdings general partner. Any such distribution of publicly traded shares or other property to a partner as described in the prior sentence will result in a net reduction in such partner’s capital account and adjusted capital account, unless otherwise determined by BGC Holdings general partner in its sole and absolute discretion, provided that any gain recognized as a result of such distribution will not affect such partner’s adjusted capital account, unless otherwise determined by both the BGC Holdings general partner and Cantor.

The separation agreement and the BGC Holdings limited partnership agreement, however, provide that any and all items of income, gain, loss or deduction resulting from certain specified items allocated entirely to the capital accounts of the limited partnership interests in BGC U.S. and BGC Global held by BGC Holdings will be allocated entirely to the capital accounts of BGC Holdings limited partnership interests held by its founding/working partners, its REU partners and Cantor as described below under “—Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global—Distributions.” In addition, in the discretion of the BGC Holdings general partner, distributions with respect to selected extraordinary transactions, as described below, may be withheld from the founding/working partners and the REU partners and distributed over time subject to the satisfaction of conditions set by us, as the general partner of BGC Holdings, such as continued service to us. See “—Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests.” These distributions that may be withheld relate to income items from non-recurring events, including, without limitation, items that would be considered “extraordinary items” under U.S. GAAP and recoveries with respect to claims for expenses, costs and damages (excluding any recovery that does not result in monetary payments to BGC Holdings) attributable to extraordinary events affecting BGC Holdings (such events may include, unless otherwise determined by the BGC Holdings general partner, any disposition, directly or indirectly (including deemed sales), of capital stock of any affiliate owned by BGC Holdings, whether or not recurring in nature). The BGC Holdings general partner may also deduct from these withheld amounts all or a portion of any extraordinary expenditures from non-recurring events that it determines are to be treated as extraordinary expenditures, including, without limitation, any distribution or other payment (including a redemption payment) to a BGC Holdings partner, the purchase price or other cost of acquiring any asset, any other non-recurring expenditure of BGC Holdings, items that would be considered “extraordinary items” under U.S. GAAP, and expenses, damages or costs attributable to extraordinary events affecting BGC Holdings (including actual, pending or threatened litigation). Any amounts that are withheld from distribution and forfeited by the founding/working partners and the REU partners with respect to such extraordinary transactions will be distributed to Cantor in respect of the BGC Holdings limited partnership interests held by Cantor.

No partner may charge or encumber its BGC Holdings limited partnership interest or otherwise subject such interest to any encumbrance, except those created by the BGC Holdings limited partnership agreement. However, a BGC Holdings exchangeable limited partner may encumber its BGC Holdings exchangeable limited partnership interest in connection with any bona fide bank financing transaction.

Classes of Founding/Working Partner Interests

Founding/working partners currently hold five classes of BGC Holdings units underlying such partner’s BGC Holdings founding partner interests and BGC Holdings working partner interests, respectively: High Distribution, High Distribution II, High Distribution III, High Distribution IV, and Grant. In general, the rights and obligations of founding/working partners with respect to their BGC Holdings units are similar, but not identical, to the rights and obligations of the founding partners, prior to the separation and merger, as limited partners in Cantor with respect to their Cantor units. See “Risk Factors—Risks Related to our Business—The impact of the recent separation and merger on the founding partners, REU partners and future working partners may adversely affect our ability to retain, recruit and motivate these persons” and “—REUs.” Each class of BGC Holdings units held by founding/working partners generally entitles the holder to receive a pro rata share of the distributions of income received by BGC Holdings. See “—Distributions.” High Distribution II and High Distribution III units differ from High Distribution units, however, in that holders of High Distribution II and High Distribution III units paid at their original issuance, or the original issuance of their predecessor interests in Cantor, only a portion (generally approximately 20% in the case of High Distribution II Units and 14.3% in the case of High Distribution III Units) of the amount that would have been paid by a holder of a High Distribution unit as of that date, with the remaining amount (increased by a stated rate), which we refer to as a “HD II Account Obligation” or “HD III Account Obligation,” as applicable, paid, on a stated schedule (generally four years in the case of High Distribution II units and seven years in the case of High Distribution III units). With respect to High Distribution II Units and High Distribution III Units issued in redemption of similar units in Cantor, the applicable HD II Account Obligation or HD III Account Obligation will be paid to Cantor rather than to BGC Holdings. High Distribution IV units differ from High Distribution units in that holders of High Distribution IV units are entitled to receive an additional payment following redemption, as described in “—Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests.” Grant Units and Matching Grant Units differ from the other classes of BGC Holdings units in the calculation and the compensatory tax treatment of amounts payable upon redemption of such units.

REUs

Each grant of REUs will have associated with it an “REU post-termination amount,” which represents an amount payable to the REU holder upon redemption of such units. A partner’s entitlement to the REU post-termination amount will vest ratably over three years or according to such schedule as determined by BGC Holdings at the time of grant. In lieu of paying all or a portion of the REU post-termination amount, BGC Holdings may cause the REUs held by a redeemed partner to be automatically exchanged for shares of BGC Partners Class A common stock at the applicable exchange ratio. The value of such shares may be more or less than the applicable post-termination amount. These payments of cash and/or shares are conditioned on the former REU holder not violating his or her partner obligations or engaging in any competitive activity prior to the date such payments are made, and are subject to reduction if any losses are allocated to such REUs.

In the fourth quarter of 2007, certain non-executive employees of the BGC Division and other persons who provide services to the BGC Division were informed that they could expect to receive an aggregate of 295,816 REU interests in lieu of a portion of their discretionary bonus for 2007 having a post-termination payment amount of $3,017,279 and 153,736 REU interests to be considered as part of their total 2008 compensation having a post-termination payment amount of $1,567,998, in each case to be delivered in 2008 and issued upon the closing of the merger. The right to receive payment upon redemption of these REU interests vests over a three-year period, with 33.3% vesting on each of the anniversary dates. The REU interests will only be exchangeable for BGC Partners Class A common stock in accordance with the terms and conditions of the grant of such REU interests, which terms and conditions will be determined by the BGC Holdings general partner, with the written consent of the BGC Holdings exchangeable limited partnership interest majority in interest, in accordance with the terms of the BGC Holdings limited partnership agreement. Post-termination payment amounts in each case were determined based on the eSpeed stock price on the date of each award.

Upon the closing of the merger, certain executive officers received an aggregate of 593,992 REU interests (265,487 for Howard W. Lutnick, 132,744 for Lee Amaitis, 132,744 for Shaun Lynn, 41,912 for Stephen M. Merkel and 21,105 for Robert K. West). These REU interests have an aggregate post-termination payment of $6,652,500 ($3,000,000 for Howard W. Lutnick, $1,500,000 for Lee Amaitis, $1,500,000 for Shaun Lynn, $427,500 for Stephen M. Merkel and $225,000 for Robert K. West). The REUs will only be exchangeable for BGC Partners Class A common stock in accordance with terms and conditions of the grant of such REU interests, which terms and conditions will be determined by us, as the indirect general partner of BGC Holdings, subject to Cantor’s consent, as the holder of a majority in interest of the BGC Holdings exchangeable limited partnership interest, in accordance with the terms of the BGC Holdings limited partnership agreement. The right to receive payment upon redemption of these REU interests for Messrs. Lutnick, Amaitis and Lynn immediately vested upon the closing of the merger. The right to receive payment upon redemption of these REUs for Messrs. West and Merkel vests over a three-year period, with 33.3% vesting on each of the anniversary dates. Post-termination payments and the number of REUs in each case were determined based on the eSpeed stock price on the date of each award.

BGC Holdings also issued 526,315 REUs upon the consummation of the merger in connection with the acquisition of Radix.

Partner Obligations

Each of the founding/working partners and each of the REU partners is subject to certain partner obligations, which we refer to as “partner obligations.” The partner obligations constitute an undertaking by each of the founding/working partners and each of the REU partners have a duty of loyalty to BGC Holdings and that, during the period from the date on which a person first becomes a partner through the applicable specified period following the date on which such partner ceases, for any reason, to be a partner, not to, directly or indirectly (including by or through an affiliate):

•

breach a founding/working partner’s or REU partner’s, as the case may be, duty of loyalty to BGC Holdings, through the four-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or REU partner, as the case may be;

•

engage in any activity of the nature set forth in clause (1) of the definition of the competitive activity (as defined below) through the two-year period following the date on which such partner ceases for any reason to be a founding/working partner or REU partner, as the case may be;

•

engage in any activity of the nature set forth in clauses (2) through (5) of the definition of competitive activity (as defined below) or take any action that results directly or indirectly in revenues or other benefit for that founding/working partner or REU partner, as the case may be or any third party that is or could be considered to be engaged in any activity of the nature set forth in clauses (2) through (5) of the definition of competitive activity, except as otherwise agreed to in writing by BGC Holdings general partner, in its sole and absolute discretion, for the one-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or REU partner, as the case may be.

A founding/working partner or REU partner, as the case may be, is considered to have engaged in a “competitive activity” if such partner (including by or through his, her or its affiliates), during the applicable restricted period, which we collectively refer to as the “competitive activities”:

(1)	directly or indirectly, or by action in concert with others, solicits, induces, or influences, or attempts to solicit, induce or influence, any other partner, employee or consultant of Cantor, BGC Partners or any member of the Cantor group or affiliated entity to terminate their employment or other business arrangements with Cantor, BGC Partners or any member of the Cantor group or affiliated entity, or to engage in any competing business (as defined below) or hires, employs, engages (including as a consultant or partner) or otherwise enters into a competing business with any such person;

(2)	solicits any of the customers of Cantor, BGC Partners or any member of the Cantor group or affiliated entity (or any of their employees), induces such customers or their employees to reduce their volume of business with, terminate their relationship with or otherwise adversely affect their relationship with, Cantor, BGC Partners or any member of the Cantor group or affiliated entity;

(3)	does business with any person who was a customer of Cantor, BGC Partners or any member of the Cantor group or affiliated entity during the 12-month period prior to such partner becoming a terminated or bankrupt partner if such business would constitute a competing business;

(4)	directly or indirectly engages in, represents in any way, or is connected with, any competing business, directly competing with the business of Cantor, BGC Partners or any member of the Cantor group or affiliated entity, whether such engagement will be as an officer, director, owner, employee, partner, consultant, affiliate or other participant in any competing business; or

(5)	assists others in engaging in any competing business in the manner described in the foregoing clause (4).

“Competing business” means an activity that (a) involves the development and operations of electronic trading systems, (b) involves the conduct of the wholesale or institutional brokerage business, (c) consists of marketing, manipulating or distributing financial price information of a type supplied by Cantor, BGC Partners, or any member of the Cantor group or affiliated entity to information distribution services or (d) competes with any other business conducted by Cantor, BGC Partners, any member of the Cantor group or affiliated entity if such business was first engaged in by Cantor or BGC Partners took substantial steps in anticipation of commencing such business and prior to the date on which such founding/working partner or REU partner, as the case may be, ceases to be a founding/working partner or REU partner, as the case may be.

•

make or participate in the making of (including through the applicable partner’s or any of his, her or its affiliates, respective agents or representatives) any comments to the media (print, broadcast, electronic or otherwise) that are disparaging regarding BGC Partners or the senior executive officers of BGC Partners or are otherwise contrary to the interests of BGC Partners as determined by BGC Holdings general partner in its sole and absolute discretion, for the four-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or an REU partner, as the case may be;

•	except as permitted with respect to corporate opportunities and fiduciary duties in the BGC Holdings limited partnership agreement (see “—Corporate Opportunity; Fiduciary Duty”)

take advantage of, or provide another person with the opportunity to take advantage of, a BGC Partners “corporate opportunity” (as such term would apply to BGC Holdings if it were a corporation) including opportunities related to intellectual property, which for this purpose requires granting BGC Partners a right of first refusal to acquire any assets, stock or other ownership interest in a business being sold by any partner or affiliate of such partner if an investment in such business would constitute a “corporate opportunity” (as such term would apply to BGC Holdings if it were a corporation), that has not been presented to and rejected by BGC Partners or that BGC Partners rejects but reserves for possible further action by BGC Partners in writing, unless otherwise consented to by BGC Holdings general partner in writing in its sole and absolute discretion, for a four-year period following the date on which such partner ceases, for any reason, to be a founding/working partner or an REU partner, as the case may be; or

•

otherwise take any action to harm, that harms or that reasonably could be expected to harm, BGC Partners for a four-year period following the date on which a founding/working partner or an REU partner, as the case may be, ceases, for any reason, to be a founding/working partner or an REU partner, as the case may be, including any breach of its confidentiality obligations.

Notwithstanding anything to the contrary, and unless Cantor determines otherwise, none of such partner obligations apply to any founding/working partner or REU partner that is also a Cantor company or any of its affiliates or any partner or member of a Cantor company or any of its affiliates. Such partners are exempt from these partner obligations.

The determination of whether a founding/working partner or REU partner has breached his or her partner obligations will be made in good faith by the BGC Holdings general partner in its sole and absolute discretion, which determination will be final and binding. If a founding/working partner or an REU partner breaches his, her or its partner obligations, then, in addition to any other rights or remedies that the BGC Holdings general partner may have, and unless otherwise determined by the BGC Holdings general partner in its sole and absolute discretion, BGC Holdings will redeem all of the units held by such partner for a redemption price equal to their base amount, and such partner will have no right to receive any further distributions, or payments of cash, stock or property, to which such partner otherwise might be entitled.

Any founding/working partner or REU partner, as the case may be, that breaches his or her partner obligations is required to indemnify BGC Holdings for and pay any resulting attorneys’ fees and expenses, as well as any and all damages resulting from such breach. In addition, upon breach of the BGC Holdings limited partnership agreement by or the termination or bankruptcy of a founding/working or an REU partner, as the case may be, that is subject to the partner obligations, or if any such partner owes any amount to BGC Holdings or to any affiliated entity or fails to pay any amount to any other person with respect to which amount BGC Holdings or any affiliated entity is a guarantor or surety or is similarly liable (in each case whether or not such amount is then due and payable), BGC Holdings has the right to set off the amount that such partner owes to BGC Holdings or any affiliated entity or any such other person under any agreement or otherwise and the amount of any cost or expense incurred or projected to be incurred by BGC Holdings in connection with such breach, such termination or bankruptcy or such indebtedness (including attorneys’ fees and expenses and any diminution in value of any BGC Holdings assets and including in each case both monetary obligations and the fair market value of any non-cash item and amounts not yet due or incurred) against any amounts that it owes to such partner under the BGC Holdings limited partnership agreement or otherwise, or to reduce the capital account, the base amount and/or the distributions (quarterly or otherwise) of such partner by any such amount.

A founding/working partner or an REU partner, as the case may be, will become a terminated partner upon (a) the actual termination of the employment of such partner, so that such partner is no longer an employee of BGC U.S., BGC Global or any affiliated entity, with or without cause by the employer, by such partner or by reason of death, (b) the termination by the BGC Holdings general partner, which may occur without the termination of a partner’s employment, of such partner’s status as a partner by reason of a determination by the BGC Holdings general partner that such partner has breached the BGC Holdings limited partnership agreement or that such partner has ceased to provide substantial services to BGC Holdings or any affiliated entity, even if such cessation is at the direction of BGC Holdings or any affiliated entity or (c) ceasing to be a partner for any reason. With respect to a corporate or other entity partner, such partner will also be considered terminated upon the termination of the beneficial owner, grantor, beneficiary or trustee of such partner.

A founding/working partner or an REU partner, as the case may be, will become a bankrupt partner upon (a) making an assignment for the benefit of creditors, (b) filing a voluntary petition in bankruptcy, (c) the adjudication of such partner as bankrupt or insolvent, or the entry against such partner of an order for relief in any bankruptcy or insolvency proceeding; provided that such order for relief or involuntary proceeding is not stayed or dismissed within 120 days, (d) the filing by such partner of a petition or answer seeking for himself, herself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any bankruptcy statute, law or regulation, (e) the filing by such partner of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of that nature or (f) the appointment of or seeking of the appointment of (in each case by any person) a trustee, receiver or liquidator of it or of all or any substantial part of the properties of such founding/working partner. With respect to a corporate founding/working partner, bankruptcy will also include the occurrence of any of the foregoing events with respect to the beneficial owner of the majority of the stock of such partner. Notwithstanding the foregoing, no event constitutes a bankruptcy of a founding/working partner or REU partner, as the case may be, unless the BGC Holdings general partner so determines in its sole and absolute discretion.

Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests

Unlike the BGC Holdings limited partnership interests held by Cantor, the classes of BGC Holdings limited partnership interests held by founding partners, working partners and REU partners (in each case, to the extent such interests have not become exchangeable) are subject to purchase and redemption by BGC Holdings in the following circumstances (subject to Cantor’s right to purchase such interests from BGC Holdings as described in “—Cantor’s Right to Purchase Redeemed Interests”):

•

except as otherwise agreed to by each of the BGC Holdings general partner, the BGC Holdings exchangeable limited partners (by a majority of the BGC Holdings exchangeable limited partnership interests) and the applicable founding partner, upon any termination or bankruptcy of a founding partner (or the termination or bankruptcy of the beneficial owner of the stock or other ownership interest of any such founding partner that is a corporation or other entity), BGC Holdings will purchase and redeem from such founding partner or his, her or its representative, and such founding partner or his, her or its representative will sell to BGC Holdings, all of the founding partner interests held by such founding partner (and, with the consent of the BGC Holdings general partner and Cantor, BGC Holdings may assign its right to purchase such founding partner interests to another partner); and

•	except as otherwise agreed to by each of the BGC Holdings general partner and the applicable working partner or REU partner, as the case may be, upon (1) any termination or bankruptcy of a working partner or REU partner, as the case may be (or the termination or bankruptcy of the beneficial owner of the stock or other ownership interest of any such working partner or REU partner that is a corporation or other entity) or (2) an election of the BGC Holdings general partner for any reason or for no reason whatsoever, BGC Holdings will purchase and redeem from such working partner or his, her or its representative, and such working partner or his, her or its representative will sell such REUs to BGC Holdings, all of the working partner interests held by such working partner (and, with the consent of the BGC Holdings general partner and Cantor, BGC Holdings may assign its right to purchase such partner interests to another partner).

Founding/working partner interests or REU interests, as the case may be, will be redeemed at a pre-determined formula redemption price. The redemption price for a BGC Holdings founding/working partner interest or REU partner interest, as the case may be, generally reflects the purchase price paid by such partner for his or her interest, adjusted to reflect such partner’s share of changes in the book value of BGC Holdings. For purposes of determining the redemption price, the book value is determined in accordance with the BGC Holdings limited partnership agreement, which in general does not take into account goodwill or going concern value. In the circumstances described above, BGC Holdings limited partnership interests held by founding partners, working partners and REU partners that have become exchangeable will be automatically exchanged for BGC Partners Class A common stock.

Each grant of REUs will have associated with it an “REU post-termination amount,” which represents an amount payable to the REU holder upon redemption of such units. A partner’s entitlement to the REU post-termination amount will vest ratably over three years or according to such schedule as determined by BGC Holdings at the time of grant. In lieu of paying all or a portion of the REU post-termination amount, BGC Holdings may cause the REUs held by a redeemed partner to be automatically exchanged for shares of BGC Partners Class A common stock at the applicable exchange ratio. The value of such shares may be more or less than the applicable post-termination amount. These post-termination payments are conditioned on the former REU holder not violating his or her partner obligations or engaging in any competitive activity prior to the date such payments are made, and are subject to reduction if any losses are allocated to such REUs.

The aggregate redemption price for a founding partner interest is generally equal to the adjusted capital account of such interest.

In general, with respect to founding partner interests, working partner interests or REU partner interests that have not become exchangeable and that are held by terminated or bankrupt founding/working partners or terminated or bankrupt REU partners, as the case may be, a portion of the redemption price, which we refer to as the “base amount,” is to be paid within 90 days of redemption, with the remainder of the redemption price paid on each of the following four anniversaries. The base amount of BGC Holdings founding/working partner interests and BGC Holdings REU interests designated as Grant Units, High Distribution III Units and High Distribution IV Units will each at all times be zero. The base amount is calculated pursuant to a formula, and it reflects a larger percentage of the total redemption price for working partners who have been partners for a longer period in BGC Holdings. The portion of the redemption price that is to be paid to a terminated or bankrupt founding/working partner or terminated or bankrupt REU partner, as the case may be, on each of the four anniversaries following a redemption is conditioned on such partner not having engaged in a competitive activity or violated his or her partner obligations.

The general partner of BGC Holdings may also withhold each founding/working partner’s or REU partner’s, as the case may be, share of distributions attributable to income and loss with respect to selected extraordinary transactions, such as the disposition directly or indirectly of partnership assets outside the ordinary course of business. With respect to terminated or bankrupt founding/working partners or terminated or bankrupt REU interests, as the case may be, such partner whose limited partnership interests in BGC Holdings are redeemed will receive payments reflecting these extraordinary items only to the extent that such partner’s right to receive these payments has vested (with 30% vesting on the third anniversary of the applicable event or, if later, the date of acquisition of interests in BGC Holdings and the remainder vesting ratably over a seven year vesting schedule, provided that the BGC Holdings general partner may, in its sole and absolute discretion, accelerate the vesting of such amounts), with payments made on each of the first five anniversaries of the redemption of such limited partner interests. These payments are conditioned on such partner not violating his or her partner obligations or engaging in any competitive activity, prior to the date such payments are completed and are subject to prepayment at the sole and absolute discretion of the BGC Holdings general partner at any time. Any amounts that are withheld from distribution and forfeited by such partners will be distributed to Cantor in respect of its BGC Holdings limited partnership interests.

Any distribution to a holder of High Distribution II Units or High Distribution III Units, including with respect to additional amounts payable upon redemption, may be reduced in the discretion of the BGC Holdings general partner to satisfy such holder’s HD II Account Obligation or HD III Account Obligation, as applicable, as described above in “—Classes of Founding/Working Partner Interests.” Upon the purchase by Cantor of High Distribution II Units or High Distribution III Units issued in redemption of similar units in Cantor, the amount payable by Cantor to acquire such units will be reduced by an amount equal to the HD II Account Obligation or HD III Account Obligation, as applicable, with respect to such units.

In addition, holders of High Distribution IV Units (all of which are being issued in exchange for High Distribution IV Units previously issued by Cantor to such holders) are entitled to receive an additional payment, one-fourth of such amount being payable on each of the first four anniversaries of redemption, reflecting a fixed amount determined as of the date of the original issuance of the predecessor High Distribution IV Units by Cantor.

BGC Holdings may in its discretion make redemption payments in property, including in BGC Partners units, rather than in cash and may in its discretion accelerate the amount of these payments and, with the consent of a BGC Holdings exchangeable limited partnership interest majority in interest, in recognition of a founding/working partner’s or REU partner’s, as the case may be, contributions to the business, increase these payments to reflect BGC Holdings’ goodwill or going concern value.

In the event of such a redemption or purchase by BGC Holdings of any BGC Holdings founding/working partner interests, BGC Holdings will cause BGC U.S. and BGC Global to redeem and purchase from BGC Holdings a number of BGC U.S. units and BGC Global units, in each case, equal to (1) the number of units underlying the redeemed or purchased BGC Holdings founding/working partner interests or REU interests, as the case may be, multiplied by (2) the Holdings ratio as of immediately before the redemption or purchase of such BGC Holdings founding/working partner interests or REU interests, as the case may be. The purchase price paid to BGC U.S. and BGC Global will be an amount of cash equal to the amount required by BGC Holdings to redeem or purchase such interest. Upon mutual agreement of the BGC Holdings general partner, the BGC U.S. general partner and the BGC Global general partner, BGC U.S. and BGC Global may, instead of cash, pay all or a portion of such aggregate purchase price, in publicly traded shares.

Cantor’s Right to Purchase Redeemed Interests

BGC Holdings Founding Partner Interests

Cantor has a right to purchase any BGC Holdings founding partner interests that have not become exchangeable that are redeemed by BGC Holdings upon termination or bankruptcy of a founding partner or upon mutual consent of the general partner of BGC Holdings and Cantor. Cantor has the right to purchase such BGC Holdings founding partner interests at a price equal to the lesser of (1) the amount that BGC Holdings would be required to pay to redeem and purchase such BGC Holdings founding partner interests and (2) the amount equal to (x) the number of units underlying such founding partner interests, multiplied by (y) the exchange ratio as of the date of such purchase, multiplied by (z) the then current market price of BGC Partners Class A common stock. Cantor may pay such price using cash, publicly traded shares or other property, or a combination of the foregoing. If Cantor (or the other member of the Cantor group acquiring such founding partner interests, as the case may be) so purchases such founding partner interests at a price equal to clause (2) above, neither Cantor nor any member of the Cantor group nor BGC Holdings nor any other person is obligated to pay BGC Holdings or the holder of such founding partner interests any amount in excess of the amount set forth in clause (2) above.

Any BGC Holdings founding partner interests acquired by Cantor, while not exchangeable in the hands of the founding partner absent a determination by Cantor to the contrary, will be exchangeable by Cantor for shares of BGC Partners Class B common stock or, at Cantor’s election, shares of BGC Partners Class A common stock, in each case, on a one-for-one basis (subject to customary anti-dilution adjustments), on the same basis as the Cantor interests, and will be designated as BGC Holdings exchangeable limited partnership interests when acquired by Cantor. This may permit Cantor to receive a larger share of income generated by BGC Partners’ business at a less expensive price than through purchasing shares of BGC Partners Class A common stock, which is a result of the price payable by Cantor to a founding partner upon acquisition of such partner’s founding partner interests.

BGC Holdings Working Partner Interests and BGC Holdings REU Interests

Cantor has a right to purchase any BGC Holdings working partner interests or BGC Holdings REU interests (in each case that have not become exchangeable), as the case may be, that (1) are redeemed by BGC Holdings upon termination or bankruptcy of a working partner or (2) are redeemed by BGC Holdings, in each case, if BGC Holdings elects to transfer the right to purchase such interests to a BGC Holdings partner rather than redeem such interests itself. Cantor has the right to purchase such interests on the same terms that such BGC Holdings partner would have a right to purchase such interests.

Transfers of Interests

In general, subject to the exceptions described below, no BGC Holdings partner may transfer or agree or otherwise commit to transfer all or any portion of, or any rights, title and interest in and to, its interest in BGC Holdings.

Regular limited partners (other than the special voting limited partner of BGC Holdings), including exchangeable limited partners, of BGC Holdings may transfer limited partnership interests in the following circumstances:

•	in connection with the contribution and the separation;

•	in connection with an exchange with BGC Partners, if applicable;

•	if the transferor limited partner is a member of the Cantor group, to any person; or

•

with the prior written consent of the general partner and the exchangeable limited partners (by affirmative vote of a BGC Holdings exchangeable limited partnership interest majority in interest, not to be unreasonably withheld or delayed).

With respect to any exchangeable limited partnership interest transferred by Cantor to another person, Cantor may elect, prior to or at the time of such transfer, either (1) that such person will receive such interest in the form of an exchangeable limited partnership interest and that such person will thereafter be an exchangeable limited partner so long as such person continues to hold such interest or (2) that such person will receive such interest in the form of a regular limited partnership interest (other than an exchangeable limited partnership interest or a special voting limited partnership interest of BGC Holdings), including as a founding partner interest, working partner interest or otherwise, and that such person will not be an exchangeable limited partner as a result of holding such interest.

Founding partners may transfer BGC Holdings founding partner interests in the following circumstances:

•	in connection with the contribution and the separation;

•	in connection with an exchange with BGC Partners, if applicable;

•	pursuant to a redemption;

•

if the transferee limited partner is a member of the Cantor group (except that in the event such transferee ceases to be a member of the Cantor group, such interest will automatically transfer to Cantor);

•	with the consent of the BGC Holdings exchangeable limited partnership interest majority in interest, to any other founding partner; or

•

with the mutual consent of the general partner and the BGC Holdings exchangeable limited partnership interest majority in interest (which consent may be withheld for any reason or no reason), to any other person.

Working partners and REU partners may transfer BGC Holdings working partner interests or BGC Holdings REU interests, as the case may be, in the following circumstances:

•	pursuant to a redemption, in the case of working partners, and pursuant to the grants concurrently with the merger, in the case of REU partners;

•	in connection with an exchange with BGC Partners, if applicable;

•

if the transferee limited partner is a member of the Cantor group (except that in the event such transferee ceases to be a member of the Cantor group, such interest will automatically transfer to Cantor); or

•	with the mutual consent of the general partner and the BGC Holdings exchangeable limited partnership interest majority in interest.

The special voting limited partner may transfer the special voting limited partnership interest in connection with the contribution and the separation or to a wholly owned subsidiary of BGC Partners (except that in the event such transferee ceases to be a wholly owned subsidiary of BGC Partners, the special voting partnership interest will automatically be transferred to BGC Partners, without any further action required on part of BGC Holdings, BGC Partners or any other person).

The general partner may transfer its general partnership interest in the following circumstances:

•	in connection with the contribution and separation;

•	to a new general partner as described below; or

•	with the special voting limited partner’s prior written consent, to any other person.

The special voting limited partner may, in its sole and absolute discretion, remove any general partner, with or without cause. The general partner may resign as the general partner of BGC Holdings for any reason or no reason, except that as a condition to any removal or resignation, the special voting limited partner will first appoint a new general partner who will be admitted to BGC Holdings as the new general partner, and the resigning or removed general partner will transfer its entire general partnership interest to the new general partner.

Amendments

The BGC Holdings limited partnership agreement cannot be amended except with the approval of each of the general partner and the exchangeable limited partners (by the affirmative vote of a BGC Holdings exchangeable limited partnership interest majority in interest) of BGC Holdings. In addition, the BGC Holdings limited partnership agreement cannot be amended to:

•	amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;

•

alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of interests, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in, substantially similar manner to all classes of interests, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or

•	alter the special voting limited partner’s ability to remove a general partner.

The general partner of BGC Holdings may authorize any amendment to correct any technically incorrect statement or error apparent on the face thereof in order to further the parties’ intent or to correct any formality or error or incorrect statement or defect in the execution of the BGC Holdings limited partnership agreement.

In the event of any material amendment to the BGC Holdings limited partnership agreement that materially adversely affects the interest of a founding/working partner or an REU partner, as the case may be, in the partnership or the value of founding/working partner interests or REU interests, as the case may be, held by such partner in the amount or timing of distributions or the allocation of profits, losses or credit, then such partner who does not vote in favor of such amendment has a right to elect to become a terminated partner of BGC Holdings, regardless of whether there is an actual termination of the employment of such partner. The BGC Holdings general partner will have a right, in the event of such election by a founding/working partner or an REU partner, as the case may be, to revoke and terminate such proposed amendment to the BGC Holdings limited partnership agreement.

Corporate Opportunity; Fiduciary Duty

The BGC Holdings limited partnership agreement contains similar corporate opportunity provisions to those included in BGC Partners’ certificate of incorporation with respect to BGC Partners and/or Cantor and their respective representatives. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law—Corporate Opportunity.”

Parity of Interests

The BGC Holdings limited partnership agreement provides that it is the non-binding intention of BGC Holdings and each of the partners of BGC Holdings that the BGC Holdings ratio at all times equals one. It is the non-binding intention of each of the partners of BGC Holdings and of BGC Holdings that there be a parallel issuance or repurchase transaction by BGC Holdings in the event of any issuance or repurchase by BGC U.S. of BGC U.S. units to or held by BGC Holdings so that the BGC Holdings ratio at all times equals one.

Amended and Restated Limited Partnership Agreements of BGC U.S. and BGC Global

On March 31, 2008, each of BGC U.S. and BGC Global entered into amended and restated limited partnership agreements.

Management

BGC U.S. and BGC Global each are managed by their general partner, which is BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of each of BGC U.S. and BGC Global, which entitles BGC Holdings (and thereby, BGC Partners) to control each of BGC U.S. and BGC Global, subject to limited consent rights of Cantor and to the rights of BGC Holdings as the special voting limited partner. BGC Holdings holds its BGC U.S. general partnership interest through a Delaware limited liability company, BGC Holdings, LLC, and holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

“Cantor’s consent rights” means that BGC Holdings, in its capacity as general partner of each of BGC U.S. and BGC Global, is required to obtain Cantor’s consent to amend the terms of the BGC U.S. limited partnership agreement or BGC Global limited partnership agreement or take any other action that may adversely affect Cantor’s exercise of its pre-emptive right (See “—Separation Agreement—Reinvestments in the Opcos; Pre-Emptive Rights; Distributions to Holders of Our Common Stock”) to acquire BGC Holdings limited partnership interests (and the corresponding investment in BGC U.S. and BGC Global by BGC Holdings) or right to exchange BGC Holdings exchangeable limited partnership interests. BGC Partners, in its capacity as the general partner of BGC Holdings, will not cause BGC Holdings, in its capacity as the general partner of BGC U.S. and BGC Global, to make any amendments (other than ministerial or other immaterial amendments) to the limited partnership agreement of either BGC U.S. or BGC Global unless such action is approved by a majority of BGC Partners’ independent directors.

Classes of Interests in the Opcos

As of the date of this prospectus, BGC U.S. and BGC Global each have the following outstanding interests:

•	a general partnership interest, which is held by BGC Holdings;

•	limited partnership interests, which are directly and indirectly held by BGC Partners and BGC Holdings; and

•

a special voting limited partnership interest, which is held by BGC Holdings and which entitles the holder thereof to remove and appoint the general partner of BGC U.S. or BGC Global, as the case may be.

The aggregate number of authorized units in each of BGC U.S. and BGC Global is 600 million, and in the event that the total number of authorized shares of BGC Partners common stock under BGC Partners’ certificate of incorporation is increased or decreased after March 31, 2008, the total number of authorized units in each of BGC U.S. and BGC Global, as the case may be, will be correspondingly increased or decreased by the same number so that the number of authorized BGC U.S. units and BGC Global units, as the case may be, equals the number of authorized shares of BGC Partners common stock.

Any authorized but unissued BGC U.S. units or BGC Global units, as the case may be, may be issued:

•	pursuant to the contribution and the separation;

•

to BGC Partners and/or BGC Holdings and members of their group, as the case may be, in connection with an investment in BGC U.S. and BGC Global as described above in “—Separation Agreement—Reinvestments in the Opcos; Pre-Emptive Rights; Distributions to Holders of our Common Stock”;

•

to BGC Holdings or members of its group in connection with a redemption pursuant to the BGC Holdings limited partnership agreement as described in “—Amended and Restated BGC Holdings Limited Partnership Agreement—Redemption of BGC Holdings Founding/Working Partner Interests and REU Interests”;

•

as otherwise agreed by each of the general partner and the limited partners (by affirmative vote of the limited partners holding a majority of the units underlying limited partnership interests outstanding of BGC U.S. or BGC Global, as the case may be (except that if BGC Holdings and its group holds a majority in interest and Cantor and its group holds a majority of units underlying the BGC Holdings exchangeable limited partnership interests, then majority of interest means Cantor), which we refer to as an “Opcos majority in interest”;

•	to BGC Partners or BGC Holdings in connection with a grant of equity by BGC Partners or BGC Holdings; and

•	to any BGC U.S. or BGC Global partner, as the case may be, in connection with a conversion of an issued unit and interest into a different class or type of unit and interest.

There will be no additional classes of partnership interests in BGC U.S. or BGC Global.

Distributions

The profit and loss of BGC U.S. and BGC Global are generally allocated based on the total number of BGC U.S. units and BGC Global units outstanding, other than in the case of certain litigation matters, the impact of which is allocated to the BGC U.S. and BGC Global partners who are members of the BGC Holdings group.

BGC U.S. and BGC Global each distribute to each of its partners (subject to the allocation of certain litigation matters to BGC U.S. and BGC Global partners, as the case may be, who are members of the BGC Holdings group):

•

on or prior to each estimated tax due date (the 15th day of each April, June, September and December, in the case of a partner that is not an individual, and the 15th day of each April, June, September and January in the case of a partner who is an individual, or, in each case, if earlier with respect to any quarter, the date on which BGC Partners is required to make an estimated tax payment), such partner’s estimated proportionate quarterly tax distribution for such fiscal quarter;

•

on or prior to each estimated tax due date for partners who are members of the BGC Holdings group, an amount (positive or negative) for such fiscal quarter in respect of items of income, gain, loss or deduction allocated in respect of certain litigation matters; and

•

as promptly as practicable after the end of each fiscal quarter, an amount equal to the excess, if any, of (a) the net positive cumulative amount allocated to such partner’s capital account pursuant to the BGC U.S. limited partnership agreement or BGC Global limited partnership agreement, as the case may be, after the date of such agreement over (b) the amount of any prior distributions to such partner.

BGC U.S. or BGC Global, as the case may be, may, with the prior written consent of the holders of an Opcos majority in interest of the limited partnership interests, decrease the total amount distributed by BGC U.S. or BGC Global, as the case may be. In addition, if BGC U.S. or BGC Global, as the case may be, is unable to make the distributions required above as a result of any losses of the Opcos arising from the certain litigation claims (see “Business—Legal Proceedings”), then BGC U.S. or BGC Global, as the case may be, will use reasonable best efforts to borrow such amounts as are necessary to make distributions that would have been received by the BGC Partners group in the absence of any such potential litigation claims and to make the estimated proportionate quarterly tax distribution to the Cantor group. The borrowing costs of any such borrowing will be treated as part of such potential litigation claims.

Transfers of Interests

In general, subject to the exceptions described below, no BGC U.S. partner or BGC Global partner, as the case may be, may transfer or agree to transfer all or any portion of, or any rights, title and interest in and to, its interest in BGC U.S. or BGC Global, as the case may be.

Limited partners of BGC U.S. and BGC Global may transfer their limited partnership interests in the following circumstances:

•	in connection with the contribution and the separation;

•	if the transferee limited partner will be a member of the BGC Partners group or the BGC Holdings group; or

•	with the prior written consent of the general partner and the limited partners (by affirmative vote of an Opcos majority in interest, not to be unreasonably withheld or delayed).

The special voting limited partner may transfer the special voting limited partnership interest in connection with the contribution and the separation or to a wholly owned subsidiary of BGC Holdings (except that in the event such transferee ceases to be a wholly-owned subsidiary of BGC Holdings, the special voting partnership interest will automatically be transferred to BGC Holdings, without any further action required on part of BGC U.S. or BGC Global, as the case may be, BGC Holdings or any other person).

The general partner may transfer its general partnership interest in the following circumstances:

•	in connection with the contribution and separation;

•	to a new general partner; or

•	with the special voting limited partner’s prior written consent.

The special voting limited partner may in its sole and absolute discretion remove any general partner, with or without cause. The general partner may resign as the general partner of BGC U.S. or BGC Global, as the case may be, for any reason, except that as a condition to any removal or resignation, the special voting limited partner will first appoint a new general partner who will be admitted to BGC U.S. or BGC Global, as the case may be, and the resigning or removed general partner will transfer its entire general partnership interest to the new general partner.

No partner may charge or encumber its BGC U.S. or BGC Global interest, as the case may be, or otherwise subject such interest to any encumbrance, except those created by the BGC U.S. limited partnership agreement or BGC Global limited partnership agreement, as the case may be.

Amendments

Each of the BGC U.S. and BGC Global limited partnership agreements cannot be amended except with the approval of each of the general partner and the limited partners (by the affirmative vote of an Opcos majority in interest) of BGC U.S. or BGC Global, as the case may be. In addition, each of the BGC U.S. and BGC Global limited partnership agreements cannot be amended to:

•	amend any provisions which require the consent of a specified percentage in interest of the limited partners without the consent of that specified percentage in interest of the limited partners;

•

alter the interest of any partner in the amount or timing of distributions or the allocation of profits, losses or credits, if such alteration would either materially adversely affect the economic interest of a partner or would materially adversely affect the value of interests, without the consent of the partners holding at least two-thirds of all units, in the case of an amendment applying in, substantially similar manner to all classes of interests, or two-thirds in interest of the affected class or classes of the partners, in the case of any other amendment; or

•	alter the special voting limited partner’s ability to remove a general partner.

The general partner of BGC U.S. or BGC Global, as the case may be, may authorize any amendment to correct any technically incorrect statement or error in order to further the parties’ intent or to correct any formality or error or defect in the execution of the BGC U.S. or BGC Global limited partnership agreement, as the case may be.

Corporate Opportunity; Fiduciary Duty

The BGC U.S. limited partnership agreement and BGC Global limited partnership agreement contain similar corporate opportunity provisions to those included in the BGC Partners certificate of incorporation with respect to BGC Partners and/or BGC Holdings and their respective representatives. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law—Corporate Opportunity.”

Parity of Interests

The BGC U.S. limited partnership agreement and BGC Global limited partnership agreement provide that it is the non-binding intention of each of the partners of BGC U.S. and BGC Global and each of BGC Global and BGC U.S. that the number of outstanding BGC U.S. units equals the number of outstanding BGC Global units. It is the non-binding intention of each of the partners of BGC U.S. and BGC Global and each of BGC Global and BGC U.S. that there be a parallel issuance or repurchase transaction by BGC U.S. or BGC Global in the event of any issuance or repurchase by the other Opco so that the number of outstanding BGC U.S. units at all times equals the number of outstanding BGC Global units.

Administrative Services Agreements

The Tower Bridge administrative services agreement and the administrative services agreement, which we collectively refer to as the “administrative services agreements,” have an initial term of three years, starting on January 1, 2007 and March 31, 2008, respectively. Thereafter, the administrative services agreements renew automatically for successive one-year terms, unless any party provides written notice to the other parties of its desire to terminate the agreement, in the case of the Tower Bridge administrative services agreement, at least 180 days, or, in the case of the administrative services agreement, 120 days, before the end of any such year ending during the initial or extended term, in which event the administrative services agreement will end with respect to the terminating party on the last day of such term. In addition, any particular service provided under the administrative services agreements may be cancelled by any party, with at least 90 days’ prior written notice to the providing party, with no effect on the other services. The terminating party will be charged a termination fee equal to the costs incurred by the party providing services as a result of such termination, including, any severance or cancellation fees.

Cantor is entitled to continued use of hardware and equipment it used prior to the date of the applicable administrative services agreements on the terms and conditions provided even in the event BGC Partners terminates the administrative services agreements, though there is no requirement to repair or replace.

During the term of the administrative services agreements, the parties will provide administrative and technical support services to each other, including:

•	administration and benefits services;

•	employee benefits, human resources, and payroll services;

•	financial and operations services;

•	internal auditing services;

•	legal related services;

•	risk and credit services;

•	accounting and general tax services;

•	space, personnel, hardware and equipment services;

•	communication and data facilities;

•	facilities management services;

•	promotional, sales and marketing services;

•	procuring of insurance coverage; and

•	any miscellaneous services to which the parties reasonably agree.

The administrative services agreements include provisions for allowing a provider or affiliate to arrange for a third party to provide for the services.

In consideration for the services provided, the providing party generally charges the other party an amount (including any applicable taxes) based on (1) the amount equal to direct cost that the providing party estimates it will incur or actually incurs in performing those services, including third-party charges incurred in providing services, plus (2) a reasonable allocation of other costs determined in a consistent and fair manner so as to cover the providing party’s appropriate costs or in such other manner as the parties agree. In addition, the Tower Bridge administrative services agreement provides that the receiving party will pay a mark-up on such costs in an amount to be agreed by the parties from time to time.

The administrative services agreements provide that the services recipient generally indemnifies the services provider for liabilities that it incurs arising from the provision of services other than liabilities arising from fraud or willful misconduct of the service provider.

We will continue to provide assets (principally computer equipment), systems/infrastructure and office space in the United Kingdom and Europe to Cantor, and, to the extent applicable, we and our affiliates will continue to do the same in Asia as well. It is expected, however, that certain of those assets and office space will be transferred to Tower Bridge or another service entity (subject to necessary third-party consents). We will provide these assets and office space to Tower Bridge to allow it to conduct its business. We will charge Cantor on the same basis as it charges Tower Bridge (although we will charge Tower Bridge without any mark-up). Tower Bridge will charge Cantor on the basis described above for such assets and office space once such assets and office space are transferred to Tower Bridge. These assets may be subject to operating leases with third-party leasing companies. We believe that the rate on such leases, subleases or licenses are no greater than would be incurred with a third party on an arm’s-length basis.

Tax Receivable Agreement

Certain interests in BGC Holdings may, in effect, be exchanged in the future for shares of BGC Partners Class A common stock or BGC Partners Class B common stock on a one-for-one basis (subject to customary anti-dilution adjustments). The exchanges may result in increases to our share of the tax basis of the tangible and intangible assets of each of BGC U.S. and BGC Global that otherwise would not have been available, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the Internal Revenue Service. These increases in tax basis, if sustained, may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with the separation and related transactions, BGC Partners OldCo entered into, and, in the merger, we assumed BGC Partners OldCo’s rights and obligations under, the tax receivable agreement with Cantor that provides for the payment by us to Cantor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to its entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. It is expected that we will benefit from the remaining 15% of cash savings, if any, in income tax that we realize. Pursuant to the tax receivable agreement, we will determine, after consultation with Cantor, the extent to which we are permitted to claim any such tax benefits, and such tax benefits will be taken into account in computing any cash savings so long as our accountants agree that it is at least more likely than not that such tax benefit is available.

Pursuant to the tax receivable agreement, 20% of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the Internal Revenue Service successfully challenges the availability of any tax benefit and determines that a tax benefit is not available, we will be entitled to receive reimbursements from Cantor for amounts we previously paid under the tax receivable agreement and Cantor will indemnify us and hold us harmless with respect to any interest or penalties and any other losses in respect of the disallowance of any deductions which gave rise to the payment under the tax receivable agreement (together with reasonable attorneys’ and accountants’ fees incurred in connection with any related tax contest, but the indemnity for such reasonable attorneys’ and accountants’ fees shall only apply to the extent Cantor is permitted to control such contest). Any such reimbursement or indemnification payment will be satisfied first from the escrow account (to the extent funded in respect of such payments under the tax receivable agreement).

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no depreciation or amortization deductions available to us that were attributable to an increase in tax basis (or any imputed interest) as a result of an exchange and had BGC Partners OldCo not entered into the tax receivable agreement. The tax receivable agreement was entered into on March 31, 2008, in connection with the transactions contemplated by the separation agreement, and will continue until all such tax benefits have been utilized or expired, unless we (with the approval by a majority of our independent directors) exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement, provided that if Cantor and we cannot agree upon a value, the agreement will remain in full force and effect. The actual amount and timing of any payment under the tax receivable agreement will vary depending on a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income.

Any amendment to the tax receivable agreement will be subject to approval by a majority of our independent directors.

BGC Holdings Participation Plan

In connection with the separation and merger, BGC Holdings adopted the Participation Plan, effective as April 1, 2008, as a means to attract, retain, motivate and reward present founding partners, present or prospective REU partners and working partners and executive officers of BGC Partners by enabling such founding/working partners, REU partners and executive officers to acquire or increase their ownership interests in BGC Holdings.

The Participation Plan is administered by our compensation committee or its designee. The Participation Plan provides for the grant of BGC Holdings limited partnership interests issuable pursuant to the BGC Holdings limited partnership agreement as of the date of the Participation Plan or as may thereafter be issuable thereunder. The total number of BGC Holdings limited partnership interests issuable under the Participation Plan will be determined from time to time by our board of directors, provided, that interests exchangeable for or otherwise representing the right to acquire BGC Partners common stock may only be granted to the extent such shares are available for issuance under the BGC Partners Long-Term Incentive Plan, as amended and restated. The compensation committee has broad administrative authority to, among other things, select present founding partners, present or prospective REU partners or prospective working partners and executive officers entitled to receive bonus or purchase awards, determine the number and type of partnership interests covered by such awards, including whether such partnership interests are exchangeable for or otherwise represent the right to receive our Class A common stock, determine the purchase period and other terms and conditions of any purchase rights and interpret and administer the Participation Plan. The compensation committee has the discretion to determine the price of any purchase right, which may be set at preferential or historical prices that are less than the prevailing fair market value of our Class A common stock.

The Participation Plan provides that the board of directors may at any time amend or terminate the Participation Plan, provided that, without the participant’s written consent, no such amendment or termination will adversely affect any outstanding purchase rights. Amendments to the Participation Plan will require stockholder approval only if required by applicable laws or applicable regulatory requirements.

Pre-Merger Administrative Services Agreements

Under the pre-merger administrative services agreement, Cantor provided certain administrative and management services to eSpeed. Cantor made available to eSpeed some of its administrative and other staff, including its internal audit, treasury, legal, tax, insurance, human resources, facilities, corporate development and accounting staffs. Members of these staffs arranged for eSpeed’s insurance coverage and provide a wide array of services, including administration of eSpeed’s personnel and payroll operations, benefits administration, internal audits, facilities management, promotional sales and marketing, legal, risk management, accounting and tax preparation and other services. eSpeed reimbursed Cantor for the actual costs incurred by Cantor, plus other reasonable costs, including reasonably allocated overhead and any applicable taxes. eSpeed also entered into arrangements with Cantor under which eSpeed had the right to use certain assets, principally computer equipment, from Cantor. These assets may be subject to operating leases with third-party leasing companies. eSpeed also had arrangements with Cantor under which it shares office space provided by Cantor at their offices. Under the pre-merger administrative services agreement, eSpeed provided sales, marketing and public relations services to Cantor. Cantor reimbursed eSpeed for the actual costs incurred by eSpeed, plus other reasonable costs, including reasonably allocated overhead and any applicable taxes. The pre-merger administrative services agreement had an initial three-year term, had been renewed for three successive one-year renewal terms and would have continued to renew automatically for successive one-year terms unless canceled by either eSpeed or Cantor upon six months’ prior notice; provided, however, that eSpeed’s right to use the London office space would expire at the earlier of (1) the time Cantor’s lease expires in 2016 or (2) until Cantor ceases to be an affiliate of ours and Cantor asks us to vacate.

Pursuant to this pre-merger administrative services agreement, Cantor was required to obtain for eSpeed, among other things, property and casualty insurance of not less than $40 million and business interruption insurance of $25 million. Cantor had procured property insurance coverage for eSpeed covering its fixed assets and business interruption insurance of at least these coverage amounts. However, eSpeed was listed on this insurance policy as one of several insured parties, together with Cantor and several of its affiliates. This insurance policy was for aggregate amounts in excess of the amounts set forth above. This pre-merger administrative services agreement did not provide for the allocation of the proceeds among the named insured parties. Insurance proceeds paid to date were paid or to be paid to Cantor on behalf of all parties named on the policy, and Cantor had allocated these proceeds among the insured parties. As a result of the terrorist attacks of September 11, 2001, which we refer to as the “September 11 Events,” eSpeed’s offices in the World Trade Center were destroyed and eSpeed lost 180 of its employees, including many members of its senior management. As of December 31, 2006, eSpeed had received approximately $25.7 million of replacement property insurance proceeds in settlement for property damage related to the September 11 Events. eSpeed was entitled to reimbursement by Cantor for certain replacement assets, which replacement is nearing completion.

In the merger, this pre-merger administrative services agreement was terminated.

We are a party to an administrative services agreement, dated as of November 12, 2004, with eSpeed Brokerage. Under this agreement, eSpeed Brokerage agrees to compensate us for the actual cost (plus reasonable other costs, including reasonably allocated overhead and any applicable taxes) of certain services provided by us, including office space, personnel and certain corporate services, including, without limitation, cash management, internal audit, facilities management, legal, payroll, benefits administration and other administrative services. This agreement remains in effect until terminated upon the mutual agreement of all parties.

In connection with the Aqua transaction (described below), we, Cantor and Aqua entered into a services agreement. Pursuant to that agreement, Cantor provides certain services, including office space, personnel and corporate services such as cash management, internal audit, legal, payroll, benefits administration and other administrative services to Aqua. We provide technology support, infrastructure and development services for the actual cost (plus reasonable other costs, including reasonably allocated overhead and any applicable taxes).

Aqua

On May 30, 2007, FINRA approved the partial ownership change and name change of Aqua (formerly known as eSpeed Securities, Inc.). Pursuant to such approval, we and Cantor entered into an agreement whereby we are entitled to a 49% interest in Aqua, and Cantor is entitled to a 51% interest in Aqua. Aqua is also authorized to receive clearing and administrative services from Cantor and technology infrastructure services from us. Aqua is authorized to pay sales commissions to brokers of Cantor or other brokers who participate in the sales process. On October 2, 2007, FINRA provided approval for Aqua to operate as an Alternative Trading System and to provide Direct Market Access for institutional block equity buyside and sellside firms.

Registration Rights Agreements

Pursuant to a registration rights agreement entered into by Cantor and us in connection with our formation and a registration rights agreement entered into by BGC Partners OldCo in connection with the separation and assumed by us in the merger, Cantor has received piggyback and demand registration rights.

Formation Registration Rights Agreement

Under the formation registration rights agreement, the piggyback registration rights allow Cantor to register the shares of Class A common stock issued or issuable to it in connection with the conversion of its shares of Class B common stock whenever we propose to register any shares of our Class A common stock for our own or another’s account under the Securities Act for a public offering, other than any shelf registration of shares of our Class A common stock to be used as consideration for acquisitions of additional businesses and registrations relating to employee benefit plans.

Cantor also has the right, on three occasions, to require that we register under the Securities Act any or all of the shares of our Class A common stock issued or issuable to it in connection with the conversion of its shares of our Class B common stock. The demand and piggyback registration rights apply to Cantor and to any transferee of shares held by Cantor who agrees to be bound by the terms of the formation registration rights agreement.

We have agreed to pay all costs of one demand and all piggyback registrations, other than underwriting discounts and commissions. We have also agreed to indemnify Cantor and any transferee for certain liabilities they may incur in connection with the exercise of their registration rights. All of these registration rights are subject to conditions and limitations, including (1) the right of underwriters of an offering to limit the number of shares included in that registration, (2) our right not to effect any demand registration within six months of a public offering of our securities and (3) that Cantor agrees to refrain from selling its shares during the period from 15 days prior to and 90 days after the effective date of any registration statement for the offering of our securities.

Separation Registration Rights Agreement

In connection with the separation, BGC Partners OldCo entered into the separation registration rights agreement with Cantor which provides that the holders of BGC Partners common stock, issued or to be issued upon exchange of the BGC Holdings exchangeable limited partnership interests held by Cantor and for any shares of our common stock issued or issuable in respect of or in exchange for any shares of our common stock, are granted registration rights. We refer to these shares as “registrable securities,” and we refer to the holders of these registrable securities as “holders.”

The separation registration rights agreement provides that, after exchange of the BGC Holdings exchangeable limited partnership interests or conversion of Class B common stock into Class A common stock, as the case may be, each holder is entitled to unlimited piggyback registration rights, meaning that each holder can include his or her registrable securities in registration statements filed by BGC Partners, subject to certain limitations. Cantor has exercised such piggyback rights to participate in this offering.

The separation registration rights agreement also grants Cantor four demand registration rights requiring that BGC Partners register the shares of Class A common stock held by Cantor, provided that the amount of securities subject to such demand constitutes at least 10% of the shares of Class A common stock outstanding or has an aggregate market value in excess of $20 million and no more than one demand registration during any twelve-month period.

BGC Partners will pay the costs but the holders will pay for any underwriting discounts or commissions or transfer taxes associated with all such registrations.

BGC Partners has agreed to indemnify the holders registering shares pursuant to the separation registration rights agreement against certain liabilities under the Securities Act.

Municipal Partners

In January 2002, Cantor sold the assets of the business known as Municipal Partners, Inc., a municipal bond broker, to a newly formed limited liability company, Municipal Partners, LLC, formed by Brian Kelly, a former employee of Cantor, in exchange for a 25% special interest in Municipal Partners, LLC. Cantor had purchased substantially all of the assets of Municipal Partners, Inc. in July 2000. Cantor also loaned $1,000,000 to Municipal Partners, LLC, which was repaid in full during 2006, and was entitled to distributions equal to 5% of the gross revenues of the business less the amount of our revenue share for electronic transactions. Pending receipt of applicable licenses by Municipal Partners, LLC, Cantor provided Municipal Partners, LLC with interim services. In connection with the sale, the Company (1) granted Municipal Partners, LLC a non-exclusive license to use its software and technology to operate a municipal bond brokerage business, (2) maintained its municipal bond trading platform and provide the software capabilities that were in place in Cantor’s municipal bond business (the Company was to be compensated for upgrading the trading platform at cost plus a reasonable profit or at prevailing rates, at the Company’s election), (3) provided web-hosting, technical and customer support at cost plus a reasonable fee to Municipal Partners, LLC, (4) received 50% of gross revenues of Municipal Partners, LLC, with respect to electronic transactions and (5) terminated existing arrangements with former brokers in the business (some of whom are deceased) pursuant to which we had given them shares of our Class A common stock valued at $1,250,000 in exchange for promissory notes in the same amount with the result that such notes were terminated and the shares were cancelled. As of September 25, 2006, the services agreement was terminated in connection with the settlement of certain litigation with Municipal Partners.

Freedom

We and Cantor formed Freedom to acquire a 66.7% interest in Freedom International Brokerage, a Canadian government securities broker-dealer and Nova Scotia unlimited liability company, in April 2001. As of the closing of the merger, we are entitled to 100% of Freedom’s capital interest in Freedom International Brokerage and we assume 100% of Freedom’s cumulative profits. As of March 31, 2008, the investment in Freedom International Brokerage was $9.9 million. We also entered into the Freedom services agreements with Freedom International Brokerage.

Other Agreements

Services Agreements

Under the JSA, the Freedom services agreements and CO2e services agreement, eSpeed owned and operated the electronic trading systems and was responsible for providing electronic brokerage services, and Cantor and BGC Partners, Freedom and CO2e provided or provides voice-assisted brokerage services, clearance, settlement and other fulfillment and related services, such as credit and risk management services, oversight of customer suitability and regulatory compliance, sales positioning of products and other services customary to brokerage operations. Pursuant to the terms of the merger agreement, the JSA and the CO2e services agreement terminated upon the completion of the merger. A description of the revenue sharing arrangements under these agreements that are or were in existence is or was as set forth below.

Revenue Sharing Arrangements

Under the JSA, as well as under the CO2e services agreement and the Freedom services agreements, eSpeed owned and operated the electronic trading systems and was responsible for providing electronic brokerage services, and BGC Partners, Freedom and CO2e provided or provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of customer suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, for fully electronic transactions in U.S. Treasuries, eSpeed received 65% of the transaction revenues and Cantor, BGC Partners or Freedom received 35% of the transaction revenues. From July 1, 2006, the 65%/35% revenue share between eSpeed and Freedom was paid on net transaction revenues, which were calculated after deductions of all electronic business-related broker commission payments (up to a 45% broker payout).

With respect to other fully electronic transactions, the following provisions were applicable:

•

With respect to foreign exchange transactions, the 65%/35% revenue share between eSpeed and Cantor was paid after the payment of any revenue share amount to certain participants on the foreign exchange market, which we refer to as the “foreign exchange” or “forex” market platform, and after payment of fees relating to clearance, settlement and fulfillment services provided by Cantor. Such clearing and settlement fees were shared 65%/35% in the event that the average cost of such services exceeded the average costs associated with clearing and settling cash transactions in U.S. Treasuries.

•

eSpeed had agreed to divide revenues with Cantor with respect to European government bonds traded electronically as follows: (1) the first $1.5 million of gross revenues from European government bonds traded electronically was shared 65% to eSpeed and 35% to Cantor, (2) from July 1, 2005 through June 30, 2009, net revenues for European government bonds derived from gross revenues in excess of $1.5 million was shared 50% to eSpeed and 50% to Cantor and (3) after June 30,2009, net revenues from European government bonds derived from gross revenues in excess of $1.5 million were to be then shared 65% to eSpeed and 35% to Cantor. Net revenues were calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses were not to exceed 50% of European government bonds electronic revenues.

•

eSpeed had agreed to divide revenues between it and Cantor with respect to all products other than benchmark U.S. Treasury securities, spot foreign exchange or European government bonds that would become electronically traded in the future (or until earlier termination upon completion of the merger) as follows: eSpeed received no less than 50% of the net revenues for such products for a period of four years from the date a customer entered an order on the eSpeed system for such products, or four years from the date of the amendment in the case of products which were then-currently voice- assisted for BGC Partners customers. At the end of such four-year period, the revenue share would have reverted to a payment to eSpeed of 65% of the net revenues for such products. Net revenues were calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses were not to exceed 50% of such electronic revenues.

•

With respect to the equity order routing business conducted for Cantor, eSpeed and Cantor each had traditionally received 50% of the revenues, after deduction of specified marketing, sales and other costs and fees. In addition, any eSpeed equity order routing business that was not conducted for Cantor was treated as a fully electronic transaction in which eSpeed would receive 65% of the revenues of any such business and Cantor would receive 35% of such revenues.

•	CO2e shared with eSpeed 50% of the fully electronic revenues. With respect to (1) certain network access facilities services agreements and (2) other circumstances in which Cantor referred network access facility services business to eSpeed, 60% of net revenues from such business was paid to Cantor and 40% of such revenues was paid to eSpeed. This revenue sharing arrangement was made after deduction of all sales commissions, marketing, helpdesk, clearing and direct third-party costs, including circuits and maintenance.

•

With respect to private labeling of the eSpeed system to Cantor parties, the net revenues between eSpeed and Cantor with respect to such privately labeled businesses were shared 50% to eSpeed and 50% to Cantor for a period of four years from the date such customer had begun trading. Thereafter, net revenues were shared 65% to eSpeed and 35% to Cantor. Net revenues were calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses were not to exceed 50% of such electronic revenues.

•

eSpeed was authorized to pay directly to BGC Partners brokers up to 10% of gross revenues on increased electronic trading on the eSpeed system by customers of such brokers in certain products. These payments were intended to provide incentive to voice brokers to encourage additional electronic trading on the eSpeed system by their customers and was solely in the discretion of our management. In addition, BGC Partners was authorized to pay directly to eSpeed sales personnel, or to eSpeed or its affiliates, discretionary payments of commissions generated by eSpeed sales personnel. These payments were intended to provide incentive to eSpeed sales personnel to encourage additional voice brokered and hybrid trading.

Effective October 1, 2005, eSpeed had amended its arrangement with Cantor with respect to Cantor’s gaming businesses to allow the Cantor parties to provide their own gaming development services. With that, former eSpeed technical personnel who had been primarily engaged in providing gaming development services for Cantor’s gaming businesses were hired directly by Cantor. Consequently, the payment provisions in the JSA were amended to provide eSpeed with a 12.5% share of the gaming transaction revenues. In exchange for such revenues share, eSpeed provided to Cantor all gaming-related ancillary IT services consistent with the ancillary information technology services as were then-currently provided by eSpeed, and all reasonable replacement ancillary information technology. Further, Cantor had reimbursed eSpeed for 100% of all direct costs expended by eSpeed for additional items requested by Cantor, in writing, which were solely dedicated to Cantor’s gaming business. eSpeed also provided to Cantor access to its business and property, including property, technology, software and hardware in order to engage in development with respect to Cantor’s gaming business.

In December 2005, eSpeed entered into an agreement with BGC Partners to provide the technology and support for the first integrated voice and electronic U.S. dollar repo trading platform for the primary dealer community. eSpeed and BGC Partners had split gross revenues generated by the new platform 50%/50% after a deduction of total broker compensation associated with the extra commission paid to BGC Partner’s brokers up to a cap of 50% of gross revenues.

In July 2006, eSpeed and Cantor entered into an agreement whereby eSpeed provided its ECCO products to Cantor free of charge until December 31, 2007, and eSpeed provided to Cantor new features and customized development work that it requested in writing with respect to its ECCO product and Cantor paid eSpeed for the cost of the development of those new features. Additionally, eSpeed was authorized to enter into an agreement with Cantor to provide a commission for third-party sales by a Cantor or BGC Partners salesperson equal to the equivalent amount that would be paid if the salesperson was a salesperson of eSpeed.

In general, for voice-assisted brokerage transactions, eSpeed received 7% of the transaction revenues, in the case of BGC Partners transactions, and received 35% of the transaction revenues, in the case of Freedom transactions. For CO2e, eSpeed received 20% of the transaction revenues. For screen-assisted open outcry brokerage transactions, eSpeed received 2.5% of the transaction revenues in the case of BGC Partners transactions, and on behalf of CO2e, eSpeed received 20% of the transaction revenues. In addition, until completion of the merger, BGC Partners was authorized to pay commissions to eSpeed sales personnel which complete voice-assisted transactions or to an eSpeed entity for the benefit of such persons.

Under various services agreements, eSpeed agreed to provide Cantor, BGC Partners, Freedom and CO2e technology support services, including systems administration, internal network support, support and procurement for desktops of end-user equipment, operations and disaster recovery services, voice and data communications, support and development of systems for clearance and settlement services, systems support for brokers, electronic applications systems and network support, and provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, eSpeed charged Cantor, BGC Partners and Freedom the actual direct and indirect costs, including overhead, of providing such services and received payment on a monthly basis. These services were provided to CO2e and to Cantor with respect to its gaming business at no additional cost other than the revenue sharing arrangement set forth above. Also, in connection with Cantor’s gaming business, eSpeed had agreed to provide additional items such as hardware, machinery, personnel, communications lines and similar dedicated items to Cantor at its written request in exchange for payment by Cantor of all of the direct costs for such items.

Under the terms of the JSA, eSpeed had agreed with Cantor to certain arrangements, including commission structures, pursuant to which Cantor and its affiliates participated in certain eSpeed marketplaces by posting quotations for their accounts and by acting as principal on trades. Such activity was intended, among other things, to assist these parties in managing their proprietary positions, and to facilitate transactions, add liquidity, increase commissions and attract additional order flow to the eSpeed system and revenues to both eSpeed and Cantor and its affiliates.

Non-Competition and Market Opportunity Provisions

The JSA imposed performance obligations on eSpeed and restricted its ability to compete with Cantor and Cantor’s ability to compete with it in markets that it and Cantor traditionally operated. eSpeed and Cantor agreed to exclude the TradeSpark and Freedom marketplaces from the provisions of the JSA in order to enable eSpeed to enter into separate agreements in connection with these marketplaces.

As noted above, the JSA terminated upon the completion of the merger. In addition, for a description of the corporate opportunity provisions of the Combined Company certificate of incorporation, please see “—Potential Conflicts of Interest and Competition with Cantor.”

Software Solutions Services

eSpeed provided to Cantor, BGC Partners, Freedom and CO2e, Software Solutions services, including (1) systems administration; (2) internal network support; (3) support and procurement for desktops of end-user equipment; (4) operations and disaster recovery services; (5) voice and data communications; (6) support and development of systems for clearance, settlement and other fulfillment services; (7) systems support for brokers; (8) electronic applications systems and network support and development; and (9) provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, eSpeed charged Cantor, BGC Partners and Freedom the actual direct and indirect costs, including overhead costs, that it incurred in performing these services. These services were provided to CO2e and to Cantor with respect to its gaming business at no additional cost other than the revenue sharing arrangement set forth above. With respect to Cantor’s gaming business, eSpeed had agreed to provide additional items such as hardware, machinery, personnel, communications lines and similar dedicated items to Cantor at its request in exchange for payment by Cantor of all of the direct costs for such items.

In connection with the merger, these arrangements with BGC Partners and CO2e were terminated.

Intellectual Property

Cantor had granted eSpeed a license covering Cantor’s patents and patent applications that related to the eSpeed system. The license was perpetual, irrevocable, worldwide and royalty- free and was exclusive, except in the event that (1) eSpeed was unwilling to provide to Cantor any requested services covered by the patents with respect to a marketplace and Cantor elected not to require eSpeed to do so, or eSpeed was unable to provide such services, or (2) eSpeed did not exercise its right of first refusal to provide to Cantor electronic brokerage services with respect to a marketplace, in which event, Cantor had a limited right to use the patents and patent applications solely in connection with the operation of that marketplace. Cantor cooperated with eSpeed, at its expense, in any attempt by eSpeed to prevent any third-party infringement of eSpeed’s patent rights under the license. Cantor had also granted to eSpeed a non-exclusive, perpetual, irrevocable, worldwide, royalty-free right and license to use the service marks “Cantor Exchange®,” “Interactive Matching® ,” “MOLESM” and “CX®.”

At the completion of the merger, the above mentioned licenses were terminated. Pursuant to the separation agreement, Cantor granted to BGC Partners a license in intellectual property that the Combined Company assumed in the merger. In addition, all intellectual property primarily related to the BGC businesses was transferred to BGC Partners pursuant to the separation agreement.

Tower Bridge

Currently, the principal activities of one of BGC Partners’ U.K. subsidiaries, Tower Bridge, is the provision of administrative and corporate services in Europe and Asia to BGC Partners and its direct and indirect, current and future, subsidiaries and to Cantor and its direct and indirect, current and future, subsidiaries. Tower Bridge is not regulated by the FSA, and, therefore, this assists the Combined Company in maximizing the efficiency of its regulatory capital usage in the United Kingdom.

Tower Bridge is a U.K. limited partnership, which is owned 52% by the Combined Company and 48% by Cantor. The right to share in profits and losses and receive distributions from Tower Bridge is divided between the Combined Company (and on behalf of its nominated entities) and Cantor (and on behalf of its nominated entities) based on these ownership interests.

The transfer to Tower Bridge is taking place in one or more phases. On December 31, 2006, BGC Partners completed the first phase by creating Tower Bridge and transferring the services businesses from one of BGC Partners’ U.K. subsidiaries to Tower Bridge for $4.5 million. The transferred services businesses included the support services that had been provided by such subsidiary at that time to the operating and regulated companies and partnerships owned and controlled by Cantor (including BGC Partners) and other entities where applicable, including administration and benefits services, employee benefits services, human resources and payroll services, financial services, financial operations services (including such subsidiary’s back office employees engaged mainly or wholly in the services businesses at that time) and the goodwill of such subsidiary in connection therewith but excluding related debts and liabilities. The transferred services business did not include any real property leased or licensed by such subsidiary or other assets held by such subsidiary (including leasehold improvements and computer assets). In subsequent phases (and subject to necessary third-party consents), on as yet unspecified dates, the Combined Company intends to transfer building leases, leasehold improvements and other fixed assets (for example, computer equipment). It is intended that the transfer take place on as neutral a basis as possible from tax and other cost perspectives. This may not be achievable and, therefore, the subsidiary might incur taxes and other costs, including capital gains tax and stamp duty land tax.

Tower Bridge provides these services to Cantor pursuant to the Tower Bridge administrative services agreement that Cantor entered into in connection with the separation. See “—Administrative Services Agreements.” Tower Bridge charges each recipient of services for actual costs incurred for services provided plus a mark-up (if any), as the parties may agree from time to time. Each recipient of services remains responsible for its own regulatory and other compliance functions.

Additional Previous Transactions

On June 5, 2000, each of Williams Energy Marketing & Trading, which we refer to as “Williams,” and Dynegy Inc., which we refer to as “Dynegy,” purchased a unit consisting of (a) 789,071 shares of our Class A common stock and (b) warrants exercisable for the purchase of up to 666,666 shares of our Class A common stock, for an aggregate purchase price for the unit of $25.0 million. The warrants have a per share exercise price of $35.20 and a 10-year term, and all of the warrants are currently exercisable. At such time as Williams and Dynegy (or their permitted affiliate assignees) have made an aggregate equity investment in us of an amount equal to at least $100.0 million, valued on a cost basis (and for so long as such parties maintain ownership of equity securities having such cost basis), Cantor is obligated to use its best efforts to cause one designee jointly selected by Williams and Dynegy to be nominated to our board of directors and to vote its shares of common equity in favor of such designee. In addition, we have provided Williams and Dynegy with piggyback registration rights for the Class A common stock underlying the warrants.

We have a 15% investment in EIP Holdings, LLC, which we refer to as “EIP Holdings,” which in turn has a 99.5% investment in TradeSpark, L.P., which we refer to as “TradeSpark,” a voice brokerage business in certain energy products. The business of TradeSpark has been wound up. Cantor has an 85% investment in EIP Holdings.

In connection with a transaction fee agreement dated August 21, 2002 that Cantor entered into with UBS AG and certain named affiliates, which we collectively refer to as “UBS,” we issued to UBS a warrant to purchase 300,000 shares of our Class A common stock which has been exercised with respect to 125,000 shares. The warrant has a term of 10 years and has an exercise price equal to $8.75, the market value of the underlying Class A common stock on the date of issuance. The warrant to purchase the remaining 175,000 is fully vested and non-forfeitable, and is exercisable nine years and six months after issuance. In addition, we have provided UBS with piggyback registration rights for the Class A common stock underlying the warrants.

On July 30, 2001, we entered into an agreement to form a business partner relationship with Deutsche Bank AG, which we refer to as “Deutsche Bank,” whereby Deutsche Bank agreed to channel its electronic market-making engines and liquidity for specified European fixed income products through our electronic trading platform. In connection with the agreement, Deutsche Bank purchased 750 shares of our Series C Redeemable Convertible Preferred Stock, which we refer to as “Series C Preferred,” at its par value of $0.01 per share. Each share of the Series C Preferred was convertible at the option of Deutsche Bank into 10 shares of the Company’s Class A common stock at any time during the five years ended July 31, 2006. At the end of each year of the five-year agreement in which Deutsche Bank fulfilled its liquidity and market-making obligations for specified products, 150 shares of Series C Preferred would automatically convert into warrants to purchase 150,000 shares of our Class A common stock at an exercise price of $14.79 per share. At the end of the five-year period, to the extent that Deutsche Bank had not fulfilled its obligations under the agreement and Series C Preferred shares remained outstanding, we had the option to redeem each share of the Series C Preferred outstanding in exchange for 10 shares of our Class A common stock. Deutsche Bank was deemed to have fulfilled its obligations under the agreement for the 12 months ended July 30, 2002, and, accordingly, a warrant to purchase 150,000 shares of our Class A common stock was issued by us. We informed Deutsche Bank that it was not in compliance with the agreement for the 12 months ended July 30, 2003, and a warrant was not issued for such period. Based on certain communications and Deutsche Bank’s inactivity with regards to this arrangement, we have further notified Deutsche Bank that we believe Deutsche Bank has terminated its right to receive warrants under the agreement for the remaining commitment periods. On March 17, 2008, the Company redeemed any and all outstanding shares of its Series C Redeemable Convertible Preferred Stock by issuing to Deutsche Bank AG 6,000 shares of its Class A common stock. In addition, we have provided Deutsche Bank with piggyback registration rights.

Indemnification by Cantor

Although we do not expect to incur any losses with respect to pending lawsuits or supplemental allegations relating to Cantor and Cantor’s limited partnership agreement, in connection with our initial public offering, Cantor agreed to indemnify us with respect to any liabilities it incurs as a result of such lawsuits or allegations.

Other Transactions

We enter into reverse repurchase agreements with Cantor as short-term investments as part of our overall cash management strategy. These reverse repurchase agreements generally mature on a next-day basis. Interest rates for the reverse repurchase agreements are reset daily at approximate market rates, which are based on the Fed Funds Rate and the quality of the underlying collateral. It is our and Cantor’s policy to obtain collateral, which is valued daily, with a market rate equal to or in excess of the principal amount loaned under these reverse repurchase agreements. As an alternative to our ongoing policy of investing its cash in reverse repurchase agreements with Cantor, on July 26, 2007 we entered into a secured promissory note and pledge agreement, which we refer to as the “secured loan,” with Cantor in which we agreed to lend Cantor up to $100.0 million on a secured basis from time to time, which we refer to as the “secured loan amount.” The secured loan is guaranteed by a pledge of our Class A or Class B common stock owned by Cantor equal to 125% of the outstanding secured loan amount, as determined on a next-day basis. The secured loan bears interest at the market rate for equity repurchase agreements plus 0.25% and is payable on demand. As of March 31, 2008, the reverse repurchase agreements between us and Cantor totaled $361.7 million, and the secured loan had an outstanding balance of $0 million.

Cantor has granted certain of our employees, including Mr. Saltzman, our former Chief Operating Officer, awards of partnership units in Cantor with a notional value of $1.1 million. Such partnership units entitle the employee to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination provided that the employee has not engaged in any competitive activity with us or our affiliates prior to the date each payment is due. Mr. Saltzman’s entitlement to such post-termination payments vested in six equal annual installments beginning July 1, 2007, provided that, as of each such anniversary date, Mr. Saltzman was still employed by us or one of our affiliates and had not breached this agreement. Mr. Saltzman terminated his employment on January 23, 2008. The other Cantor partnership units held by Mr. Saltzman were fully vested on date of grant.

In February 2006, in conjunction with Cantor’s acquisition of IDT Horizon GT, Inc., which we refer to as “Horizon,” we entered into a software license agreement, which we refer to as the “Horizon License,” with Horizon, pursuant to which Horizon granted us a perpetual, fully paid-up, non-transferable (except to our affiliates) license of Horizon’s GovREPO software, a multi-currency, multi-entity, multi-portfolio, collateral management and trading system for fixed income securities. Management has estimated the fair value of the Horizon License at $1.5 million. The Horizon License permits us to use the software worldwide in connection with the processing of trades in our product offerings, provided that the software may not be used for the processing of the business of any other person, firm or entity. The Horizon License provides that, in the event Cantor sells the Horizon business, it will pay us an amount equal to 23% of the total consideration received in connection with such sale, up to a maximum of $1.5 million. In consideration for the Horizon License and support services to be provided under the Horizon License, we issued to Horizon a warrant to acquire 312,937 shares of Class A common stock, which warrant was not transferred to Cantor. The warrant has a five-year term and is immediately exercisable at an exercise price equal of $8.87 per share.

On August 10, 2006, we entered into a Sponsored Research Agreement with a researcher and a U.S. university in which we agreed to pay $100,000 per year for five years in exchange for research and certain patent rights. In October 2006, we agreed with Cantor and BGC Partners OldCo that they would pay 75% of all payments made by us in connection with the Sponsored Research Agreement, and that to the extent, if any, that we make any charitable contributions to the university, Cantor and BGC Partners OldCo would make a proportional charitable contribution. In exchange for this agreement, we retain a non-exclusive license to all patents and patent applications resulting from the Sponsored Research Agreement within the field of fully electronic financial services, we have a license to the patents and patent applications in all financial services fields other than fully electronic, and Cantor has patent rights to all other patents and patent applications. We further agreed that, in the event that we or Cantor grants a license to such technology in the field of fully electronic financial services, we and Cantor will each receive 50% of all revenues from any such license.

Effective as of April 1, 2008, we were authorized to enter into an employee lease agreement with Cantor Fitzgerald Securities, pursuant to which certain employees of Cantor Fitzgerald Securities, will be deemed “leased employees” of BGC Partners, who will have the powers and rights of a common law employer of such employees.

In April 2008, we were authorized to enter into an indemnity agreement with Cantor with respect to the guarantee by Cantor of any liabilities associated with our application for a brokering license in China.

Potential Conflicts of Interest and Competition with Cantor

Various conflicts of interest between us and Cantor may arise in the future in a number of areas relating to our past and ongoing relationships, including potential acquisitions of businesses or properties, the election of new directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, service arrangements, issuances of capital stock, sales or distributions of shares of our common stock and the exercise by Cantor of control over our management and affairs.

Cantor will continue to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions, as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. Cantor’s voting power may also have the effect of delaying or preventing a change of control of the Company. This control will also be exercised because:

•

Cantor is, in turn, controlled by CFGM, its managing general partner, and, ultimately, by Mr. Lutnick, who serves as our Co-Chief Executive Officer and Chairman. Mr. Lutnick is also the Chairman of the Board and Chief Executive Officer of Cantor and the President and controlling stockholder of CFGM;

•

Mr. Amaitis, who serves as our Co-Chief Executive Officer and a member of our board of directors, is also the President and Chief Executive Officer of Cantor Index Limited and holds positions at various gaming affiliates of Cantor; and

•	Mr. Merkel, who serves as our Executive Vice President, General Counsel and Secretary, is employed as Executive Managing Director, General Counsel and Secretary of Cantor.

Messrs. Lutnick and Merkel have holdings in Cantor through partnership unit ownership, including distribution rights.

The service of officers or partners of Cantor as our executive officers and directors, and those persons’ ownership interests in and payments from Cantor, and its affiliates, could create conflicts of interest when we and those directors or officers are faced with decisions that could have different implications for Cantor and us. In addition, although in connection with the separation Cantor redeemed all of the Cantor limited partnership interests held by founding partners for BGC Holdings limited partnership interests and distribution rights, Messrs. Lutnick and Merkel continue to hold Cantor limited partnership and other interests in Cantor and its affiliates, including distribution rights, and were not redeemed for BGC Holdings limited partnership interests in connection with the separation or the merger.

It is also expected that Cantor will manage its ownership of our company so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in us above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of common stock or securities convertible or exchangeable into shares of common stock that would dilute the voting power in us of the holders of BGC Holdings exchangeable limited partnership interests.

Conflicts of interest may arise between us and Cantor in a number of areas relating to our past and ongoing relationships, including:

•	potential acquisitions and dispositions of businesses;

•	our issuance or disposition of securities;

•	the election of new or additional directors to our board of directors;

•

the payment of dividends by us (if any), distribution of profits by BGC U.S., BGC Global and/or BGC Holdings and repurchases of shares of our common stock or purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor or our executive officers;

•	business operations or business opportunities of us and Cantor that would compete with the other party’s business opportunities, including brokerage and financial services by us and Cantor;

•	labor, tax, employee benefits, indemnification and other matters arising from the separation or the merger;

•	intellectual property matters;

•	business combinations involving us;

•	the terms of the merger agreement, the separation agreement and the related agreements we entered into in connection with the separation and merger;

•	conflicts between our agency trading for primary and secondary bond sales and Cantor’s investment banking bond origination business;

•	competition between our and Cantor’s other equity derivatives and cash equity inter-dealer brokerage businesses; and

•	the nature, quality and pricing of administrative services to be provided by Cantor and/or Tower Bridge.

In addition, Cantor has from time to time in the past considered possible strategic realignments of the business relationships that exist between and among Cantor and the businesses comprising the Company and may do so in the future. Any future related-party transactions or arrangements between us and Cantor, until Cantor ceases to hold 5% of our voting power, are subject to the prior approval by a majority of our independent directors, but generally will not otherwise require the separate approval of our stockholders, and if such approval were required, Cantor would retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders.

Agreements and other arrangements with Cantor, including the separation agreement, may be amended upon agreement of the parties to those agreements and approval of our audit committee. During the time that we are controlled by Cantor, Cantor may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. As a result, the prices charged to or by us for services provided under agreements with Cantor may be higher or lower than prices that may be charged to or by third parties, and the terms of these agreements may be more or less favorable to us than those that we could have negotiated with third parties.

In order to address potential conflicts of interest between us and Cantor and our representatives, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve Cantor and its representatives, and our powers, rights, duties and liabilities in connection with our relationship with Cantor and its affiliates, officers, directors, general partners or employees and representatives.

Our certificate of incorporation provides that no Cantor Company (as defined below) or any of the representatives (as defined below) of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders. To the extent that any representative of a Cantor Company also serves as our director or officer, such person will owe fiduciary duties to us in his or her capacity as our director or officer. In addition, none of any Cantor Company or any of their representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us, or doing business with any of our clients or customers.

If a third party presents a corporate opportunity (as defined below) to a person who is a representative of us and a representative of a Cantor Company, expressly and solely in such person’s capacity as a representative of us, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that person has to us;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to the corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached such person’s duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of us and a representative of a Cantor Company and, expressly and solely in such person’s capacity as a representative of us, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to such corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached a duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom.

For purposes of the above:

•	”Cantor Company“ means Cantor and any of its affiliates (other than, if applicable, the Company and its affiliates);

•	“representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person; and

•

“corporate opportunity” means any business opportunity that we are financially able to undertake that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Cantor or their respective representatives will be brought into conflict with our self-interest.

Leases

See “Business—Properties.”

Certain Acquisitions and Dispositions of Interests in our Capital Stock by Cantor

Our board of directors has determined that Cantor is a “deputized” director of the Company for purposes of Rule 16b-3 under the Exchange Act with respect to the transactions contemplated by the separation and the merger. Rule 16b-3 exempts from the short-swing profits liability provisions of Section 16(b) of the Exchange Act certain transactions in an issuer’s securities between the issuer or its majority-owned subsidiaries and its officers and directors if, among other things, the transaction is approved in advance by the issuer’s board of directors or a disinterested committee of the issuer’s board of directors. The Rule 16b-3 exemption extends to any such transactions by an entity beneficially owning more than 10% of a class of an issuer’s equity securities if the entity is a “deputized” director because it has a representative on the issuer’s board of directors. Our board of directors’ intent in determining that Cantor is a “deputized” director is that Cantor’s acquisitions or dispositions of shares of our common stock or interests in our common stock from or to us or their respective majority-owned subsidiaries will be eligible for the Rule 16b-3 exemption from the short-swing profits liability provisions of Section 16(b) of the Exchange Act.

Repurchases and Purchases

Our board of directors and our audit committee have authorized repurchases of our common stock and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries of up to $58 million as part of our dividend policy (see “Price Range and Dividend Policy of Our Common Stock”), including those held by Cantor or our executive officers, at the volume weighted average price, to the extent available, of such securities on the date on which such purchase or repurchase is made, all of which is currently available.

Repayment of Existing Loans and Required Capital Contributions

Following the separation, but prior to the merger, certain limited partners of Cantor and certain founding partners sold to Cantor for cash all or a portion of the distribution rights and/or BGC Holdings founding partner interests held by such persons, or, in the case of Mr. Lee Amaitis, his limited partnership interests in Cantor were redeemed by Cantor for cash. Specifically, in connection with the separation and prior to the merger, Messrs. Amaitis, Lynn and Merkel, as well as two other individuals who are employed by us or one or more of our affiliates, used some of the proceeds that they received in respect of the purchases of distribution rights and/or BGC Holdings founding partner interests and/or redemption of their Cantor limited partnership interests to repay certain loans made or guaranteed by Cantor for repayment of borrowings to their applicable lenders or for payment of required capital contributions, for the substantial majority of which Cantor was the lender, or in the case of capital contributions, the recipient, and the remainder of which were guaranteed by Cantor. With respect to Mr. Amaitis, he funded the loan repayment using the cash or other property that he received from Cantor in connection with the redemption of a portion of his Cantor limited partnership interests. With respect to the other individuals, they funded the loan repayment using the BGC Holdings limited partnership interests and/or distribution rights provided to them in connection with the redemption of their Cantor limited partnership interests in connection with the separation. Specifically, such individuals sold some of their BGC Holdings limited partnership interests and/or distribution rights to Cantor based on the closing price of eSpeed Class A common stock on the date of closing of the merger, which price was $11.75 per share.

With respect to the distribution rights that Cantor acquired, Cantor immediately sold the BGC Partners units underlying such distribution rights to BGC Partners OldCo for the same price per unit that it paid to the individuals for the distribution rights, which price was $11.75 per share. Cantor then immediately exchanged the BGC Holdings limited partnership interests that it purchased for BGC Partners units on a one-for-one basis and sold such units to BGC Partners for the same price per unit that it paid to individuals for their BGC Holdings limited partnership interests. The right to the proceeds, net of applicable taxes, was assigned in connection with the merger by these individuals for repayment of borrowings to their applicable lenders or for payment of required capital contributions prior to the merger, for the substantial majority of which Cantor was the lender, or in the case of capital contributions, the recipient, and the remainder of which were guaranteed by Cantor in the amount of, including accrued interest, $46,282,680 for Mr. Amaitis, $8,095,534 for Mr. Lynn, $466,397 for Mr. Merkel, $2,935,730 for one of the other individuals who is employed by the Company or one of its affiliates, and $329,354 for the other individual who is employed by the Company or one of its affiliates, respectively. Following these transactions repayments, Messrs. Amaitis and Lynn held 3,160,215 and 2,515,898 founding partner interests respectively; and Messrs. Lutnick, Merkel and West did not hold any founding partner interests. Messrs. Lutnick, Amaitis and Merkel also held distribution rights to receive from Cantor, over time, 7,742,325 shares, 412,043 shares and 235,683 shares respectively, of our common stock. Messrs. Lynn and West did not hold any distribution rights. In addition, CFGM, the managing general partner of Cantor, KBCR, a general partner of Cantor, LFA, a limited liability company whose members include Mr. Lutnick’s wife, and the Trust hold distribution rights to receive from Cantor, over time, 2,050,197 shares, 2,048,000 shares, 171,842 shares and 1,610,182 shares, respectively, of the Combined Company’s Common Stock. Mr. Lutnick is the President and sole stockholder of CFGM, the managing member of each of KBCR and LFA and has limited powers to remove and replace the trustees of the Trust. Cantor’s exchange of the BGC Holdings limited partnership interests that it acquired from Mr. Lynn, and the other two individuals was an exception to the general restriction on exchanges by Cantor until March 31, 2009, one year after the completion of the separation, other than in an amount of up to 20 million in connection with a broad-based public offering including all shares of BGC Partners Class A common stock received upon such exchange underwritten by a nationally recognized investment banking firm, none of which are intended to be exchanged in connection with this offering.

BGC Partners Restricted Stock Units

Prior to the merger, in the third quarter of 2007, BGC and certain of its subsidiaries entered into agreements with certain of their employees pursuant to which the employees agreed to exchange an aggregate of approximately $7,915,312 of their compensation earned in 2007 for the delivery in 2008 of 990,734 RSUs, which would be issued upon the closing of the merger. These RSUs vest over a two-year period, with 50% vesting on each of the anniversary dates. In addition, in the fourth quarter of 2007, certain employees of BGC and other persons who provide services to the BGC Division were informed that they could expect to receive an aggregate of 169,747 RSUs in lieu of a portion of their discretionary bonus for 2007 having an aggregate estimated value of $1,706,020 and 995,446 RSUs to be considered as part of their total 2008 compensation having an aggregate estimated value of $10,149,802, in each case to be delivered in 2008 and issued upon the closing of the merger. These RSUs vest over a three-year period, with 33.3% vesting on each of the anniversary dates. Aggregate estimated values in each case are determined based on the eSpeed stock price on the date of each award.

These issuances were in addition to the 133,860,000 shares of BGC Partners common stock and rights to acquire common stock issued in the merger and are dilutive to all stockholders.

The shares ultimately issuable pursuant to the RSUs will be shares of BGC Partners Class A common stock issued pursuant to the BGC Partners Long-Term Incentive Plan or similar plan.

Continuing Interests in Cantor

The founding partners and other limited partners of Cantor, including Messrs. Lutnick, Amaitis, Lynn, Merkel and West, received distribution rights in the separation. The distribution rights of founding partners, including Messrs. Amaitis, Lynn and West, entitle the holder to receive a fixed number of shares of the BGC Partners Class A common stock, with one-third of such shares distributable on each of the first, second and third anniversaries of the merger. The distribution rights of the other limited partners in Cantor who did not become founding partners, including Messrs. Lutnick and Merkel, generally entitle the holder to receive a distribution of a fixed number of shares of BGC Partners common stock on April 1, 2017, subject to acceleration in certain circumstances, as follows:

•

with respect to distribution rights received in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, held three years or longer as of the completion of the merger, one-third of the shares underlying the distribution right on each of the 12-, 18- and 24-month anniversaries of April 1, 2008; and

•

with respect to distribution rights received in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, held less than three years as of the completion of the merger, one-fifth of the shares underlying the distribution right on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of April 1, 2008.

In addition, the managing general partner of Cantor will be able to grant earlier distribution of the shares to founding partners and the other limited partners of Cantor. In connection with this offering, Cantor expects to distribute 6,073,355 shares of our Class A common stock to selling stockholders selling shares of our Class A common stock pursuant to this offering. The ownership of these distribution rights and underlying shares of common stock is not dependent upon continued employment with BGC Partners or Cantor, although, in the case of Cantor limited partners that did not become founding partners, the continuing provision of services to Cantor will, in the absence of a breach of the partner obligations, result in accelerated receipt of the shares underlying these distribution rights as described above.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of BGC Partners’ capital stock. BGC Partners’ certificate of incorporation and by-laws are filed as exhibits to the registration statement of which this prospectus is a part.

BGC Partners’ Capital Stock

The following description of the Class A common stock, Class B common stock, preferred stock and the relevant provisions of BGC Partners’ certificate of incorporation and bylaws are summaries thereof and are qualified in their entirety by reference to the certificate of incorporation and bylaws of BGC Partners, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable law. BGC Partners’ certificate of incorporation is an amendment and restatement of the eSpeed certificate of incorporation.

Our authorized capital stock consists of 600 million shares of common stock, consisting of 500 million shares of Class A common stock, par value $0.01 per share, and 100 million shares of Class B common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of May 16, 2008, there were 41,079,037 shares of our Class A common stock outstanding and 31,848,107 shares of our Class B common stock outstanding. The holders of our Class A common stock are generally entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class A common stock to approximately 8.3% of our voting power, and do not have cumulative voting rights. Our Class B common stock entitles Cantor, including CFGM, to ten votes per share on all matters to be voted upon by the stockholders as a group, to 91.7% of the voting power in our company in respect of its Class B common stock, and does not have cumulative voting rights. Cantor and CFGM are the only holder of our Class B common stock. Our Class B common stock generally votes together with our Class A common stock on all matters submitted to the vote of our stockholders.

Each share of Class A common stock is equivalent to a share of Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company board of directors out of funds legally available therefrom. See “Price Range and Dividend Policy of our Common Stock.” In the event of our liquidation, dissolution or winding up, the holders of Class A common stock and holders of Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our certificate of incorporation provides that each share of the Class B common stock is convertible at any time, at the option of the holder, into one share of the Class A common stock. Each share of the Class B common stock will automatically convert into a share of the Class A common stock upon any sale, pledge or other transfer, which we refer to as a “transfer,” whether or not for value, by the initial registered holder, other than any transfer by the initial holder to (1) Cantor, (2) any entity controlled by Cantor or by Mr. Lutnick and (3) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

Any holder of shares of Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge meeting these requirements, the pledged shares will not be converted automatically into shares of the Class A common stock. If the pledged shares of the Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A common stock upon the occurrence of that action. The automatic conversion provisions in our certificate of incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of the Class A common stock.

Shares of the Class A common stock are not subject to any conversion right. None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors will have the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of the DGCL and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors. If the Chairman is unavailable, then any Chief Executive Officer or the holders of a majority of the voting power of our Class B common stock, which is held by Cantor, our controlling stockholder, and CFGM, the managing general partner of Cantor, an entity controlled by our Chairman and Co-Chief Executive Officer, Howard W. Lutnick, may call a special meeting.

In addition, our certificate of incorporation permits us to issue “blank check” preferred stock.

Our bylaws require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws provide that all amendments to such by-laws must be approved by either the holders of a majority of the voting power or by a majority of our board of directors.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time the Class A common stock was traded on the NASDAQ Global Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of Class A common stock held by stockholders.

Corporate Opportunity

Our certificate of incorporation provides that no Cantor Company or any of the representatives of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, the Company or any of its stockholders. To the extent that any representative of a Cantor Company also serves as a director or officer of our company, such person will owe fiduciary duties to us in his or her capacity as a director or officer of our Company. In addition, none of any Cantor Company or any of their representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us and our representatives, or doing business with any of our or our representatives’ clients or customers.

If a third party presents a corporate opportunity to a person who is a representative of us and a representative of a Cantor Company, expressly and solely in such person’s capacity as a representative of ours, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that person has to us;

•

will not be liable to us, any of our stockholders or any of our representatives for breach of fiduciary duty by reason of such person’s action or inaction with respect to the corporate opportunity; and

•

will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and will be deemed not to have breached such person’s duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of us and a representative of a Cantor Company and, expressly and solely in such person’s capacity as a representative of us, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of our company with respect to such corporate opportunity;

•	will not be liable to us, any of our stockholders or its representatives for breach of fiduciary duty by reason of such person’s action or inaction with respect to such corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached a duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom.

Corporate Governance Matters

See “Certain Relationships and Related Transactions—The Merger and the Merger Agreement—Corporate Governance Matters,” “Certain Relationships and Related Transactions—The Merger and the Merger Agreement—Amendment and Waiver” and “Certain Relationships and Related Transactions—Separation Agreement.”

Other Rights

See “Certain Relationships and Related Transactions—Separation Agreement—New BGC Partners.”

Registration Rights

For a description of the registration rights available to Cantor, see “Certain Relationships and Related Transactions—Registration Rights Agreements.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code. Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Class A common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation, which we refer to as an “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our Class A common stock. We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we were or were to become a USRPHC at any time during the applicable period, however, any gain recognized on a sale or other disposition of our Class A common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly trade on an established securities market” (within the meaning of section 897(c)(3) of the Code).

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our Class A common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holders sells or otherwise disposes its shares of our Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc. and Cantor Fitzgerald & Co., have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	10,296,000
Cantor Fitzgerald & Co.	6,435,000
Wachovia Capital Markets, LLC	1,485,000
BMO Capital Markets Corp.	1,188,000
Keefe, Bruyette & Woods, Inc.	396,000
CastleOak Securities, L.P.	200,000

Total	20,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

We and the selling stockholders have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.168 per share under the public offering price. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.

We and/or Cantor, as a selling stockholder, at BGC Partner’s election, have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 3,000,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option shares may be sold by us or Cantor or a combination thereof. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We and/or Cantor, as a selling stockholder, will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are 3.5% of the public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option and assuming the Company sells all of the option shares and Cantor sells none:

	Fee per share	Total Fees
		Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by us	$0.28	$2,800,000	$840,000
Discounts and commissions paid by the selling stockholders	$0.28	$2,800,000	$0

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.1 million.

We, the Opcos, BGC Holdings and the selling stockholders (including Cantor) have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities; provided that the selling stockholders (including Cantor) shall only be liable up to the amount of net proceeds received by such selling stockholder.

Except for any sales of shares of our common stock in connection with this offering or sales by one executive officer directly to BGC Partners, as described herein, each of our executive officers and directors and the selling stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day restricted period, then in each case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, as the case may be, unless the representatives waive, in writing, such extension. Transfers or dispositions can be made during the lock-up period without the consent of the representatives by (i) gift or other estate planning purposes, (ii) a charitable donation or gift, (iii) distribution to partners, members or stockholders or (iv) pledge in connection with a bona fide loan transaction, as applicable, provided that in the case of a transfer or disposition pursuant to (i), (iii) or (iv) above, other than in the case of shares being sold in this offering, the transferee or pledgee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may also make the transfers and dispositions noted above as well as (a) grant options, restricted stock units, REUs, and other awards pursuant to our Long-Term Incentive Plan, our employee stock purchase plan, our incentive bonus compensation plan, the BGC Holdings Participation Plan and our Deferral Plan; (b) issue shares in connection with acquisitions, stock purchases or similar arrangements, where the recipient signs a lock-up agreement; and (c) issue shares pursuant to the exercise of any warrants or options of the Company or the exchange of any BGC Holdings units outstanding on the date of this prospectus. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock from us and/or Cantor, as a selling stockholder, in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The underwriters have represented and agreed that (i) they have not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) they have complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) they have only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

Cantor Fitzgerald & Co. and CastleOak Securities, L.P., our affiliates, will be underwriters of this offering. As a result, this offering will be made pursuant to the applicable provisions of FINRA Conduct Rule 2720. Affiliates of Deutsche Bank Securities Inc. have several credit lines outstanding with affiliates of BGC Partners, Cantor and their subsidiaries. Affiliates of BMO Capital Markets Corp. have several credit lines outstanding with Cantor and its affiliates and an affiliate of BMO Capital Markets Corp. has extended partnership loans to certain partners of Cantor, some of whom may be selling stockholders in this offering and may use the proceeds from this offering to repay their loans. Some of the underwriters, including Cantor Fitzgerald & Co. and CastleOak Securities, L.P., or their affiliates have provided investment banking services to BGC Partners, Cantor and their subsidiaries in the past and/or may do so in the future. They receive customary fees and commissions for these services. In addition, some of the underwriters and their affiliates also receive brokerage services and market data and analytics products from BGC Partners, Cantor and their subsidiaries. In addition, as discussed in “Certain Relationships and Related Party Transactions—Additional Previous Transactions,” on March 17, 2008, we redeemed any and all outstanding shares of our Series C Redeemable Convertible Preferred Stock by issuing to Deutsche Bank AG 6,000 shares of our Class A common stock.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of our shares described in this prospectus may not be made to the public in that relevant member state, except that an offer to the public in that relevant member state of any shares may be made at any time with effect from and including the relevant implementation date under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

In any relevant member state, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of shares in any relevant member state, will be made pursuant to an exemption under the Prospectus Directive, as implemented in that relevant member state, from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer (other than Permitted Public Offers) of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to and is only directed at (i) persons outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties and qualified investors (investisseurs qualifiés) acting for their own account, as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired shares may be made only as provided by Articles L 411-1, L 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Notice to prospective investors in Italy

The offering of shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the “CONSOB”) and, accordingly, the shares may not and will not be offered, sold or delivered, nor may or will copies of this Prospectus or any other documents relating to the shares or the Prospectus, be distributed in Italy, other than to qualified investors (investitori qualificati), as defined (i) in Article 2, paragraph (e)(i) to (iii) of the Prospectus Directive (with the exception of (a) management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and (b) fiduciary companies (società fiduciarie) authorized to manage individual portfolios pursuant to Article 60(4) of the Legislative Decree No. 415 of July 23, 1996, as amended) or (ii) pursuant to another exemption from the requirements of Articles 94 et seq. of Legislative Decree No. 58 of February 24, 1998, as amended (the “Italian Finance Law”) and CONSOB Regulation No. 11971 of May 14, 1999 (“Regulation No. 11971”).

Any offer, sale or delivery of the shares or distribution of copies of the Prospectus, or any other document relating to the shares or the Prospectus, in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be:

•

made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), the Italian Finance Law, Regulation No. 16190, and any other applicable laws and regulations;

•	in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the shares by the CONSOB or the Bank of Italy.

This Prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third-party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its contents.

Article 100-bis of the Italian Finance Act affects the transferability of the shares in the Republic of Italy to the extent that any placing of the shares is made solely with qualified investors and such shares are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placing. Where this occurs, if has not been published a prospectus compliant with the Prospectus Directive, purchasers of shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the shares were purchased, unless an exemption provided for under the Italian Finance Act applies.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospectus Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.

Notice to prospective investors in Luxembourg

The Offered Securities may not be offered to the public in Luxembourg, except that they may be offered in Luxembourg in the following circumstances:

(a)	in the period beginning on the date of publication of a prospectus in relation to those Offered Securities which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to the CSSF, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

(d)	at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the foregoing paragraph, the expression an offer of Offered Securities to the public in relation to any Offered Securities in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Securities to be offered so as to enable an investor to decide to purchase the Offered Securities, as defined in the Law of 10 July 2005 on prospectuses for securities and implementing Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading (the Prospectus Directive), or any variation thereof or amendment thereto.

Notice to prospective investors in Spain

This document is neither approved by nor registered in the administrative registries of the Spanish Comisin Nacional del Mercado de Valores (“CNMV”). The shares may not be offered or sold in Spain or targeted to Spanish resident investors save in compliance with the requirements of the Spanish Securities Markets Act, as amended and restated, from time to time, and decrees, regulations and any further subsequent legislation issued thereunder.

Notice to prospective investors in Switzerland

The shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this document nor any other offering or marketing material relating to us or the shares constitutes a prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations or the Swiss Federal Act on Collective Investment Schemes (CISA), and neither this document nor any other offering material relating to us or the shares may be publicly distributed or otherwise made publicly available in Switzerland. The shares may only be offered, sold or advertised, and the document as well as any other offering or marketing material relating to the shares, may only be distributed by way of private placement to qualified investors within the meaning of article 10 para 3 and 4 CISA and article 6 of the Ordinance on Collective Investment Schemes. We have not authorized by or registered with the Swiss Federal Banking Commission under the CISA. Therefore, investors do not benefit from protection under the CISA or supervision by the Swiss Federal Banking Commission.

Buyer’s Representation

Each person in a relevant member state who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any relevant member state other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, the expression an “offer” in relation to any shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Stephen M. Merkel, our Executive Vice President, General Counsel, and Secretary. Mr. Merkel’s address is c/o BGC Partners, Inc., 499 Park Avenue, New York, New York 10022. Mr. Merkel owns 15,688 shares of our Class A common stock and holds distribution rights to receive from Cantor 235,683 shares of our common stock. Although Mr. Merkel is not a selling stockholder in this offering, he expects to sell to us 175,000 shares of Class A common stock beneficially held by Mr. Merkel immediately after the closing of this offering. See “Use of Proceeds.” Certain legal matters concerning this offering will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, Morgan, Lewis & Bockius LLP and Stuarts Walker Hersant. Certain legal matters concerning this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom, LLP.

EXPERTS

The consolidated financial statements of eSpeed, Inc. and subsidiaries as of December 31, 2007 and 2006 and for the three years in the period ended December 31, 2007 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of BGC Division as of December 31, 2007 and 2006 and for the three years in the period ended December 31, 2007 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the merger of entities under common control and (2) the adoption of SFAS 123R). Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The supplemental consolidated financial statements of BGC Partners, Inc. as of December 31, 2007 and 2006 and for the three years in the period ended December 31, 2007 included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement (which reports express unqualified opinions on the supplemental consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to the adoption of SFAS 123R). Such supplemental consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, in Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus is a part of the registration statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the registration statement. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

We file annual and periodic reports with the SEC. You may read and copy any document we file at the SEC’s public reference room located at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These filings are also available to the public from the SEC’s web site at http://www.sec.gov.

BGC PARTNERS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the management of BGC Partners, Inc.,

We have audited the supplemental consolidated statements of financial condition of BGC Partners, Inc., formerly eSpeed, Inc. (the “Company”), as of December 31, 2007 and 2006, and the related supplemental consolidated statements of operations, cash flows, and changes in stockholders’ and members’ equity for each of the three years in the period ended December 31, 2007. These supplemental financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. The supplemental consolidated financial statements give retroactive effect to the merger of eSpeed, Inc. and BGC Partners, LLC on April 1, 2008, which has been accounted for as a business combination of entities under common control similar to a pooling of interests as described in Note 1 to the supplemental consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the supplemental financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the supplemental financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such supplemental consolidated financial statements present fairly, in all material respects, the financial position of BGC Partners, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, after giving retroactive effect to the merger of eSpeed, Inc. with BGC Partners, LLC as described in Note 1 to the supplemental consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the supplemental consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments to conform to Statement of Financial Accounting Standard No. 123R, Share-Based Payment.

/s/ Deloitte & Touche LLP

New York, New York

April 16, 2008

BGC PARTNERS, INC.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except for per share data)

	December 31,
	2007	2006
Assets
Cash and cash equivalents	$277,299	$130,888
Cash segregated under regulatory requirements	2,683	4,119
Reverse repurchase agreements	148,249	200,055
Loan receivable from related party	65,000	—
Securities owned
Pledged as collateral	31,434	28,234
Unencumbered	301	40,767
Marketable securities	2,353	—
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	221,079	452,925
Accrued commissions receivable	140,887	113,783
Forgivable and other loans receivable from employees and partners	63,304	53,122
Fixed assets, net	137,815	135,557
Investments	12,264	10,513
Goodwill	62,826	67,228
Other intangible assets, net	15,676	16,570
Receivable from related parties	131,811	182,977
Other assets	64,648	60,886

Total assets	$1,377,629	$1,497,624

Liabilities and Stockholders’ and Members’ Equity
Accrued compensation	$85,470	$49,752
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers	270,465	410,834
Securities sold under agreements to repurchase	—	25,313
Long-term debt to related parties	196,818	248,896
Payable to related parties	139,500	115,081
Accounts payable and accrued liabilities	206,847	214,774
Deferred revenue	6,852	8,114

Total liabilities	905,952	1,072,764
Commitments, contingencies and guarantees (Note 19)	—	—
Minority interest	2,352	—
Stockholders’ and members’ equity:
Members’ equity	235,454	171,781
Class A common stock, par value $0.01 per share, 200,000 shares authorized; 36,796 and 36,407 shares issued and outstanding at December 31, 2007 and 2006, respectively	368	364
Class B common stock, par value $0.01 per share, 100,000 shares authorized; 20,498 shares issued and outstanding at December 31, 2007 and 2006, respectively, convertible to Class A common stock	205	205
Additional paid-in capital	313,238	299,682
Treasury stock, at cost: 6,502 shares of Class A common stock at December 31, 2007 and 2006, respectively	(62,597)	(62,597)
Accumulated (deficit)/surplus	(17,282)	15,425
Accumulated other comprehensive loss	(61)	—

Total stockholders’ and members’ equity	469,325	424,860

Total liabilities and stockholders’ and members’ equity	$1,377,629	$1,497,624

The accompanying Notes to Supplemental Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share data)

	Year Ended December 31,
	2007	2006	2005
Revenues:
Commissions	$802,956	$599,486	$446,378
Principal transactions	205,049	134,939	119,586
Fees from related parties	53,809	28,638	15,244
Market data	18,981	17,409	16,283
Software solutions	10,983	16,981	15,534
Interest income	22,968	31,086	15,208
Other revenues	2,895	26,203	5,155

Total revenues	1,117,641	854,742	633,388
Expenses:
Compensation and employee benefits	649,507	560,016	434,862
Occupancy and equipment	115,683	127,254	90,881
Communications	58,335	55,511	45,098
Professional and consulting fees	64,232	55,192	42,646
Fees to related parties	31,886	14,563	6,642
Selling and promotion	55,719	48,663	39,543
Commissions and floor brokerage	22,050	13,065	11,016
Interest expense	26,251	30,069	13,875
Other expenses	51,304	47,617	32,655

Total expenses	1,074,967	951,950	717,218

Income (loss) from continuing operations before income taxes and minority interest	42,674	(97,208)	(83,830)
Minority interest	2,352	—	—
Provision for (benefit from) income taxes	9,320	(1,547)	(9,267)

Income (loss) from continuing operations	31,002	(95,661)	(74,563)
Loss from discontinued operations	—	(646)	(145)
Income tax (provision) benefit from discontinued operations	—	(4)	28
Cumulative effect of a change in accounting principle	—	(10,080)	—

Net income (loss)	$31,002	$(106,391)	$(74,680)

Per share data:
Basic earnings (loss) per share	$0.17	$(0.58)	$(0.40)

Diluted earnings (loss) per share	$0.17	$(0.58)	$(0.40)

Basic weighted average shares of common stock outstanding	184,326	184,074	185,209

Diluted weighted average shares of common stock outstanding	185,482	184,074	185,209

The accompanying Notes to Supplemental Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$31,002	$(106,391)	$(74,680)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	61,127	61,049	53,236
Forgivable loan amortization	34,439	37,158	28,397
Grant units	509	31,357	1,089
Gain on insurance recovery from related parties	—	(3,500)	—
Stock-based compensation	17,521	2,418	2,219
Tax benefit from stock option and warrant exercises	284	305	116
Excess tax benefit from stock-based compensation	(158)	(11)	—
Impairment of long-lived assets	4,757	1,861	2,386
Minority interest	2,352	—	—
Deferred tax provision	(4,970)	(2,380)	(3,210)
Gain on sale of investments	—	—	(1,015)
Deferred compensation plan expense	—	138	250
Recognition of deferred revenue	(5,412)	(7,292)	(2,984)
Other	(287)	(67)	141
Changes in operating assets and liabilities:
Decrease (increase) in cash segregated under regulatory requirements	1,436	(1,741)	1,156
Decrease (increase) in securities purchased under agreements to resell	51,806	(42,570)	32,319
Decrease in securities owned	37,266	447	5,151
Decrease (increase) in receivables from brokers, dealers, clearing organizations, customers and related broker- dealers	231,846	(143,416)	(129,686)
Increase in accrued commissions receivable, net of allowance for doubtful accounts	(27,104)	(19,016)	(15,149)
Decrease (increase) in receivables from related parties	56,567	(49,174)	19,525
Increase in forgivable loans and other receivables from employees	(44,621)	(32,529)	(64,431)
Decrease (increase) in other assets	(1,495)	(13,452)	1,114
Increase (decrease) in accrued compensation	31,127	4,725	(5,060)
(Decrease) increase in securities loaned to related parties	—	(8,201)	8,201
(Decrease) increase in securities sold under agreements to repurchase	(25,313)	20,490	—
(Decrease) increase in payable to brokers, dealers, clearing organizations, customers and related broker- dealers	(140,369)	125,861	109,897
Increase in payables to related parties	19,039	19,522	68,088
Increase in deferred revenue	4,150	3,397	3,676
(Decrease) increase in accounts payable, accrued and other liabilities	(6,197)	65,261	12,574

Net cash provided by (used in) operating activities	329,302	(55,751)	53,320
The accompanying Notes to Supplemental Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	Year Ended December 31,
	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES:
Secured loan to related party	(185,000)	—	—
Payments of secured loan by related party	120,000	—	—
Purchases of fixed assets	(41,437)	(52,094)	(53,959)
Decrease in restricted cash	1,827	—	—
Purchase of investment	(1,363)	—	—
Payments for acquisitions, net of cash acquired	—	(6,714)	(70,863)
Capitalization of software development costs	(21,053)	(17,213)	(18,840)
Capitalization of patent defense and registration costs	(1,504)	(1,270)	(1,837)
Insurance recovery from related parties	—	3,500	—
Proceeds from sale of investments	—	—	5,840
Purchase of marketable securities	(2,414)	—	—
Proceeds from the sale of equities brokerage business to related parties	—	2,556	—

Net cash used in investing activities	(130,944)	(71,235)	(139,659)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	8,098	145,978
Capital withdrawals	—	(1,610)	—
Short-term borrowings	—	—	(59,880)
Short-term repayment	—	(8,470)	—
Long-term borrowings with related parties	57,000	94,578	154,318
Long-term repayments with related parties	(109,078)	—	—
Repurchase of Class A common stock	(373)	(93)	(29,197)
Proceeds from exercises of stock options and warrants	810	1,346	458
Excess tax benefit from stock-based compensation	158	11	—
Cancellation of restricted stock units in satisfaction of withholding tax requirements	(464)	(423)	—

Net cash (used in) provided by financing activities	(51,947)	93,437	211,677
Net increase (decrease) in cash and cash equivalents	146,411	(33,549)	125,338
Cash and cash equivalents at beginning of period	130,888	164,437	39,099

Cash and cash equivalents at end of period	$277,299	$130,888	$164,437

Supplemental cash information:
Contribution of net fixed assets to related party	$1,134	$—	$—

Cash paid during the period for taxes	$7,043	$5,444	$3,117

Cash paid during the period for interest	$26,191	$33,165	$10,680

Deemed dividend to Cantor	$—	$1,500	$—

Contribution of license from Cantor	$—	$1,500	$—

The accompanying Notes to Supplemental Consolidated Financial Statements are an integral part of these financial statements

BGC PARTNERS, INC.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' AND MEMBERS’ EQUITY

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands, except share amounts)

	Members' Equity	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Unamortized expense of stock-based compensation	Treasury Stock	Retained Earnings (Deficit)	Accumulated other comprehensive loss	Total Stockholders' and Members’ Equity
Balance, January 1, 2005	$174,126	$343	$221	$294,115	$(3,080)	$(33,972)	$10,739	—	$442,492
Net loss attributable to members	(76,214)	—	—	—	—	—	—	—	(76,214)
Member contributions	145,978	—	—	—	—	—	—	—	145,978
Distribution on grant units	1,089	—	—	—	—	—	—	—	1,089
Issuance of Class A common stock from exercises of options and warrants 89,852 shares	—	—	—	458	—	—	—	—	458
Tax benefit from stock option and warrant exercises	—	—	—	116	—	—	—	—	116
Amortization of business partner and non-employee securities	—	—	—	—	318	—	—	—	318
Class A common stock for Deferral Plan match	—	—	—	250	—	—	—	—	250
Grant of restricted stock units	—	—	—	1,090	(1,090)	—	—	—	—
Amortization of employee stock based compensation	—	—	—	—	1,901	—	—	—	1,901
Forfeiture of restricted stock units	—	—	—	(217)	217	—	—	—	—
Vesting of restricted stock units, 92,805 shares	—	—	—	(825)	—	825	—	—	—
Shares of common stock used to satisfy tax withholding obligations, 32,766 shares	—	—	—	—	142	(398)	—	—	(256)
Repurchase of Class A common stock, 3,456,275 shares	—	—	—	—	—	(28,941)	—	—	(28,941)
Net income	—	—	—	—	—	—	1,534	—	1,534

Balance, December 31, 2005	$244,979	$343	$221	$294,987	$(1,592)	$(62,486)	$12,273	$—	$488,725

The accompanying Notes to Supplemental Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ AND MEMBERS’ EQUITY—(Continued)

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands, except share amounts)

	Members' Equity	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Unamortized expense of stock-based compensation	Treasury Stock	Retained Earnings (Deficit)	Accumulated other comprehensive loss	Total Stockholders’ and Members’ Equity
Balance, January 1, 2006	$244,979	$343	$221	$294,987	$(1,592)	$(62,486)	$12,273	$—	$488,725
Net loss attributable to members	(111,043)	—	—	—	—	—	—	—	(111,043)
Member contributions	8,098	—	—	—	—	—	—	—	8,098
Member withdrawals deemed dividends	(1,610)	—	—	—	—	—	—	—	(1,610)
Distribution on grant units	3,125	—	—	—	—	—	—	—	3,125
Grant units—impact of SFAS 123R	28,232	—	—	—	—	—	—	—	28,232
Tax benefit from stock option exercises	—	—	—	305	—	—	—	—	305
Issuance of Horizon warrants	—	—	—	3,000	—	—	—	—	3,000
Horizon dividend	—	—	—	—	—	—	(1,500)	—	(1,500)
Conversion of Class B common stock to Class A common stock 1,641,470 shares	—	16	(16)	—	—	—	—	—	—
Issuance of treasury, 38,056 shares	—	—	—	(354)	—	354	—	—	—
Vesting of restricted stock units, 173,377 shares	—	2	—	(2)	—	—	—	—	—
Exercise of employee stock options, 204,911 shares	—	3	—	1,343	—	—	—	—	1,346
Amortization of restricted stock units and stock options	—	—	—	1,954	—	—	—	—	1,954
Reclassification of Unearned Comp upon adoption of FAS 123R	—	—	—	(1,592)	1,592	—	—	—	—
Cancellation of restricted stock units in satisfaction of withholding tax requirements	—	—	—	(423)	—	—	—	—	(423)
Non-cash charge for Cantor partnership units	—	—	—	464	—	—	—	—	464
Repurchase of Class A common stock, 52,239 shares	—	—	—	—	—	(465)	—	—	(465)
Net income	—	—	—	—	—	—	4,652	—	4,652

Balance, December 31, 2006	$171,781	$364	$205	$299,682	$—	$(62,597)	$15,425	$—	$424,860

The accompanying Notes to Supplemental Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ AND MEMBERS’ EQUITY—(Continued)

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands, except share amounts)

	Members' Equity	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Unamortized expense of stock-based compensation	Treasury Stock	Retained Earnings (Deficit)	Accumulated other comprehensive loss	Total Stockholders’ and Members’ Equity
Balance, January 1, 2007	$171,781	$364	$205	$299,682	$—	$(62,597)	$15,425	$—	$424,860
Fin 48 adjustment to beginning retained earnings	—	—	—	—	—	—	(209)	—	(209)

Adjusted Balance, January 1, 2007	171,781	364	205	299,682	—	(62,597)	15,216	—	424,651
Net income attributable to members	63,500	—	—	—	—	—	—	—	63,500
Net loss	—	—	—	—	—	—	(32,498)	—	(32,498)
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(61)	(61)

Total Comprehensive loss									30,941

Distribution on grant units	53	—	—	—	—	—	—	—	53
Grant units—impact of SFAS 123R	456	—	—	—	—	—	—	—	456
Issuance of restricted stock and equity units	—	—	—	—	—	—	—	—	—
Other capital related transactions	(336)	—	—	—	—	—	—	—	(336)
Stock based compensation of employee stock options	—	—	—	10,051	—	—	—	—	10,051
Tax benefit from stock based compensation	—	—	—	284	—	—	—	—	284
Issuance of Class A common stock related to 401K, 15,800 shares	—	—	—	138	—	—	—	—	138
Vesting of restricted stock units, 218,178 shares	—	2	—	(2)	—	—	—	—	—
Exercise of employee stock options 156,320 shares	—	2	—	808	—	—	—	—	810
Amortization of restricted stock units and stock options	—	—	—	2,401	—	—	—	—	2,401
Cancellation of restricted stock units in satisfaction of withholding tax requirements	—	—	—	(468)	—	—	—	—	(468)
Non-cash charge for Cantor partnership units	—	—	—	344	—	—	—	—	344

Balance, December 31, 2007	$235,454	$368	$205	$313,238	$—	$(62,597)	$(17,282)	$(61)	$469,325

The accompanying Notes to Supplemental Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

1. Organization and Basis of Presentation

On March 31, 2008, Cantor contributed the businesses of the BGC Division to BGC Partners, LLC and its subsidiaries. On April 1, 2008, BGC Partners, LLC merged pursuant to the Agreement and Plan of Merger with and into eSpeed, Inc. (“eSpeed”) which was renamed BGC Partners, Inc. (“BGC Partners,” “BGC” or the “Combined Company”). In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of eSpeed, Inc. were issued. Of these shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed hold the same number and class of shares of the eSpeed, Inc. common stock that they held in eSpeed prior to the merger. Also, on April 1, 2008, eSpeed, Inc. changed its name to BGC Partners, Inc. Class A common stock trades on the NASDAQ Global Market under the symbol “BGCP.”

BGC is a global inter-dealer broker specializing in trading financial instruments and related derivative products. BGC Partners provides integrated voice and electronic (“hybrid”) execution and other brokerage services to many of the world’s largest and most creditworthy banks, broker-dealers, investment banks and investment firms for a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments. Through the Combined Company’s eSpeed and BGCantor Market Data brands, BGC Partners also offers financial technology solutions, market data and analytics related to selected financial instruments and markets. BGC Partners’ brokerage services include execution, clearing, processing and other back office services. BGC Partners has offices in New York and London, as well as Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Mexico City, Nyon, Paris, Seoul, Singapore, Sydney, Tokyo and Toronto.

In addition to the BGC Division, the accompanying supplemental consolidated financial statements include the wholly-owned and majority-owned subsidiaries of Cantor that were merged to form BGC Partners for all periods presented. The major subsidiaries include:

•	eSpeed, a leader in developing and deploying electronic marketplaces and related technology that offers traders access to the most liquid, efficient and neutral financial markets in the world;

•

Cantor’s BGCantor Market Data division, which is the source of real-time proprietary pricing and data currently derived through eSpeed and the BGC Division for U.S. and European securities and derivatives;

•	Cantor’s North American futures business, which provides execution services for futures and options contracts on the Chicago Mercantile Exchange (“CME”) and the Chicago Board of Trade (“CBOT”); and

•	Cantor’s investment in Freedom which holds an interest in Freedom International Brokerage, a Canadian broker-dealer.

The accompanying supplemental consolidated financial statements have been presented to reflect the impact of the following changes that took place upon closing of the merger for all periods presented:

•	the Combined Company no longer recognizes revenue, previously recognized by eSpeed, in connection with Cantor’s CO2e and Cantor Index businesses; and certain

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

employees who devoted a substantial portion of their time to Cantor will transfer to Cantor; and

•

the Combined Company recognizes the 35% of eSpeed’s gross revenues previously recognized by Cantor for clearing the North American fully electronic trading business. Cantor previously received this revenue, which we refer to as “fulfillment revenue”, under the Joint Services Agreement that terminated upon closing of the merger.

The merger has been accounted for as a combination of entities under common control. eSpeed was deemed the acquirer and BGC Partners, LLC was deemed the acquiree. According to Statement of Financial Accounting Standard (“SFAS”) No. 141 Business Combinations, since the merger was a transaction between entities under common control, the assets and liabilities of the BGC Division were transferred at historical cost and the results of operations and cash flows have been reflected in the accompanying supplemental consolidated financial statements as if the merger occurred as of the earliest period presented.

The accompanying supplemental consolidated financial statements include allocations of certain services, including occupancy of office space, utilization of fixed assets, accounting and operations services and information technology BGC Partners either provides to or receives from various affiliates, which are included as part of “Fees from related parties” or “Fees to related parties” on the accompanying supplemental consolidated statements of operations. These service allocations may be higher or lower than the amounts that would be charged by third parties if BGC Partners did not provide the services to or obtain the services from Cantor. All allocations and estimates in these supplemental consolidated financial statements were based on assumptions that management believes were reasonable under the circumstances.

The accompanying supplemental consolidated financial statements include the accounts of BGC Partners, its majority- and wholly-owned subsidiaries and all variable interest entities for which BGC Partners is the primary beneficiary. Investments in which BGC Partners does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method.

The accompanying supplemental consolidated financial statements reflect the elimination of intercompany transactions and account balances within BGC Partners or businesses transferred to BGC Partners.

2. Summary of Significant Accounting Policies

Use of Estimates:    The preparation of the accompanying supplemental consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these supplemental consolidated financial statements. Management believes that the estimates utilized in preparing these supplemental consolidated financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in the accompanying supplemental consolidated financial statements.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Revenue Recognition:    BGC Partners derives its revenues primarily through commissions from brokerage services, the spread between the buy and sell prices on matched principal transactions, fees from certain information products, fees for the provision of certain software solutions and fees from related parties.

Commissions:    Commission revenues are derived from agency brokerage transactions, whereby the Combined Company connects buyers and sellers in the over-the-counter (“OTC”) and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade-date basis.

Principal Transactions:    Principal transaction revenues are primarily derived from matched principal transactions, whereby the Combined Company simultaneously agrees to buy securities from one customer and sell them to another customer. A very limited number of trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer’s execution needs for transactions initiated by such customers, or for the purpose of proprietary trading. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade-date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Market Data:    Market data revenues primarily consist of subscription fees and fees from customized one-time sales provided to customers either directly or via third-party vendors. Market data revenues are recognized ratably over the contract term, except for revenues derived from customized one-time sales, which are recognized as services are rendered.

Software Solutions fees:    Pursuant to various services agreements, BGC Partners receives up-front and/or periodic fees for the use of the eSpeed technology platform. Such fees are deferred, and included in the accompanying Supplemental Consolidated Statements of Financial Condition as “Deferred income”, and recognized as revenue ratably over the term of the licensing agreement or over the period in which such fees are earned. The Combined Company also receives fees for its front-end trading software and patent licenses. Such fees are recognized as income ratably over the license period.

Fees from Related Parties:    Fees from related parties primarily consist of allocations for back office services provided to Cantor and its affiliates including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Revenues are recognized as earned on an accrual basis.

Cash and Cash Equivalents:    The Combined Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Regulatory Requirements:    Cash segregated under regulatory requirements represents funds received in connection with customer activities that the Combined Company is obligated to segregate or set aside to comply with regulations mandated by the Financial Services Authority in the U.K. (the “FSA”) that have been promulgated to protect customer assets.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Restricted Cash:    The Combined Company’s restricted cash consists of $2.6 million which has been placed in an escrow account, classified as “Other assets” on the accompanying Supplemental Consolidated Statements of Financial Condition, pending the resolution of a legal matter related to the acquisition of ECCO, LLC.

Securities Purchased under Agreements to Resell:    Securities purchased under agreements to resell (“reverse repurchase agreements”) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Combined Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Combined Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain of the Combined Company’s reverse repurchase agreements are with Cantor (see Note 10, Related Party Transactions, for more information regarding these agreements).

Securities Sold under Agreements to Repurchase:    Securities sold under agreements to repurchase (“repurchase agreements”) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased, including accrued interest. BGC Partners is generally required to provide collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements.

Securities Owned:    Securities owned are comprised of positions held in connection with customer facilitation and liquidity trading. Securities owned are classified as trading and are marked to market daily based on current listed market prices or broker quotes with the resulting gains and losses included in operating income in the current period. Unrealized and realized gains/losses from securities owned in connection with customer facilitation and liquidity trading are included as part of “Principal transactions” on the accompanying Supplemental Consolidated Statements of Operations.

Marketable Securities:    Marketable securities are comprised of securities held for investment purposes and are accounted for in accordance with the provision of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Combined Company has evaluated its investment policies and determined that all of its investment securities are to be classified as available-for-sale and reported at fair value. Unrealized gains and losses are reported as a component of “Other comprehensive income (loss)” on the accompanying Supplemental Consolidated Statement of Financial Condition.

The Combined Company can pledge securities it owns in order to satisfy deposit requirements at various exchanges or clearing organizations, to collateralize secured short-term borrowings to finance inventory positions and to collateralize securities lending arrangements.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers:    Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions which have not settled as of their stated settlement dates, cash held at clearing organizations and exchanges to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations and exchanges. Also included are amounts related to open derivative contracts

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

executed on behalf of BGC Partners customers. A portion of the unsettled principal transactions and open derivative contracts that constitute receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers are with related parties (see Note 10, Related Party Transactions, for more information regarding these receivables and payables).

Accrued Commissions Receivable:    Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts of approximately $1.1 million and $0.8 million as of December 31, 2007 and 2006, respectively. The allowance is based on management’s estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Forgivable Loans and Other Receivables from Employees:    Forgivable loans and other receivables from employees primarily consist of loan contracts between the Combined Company and employees that provide for the return of the loan if employment is terminated prior to the expiration of the contract. The forgivable loans are stated at historical value net of amortization, which is calculated using the straight-line method over the term of the contract, which is generally two or three years. Also included in “Forgivable loans and other receivables” on the accompanying Supplemental Consolidated Statements of Operations are advances on bonuses and salaries and other loan contracts that the Combined Company may, from time to time, execute with employees. The Combined Company expects to fully recover the forgivable loans if employees terminate their employment prior to the expiration of the contract, and expects to fully recover other advances and loans as agreed under the contracts. As such, the Combined Company does not have an allowance related to forgivable loans and other receivables from employees (see Note 10, Related Party Transactions, for more information regarding these loans and other receivables).

Fixed Assets:    Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Internal and external direct costs of developing applications and obtaining software for internal use are capitalized and amortized over three years. Computer equipment is depreciated over three to five years. Leasehold improvements are depreciated over the shorter of their estimated economic useful lives or the remaining lease term. Routine repairs and maintenance are expensed as incurred. When fixed assets are retired or otherwise disposed of, the related gain or loss is included in operating income. The Combined Company has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance in SFAS No. 143, Accounting for Asset Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the long-term composite risk-free interest rate in effect when the liability was initially recognized.

Investments:    The Combined Company’s investments in which it does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. The Combined Company’s supplemental consolidated financial statements include the accounts of the Combined Company and its wholly-owned subsidiaries. The Combined Company’s policy

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, the Combined Company would also consolidate any variable interest entities (“VIEs”) of which it is the primary beneficiary. The Combined Company is currently not the primary beneficiary of any such entities and therefore does not include any VIEs in its consolidated financial statements.

Long-Lived Assets:    The Combined Company periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The Combined Company concluded that there was no impairment of its long-lived assets for the years ended December 31, 2007, 2006 and 2005.

Goodwill and Intangible Assets:    Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite lived intangible assets are no longer amortized, but instead are periodically tested for impairment. BGC Partners reviews goodwill and other indefinite lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. The Combined Company performed impairment evaluations for the years ended December 31, 2007, 2006 and 2005, and concluded that there was no impairment of its goodwill or indefinite lived intangible assets.

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Definite lived intangible assets arising from business acquisitions include customer relationships, internally developed software, covenants not to compete and trademarks. Also included in the definite lived intangible assets are purchased patents. The costs of acquired patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method.

Income Taxes:    The Combined Company accounts for income taxes using the asset and liability method pursuant to SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the supplemental consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of the Combined Company’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in the City of New York. Therefore, the tax liability or benefit related to the partnership’s income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners’ liability or benefit is not reflected in the Combined Company’s supplemental consolidated financial statements. Certain of the operations that will be contributed to the Combined Company by Cantor, including the BGCantor Market Data division and the North American futures business, are part of partnerships that are subject to the UBT.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Therefore the Combined Company has calculated taxes for these operations as if they were organized as partnerships subject to the UBT. The tax related assets, liabilities, provisions or benefits included in the Combined Company’s supplemental consolidated financial statements also reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the Combined Company as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Combined Company’s supplemental consolidated financial condition, results of operations or cash flows (see Note 14, Income Taxes, for more information regarding the impact of adopting FIN 48).

The Combined Company files income tax returns in the United States federal jurisdiction and various state, local and foreign jurisdictions. The Combined Company is no longer subject to United States federal, state, local or non-U.S. income tax examination by tax authorities for the years prior to 2003, 1999 and 2000, respectively.

Stock-Based Compensation:    Prior to January 1, 2006, the Combined Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).

Effective January 1, 2006, the Combined Company adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), using the modified prospective method.

Partnership Units:    Partnership units are accounted for as liability awards and the Combined Company is required to record an expense for the liability awards at fair value each reporting period. The change in fair value of that liability of Cantor is reflected as non-cash stock-based compensation expense in the Combined Company’s Supplemental Consolidated Statement of Operations. In addition, quarterly distributions on such grant units are included in the Combined Company’s compensation expense as a non-cash charge. Under APB 25, the Combined Company did not record compensation expense for the quarterly distribution of net income by Cantor for the grant unit awards. These distributions were recorded as reductions to members’ equity.

Stock Option Programs:    Under the modified prospective method, stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The grant-date fair value of stock-based payments is amortized to expense ratably over the awards’ vesting periods. SFAS 123R also requires that the Combined Company record an expense for the change in the fair value of the liability awards for each reporting period and that the change in fair value be reflected as stock- based compensation expense in the Combined Company’s Supplemental Consolidated

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Statements of Operations. As stock-based compensation expense recognized in the Supplemental Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under SFAS No. 148, Accounting for Stock-Based Compensation—Transition, for the periods prior to 2006, the Combined Company accounted for forfeitures as they occurred. Under APB 25, BGC Partners did not record any expense for stock options granted to employees, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

As a result of adopting SFAS 123R on January 1, 2006, the Combined Company’s income before income taxes and net income for the year ended December 31, 2006 decreased approximately $0.6 million and $0.4 million, respectively, as compared with accounting for stock-based compensation under APB 25. The after-tax impact of stock-based compensation recorded pursuant to SFAS 123R resulted in $0.01 less in basic net income per share and no change in diluted net income per share for the year ended December 31, 2006.

Prior to the adoption of SFAS 123R, the Combined Company’s reported all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the Supplemental Consolidated Statements of Cash Flows. SFAS 123R requires that cash flows resulting from the tax benefits to be realized in excess of the compensation expense recognized in the Supplemental Consolidated Statements of Operations before considering the impact of stock options that expire unexercised or forfeited (the “excess tax benefit”) be classified as financing cash flows. The excess tax benefit of approximately $11,000 currently classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if the Combined Company had not adopted SFAS 123R.

The following table illustrates the effect on net loss and net loss per share if the Combined Company had applied, in its Supplemental Consolidated Statement of Operations, the fair value recognition provisions of SFAS 123 to options granted under the Combined Company’s stock option plan for the year ended December 31, 2005. For purposes of this pro forma disclosure, options granted subsequent to December 31, 2005 are not considered, the value of the options is estimated using a Black-Scholes option-pricing formula and the expense is amortized ratably over the options’ vesting periods (in thousands, except for per share amounts):

Year Ended December 31, 2005
Net loss as reported	$(74,680)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of $4,526 of taxes for the year ended December 31, 2005.	(8,828)

Net loss, pro forma	$(83,508)

Loss per share
Basic—as reported	$(0.40)
Basic—pro forma	$(0.45)
Diluted—as reported	$(0.40)
Diluted—pro forma	$(0.45)

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Foreign Currency Transactions:    The functional currency for the Combined Company’s non-U.S. based operations is the U.S. dollar. Revenues and expenses of the Combined Company’s foreign subsidiaries are remeasured at the average rates of exchange for the period, and assets and liabilities are remeasured at end-of-month rates of exchange. Gains or losses resulting from these foreign currency remeasurements are included as part of “Other revenues” on the accompanying Supplemental Consolidated Statements of Operations.

Derivative Financial Instruments:    Derivative contracts are instruments, such as futures, forwards or swaps contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be listed and traded on an exchange, or they may be privately negotiated contracts, which are often referred to as OTC derivatives. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

The accounting for derivative contracts is established in SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that an entity recognize all derivative contracts as either assets or liabilities in the Supplemental Consolidated Statements of Financial Condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net-by-counterparty basis on the accompanying Supplemental Consolidated Statements of Financial Condition where management believes a legal right of setoff exists under an enforceable netting agreement.

New Accounting Pronouncements:

SFAS No. 157:    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for the Combined Company as of January 1, 2008. The adoption of SFAS No.157 did not have a material impact on the Combined Company’s consolidated financial condition, results of operations or cash flows.

SFAS No. 159:    In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Combined Company as of January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Combined Company’s supplemental consolidated financial condition, results of operations or cash flows.

SFAS No. 141(R):    In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent consideration. SFAS 141(R) is effective for the Combined Company as of January 1, 2009. Early adoption is not permitted. The Combined Company is currently evaluating the potential impact of adopting SFAS 141(R) on its supplemental consolidated financial statements.

SFAS 160:    In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment to ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the supplemental consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the supplemental consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for the Combined Company as of January 1, 2009. Early adoption is not permitted. The Combined Company is currently evaluating the potential impact of adopting SFAS 160 on its supplemental consolidated financial statements.

SAB No 110:    In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 expresses the views of the staff regarding the use of a ‘simplified’ method, as discussed in SAB 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123R. In particular, the staff indicated in Staff Accounting Bulletin No. 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. In SAB 110, the staff expressed an opinion that it will continue to accept, under certain circumstances, the use of simplified method beyond December 31, 2007.

3. Financial Instruments and Off-Balance Sheet Risks

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. BGC Partners holds securities, derivatives and equity investments which are recorded as assets on the

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

accompanying Supplemental Consolidated Statement of Financial Condition. BGC Partners is exposed to the risk that securities prices may fluctuate. BGC Partners holds derivative contracts and faces potential market risks related to fluctuations in the interest rates and foreign exchange rates that those derivative contracts are tied to.

Fair Value

Substantially all of BGC Partners’ financial instruments are carried at fair value or amounts which approximate fair value. The fair values of BGC Partners’ financial instruments are based on listed market prices or broker quotes. Changes in the fair value of BGC Partners’ financial instruments are recorded in the Combined Company’s earnings. Declines in the fair market value of the Combined Company’s financial instruments impact its earnings and could have a material impact on the Combined Company’s supplemental consolidated financial condition, results of operations and/or cash flows.

Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform its contractual obligations, which could result in BGC Partners incurring losses. As a securities broker and dealer, BGC Partners is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional investors. A substantial portion of BGC Partners transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Combined Company’s exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and currencies transactions can be directly impacted by volatile trading markets, including substantial fluctuations in the volume and price levels of securities and currencies transactions, which may impair the counterparties’ ability to satisfy their obligations to the Combined Company.

The Combined Company has a credit approval process that generally includes verification of key supplemental consolidated financial information and operating data and anti-money laundering verification checks. Credit approval is granted by a Global Credit Committee, which is comprised of senior management representatives across BGC Partners’ legal, risk, finance, operations and compliance departments. Additionally, counterparty activity is monitored daily, and it is the Combined Company’s policy to periodically review the creditworthiness of each counterparty with which it conducts business.

The Combined Company’s principal transactions are cleared through various clearing organizations. These activities may expose the Combined Company to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Combined Company has to purchase or sell the financial instrument underlying the contract at a loss. In the event of non-performance, BGC Partners may seek reimbursement for losses from the contracted counterparty. The Combined Company does not anticipate non-performance by counterparties. The Combined Company monitors its credit risk on a daily basis and has a policy of regularly reviewing the creditworthiness of counterparties with which it conducts business.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

In 2006, the Combined Company began to allow its customers to transact foreign exchange derivatives contracts on margin. The Combined Company requires cash collateral for these transactions. In permitting customers to transact on margin, the Combined Company takes the risk of a market decline that would require a customer to alter the amount of collateral to be deposited. The value of cash collateral held at December 31, 2007 and 2006, of $34.5 million and $52.9 million, respectively, was included as part of “Payables to brokers, dealers, clearing organization, customers and related broker-dealers” on the accompanying Supplemental Consolidated Statements of Financial Condition.

Off-Balance Sheet Risk

The Combined Company may be exposed to a risk of loss not reflected on these supplemental consolidated financial statements for certain derivative contracts, including exchange-traded futures and foreign exchange options, which represent obligations of the Combined Company to deliver the specified securities at the contracted price; therefore, these derivative contracts may create a liability to purchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Combined Company’s cost to liquidate such securities and futures and options contracts may exceed the amount reported on the accompanying Supplemental Consolidated Statements of Financial Condition. The majority of the Combined Company’s derivative contracts are short-term in nature.

4. September 11 Events

The Combined Company’s previous headquarters were in the World Trade Center. As a result of the terrorist attack on September 11, 2001, its offices in the World Trade Center were destroyed. At that time, Cantor maintained property and casualty insurance policies with third party insurers and, under its Administrative Services Agreement (“ASA”) with Cantor, the Combined Company was entitled to property and casualty insurance coverage of up to $40.0 million. Cantor received insurance payments related to the September 11 events totaling $45.0 million in 2001 and an additional $21.0 million in 2003. Pursuant to the ASA, the Combined Company received $20.5 million of these insurance proceeds from Cantor in 2001, $3.5 million in 2006 and $1.7 million in 2005. These proceeds were recognized as income in the accompanying Supplemental Consolidated Statements of Operations under the caption “Insurance recovery from related parties.” The lag in timing between Cantor’s receipt of insurance proceeds in 2003 and the Combined Company’s related receipts in 2005 and 2006 was a result of the need to analyze and determine the allocable amounts of such proceeds among Cantor and its related entities pursuant to the ASA. As a result of the September 11 events, fixed assets with a book value of approximately $17.8 million were destroyed. Accordingly, the Combined Company recorded gains related to the receipt of insurance proceeds of $2.7 million in 2001, $3.5 million in 2006 and $1.7 million in 2005. The Combined Company completed the move into its new global headquarters during 2007, completing the replacement of the destroyed assets.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

5. Fixed Assets

Fixed assets consisted of the following (in thousands):

	December 31,
	2007	2006
Computer and communication equipment	$149,224	$133,113
Computer software	129,847	114,131
Leasehold improvements and other	113,029	97,563

Total gross fixed assets	392,100	344,807
Accumulated depreciation	(254,285)	(209,250)

Fixed assets, net	$137,815	$135,557

Depreciation expense was $38.1 million, $34.8 million and $31.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Depreciation is included as part of “Occupancy and equipment” on the accompanying Supplemental Consolidated Statements of Operations. Impairment charges of $4.8 million, $1.9 million and $2.4 million were recorded during the years ended December 31, 2007, 2006 and 2005, respectively, related to the evaluation of capitalized software projects for future benefit and for fixed assets no longer in service. Impairment charges related to capitalized software and fixed assets are recorded under the caption “Other expenses” in the accompanying Supplemental Consolidated Statements of Operations.

In accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), the Combined Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. During the years ended December 31, 2007, 2006 and 2005, software development costs totaling $21.1 million, $17.2 million and $18.8 million, respectively, were capitalized. For the years ended December 31, 2007, 2006 and 2005, the Combined Company’s Supplemental Consolidated Statements of Operations included $17.0 million, $23.8 million and $20.1 million, respectively, in relation to the amortization of software development costs. The amortization of software development costs for year ended December 31, 2006 included approximately $1.2 million of accelerated amortization due to the anticipated early retirement of certain of the Combined Company’s internally developed software which was replaced in the second quarter of 2006. The years ended December 31, 2007 and 2005 do not include any accelerated amortization charges.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

6. Securities Owned

The Combined Company allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, attracting additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. Securities owned were $31.7 million at December 31, 2007 and $69.0 million at December 31, 2006 and consisted of the following (in thousands):

	December 31,
	2007	2006
Government debt	$30,511	$8,020
Corporate bonds	—	60,676
Other	1,224	305

	$31,735	$69,001

As of December 31, 2007, the Combined Company had pledged $31.4 million of securities owned as collateral. These securities were pledged to satisfy deposit requirements at various exchanges or clearing organizations. As of December 31, 2006, the Combined Company had pledged $28.2 million of securities owned as collateral; of these pledged securities, $8.0 million was pledged to satisfy deposit requirements at various exchanges or clearing organizations and $20.2 million was used as collateral in Repurchase Agreements.

7. Collateralized Transactions

Reverse Repurchase Agreements and Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold or repurchased, including accrued interest.

For Reverse Repurchase Agreements it is the policy of the Combined Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Combined Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain of the Combined Company’s Reverse Repurchase Agreements are with Cantor (see Note 10, Related Party Transactions, for more information regarding these agreements). As of December 31, 2007, the Combined Company had received government securities as collateral with a fair value of $89.7 million, of which $28.3 million was repledged to exchanges or clearing organizations to fulfill the Combined Company’s deposit requirements. Of the $28.3 million repledged to exchanges or clearing organization, $20.8 million pertained to Reverse Repurchase Agreements was with Cantor. As of December 31, 2006, BGC Partners had received government securities as collateral with a fair value of $34.5 million, of which $29.3 million was repledged to exchanges or clearing organizations to fulfill the Combined Company’s deposit requirements and $5.2 million to collateralize Repurchase Agreements. As of December 31, 2005, the Combined Company had received U.S. Treasury or other fixed income securities as collateral with a fair value of $16.1 million, of which $6.1 million was repledged to exchanges or clearing organizations to fulfill the Combined Company’s deposit requirements.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The Combined Company is generally required to provide collateral with a market value equal to or in excess of the principal amount borrowed under Repurchase Agreements. As of December 31, 2007, the Combined Company did not enter into any Repurchase Agreements. As of December 31, 2006, the Combined Company used securities owned and Reverse Repurchase Agreements with a total fair market value of $25.4 million to collateralize the Repurchase Agreements. As of December 31, 2005, the Combined Company did not enter into any Repurchase Agreements.

8. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

Receivables from and payables to brokers, dealers, clearing organization, customers and related broker-dealers primarily represent amounts due for undelivered securities and amounts related to open derivative contracts, cash held at clearing organizations and exchanges to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations and exchanges.

The receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers consisted of the following (in thousands):

	December 31,
	2007	2006
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to deliver	$93,146	$266,770
Net pending trades	—	10,115
Open derivative contracts	23,094	43,635
Receivables from clearing organizations	81,574	95,027
Other receivables from brokers, dealers and customers	23,265	37,378

Total	$221,079	$452,925

Payables to brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to receive	$88,873	$246,005
Net pending trades	56,231	—
Open derivative contracts	23,450	44,431
Payables to clearing organizations	23,747	30,985
Other payables to brokers, dealers and customers	78,164	89,413

Total	$270,465	$410,834

A portion of these receivables and payables is with Cantor (see Note 10, Related Party Transactions, for additional information related to these receivables and payables).

Substantially all open fail to deliver and fail to receive transactions as of December 31, 2007 have subsequently settled at the contracted amounts.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

9. Derivatives

The Combined Company has both OTC and exchange-traded derivative contracts. These derivative contracts primarily consist of bond futures, commodities, interest rate and foreign exchange futures, options, forwards and swaps. The Combined Company enters into derivative contracts to facilitate client transactions, to hedge principal positions and to facilitate hedging activities of affiliated companies. The Combined Company’s open derivative contracts are recognized at the fair value of the related assets and liabilities as part of “Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers” on the accompanying Supplemental Consolidated Statements of Financial Condition.

Fair values of the Combined Company’s derivative contracts are determined from quoted market prices or other public price sources. The Combined Company does not designate any of its derivative contracts as hedges for accounting purposes. The change in fair value of derivative contracts is reported as part of “Principal transactions” on the accompanying Supplemental Consolidated Statements of Operations.

The fair value of derivative financial instruments, computed in accordance with the Combined Company’s netting policy, is set forth below (in thousands):

	December 31, 2007		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$110	$98	$5,367	$5,337
Swap agreements	22,503	22,975	37,359	37,584
Futures	328	224	280	72
Option contracts	153	153	629	1,438

Total	$23,094	$23,450	$43,635	$44,431

BGC’s transactions with off-balance-sheet risk are primarily short-term in duration. At December 31, 2007 and December 31, 2006, the notional amounts of derivative instruments used for trading purposes were $2.2 billion and $3.1 billion, respectively. These contracts had remaining maturities of less than one year.

A portion of the BGC’s derivative contracts is with Cantor. The fair value of derivative financial instruments with Cantor is set forth below (in thousands):

	December 31, 2007		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$78	$—	$5,282	$5,314
Swap agreements	3,282	4,734	7,684	7,823
Futures	328	224	9	2

Total	$3,688	$4,958	$12,975	$13,139

At December 31, 2007 and December 31, 2006, the notional amounts outstanding for derivative contracts with Cantor totaled $933.5 million and $252.3 million, respectively.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The following table summarizes the credit quality of BGC’s trading-related derivatives by showing counterparty credit ratings, excluding derivative contracts with Cantor, for the replacement cost of contracts in a gain position at December 31, 2007.

Rating(a)	Net Replacement Cost (in thousands)
A	$18,600
Other(b)	20,536

(a)	Credit ratings based on Standard & Poor’s.
(b)	“Other” indicates counterparties for which no credit rating was available from an independent third-party source. It does not necessarily indicate that the counterparties’ credit is below investment grade.

10. Related Party Transactions

The Combined Company provides certain administrative support services to Cantor and its affiliates and Cantor provides certain administrative services to us. In addition, Cantor provides certain introducing, clearing and settlement services to the Combined Company and the Combined Company may provide clearing and execution services to Cantor in the future.

Since Cantor holds a significant interest in the Combined Company, such transactions among and between the Combined Company and Cantor are on a basis that might not be replicated if such services or revenue sharing arrangements were between, or among, unrelated parties.

Administrative Services Agreement

In the United States, Cantor provides the Combined Company with administrative services and other support for which Cantor charges the Combined Company based on the cost to Cantor of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources and legal services.

Throughout Europe and Asia, the Combined Company provides Cantor with administrative services and other support for which the Combined Company charges Cantor based on the cost of providing such services plus a mark-up currently at 7.5%. Such support includes allocations for occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services. In the UK, the Combined Company provides these services to Cantor through Tower Bridge International Services L.P. (“Tower Bridge”). The Combined Company established Tower Bridge on December 21, 2006 and as of the beginning of January 2007, transferred all of its current U.K. administrative employees and operations to Tower Bridge. The Combined Company owns 52% of the Tower Bridge and consolidates it. Cantor owns 48%. The Combined Company recognizes minority interest for the investment held by Cantor.

In addition, the Combined Company, through its eSpeed brand, provides Cantor with network, data center and other technology services.

For the years ended December 31, 2007, 2006 and 2005, the Combined Company recognized related party revenues of $53.8 million, $28.6 million and $15.2 million, respectively. These revenues are included as part of “Fees from related parties” on the accompanying Supplemental

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Consolidated Statements of Operations. At December 31, 2007 minority interest for Cantor’s share of the cumulative net income in Tower Bridge was $2.4 million. Cantor’s minority interest is included as part of “Minority interest” on the accompanying Supplemental Consolidated Statements of Financial Condition.

The services provided under various administrative services agreements by Cantor to the Combined Company, and by the Combined Company to Cantor, are related party services because Cantor controls the Combined Company. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if BGC Partners did not obtain such services from Cantor. The cost of these services is not determinable on a stand-alone basis.

The Combined Company has payables to related parties which represent amounts due to Cantor for administrative services and other support provided, and amounts payable for net assets transferred from Cantor. The Combined Company also has receivables from related parties which represent uncollateralized advances and amounts due from affiliates as reimbursement for support and technology services provided. The Combined Company has outstanding receivables from related parties as of December 31, 2007 and 2006 of $131.8 million and $183.0 million, respectively, and payables to related parties as of December 31, 2007 and 2006 of $139.5 million and $115.1 million, respectively.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

In Europe and in the U.S., the Combined Company executes trades on behalf of its customers for financial futures products. These products trade and are settled on the CME and the CBOT. As the Combined Company entity is a clearing member of either futures exchange, the executed transactions are cleared and settled on behalf of the Combined Company customers by Cantor. Additionally, in the U.S., equity and corporate and mortgage-backed debt securities brokered by the Combined Company are cleared and settled by Cantor.

In the U.K., the Combined Company acts as the intermediary for derivative trades between Cantor and its affiliates and various securities exchanges, including Eurex and LCM (LIFFE/LME) clearing organizations. The Combined Company has memberships in these exchanges and places the trades at the exchanges on behalf of Cantor and its affiliates.

Amounts due from or to Cantor for undelivered securities or open derivative contracts are included as part of “Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers” on the accompanying Supplemental Consolidated Statements of Financial Condition. As of December 31, 2007, 2006 and 2005, the Combined Company had receivables from Cantor of $3.7 million and $13.0 million, respectively. Additionally, as of December 31, 2007 and 2006, the Combined Company had payables to Cantor of $5.0 million and $13.1 million, respectively.

Forgivable Loans and Other Receivables from Employees

The Combined Company has entered into various agreements with certain of its employees whereby these employees receive forgivable loans. As of December 31, 2007 and 2006, the

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

unamortized balance of these forgivable loans was $55.8 million and $46.1 million, respectively. Amortization expense for these forgivable loans for the years ended December 31, 2007, 2006 and 2005 was $34.4 million, $37.2 million and $28.4 million, respectively. Amortization expense for forgivable loans is included as part of “Compensation and employee benefits” on the accompanying Supplemental Consolidated Statements of Operations.

Additionally, from time to time, the Combined Company enters into agreements with employees whereby they grant bonus and salary advances or other types of loans that are non-forgivable. These advances and loans are repayable to the Combined Company in the timeframes outlined in the underlying agreements. As of December 31, 2007 and 2006, the balance of these advances and non-forgivable loans was $7.5 million and $7.0 million, respectively. These advances and non-forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Supplemental Consolidated Statements of Financial Condition.

Securities Purchased Under Agreements to Resell

From time to time, the Combined Company enters into overnight Reverse Repurchase Agreements with Cantor, whereby the Combined Company receives government or eligible equity securities as collateral. As of December 31, 2007 and 2006, BGC Partners had $140.7 million and $186.2 million, respectively, of Reverse Repurchase Agreements with Cantor, of which the fair value of the collateral received from Cantor was $143.2 million and $198.2 million, respectively.

Related Party Loan from Cantor

As described above the Combined Company currently enters into Reverse Repurchase Agreements with Cantor and its affiliates as short-term investments as part of its overall cash management strategy. As an alternative to its policy of investing its cash in Reverse Repurchase Agreements with Cantor, on July 26, 2007, the Combined Company entered into a Secured Promissory Note and Pledge Agreement (the “Secured Loan”) with Cantor in which the Combined Company agreed to lend to Cantor up to $100 million (the “Secured Loan Amount”) on a secured basis from time to time. The Secured Loan was guaranteed by a pledge of eSpeed Class A common stock or Class B common stock owned by Cantor equal to 125% of the outstanding Secured Loan Amount, as determined on a next day basis. The Secured Loan bears interest at the market rate for equity repurchase agreements plus 0.25% and is payable on demand. The Secured Loan was approved by the Combined Company’s Audit Committee. At December 31, 2007, the outstanding balance of the Secured Loan was $65.0 million. Cantor paid the Combined Company interest income of approximately $1.5 million. As of March 14, 2008, the outstanding balance of the Secured Loan was $0.

Notes Payable

BGC Partners had various notes payable outstanding to Cantor at December 31, 2007 and 2006 (see Note 13, Long-Term Notes to Related Parties, for more information regarding these loans).

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Partnership Units

Cantor provides awards to certain employees of the Combined Company in the form of grant units in Cantor (“grant units”). Grant units entitle the employees to participate in quarterly distributions of Cantor’s net income and to receive certain post-termination payments. Grant units awarded to employees of the Combined Company in 2005 generally vested immediately upon receipt by the employee. Grant units awarded to employees of the Combined Company in 2006 and 2007 generally vest over a four-year period. (See Note 17, Stock-Based Compensation, for more information regarding the Combined Company’s treatment of the grant units).

11. Investments and Joint Venture

Investments consisted of the following (in thousands):

	December 31,
	2007	2006
Freedom International Brokerage	$9,913	$9,776
Aqua Securities, L.P.	1,529	—
EIP Holdings	819	734
Tradespark	3	3

Total investments	$12,264	$10,513

Freedom

The Combined Company formed a limited partnership (the “Freedom LP”) to acquire an interest in Freedom International Brokerage (“Freedom”), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company. The Combined Company contributed 414,357 shares of its Class A common stock, valued at approximately $9.3 million, to the Freedom LP, which entitles the Combined Company to 100.0% of the equity and cumulative profits of the Freedom LP. The Freedom LP exchanged the 414,357 shares for a 66.7% interest in Freedom. The Combined Company consolidates the Freedom LP. As of December 31, 2007 and 2006, the Combined Company’s investment in the Freedom LP was $9.9 million and $9.8 million, respectively.

The Combined Company has also entered into a technology services agreement with Freedom pursuant to which the Combined Company provides the technology infrastructure for the transactional and technology related elements of Freedom’s marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace. In general, if a transaction is fully electronic, the Combined Company receives 65% of the aggregate transaction revenues and Freedom receives 35% of the transaction revenues. For a period of four years beginning on July 1, 2006, Freedom may deduct the amount of its brokerage commissions (up to a 45% payout) from gross electronic transaction services revenue prior to the 65%/35% split between the Combined Company and Freedom. If Freedom provides voice-assisted brokerage services with respect to a transaction, then the Combined Company receives 35% of the revenues and Freedom receives 65% of the revenues.

For the years ended December 31, 2007, 2006 and 2005 the Freedom LP’s share of Freedom’s net income (loss) was approximately $0.1 million, $0.1 million and $(0.1) million,

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

respectively. The Combined Company’s share of Freedom’s income and losses is included as part of “Other revenues” on the accompanying Supplemental Consolidated Statements of Operations.

Tradespark

The Combined Company has a 15% investment in EIP Holdings, LLC (“EIP Holdings”), which in turn has a 99.5% investment in TradeSpark, L.P. (“TradeSpark”), a voice brokerage business in certain energy products. Cantor has an 85% investment in EIP Holdings. The Combined Company’s net income (loss) from its investment in TradeSpark, through both direct and indirect investments, totaled approximately $85,000, $27,000, and $6,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and is included under the caption “Other expenses” in the accompanying Supplemental Consolidated Statements of Operations.

Tokyo Venture

As part of the Combined Company’s acquisition of Maxcor Financial Group, Inc. (“Euro Brokers”) in May 2005, it acquired Euro Brokers Switzerland SA (“EBS”), a subsidiary of Euro Brokers. In July 2001, EBS entered into a Silent Partnership Agreement (the “Tokyo Venture”) and an Amended and Restated Business Alliance Agreement with Nittan Capital Group Limited and other entities in the Nittan Group (“Nittan”). Under the terms of those Agreements, EBS invested $0.2 million in the Tokyo Venture in return for 57.25% of its profits (and losses). The Combined Company accounts for its share of the results of operations of the Tokyo Venture as part of “Other revenues” on the accompanying Supplemental Consolidated Statements of Operations as non-equity income or loss for contractual arrangements.

On February 6, 2006, EBS gave notice of termination of the Agreements and side letters to Nittan. The date of termination is in dispute. The Tokyo Venture is currently subject to litigation, which the Combined Company does not believe will be material to its consolidated financial condition, results of operations or cash flows.

Aqua Securities, L.P.

In October 2007, the Combined Company spun off the Company’s former eSpeed Equities Direct business to form Aqua Securities, LP (“Aqua”), an alternative electronic trading platform which offers new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by the Combined Company. Both companies collectively have contributed financial, professional, and technology assets to the new venture, which will include all of the Combined Company’s former equities order routing business. In June 2007, the Combined Company contributed to Aqua $0.7 million cash and technology assets with a net book value of approximately $0.6 million. During the fourth quarter, Aqua received certain Financial Industry Regulatory Authority (“FINRA”) approvals. With that, the Combined Company further contributed to Aqua $0.6 million cash and technology assets with a net book value of approximately $0.5 million. For the year ended December 31, 2007, the Combined Company’s share of Aqua’s net loss was approximately $0.9 million, and is included under the caption “Other expenses” in the accompanying Supplemental Consolidated Statements of Operations. In January 2008, the Combined Company further contributed to Aqua approximately $1.0 million in cash.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

ESX Futures, L.P.

On December 21, 2007, the Combined Company and 11 other leading financial institutions announced the formation of a limited partnership that will establish a fully electronic futures exchange. The Combined Company will hold an approximately 25% interest in the exchange’s operating limited partnership, ESX Futures, L.P. and its holding company general partner, ESX Futures Holdings, LLC (combined “ELX”). Assuming the Combined Company maintains its present ownership percentage, it will be entitled to approximately 25% of distributions from each entity. The Combined Company has also entered into a technology services agreement with ELX pursuant to which the Combined Company will provide software development, software maintenance, customer support, infrastructure and internal technology services to support the new exchange’s electronic trading platform. Operations will commence sometime in 2008.

12. Goodwill and Other Intangible Assets

During 2007, the Combined Company completed its purchase price allocation related to the November 24, 2006 acquisition of Aurel Leven S.A.S. (“Aurel Leven”) an independent inter- dealer broker in Paris, France, active in equities, equity derivatives and fixed income markets. At the time of the acquisition, the Combined Company recorded the assets and liabilities that were acquired through the transaction at fair values.

The initial recorded fair values, purchase price allocation adjustments and final purchase price allocations are as follows (in thousands):

	As Previously Reported	Adjustments	Final Purchase Price Allocation
Assets and liabilities acquired
Cash and cash equivalents	$12,600	$—	$12,600
Securities owned, at market value	9,953	—	9,953
Accrued commissions	2,824	—	2,824
Fixed assets, net	1,724	—	1,724
Other assets	1,289	—	1,289
Intangible assets
Customer related intangibles	—	3,120	3,120
Trademark related intangibles	65	—	65
Goodwill	7,195	(4,402)	2,793

Total assets acquired	35,650	(1,282)	34,368
Securities sold under agreements to repurchase	4,823	—	4,823
Payable to brokers, dealers, clearing organizations and customers	1,382	—	1,382
Accounts payable, accrued and other liabilities	11,287	(1,282)	10,005

Total liabilities assumed	17,492	(1,282)	16,210

Net assets acquired	$18,158	$—	$18,158

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The Combined Company had no significant acquisitions during 2007.

In 2006, the Combined Company acquired AS Menkul Kiymetler A.S. (“AS Menkul”), an established broker in Turkey. AS Menkul is a member of the Istanbul Stock Exchange and, as such, has direct access to the Turkish equities market and the Turkish electronic bond market. Under the terms of the agreement, the Combined Company paid approximately $1.6 million to acquire the net assets of AS Menkul.

The following table summarizes the components of the net assets acquired (in thousands):

Final Purchase Price Allocation
Assets and Liabilities Acquired
Cash and cash equivalents	$425
Accrued commission receivables, net of allowance for doubtful accounts	43
Fixed assets, net	30
Other assets	276
Goodwill	842

Total assets acquired	1,616
Accounts payable, accrued and other liabilities	35

Total liabilities assumed	35
Net assets acquired	$1,581

The changes in the carrying amount of goodwill at December 31, 2007, 2006 and 2005 are as follows (in thousands):

Balance at December 31, 2005	$59,191
Aurel Leven acquisition	7,195
AS Menkul acquisition	842

Balance at December 31, 2006	67,228
Aurel Leven acquisition adjustment	(4,402)

Balance at December 31, 2007	$62,826

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Other intangible assets consisted of the following (in thousands):

	December 31,
	2007	2006
Definite life intangible assets:
Patents	$32,474	$30,970
Customer base/relationships	11,464	8,344
Internally developed software	5,722	5,722
Covenant not to compete	1,628	1,628
Trademarks	1,315	1,315

Total gross definite life intangible assets	52,603	47,979
Accumulated amortization	(38,427)	(32,909)

Net definite life intangible assets	14,176	15,070

Horizon license	1,500	1,500

Total net intangible assets	$15,676	$16,570

Amortization expense for the years ending December 31, 2007, 2006 and 2005 was $5.5 million, $9.6 million and $8.6 million, respectively. Intangible amortization is included as part of “Occupancy and equipment” in the accompanying Supplemental Consolidated Statements of Operations. The estimated aggregate amortization for each of the next five fiscal years is as follows: $3.8 million in 2008, $3.3 million in 2009, $2.0 million in 2010, $1.4 million in 2011 and $1.8 million thereafter.

13. Long-Term Notes to Related Parties

On May 20, 2005, the Combined Company borrowed $75.0 million with a fixed interest rate of 9.22% and an additional $33.3 million with a fixed interest rate of 8.72% from Cantor to provide financing for its acquisition of Euro Brokers. The Euro Brokers Promissory Notes are due May 20, 2012 and can be repaid at any time with no prepayment penalties. Debt repayment may be accelerated for failure to make payments when due or as a result of bankruptcy. Additionally, to finance expansion efforts and ongoing operations, the Combined Company executes subordinated loans with Cantor. These subordinated loans are long-term notes that bear interest at the six-month U.S. London Interbank Offered Rate plus an additional 2%. The interest rates are reset semi-annually. The Combined Company had outstanding subordinated loans to Cantor of $88.5 million and $140.6 million as of December 31, 2007 and 2006, respectively. The rates on these loans ranged from 6.65% to 7.57%. The maturities of these loans range from April 2008 to April 2009 and no principal payments are due to be paid until maturity. Debt repayment may be accelerated for failure to make payments when due or as a result of bankruptcy. Debt maturities are as follows: $2.5 million is due during the second quarter of 2008; $37.0 million is due during the fourth quarter of 2008; $18.0 million is due in the first quarter of 2009; $8.0 million due during the second quarter of 2014; and $23.0 million is due during the fourth quarter of 2014.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Long-term notes payable to related parties are summarized as follows (in thousands):

	Maturity	December 31,
		2007	2006
Euro Brokers Promissory Notes	2012	$108,318	$108,318
Other Cantor Fitzgerald LP Notes	2008-2014	88,500	140,578

		196,818	248,896
Less: Current portion		(39,500)	(46,000)

		$157,318	$202,896

The Combined Company incurred interest expense related to long-term notes payable to related parties of $19.3 million, $16.0 million and $7.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest expense for long-term notes payable to related parties is recorded as part of “Interest expense” on the accompanying Supplemental Consolidated Statements of Operations. The Combined Company’s long-term notes payable to related parties do not contain financial or operating covenants.

14. Income Taxes

The components of the income tax (benefit) provision are summarized below (in thousands):

	Year Ended December 31,
	2007	2006	2005
Current:
U.S. federal	$2	$(506)	$(2,648)
U.S. state and local	276	17	(244)
Foreign	12,215	246	(4,701)
UBT/Capital	1,797	1,080	1,509

	14,290	837	(6,084)
Deferred:
U.S. federal	(5,747)	(452)	147
U.S. state and local	(1,217)	(138)	30
Foreign	1,994	(1,790)	(3,388)
UBT/Capital	—	—	—

	(4,970)	(2,380)	(3,211)

Provision (benefit) for income taxes	$9,320	$(1,543)	$(9,295)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Differences between the Combined Company’s income tax expense (benefit) and the amount calculated utilizing the U.S. federal statutory rate is as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Federal income tax (benefit) at 34% statutory rate	$(12,351)	$(5,146)	$(7,829)
State corporate income tax (benefit)	(752)	(117)	(105)
Foreign income tax expense (benefit), net of federal benefit	12,581	(2,389)	(9,853)
State capital and City UBT taxes	1,797	1,079	1,509
Other non-deductible/items	1,083	1,375	1,505
Increase in valuation allowance for deferred items currently recognize	10,224	74	101
Federal tax benefit of research and development credit	(51)	(455)	(994)
Tax benefit of foreign and federal net operating loss not currently recognized	1,588	5,186	6,322
Tax benefit of foreign and federal net operating loss currently recognized	(4,436)	(774)	—
Deferred tax expense from annualized effective tax rate	57	(62)	(86)
Other benefit/rate differential	(420)	(314)	135

Provision (benefit) for income taxes	$9,320	$(1,543)	$(9,295)

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Significant components of the Combined Company’s deferred tax assets and liabilities were as follows (in thousands):

	Year Ended December 31,
	2007	2006
Deferred tax assets:
Fixed assets	$1,045	$916
Warrant expense	12,260	12,340
Deferred revenue	1,273	1,604
Basis difference of investments	1,789	1,800
Non-employee stock options	1,173	1,188
Other deferred and accrued expenses	12,547	4,257
Foreign deferred and accrued expenses	(40)	(33)
Net operating loss carry-forwards	64,309	63,041

Total deferred tax assets	94,356	85,113
Valuation allowance	(78,936)	(72,311)

Net deferred tax assets	15,420	12,802

Deferred tax liability:
Unrealized gain on investment	—	—
Software capitalization	9,254	9,753
Gain on replacements of assets	1,512	1,943
Fixed assets	473	1,894
Other	76	77

Total deferred tax liabilities	11,315	13,667

Net deferred income tax asset (liability)	$4,105	$(865)

The valuation allowance against deferred tax assets was primarily related to warranty expense and net operating loss carry-forwards when it appears, more likely than not, that such item will not be realized in the future.

As of December 31, 2007, the Combined Company has federal and foreign income tax net operating loss (“NOL”) carryforwards of $16,565 and $178,466, respectively. The federal NOL will expire in 20 years. The foreign NOL of $8,022 will expire in five years and the remaining amount of $170,444 has no expiration date.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) for the year ended December 31, 2007, is as follows (in thousands):

Amount
Balance – January 1, 2007 (excluding interest and penalties of $859)	$3,625
Decreases in gross unrecognized tax benefits pertaining to tax positions taken during prior years	—
Increases in gross unrecognized tax benefits pertaining to tax positions taken during the current year	—
Decreases in gross unrecognized tax benefits relating to settlements with tax authorities	—
Reductions to gross unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	—

Balance – December 31, 2007 (excluding interest and penalties of $1,151)	$3,625

The amount of unrecognized tax benefits at December 31, 2007, that, if recognized, would affect the effective tax rate is $3.6 million. Such amount excludes $1.2 million of interest and penalties accrued in the Supplemental Consolidated Statements of Financial Condition, of which $0.3 million was recognized in the current year.

The Combined Company anticipates that the total amount of unrecognized benefits (excluding interest and penalties) will remain unchanged over the next twelve months.

The Combined Company with few exceptions, is no longer subject to U.S. federal, state/local or non U.S. income tax examination by the tax authorities for years prior to 2003, 1999, and 2000 respectively.

15. Capitalization

The rights of holders of shares of Class A common stock and Class B common stock are substantially identical, except that holders of Class B common stock are entitled to 10 votes per share, while holders of Class A common stock are entitled to one vote per share. Additionally, each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Cantor holds 99.8% of the Combined Company’s outstanding Class B common stock. The remaining 0.2% of the Combined Company’s Class B common stock is owned by CF Group Management, Inc., the managing general partner of Cantor.

During the years ended December 31, 2007, 2006 and 2005, the Combined Company issued approximately 450,000, 378,000, and 183,000 shares, respectively, of Class A common stock related to vested restricted stock units and exercise of employee stock options and business partner warrants.

The Combined Company’s Board of Directors has authorized the repurchase of up to $100 million of outstanding Class A common stock. During the year ended December 31, 2007, the Combined Company did not repurchase any shares. During the year ended December 31, 2006,

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

the Combined Company repurchased an aggregate of 52,239 shares of the Combined Company’s Class A common stock for approximately $0.5 million, at an average price of $8.92. During the year ended December 31, 2005, the Combined Company repurchased approximately 3.5 million shares of the Combined Company’s Class A common stock for a total of $28.9 million in cash, at an average price per share of $8.37, including approximately 0.3 million shares repurchased from partners of Cantor and approximately 0.9 million shares repurchased from the Cantor Relief Fund, which were repurchased at fair market value on the date of purchase. The Combined Company has approximately $58.2 million remaining from its $100 million buyback authorization.

During the year ended December 31, 2006, Cantor converted 1.6 million shares of the Combined Company’s Class B common stock into Combined Company’s Class A common stock. Of the shares of the Combined Company’s Class A common stock that were received upon conversion, approximately 1.4 million shares were donated to the Cantor Relief Fund.

As part of the Horizon License transaction, the Combined Company distributed to Cantor a deemed dividend of $1.5 million during the year ended December 31, 2006.

16. Grant Units

Cantor provides grant units to certain employees that entitle the employees to participate in quarterly distributions of Cantor’s income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee’s termination, provided that the employee has not breached the Cantor Partnership Agreement. The notional amount is determined at the discretion of Cantor’s senior management. Grant units are accounted for by Cantor as liability awards under SFAS 123R. The liability incurred for such grant units is re-measured at the end of every reporting period. The Combined Company is allocated its share of such expense by Cantor relating to grant units that are held by employees of the Combined Company.

As a result of adopting SFAS 123R on January 1, 2006, the Combined Company incurred a non-cash expense of $10.1 million in the first quarter of 2006 in conjunction with the fair value of the liability incurred by Cantor for the grant units that were held by BGC employees. There was no tax impact associated with this charge. Fair value was determined by utilizing the age of each grant unit holder, the expected retirement age and forfeiture rate and discounted using the U.S. Treasury rate zero coupon yield curve at measurement date. The impact of the initial adoption of SFAS 123R is recorded as “Cumulative effect of a change in accounting principle” on the accompanying Supplemental Consolidated Statements of Operations. During the third quarter December 31, 2006, Cantor redeemed substantially all of the grant units that were held by BGC employees and the Combined Company recorded non-cash compensation expense of $16.0 million due to the acceleration of the grant award payment of substantially all of the grant awards plus the fair value of the remaining unpaid grant awards. As of December 31, 2007 and 2006, the fair value of the grant units held by the Combined Company’s employees was $3.8 million and $2.4 million, respectively. As of December 31, 2007 and 2006, the notional amount of grant units outstanding was $6.8 million and $7.4 million, respectively.

For the year ended December 31, 2006, the initial adoption of SFAS 123R and the acceleration of the grant payment awards resulted in a total non-cash compensation expense of

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

$28.2 million. For the years ended December 31, 2007, 2006 and 2005, the Combined Company recorded an expense of $0.8 million, $3.6 million and $1.1 million, respectively, relating to grant unit distributions. Grant unit distributions are included as part of “Compensation and employee benefits” on the accompanying Supplemental Consolidated Statements of Operations.

17. Stock-Based Compensation

The Combined Company has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan, as amended and restated as of the close of the merger (the “LT Plan”), which provides for awards in the form of (1) incentive stock options and non-qualified stock options; (2) stock appreciation rights; (3) restricted or deferred stock; (4) dividend equivalents; (5) bonus shares and awards in lieu of obligations to pay cash compensation and (6) other awards, the value of which is based in whole or in part upon the value of the Combined Company’s Class A common stock. The total number of shares of stock that may be subject to outstanding awards, determined immediately after the grant of any award, shall not exceed the greater of 40.0 million shares, or such number that equals 15% of the total number of shares of all classes of the Combined Company’s common stock outstanding at the effective time of such grant. The maximum term of the options which have been granted is 10 years from the date of grant. The Compensation Committee of the Board of Directors administers the LT Plan and is generally empowered to determine award recipients and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of the Combined Company and its affiliates.

Restricted Stock Units

A summary of the activity associated with restricted stock units is as follows ($ in thousands):

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)
Balance at December 31, 2004	281,620	$10.62
Granted	154,000	7.89
Vested	(92,805)	11.54
Forfeited	(19,226)	11.54

Balance at December 31, 2005	323,589	9.00
Granted	270,435	8.79
Vested	(220,609)	8.74
Forfeited	(22,876)	8.00

Balance at December 31, 2006	350,539	9.06
Granted	319,469	10.20
Vested	(293,267)	9.30
Forfeited	(34,416)	8.80

Balance at December 31, 2007	342,325	$9.79	2.7

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

During December 2007, 2006 and 2005, the Combined Company granted eligible employees and others who provide services to the Combined Company approximately 0.3 million, 0.3 million, and 0.2 million, respectively, of RSUs with fair value at the date of grant of $3.3 million, $2.4 million, and $1.2 million, respectively. Each RSU is convertible into one share of Class A common stock upon completion of the vesting period. For RSUs that vested during 2007 and 2006 the Combined Company withheld shares to pay payroll taxes due at the time of vesting of $0.5 million and $0.4 million, respectively.

RSUs granted to employees and others who provide services to the Combined Company have historically vested in a range of one to three years from date of grant. RSUs granted to employees during 2007 vest over three-year period, with 33.3% vesting on each of the anniversary dates. RSUs granted to employees during 2006 were to vest over a two-year period, with 67% vesting on the first anniversary date.

RSUs granted to each non-employee Board of Director on an annual basis, in consideration for services provided, vest one year from date of grant provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. In addition, RSUs received by each non-employee Board of Director for their appointment or initial election to the Board of Directors vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date.

In December 2007, the Board of Directors accelerated the vesting of most outstanding RSUs granted in 2006 and prior, $0.8 million in expense was recorded in the Combined Company’s Supplemental Consolidated Statement of Operations for 2007 associated with this acceleration.

The fair value of the RSUs is determined on the date of grant based on the market value of Class A common stock, and is recognized, net of the effect of estimated forfeitures, over the vesting period. The Combined Company uses supplemental consolidated data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates.

Total compensation expense related to the RSUs before associated income taxes was approximately $2.4 million, $1.5 million and $1.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Also, during 2007, certain employees of the Combined Company and others who provide services to the Combined Company were also informed that they could expect to receive approximately 2.2 million RSUs in the Combined Company with an aggregate estimated fair value of approximately $19.8 million, which were issued upon the closing of the merger. Approximately 1.0 million of these RSUs with an aggregate estimated fair value of $7.9 million vest over a two-year period, with 50% vesting at each of the anniversary dates. Approximately 1.2 million of these RSUs with an aggregate estimated fair value of $11.9 million vest over a three-year period, with 33.3% vesting at each of the anniversary dates. At December 31, 2007, these RSUs were accounted for as liability awards under SFAS 123R.

The estimated fair value of the RSUs that were issued upon closing of the merger is determined based on the market value of eSpeed’s Class A common stock as of the reporting date until the RSUs are granted upon closing of the merger, at which time the fair value is

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

determined based on the market value of the Combined Company’s Class A common stock at merger date. The fair value of the RSUs is recognized net of the effect of estimated forfeitures over the vesting period. The BGC Division uses historical data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates.

Total compensation expense related to the RSUs that were issued upon closing of the merger, before associated income taxes, was approximately $1.8 million for the year ended December 31, 2007. No compensation expense related to these RSUs was recorded for the years ended December 31, 2006 and 2005.

Stock Options

A summary of the activity associated with stock options is as follows (options in thousands):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at December 31, 2004	16,661	$16.35
Granted	297	8.75
Exercised	(90)	5.10
Forfeited	(2,185)	23.36

Balance at December 31, 2005	14,683	15.20
Granted	1,065	8.71
Exercised	(205)	6.58
Forfeited	(378)	15.47

Balance at December 31, 2006	15,165	14.86
Granted	1,014	10.81
Exercised	(156)	5.18
Forfeited	(496)	16.92

Balance at December 31, 2007	15,527	14.63	5.2	$19,083,320

Options exercisable at December 31, 2007	15,486	$14.65	5.2	$18,017,643

Issued in Connection with the LT Plan

During the years ended December 31, 2007, 2006 and 2005, respectively, the Combined Company granted options to purchase $1.0 million, $1.1 million and $0.3 million shares of Class A common stock pursuant to the LT Plan. The exercise prices for these options equaled the closing price of the Combined Company’s Class A common stock on the date of grant of each option. The options generally vest ratably and on a quarterly basis over four years from the grant date.

The weighted average grant date fair value of options granted during the year ended December 31, 2007, 2006 and 2005 was $4.95, $4.78 and $4.29, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

awards and the quoted price of the Combined Company’s Class A common stock for the 4.7 million options that were in-the-money at December 31, 2007. During the years ended December 31, 2007, 2006 and 2005, the aggregate intrinsic value of options exercised was $0.8 million, $0.5 million and $0.3 million, respectively, determined as of the date of option exercise. The exercise prices for these options equaled the closing price of the Combined Company’s Class A common stock on the date of grant of each option. The options granted to employees generally vest ratably and on a quarterly basis over four years from the grant date. Options granted to each non-employee director on an annual basis, in consideration for services provided, vest one year from date of grant provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. In addition, options received by each non-employee director for their appointment or initial election to the Board of Directors vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. At December 31, 2007, there was approximately $0.01 million of total unrecognized compensation expense related to unvested stock options granted under the LT Plan. That expense is expected to be recognized over a weighted-average period of two years.

In December 2007, the Board of Directors accelerated the vesting of most outstanding options granted in 2006 and prior, $3.7 million in expense was included in our Supplemental Consolidated Statement of Operations for 2007 associated with this acceleration. Additionally, Mr. Howard Lutnick, the Co-Chief Executive Officer, was granted $1.0 million fully vested options and the Combined Company recorded $4.9 million in expense during 2007. Total compensation expense related to stock options before associated income taxes, including the expense related to the options granted to the Co-Chief Executive Officer, was approximately $10.0 million and $0.4 million for the years ended December 31, 2007 and 2006 respectively. There was no compensation expense related to stock options granted to employees or directors for the years ended December 31, 2005.

The fair value of each stock option award granted is estimated as of the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are estimated using historical volatility of the Combined Company’s Class A common stock over a preceding period commensurate with the expected term of the options. The expected term of options represents the period of time that options granted are expected to be outstanding. For options granted subsequent to the adoption of SFAS 123R, the expected term of options granted is derived from the simplified method allowed by Staff Accounting Bulletin No. 107 because the Combined Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. The risk-free rate for the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant. The expected dividend yield was assumed to be zero in the option pricing formula since the Combined Company has not historically paid dividends. In addition, the Combined Company uses consolidated data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates. The estimated forfeiture rate used for the year ended December 31, 2007 was immaterial. Groups of award recipients that have different exercise behavior are considered separately for valuation purposes.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The following table presents the assumptions that were used in the Black-Scholes option pricing model for the respective periods:

Year	Weighted Average Grant Date Fair Value	Risk Free Interest Rate	Expected Life (Years)	Expected Volatility	Dividend Yield
2007	$4.95	3.28%	5.00	48%	None
2006	$4.78	4.61%	6.05	52%	None
2005	$4.29	3.88%	4.21	58%	None

The following table provides further details relating to the Combined Company’s stock options outstanding at December 31, 2007 (options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$5.10 - $8.73	2,575	$5.56	4.4	2,571	$5.56
$8.74 - $15.40	6,615	12.04	6.9	6,578	12.06
$15.41 - $23.10	6,181	20.64	3.7	6,181	20.64
$23.11 - $30.80	58	25.28	4.3	58	25.28
$30.81 - $77.00	98	42.84	2.5	98	42.84

	15,527	$14.63	5.2	15,486	$14.65

REUs

The Combined Company provides limited partnership interests in BGC Holdings, termed REUs (“REUs”), to certain employees. These REUs, which were issued upon the closing of the merger, entitle the holder to participate in distributions of BGC Holdings’ income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the holder’s termination provided that the holder has not engaged in any competitive activity with the Combined Company or its affiliates prior to the date each payment is due. These REUs may also be exchangeable for Class A common stock in accordance with the terms and conditions of the grant of such REUs. REUs are accounted for by the Combined Company as liability awards under SFAS 123R. The liability incurred for such REUs is re-measured at the end of every reporting period.

In the fourth quarter of 2007, certain employees of the Combined Company were informed that they could expect to receive approximately 0.5 million REUs with an aggregate value of $4.6 million, which were issued upon the closing of the merger in lieu of a portion of their discretionary bonuses for 2007 and 2008. These REUs vest over a three-year period, with 33.3% vesting on each of the anniversary dates. In addition, in the fourth quarter of 2007, certain executives of the Combined Company were informed that they could expect to receive approximately 0.6 million REUs with an aggregate value of $6.7 million, which were issued upon the closing of the merger, in lieu of a portion of their discretionary bonus for 2007 and/or their discretionary bonus for 2008. These REUs vested immediately upon the closing of the merger. Compensation expense for each of these awards is recognized over the stated service period.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Total compensation expense related to the REUs, before associated income taxes, was approximately $2.8 million for the year ended December 31, 2007. No compensation expense related to REUs was recorded for the years ended December 31, 2006 and 2005.

Business Partner Warrants

A summary of the activity associated with business partner warrants is as follows (warrants in thousands):

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance, December 31, 2004	2,073	$28.89
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance, December 31, 2005	2,073	28.89
Granted	313	8.87
Exercised	—	—
Forfeited	(400)	22.43

Balance, December 31, 2006	1,986	27.04
Granted	—	—
Exercised	—	—
Forfeited	—	—
Balance, December 31, 2007	1,986	$27.04	2.8

Horizon

In February 2006, a subsidiary of Cantor acquired all of the assets of Horizon. Immediately prior to the closing of the acquisition, the Combined Company entered into the Horizon License. In consideration for the Horizon License and support services to be provided under the Horizon License, the Combined Company issued to Horizon a warrant to acquire 312,937 shares of Class A common stock of the Combined Company, which warrant was not transferred to Cantor. The warrant has a five-year term and is immediately exercisable at an exercise price equal to $8.87.

UBS

In connection with an agreement between eSpeed, certain Cantor entities and certain UBS entities, the Combined Company previously issued to UBS Americas Inc., successor by merger to UBS USA Inc. (“UBS”), a warrant to purchase 300,000 shares of Class A common stock (the “Warrant Shares”). The warrant has a term of 10 years from August 21, 2002 and has an exercise price equal to $8.75, the market value of the underlying Class A common stock on the date of issuance. The warrant is fully vested and nonforfeitable, and is exercisable nine years and six months after issuance, subject to acceleration upon the satisfaction by UBS of certain commitment conditions. On August 21, 2002, the Combined Company recorded additional paid in capital and unamortized expense of business partner securities of $2.2 million, representing the fair value of the warrant.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

UBS failed to comply with the commitment condition for the period August 1, 2002 to July 31, 2003. Commencing September 18, 2003, the UBS agreement was renegotiated to facilitate UBS’s ability to meet the commitment condition going forward, and to provide for a revised acceleration schedule (the “Revised Agreement”). The Revised Agreement provides for acceleration of the right to purchase 125,000 Warrant Shares on October 1, 2003, of which warrants to purchase 75,000 shares of our Class A common stock were exercised by UBS in October 2003, and acceleration of the right to purchase the remaining 175,000 Warrant Shares in seven equal tranches of 25,000 shares each quarter, commencing with the quarter ending January 31, 2004, subject to the satisfaction by UBS of the revised commitment conditions set forth in the Revised Agreement. The Combined Company has notified UBS that it failed to comply with the revised commitment conditions for each of the seven quarters commencing November 1, 2003 and ending July 31, 2005 and that it is not entitled to acceleration of the right to purchase any of the 175,000 Warrant Shares.

Deutsche Bank

In connection with an agreement with Deutsche Bank AG (“Deutsche Bank”), the Combined Company previously sold Series C Redeemable Convertible Preferred Stock (“Series C Preferred”) to Deutsche Bank. On July 30th of each year of the five-year agreement in which Deutsche Bank fulfills its liquidity and market making obligations for specified products, one-fifth of such Series C Preferred stock would have automatically converted into warrants to purchase shares of the Combined Company’s Class A common stock.

Deutsche Bank was deemed to have fulfilled its obligations under the agreement for the 12 months ended July 31, 2002 and, accordingly, a warrant to purchase 150,000 shares of the Combined Company’s Class A common stock was issued by the Combined Company. The Combined Company informed Deutsche Bank that it was not in compliance with the agreement for the 12 months ended July 31, 2003 and that a warrant would not be issued for such period. As a result, the Combined Company reversed the amortization expense recorded since August 2002 for such warrant.

Based on certain communications and Deutsche Bank’s inactivity with regards to this arrangement to comply with the agreement since March 28, 2003, the Combined Company further notified Deutsche Bank that it believes it has terminated its right to receive warrants under the agreement for the remaining commitment periods. The 600 shares of Series C Preferred stock with respect to the 12 month periods ended July 31, 2003, 2004 and 2005 were redeemable by the Combined Company for 6,000 shares of Class A common stock. On March 17, 2008, the Company redeemed all outstanding shares of its Series C Redeemable Convertible Preferred Stock by issuing to Deutsche Bank AG 6,000 shares of its Class A common stock.

Freedom

In connection with the Combined Company’s investment discussed in Note 11, Investment and joint venture, the Combined Company issued fully vested, nonforfeitable warrants to purchase 400,000 shares of its Class A common stock at an exercise price per share of $22.43 to provide incentives over the three-year period ending April 2004 to the other Freedom owner participants to migrate to the Combined Company’s fully electronic platform. The warrants were fully amortized prior to 2005, and the warrants expired during 2006.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Total expense related to business partner warrants and non-employee securities before associated income taxes for the years ended December 31 was as follows (in thousands):

	2007	2006	2005
UBS warrants	$—	$—	$274
Non-employee stock options	—	19	44
Freedom warrants	—	—	—

Total	$—	$19	$318

18. Earnings Per Share

SFAS No. 128, Earnings Per Share (“SFAS 128”), establishes standards for computing and presenting earnings per share (“EPS”). SFAS 128 requires the dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of numerators (net income) and denominators (weighted-average shares outstanding) for both basic and diluted EPS in the footnotes. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of common shares that would then share in the earnings of the Combined Company.

The following is a reconciliation of the basic and diluted earnings per share computations (in thousands, except for per share data):

	Year Ended December 31,
	2007	2006	2005
Net income (loss)	$31,002	$(106,391)	$(74,680)
Shares of common stock and common stock equivalents
Weighted average shares used in basic computation(1)	184,326	184,074	185,209
Diluted effect of:
Stock options	934	890	605
Restricted stock units	222	154	112

Weighted average shares used in diluted computation(1)	185,482	185,118	185,926
Earnings (loss) per share
Basic	$0.17	$(0.58)	$(0.40)

Diluted	$0.17	$(0.58)	$(0.40)

(1)	The weighted average shares outstanding have been retroactively restated for all periods to give effect to the shares issued in connection with the merger.

At December 31, 2007, 2006 and 2005, approximately 12.8 million, 16.0 million and 17.3 million securities, respectively, were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive because the exercise price exceeded the average share price for the period.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

19. Commitments, Contingencies and Guarantees

Operating Leases

The Combined Company is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2021. Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating or other costs.

As of December 31, 2007 minimum lease payments under these arrangements are as follows (in thousands):

Net Lease Commitment
2008	$25,906
2009	20,724
2010	20,163
2011	15,715
2012	15,424
2013 and thereafter	70,307

Total	$168,239

In addition to the above obligations under non-cancelable operating leases, the Combined Company is also obligated to Cantor for rental payments under Cantor’s various non-cancelable leases with third parties, principally for office space and computer equipment, expiring at various dates through 2020. Certain of these leases have renewal terms at the Combined Company’s option and/or escalation clauses (primarily based on the Consumer Price Index). Cantor allocates a portion of the rental payments to the Combined Company based on square footage used.

The Combined Company also allocates a portion of the rental payments for which it is obligated under non-cancelable operating leases to Cantor and its affiliates. These allocations are based on square footage used.

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $23.3 million, $26.0 million and $17.4 million, respectively. Rent expense is included as part of “Occupancy and equipment” on the accompanying Supplemental Consolidated Statements of Operations.

BGC Partners entered into a sub-lease agreement for the leasehold it vacated at One America Square in July 2005. The Combined Company begins to receive sub-lease rental payments under this arrangement in 2008.

Contingencies

In the ordinary course of business, various legal actions are brought and are pending against the Combined Company in the United States and internationally. In some of these actions, substantial amounts are claimed. The Combined Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Combined Company’s business, judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with SFAS No. 5, “Accounting for Contingencies” when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

occurs requiring a change. As of December 31, 2007, the Combined Company had legal reserves of $8.3 million pertaining to the employment and competitor-related litigation matters discussed below.

Employment and Competitor-Related Litigation

From time to time, the Combined Company and its affiliates are involved in litigation, claims and arbitrations, in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by its competitors or with respect to terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation claims and arbitration between competitors regarding employee hiring are not uncommon.

Other Matters

The National Australia Bank Limited (“NAB”) has filed a claim against BGC International (“BGCI”) and BGC Capital Markets (Japan) LLC (formerly known as Cantor Fitzgerald LLC), which we refer to as “BGC Capital Markets (Japan).” From September 2001 through January 2004, NAB employees who traded in foreign exchange options allegedly lost substantial amounts of money and allegedly overstated the positions which they held. NAB claims that it was the object of conduct by BGCI and BGC Capital Markets (Japan) and certain traders on NAB’s currency options desk, whereby BGCI and BGC Capital Markets (Japan) allegedly provided misleading and deceptive independent revaluation rates to NAB’s middle office, which were then purportedly relied upon by NAB. NAB alleges that the supply of these revaluation rates prevented NAB from discovering the true position of the currency options portfolio and that it subsequently sustained trading losses of AUD 311 million (or, based on an exchange rate of 0.8767 at December 31, 2007, approximately $273 million). The 2006 NAB annual report claims that NAB’s total loss amounted to AUD 539 million (or, based on an exchange rate of 0.8767 at December 31, 2007, approximately $473 million), implying that its consequential losses amounted to AUD 228 million (or, based on an exchange rate of 0.8767 at December 31, 2007, approximately $200 million). BGCI and BGC Capital Markets (Japan) have investigated and are investigating the legal and factual basis of the NAB allegations. At this time, based on the information provided, BGCI and BGC Capital Markets (Japan) believe that they have substantial defenses in respect of the losses claimed by NAB. Accordingly, BGCI and BGC Capital Markets (Japan) do not believe that they are responsible for the losses claimed by NAB. While no specific request for damages is alleged, the amount claimed is expected to be in excess of $600 million. If BGCI and BGC Capital Markets (Japan) do not prevail, BGCI and BGC Capital Markets (Japan) could be subject to substantial liability, and in any event, would likely incur significant legal and other costs in connection with the defense of any such action, however, at this time, BGC Partners is unable to estimate a loss or range of losses. From and after the closing date of the merger, any such losses of the Opcos will be allocated to BGC Holdings pursuant to the BGC U.S. limited partnership agreement and BGC Global limited partnership agreement.

In August 2004, Trading Technologies International, Inc. (“TT”) commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that we infringe U.S. Patent No. 6,766,304, which issued on July 20, 2004, and U.S. Patent 6,772,132, which issued on August 3, 2004. TT later added eSpeed International Ltd. and ECCOWare LLC as defendants in a second amended complaint. On January 5, 2006, we

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

answered TT’s second amended complaint in which we denied the infringement allegations and we filed an amended counterclaim seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT’s patent misuse. The Court consolidated for certain discovery and Markman hearing purposes our case with other patent infringement cases brought by TT against other defendants. A Markman hearing was held on August 16-18, 2006. On October 31, 2006, the Court issued a ruling on claim construction, which provides the meanings of the various terms in dispute in the asserted patents. In that ruling, the Court found that we correctly defined several of the patents’ key terms. The Court’s ruling supports our consistent position that eSpeed and ECCO’s products fall outside the scope of Trading Technologies’ patents. In February 2007, the Court denied TT’s motion for clarification and reconsideration of the Markman decision and reconfirmed its October 2006 ruling. On June 20, 2007, the Court granted eSpeed’s motion for partial summary judgment on TT’s claims of infringement covering the Dual Dynamic, eSpeedometer and modified eSpeedometer versions of eSpeed and ECCO’s products. As a result, the remaining products at issue in the case are the versions of the eSpeed and ECCO products that have not been on the market in the U.S. since around the end of 2004. TT moved for reconsideration of that summary judgment ruling which the court denied. The trial began on September 10, 2007 and ended on October 4, 2007. On October 10, 2007 a jury rendered a verdict that eSpeed and ECCO willfully infringed. The jury awarded damages in the amount of $3.5 million. On January 3, 2008, the court granted eSpeed’s motion for directed verdict on willfulness, finding that eSpeed’s infringement was not willful as a matter of law, and denied eSpeed’s general motions for directed verdict and for new trial. On February 6, 2008, eSpeed’s remittitur motion was conditionally granted and on February 12, 2008. TT accepted the remittitur. Accordingly, the judgment has been reduced to $2.5 million plus interest. Additionally, TT’s motion for pre-judgment interest was granted and interest was set at the prime rate, compounded monthly. Presently pending before the Court is eSpeed’s motion that the patents are unenforceable because of TT’s inequitable conduct. A hearing is scheduled for April 2-3, 2008. The judgment entered by the Court on February 12, 2008 is subject to appeal by both parties. If TT ultimately prevails in the litigation, we may be required to pay TT damages and/or certain costs and expenses, and the Combined Company may be forced to modify or withdraw certain products from the market. Both parties have requested attorneys’ fees from the other party, which may be awarded by the Court in exceptional cases. The Combined Company is unable to estimate a possible loss or range of losses in connection with an appeal of this matter.

On February 15, 2006, the SEC issued a formal order of investigation into trading by certain inter-dealer brokers in the government and fixed income securities markets. The formal order alleges that the broker-dealers named therein, including the Combined Company, (1) may have made fictitious quotations or made false or misleading statements about the prices at which U.S. Treasury or other fixed income securities would be purchased or sold, (2) may have fabricated market quotations or trading activity in U.S. Treasury or other fixed income securities to stimulate trading and to generate commissions, (3) may have engaged in “front running” or “interpositioning,” (4) may have engaged in fraudulent, deceptive or manipulative acts to induce the purchase or sale of government securities, (5) may have failed to keep and preserve certain books and records as required by the SEC and/or the Treasury and (6) may have failed to supervise with a view to preventing violations of applicable rules and regulations as required by

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

the Exchange Act. BGC is cooperating in the investigation. Management believes that, based on the currently available information, the final outcome of the investigation will not have a material adverse effect on the Combined Company’s financial condition, results of operations or cash flows.

In addition to the matters discussed above, the Combined Company is a party to several pending legal proceedings and claims that have arisen during the ordinary course of business. The outcome of such items cannot be determined with certainty; therefore the Combined Company can not predict what the eventual loss or range of loss related to such matters will be. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material effect on the Combined Company’s financial condition, results of operations or cash flows.

Letter of Credit Agreements

The Combined Company has irrevocable uncollateralized letters of credit with various banks that are used in lieu of margin and deposits with clearing organizations. As of December 31, 2007, the Combined Company is contingently liable for $58.9 million under these letters of credit. The Combined Company pays an average fee of .38% on its letters of credit. As of December 31, 2007, the Combined Company did not have any funds available under these letters of credit.

Risk and Uncertainties

The Combined Company generates revenues by providing securities trading and brokerage activities to institutional customers and by executing and, in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction-based and subject to fluctuations caused by market events, including the recent unprecedented dislocation of the credit markets. As a result the Combined Company’s revenues could vary based on the transaction volume of global financial markets. Additionally, the Combined Company’s financing is sensitive to interest rate fluctuations, which could have an impact on its overall profitability.

Guarantees

The Combined Company provides guarantees to securities clearing houses and exchanges which meet the definition of a guarantee under FASB Interpretations No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Under these standard securities and clearinghouse and exchange membership agreements, members are required to guarantee, collectively, the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. In the opinion of Management, the Combined Company’s liability under these agreements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Combined Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded in the accompanying Supplemental Consolidated Statements of Financial Condition for these agreements.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

20. Employee Benefit Plans

Employees of the Combined Company are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Deferred Compensation Plan”), whereby eligible employees may elect to defer a portion of their salaries by directing the Combined Company to contribute to the Deferred Compensation Plan.

The Plan is available to all employees of the Combined Company meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employee contributions are directed to one or more investment funds, one of which, beginning in 2000, invests in the Combined Company’s Class A common stock (the “eSpeed Stock Fund”). Through December 31, 2007, the Combined Company matched contributions to the eSpeed Stock Fund annually with up to $3,000 of the Combined Company’s Class A common stock per participant. The Combined Company no longer matches employee contributions made in 2007 to the eSpeed Stock Fund. For the years ended December 31, 2006 the Combined Company contributed approximately 16,000 shares, of its Class A common stock relating to employee contributions to the eSpeed Stock Fund. The administration of the Deferred Compensation Plan is performed by Cantor. The Combined Company pays its proportionate share of such administrative costs under the Administrative Services Agreement.

21. Regulatory Requirements

Many of the Combined Company’s businesses are subject to regulatory restrictions and minimum capital requirements. These regulatory capital requirements may restrict the BGC’s ability to withdraw capital from its subsidiaries. Certain U.S. subsidiaries are registered as a U.S. broker-dealer or Futures Commissions Merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also require a significant part of the registrants’ assets be kept in relatively liquid form. As of December 31, 2007, the U.S. subsidiaries had net capital in excess of its minimum capital requirements.

Certain U.K. subsidiaries of the Combined Company are regulated by the FSA and must maintain financial resources (as defined by the FSA) in excess of the total financial resources requirement of the FSA. As of December 31, 2007, BGCI had financial resources in excess of its requirement. Certain other subsidiaries are subject to regulatory and other requirements of the jurisdictions in which they operate.

The regulatory requirements referred to above may restrict BGC’s ability to withdraw capital from its regulated subsidiaries. As of December 31, 2007, $308.2 million of net assets were held by regulated subsidiaries. These subsidiaries had aggregate regulatory net capital, as defined, in excess of the aggregate regulatory requirements, as defined, of $136.2 million.

22. Geographic Information

Segment information

The Combined Company currently operates its business in one reportable segment that of providing integrated voice and electronic brokerage services to the wholesale, inter-dealer markets in a broad range of products and services, including brokerage services for global fixed

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

income securities, equities, futures, foreign exchange, derivatives and other instruments, including complementary proprietary market data offerings.

Geographic information

The Combined Company offers its products and services in the North America (primarily in the United States), Europe (primarily in the United Kingdom) and the Asia-Pacific region. Revenue attribution for purposes of preparing geographic data is principally based upon the marketplace where the financial product is traded, which, as a result of regulatory jurisdiction constraints in most circumstances, may also be representative of the location of the customer generating the transaction resulting in commissionable revenue. Long-lived assets are defined as forgivable loans and other receivables from employees; fixed assets, net of accumulated depreciation; investments; goodwill; other intangible assets, net of accumulated amortization and rent and other deposits. The information that follows, in management’s opinion, provides a reasonable representation of the activities of each region as of and for the periods indicated.

Revenues by geographic area were as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Revenues:
United Kingdom	$529,120	$345,507	$230,105
United States	301,162	321,649	257,279
France	104,939	53,839	12,786
AMEA(1)	152,063	97,999	62,541
Other Europe	17,181	31,308	68,229
Other Americas	13,176	4,440	2,448

Total revenues	$1,117,641	$854,742	$633,388

Long-lived assets by geographic area were as follows (in thousands):

	December 31,
	2007	2006
Long-lived assets:
United Kingdom	$125,613	$112,053
United States	127,184	144,190
France	26,880	17,415
AMEA(1)	16,618	14,720
Other Europe	3,311	7,674
Other Americas	1,037	10,001

Total long-lived assets	$300,643	$306,053

(1)	AMEA reflects revenues and long-lived assets in Africa, Middle East and Asia-Pacific.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

23. Supplemental Balance Sheet Information

The components of certain balance sheet accounts are as follows (in thousands):

	December 31,
	2007	2006
Other assets
Prepaid expenses	$15,038	$21,070
Taxes receivable	16,956	13,834
Licensing and other receivables	3,244	8,157
Rent and other deposits	15,097	7,113
Assets available for sale	—	—
Restricted cash	302	2,129
Other	14,011	8,583

Total other assets	$64,648	$60,886

Accounts payable and accrued liabilities
Taxes payable	$105,415	$92,026
Vacant property provision	6,689	13,518
Accounts payable	4,150	15,059
Accrued expenses	31,342	36,760
Accrued professional fees	17,807	16,180
Litigation reserve	4,846	16,462
Accrued clearance and settlement fees	2,217	2,607
Asset retirement obligation	3,574	3,064
Other	30,807	19,098

Total accounts payable and accrued liabilities	$206,847	$214,774

24. Subsequent Event—Acquisition of Radix Energy

In March 2008, the Combined Company acquired Radix Energy (Singapore) Pte Ltd (“Radix”) for approximately $10 million. Radix is an OTC energy broker based in Singapore. This acquisition enables the Combined Company to offer its clients voice and electronic brokerage services in the world’s energy markets for the first time, with products including crude oil, fuel oil, naptha and middle distillates. Through this acquisition the Combined Company added approximately 30 brokers who continue to be based in Singapore serving clients throughout the region and beyond.

* * * * * * * * *

BGC PARTNERS, INC.

SUPPLEMENTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except for per share data)

(unaudited)

	March 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$218,933	$277,299
Cash segregated under regulatory requirements	2,220	2,683
Reverse repurchase agreements	362,436	148,249
Loan receivable from related party	—	65,000
Securities owned, at fair value	35,070	34,088
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	189,966	221,079
Accrued commissions receivable	177,370	140,887
Forgivable and other loans receivable from employees and partners	68,880	63,304
Fixed assets, net	132,892	137,815
Investments	29,809	12,264
Goodwill	67,826	62,826
Other intangible assets, net	15,111	15,676
Receivable from related parties	137,611	131,811
Other assets	65,022	64,648

Total assets	$1,503,146	$1,377,629

Liabilities, Stockholders’ and Members’ Equity
Accrued compensation	$112,237	$85,470
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers	403,866	270,465
Long-term debt	150,000	196,818
Payable to related parties	105,288	139,500
Accounts payable and accrued liabilities	211,150	206,847
Deferred revenue	18,674	6,852

Total liabilities	1,001,215	905,952
Commitments, contingencies and guarantees (Note 14)	—	—
Minority interest	3,007	2,352
Stockholders’ and members’ equity:
Members’ equity	263,799	235,454
Class A common stock, par value $0.01 per share 200,000 shares authorized; 37,960 and 36,796 shares issued at March 31, 2008 and December 31, 2007, respectively	380	368
Class B common stock, par value $0.01 per share 100,000,000 shares authorized; 31,458 and 30,294 shares outstanding at March 31, 2008 and December 31, 2007, respectively	195	205
Additional paid-in capital	314,955	313,238
Treasury stock, at cost: 6,502 shares of Class A common stock at March 31, 2008 and December 31, 2007, respectively	(62,597)	(62,597)
Retained deficit	(17,808)	(17,282)
Accumulated other comprehensive loss	—	(61)

Total stockholders’ and members’ equity	498,924	469,325

Total liabilities, stockholders’ and members’ equity	$1,503,146	$1,377,629

The accompanying Notes to Supplemental Condensed Consolidated Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

SUPPLEMENTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share data)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Revenues:
Commissions	$254,031	$190,104
Principal transactions	51,896	53,010

Total brokerage revenues	305,927	243,114
Fees from related parties	20,913	10,893
Market data	5,544	4,373
Software solutions	2,083	3,564
Interest income	3,853	9,067
Other revenues	586	2,065

Total revenues	338,906	273,076
Expenses:
Compensation and employee benefits	274,545	158,707
Occupancy and equipment	30,722	29,449
Communications	16,720	14,118
Professional and consulting fees	15,546	9,525
Fees to related parties	6,540	6,356
Selling and promotion	15,235	13,004
Commissions and floor brokerage	3,713	5,378
Interest expense	7,663	9,683
Other expenses	8,031	5,328

Total expenses	378,715	251,548

(Loss) Income from continuing operations before income taxes and minority interest	(39,809)	21,528
Minority interest	654	155
Provision for income taxes	8,070	2,332

Net (loss) income	$(48,533)	$19,041

Per share data:
Basic (loss) earnings per share	$(0.26)	$0.10

Diluted (loss) earnings per share	$(0.26)	$0.10

Basic weighted-average shares of common stock outstanding	184,967	184,283

Diluted weighted-average shares of common stock outstanding	184,967	185,301

The accompanying Notes to Supplemental Condensed Combined Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

SUPPLEMENTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Month Ended March 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(48,533)	$19,041
Adjustments to reconcile net income (loss) to net cash used in operating activities
Compensation related to partner redemptions	84,063	—
Depreciation and amortization	15,123	15,817
Forgivable loan amortization	7,974	9,529
Stock-based compensation	3,515	726
Tax benefit from stock option and warrant exercises	78	22
Excess tax benefit from stock-based compensation	(13)	(14)
Minority interest	654	155
Deferred tax provision	(78)	(138)
Recognition of deferred revenue	(2,611)	(1,152)
Other	3,077	535
Changes in operating assets and liabilities:
Decrease (increase) in cash segregated under regulatory requirements	463	(137)
Increase in securities purchased under agreements to resell	(214,187)	(67,379)
(Increase) decrease in securities owned	(1,067)	35,158
Decrease in receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	31,113	73,066
Increase in accrued commissions receivable, net of allowance for doubtful accounts	(36,483)	(30,399)
(Increase) decrease in receivables from related parties	(13,461)	19,604
Increase in forgivable loans and other receivables from employees	(13,550)	(23,410)
(Increase) decrease in other assets	(5,593)	5,814
Increase in accrued compensation	24,061	16,759
Decrease in securities sold under agreements to repurchase	—	(8,668)
Increase (decrease) in payable to brokers, dealers, clearing organizations, customers and related broker- dealers	133,401	(77,903)
(Decrease) increase in payables to related parties	(110,611)	31,530
Increase in deferred revenue	671	828
Decrease in accounts payable, accrued and other liabilities	(473)	(27,827)

Net cash used in operating activities	(142,467)	(8,443)

(Continued)

BGC PARTNERS, INC.

SUPPLEMENTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

(unaudited)

	Three Month Ended March 31,
	2008	2007
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments of secured Loan by related party	65,000	—
Purchases of fixed assets	(5,805)	(6,980)
Decrease in restricted cash	302	1,322
Capitalization of software development costs	(4,155)	(6,197)
Capitalization of patent defense and registration costs	(520)	(435)
Investment in unconsolidated entities	(980)	—
Purchase of marketable securities	—	(2,229)

Net cash provided by (used in) investing activities	53,842	(14,519)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	76,232	—
Long-term borrowings	150,000	—
Intercompany long-term repayments	(196,818)	—
Repurchase of Class A common stock	—	(373)
Proceeds from exercises of stock options and warrants	1,105	95
Excess tax benefit from stock-based compensation	13	14
Cancellation of restricted stock units in satisfaction of withholding tax requirements	(273)	—

Net cash provided by (used in) financing activities	30,259	(264)
Net increase (decrease) in cash and cash equivalents	(58,366)	(23,226)
Cash and cash equivalents at beginning of period	277,299	130,888

Cash and cash equivalents at end of period	$218,933	$107,662

Supplemental cash information:
Cash paid during the period for taxes	$2,611	$291

Cash paid during the period for interest	$7,761	$9,698

Conversion of Class B common stock into Class A common stock	$10	$—

Contribution of license from Cantor	$18,333	$—

The accompanying Notes to Supplemental Condensed Combined Financial Statements are an integral part of these financial statements.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Organization and Basis of Presentation

On March 31, 2008, Cantor contributed the businesses of the BGC Division to BGC Partners, LLC and its subsidiaries. On April 1, 2008, BGC Partners, LLC merged pursuant to the Agreement and Plan of Merger with and into eSpeed, Inc. (“eSpeed”) which was renamed BGC Partners, Inc. (“BGC Partners,” “BGC” or the “Combined Company”). In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of eSpeed, Inc. were issued. Of these shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed hold the same number and class of shares of eSpeed common stock that they held in eSpeed prior to the merger. Also, on April 1, 2008, eSpeed, Inc. changed its name to BGC Partners, Inc. and its Class A common stock trades on the NASDAQ Global Market under the symbol “BGCP.”

BGC Partners is a global inter-dealer broker specializing in trading financial instruments and related derivative products. BGC Partners provides integrated voice and electronic (“hybrid”) execution and other brokerage services to many of the world’s largest and most creditworthy banks, broker-dealers, investment banks and investment firms for a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments. Through the Combined Company’s eSpeed and BGCantor Market Data brands, BGC Partners also offers financial technology solutions, market data and analytics related to select financial instruments and markets. BGC Partners’ brokerage services include execution, clearing, processing and other back office services. BGC Partners has offices in New York and London, as well as Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Nyon, Paris, Seoul, Singapore, Sydney, Tokyo and Toronto.

The merger has been accounted for as a combination of entities under common control. eSpeed was deemed the acquirer and BGC Partners, LLC was deemed the acquiree. According to Statement of Financial Accounting Standard (“SFAS”) No. 141 Business Combinations, since the merger was a transaction between entities under common control, the assets and liabilities of the BGC Division were transferred at historical cost and the results of operations and cash flows have been reflected in the accompanying unaudited supplemental condensed consolidated financial statements as if the merger occurred as of the earliest period presented.

BGC Partners’ unaudited supplemental condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from this report as is permitted by SEC rules and regulations. However, BGC Partners believes that the disclosures are adequate to make the information presented not misleading. This report should be read in conjunction with the audited supplemental consolidated financial statements and notes for the year ended December 31, 2007 included in this prospectus.

The accompanying unaudited supplemental condensed consolidated financial statements contain all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the Supplemental Condensed Consolidated Financial Condition, the

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Condensed Consolidated Statements of Operations, and the Supplemental Condensed Consolidated Statements of Cash Flows of the Combined Company for the interim periods presented. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of results to be expected for the entire fiscal year, which will end on December 31, 2008.

Recently Adopted Accounting Pronouncements:

SFAS No. 157:    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day-one gain or loss on derivative contracts where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. BGC Partners adopted the provisions of SFAS 157 when they became effective on January 1, 2008.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

•	Level 1 Measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 Measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 Measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, BGC Partners separates its financial instruments owned and its financial instruments sold, but not yet purchased into two categories: cash instruments and derivative contracts.

•

Cash Instruments—BGC Partners’ cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations, and active listed equities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Combined Company does not adjust the quoted price for such instruments, even in situations where the Combined Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most investment-grade and high-yield corporate bonds, other sovereign government obligations, money market securities, and less liquid listed equities, state, municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy.

•

Derivative Contracts—BGC Partners’ derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives, typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. BGC Partners generally values exchange-traded derivatives using the closing price of the exchange-traded derivatives. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within level 2 of the fair value hierarchy.

See Note 2 for further information on SFAS 157.

SFAS No. 159:    In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for BGC Partners as of January 1, 2008. On January 1, 2008, BGC Partners adopted the fair value option for its available-for-sale securities. The change in fair value of these instruments is recorded in Principal Transaction Revenues. As a result, the related unrealized loss of $61,000 for the year ended December 31, 2007 was reclassified from accumulated other comprehensive loss to beginning accumulated deficit, as a cumulative effect adjustment.

New Accounting Pronouncements:

SFAS No. 141(R):    In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consideration. SFAS 141(R) is effective as of January 1, 2009. Early adoption is not permitted. BGC Partners is currently evaluating the potential impact of adopting SFAS 141(R) on its combined financial statements.

SFAS 160:    In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment to ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective as of January 1, 2009. Early adoption is not permitted. BGC Partners is currently evaluating the potential impact of adopting SFAS 160 on its combined financial statements.

SFAS No. 161:    In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. BGC Partners is currently evaluating the potential impact of adopting SFAS 161.

2. Fair Value of Financial Assets and Liabilities

The following table sets forth BGC Partners’ financial assets, including those pledged as collateral; and financial liabilities at fair value. At any point in time, the Combined Company may use cash instruments as well as derivatives to manage a long or short risk position (in thousands).

	March 31, 2008
	Assets	Liabilities
Commercial paper, certificates of deposit, time deposits and other money market instruments	$138	$—
Sovereign obligations	30,219	—
Equities and convertible debentures	4,713	—
Derivative contracts	959	810

Total	$36,029	$810

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under SFAS 157 at March 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 1 for further information on the fair value hierarchy.

	Assets at Fair Value at March 31, 2008 (in thousands)
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$—	$138	$—	$—	$138
Sovereign obligations	—	30,219	—	—	30,219
Equities and convertible debentures	4,713	—	—	—	4,713
Derivative contracts	—	959	—	—	959

Total assets at fair value	$4,713	$31,316	$—	$—	$36,029

	Liabilities at Fair Value at March 31, 2008 (in thousands)
	Level 1	Level 2	Level 3	Netting and Collateral	Total

Commercial paper, certificates of deposit, time deposits and other money market instruments	$—	$—	$—	$—	$—

Sovereign obligations	—	—	—	—	—

Equities and convertible debentures	—	—	—	—	—

Derivative contracts	—	810	—	—	810

Total liabilities at fair value	$—	$810	$—	$—	$810

3. Securities Owned

The Combined Company allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, attracting additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. Unmatched principal transactions were $35.1 million at March 31, 2008 and $34.1 million at December 31, 2007.

Securities owned consisted of the following (in thousands):

	March 31, 2008	December 31, 2007
Sovereign obligations	$30,219	$30,511
Other	4,851	3,577

	$35,070	$34,088

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2008, the Combined Company had pledged $30.5 million of securities owned as collateral consisting primarily of sovereign obligations. These securities were pledged to satisfy deposit requirements at various exchanges or clearing organizations. As of December 31, 2007, the Combined Company had pledged $31.4 million of securities owned as collateral. These securities were pledged to satisfy deposit requirements at various exchanges or clearing organizations and $20.8 million was used as collateral in Reverse Repurchase Agreements (as defined below).

4. Collateralized Transactions

Securities purchased under agreements to resell (“Reverse Repurchase Agreements”) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold including accrued interest.

For Reverse Repurchase Agreements, it is the Combined Company’s policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Combined Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain Reverse Repurchase Agreements are with Cantor (see Note 7, Related Party Transactions, for more information regarding these agreements). As of March 31, 2008, the Combined Company had received U.S. Government and agency securities as collateral with a fair value of $364.7 million, of which $22.8 million was repledged to exchanges or clearing organization to fulfill the deposit requirements. As of December 31, 2007, the Combined Company had received U.S. Government and agency securities as collateral with a fair value of $89.7 million, of which $28.3 million was repledged to exchanges or clearing organizations to fulfill the deposit requirements. Of the $28.3 million repledged to exchanges or clearing organization, $20.8 million pertained to Reverse Repurchase Agreements was with Cantor.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

The receivables from and payables to brokers, dealer, clearing organizations, customers and related broker-dealers consisted of the following (in thousands):

	March 31, 2008	December 31, 2007
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to deliver	$60,466	$93,146
Open derivative contracts	959	23,094
Receivables from clearing organizations	86,253	81,574
Other receivables from brokers, dealers and customers	42,288	23,265

Total	$189,966	$221,079

Payables to brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to receive	$26,428	$88,873
Net pending trades	322,390	56,231
Open derivative contracts	810	23,450
Payables to clearing organizations	36,335	23,747
Other payables to brokers, dealers and customers	17,903	78,164

Total	$403,866	$270,465

A portion of these receivables and payables is with Cantor (see Note 7, Related Party Transactions, for additional information related to these receivables and payables).

Substantially all open fail to deliver and fail to receive transactions as of March 31, 2008 have subsequently settled at the contracted amounts.

6. Derivatives

BGC Partners has both OTC and exchange-traded derivative contracts. These derivative contracts primarily consist of bond futures, commodities, interest rate and foreign exchange futures, options, forwards and swaps. BGC Partners enters into derivative contracts to facilitate client transactions, to hedge principal positions and to facilitate hedging activities of affiliated companies. Open derivative contracts are recognized at the fair value of the related assets and liabilities as part of “Receivables from or payables to brokers, dealers, clearing organizations, customers and related broker dealers” on the accompanying Supplemental Condensed Consolidated Statements of Financial Condition.

Fair values of derivative contracts are determined from quoted market prices or other public price sources. BGC Partners does not designate any derivative contracts as hedges for accounting purposes. The change in fair value of derivative contracts is reported as part of “Principal transactions” on the accompanying Supplemental Condensed Consolidated Statements of Operations.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of derivative financial instruments, computed in accordance with BGC Partners netting policy, is set forth below (in thousands):

	March 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$435	$428	$110	$98
Swap agreements	524	382	22,503	22,975
Futures	—	—	328	224
Option contracts	—	—	153	153

Total	$959	$810	$23,094	$23,450

Transactions with off-balance-sheet risk are primarily short-term in duration. At March 31, 2008 and December 31, 2007, the notional amounts of derivative instruments used for trading purposes were $335.7 million and $2.2 billion, respectively. These contracts had remaining maturities of less than one year.

A portion of BGC Partners derivative contracts is with Cantor. The fair value of derivative financial instruments with Cantor is set forth below (in thousands):

	March 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$333	$206	$78	$—
Swap agreements	524	382	3,282	4,734
Futures	—	—	328	224

Total	$857	$588	$3,688	$4,958

At March 31, 2008 and December 31, 2007, the notional amounts outstanding for derivative contracts with Cantor totaled $324.7 million and $933.5 million, respectively.

The following table summarizes the credit quality of BGC Partners trading-related derivatives by showing counterparty credit ratings, excluding derivative contracts with Cantor, for the replacement cost of contracts in a gain position at March 31, 2008.

Rating(a)	Net Replacement Cost (in thousands):
A	$49
Other(b)	53

(a)	Credit ratings based on Standard & Poor’s.
(b)	“Other” indicates counterparties’ for which no credit rating was available from an independent third-party source. It does not necessarily indicate that the counterparties’ credit is below investment grade.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Related Party Transactions

Administrative Services

BGC Partners provides certain administrative support services to Cantor and its affiliates and Cantor provides certain administrative services to BGC Partners. Cantor also provides certain introductory, clearing, settlement, and technology services to BGC Partners and BGC Partners may provide clearing and execution services to Cantor in the future. Since Cantor holds a significant interest in BGC Partners, such transactions among and between Cantor and BGC Partners are on a basis that might not be replicated if such service arrangements were between, or among, unrelated parties.

For the periods ending March 31, 2008 and 2007, BGC Partners was charged $16.2 million and $14.1 million, respectively, for the services provided by Cantor and its affiliates. These charges are included as part of “Fees to related parties” on the accompanying Supplemental Condensed Consolidated Statements of Operations. For the periods ending March 31, 2008 and 2007, BGC Partners recognized revenue for the services it provides to Cantor and its affiliates of $16.5 million and $10.9 million, respectively. These revenues are included as part of “Fees from related parties” on the accompanying Supplemental Condensed Consolidated Statements of Operations.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

In Europe and the United States, certain trades executed by BGC Partners are cleared and settled by Cantor. Additionally, in the United Kingdom, BGC Partners places certain trades on behalf of Cantor and its affiliates.

Amounts due from or to Cantor for undelivered securities or open derivative contracts are included as part of “Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker dealers” on the accompanying Supplemental Condensed Consolidated Statements of Financial Condition. As of March 31, 2008 and December 31, 2007, BGC Partners had receivables from Cantor of $0.9 million and $3.7 million, respectively. Additionally, as of March 31, 2008 and December 31, 2007, BGC Partners had payables to Cantor of $0.6 million and $5.0 million, respectively.

Forgivable Loans and Other Receivables from Employees

BGC Partners has entered into various agreements with certain of its employees whereby these employees receive forgivable loans. As of March 31, 2008 and December 31, 2007, the unamortized balance of these forgivable loans was $63.7 million and $55.8 million, respectively. These forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Supplemental Condensed Consolidated Statements of Financial Condition. Amortization expense for these forgivable loans for the three months ended March 31, 2008 and 2007 was $8.0 million and $9.5 million, respectively. Amortization expense for forgivable loans is included as part of “Compensation and employee benefits” on the accompanying combined Supplemental Condensed Consolidated Statements of Operations.

Additionally, from time to time, BGC Partners may enter into agreements with employees to grant bonus and salary advances or other types of loans that are non-forgivable. These

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

advances and loans are repayable in the timeframes outlined in the underlying agreements. As of March 31, 2008 and December 31, 2007, the balance of these advances and non-forgivable loans was $5.2 million and $7.5 million, respectively. These advances and non-forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Supplemental Condensed Consolidated Statements of Financial Condition.

Securities Purchased Under Agreements to Resell

From time to time, BGC Partners enters into overnight Reverse Repurchase Agreements with Cantor, whereby they receive government or eligible equity securities as collateral. As of March 31, 2008 and December 31, 2007, the Combined Company had $362.4 million and $140.7 million, respectively, of Reverse Repurchase Agreements with Cantor, of which the fair value of the collateral received from Cantor was $364.7 million and $143.2 million, respectively.

Related Party Loan from Cantor

On July 26, 2007, the Company entered into a Secured Promissory Note and Pledge Agreement (the “Secured Loan”) with Cantor in which the Company agreed to lend to Cantor up to $100 million (the “Secured Loan Amount”) on a secured basis from time to time. The Secured Loan is guaranteed by a pledge of Class A common stock or Class B common stock owned by Cantor equal to 125% of the outstanding Secured Loan amount, as determined on a next day basis. The Secured Loan bears interest at the market rate for equity repurchase agreements plus 0.25% and is payable on demand. The Secured Loan was approved by the Company’s Audit Committee. At March 31, 2008 and December 31, 2007, the outstanding balance of the Secured Loan was $0 and $65 million, respectively.

Notes Payable

Historically, the BGC Partners had various subordinated loans and notes payable outstanding to Cantor. At December 31, 2007, the amount of outstanding notes payable to Cantor was $196.8 million. All of these notes were repaid upon BGC’s separation from Cantor on March 31, 2008.

BGC Partners incurred interest expense related to the notes payable to Cantor of $4.0 million and $5.0 million for the three months ended March 31, 2008 and 2007, respectively. Interest expense related to these notes is recorded as part of “Interest expense” on the accompanying Supplemental Condensed Consolidated Statements of Operations.

Partnership Units

Cantor provided awards to certain employees of the Combined Company in the form of grant units in Cantor (“grant units”). Grant units entitled the employees to participate in quarterly distributions of Cantor’s net income and to receive certain post-termination payments. Grant units vest immediately upon receipt by the employee. See Note 12, Stock-Based Compensation, for more information regarding treatment of the grant units.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Investment and Joint Venture

Investments consisted of the following (in thousands):

	March 31, 2008	December 31, 2007
ELX (as defined below)	$17,465	$—
Freedom International Brokerage	9,929	9,913
Aqua Securities, L.P.	1,582	1,529
EIP Holdings	828	819
Tradespark	3	3

Total long-lived assets	$29,808	$12,264

ELX Futures, L.P.

On December 21, 2007, the Company and 11 other leading financial institutions announced the formation of a limited partnership that will establish a fully-electronic futures exchange. The Company will hold approximately 25% interest in the exchange’s operating limited partnership, ELX Futures, L.P. and its holding company general partner, ELX Futures Holdings, LLC (combined “ELX”). Assuming the Company maintains its present ownership percentage, it will be entitled to approximately 25% of distributions from each entity. The Company has also entered into a technology services agreement with ELX pursuant to which the Company will provide a software technology license, monthly maintenance support and other technology services as requested by ELX. In conjunction with this transaction, the Company recorded an investment and deferred revenue of approximately $18.3 million in January 2008. The deferred revenue is being amortized over the license agreement term of four years. In addition, the Company will receive approximately $1.1 million per month for providing maintenance services to support the trading platform. For the three months ended March 31, 2008, approximately $4.4 million was recognized in income and is included under the caption “Software Solutions from related parties” in the accompanying Supplemental Condensed Consolidated Statements of Operations.

For the three months ended March 31, 2008 and 2007, the Company’s share of ELX’s net loss was approximately $0.9 million and $0 respectively, and is included under the caption “Other expenses” in the accompanying Supplemental Condensed Consolidated Statements of Operations.

9. Goodwill and Other Intangible Assets

In March 2008, the BGC Partners acquired Radix Energy (Singapore) Pte Ltd (“Radix”) for $5.0 million in cash. Radix is an OTC energy broker based in Singapore. This acquisition will enable BGC Partners to offer its clients voice and electronic brokerage services in the world’s energy markets for the first time, with products including crude oil, fuel oil, naptha and middle distillates. Through this acquisition, BGC Partners added approximately 30 brokers who continue to be based in Singapore serving clients throughout the region and beyond. In addition certain employees of Radix received awards of equity instruments with an estimated fair value of $5.0 million issued upon closing of the merger between BGC and eSpeed. 526,315 REUs were issued to the employees and they vest and become exchangeable into common stock of BGC Partners over time as certain performance goals are met.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The $5.0 million in cash paid was allocated to goodwill. The purchase price allocation is preliminary and is dependent on BGC Partners final analysis of the net assets, including intangibles; which is expected to be completed within the one-year period following the consummation of the acquisition. The results of operations of Radix have been included in BGC Partners’ supplemental condensed consolidated financial statements subsequent to the date of acquisition. Goodwill will not be amortized but will be reviewed annually for impairment, or more frequently if impairment indicators arise, in accordance with SFAS 142.

The changes in the carrying amount of goodwill at March 31, 2008 is as follows (in thousands):

Balance at December 31, 2007	$62,826
Radix acquisition	5,000

Balance March 31, 2008	$67,826

Other intangible assets consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007
Definite life intangible assets:
Patents	$32,995	$32,474
Customer base/relationships	11,464	11,464
Internally developed software	5,722	5,722
Covenant not to compete	1,628	1,628
Trademarks	1,315	1,315

Total gross definite life intangible assets	53,124	52,603
Accumulated amortization	(39,513)	(38,427)

Net definite life intangible assets	13,611	14,176

Horizon license	1,500	1,500

Total net intangible assets	$15,111	$15,676

Amortization expense for the three months ending March 31, 2008 and 2007 was $1.1 million and $1.8 million, respectively. Intangible amortization is included as part of “Occupancy and equipment” in the accompanying Supplemental Condensed Consolidated Statements of Operations.

10. Long-Term Notes

On March 31, 2008, BGC Partners entered into a Note Purchase Agreement in which it authorized the issue and sale of $150.0 million principal amount of its Senior Notes to a number of investors. The Notes are due April 1, 2010, with interest payable semiannually at the rate of 5.19% per annum. The Notes are subject to certain covenants, including debt covenants that require that BGC Partners’ consolidated debt not exceed 55% of its consolidated capitalization. BGC Partners did not record any interest expense on these notes for the period ended March 31, 2008.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Stock Repurchase Program

BGC Partners’ Board of Directors has authorized the repurchase of up to $100 million of outstanding Class A common stock. During the three months ended March 31, 2008 and 2007, BGC Partners did not repurchase any shares of the Company’s Class A common stocks under this plan. At March 31, 2008, BGC Partners has approximately $58.2 million remaining from its $100 million buyback authorization.

12. Stock-Based Compensation

Restricted Stock Units

A summary of the activity associated with restricted stock units is as follows (in thousands):

	Restricted Stock Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)
Balance at December 31, 2007	342,325	$9.79
Granted	—	—
Vested	(20,737)	11.36
Forfeited	(1,273)	11.71

Balance at March 31, 2008	320,315	$9.68	9.61

The fair value of the restricted stock units (“RSUs”) is determined on the date of grant based on the market value of Class A common stock, and is recognized, net of the effect of estimated forfeitures, over the vesting period. The Company uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates.

Upon closing of the merger, on April 1, 2008, BGC Partners, issued approximately 2.2 million RSUs to certain employees and others who provide services to BGC Partners. Approximately 1.0 million of these RSUs, with an aggregate estimated fair value of $7.9 million, vest over a two-year period, with 50% vesting in August 2008 and 2009. Approximately 1.2 million of these RSUs, with an aggregate estimated fair value of $11.9 million, vest over a three-year period, with 33.3% vesting in December 2008, 2009 and 2010.

At March 31, 2008, these RSUs were accounted for as liability awards under SFAS 123R. Total compensation expense related to these RSUs was approximately $2.3 million for the period ended March 31, 2008. No compensation expense related to these RSUs was recorded for the period ended March 31, 2007.

Total compensation expense related to all other restricted stock units before associated income taxes was approximately $0.2 million and $0.4 million for the three months ended March 31, 2008 and March 31, 2007, respectively.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

A summary of the activity associated with stock options is as follows (options in thousands):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregrate Intrinsic Value
Balance at December 31, 2007	15,527	$14.63
Granted	—	—
Exercised	(136)	8.15
Forfeited	(29)	13.10

Balance at March 31, 2008	15,362	14.69	4.9	$19,608,859

Options exercisable at March 31, 2008	15,338	$14.70	4.9	$19,528,800

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s Class A common stock for the 6.0 million options that were in-the-money at March 31, 2008. During the three months ended March 31, 2008 and 2007, the aggregate intrinsic value of options exercised was $0.5 million and $0.1 million, respectively, determined as of the date of option exercise. The exercise prices for these options equaled the closing price of the Company’s Class A common stock on the date of grant of each option. The options generally vest ratably and on a quarterly basis over four years from the grant date. In December 2007, the Board of Directors accelerated the vesting of the majority of outstanding stock options. Therefore, at March 31, 2008, there was approximately $8,000 of total unrecognized compensation expense related to unvested stock options granted under the LT Plan. Total compensation expense related to employee stock options before associated income taxes was approximately $3,500 and $0.4 million for the three months ended March 31, 2008 and 2007, respectively.

Partnership Units

Prior to 2008, Cantor provided awards to certain employees of BGC Partners in the form of grant units in Cantor (“grant units”). Grant units entitled the employees to participate in quarterly distributions of Cantors net income and to receive certain post-termination payments. Grant units awarded to employees of the Division in 2005 vested immediately upon receipt by the employee. Grant units awarded to employees of the Division in 2006 and 2007 generally vested over a four-year period.

In connection with BGC’s separation from Cantor, the unvested portion of the Cantor grant units that had been awarded to individuals whose partnership interests were contributed to BGC Holdings were transferred to BGC Holdings on March 31, 2008.

As of March 31, 2008 and December 31, 2007, the fair value of the grant units held by our employees was $3.0 million and $1.2 million, respectively. As of March 31, 2008 and December 31, 2007, the notional amount of grant units outstanding was $6.3 million and $5.6 million, respectively.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the three months ended March 31, 2008 and 2007, BGC Partners recorded total non-cash compensation expense of $0.2 million and income of $0.1 million, respectively, to account for fair value adjustments.

Restricted Equity Units

On March 31, 2008, BGC Partners granted approximately 1.0 million restricted equity units (“REUs”) to certain employees. Approximately 0.5 million of these REUs, which had an aggregate value of $5.2 million will vest over a three-year period, with 33.3% vesting in December 2008, 2009 and 2010. Approximately 0.5 million of these REUs, which had an aggregate value of $5.0 million were awarded in connection with the acquisition of Radix on March 3, 2008. These REUs will vest over time as certain performance goals of the employees acquired from Radix are met.

In addition, on March 31, 2008, certain executives were granted approximately 0.5 million REUs, which had an aggregate value of $6.0 million. These REUs vested immediately upon grant date.

Compensation expense related to these REUs is recognized over the stated service period. BGC Partners recognized compensation expense of $0.4 million for the period ended March 31, 2008. No compensation expense related to these REUs was recorded for the period ended March 31, 2007.

Business Partner Warrants

A summary of the activity associated with business partner warrants is as follows (warrants in thousands):

	Warrants	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Balance December 31, 2007	1,986	$27.04
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance March 31, 2008	1,986	$27.04	3.2

There was no expense related to the business partner warrants during the three months ended March 31, 2008 and 2007, respectively.

13. Earnings Per Share

SFAS No. 128, Earnings Per Share (“SFAS 128”), establishes standards for computing and presenting earnings per share (“EPS”). SFAS 128 requires the dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of numerators (net income) and denominators (weighted-average shares outstanding) for both basic and diluted EPS in the footnotes. Basic EPS excludes dilution and is computed by dividing net income

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

available to common stockholders by the weighted-average shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of common shares that would then share in the earnings of BGC Partners.

The following is a reconciliation of the basic and diluted earnings per share computations (in thousands, except for per share data):

	Three Months Ended March 31,
	2008	2007
Net (loss) income	$(48,533)	$19,041
Shares of common stock and common stock equivalents
Weighted-average shares used in basic computation(1)	184,967	184,283
Diluted effect of:
Stock options	—	867
Restricted stock units	—	151
Warrants	—	—

Weighted-average shares used in diluted computation(1)	184,967	185,301
(Loss) earnings per share
Basic	$(0.26)	$0.10

Diluted	$(0.26)	$0.10

(1)	The weighted-average shares outstanding have been retroactively restated for all periods to give effect to the shares issued in connection with the merger.

For the three months ended March 31, 2008 and 2007, approximately 9.4 million and 16.4 million securities, respectively, were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive because the exercise price exceeded the average share price for the period.

14. Commitments, Contingencies and Guarantees

Contingencies

In the ordinary course of business, various legal actions are brought and are pending against us in the United States and internationally. In some of these actions, substantial amounts are claimed. BGC Partners is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding BGC Partner’s business, judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with SFAS No. 5, “Accounting for Contingencies” when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of March 31, 2008, BGC Partners had legal reserves of $8.7 million pertaining to employment and competitor-related litigation matters.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Letter of Credit Agreements

BGC Partners has irrevocable uncollateralized letters of credit with various banks that are used in lieu of margin and deposits with clearing organizations. As of March 31, 2008, BGC Partners was contingently liable for $59.2 million under these letters of credit and BGC Partners paid an average fee of .38 % on letters of credit. As of March 31, 2008, BGC Partners did not have any funds available under these letters of credit.

Risk and Uncertainties

BGC Partners generates revenues by providing securities trading and brokerage activities to institutional customers and by executing and, in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction-based. As a result revenues could vary based on the transaction volume of global financial markets. Additionally, financing is sensitive to interest rate fluctuations, which could have an impact on its overall profitability.

Guarantees

BGC Partners provides guarantees to securities clearing houses and exchanges which meet the definition of a guarantee under FASB Interpretations No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Under these standard securities and clearinghouse and exchange membership agreements, members are required to guarantee, collectively, the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. In the opinion of management, BGC Partners’ liability under these agreements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential of being required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded in the accompanying Supplemental Condensed Consolidated Statements of Financial Condition for these agreements.

15. Regulatory Requirements

Many of BGC Partners’ businesses are subject to regulatory restrictions and minimum capital requirements. These regulatory capital requirements may restrict the ability to withdraw capital from subsidiaries.

The regulatory requirements referred to above may restrict the ability to withdraw capital from regulated subsidiaries. As of March 31, 2008, $215.6 million of net assets were held by regulated subsidiaries. These subsidiaries had aggregate regulatory net capital, as defined, in excess of the aggregate regulatory requirements, as defined, of $96.4 million.

BGC PARTNERS, INC.

NOTES TO SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Geographic Information

BGC Partners offers products and services in the United States, Europe and the AMEA region (defined as Africa, Middle East and Asia-Pacific). At March 31, 2008 the United Kingdom and France were the only individual foreign countries that account for more than 10% of total revenues and long-lived assets.

Information regarding revenues for the three months ended March 31, 2008 and 2007, respectively, and information regarding long-lived assets (defined as forgivable loans, fixed assets, net of accumulated depreciation, investment, goodwill, other intangible assets, net of accumulated amortization and rent and other deposits) in geographic areas as of March 31, 2008 and December 31, 2007, respectively, are as follows (in thousands):

	Three Months Ended March 31,
	2008	2007
Revenues:
United Kingdom	$140,734	$117,424
United States	108,697	91,749
France	36,416	25,458
AMEA	46,910	31,793
Other Europe	4,753	5,410
Other Americas	1,396	1,242

Total revenues	$338,906	$273,076

	March 31, 2008	December 31, 2007
Long-lived assets:
United Kingdom	$122,780	$125,613
United States	126,339	127,184
France	28,029	26,880
AMEA	22,654	16,618
Other Europe	3,176	3,311
Other Americas	998	1,037

Total long-lived assets	$303,976	$300,643

BGC DIVISION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the management of BGC Division,

We have audited the accompanying combined statements of financial condition of BGC Division (the “Division”) as of December 31, 2007 and 2006, and the related combined statements of operations, cash flows, and changes in net assets for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Division’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Division is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Division’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of BGC Division at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, on April 1, 2008 the Division was a party to a business combination of entities under common control.

As discussed in Note 2 to the combined financial statements, in 2006 the Division changed its method of accounting for share-based payments to conform to Statement of Financial Accounting Standard No. 123R, Share-Based Payment.

/s/    Deloitte & Touche LLP

New York, New York

April 16, 2008

BGC DIVISION

COMBINED STATEMENTS OF FINANCIAL CONDITION

(in thousands)

	December 31,
	2007	2006
Assets
Cash and cash equivalents	$239,248	$109,050
Cash segregated under regulatory requirements	2,683	4,119
Securities purchased under agreements to resell	88,443	34,046
Securities owned:
Pledged as collateral	31,434	28,234
Unencumbered	301	40,767
Receivable from brokers, dealers, clearing organizations, customers and related broker-dealers	221,079	452,925
Accrued commissions receivable, net of allowance for doubtful accounts	140,887	113,783
Receivable from related parties	15,163	82,104
Forgivable loans and other receivables from employees	63,304	53,012
Fixed assets, net	76,558	78,114
Investments	9,913	9,776
Goodwill	50,642	55,044
Other intangibles, net	10,098	9,621
Other assets	51,932	47,271

Total assets	$1,001,685	$1,117,866

Liabilities and Net Assets
Accrued compensation	$81,510	$49,319
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers	270,465	410,834
Payables to related parties	144,649	112,710
Securities sold under agreements to repurchase	—	25,313
Long-term debt to related parties	196,818	248,896
Accounts payable, accrued and other liabilities	177,712	191,078

Total liabilities	871,154	1,038,150
Commitments, contingencies and guarantees (Note 15)	—	—
Minority interest	9,416	7,043
Net assets	121,115	72,673

Total liabilities and net assets	$1,001,685	$1,117,866

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

BGC DIVISION

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Revenues:
Commissions	$715,064	$512,075	$343,327
Principal transactions	205,049	134,939	119,586
Fees from related parties	45,390	22,498	13,059
Market data	18,981	17,409	16,283
Interest income	13,195	21,545	9,048
Other revenues	2,916	19,614	2,432

Total revenues	1,000,595	728,080	503,735
Expenses:
Compensation and employee benefits	580,804	510,893	386,752
Occupancy and equipment	62,630	70,790	43,890
Communications	49,616	47,712	37,214
Professional and consulting fees	46,995	43,906	30,603
Fees to related parties	72,281	47,842	33,277
Selling and promotion	51,186	43,912	33,550
Commissions and floor brokerage	17,975	8,593	7,000
Interest expense	26,251	30,069	13,875
Other expenses	27,524	38,861	21,158

Total expenses	935,262	842,578	607,319

Income (loss) from continuing operations before income taxes and minority interest	65,333	(114,498)	(103,584)
Minority interest	2,373	11	(16)
Provision for income taxes	14,691	(1,843)	(7,634)

Income (loss) from continuing operations	48,269	(112,666)	(95,934)
Loss from discontinued operations	—	(646)	(145)
Income tax (benefit) provision from discontinued operations	—	(4)	28
Cumulative effect of a change in accounting principle	—	(10,080)	—

Net income (loss)	$48,269	$(123,396)	$(96,051)

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

BGC DIVISION

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$48,269	$(123,396)	$(96,051)
Adjustments to reconcile net income (loss) to net cash provided by (used) in operating activities:
Stock-based compensation	4,591	—	—
Depreciation and amortization	29,645	24,584	22,192
Forgivable loan amortization	34,439	37,158	28,397
Grant units	509	31,357	1,089
Minority interest	2,373	11	(16)
Deferred tax provision	1,436	(2,347)	(3,409)
Other	(1,149)	(156)	—
Changes in operating assets and liabilities:
Decrease (increase) in cash segregated under regulatory requirements	1,436	(1,741)	1,156
Increase in securities purchased under agreements to resell	(54,397)	(17,926)	(16,120)
Decrease in securities owned	37,266	447	5,151
Decrease (increase) in receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	231,846	(143,416)	(129,686)
Increase in accrued commissions receivable, net of allowance for doubtful accounts	(27,104)	(19,016)	(15,149)
Decrease (increase) in receivables from related parties	66,941	(39,439)	39,411
Increase in forgivable loans and other receivables from employees	(44,731)	(32,650)	(64,387)
(Increase) decrease in other assets	(5,010)	(8,190)	2,196
Increase (decrease) in accrued compensation	27,600	5,183	(4,412)
Increase (decrease) in securities loaned to related parties	—	(8,201)	8,201
(Decrease) increase in securities sold under agreements to repurchase	(25,313)	20,490	—
(Decrease) increase in payable to brokers, dealers, clearing organizations, customers and related broker-dealers	(140,369)	125,861	109,897
Increase in payables to related parties	31,939	24,739	70,286
(Decrease) increase in accounts payable, accrued and other liabilities	(13,762)	58,746	18,452

Net cash provided by (used in) operating activities	206,455	(67,902)	(22,802)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(24,179)	(38,853)	(38,599)
Payments for acquisitions, net of cash acquired	—	(6,714)	(70,863)
Proceeds from the sale of equities brokerage business to related parties	—	2,556	—

Net cash used in investing activities	(24,179)	(43,011)	(109,462)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	8,098	145,978
Capital withdrawals	—	(1,610)	—
Long-term debt borrowings with related parties	57,000	94,578	154,318
Long-term debt repayments with related parties	(109,078)	—	—
Short-term borrowing repayments	—	(8,470)	(59,880)

Net cash (used in) provided by financing activities	(52,078)	92,596	240,416

Net increase (decrease) in cash and cash equivalents	130,198	(18,317)	108,152
Cash and cash equivalents at beginning of period	109,050	127,367	19,215

Cash and cash equivalents at end of period	$239,248	$109,050	$127,367

Supplemental cash information:
Cash paid during the period for taxes	$6,921	$3,313	$2,911

Cash paid during the period for interest	$26,191	$33,165	$10,680

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

BGC DIVISION

COMBINED STATEMENT OF CHANGES IN NET ASSETS

(in thousands)

Net Assets:

Balance, January 1, 2005	$107,208
Net loss	(96,051)
Capital contributions	145,978
Distributions on grant units	1,089

Balance, December 31, 2005	158,224

Net loss	(123,396)
Capital contributions	8,098
Capital withdrawals deemed dividends	(1,610)
Distributions on grant units	3,125
Grant units—impact of SFAS 123R	28,232

Balance, December 31, 2006	72,673

Net income	48,269
Distribution on grant units	53
Grant units—impact of SFAS 123R	456
Other capital related transactions	(336)

Balance, December 31, 2007	$121,115

The accompanying Notes to Combined Financial Statements are an integral part of these financial statements.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

1. Organization and Basis of Presentation

The BGC Division (“BGC” or “the Division”) is comprised of various wholly-owned subsidiaries, as well as businesses and divisions, of Cantor Fitzgerald, L.P. (“Cantor”). BGC is a global inter-dealer broker specializing in the brokering of over-the-counter (“OTC”) financial instruments and related derivative products. BGC provides integrated voice and electronic execution and other brokerage services to many of the world’s largest and most creditworthy broker-dealers and banks for a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments, as well as market data products for select financial instruments.

In August 2004, Cantor announced the restructuring of its inter-dealer brokerage business, re-naming it “BGC” in honor of B. Gerald Cantor, Cantor’s co-founder and a pioneer in screen brokerage services and fixed income market data products.

On April 1, 2008, BGC Partners, LLC and eSpeed, Inc. (“eSpeed”) merged pursuant to the Agreement and Plan of Merger, dated as of May 29, 2007, as amended as of November 5, 2007 and February 1, 2008, and the surviving entity was renamed “BGC Partners, Inc.” (the “Combined Company”). In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of the Combined Company were issued. Of these shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed hold the same number and class of shares of the Combined Company common stock that they held in eSpeed prior to the merger. The Combined Company’s Class A common stock trades on the NASDAQ Global Market under the symbol “BGCP”.

The accompanying combined financial statements reflect the business and financial condition of the Division on a stand-alone basis, prior to the completion of the merger.

These combined financial statements include the financial statements of wholly-owned entities of Cantor transferred to BGC for all periods presented. The major entities consist of:

•	BGC Administrative Services, L.L.C.,

•	BGC Brokers GP Limited,

•	BGC Brokers, L.P.,

•	BGC Capital Markets (Japan), L.L.C.,

•	BGC Capital Markets (Switzerland) L.L.C.,

•	BGC Financial Group, Inc. formerly known as Maxcor Financial Group, Inc. (“Euro Brokers”) (included since date of acquisition, May 20, 2005),

•	BGC Holdings Turkey L.L.C.,

•	BGC International Holdings, L.P., with the exception of the clearance and settlement business known as Clearspeed, which will remain in Cantor,

•	BGC Partners (Australia) Pty Limited,

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

•	BGC Securities,

•	BGC Securities (Hong Kong) LLC,

•	BGC USA, L.P.,

•	BGCCMLP Holdings L.L.C., and

•	MIS Holdings, L.L.C.

In addition, the accompanying combined financial statements include the assets and liabilities and results of operations of certain divisions and businesses of Cantor transferred to BGC as part of the global restructuring. These divisions and businesses include:

•	Cantor’s BGCantor Market Data division, which is the source of real-time proprietary pricing and data currently derived through eSpeed and BGC for U.S. and European securities and derivatives;

•	Cantor’s investment in Freedom International Brokerage, a Canadian broker-dealer; and

•	Cantor’s North American futures business, which provides execution services for futures and options contracts on the Chicago Mercantile Exchange (“CME”) and the Chicago Board of Trade (“CBOT”).

The restructuring of Cantor’s and BGC’s businesses has been accounted for as a reorganization of entities under common control and, accordingly, the combined financial statements of BGC reflect the historical combined revenues and expenses, assets and liabilities and cash flows of Cantor’s inter-dealer brokerage businesses while operating both as BGC and as part of Cantor in the corporate structure that existed as of the date of these combined financial statements. The accompanying combined financial statements have been presented to reflect the historical results of BGC as it was managed as a division within the Cantor organization.

The accompanying combined financial statements include allocations of certain expenses, including occupancy of office space, utilization of fixed assets, accounting and operations services and information technology from various affiliates, which are included as part of “Fees to related parties” on the accompanying Combined Statements of Operations. These service expense allocations may be higher or lower than the amounts that would be charged by third parties if the Division did not obtain these services from Cantor. All allocations and estimates in these combined financial statements were based on assumptions that management believes were reasonable under the circumstances.

The accompanying combined financial statements include the accounts of the Division, its majority- and wholly-owned subsidiaries and all variable interest entities for which the Division is the primary beneficiary. Investments in which the Division does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method.

The accompanying combined financial statements reflect the elimination of intercompany transactions and account balances within BGC and the divisions or businesses transferred from Cantor.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

2. Summary of Significant Accounting Policies

Use of Estimates:    The preparation of these combined financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these combined financial statements. Management believes that the estimates utilized in preparing these combined financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in these combined financial statements.

Revenue Recognition:    The Division derives its revenues primarily through commissions from brokerage services, the spread between the buy and sell price on matched principal transactions, fees from certain information products and fees from related parties.

Commissions:    Commissions revenues are derived from agency brokerage transactions, whereby the Division connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Principal Transactions:    Principal transactions revenues are primarily derived from matched principal transactions, whereby the Division simultaneously agrees to buy securities from one customer and sell them to another customer. A very limited number of trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer’s execution needs for transactions initiated by such customers, or for the purpose of proprietary trading. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Market Data:    Market data revenues primarily consist of subscription fees and fees from customized one-time sales provided to customers either directly or via third-party vendors. Market data revenues are recognized ratably over the contract term, except for revenues derived from customized one-time sales, which are recognized as services are rendered.

Fees from Related Parties:    Fees from related parties primarily consist of allocations for back-office services provided to Cantor and its affiliates including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Revenues are recognized as earned on an accrual basis.

Cash and Cash Equivalents:    The Division considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated under Regulatory Requirements:    Cash segregated under regulatory requirements represents funds received in connection with customer activities that the Division

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

is obligated to segregate or set aside to comply with regulations mandated by the Financial Services Authority in the United Kingdom (the “FSA”) that have been promulgated to protect customer assets.

Securities Purchased under Agreements to Resell:    Securities purchased under agreements to resell (“Reverse Repurchase Agreements”) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Division to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Division may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain of the Division’s Reverse Repurchase Agreements are with Cantor (see Note 8, Related Party Transactions, for more information regarding these agreements).

Securities Sold under Agreements to Repurchase:    Securities sold under agreements to repurchase (“Repurchase Agreements”) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased, including accrued interest. The Division is generally required to provide collateral with a market value equal to or in excess of the principal amount borrowed under Repurchase Agreements.

Securities Owned:    Securities owned are comprised of positions held in connection with customer facilitation and liquidity trading, as well as securities held for investment purposes. Securities owned are classified as trading and are marked to market daily based on current listed market prices or broker quotes with the resulting gains and losses included in earnings in the current period. Unrealized and realized gains/losses from securities owned in connection with customer facilitation and liquidity trading are included as part of “Principal transactions” on the accompanying Combined Statements of Operations. Unrealized and realized gains/losses from securities held for investment purposes are included as part of “Other revenues” on the accompanying Combined Statements of Operations.

The Division can pledge securities it owns in order to satisfy deposit requirements at various exchanges or clearing organizations, to collateralize secured short-term borrowings to finance inventory positions and to collateralize securities lending arrangements.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers:    Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions which have not settled as of their stated settlement dates, cash held at clearing organizations and exchanges to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations and exchanges. Also included are amounts related to open derivative contracts executed on behalf of the Division’s customers. A portion of the unsettled principal transactions and open derivative contracts that constitute receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers are with related parties (see Note 8, Related Party Transactions, for more information regarding these receivables and payables).

Accrued Commissions Receivables:    Accrued commissions receivables represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivables are presented net of allowance for doubtful accounts of $1.1 million and $0.8 million as of December 31, 2007 and December 31, 2006, respectively. The allowance is based on management’s estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Forgivable Loans and Other Receivables from Employees:    Forgivable loans and other receivables from employees primarily consist of loan contracts between the Division and employees that provide for the return of the loan if employment is severed prior to the termination of the contract. The forgivable loans are stated at historical value net of amortization, which is calculated using the straight-line method over the term of the contract, which is generally two or three years. Also included in forgivable loans and other receivables are advances on bonuses and salaries and other loan contracts that the Division may, from time to time, execute with employees. The Division expects to fully recover the forgivable loans if employees terminate their employment prior to the expiration of the contract, and expects to fully recover other advances and loans as agreed under the contracts. As such, the Division does not have an allowance related to forgivable loans and other receivables from employees (see Note 8, Related Party Transactions, for more information regarding these loans and other receivables).

Fixed Assets:    Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Internal and external direct costs of application development and obtaining software for internal use is capitalized and amortized over three years. Computer equipment is depreciated over lives of three to five years. Leasehold improvements are depreciated over the shorter of their estimated economic useful lives or the remaining lease term. Routine repairs and maintenance are expensed as incurred. When fixed assets are retired or otherwise disposed of, the related gain or loss is included in operating income. The Division has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the long-term composite risk-free interest rate in effect when the liability was initially recognized.

Long-Lived Assets:    The Division periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The Division concluded that there was no impairment of its long-lived assets for the years ended December 31, 2007, 2006 and 2005.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Goodwill and Indefinite Lived Intangible Assets:    Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite lived intangible assets are no longer amortized, but instead are periodically tested for impairment. The Division reviews goodwill and other indefinite lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. The Division performed impairment evaluations for the years ended December 31, 2007, 2006 and 2005, and concluded that there was no impairment of its goodwill or indefinite lived intangible assets.

Income Taxes:    The Division accounts for income taxes using the asset and liability method pursuant to SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of the Division’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in the City of New York. Therefore, the tax liability or benefit related to the partnership’s income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partners’ liability or benefit is not reflected in the Division’s combined financial statements. Certain of the operations that will be contributed to the Division by Cantor, including the BGCantor Market Data division and the North American futures business, are part of partnerships that are subject to the UBT. Therefore, the Division has calculated taxes for these operations as if they were organized as partnerships subject to the UBT. The tax related assets, liabilities, provisions or benefits included in the Division’s combined financial statements also reflect the results of the entities that are taxed as corporations, either in the United States or in foreign jurisdictions.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company’s combined financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the Division as of January 1, 2007. The Division’s adoption of FIN 48 did not have a material impact on the Division’s combined financial statements (see Note 12, Income Taxes, for more information regarding the impact of adopting FIN 48).

The Division files income tax returns in the United States federal jurisdiction and various states, local and foreign jurisdictions. The Division is no longer subject to United States federal, state, local or non-U.S. income tax examination by tax authorities for the years prior to 2003, 1999 and 2000, respectively.

Grant Unit Awards:    Prior to January 1, 2006, the Division accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

(“SFAS 123”). Under that guidance, the Division did not record any compensation expense for the quarterly distribution of net income by Cantor for the grant unit awards. These distributions were recorded as reductions to net assets. Cantor has the liability and obligation to pay out grant awards over the four-year period after a partner terminates his or her employment and fulfils their obligations under Cantor’s limited partnership agreement.

Effective January 1, 2006, the Division adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), using the modified prospective method. Accordingly, grant units are accounted for as liability awards and the Division is required to record an expense for the change in the fair value of the liability awards for each reporting period. The change in fair value of that liability of Cantor is reflected as a non-cash stock-based compensation expense in the Division’s Combined Statements of Operations. In addition, quarterly distributions on such grant units are included in the Division’s compensation expense as a non-cash charge. Under the modified prospective method, the combined financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. The effect of adopting SFAS 123R on January 1, 2006 was a non-cash expense of $10.1 million recorded as a cumulative effect of change in accounting principle.

Foreign Currency Transactions:    The functional currency for the Division’s non-U.S. based operations is the U.S. dollar. Revenues and expenses of the Division’s foreign subsidiaries are remeasured at the average rates of exchange for the period, and assets and liabilities are remeasured at end-of-month-rates of exchange. Gains or losses resulting from these foreign currency remeasurements are included as part of “Other revenues” on the accompanying Combined Statements of Operations.

Derivative Financial Instruments:    Derivative contracts are instruments, such as futures, forwards or swaps contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be listed and traded on an exchange, or they may be privately negotiated contracts, which are often referred to as OTC derivatives. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

The accounting for derivative contracts is established in SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that an entity recognize all derivative contracts as either assets or liabilities in the Combined Statements of Financial Condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net-by-counterparty basis on the accompanying Combined Statements of Financial Condition where management believes a legal right of setoff exists under an enforceable netting agreement.

New Accounting Pronouncements:

SFAS No. 157:    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day-one gain or loss on derivative contracts where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for the Division as of January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Division’s financial condition, results of operations or cash flows.

SFAS No. 159:    In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Division as of January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Division’s financial condition, results of operations or cash flows.

SFAS No. 141(R):    In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirement in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent consideration. SFAS 141(R) is effective for the Division January 1, 2009. Early adoption is not permitted. The Division is currently evaluating the potential impact of adopting SFAS 141(R) on its combined financial statements.

SFAS 160:    In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment to ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for the Division January 1, 2009. Early adoption is not permitted. The Division is currently evaluating the potential impact of adopting SFAS 160 on its combined financial statements.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

3. Financial Instruments and Off-Balance Sheet Risks

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Division holds securities, derivatives and equity investments which are recorded as assets on the accompanying Combined Statement of Financial Condition. The Division is exposed to the risk that securities prices may fluctuate. The Division holds derivative contracts and faces potential market risks related to fluctuations in the interest rates and foreign exchange rates that those derivative contracts are tied to.

Fair Value

Substantially all of the Division’s financial instruments are carried at fair value or amounts which approximate fair value. The fair values of the Division’s financial instruments are based on listed market prices or broker quotes. Changes in the fair value of the Division’s financial instruments are recorded in the Division’s earnings. Declines in the fair market value of the Division’s financial instruments impact the Division’s earnings and could have a material impact on the Division’s financial condition, results of operations and/or cash flows.

Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform its contractual obligations, which could result in losses for the Division. As a securities broker and dealer, the Division is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional investors. A substantial portion of the Division’s transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Division’s exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and currencies transactions can be directly impacted by volatile trading markets, including substantial fluctuations in the volume and price levels of securities and currencies transactions, which may impair the counterparties’ ability to satisfy their obligations to the Division.

The Division has a credit approval process that generally includes verification of key financial information and operating data and anti-money laundering verification checks. Credit approval is granted by a Global Credit Committee, which is comprised of senior management representatives across the Division’s legal, risk, finance, operations and compliance departments. Additionally, counterparty activity is monitored daily, and it is the Division’s policy to periodically review the credit worthiness of each counterparty with which it conducts business.

The Division’s principal transactions are cleared through various clearing organizations. These activities may expose the Division to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations, and the Division has to purchase or sell the financial instrument underlying the contract at a loss. In the event of non-performance, the Division may seek reimbursement for losses from the contracted counterparty. The Division

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

does not anticipate non-performance by counterparties. The Division monitors its credit risk on a daily basis and has a policy of regularly reviewing the credit worthiness of counterparties with which it conducts business.

In 2006, the Division began allowing customers to transact foreign exchange derivatives contracts on margin. The Division requires cash collateral for these transactions. In permitting customers to transact on margin, the Division takes the risk of a market decline that would require a customer to alter the amount of collateral to be deposited. The value of cash collateral held at December 31, 2007 and 2006, of $34.5 million and $52.9 million, respectively was included as part of “Payables to brokers, dealers, clearing organization, customers and related broker-dealers” on the accompanying Combined Statements of Financial Condition.

Off-Balance Sheet Risk

The Division may be exposed to a risk of loss not reflected on these combined financial statements for certain derivative contracts, including exchange-traded futures and foreign exchange options, which represent obligations of the Division to deliver the specified securities at the contracted price; therefore, these derivative contracts may create a liability if purchased in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Division’s cost to liquidate such securities and futures and options contracts may exceed the amount reported on the accompanying Combined Statements of Financial Condition. The majority of the Division’s derivative contracts are short-term in nature.

4. Securities Owned

The Division allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, attracting additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. Securities owned were $31.7 million at December 31, 2007 and $69.0 million at December 31, 2006 and consisted of the following (in thousands):

	December 31
	2007	2006
Government debt	$30,511	$8,020
Corporate bonds	—	60,676
Other	1,224	305

	$31,735	$69,001

As of December 31, 2007, the Division had pledged $31.4 million of securities owned as collateral. These securities were pledged to satisfy deposit requirements at various exchanges or clearing organizations. As of December 31, 2006, the Division had pledged $28.2 million of securities owned as collateral; of these pledged securities, $8.0 million was pledged to satisfy deposit requirements at various exchanges or clearing organizations and $20.2 million was used as collateral in Repurchase Agreements.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

5. Collateralized Transactions

Reverse Repurchase Agreements and Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold or repurchased, including accrued interest.

For Reverse Repurchase Agreements it is the policy of the Division to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Division may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain of the Division’s Reverse Repurchase Agreements are with Cantor (see Note 8, Related Party Transactions, for more information regarding these agreements). As of December 31, 2007, the Division had received government securities as collateral with a fair value of $89.7 million, of which $28.3 million was repledged to exchanges or clearing organizations to fulfill the Division’s deposit requirements, and $61.4 million was used to meet trade settlement obligations. Of the $28.3 million repledged to exchanges or clearing organizations, $20.8 million pertained to Reverse Repurchase Agreements with Cantor. As of December 31, 2006, the Division had received government securities as collateral with a fair value of $34.5 million, of which $29.3 million was repledged to exchanges or clearing organizations to fulfill the Division’s deposit requirements and $5.2 million to collateralize Repurchase Agreements.

The Division is generally required to provide collateral with a market value equal to or in excess of the principal amount borrowed under Repurchase Agreements. As of December 31, 2007, the Division did not enter into any Repurchase Agreements. As of December 31, 2006, the Division used securities owned and Reverse Repurchase Agreements with a total fair market value of $25.4 million to collateralize the Repurchase Agreements.

6. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers primarily represent amounts due for undelivered securities and amounts related to open derivatives contracts, cash held at clearing organizations and exchanges to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations and exchanges.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers consisted of the following (in thousands):

	December 31
	2007	2006
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to deliver	$93,146	$266,770
Net pending trades	—	10,115
Open derivative contracts	23,094	43,635
Receivables from clearing organizations	81,574	95,027
Other receivables from brokers, dealers and customers	23,265	37,378

Total	$221,079	$452,925

Payables to brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to deliver	$88,873	$246,005
Net pending trades	56,231	—
Open derivative contracts	23,450	44,431
Payables to clearing organizations	23,747	30,985
Other payables to brokers, dealers and customers	78,164	89,413

Total	$270,465	$410,834

A portion of these receivables and payables is with Cantor (see Note 8, Related Party Transactions, for additional information related to these receivables and payables).

Substantially all open fail-to-deliver and fail-to-receive transactions as of December 31, 2007 have subsequently settled at the contracted amounts.

7. Derivatives

The Division has both OTC and exchange-traded derivative contracts. These derivative contracts primarily consist of bond futures, commodities, interest rate and foreign exchange futures, options, forwards and swaps. The Division enters into derivative contracts to facilitate client transactions, to hedge principal positions and to facilitate hedging activities of affiliated companies. The Division’s open derivative contracts are recognized at the fair value of the related assets and liabilities as part of “Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers” on the accompanying Combined Statements of Financial Condition.

Fair values of the Division’s derivative contracts are determined from quoted market prices or other public price sources. The Division does not designate any of its derivative contracts as hedges for accounting purposes. The change in fair value of derivative contracts is reported as part of “Principal transactions” on the accompanying Combined Statements of Operations.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The fair value of derivative financial instruments, computed in accordance with the Division’s netting policy, is set forth below (in thousands):

	December 31, 2007		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$110	$98	$5,367	$5,337
Swap agreements	22,503	22,975	37,359	37,584
Futures	328	224	280	72
Option contracts	153	153	629	1,438

Total	$23,094	$23,450	$43,635	$44,431

The Division’s transactions with off-balance-sheet risk are primarily short-term in duration. At December 31, 2007 and December 31, 2006, the notional amounts of derivative instruments used for trading purposes were $2.2 billion and $3.1 billion, respectively. These contracts had remaining maturities of less than one year.

A portion of the Division’s derivative contracts is with Cantor. The fair value of derivative financial instruments with Cantor is set forth below (in thousands):

	December 31, 2007		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$78	$—	$5,282	$5,314
Swap agreements	3,282	4,734	7,684	7,823
Futures	328	224	9	2
Option contracts	—	—	—	—

Total	$3,688	$4,958	$12,975	$13,139

At December 31, 2007 and December 31, 2006, the notional amounts outstanding for derivative contracts with Cantor totaled $933.5 million and $252.3 million, respectively.

The following table summarizes the credit quality of the Division’s trading-related derivatives by showing counterparty credit ratings, excluding derivative contracts with Cantor, for the replacement cost of contracts in a gain position at December 31, 2007.

Rating(a)	Net Replacement Cost (in thousands)
A	$18,600
Other(b)	20,536

(a)	Credit ratings based on Standard & Poor’s.
(b)	“Other” indicates counterparties’ for which no credit rating was available from an independent third-party source. It does not necessarily indicate that the counterparties’ credit is below investment grade.

8. Related Party Transactions

The Division shares revenues with Cantor and its affiliates. The Division provides certain administrative support services to Cantor and its affiliates and Cantor provides certain

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

administrative services to us. In addition, Cantor provides certain introducing, clearing and settlement services to the Division and the Division may provide clearing and execution services to Cantor in the future.

Since Cantor holds a controlling interest in the Division and holds a significant interest in eSpeed, such transactions among and between the Division and Cantor and eSpeed are on a basis that might not be replicated if such services or revenue sharing arrangements were between, or among, unrelated parties.

Administrative Services and Joint Services Agreements

In the United States, Cantor provides BGC with administrative services and other support for which Cantor charges BGC based on the cost of Cantor providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources and legal services. In addition, under the Amended and Restated Joint Services Agreement, which was amended as of October 1, 2005 (the “JSA”), between Cantor and eSpeed, eSpeed provides network, datacenter and other technology services to BGC for which eSpeed charges BGC commensurate with the cost of providing them. For the years ended December 31, 2007, 2006 and 2005, BGC was charged $33.8 million, $18.0 million, $8.8 million, respectively. These charges are included as part of “Fees to related parties” on the accompanying Combined Statements of Operations.

On December 21, 2006 the Division established Tower Bridge International Services L.P. (“Tower Bridge”) into which it transferred, as of the beginning of January 2007, all of its current U.K. administrative employees and operations. The Division owns 52% of the Tower Bridge and consolidates it. Cantor owns 48% of Tower Bridge and pays Tower Bridge actual costs for the services provided to it plus a mark-up currently at 7.5%. The Division recognizes minority interest for the investment held by Cantor. Similar to previous administrative service agreements, BGC provides certain international subsidiaries of Cantor with administrative services and other support for which BGC charges Cantor based on the cost of providing such services plus a mark-up currently at 7.5%. Such support includes allocations for occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services. For the years ended December 31, 2007, 2006 and 2005, BGC recognized related party revenues of $45.4 million, $22.5 million and $13.1 million respectively. These revenues are included as part of “Fees from related parties” on the accompanying combined statements of operations. At December 31, 2007, minority interest for Cantor’s share of the cumulative net income in Tower Bridge was $2.4 million. Cantor’s minority interest is included as part of “Minority interest” on the accompanying Combined Statements of Financial Condition.

The services provided under the JSA and by Tower Bridge are related party services because Cantor controls the Division. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Division did not obtain such services from Cantor. Management believes that the allocation of such costs are reasonable.

eSpeed owns and operates electronic trading systems and under the JSA and is responsible for providing trading technology to support BGC. The Division and eSpeed share selected

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

revenues under the JSA on a pre-determined schedule based on various factors, including the kind of brokerage services provided by the Division, the nature of the marketplace in which a transaction is effected, and the kind of financial product. For fully-electronic transactions in U.S. Treasuries, Japanese Government Bonds and foreign exchange, eSpeed receives 65% of the transaction revenues. For fully-electronic transactions in European Government Bonds, eSpeed receives 65% of the first $1.5 million in transaction revenues and up to 50% of subsequent transaction revenues in a calendar year. For electronic transactions in other products, eSpeed receives 7% of the transaction revenues. For voice-assisted transactions, eSpeed receives 2.5% of the transaction revenues. The Division recognized commission and principal transaction revenues totalling $920.1 million, $647.0 million and $462.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Substantially all of these revenues relate to revenue sharing arrangements with eSpeed. The Division recognized expenses of $38.5 million, $29.8 million and $24.5 million in relation to these revenue sharing arrangements with eSpeed for the years ended December 31, 2007 and 2006, respectively. These expenses are included as part of “Fees to related parties” on the accompanying Combined Statements of Operations.

The Division has payables to related parties which represent amounts due to Cantor for administrative services and other support provided, and amounts payable for net assets transferred from Cantor. The Division also has receivables from related parties which represent uncollateralized advances and amounts due from affiliates as reimbursement for support services provided. The Division has outstanding receivables from related parties as of December 31, 2007 and 2006 of $15.2 million and $82.1 million, respectively, and payables to related parties as of December 31, 2007 and 2006 of $144.6 million and $112.7 million, respectively. Included in payables to related parties at December 31, 2007 and 2006 was a demand loan to Tower Bridge from Cantor in the amount of $4.5 million with an interest rate of U.S. London Interbank Offered Rate (“LIBOR”) plus 2%. The proceeds of the loan were used to establish Tower Bridge.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

In Europe and in the United States, the Division executes trades on behalf of its customers for financial futures products. These products trade and are settled on the CME and the CBOT. As no BGC entity is a clearing member of either futures exchange, the executed transactions are cleared and settled on behalf of BGC customers by Cantor. Additionally, in the United States, equity and corporate and mortgage-backed debt securities brokered by BGC are cleared and settled by Cantor.

In the United Kingdom, BGC acts as the intermediary for derivative trades between Cantor and its affiliates and various securities exchanges, including Eurex and LCM (LIFFE/LME) clearing organizations. BGC has memberships in these exchanges and places the trades at the exchanges on behalf of Cantor and its affiliates.

Amounts due from or to Cantor for undelivered securities or open derivative contracts are included as part of “Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers” on the accompanying Combined Statements of Financial Condition. As of December 31, 2007 and 2006, the Division had receivables from Cantor of $3.7 million and $13.0 million, respectively. Additionally, as of December 31, 2007 and 2006, the Division had payables to Cantor of $5.0 million and $13.1 million, respectively.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Forgivable Loans and Other Receivables from Employees

The Division has entered into various agreements with certain of its employees whereby these employees receive forgivable loans. As of December 31, 2007 and 2006, the unamortized balance of these forgivable loans was $55.8 million and $46.0 million, respectively. Amortization expense for these forgivable loans for the years ended December 31, 2007, 2006 and 2005 was $34.4 million, $37.2 million and $28.4 million, respectively. Amortization expense for forgivable loans is included as part of “Compensation and employee benefits” on the accompanying Combined Statements of Operations.

Additionally, from time to time, the Division enters into agreements with employees whereby the Division grants bonus and salary advances or other types of loans that are non-forgivable. These advances and loans are repayable to the Division in the time frames outlined in the underlying agreements. As of December 31, 2007 and 2006, the balance of these advances and non-forgivable loans was $7.5 million and $7.0 million, respectively. These advances and non-forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Combined Statements of Financial Condition.

Securities Purchased Under Agreements to Resell

From time to time, the Division enters into overnight Reverse Repurchase Agreements with Cantor, whereby BGC receives government securities as collateral. As of December 31, 2007 and 2006, the Division had $80.9 million and $20.2 million, respectively, of Reverse Repurchase Agreements with Cantor, of which the fair value of the collateral received from Cantor was $82.2 million and $20.7 million, respectively.

Notes Payable

The Division had various notes payable outstanding to Cantor at December 31, 2007 and 2006 (see Note 11, Long-term Notes to Related Parties, for more information regarding these loans).

Grant Units

Cantor provides awards to certain employees of the Division in the form of grant units in Cantor (“grant units”). Grant units entitle the employees to participate in quarterly distributions of Cantor’s net income and to receive certain post-termination payments. Grant units awarded to employees of the BGC Division in 2005 vested immediately upon receipt by the employee. Grant units awarded to employees of the BGC Division in 2006 and 2007 generally vest over a four-year period. (See Note 13, Grant Units, for more information regarding the Division’s treatment of the grant units).

9. Investments and Joint Venture

Freedom

Cantor formed a limited partnership (the “Freedom LP”) to acquire an interest in Freedom International Brokerage (“Freedom”), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company, with eSpeed. eSpeed contributed 310,769 shares of its

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Class A common stock, valued at approximately $7.0 million, to the Freedom LP as a limited partner. eSpeed shares in 15.0% of the Freedom LP’s cumulative profits but not in cumulative losses. Cantor contributed 103,588 shares of eSpeed Class A common stock, valued at approximately $2.3 million, as the general partner. Cantor is allocated all of the Freedom LP’s cumulative losses or 85.0% of the cumulative profits. The Freedom LP exchanged the 414,357 shares for a 66.7% interest in Freedom. Cantor contributed its share of the Freedom LP to the Division as part of the global reorganization. The Division consolidates Freedom LP. As of December 31, 2007 and 2006, the Division’s investment in Freedom was $9.9 million and $9.8 million, respectively. Accordingly, the Division recognizes minority interest for the remaining investment held by eSpeed. At December 31, 2007 and 2006, minority interest for the eSpeed share of Freedom was $7.1 million and $7.0 million, respectively. Freedom LP’s sole operations consist of its investment in Freedom, which Freedom LP accounts for as an equity method investment. For the years ended December 31, 2007, 2006 and 2005, Freedom LP’s share of Freedom’s net income (loss) was approximately $0.1 million, $0.1 million and $(0.1) million, respectively. The Division’s share of Freedom’s income and losses is included as part of “Other revenues” on the accompanying Combined Statements of Operations.

Tokyo Venture

As part of the Division’s acquisition of Maxcor Financial Group, Inc. (“Euro Brokers”) in May 2005, it acquired Euro Brokers Switzerland SA (“EBS”), a subsidiary of Euro Brokers. In July 2001, EBS entered into a Silent Partnership Agreement (the “Tokyo Venture”) and an Amended and Restated Business Alliance Agreement with Nittan Capital Group Limited and other entities in the Nittan Group (“Nittan”). Under the terms of those Agreements, EBS invested $0.2 million in the Tokyo Venture in return for 57.25% of its profits (and losses). The Division accounts for its share of the results of operations of the Tokyo Venture as part of “Other revenues” on the accompanying Combined Statements of Operations as non-equity income or loss for contractual arrangements.

On February 6, 2006, EBS gave notice of termination of the Agreements and side letters to Nittan. The date of termination is in dispute. The Tokyo Venture is currently subject to litigation, which the Division does not believe will be material to the Division’s results of operations, financial condition or cash flows.

10. Goodwill and Other Intangible Assets

During 2007, the Division completed its purchase price allocation related to the November 24, 2006 acquisition of Aurel Leven S.A.S. (“Aurel Leven”) an independent inter-dealer broker in Paris, France, active in equities, equity derivatives and fixed income markets. At the time of the acquisition, the Division recorded the assets and liabilities that were acquired through the transaction at fair values.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The initial recorded fair values, purchase price allocation adjustments and final purchase price allocations are as follows (in thousands):

	As Previously Reported	Adjustments	Final Purchase Price Allocation
Assets and Liabilities Acquired
Cash and cash equivalents	$12,600	$—	$12,600
Securities owned, at market value	9,953	—	9,953
Accrued commissions	2,824	—	2,824
Fixed assets, net	1,724	—	1,724
Other assets	1,289	—	1,289
Intangible assets
Customer related intangibles	—	3,120	3,120
Trademark related intangible	65	—	65
Goodwill	7,195	(4,402)	2,793

Total assets acquired	35,650	(1,282)	34,368
Securities sold under agreements to repurchase	4,823	—	4,823
Payable to brokers, dealers, clearing organizations and customers	1,382	—	1,382
Accounts payable, accrued and other liabilities	11,287	(1,282)	10,005

Total liabilities assumed	17,492	(1,282)	16,210

Net assets acquired	$18,158	$—	$18,158

The Division had no significant acquisitions during 2007.

In 2006, the Division acquired AS Menkul Kiymetler A.S. (“AS Menkul”), an established broker in Turkey. AS Menkul is a member of the Istanbul Stock Exchange and, as such, has direct access to the Turkish equities market and the Turkish electronic bond market. Under the terms of the agreement, the Division paid approximately $1.6 million to acquire the net assets of AS Menkul.

The following table summarizes the components of the net assets acquired (in thousands):

Final Purchase Price Allocation
Assets and Liabilities Acquired
Cash and cash equivalents	$425
Accrued commission receivables, net of allowance for doubtful accounts	43
Fixed assets, net	30
Other assets	276
Goodwill	842

Total assets acquired	1,616
Accounts payable, accrued and other liabilities	35

Total liabilities assumed	35
Net assets acquired	$1,581

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The changes in the carrying amount of goodwill at December 31, 2007 and 2006 are as follows (in thousands):

Balance at December 31, 2005	$47,007
Aurel Leven acquisition	7,195
AS Menkul acquisition	842

Balance at December 31, 2006	55,044
Aurel Leven acquisition adjustment	(4,402)

Balance at December 31, 2007	$50,642

Other intangible assets consisted of the following (in thousands):

	December 31
	2007	2006
Gross intangible assets
Customer base/relationships	$11,052	$7,932
Internally developed software	2,890	2,890
Covenant not to compete	1,628	1,628
Trademarks	1,315	1,315

Total gross intangible assets	16,885	13,765
Accumulated amortization	(6,787)	(4,144)

	$10,098	$9,621

For the years ended December 31, 2007, 2006 and 2005, the Division recorded intangible amortization expense of $2.6 million, $2.5 million and $1.6 million, respectively. Intangible amortization expense is included as part of “Occupancy and equipment” on the accompanying Combined Statements of Operations. In the fourth quarter of 2005, the Division decided not to utilize one of the trademarks acquired by Euro Brokers. Accordingly, intangible amortization expense for the year ended December 31, 2005 includes amortization of approximately $0.6 million, relating to trademarks. The Division did not have any accelerated amortization expense related to other intangible assets for the years ended December 31, 2007 and 2006.

At December 31, 2007, expected amortization expense for the definite lived intangible assets for each of these five fiscal years is as follows (in thousands):

Amount
2008	$2,011
2009	2,011
2010	1,674
2011	1,304
2012	1,304

Total	$8,304

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

11. Long-Term Notes to Related Parties

On May 20, 2005, the Division borrowed $75.0 million with a fixed interest rate of 9.22% and an additional $33.3 million with a fixed interest rate of 8.72% from Cantor to provide financing for its acquisition of Euro Brokers. The Euro Brokers Promissory Notes are due May 20, 2012 and can be repaid at any time with no prepayment penalties. Debt repayment may be accelerated for failure to make payments when due or as a result of bankruptcy. Additionally, to finance expansion efforts and ongoing operations, the Division executes subordinated loans with Cantor. These subordinated loans are long-term notes that bear interest at the six-month LIBOR plus an additional 2%. The interest rates are reset semi-annually. The Division had outstanding subordinated loans to Cantor of $88.5 million and $140.6 million as of December 31, 2007 and 2006, respectively. The rates on these loans ranged from 6.65% to 7.57%. The maturities of these loans range from April 2008 to December 2014, and no principal payments are due to be paid until maturity. Debt repayment may be accelerated for failure to make payments when due or as a result of bankruptcy. Debt maturities for the subordinated loans are as follows: $2.5 million is due during the second quarter of 2008; $37.0 million is due during the fourth quarter of 2008; $18.0 million during the first quarter of 2009; $8.0 million during the second quarter of 2014 and $23.0 million during the fourth quarter of 2014.

Long-term notes payable to related parties are summarized as follows (in thousands):

		December 31,
	Maturity	2007	2006
Euro Brokers Promissory Notes	2012	$108,318	$108,318
Other Cantor Notes	2008-2014	88,500	140,578

		196,818	248,896
Less: Current portion		(39,500)	(46,000)

		$157,318	$202,896

The Division incurred interest expense related to long-term notes payable to related parties of $19.3 million, $16.0 million and $7.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest expense for long-term notes payable to related parties is recorded as part of “Interest expense” on the accompanying Combined Statements of Operations. The Division’s long-term notes payable to related parties do not contain financial or operating covenants.

12. Income Taxes

Certain of the Division’s entities are taxed as U.S. partnerships and are subject to UBT in the City of New York. Therefore, the tax liability or benefit related to the partnership’s income or loss, except for UBT, rests with the partners, rather than the partnership entity. As such, the partner’s liability or benefit is not reflected in the Division’s Combined Financial Statements. Certain of the operations that will be contributed to the Division by Cantor, including the Market Data division and the North American futures business, are part of partnerships that are subject to the UBT. Therefore, the Division has calculated taxes for these operations as if they were organized as partnerships subject to the UBT. The tax related assets, liabilities, provisions or benefits included in the Division’s Combined Financial Statements also reflect the results of the entities that are taxed as corporations, either in the United States or in foreign jurisdictions.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The components of the income tax provision (benefit) are summarized below (in thousands):

	Year Ended December 31,
	2007	2006	2005
Current:
U.S. Federal	$102	$—	$—
Foreign	12,106	136	(4,834)
U.S. state and local	146	22	100
UBT/Capital	901	350	481

	13,255	508	(4,253)
Deferred:	1,436	(2,347)	(3,409)

Provision (benefit) for income taxes	$14,691	$(1,839)	$(7,662)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Differences between the Division’s income tax expense (benefit) and the amount calculated utilizing the U.S. federal statutory rate is as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Federal income tax benefit at 34% statutory rate	$3,433	$(4,679)	$(5,576)
State corporate income tax (benefit) expense	(131)	(109)	100
Foreign income tax (benefit) expense, net of federal	14,092	(885)	(8,418)
State capital and City UBT taxes	901	350	481
Other non-deductible/(taxable) items	1,118	1,081	1,017
Tax benefit and federal operating loss not currently recognized	—	3,597	4,734
Tax benefit of foreign and federal net operating loss currently recognized	(4,436)	(774)	—
Other benefit/Rate differential	(286)	(420)	—

Provision (benefit) for income taxes	$14,691	$(1,839)	$(7,662)

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Significant components of the Division’s deferred tax assets and liabilities were as follows (in thousands):

	Year Ended December 31,
	2007	2006
Deferred tax assets:
Fixed Assets	$1,045	$916
Net operating loss carry-forwards	27,608	38,252

Total deferred tax assets	28,653	39,168
Valuation allowance	(27,162)	(35,690)

Net deferred tax assets	1,491	3,478

Deferred tax liability:
Unrealized gain on investment	—	—
Fixed assets	1,828	2,380

Total deferred tax liabilities	1,828	2,380

Net deferred income tax (liability) asset	$(337)	$1,098

The valuation allowance against deferred tax assets was primarily related to currently non-deductible net operating loss carry-forwards where it appears, more likely than not, that such item will not be realized in the future.

As of December 31, 2007, the Division had foreign income tax net operating loss (“NOL”) carryforwards of $98.6 million. $8.0 million of the NOL carryforwards expire in five years and the remaining $90.6 million have no expiration date.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) for the year ended December 31, 2007, is as follows (in thousands):

Amount
Balance—January 1, 2007 (excluding interest and penalties of $650)	$1,882
Decreases in gross unrecognized tax benefits pertaining to tax positions taken during prior years	—
Increases in gross unrecognized tax benefits pertaining to tax positions taken during the current year	—
Decreases in gross unrecognized tax benefits relating to settlements with tax authorities	—
Reductions to gross unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	—

Balance—December 31, 2007 (excluding interest and penalties of $785)	$1,882

The amount of unrecognized tax benefits at December 31, 2007, that, if recognized, would affect the effective tax rate is $1.9 million. Such amount excludes $0.8 million of interest and penalties accrued in the Combined Statements of Financial Condition, of which $0.1 million was recognized in the current year.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

The Division anticipates that the total amount of unrecognized benefits (excluding interest and penalties) will remain unchanged over the next twelve months.

13. Grant Units

Cantor provides grant units to certain employees that entitle the employees to participate in the quarterly distributions of Cantor’s income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee’s termination, provided that the employee has not breached the Cantor Partnership Agreement. The notional amount is determined at the discretion of Cantor’s senior management. Grant units are accounted for by Cantor as liability awards under SFAS 123R. The liability incurred for such grant units is re-measured at the end of every reporting period. The BGC Division is allocated its share of such expense by Cantor relating to grant units that are held by employees of the BGC Division.

As a result of adopting SFAS No. 123R, Share Based Payment (“SFAS 123R”) on January 1, 2006, the Division incurred a non-cash expense of $10.1 million in the first nine months of 2006 in conjunction with the fair value of the liability incurred by Cantor for the grant units that were held by BGC employees. There was no tax impact associated with this charge. Fair value was determined by utilizing the age of each grant unit holder, the expected retirement age and forfeiture rate and discounted using the U.S. Treasury rate zero coupon yield curve at measurement date. The impact of the initial adoption of SFAS 123R is recorded as “Cumulative effect of a change in accounting principle” on the accompanying Combined Statements of Operations. During the third quarter of 2006, Cantor redeemed substantially all of the grant units that were held by BGC employees and the Division recorded non-cash compensation expense of $16.0 million due to the acceleration of the grant award payment of substantially all of the grant awards plus the fair value of the remaining unpaid grant awards. As of December 31, 2006, the remaining fair value of the grant units held by BGC employees were $2.1 million. For the years ended December 31, 2007 and 2006, the Division recorded total non-cash compensation expense for fair value adjustments of $0.5 and $28.2 million, respectively.

As of December 31, 2007 and 2006, the fair value of the grant units held by BGC employees was $2.6 million and $2.1 million, respectively. As of December 31, 2007 and 2006, the notional amount of grant units outstanding was $5.6 million and $6.4 million, respectively.

For the years ended December 31, 2007, 2006 and 2005, the Division recorded expenses relating to grant unit distributions of $0.5 million, $3.1 million and $1.1 million, respectively. Grant unit distributions are included as part of “Compensation and employee benefits” on the accompanying Combined Statements of Operations.

14. Stock-Based Compensation

Restricted Stock Units

During 2007, certain employees of the BGC Division and others who provide services to the BGC Division were informed that they could expect to receive approximately 2.2 million RSUs in the Combined Company with an aggregate estimated fair value of approximately $19.8 million, which were issued upon closing of the merger. Each RSU is convertible into one share of the Combined Company’s Class A common stock upon completion of the vesting period.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Approximately 1.0 million of these RSUs with an aggregate estimated fair value of approximately $7.9 million vest over a two-year period, with 50% vesting at each of the anniversary dates. Approximately 1.2 million of these RSUs with an aggregate estimated fair value of approximately $11.9 million vest over a three-year period, with 33.3% vesting at each of the anniversary dates. At December 31, 2007, these RSUs were accounted for as liability awards under SFAS 123R.

The estimated fair value of the RSUs is determined based on the market value of eSpeed’s Class A common stock as of the reporting date until the RSUs are granted upon closing of the merger, at which time the fair value is determined based on the market value of the Combined Company’s Class A common stock at merger date. The fair value of the RSUs is recognized net of the effect of estimated forfeitures over the vesting period. The BGC Division uses historical data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates.

Total compensation expense related to the RSUs that were issued upon closing of the merger, before associated income taxes, was approximately $1.8 million for the year ended December 31, 2007. No compensation expense related to these RSUs was recorded for the years ended December 31, 2006 and 2005.

REUs

The BGC Division provides REUs (“REUs”) to certain employees. These REUs, which were issued upon the closing of the merger, entitle the holder to participate in distributions of BGC Holdings’ income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the holder’s termination provided that the holder has not engaged in any competitive activity with the BGC Division, Cantor or its affiliates prior to the date each payment is due. These REUs may also be exchangeable for Class A common stock for the Combined Company in accordance with the terms and conditions of the grant of such REUs. REUs are accounted for by the BGC Division as liability awards under SFAS 123R. The liability incurred for such REUs is remeasured at the end of every reporting period.

In the fourth quarter of 2007, certain employees of the BGC Division were informed that they could expect to receive approximately 0.5 million REUs with an aggregate value of $4.6 million, which were issued upon the closing of the merger, in lieu of a portion of their discretionary bonuses for 2007 and 2008. These REUs vest over a three-year period, with 33.3% vesting on each of the anniversary dates. In addition, in the fourth quarter of 2007, certain executives of the BGC Division were informed that they could expect to receive approximately 0.6 million REUs with and aggregate value of $6.7 million, which were issued upon the closing of the merger, in lieu of a portion of their discretionary bonus for 2007 and/or their discretionary bonus for 2008. These REUs vest immediately upon the closing of the merger. Compensation expense for each of these awards is recognized over the stated service period.

Total compensation expense related to the REUs, before associated income taxes, was approximately $2.8 million for the year ended December 31, 2007. No compensation expense related to REUs was recorded for the years ended December 31, 2006 and 2005.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

15. Commitments, Contingencies and Guarantees

Operating Leases

The Division is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2021. As of December 31, 2007, minimum lease payments under these arrangements are as follows (in thousands):

Net Lease Commitment
2008	$25,887
2009	20,724
2010	20,163
2011	15,715
2012	15,424
2013 and thereafter	70,307

Total	$168,220

Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. Rent expense for the years ended December 31, 2007, 2006 and 2005 was $16.4 million, $19.3 million and $11.0 million, respectively. Rent expense is included as part of “Occupancy and equipment” on the accompanying Combined Statements of Operations.

In 2006, the Division established new U.K. offices at One Churchill Place in London. In connection with the London move, the amortization of the leasehold improvements of the current London office was accelerated so as to be fully amortized when the Division finalized the move in 2006. For the years ended December 31, 2006 and 2005, the Division recorded $3.1 million and $3.2 million, respectively, in accelerated depreciation and $11.7 million and $5.3 million, respectively, in net future lease commitments in conjunction with the London office move.

The Division entered into a sub-lease agreement for the leasehold it vacated at One America Square in July 2005. The Division will begin to receive sub-lease rental payments under this arrangement in 2008.

Contingencies

In the ordinary course of business, various legal actions are brought and are pending against the Division in the United States and internationally. In some of these actions, substantial amounts are claimed. The Division is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Division’s business, judgments, settlements, fines, penalties, injunctions or other relief.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Legal reserves are established in accordance with SFAS No. 5, “Accounting for Contingencies” when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of December 31, 2007, the Division had legal reserves of $4.8 million pertaining to the employment and competitor-related litigation matters discussed below.

Employment and Competitor-Related Litigation

From time to time, BGC and its affiliates are involved in litigation, claims and arbitrations, in the United States and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by its competitors or with respect to terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Other Matters

The National Australia Bank Limited (“NAB”) has filed a claim against BGCI and BGC Capital Markets (Japan) LLC (formerly known as Cantor Fitzgerald LLC), which we refer to as “BGC Capital Markets (Japan).” From September 2001 through January 2004, NAB employees who traded in foreign exchange options allegedly lost substantial amounts of money and allegedly overstated the positions which they held. NAB claims that it was the object of conduct by BGCI and BGC Capital Markets (Japan) and certain traders on NAB’s currency options desk, whereby BGCI and BGC Capital Markets (Japan) allegedly provided misleading and deceptive independent revaluation rates to NAB’s middle office, which were then purportedly relied upon by NAB. NAB alleges that the supply of these revaluation rates prevented NAB from discovering the true position of the currency options portfolio and that it subsequently sustained trading losses of AUD 311 million (or, based on an exchange rate of 0.8767 at December 31, 2007, approximately $273 million). The 2006 NAB annual report claims that NAB’s total loss amounted to AUD 539 million (or, based on an exchange rate of 0.8767 at December 31, 2007, approximately $473 million), implying that its consequential losses amounted to AUD 228 million (or, based on an exchange rate of 0.8767 at December 31, 2007, approximately $200 million). BGCI and BGC Capital Markets (Japan) have investigated and are investigating the legal and factual basis of the NAB allegations. At this time, based on the information provided, BGCI and BGC Capital Markets (Japan) believe that they have substantial defenses in respect of the losses claimed by NAB. Accordingly, BGCI and BGC Capital Markets (Japan) do not believe that they are responsible for the losses claimed by NAB. While no specific request for damages is alleged, the amount claimed is expected to be in excess of $600 million. If BGCI and BGC Capital Markets (Japan) do not prevail, BGCI and BGC Capital Markets (Japan) could be subject to substantial liability and, in any event, would likely incur significant legal and other costs in connection with the defense of any such action. However, at this time, BGC Partners is unable to estimate a loss or range of losses. From and after the closing date of the merger, any such losses will be allocated to BGC Holdings pursuant to the BGC U.S. limited partnership agreement and BGC Global limited partnership agreement.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

On February 15, 2006, the SEC issued a formal order of investigation into trading by certain inter-dealer brokers in the government and fixed income securities markets. The formal order alleges that the broker-dealers named therein, including us, (1) may have made fictitious quotations or made false or misleading statements about the prices at which U.S. Treasury or other fixed income securities would be purchased or sold, (2) may have fabricated market quotations or trading activity in U.S. Treasury or other fixed income securities to stimulate trading and to generate commissions, (3) may have engaged in “front running” or “interpositioning,” (4) may have engaged in fraudulent, deceptive or manipulative acts to induce the purchase or sale of government securities, (5) may have failed to keep and preserve certain books and records as required by the SEC and/or the Treasury and (6) may have failed to supervise with a view to preventing violations of applicable rules and regulations as required by the Exchange Act. BGC is cooperating in the investigation. Management believes that, based on the currently available information, the final outcome of the investigation will not have a material adverse effect on our results of operations, financial condition or cash flows.

In addition to the matters discussed above, the Division is a party to several pending legal proceedings and claims that have arisen during the ordinary course of business. The outcome of such items cannot be determined with certainty; therefore, the Division cannot predict what the eventual loss or range of loss related to such matters will be. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material effect on the Division’s cash flow, results of operations or financial position.

Letter of Credit Agreements

The Division has irrevocable uncollateralized letters of credit with various banks that are used in lieu of margin and deposits with clearing organizations. As of December 31, 2007, the Division is contingently liable for $58.9 million under these letters of credit. The Division pays an average fee of 0.38% on its letters of credit. As of December 31, 2007, the Division did not have any funds available under these letters of credit. Additionally, as an affiliate of Cantor, the Division has the ability to utilize irrevocable uncollateralized letter of credit facilities, which are guaranteed by Cantor and are available to certain of Cantor’s affiliates. The Division can only draw down on these facilities to the extent that there are portions not utilized by other Cantor affiliates.

Risk and Uncertainties

The Division generates revenues by providing securities trading and brokerage activities to institutional customers and by executing and, in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction-based. As a result, the Division’s revenues could vary based on the transaction volume of global financial markets. Additionally, the Division’s financing is sensitive to interest rate fluctuations, which could have an impact on the Division’s overall profitability.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Guarantees

The Division provides guarantees to securities clearing houses and exchanges which meet the definition of a guarantee under FASB Interpretations No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Under these standard securities and clearinghouse and exchange membership agreements, members are required to guarantee, collectively, the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. In the opinion of Management, the Division’s liability under these agreements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Division to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded in the combined statements of financial condition for these agreements.

16. Employee Benefit Plans

Employees of the Division are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Plan”) whereby eligible employees may elect to defer a portion of their salary by directing the Division to contribute withheld amounts to the Plan. The Plan is available to all employees of BGC meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The administration of the Deferred Compensation Plan is performed by Cantor. The Division pays its proportionate share of such administrative costs under the Administrative Services Agreement.

17. Regulatory Requirements

Many of the Division’s businesses are subject to regulatory restrictions and minimum capital requirements. These regulatory capital requirements may restrict the Division’s ability to withdraw capital from its subsidiaries. Certain U.S. subsidiaries are registered as a U.S. broker-dealer or Futures Commissions Merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also require a significant part of the registrants’ assets be kept in relatively liquid form. As of December 31, 2007, the U.S. subsidiaries had net capital in excess of its minimum capital requirements.

Certain U.K. subsidiaries of BGC are regulated by the FSA and must maintain financial resources (as defined by the FSA) in excess of the total financial resources requirement of the FSA. As of December 31, 2007, BGCI had financial resources in excess of its requirement. Certain other subsidiaries are subject to regulatory and other requirements of the jurisdictions in which they operate.

The regulatory requirements referred to above may restrict the Division’s ability to withdraw capital from its regulated subsidiaries. As of December 31, 2007, $257.0 million of net assets were held by regulated subsidiaries. These subsidiaries had aggregate regulatory net capital, as defined, in excess of the aggregate regulatory requirements, as defined, of $85.1 million.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

18. Geographic Information

Segment information

The Division currently operates its business in one reportable segment that of providing integrated voice and electronic brokerage services to the wholesale, inter-dealer markets in a broad range of products and services, including brokerage services for global fixed income securities, equities, futures, foreign exchange, derivatives and other instruments, including complementary proprietary market data offerings.

Geographic information

The Division offers its products and services in North America (primarily in the United States), Europe (primarily in the United Kingdom) and the Asia-Pacific region. Revenue attribution for purposes of preparing geographic data is principally based upon the marketplace where the financial product is traded, which, as a result of regulatory jurisdiction constraints in most circumstances, may also be representative of the location of the customer generating the transaction resulting in commissionable revenue. Long-lived assets are defined as forgivable loans and other receivables from employees; fixed assets, net of accumulated depreciation; investments; goodwill; other intangible assets, net of accumulated amortization and rent and other deposits. The information that follows, in management’s opinion, provides a reasonable representation of the activities of each region as of and for the periods indicated.

Revenues by geographic area were as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Revenues:
United Kingdom	$525,505	$344,341	$232,798
United States	196,120	203,496	131,160
AMEA(1)	151,998	90,656	56,314
France	104,939	53,839	12,786
Other Europe	17,181	31,308	68,229
Other Americas	4,852	4,440	2,448

Total revenues	$1,000,595	$728,080	$503,735

Long-lived assets by geographic area were as follows (in thousands):

	December 31,
	2007	2006
Long-lived assets:
United Kingdom	$99,789	$76,234
United States	68,212	83,687
France	26,880	17,415
AMEA(1)	16,200	14,201
Other Europe	3,311	7,674
Other Americas	1,037	10,001

Total long-lived assets	$215,429	$209,212

(1)	AMEA reflects revenues and long-lived assets in Africa, Middle East and Asia-Pacific.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

19. Supplemental Balance Sheet Information

The components of certain balance sheet accounts are as follows (in thousands):

	December 31,
	2007	2006
Fixed assets
Computer and communication equipment	$86,561	$79,808
Leasehold improvements	105,294	92,676
Computer software	19,005	18,095

Total gross fixed assets	210,860	190,579
Accumulated depreciation	(134,302)	(112,465)

Fixed assets, net	$76,558	$78,114

Other assets
Prepaid expenses	$11,550	$17,930
Taxes receivable	16,139	13,834
Rent and other deposits	15,097	7,113
Other	9,146	8,394

Total other assets	$51,932	$47,271

Accounts payable, accrued and other liabilities
Taxes payable	$101,635	$86,535
Vacant property provision	6,689	13,518
Accounts payable	4,150	15,059
Accrued expenses	31,342	36,760
Accrued professional fees	9,826	9,987
Litigation reserve	4,846	16,462
Accrued clearance and settlement fees	2,217	2,607
Asset retirement obligation	3,574	3,064
Other	13,433	7,086

Total accounts payable, accrued and other liabilities	$177,712	$191,078

20. Subsequent Event—Acquisition of Radix Energy

In March 2008, BGC acquired Radix Energy (Singapore) Pte Ltd (“Radix”) for approximately $10 million. Radix is an OTC energy broker based in Singapore. This acquisition enables BGC Partners to offer its clients voice and electronic brokerage services in the world’s energy markets for the first time, with products including crude oil, fuel oil, naptha and middle distillates. Through this acquisition, BGC Partners added approximately 30 brokers who continue to be based in Singapore, serving clients throughout the region and beyond.

21. Subsequent Event—Separation from Cantor and Merger with eSpeed

As of April 1, 2008, the BGC Division completed its separation from Cantor and the merger of BGC Partners, LLC with eSpeed.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

Pursuant to the merger, certain related-party agreements terminated, specifically the Joint Services Agreement and the CO2e services agreements. Under these agreements, which were in effect until completion of the merger, eSpeed was entitled to receive a portion of the BGC Division’s and CO2e’s revenues as fees for providing electronic brokerage services, voice-assisted brokerage services, fulfillment services and related services such as credit risk management, oversight of customer suitability and regulatory compliance, sales position of products and other services customary to marketplace intermediary operations.

* * * * * * * * *

BGC DIVISION

CONDENSED COMBINED STATEMENTS OF FINANCIAL CONDITION

(in thousands)

(unaudited)

	March 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$201,378	$239,248
Cash segregated under regulatory requirements	2,220	2,683
Securities purchased under agreements to resell	361,196	88,443
Securities owned, at fair value	32,803	31,735
Receivable from brokers, dealers, clearing organizations, customers and related broker dealers	189,966	221,079
Accrued commissions receivable, net of allowance for doubtful accounts	177,370	140,887
Receivable from related parties	2,884	15,163
Forgivable loans and other receivables from employees	68,880	63,304
Fixed assets, net	72,265	76,558
Investments	9,931	9,913
Goodwill	55,642	50,642
Other intangibles, net	9,588	10,098
Other assets	45,780	51,932

Total assets	$1,229,903	$1,001,685

Liabilities and Net Assets
Accrued compensation	$107,243	$81,510
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers	403,866	270,465
Payables to related parties	116,417	144,649
Short-term borrowings with related parties	115,000	—
Long-term debt	150,000	—
Long-term debt with related parties	—	196,818
Accounts payable and accrued liabilities	180,804	177,712

Total liabilities	1,073,330	871,154
Commitments, contingencies and guarantees (Note 12)	—	—
Minority interest	10,073	9,416
Net assets	146,500	121,115

Total liabilities and net assets	$1,229,903	$1,001,685

The accompanying Notes to Condensed Combined Financial Statements are an integral part of these financial statements

BGC DIVISION

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Revenues:
Commissions	$236,417	$166,964
Principal transactions	51,896	53,010
Fees from related parties	13,073	8,878
Market data	5,544	4,373
Interest income	2,210	6,594
Other revenues	589	2,072

Total revenues	309,729	241,891
Expenses:
Compensation and employee benefits	260,289	146,250
Occupancy and equipment	16,441	15,328
Communications	13,998	12,100
Professional and consulting fees	13,359	6,733
Fees to related parties	18,701	15,788
Selling and promotion	14,338	11,871
Commissions and floor brokerage	3,101	4,162
Interest expense	7,663	9,683
Other expenses	4,273	4,108

Total expenses	352,163	226,023

(Loss) before income taxes and minority interest	(42,434)	15,868
Minority interest	657	162
Provision for income taxes	7,947	2,177

Net (loss) income	$(51,038)	$13,529

The accompanying Notes to Condensed Combined Financial Statements are an integral part of these financial statements

BGC DIVISION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(51,038)	$13,529
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Compensation related to partner redemptions	84,063	—
Stock-based compensation	2,706	—
Depreciation and amortization	7,300	7,394
Forgivable loan amortization	7,974	9,529
Grant units	191	(68)
Minority interest	657	162
Deferred tax provision	48	(138)
Other	967	40
Changes in operating assets and liabilities:
Decrease (increase) in cash segregated under regulatory requirements	463	(137)
Increase in securities purchased under agreements to resell	(272,753)	(46,157)
(Increase) decrease in securities owned	(1,067)	35,158
Decrease in receivables from brokers, dealers, clearing organizations, customers and related broker-dealers	31,113	73,066
Increase in accrued commissions receivable, net of allowance for doubtful accounts	(36,483)	(30,399)
Decrease in receivables from related parties	12,279	19,546
Increase in forgivable loans and other receivables from employees	(13,550)	(23,410)
Decrease in other assets	1,166	10,290
Increase in accrued compensation	23,027	14,120
Decrease in securities sold under agreements to repurchase	—	(8,668)
Increase (decrease) in payable to brokers, dealers, clearing organizations, customers and related broker-dealers	133,401	(77,903)
Decrease (increase) in payables to related parties	(112,295)	29,175
Increase (decrease) in accounts payable, accrued and other liabilities	2,888	(26,075)

Net cash used in operating activities	(178,943)	(946)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(3,341)	(5,775)

Net cash used in investing activities	(3,341)	(5,775)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	76,232	—
Short-term debt borrowings with related parties	115,000	—
Long-term debt repayments with related parties	(196,818)	—
Long-term debt borrowings	150,000	—

Net cash provided by financing activities	144,414	—

Net decrease in cash and cash equivalents	(37,870)	(6,721)
Cash and cash equivalents at beginning of period	239,248	109,050

Cash and cash equivalents at end of period	$201,378	$102,329

Supplemental cash information:
Cash paid during the period for taxes	$2,283	$256

Cash paid during the period for interest	$7,761	$9,698

The accompanying Notes to Condensed Combined Financial Statements are an integral part of these financial statements

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited)

1. Organization and Basis of Presentation

The BGC Division (“BGC” or “the Division”) is comprised of various wholly-owned and majority-owned subsidiaries of Cantor Fitzgerald, L.P. (“Cantor”). BGC is a global inter-dealer broker specializing in the trading of over-the-counter (“OTC”) financial instruments and related derivative products. BGC provides integrated voice and electronic execution and other brokerage services to many of the world’s largest and most creditworthy banks that are regularly trading in capital markets, brokerage houses and investment banks for a broad range of global financial products, including fixed income securities, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments, as well as market data products for selected financial instruments.

On April 1, 2008, the separation of BGC from Cantor was completed with the formation of BGC Partners, LLC, which then merged, pursuant to the Agreement and Plan of Merger, with and into eSpeed, Inc. (“eSpeed”). Upon the closing of the merger, eSpeed was renamed BGC Partners, Inc. (the “Combined Company”). In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of eSpeed were issued. Of these shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed hold the same number and class of shares of eSpeed common stock that they held in eSpeed prior to the merger. Also, on April 1, 2008, eSpeed, Inc. changed its name to BGC Partners, Inc. and its Class A common stock trades on the NASDAQ Global Market under the symbol “BGCP.”

It is recommended that these condensed combined financial statements be read in conjunction with the audited combined financial statements for the year ended December 31, 2007 included within this prospectus. Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), certain information and footnote disclosures, including significant accounting policies, normally included in fiscal year financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The Condensed Combined Statement of Financial Condition at March 31, 2008, was derived from the audited financial statements. The results of operations for any interim period are not necessarily indicative of results for the full year.

Recently Adopted Accounting Pronouncements:

SFAS No. 157:    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day-one gain or loss on derivative contracts where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The Division adopted the provisions of SFAS 157 when they became effective on January 1, 2008.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

•	Level 1 Measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 Measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 Measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Division separates its financial instruments owned and its financial instruments sold, but not yet purchased into two categories: cash instruments and derivative contracts.

•

Cash Instruments—The Division’s cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations and active listed equities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Division does not adjust the quoted price for such instruments, even in situations where the Division holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most investment-grade and high-yield corporate bonds, other sovereign government obligations, money market securities, and less liquid listed equities, state, municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy.

•

Derivative Contracts—Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Division generally values exchange-traded derivatives using the closing price of the exchange-traded derivatives. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

transparency. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within level 2 of the fair value hierarchy.

See Note 2 for further information on SFAS 157.

SFAS No. 159:     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective for the Division as of January 1, 2008. There were no assets for which the fair valuation was adopted. The adoption of SFAS 159 did not have a material impact on the Division’s financial condition, results of operations or cash flows.

New Accounting Pronouncements:

SFAS No. 141(R):     In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent consideration. SFAS 141(R) is effective as of January 1, 2009. Early adoption is not permitted. The Division is currently evaluating the potential impact of adopting SFAS 141(R) on its combined financial statements.

SFAS No. 160:     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Combined Financial Statements—an amendment to ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective as of January 1, 2009. Early adoption is not permitted. The Division is currently evaluating the potential impact of adopting SFAS 160 on its combined financial statements.

SFAS No. 161:     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position,

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Division is currently evaluating the potential impact of adopting SFAS 161.

2. Fair Value of Financial Assets and Liabilities

The following table sets forth the Division’s financial assets, including those pledged as collateral; and financial liabilities at fair value. At any point in time, the Division may use cash instruments as well as derivatives to manage a long or short risk position.

	March 31, 2008
	Assets	Liabilities
Commercial paper, certificates of deposit, time deposits and other money market instruments	$138	$—
Sovereign obligations	30,219	—
Equities and convertible debentures	2,446	—
Derivative contracts	959	810

Total	$33,762	$810

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under SFAS 157 at March 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. (See Note 1 for further information on the fair value hierarchy.)

	Assets at Fair Value at March 31, 2008 (in thousands)
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$—	$138	$—	$—	$138
Sovereign obligations	—	30,219	—	—	30,219
Equities and convertible debentures	2,446	—	—	—	2,446
Derivative contracts	—	959	—	—	959

Total assets at fair value	$2,446	$31,316	$—	$—	$33,762

	Liabilities at Fair Value at March 31, 2008 (in thousands)
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$—	$—	$—	$—	$—
Sovereign obligations	—	—	—	—	—
Equities and convertible debentures	—	—	—	—	—
Derivative contracts	—	810	—	—	810

Total liabilities at fair value	$—	$810	$—	$—	$810

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

3. Securities Owned

The Division allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, attracting additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. Unmatched principal transactions were $32.8 million at March 31, 2008 and $31.7 million at December 31, 2007.

Securities owned consisted of the following (in thousands):

	March 31, 2008	December 31, 2007
Sovereign obligations	$30,219	$30,511
Other	2,584	1,224

	$32,803	$31,735

As of March 31, 2008, the Division had pledged $30.5 million of securities owned as collateral consisting primarily of sovereign obligations. These securities were pledged to satisfy deposit requirements at various exchanges or clearing organizations. As of December 31, 2007, the Division had pledged $31.4 million of securities owned as collateral. These securities were pledged to satisfy deposit requirements at various exchanges or clearing organizations and $20.8 million was used as collateral in Reverse Repurchase Agreements (as defined below).

As of March 31, 2008 and December 31, 2007, there were no impairments to the securities owned.

4. Collateralized Transactions

Securities purchased under agreements to resell (“Reverse Repurchase Agreements”) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest.

For Reverse Repurchase Agreements, it is the Division’s policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Division may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain Reverse Repurchase Agreements are with Cantor (see Note 7, Related Party Transactions, for more information regarding these agreements). As of March 31, 2008, the Division had received U.S. Government and agency securities as collateral with a fair value of $363.4 million, of which $22.8 million was repledged to exchanges or clearing organization to fulfill our deposit requirements. As of December 31, 2007, the Division had received U.S. Government and agency securities as collateral with a fair value of $89.7 million, of which $28.3 million was repledged to exchanges or clearing organizations to fulfill our deposit requirements. Of the $28.3 million repledged to exchanges or clearing organizations, $20.8 million pertained to Reverse Repurchase Agreements with Cantor.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

5. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

Receivables from and payables to brokers, dealers, customers and related broker-dealers primarily represent amounts due for undelivered securities and amounts related to open derivative contracts. Receivables from clearing organizations primarily represent cash on deposit with various exchanges and clearing organizations to facilitate the settlement and clearance of certain brokerage activities.

The receivables from and payables to brokers, dealer, clearing organizations, customers and related broker-dealers consisted of the following (in thousands):

	March 31, 2008	December 31, 2007
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to deliver	$60,466	$93,146
Open derivative contracts	959	23,094
Receivables from clearing organizations	86,253	81,574
Other receivables from brokers, dealers and customers	42,288	23,265

Total	$189,966	$221,079

Payables to brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to receive	$26,428	$88,873
Net pending trades	322,390	56,231
Open derivative contracts	810	23,450
Payables to clearing organizations	36,335	23,747
Other payables to brokers, dealers and customers	17,903	78,164

Total	$403,866	$270,465

A portion of these receivables and payables is with Cantor (see Note 7, Related Party Transactions, for additional information related to these receivables and payables).

Substantially all open fail to deliver and fail to receive transactions as of March 31, 2008 have subsequently settled at the contracted amounts.

6. Derivatives

The Division has both OTC and exchange-traded derivative contracts. These derivative contracts primarily consist of bond futures, commodities, interest rate and foreign exchange futures, options, forwards and swaps. We enter into derivative contracts to facilitate client transactions, to hedge principal positions and to facilitate hedging activities of affiliated companies. Open derivative contracts are recognized at the fair value of the related assets and liabilities as part of “Receivables from or payables to brokers, dealers, clearing organizations, customers and related broker dealers” on the accompanying Condensed Combined Statements of Financial Condition.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Fair values of derivative contracts are determined from quoted market prices or other public price sources. The Division does not designate any derivative contracts as hedges for accounting purposes. The change in fair value of derivative contracts is reported as part of “Principal transactions” on the accompanying Condensed Combined Statements of Operations.

The fair value of derivative financial instruments, computed in accordance with our netting policy, is set forth below (in thousands):

	March 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$435	$428	$110	$98
Swap agreements	524	382	22,503	22,975
Futures	—	—	328	224
Option contracts	—	—	153	153

Total	$959	$810	$23,094	$23,450

Transactions with off-balance-sheet risk are primarily short-term in duration. At March 31, 2008 and December 31, 2007, the notional amounts of derivative instruments used for trading purposes were $335.7 million and $2.2 billion, respectively. These contracts had remaining maturities of less than one year.

A portion of the Division’s derivative contracts is with Cantor. The fair value of derivative financial instruments with Cantor is set forth below (in thousands):

	March 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities
Forward settlement contracts	$333	$206	$78	$—
Swap agreements	524	382	3,282	4,734
Futures	—	—	328	224

Total	$857	$588	$3,688	$4,958

At March 31, 2008 and December 31, 2007, the notional amounts outstanding for derivative contracts with Cantor totaled $324.7 million and $933.5 million, respectively.

The following table summarizes the credit quality of the Division’s trading-related derivatives by showing counterparty credit ratings, excluding derivative contracts with Cantor, for the replacement cost of contracts in a gain position at March 31, 2008.

Rating(a)	Net Replacement Cost (in thousands)
A	$49
Other(b)	53

(a)	Credit ratings based on Standard & Poor’s.
(b)	“Other” indicates counterparties’ for which no credit rating was available from an independent third-party source. It does not necessarily indicate that the counterparties’ credit is below investment grade.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

7. Related Party Transactions

Joint Services Agreement

The Division shares revenues with Cantor and its affiliates under the Amended and Restated Joint Services Agreement (“JSA”). Since Cantor holds a significant interest in the Division, such transactions among and between Cantor and the Division are on a basis that might not be replicated if such revenue sharing arrangements were between, or among, unrelated parties.

Under the JSA, the Division recognized expenses in the relation to the revenue sharing agreements with eSpeed of $9.9 million and $8.7 million for the periods ended March 31, 2008 and 2007, respectively. These expenses are included as part of “Fees to related parties” on the accompanying Condensed Combined Statements of Operations.

As part of BGC’s separation from Cantor and merger with eSpeed on April 1, 2008, the JSA was terminated. Accordingly, the expenses previously recognized related to the revenue share with eSpeed will not be recorded going forward.

Administrative and Technology Services

The Division provides certain administrative support services to Cantor and its affiliates and Cantor provides certain administrative services to the Division. Cantor also provides certain introductory, clearing, settlement, and technology services to the Division and the Division may provide clearing and execution services to Cantor in the future. Since Cantor holds a significant interest in the Division, such transactions among and between Cantor and the Division are on a basis that might not be replicated if such service arrangements were between, or among, unrelated parties.

For the periods ending March 31, 2008 and 2007, the Division was charged $8.8 million and $7.1 million, respectively, for the services provided by Cantor and its affiliates. These charges are included as part of “Fees to related parties” on the accompanying Condensed Combined Statements of Operations. For the periods ending March 31, 2008 and 2007, the Division recognized revenue for the services it provides to Cantor and its affiliates of $13.1 million and $8.9 million, respectively. These revenues are included as part of “Fees from related parties” on the accompanying Condensed Combined Statements of Operations.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

In Europe and the United States, certain trades executed by the Division are cleared and settled by Cantor. Additionally, in the United Kingdom, the Division places certain trades on behalf of Cantor and its affiliates.

Amounts due from or to Cantor for undelivered securities or open derivative contracts are included as part of “Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers” on the accompanying Combined Statements of Financial Condition. As of March 31, 2008 and December 31, 2007, the Division had receivables from Cantor of $0.9 million and $3.7 million, respectively. Additionally, as of March 31, 2008 and December 31, 2007, the Division had payables to Cantor of $0.6 million and $5.0 million, respectively.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Forgivable Loans and Other Receivables from Employees

The Division has entered into various agreements with certain of its employees whereby these employees receive forgivable loans. As of March 31, 2008 and December 31, 2007, the unamortized balance of these forgivable loans was $63.7 million and $55.8 million, respectively. These forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Condensed Combined Statements of Financial Condition. Amortization expense for these forgivable loans for the three months ended March 31, 2008 and 2007 was $8.0 million and $9.5 million, respectively. Amortization expense for forgivable loans is included as part of “Compensation and employee benefits” on the accompanying Condensed Combined Statements of Operations.

Additionally, from time to time, the Division enters into agreements with employees whereby we grant bonus and salary advances or other types of loans that are non-forgivable. These advances and loans are repayable in the timeframes outlined in the underlying agreements. As of March 31, 2008 and December 31, 2007, the balance of these advances and non-forgivable loans was $5.2 million and $7.5 million, respectively. These advances and non-forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Condensed Combined Statements of Financial Condition.

Securities Purchased Under Agreements to Resell

From time to time, the Division enters into overnight Reverse Repurchase Agreements with Cantor, whereby the Division receives government or eligible equity securities as collateral. As of March 31, 2008 and December 31, 2007, the Division had $361.2 million and $80.9 million, respectively, of Reverse Repurchase Agreements with Cantor, of which the fair value of the collateral received from Cantor was $363.4 million and $82.2 million, respectively.

Short-Term Borrowings

On March 31, 2008, the Division borrowed $115.0 million from eSpeed to facilitate BGC’s separation from Cantor. The note was repaid in its entirety on April 4, 2008. This loan is recorded as “Short-term borrowings from related parties” on the accompanying Condensed Combined Statements of Financial Condition.

Notes Payable

Historically, the Division had various subordinated loans and notes payable outstanding to Cantor. At December 31, 2007, the amount of outstanding notes payable to Cantor was $196.8 million. All of these notes were repaid prior to BGC’s separation from Cantor on March 31, 2008.

The Division incurred interest expense related to the notes payable to Cantor of $4.0 million and $5.0 million for the periods ended March 31, 2008 and 2007, respectively. Interest expense related to these notes is recorded as part of “Interest expense” on the accompanying Condensed Combined Statements of Operations.

Partnership Units

Prior to 2008, Cantor provided awards to certain employees of the Division in the form of grant units in Cantor (“grant units”). Grant units entitled the employees to participate in quarterly distributions of Cantors net income and to receive certain post-termination payments.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Grant units awarded to employees of the Division in 2005 vested immediately upon receipt by the employee. Grant units awarded to employees of the Division in 2006 and 2007 generally vested over a four-year period. In connection with BGC’s separation from Cantor, the unvested portion of the Cantor grant units that had been awarded to individuals whose partnership interests were contributed to BGC Holdings, LP (“BGC Holdings”) were transferred to BGC Holdings on March 31, 2008. (See Note 11, Stock-Based Compensation, for more information regarding treatment of the grant units).

8. Investment and Joint Venture

As of March 31, 2008 and December 31, 2007, the Division’s investment in Freedom was $9.9 million and $9.9 million, respectively.

9. Goodwill and Other Intangible Assets

In March 2008, the Division acquired Radix Energy (Singapore) Pte Ltd (“Radix”) for $5.0 million. Radix is an OTC energy broker based in Singapore. This acquisition will enable the Division to offer its clients voice and electronic brokerage services in the world’s energy markets for the first time, with products including crude oil, fuel oil, naptha and middle distillates. Through this acquisition, the Division added approximately 30 brokers who continue to be based in Singapore serving clients throughout the region and beyond. In addition, certain employees of Radix received awards of equity instruments with an estimated fair value of $5.0 million issued upon closing of the merger between BGC and eSpeed. 526,315 REUs were issued to the employees and they vest and become exchangeable into common stock of the Combined Company over time as certain performance goals are met.

The $5.0 million in cash paid was allocated to goodwill. The purchase price allocation is preliminary and is dependent on the Division’s final analysis of the net assets, including intangibles; which is expected to be completed within the one-year period following the consummation of the acquisition. The results of operations of Radix have been included in the Division’s condensed combined financial statements subsequent to the date of acquisition. Goodwill will not be amortized but will be reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with SFAS 142.

The changes in the carrying amount of goodwill at March 31, 2008 is as follows (in thousands):

Balance at December 31, 2007	$50,642
Radix acquisition	5,000

Balance at March 31, 2008	$55,642

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Other intangible assets consisted of the following (in thousands):

	March 31,	December 31,
	2008	2007
Gross intangible assets
Customer base/relationships	$11,052	$11,052
Internally developed software	2,890	2,890
Covenant not to compete	1,628	1,628
Trademarks	1,315	1,315

Total gross intangible assets	16,885	16,885
Accumulated amortization	(7,297)	(6,787)

	$9,588	$10,098

Amortization expense for the three months ending March 31, 2008 and 2007 was $0.5 million and $0.6 million, respectively. Intangible amortization is included as part of “Occupancy and equipment” in the accompanying Condensed Combined Statements of Operations. The estimated remaining aggregate amortization for 2008 is $1.5 million and for each of the next four fiscal years is as follows: $2.0 million in 2009, $1.7 million in 2010, $1.3 million in 2011 and $1.3 million thereafter.

10. Long-Term Notes

On March 31, 2008, the Division entered into a Note Purchase Agreement in which it authorized the issue and sale of $150.0 million principal amount of its Senior Notes to a number of investors. The Notes are due April 1, 2010, with interest payable semiannually at the rate of 5.19% per annum. The Division did not record any interest expense on these notes for the period ended March 31, 2008.

11. Stock-Based Compensation

Restricted Equity Units

On March 31, 2008, the Division granted approximately 1.0 million restricted equity units (“REUs”) to certain employees. Approximately 0.5 million of these REUS, which had an aggregate value of $5.2 million, vest over a three-year period, with 33.3% vesting in December 2008, 2009 and 2010. Approximately 0.5 million of these REUs, which had an aggregate value of $5.0 million were awarded in connection with the acquisition of Radix on March 3, 2008. These REUs vest over time as certain performance goals of the employees acquired from Radix are met.

In addition, on March 31, 2008, certain executives were granted approximately 0.5 million REUs, which had an aggregate value of $6.0 million. These REUs vested immediately upon grant date.

At March 31, 2008, these REUs were accounted for as liability awards under SFAS 123R. Compensation expense related to these REUs is recognized over the stated service period. The Division recognized compensation expense of $0.4 million for the period ended March 31, 2008. No compensation expense related to these REUs was recorded for the period ended March 31, 2007.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Restricted Stock Units

Upon closing of the merger, on April 1, 2008, the Combined Company, issued approximately 2.2 million restricted stock units (“RSUs”) to certain employees and others who provide services to the Combined Company. Approximately 1.0 million of these RSUs, with an aggregate estimated fair value of $7.9 million, vest over a two-year period, with 50% vesting in August 2008 and 2009. Approximately 1.2 million of these RSUs, with an aggregate estimated fair value of $11.9 million, vest over a three-year period, with 33.3% vesting in December 2008, 2009 and 2010.

At March 31, 2008, these RSUs were accounted for as liability awards under SFAS 123R. Total compensation expense related to these RSUs was approximately $2.3 million for the period ended March 31, 2008. No compensation expense related to these RSUs was recorded for the period ended March 31, 2007.

Partnership Units

Prior to 2008, Cantor provided awards to certain employees of the Division in the form of grant units in Cantor (“grant units”). Grant units entitled the employees to participate in quarterly distributions of Cantors net income and to receive certain post-termination payments. Grant units awarded to employees of the Division in 2005 vested immediately upon receipt by the employee. Grant units awarded to employees of the Division in 2006 and 2007 generally vested over a four-year period.

In connection with BGC’s separation from Cantor, the unvested portion of the Cantor grant units that had been awarded to individuals whose partnership interests were contributed to BGC Holdings, L.P. (“BGC Holdings”) were transferred to BGC Holdings on March 31, 2008.

As of March 31, 2008 and December 31, 2007, the fair value of the grant units held by our employees was $3.0 million and $2.6 million, respectively. As of March 31, 2008 and December 31, 2007, the notional amount of grant units outstanding was $6.3 million and $5.6 million, respectively.

For the three months ended March 31, 2008 and 2007, the Division recorded total non-cash compensation expense of $0.2 million and income of $0.1 million, respectively, to account for fair value adjustments.

12. Commitments, Contingencies and Guarantees

Contingencies

In the ordinary course of business, various legal actions are brought and are pending against us in the United States and internationally. In some of these actions, substantial amounts are claimed. We are also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding our business, judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with SFAS No. 5, “Accounting for Contingencies” when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of March 31, 2008, we had legal reserves of $5.2 million pertaining to employment and competitor-related litigation matters.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Letter of Credit Agreements

We have irrevocable uncollateralized letters of credit with various banks that are used in lieu of margin and deposits with clearing organizations. As of March 31, 2008, we are contingently liable for $59.2 million under these letters of credit. We pay an average fee of .38 % on our letters of credit. As of March 31, 2008, we did not have any funds available under these letters of credit.

Risk and Uncertainties

We generate revenues by providing securities trading and brokerage activities to institutional customers and by executing and, in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction-based. As a result our revenues could vary based on the transaction volume of global financial markets. Additionally, our financing is sensitive to interest rate fluctuations, which could have an impact in our overall profitability.

Guarantees

We provide guarantees to securities clearing houses and exchanges which meet the definition of a guarantee under FASB Interpretations No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Under these standard securities and clearinghouse and exchange membership agreements, members are required to guarantee, collectively, the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. In the opinion of Management, our liability under these agreements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential of being required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded in the accompanying Condensed Combined Statements of Financial Condition.

13. Employee Benefit Plans

Our employees are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Deferred Compensation Plan”), whereby eligible employees may elect to defer a portion of their salaries by directing us to contribute to the Deferred Compensation Plan.

The Plan is available to all employees meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The administration of the Deferred Compensation Plan is performed by Cantor. The Division pays its proportionate share of such administrative costs under the Administrative Services Agreement.

14. Regulatory Requirements

Many of our businesses are subject to regulatory restrictions and minimum capital requirements. These regulatory requirements may restrict our ability to withdraw capital from regulated subsidiaries.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2008, $215.5 million of net assets were held by regulated subsidiaries. These subsidiaries had aggregate regulatory net capital, as defined, in excess of the aggregate regulatory requirements, as defined, of $96.3 million.

15. Geographic Information

Segment information

We currently operate our business in one reportable segment that of providing integrated voice and electronic brokerage services to the wholesale, inter-dealer markets in a broad range of products and services, including brokerage services for global fixed income securities, equities, futures, foreign exchange, derivatives and other instruments, including complementary proprietary market data offerings.

Geographic information

We offer our products and services in the North America (primarily in the United States), Europe (primarily in the United Kingdom) and the Asia-Pacific region. The information that follows, in management’s judgment, provides a reasonable representation of the activities of each region as of and for the periods indicated.

Revenues by geographic area were as follows (in thousands):

	Three Months Ended March 31,
	2008	2007
United Kingdom	$145,121	$115,778
United States	74,813	62,781
AMEA (1)	47,132	31,199
France	36,419	25,458
Other Europe	4,791	5,434
Other Americas	1,453	1,241

	$309,729	$241,891

Long-lived assets by geographic area were as follows (in thousands):

	March 31,	December 31,
	2008	2007
United Kingdom	$97,720	$99,789
United States	67,942	68,212
AMEA (1)	22,308	16,200
France	28,029	26,880
Other Europe	3,176	3,311
Other Americas	998	1,037

	$220,173	$215,429

(1)	AMEA reflects revenues and long-lived assets in Africa, Middle East and Asia-Pacific.

BGC DIVISION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

16. Subsequent Event

On April 1, 2008, BGC Partners, LLC, merged pursuant to the Agreement and Plan of Merger, with and into eSpeed, Inc. Upon closing of the merger, eSpeed, Inc. was renamed BGC Partners, Inc. (the “Combined Company”).

The following are some of the key elements of the merger:

In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of the Combined Company were issued. Of these shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed hold the same number and class of shares of the Combined Company’s common stock that they held in eSpeed prior to the merger. As such, the Combined Company had approximately 73 million shares of Class A and Class B common stock outstanding upon closing of the merger. The Combined Company’s Class A common stock trades on the NASDAQ Global Market under the symbol “BGCP.”

Upon closing of the merger, certain related-party agreements terminated, specifically the JSA and the CO2e services agreements. Under these agreements, which were in effect until completion of the merger, eSpeed was entitled to receive a portion of Cantor’s, BGC’s and CO2e’s revenues as fees for providing electronic brokerage services, voice-assisted brokerage services, fulfillment services and related services such as credit risk management, oversight of customer suitability and regulatory compliance, sales position of products and other services customary to marketplace intermediary operations.

Upon closing of the merger, various administrative agreements that had been in place between the Combined Company and Cantor were replaced with a new agreement. Under the new agreement, the parties shall provide administrative and other support services to each other. Such support services include allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal , risk, credit, tax, facilities management, insurance procurement, promotional and marketing, and other miscellaneous services to which the parties reasonably agree.

In connection with the merger, the Combined Company adopted an amended and restated Long-Term Incentive Plan (the “Plan”), which superseded eSpeed’s LT Plan. The purpose of the Plan is to advance the interests of the Combined Company and its stockholders by providing a means to attract, retain, motivate and reward directors, officers, employees and consultants of and service providers to the Combined Company and its affiliates and to enable such persons to acquire or increase a proprietary interest in the Combined Company, thereby promoting a closer identity of interests between such persons and the Combined Company’s stockholders. Pursuant to the Plan, the total number of shares of stock that may be subject to outstanding awards, determined immediately after the grant of any award, shall not exceed the greater of 40 million shares, or such number that equals 15% of the total number of shares of all classes of the Combined Company’s common stock outstanding at the effective time of such grant, provided that the aggregate number of shares of common stock delivered pursuant to the exercise or settlement of awards granted under the Plan shall not exceed 60 million shares.

eSPEED, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of eSpeed, Inc.:

We have audited the accompanying consolidated statements of financial condition of eSpeed, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of eSpeed, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/     Deloitte & Touche LLP

New York, New York

March 14, 2008

eSPEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except for per share data)

	December 31,
	2007	2006
Assets
Cash and cash equivalents	$38,051	$21,838
Reverse repurchase agreements with related parties (Note 10)	59,806	166,009

Total cash and cash equivalents	97,857	187,847
Secured loan receivable from related party	65,000	—
Marketable securities	2,353	—
Fixed assets, net (Note 4)	61,257	57,443
Investments	9,415	7,780
Goodwill	12,184	12,184
Other intangible assets, net	5,578	6,949
Receivable from related parties (Note 11)	17,612	7,145
Other assets	12,716	13,725

Total assets	$283,972	$293,073

Liabilities and Stockholders’ Equity
Current liabilities:
Payable to related parties (Note 11)	$10,154	$7,751
Accounts payable and accrued liabilities	33,095	24,129

Total current liabilities	43,249	31,880
Deferred revenue	6,852	8,114

Total liabilities	50,101	39,994

Commitments and contingencies (Note 8)	—	—

Stockholders’ Equity:
Class A common stock, par value $0.01 per share; 200,000 shares authorized; 36,796 and 36,407 shares issued at December 31, 2007 and 2006, respectively; and 30,294 and 29,905 shares outstanding at December 31, 2007 and 2006, respectively	368	364
Class B common stock, par value $0.01 per share; 100,000 shares authorized; and 20,498 shares issued and outstanding at December 31, 2007 and 2006, respectively, convertible to Class A common stock	205	205
Additional paid-in capital	313,238	299,682
Treasury stock, at cost: 6,502 shares of Class A common stock at December 31, 2007 and 2006, respectively	(62,597)	(62,597)
Accumulated other comprehensive loss	(61)	—
Retained earnings (accumulated deficit)	(17,282)	15,425

Total stockholders’ equity	233,871	253,079

Total liabilities and stockholders’ equity	$283,972	$293,073

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share data)

	Year Ended December 31,
	2007	2006	2005
Revenues:
Transaction revenues
Fully electronic transactions with related parties (Note 11)	$63,941	$62,084	$74,669
Fully electronic transactions with unrelated parties	2,395	6,937	—

Total fully electronic transactions	66,336	69,021	74,669
Voice-assisted brokerage transactions with related parties (Note 11)	27,822	26,043	25,192
Screen-assisted open outcry transactions with related parties (Note 11)	7,887	5,675	2,863

Total transaction revenues	102,045	100,739	102,724
Software Solutions fees from related parties (Note 11)	36,414	30,822	24,709
Software Solutions and licensing fees from unrelated parties	10,983	16,981	15,534
Insurance recovery from related parties (Note 3)	—	3,500	1,692
Grant income	—	3,100	—
Gain on sale of investments	—	—	1,015
Interest income	9,773	9,541	6,160

Total revenues	159,215	164,683	151,834

Expenses:
Compensation and employee benefits	73,218	52,765	50,633
Occupancy and equipment:
Amortization of software development costs and other intangible assets	20,331	23,811	20,093
Other occupancy and equipment	37,067	37,280	30,678
Professional and consulting fees	17,361	9,464	8,788
Provision for loss contingency	3,500	—	—
Impairment of long-lived assets	4,757	1,861	2,386
Communications and client networks	9,117	8,101	8,157
Marketing	918	852	1,596
Administrative fees to related parties (Note 11)	13,824	12,598	13,938
Amortization of business partner and non-employee securities	—	19	318
Acquisition-related costs	6,641	2,026	3,327
Other expenses	11,246	8,289	9,896

Total operating expenses	197,980	157,066	149,810

(Loss) income before income taxes	(38,765)	7,617	2,024
Income tax (benefit)/provision	(6,267)	2,965	490

Net (loss) income	$(32,498)	$4,652	$1,534

Per share data:
Basic (loss) earnings per share	$(0.64)	$0.09	$0.03

Diluted (loss) earnings per share	$(0.64)	$0.09	$0.03

Basic weighted average shares of common stock outstanding	50,466	50,214	51,349

Diluted weighted average shares of common stock outstanding	50,466	51,258	52,066

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net (loss) income	$(32,498)	$4,652	$1,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,482	36,465	31,044
Gain on insurance recovery from related parties (Note 3)	—	(3,500)	—
Stock-based compensation	12,930	2,418	2,219
Impairment of long lived assets	4,757	1,861	2,386
Equity in net loss (income) of unconsolidated investments	862	(38)	142
Loss on disposal of property	—	127	—
Gain on sale of investments	—	—	(1,015)
Deferred income tax (benefit) expense	(6,406)	(33)	199
Tax benefit from stock option and warrant exercises	284	305	116
Excess tax benefit from stock-based compensation	(158)	(11)	—
Deferred compensation plan expense	—	138	250
Recognition of deferred revenue	(5,412)	(7,292)	(2,984)
Changes in operating assets and liabilities:
Receivable from related parties (Note 11)	(10,467)	(2,773)	(2,706)
Other assets	3,625	(5,141)	(1,126)
Payable to related parties (Note 11)	2,403	163	475
Accounts payable and accrued expenses	11,092	6,057	(6,526)
Deferred revenue	4,150	3,397	3,676

Net cash provided by operating activities	16,644	36,795	27,683

Cash flows from investing activities:
Secured loan to related party	(185,000)	—	—
Payments of secured loan by related party	120,000	—	—
Purchase of fixed assets	(17,258)	(13,241)	(15,360)
Capitalized software development costs	(21,053)	(17,213)	(18,840)
Capitalized patent defense and registration costs	(1,504)	(1,270)	(1,837)
Decrease in restricted cash	1,827	—	—
Investment in Aqua	(1,363)	—	—
Insurance recovery from related parties (Note 3)	—	3,500	—
Purchase of marketable securities	(2,414)	—	—
Proceeds from sale of investment	—	—	5,840

Net cash used in investing activities	(106,765)	(28,224)	(30,197)

Cash flows from financing activities:
Repurchase of Class A common stock	(373)	(93)	(29,197)
Proceeds from exercises of stock options and warrants	810	1,346	458
Excess tax benefit from stock-based compensation	158	11	—
Cancellation of restricted stock units in satisfaction of withholding tax requirements	(464)	(423)	—

Net cash provided by (used in) financing activities	131	841	(28,739)

Net (decrease) increase in cash and cash equivalents	(89,990)	9,412	(31,253)

Cash and cash equivalents at beginning of period	21,838	37,070	19,884
Reverse repurchase agreements with related parties at beginning of period (Note 10)	166,009	141,365	189,804

Total cash and cash equivalents at beginning of period	187,847	178,435	209,688

Cash and cash equivalents at end of period	38,051	21,838	37,070
Reverse repurchase agreements with related parties at end of period (Note 10)	59,806	166,009	141,365

Cash and cash equivalents at end of period	$97,857	$187,847	$178,435

Supplemental cash information:
Contribution of net fixed assets to related party	$1,134	—	—
Cash paid for income taxes	122	$2,131	$206
Deemed dividend to Cantor (Note 5)	—	1,500	—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2007, 2006 and 2005

(in thousands, except share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned Stock-based Compensation	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance, January 1, 2005	$343	$221	$294,115	$(3,080)	$(33,972)	$10,739	$—	$268,366
Issuance of Class A common stock from exercises of options and warrants 89,852 shares	—	—	458	—	—	—	—	458

Tax benefit from stock option and warrant exercises	—	—	116	—	—	—	—	116
Amortization of business partner and non-employee securities	—	—	—	318	—	—	—	318
Class A common stock for Deferral Plan match	—	—	250	—	—	—	—	250
Grant of restricted stock units	—	—	1,090	(1,090)	—	—	—	—
Amortization of employee stock based compensation	—	—	—	1,901	—	—	—	1,901
Forfeiture of restricted stock units	—	—	(217)	217	—	—	—	—
Vesting of restricted stock units, 92,805 shares	—	—	(825)	—	825	—	—	—
Shares of common stock used to satisfy tax withholding obligations, 32,766 shares	—	—	—	142	(398)	—	—	(256)
Repurchase of Class A common stock, 3,456,275 shares	—	—	—	—	(28,941)	—	—	(28,941)
Net Income	—	—	—	—	—	1,534	—	1,534

Balance, December 31, 2005	$343	$221	$294,987	$(1,592)	$(62,486)	$12,273	$—	$243,746

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(CONTINUED)

For the Years Ended December 31, 2007, 2006 and 2005

(in thousands, except share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned Stock-based Compensation	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance, January 1, 2006	$343	$221	$294,987	$(1,592)	$(62,486)	$12,273	—	$243,746
Tax benefit from stock based compensation	—	—	305	—	—	—	—	305
Issuance of Horizon warrants	—	—	3,000	—	—	—	—	3,000
Horizon deemed dividend	—	—	—	—	—	(1,500)	—	(1,500)
Conversion of Class B common stock to Class A common stock 1,641,470 shares	16	(16)	—	—	—	—	—	—
Issuance of treasury shares, 38,056 shares	—	—	(354)	—	354	—	—	—
Vesting of restricted stock units, 173,377 shares	2	—	(2)	—	—	—	—	—
Exercise of employee stock options, 204,911 shares	3	—	1,343	—	—	—	—	1,346
Amortization of restricted stock units and stock options	—	—	1,954	—	—	—	—	1,954
Reclassification of unearned compensation upon adoption of FAS 123R	—	—	(1,592)	1,592	—	—	—	—
Cancellation of restricted stock units in satisfaction of withholding tax requirements	—	—	(423)	—	—	—	—	(423)
Non-cash charge for Cantor partnership units	—	—	464	—	—	—	—	464
Repurchase of Class A common stock, 52,239 shares	—	—	—	—	(465)	—	—	(465)
Net Income	—	—	—	—	—	4,652	—	4,652

Balance, December 31, 2006	$364	$205	$299,682	$—	$(62,597)	$15,425	$—	$253,079

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(CONTINUED)

For the Years Ended December 31, 2007, 2006 and 2005

(in thousands, except share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned Stock-based Compensation	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance, January 1, 2007	$364	$205	$299,682	$—	$(62,597)	$15,425	$—	$253,079
FIN 48 Adjustment to opening retained earnings	—	—	—	—	—	(209)	—	(209)
Adjusted Balance, January 1, 2007	$364	$205	$299,682	$—	$(62,597)	$15,216	$—	$252,870
Net (loss)	—	—	—	—	—	(32,498)	—	(32,498)
Unrealized loss on marketable securities	—	—	—	—	—	—	(61)	(61)

Total Comprehensive loss								(32,559)

Stock based compensation	—	—	10,051	—	—	—	—	10,051
Tax benefit from stock based compensation	—	—	284	—	—	—	—	284
Issuance of Class A common stock related to 401K, 15,800 shares	—	—	138	—	—	—	—	138
Vesting of restricted stock units, 218,178 shares	2	—	(2)	—	—	—	—	—
Exercise of employee stock options, 156,320 shares	2	—	808	—	—	—	—	810
Amortization of restricted stock units and stock options	—	—	2,401	—	—	—	—	2,401
Cancellation of restricted stock units in satisfaction of withholding tax requirements	—	—	(468)	—	—	—	—	(468)
Non-cash charge for Cantor partnership units	—	—	344	—	—	—	—	344

Balance, December 31, 2007	$368	$205	$313,238	$—	$(62,597)	$(17,282)	$(61)	$233,871

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

eSpeed, Inc. (“eSpeed” or the “Company”) primarily engages in the business of operating interactive electronic marketplaces designed to enable market participants to trade financial and non-financial products.

The Company commenced operations on March 10, 1999 and is a subsidiary of Cantor Fitzgerald, L.P. (“Cantor”). The Company is a Delaware corporation that was incorporated on June 3, 1999. In December 1999, the Company completed its initial public offering.

The Company’s Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). These Consolidated Financial Statements include the Company’s accounts and all subsidiaries in which the Company has more than a 50% equity ownership. Intercompany balances and transactions have been eliminated in consolidation.

eSpeed and BGC Partners, Cantor, BGC U.S., BGC Global and BGC Holdings have entered into a definitive Agreement and Plan of Merger, dated as of May 29, 2007, as amended as of November 5, 2007 and February 1, 2008 pursuant to which BGC Partners will be merged with and into the Company. The merger was recommended by Special Committee to acquire BGC Partners, the Company has agreed to issue in the merger an aggregate of 133,860,000 shares of Combined Company common stock and rights to acquire shares of Combined Company common stock. Of these shares and rights to acquire shares, it is expected that 56,000,000 will be in the form of Combined Company Class B common stock or rights to acquire Combined Company Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares will be in the form of Combined Company Class A common stock or rights to acquire Combined Company Class A common stock. Current stockholders of the Company will hold the same number and class of shares of Combined Company common stock that they held in the Company prior to the merger. Following the completion of the merger, it is expected that the Combined Company Class A common stock will trade on the NASDAQ Global Market under the symbol “BGCP.” To obtain the required approval of the merger agreement by eSpeed’s stockholders, the Company held a special meeting of its stockholders on March 14, 2008, (the “Special Meeting”) and our stockholders adopted the merger agreement and the transactions contemplated thereby.

The Consolidated Financial Statements reflect the business and financial condition of eSpeed, Inc. on a stand-alone basis, prior to the completion of the merger.

2. Summary of Significant Accounting Policies

Use of Estimates:    The preparation of these Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing Consolidated Financial Statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from the estimates included in these Consolidated Financial Statements.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition:

Transaction Revenues:    The Company derives transaction revenues from related and unrelated parties. The Company’s related party transaction revenues, which consist of fully electronic, voice-assisted brokerage and screen-assisted open outcry transaction revenues, are generated when Cantor clears and/or transacts trades on or with the assistance of the Company’s trading platform. Related party transaction revenues are determined based on revenue sharing arrangements and commission rates negotiated with Cantor (see Note 11, Related Party Transactions, for more information regarding such negotiated revenue sharing arrangements and commission rates for these transactions). Unrelated party transaction revenues, which consist of fully electronic transaction revenues, are generated from transactions that are neither cleared nor transacted by Cantor. In the case of fixed fee contracts, transaction revenues are recognized ratably over the term of the contract. All other transaction revenues are recognized on a trade date basis.

Software Solutions Fees:    Pursuant to various services agreements, the Company recognizes fees from related parties in amounts generally equal to its actual direct and indirect costs, including overhead, of providing such services at the time when such services are performed or over the period in which such fees are earned. For specific technology support functions that are both utilized by the Company and provided to related parties, the Company allocates the actual costs of providing such support functions based on the relative usage of such support services by each party. In addition, certain clients of the Company provide online access to their customers through use of the Company’s electronic trading platform. The Company receives up-front and/or periodic fees from related and unrelated parties for the use of the Company’s platform. Such fees are deferred, and included in the accompanying Consolidated Statements of Financial Condition under the caption “Deferred Income”, and recognized as revenue ratably over the term of the licensing agreement or over the period in which such fees are earned. The Company also receives fees for its front-end trading software and patent licenses from unrelated parties. Such fees are recognized as income ratably over the license period.

Cash and Cash Equivalents:    The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell (reverse repurchase agreements) transacted on an overnight basis for the purpose of cash management and money market Treasury funds (see Note 10, Reverse Repurchase Arrangements).

Fixed Assets:    Fixed assets are carried at cost net of accumulated depreciation. Fixed assets, principally composed of computers, communication equipment and software, are depreciated over their estimated economic useful lives (generally three to seven years) using the straight-line method. Internal and external direct costs of application development and of obtaining software for internal use are capitalized and amortized over their estimated economic useful life (generally three years) on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives, or the remaining lease term, whichever is shorter. Routine repairs and maintenance are expensed as incurred.

Investments:    The Company’s investments in which it does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. The Company’s policy is to consolidate all entities of which it owns more than 50% unless it does not have

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

control over the entity. In accordance with FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, the Company would also consolidate any variable interest entities (“VIEs”) of which it is the primary beneficiary. The Company is currently not the primary beneficiary of any such entities and therefore does not include any VIEs in its Consolidated Financial Statements.

Marketable Securities:    The Company accounts for investment in marketable securities in accordance with the provision of Statement of Financial Accounting Standard s (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company has evaluated its investment policies and determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are reported at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). Realized gains and losses and declines in value deemed to be other-than-temporary will be recognized based on the specific identification method in the period in which they occur.

Patents:    Intangible assets consist of purchased patents, the costs to defend and enforce the Company’s rights under patents and costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years. The costs of acquired patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method. The costs to defend and enforce the Company’s rights under these patents consist primarily of external litigation costs related to the pursuit of patent infringement lawsuits by the Company, and consist of fees for outside attorneys, technology experts and litigation support services. These costs are capitalized when such costs serve to enhance the value of the related patent, and are amortized over the remaining life of such patent. Should it be determined that the capitalized costs no longer serve to enhance the value of the respective patent, such as a situation in which the Company’s patent is held to be invalid, these capitalized costs would be expensed in the period in which such determination was made.

Long Lived Assets:    The Company periodically evaluates potential impairment of long lived assets and definite lived intangibles when a change in circumstances occurs, by applying the concepts of Statement of Financial Accounting Standards SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (“SFAS 144”), and assessing whether the unamortized carrying amount can be recovered over the remaining life through the undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows are less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. See Note 4, Fixed Assets, for information regarding asset impairment charges recognized by the Company.

Goodwill and Indefinite Lived Intangible Assets:    Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill and other indefinite lived intangible assets are no longer amortized, but instead are periodically tested for impairment. The Company reviews goodwill and other indefinite lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. The Company determined that there was no impairment to goodwill and indefinite lived intangible assets during the years ended December 31, 2007, 2006 and 2005.

Stock-Based Compensation:    Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), under which the Company recorded no expense for stock options issued to employees, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123R”), using the modified prospective method. The Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of adopting SFAS 123R. In accordance with the modified prospective method, the Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Under the modified prospective method, stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. The grant-date fair value of stock-based payments is amortized to expense ratably over the awards’ vesting periods. SFAS 123R also requires that the Company record an expense for liability awards at fair value each reporting period and that the change in fair value be reflected as stock-based compensation expense in the Company’s Consolidated Statements of Income. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended December 31 2006, is based on awards ultimately expected to vest, it has been reviewed for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under SFAS No. 148, Accounting for Stock-Based Compensation—Transition, for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

The Company accounts for stock issued to non-employees and business partners in accordance with the provisions of SFAS 123R and the Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, (“EITF 96-18”). SFAS 123R states that equity instruments that are issued in exchange for the receipt of goods or services should be measured at the fair value of consideration received or the fair value of the equity instruments issued, whichever is more readily reliably measurable. Under the guidance in EITF 96-18, the measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b) absent a performance commitment, the date at which the performance necessary to earn the equity instruments is complete (that is, the vesting date).

As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006 decreased approximately $0.6 million and $0.4 million, respectively, as compared with accounting for stock-based compensation under APB 25. The after-tax impact of stock-based compensation recorded

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pursuant to SFAS 123R resulted in $0.01 less in basic net income per share and no change in diluted net income per share for the year ended December 31, 2006.

Prior to the adoption of SFAS 123R, the Company reported all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123R requires that cash flows resulting from the tax benefits to be realized in excess of the compensation expense recognized in the Consolidated Statements of Operations before considering the impact of stock options that expire unexercised or forfeited (the “excess tax benefit”) be classified as financing cash flows. The excess tax benefits classified as a financing cash inflow for the year ended December 31, 2007 and 2006 are approximately $158,000 and $11,000, respectively.

The following table illustrates the effect on net income and net income per share if the Company had applied in its Consolidated Statements of Income the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plan for the year ended December 31, 2005. For purposes of this pro forma disclosure, options granted subsequent to December 31, 2005 are not considered, the value of the options is estimated using a Black-Scholes option-pricing formula and the expense is amortized ratably over the options’ vesting periods.

Year Ended December 31,
2005
(in thousands, except per share amounts)
Net income, as reported	$1,534
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of $4,526, of taxes for the year ended December 31, 2005..	(8,828)

Net (loss) income, pro forma	$(7,294)

Earnings (loss) per share:
Basic—as reported	$0.03
Basic—pro forma	$(0.15)
Diluted—as reported	$0.03
Diluted—pro forma	$(0.15)

Income Taxes:    Income taxes are accounted for using the asset and liability method, as prescribed in SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized. See Note 7, Income Taxes, for more information related to the Company’s deferred tax assets and liabilities.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

SFAS No. 155: In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders’ election. SFAS 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The adoption of SFAS 155 did not have a material impact on our consolidated financial condition, results of operations or cash flows.

FIN No. 48: In July 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 were effective for the Company on January 1, 2007.

On January 1, 2007, the FIN 48 adoption date, the Company had $1.7 million of unrecognized tax benefits, all of which would affect the Company’s effective tax rate if recognized. The Company recorded a cumulative effect adjustment of $0.2 million as a decrease to its January 1, 2007 retained earnings for the accrued interest expense on the unrecognized tax benefit. The Company recognizes interest and penalties related to uncertain tax positions as an accrued expense. At December 31, 2007, the Company had $1.7 million of unrecognized tax benefits. During the first twelve months of 2007, the Company expensed less than $0.2 million of interest expense related to the unrecognized tax benefit. As of December 31, 2007, the Company had approximately $0.4 million of accrued interest related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states, local and foreign jurisdictions. The Company, with few exceptions, is no longer subject to U.S. federal, state/local or non-U.S. income tax examination by tax authorities for years prior to 2003, 1999 and 2000, respectively.

SFAS No. 157: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial condition, results of operations or cash flows.

SFAS No. 159: In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial condition, results of operations or cash flows.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 160: In December 2007 the FASB issued SFAS No. 160 Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also required disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 will provide more transparent reporting of the net income attributable to the noncontrolling interest. SFAS 160 is effective for the Company as of January 1, 2009. Early adoption is not permitted. The Company is currently evaluating the potential impact of adopting SFAS 160.

SFAS No. 141(R): In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaced SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) is effective for the Company January 1, 2009. Early adoption is not permitted. The Company is currently evaluating the potential impact of adopting SFAS 141(R).

SAB No. 110: In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”). This SAB expresses the views of the staff regarding the use of a ‘simplified’ method, as discussed in SAB 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS 123R. In particular, the staff indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. In SAB 110, the staff expressed an opinion that it will continue to accept, under certain circumstances, the use of simplified method beyond December 31, 2007.

3. September 11 Events

Our previous headquarters were in the World Trade Center. As a result of the terrorist attack on September 11, 2001, our offices in the World Trade Center were destroyed. At that time, Cantor maintained property and casualty insurance policies with third party insurers and, under its Administrative Services Agreement (“ASA”) with Cantor, the Company was entitled to property and casualty insurance coverage of up to $40.0 million. Cantor received insurance payments related to the September 11 events totaling $45.0 million in 2001 and an additional $21.0 million in 2003. Pursuant to the ASA, the Company received $20.5 million of these insurance proceeds from Cantor in 2001, $3.5 million in 2006 and $1.7 million in 2005. These proceeds were recognized as income in the accompanying Consolidated Statements of Income under the caption “Insurance recovery from related parties”. The lag in timing between Cantor’s receipt of insurance proceeds in 2003 and the Company’s related receipts in 2005 and 2006 was a result of the need to analyze and determine the allocable amounts of such proceeds among Cantor and its related entities pursuant to the ASA. As a result of the September 11 events,

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company fixed assets with a book value of approximately $17.8 million were destroyed. Accordingly, the Company recorded gains related to the receipt of insurance proceeds of $2.7 million in 2001, $3.5 million in 2006 and $1.7 million in 2005. The Company completed the move into its new global headquarters during 2007, and hence completed the replacement of the destroyed assets.

4. Fixed Assets

Fixed assets, net consisted of the following:

	At December 31,
	2007	2006
	(in thousands)
Computer and communication equipment	$62,663	$53,305
Software, including software development costs	110,842	96,036
Leasehold improvements and other fixed assets	7,735	4,887

	181,240	154,228
Less: accumulated depreciation and amortization	(119,983)	(96,785)

Fixed assets, net	$61,257	$57,443

Depreciation expense was $11.7 million, $12.7 million and $10.9 million for 2007, 2006 and 2005, respectively, and is included in the accompanying Consolidated Statements of Income under the caption “Other occupancy and equipment”.

In accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), the Combined Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. During the years ended December 31, 2007, 2006 and 2005, software development costs totaling $21.1 million, $17.2 million and $18.8 million, respectively, were capitalized. For the years ended December 31, 2007, 2006 and 2005, the Combined Company’s Supplemental Consolidated Statements of Operations included $17.0 million, $23.8 million and $20.1 million, respectively, in relation to the amortization of software development costs. The amortization of software development costs for year ended December 31, 2006 included approximately $1.2 million of accelerated amortization due to the anticipated early retirement of certain of the Combined Company’s internally developed software which was replaced in the second quarter of 2006. The years ended December 31, 2007 and 2005 do not include any accelerated amortization charges.

Impairment charges of $4.8 million, $1.9 million and $2.4 million were recorded during the years ended December 31, 2007, 2006 and 2005, respectively, related to the evaluation of capitalized software projects for future benefit and for fixed assets no longer in service.

Impairment charges related to capitalized software and fixed assets are recorded under the caption “Impairment of long-lived assets” in the accompanying Consolidated Statements of Operations.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Goodwill and Other Intangible Assets

Goodwill

Goodwill at December 31, 2007 and 2006 in the amount of $12.2 million represents the goodwill that was recorded in connection with the acquisition of ECCO in October 2004. Ecco is a highly specialized software developer focused on the financial markets. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. Goodwill is not being amortized but will be reviewed annually for impairment, or more frequently if impairment indicators arise, in accordance with SFAS 142. Goodwill associated with this acquisition is not expected to be deductible for tax purposes. The results of operations of ECCO have been included in the Company’s Consolidated Financial Statements subsequent to the date of acquisition.

Other Intangible Assets

Other intangible assets, net at December 31 consisted of the following (in thousands):

	2007			2006
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Patents, including capitalized legal costs	$32,474	$(29,411)	$3,063	$30,970	$(27,102)	$3,868
Acquired intangibles:
Existing technology	2,832	(1,817)	1,015	2,832	(1,251)	1,581
Customer contracts	412	(412)	—	412	(412)	—

Total intangible assets subject to amortization	$35,718	$(31,640)	$4,078	$34,214	$(28,765)	$5,449

Horizon license	1,500	—	1,500	1,500	—	1,500

Total other intangible assets	$37,218	$(31,640)	$5,578	$35,714	$(28,765)	$6,949

During the years ended December 31, 2007, 2006 and 2005, the Company recorded intangible amortization expense of $2.9 million, $7.1 million and $7.0 million, respectively, under the caption “Amortization of software development costs and other intangible assets” in the accompanying Consolidated Statements of Income.

The estimated aggregate amortization expense for each of the next five fiscal years is as follows $1.8 million in 2008, $1.3 million in 2009, $0.3 million in 2010, $0.1 million in 2011 and $0.5 million thereafter.

Patents

Wagner Patent:    In April 2001, the Company purchased the exclusive rights to United States Patent No. 4,903,201 (the “Wagner Patent”) dealing with the process and operation of electronic futures trading systems that include, but are not limited to, energy futures, interest rate futures, single stock futures and equity index futures. The Company purchased the Wagner Patent from ETS for an initial payment of $1.75 million in cash and 24,334 shares of the Company’s Class A common stock valued at $0.5 million. In order to perfect and defend the

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s rights under the Wagner Patent, the Company has incurred substantial legal costs. As of December 31, 2007 and 2006, the Company had a capitalized balance of approximately $21.1 million of related legal costs. The Company recorded amortization expense of $0.6 million for the year ended December 31, 2007 and $4.8 million for each of the two years ended December 31, 2006 and 2005. The carrying value of the Wagner Patent, including such legal costs, was $0 and $0.6 million at December 31, 2007 and 2006, respectively.

During the years ended December 31, 2007, 2006 and 2005, the Company recognized revenue from the Wagner Patent of $1.6, $11.7 million and $10.0 million respectively, which was included in “Software Solutions and licensing fees from unrelated parties” in the accompanying Consolidated Statements of Income. Additionally, the Company recognized transaction revenues of $1.3 million, $6.2 million and $1.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Wagner Patent expired on February 20, 2007.

Lawrence Patent:    In August 2001, the Company purchased the exclusive rights to United States Patent No. 5,915,209 (the “Lawrence Patent”) covering electronic auctions of fixed income securities. The Lawrence Patent expires in 2014. The Company purchased the Lawrence Patent for $0.9 million payable over three years, and warrants to purchase 15,000 shares of the Company’s Class A common stock at an exercise price of $16.08, which were valued at approximately $0.2 million. The warrants expire on August 6, 2011. During the second quarter of 2005, the Company entered into an Amendment Agreement to amend the Purchase Agreement related to the Lawrence Patent. Pursuant to the Amendment Agreement, the Company will be required to pay $0.5 million over four years. Additional payments are contingent upon the generation of related revenues. The carrying value of the Lawrence Patent was $0.9 million and $1.1 million at December 31, 2007 and 2006, respectively.

Automated Auction Protocol Processor Patent:    In May 2003, US Patent No. 6,560,580 (the “580 patent”) was issued to Cantor for an Automated Auction Protocol Processor. The Company is the exclusive licensee of the 580 patent, which expires in 2016. Under the Amended and Restated Joint Services Agreement between the Company and Cantor, the Company is responsible for bearing the costs associated with enforcing its rights under this patent.

Other:    The Company incurred costs in connection with various patent applications. The Company capitalized $1.5 million and $1.3 million of such legal costs for the years ended December 31, 2007 and 2006, respectively. The carrying value of the capitalized costs related to patent applications was $2.1 million and $2.1 million at December 31, 2007 and 2006, respectively. At December 31, 2006, the Company recorded an impairment charge $0.1 million, under the caption “Impairment of long-lived assets” in the accompanying Consolidated Statement of Income, related to certain patents.

Acquired Intangible Assets

In connection with the ECCO acquisition, the Company recorded $3.2 million of purchased intangibles. The purchased intangibles consist of $2.8 million in existing technology and $0.4 million of customer contracts, which are amortized on a straight-line basis over their estimated useful lives of five years and two years, respectively. The carrying value of the purchased intangibles was $1.0 million and $1.6 million as of December 31, 2007 and, 2006 respectively.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Horizon License

In February 2006, in conjunction with Cantor’s acquisition of IDT Horizon GT, Inc., a Delaware Corporation (“Horizon”), the Company entered into a software license agreement (the “Horizon License”) with Horizon, pursuant to which Horizon granted the Company a perpetual, fully paid-up, non-transferable (except to affiliates of the Company) license of Horizon’s GovREPO software, a multi-currency, multi-entity, multi-portfolio, collateral management and trading system for fixed income securities. Management has estimated the fair value of the Horizon License at $1.5 million. The Horizon License permits the Company to use the software worldwide in connection with the processing of trades in the Company’s product offerings, provided that the software may not be used for the processing of the business of any other person, firm or entity. The Horizon License provides that, in the event Cantor sells the Horizon business, Cantor will pay the Company an amount equal to 23% of the total consideration received in connection with such sale, up to a maximum of $1.5 million. Due to the perpetual nature of the Horizon License, it will not be amortized, but rather will be tested for impairment at least annually pursuant to the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. The Company treated the $1.5 million payment for the Horizon License as a deemed dividend to Cantor. In consideration for the Horizon License and support services to be provided under the Horizon License, the Company issued to Horizon a warrant to acquire 312,937 shares of Class A common stock of the Company. The warrant has a five-year term and is immediately exercisable at an exercise price equal to $8.87.

6. Other Supplementary Balance Sheet Information

Other assets consisted of the following at December 31:

	2007	2006
	(in thousands)
Licensing fees and other receivables	$3,244	$8,157
Pre-paid expenses	3,488	3,140
Income tax receivable	817	—
Deferred tax assets	4,443	—
Restricted cash	302	2,129
Other assets	422	299

	$12,716	$13,725

Accounts payable and accrued liabilities consisted of the following at December 31:

	2007	2006
	(in thousands)
Deferred revenue	$780	$1,748
Current income tax payable	77	964
Deferred tax liability	—	1,963
Other taxes payable	3,906	2,564
Accrued professional fees	7,981	6,193
Accrued compensation	3,960	—
Loss contingency	3,500	—
Bank overdraft	1,308	1,763
Other accrued liabilities	11,583	8,934

	$33,095	$24,129

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Income Taxes

The provision/(benefit) for income taxes consisted of the following:

	Year Ended December 31,
	2007	2006	2005
	(in thousands)
Current
U.S. federal	$(100)	$2,273	$(40)
U.S. state and local	130	615	199
Foreign	109	110	133

	139	2,998	292

Deferred
U.S. federal	(5,327)	(32)	147
U.S. state and local	(1,086)	(7)	30
Foreign	7	6	21

	(6,406)	(33)	198

Income tax (benefit)/ provision	$(6,267)	$2,965	$490

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

	Year Ended December 31,
	2007	2006
	(in thousands)
Deferred tax assets
Warrant expense	$12,260	$12,340
Net operating loss/credits carryforwards	5,798	—
Deferred revenue	1,273	1,604
Basis difference of investments	1,789	1,800
Non-employee stock options	1,173	1,188
Other deferred and accrued expenses	12,547	4,257
Foreign deferred and accrued expenses	(40)	(33)
Foreign NOL	28,419	24,789

Total deferred tax assets	63,219	45,945
Valuation allowance	(49,290)	(36,621)

Net deferred tax assets	13,929	9,324

Deferred tax liability
Software capitalization	9,254	9,753
Gain on replacements of assets	1,512	1,943
Depreciation of fixed assets	(1,356)	(486)
Other	76	77

Total deferred tax liability	9,486	11,287

Net deferred tax asset/(liability)	$4,443	$(1,963)

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As reflected in the above table, the Company established a valuation allowance against the net deferred tax assets of $49.3 million and $36.6 million at December 31, 2007 and 2006, respectively. The valuation allowance primarily relates to warrant expenses and net operating loss carry-forwards where there is significant uncertainty as to their ultimate realization. The net operating loss (“NOL”) carryforwards relate to the US and UK operations. The US NOLs have a 20 year expiration and the UK NOLs have no expiration.

Additionally, tax benefits associated with employee stock option and business partner warrant exercises served to reduce taxes currently payable.

Differences between the Company’s actual income tax expense and the amount calculated utilizing the U.S. federal statutory rates were as follows:

	Year Ended December 31,
	2007	2006	2005
	(in thousands)
Federal income tax (benefit)/expense at 35% statutory rate	$(13,681)	$2,666	$709
State taxes, net of federal benefit	(621)	395	149
Foreign income tax benefit	(1,511)	(1,504)	(1,435)
Other non-deductible/(taxable) items	(68)	262	458
Increase in valuation allowance for deferred items currently recognized	8,020	74	101
Federal tax benefit of research and development credit	(51)	(455)	(994)
Tax benefit of net operating loss not currently recognized	1,588	1,589	1,588
Deferred tax expense/(benefit) from annualizing effective tax rate	57	(62)	(86)

	$(6,267)	$2,965	$490

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) for the year ended December 31, 2007 is as follows (in millions):

Balance, January 1, 2007 (excluding interest and penalties of $0.2 million)	$1.7
Decreases in gross unrecognized tax benefits pertaining to tax positions taken during prior years	—
Increases in gross unrecognized tax benefits pertaining to tax positions taken during the current year	—
Decreases in gross unrecognized tax benefits relating to settlements with taxing authorities	—
Reductions to gross unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	—

Balance, December 31, 2007 (excluding interest and penalties of $0.4 million)	$1.7

The amount of unrecognized tax benefits at December 31, 2007 that, if recognized, would favorably affect the effective tax rate is $1.7 million. Such amount excludes $0.4 million of interest and penalties accrued in the statement of financial condition, of which $0.2 million was recognized in the current year.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The company anticipates that the total amount of unrecognized benefits (excluding penalties and interest) will remain unchanged over the next 12 months.

8. Commitments and Contingencies

Commitments

Under the Administrative Services Agreement, the Company is obligated to Cantor for rental payments under Cantor’s various non-cancelable leases with third parties, principally for office space and computer equipment, expiring at various dates through 2020. Certain of these leases have renewal terms at the Company’s option and/or escalation clauses (primarily based on the Consumer Price Index).

During 2005, the Company established a new global headquarters with Cantor at 110 East 59th Street in New York’s midtown Manhattan. Under the Administrative Services Agreement, the Company is obligated to Cantor for its pro rata portion (based on square footage used) of rental payments during the 16-year term of the lease for the new headquarters.

During 2006, Cantor and the Company established new offices at 40 Bank Street in London. Under the Administrative Services Agreement, eSpeed is obligated to Cantor for its pro rata portion (based on square footage used) of rental payments during the term of the lease for the new office space. The Company also established a new data center in Chicago, Illinois during 2005.

During 2007, the Company established a new Northeast data center in Trumbull, Connecticut. Under the Administrative Services Agreement, eSpeed is obligated to Cantor for its pro rata portion (based on square footage used) of rental payments during the term of the lease for the new office space.

Minimum lease payments under these arrangements for the years ending December 31 (in thousands):

2008	$5,060
2009	5,072
2010	5,076
2011	5,018
2012	5,113
Thereafter	46,276

Total	$71,615

Rental expense under all operating leases for the years ended December 31, 2007, 2006 and 2005 was $6.9 million, $6.7 million and $6.4 million, respectively.

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

governmental and self-regulatory agencies (both formal and informal) regarding the Company’s business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with SFAS No. 5, Accounting for Contingencies, when a legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. Other than what is discussed below, at December 31, 2007 there were no material legal contingencies for which the Company can estimate a possible loss or a range of losses.

In August 2004, Trading Technologies International, Inc. (“TT”) commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that we infringe U.S. Patent No. 6,766,304, which issued on July 20, 2004, and U.S. Patent 6,772,132, which issued on August 3, 2004. TT later added eSpeed International and ECCOWare LLC as defendants in a second amended complaint. On January 5, 2006, we answered TT’s second amended complaint in which we denied the infringement allegations and we filed an amended counterclaim seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT’s patent misuse. The Court consolidated for certain discovery and Markman hearing purposes our case with other patent infringement cases brought by TT against other defendants. A Markman hearing was held on August 16-18, 2006. On October 31, 2006, the Court issued a ruling on claim construction, which provides the meanings of the various terms in dispute in the asserted patents. In that ruling, the Court found that we correctly defined several of the patents’ key terms. The Court’s ruling supports our consistent position that eSpeed and ECCO’s products fall outside the scope of Trading Technologies’ patents. In February 2007, the Court denied TT’s motion for clarification and reconsideration of the Markman decision and reconfirmed its October 2006 ruling. On June 20, 2007, the Court granted eSpeed’s motion for partial summary judgment on TT’s claims of infringement covering the Dual Dynamic, eSpeedometer and modified eSpeedometer versions of eSpeed and ECCO’s products. As a result, the remaining products at issue in the case are the versions of the eSpeed and ECCO products that have not been on the market in the U.S. since roughly the end of 2004. TT moved for reconsideration of that summary judgment ruling which the court denied. The trial began on September 10, 2007 and ended on October 4, 2007. On October 10, 2007 a jury rendered a verdict that eSpeed and ECCO willfully infringed. The jury awarded damages in the amount of $3.5 million. On January 3, 2008, the court granted eSpeed’s motion for directed verdict on willfulness, finding that eSpeed’s infringement was not willful as a matter of law, and denied eSpeed’s general motions for directed verdict and for new trial. On February 6, 2008, eSpeed’s remittitur motion was conditionally granted and on February 12, 2008, TT accepted the remittitur. Accordingly, the judgement has been reduced to approximately $2.5 million plus interest. Additionally, TT’s motion for pre-judgment interest was granted and interest was set at the prime rate, compounded monthly. Presently pending before the Court is eSpeed’s motion that the patents are unenforceable because of TT’s inequitable conduct. If TT ultimately prevails in the litigation, we may be required to pay TT damages and/or certain costs and expenses, and we may be forced to modify or withdraw certain products from the market. Both parties have requested attorneys’ fees from the other party, which may be awarded by the Court in exceptional cases.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company is unable to estimate a possible loss or range of losses in connection with an appeal of this matter.

In addition to the matters discussed above, the Company is involved in other legal proceedings that have arisen in the ordinary course of business. None of the currently pending matters is expected to have a material adverse impact on the Company’s financial position but may be material to the Company’s results of operations or cash flows in a given period.

The outcome of such items cannot be determined with certainty; therefore we cannot predict what the eventual loss or range of loss related to such matters will be. Our management believes that, based on currently available information, the final outcome of these current pending matter will not have a material effect on our cash flow, results of operations or financial position.

9. Investments

Investments consisted of the following:

	December 31,
	2007	2006
	(in thousands)
Freedom International Brokerage	$7,064	$7,043
Aqua Securities, L.P.	1,529	—
EIP Holdings	819	734
Tradespark	3	3
ESX Futures, L.P.	—	—

Total Investments	$9,415	$7,780

Freedom:    The Company and Cantor formed a limited partnership (the “LP”) to acquire an interest in Freedom International Brokerage (“Freedom”), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company. In April 2001, the Company contributed 310,769 shares of its Class A common stock, valued at approximately $7.0 million, to the LP as a limited partner, which entitles the Company to 75.0% of the LP’s capital interest in Freedom. The Company shares in 15.0% of the LP’s cumulative profits but not in cumulative losses. Cantor contributed 103,588 shares of the Company’s Class A common stock as the general partner. Cantor is allocated all of the LP’s cumulative losses and 85.0% of the cumulative profits. The LP exchanged the 414,357 shares for a 66.7% interest in Freedom.

The Company has also entered into a technology services agreement with Freedom pursuant to which the Company provides the technology infrastructure for the transactional and technology related elements of the Freedom marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace. In general, if a transaction is fully-electronic, the Company receives 65% of the aggregate transaction revenues and Freedom receives 35% of the transaction revenues. For a period of four years beginning on July 1, 2006, Freedom may deduct the amount of its brokerage commissions (up to a 45% payout) from gross electronic transaction services revenue prior to the 65%/35% split between the Company and Freedom. If Freedom provides voice-assisted brokerage services with respect to a transaction, then the Company receives 35% of the revenues and Freedom receives 65% of the revenues.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2007, 2006 and 2005, the Company’s share of Freedom’s net income (loss) was approximately $21,000, $11,000 and ($16,000), respectively, and is included under the caption “Other expenses” in the accompanying Consolidated Statements of Income.

EIP Holdings/Tradespark:    The Company has a 15% investment in EIP Holdings, LLC (“EIP Holdings”), which in turn has a 99.5% investment in TradeSpark, L.P. (“TradeSpark”), a voice brokerage business in certain energy products. Cantor has an 85% investment in EIP Holdings. The Company’s net income from its investment in EIP Holdings, through both direct and indirect investments, totaled approximately $85,000, $27,000, and $6,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and is included under the caption “Other expenses” in the accompanying Consolidated Statements of Income.

Aqua Securities, LP:    In January 2007, the Company announced the formation of Aqua Securities, LP (“Aqua”), an alternative electronic trading platform which will offer new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by the Company. Both companies collectively have contributed financial, professional, and technology assets to the new venture, which included all of the Company’s former equities order routing business. In June 2007, the Company contributed to Aqua $0.7 million cash and technology assets with a net book value of approximately $0.6 million. During the fourth quarter, Aqua received certain FINRA approvals. With that, the Company further contributed to Aqua $0.6 million cash and technology assets with a net book value of approximately $0.5 million. For the year ended December 31, 2007, the Company’s share of Aqua’s net loss was approximately $0.9 million, and is included under the caption “Other expenses” in the accompanying Condensed Consolidated Statements of Operations. In January 2008, the Company further contributed to Aqua approximately $1.0 million in cash.

ESX Futures, L.P.:    On December 21, 2007, the Company and 11 other leading financial institutions announced the formation of a limited partnership that will establish a fully-electronic futures exchange which is referred to as “ELX.” The Company will hold an approximately 25% interest in the exchange’s operating limited partnership, ESX Futures, L.P. and its holding company general partner, ESX Futures Holdings, LLC (combined “ELX”). Assuming eSpeed maintains its present ownership percentage, it will be entitled to approximately 25% of distributions from each entity. eSpeed has also entered into a technology services agreement with ELX pursuant to which the Company will provide software development, software maintenance, customer support, infrastructure, and internal technology services to support the new exchange’s electronic trading platform. Since operations did not commence until January 2008, there were no financial results for the year ended December 31, 2007 to be included under the caption “Other expenses” in the accompanying Consolidated Statements of Operations.

10. Reverse Repurchase Agreements

Cash and cash equivalents at December 31, 2007 and 2006 included $59.8 million and $166.0 million, respectively, of reverse repurchase agreements with Cantor. The Company enters into reverse repurchase agreements with Cantor as short-term investments as part of its overall cash management strategy. The Company’s reverse repurchase agreements mature on a next day basis. Interest rates for the reverse repurchase agreements are reset daily and approximate market rates, which are based on the Fed Funds Rate and the quality of the underlying collateral.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at fair value, approximated by the contractual amount for which the securities can be resold, including accrued interest. It is the Company’s policy to require collateral with a market value equal to or in excess of the principal amount deposited. All collateral is held in third-party custodial accounts. The value and eligibility of the collateral deposited are determined daily by the third-party custodian, and the Company may require Cantor to deposit additional collateral or return amounts deposited when appropriate. Under the terms of these agreements, the securities collateralizing the reverse repurchase agreements are not permitted to be resold or repledged. Cash and collateral for each reverse repurchase agreement are settled daily. The $59.8 million held in reverse repurchase agreements at December 31, 2007, are fully collateralized by eligible fixed income securities. Of the $166.0 million held in reverse repurchase agreements at December 31, 2006, $61.9 million is fully collateralized by U.S. government securities and $104.1 million is fully collateralized by eligible equity securities. The fair value of such collateral at December 31, 2007 and 2006 totaled $61.0 million and $177.5 million, respectively.

11. Related Party Transactions

A significant amount of the Company’s revenues, expenses, assets, liabilities and cash flows are dependent on related party transactions with Cantor, BGC, Freedom, and CO2e.com, LLC (“CO2e”). For the year ended December 31, 2007, approximately 45.6% of the Company’s revenues are attributable to Cantor and 35.4% are attributable to BGC Partners.

JOINT SERVICES AGREEMENT

Under the Amended and Restated Joint Services Agreement, dated October 1, 2005 (the “JSA”), with Cantor, as well as under services agreements with Freedom and CO2e, the Company owns and operates the electronic trading systems and is responsible for providing electronic brokerage services, and Cantor and BGC, Freedom and CO2e provide voice-assisted brokerage services, clearance, settlement and other fulfillment and related services, such as credit and risk management services, oversight of customer suitability and regulatory compliance, sales positioning of products and other services customary to brokerage operations. The Company’s agreement with Cantor provides for a perpetual term and may not be unilaterally modified by the Company.

REVENUE SHARING ARRANGEMENTS

Under the JSA, as well as under services agreements with BGC, Freedom and CO2e, the Company owns and operates the electronic trading systems and is responsible for providing electronic brokerage services, and BGC, Freedom, and CO2e, provide voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of customer suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, for fully electronic transactions in U.S. Treasuries, the Company receives 65% of the transaction revenues and Cantor, BGC or Freedom receives 35% of the transaction revenues. For a four year period beginning on July 1, 2006, the 65%/35% revenue share between eSpeed and Freedom is paid on net transaction revenues, which are calculated after deductions of all electronic business-related broker commission payments (up to a 45% broker payout).

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to foreign exchange transactions, the 65%/35% revenue share between eSpeed and Cantor shall be paid after the payment of any revenue share amount to certain participants on the foreign exchange platform and after payment of fees relating to clearance, settlement and fulfillment services provided by Cantor. Such clearing and settlement fees shall be shared 65%/35% in the event that the average cost of such services exceeds the average costs associated with clearing and settling cash transactions in U.S. Treasuries.

The Company agreed to divide revenue with Cantor with respect to European Government Bonds (“EGBs”) traded electronically as follows: (i) the first $1.5 million of gross revenues from EGBs traded electronically shall be shared 65% to eSpeed and 35% to Cantor, (ii) from July 1, 2005 through June 30, 2009, net revenues for EGBs derived from gross revenues in excess of $1.5 million shall be shared 50% to eSpeed and 50% to Cantor, and (iii) after June 30, 2009, net revenues from EGBs derived from gross revenues in excess of $1.5 million shall then be shared 65% to eSpeed and 35% to Cantor. Net revenues shall be calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses shall not exceed 50% of EGB electronic revenues.

The Company has agreed to divide revenue between the Company and Cantor with respect to all products other than benchmark U.S. treasury securities, spot foreign exchange or EGBs which become electronically traded in the future as follows: the Company may receive no less than 50% of the net revenues for such products for a period of four years from the date a customer enters an order on our eSpeed system for such products, or four years from the date of the amendment in the case of products which are currently voice-assisted for BGC customers. At the end of such four-year period, the revenue share shall revert to a payment to eSpeed of 65% of the net revenues for such products. Net revenues shall be calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses shall not exceed 50% of such electronic revenues.

With respect to the equity order routing business conducted for Cantor, eSpeed and Cantor each have traditionally received 50% of the revenues, after deduction of specified marketing, sales and other costs and fees. In addition, any eSpeed equity order routing business that was not conducted for Cantor was treated as a fully electronic transaction, in which the Company would receive 65% of the revenues of any such business and Cantor will receive 35% of such revenues. With the completion of the spin-off of the equities business in connection with the Aqua transaction, the Company is entitled to a 49% interest in the new entity and Cantor will be entitled to a 51% interest, based on FINRA approval. The Aqua entity is also authorized to receive clearing and administrative services from Cantor and technology infrastructure services from eSpeed at cost. Aqua is also authorized to pay sales commissions to brokers of Cantor, BGC or other brokers who participate in the sales process.

CO2e is to share with the Company 50% of the fully electronic revenues. With respect to (i) certain network access facilities services agreements and (ii) other circumstances in which Cantor refers network access facility services business to the Company, 60% of net revenues from such business would be paid to Cantor and 40% of such revenues would be paid to the Company. This revenue sharing arrangement will be made after deduction of all sales commissions, marketing, helpdesk, clearing and direct third party costs, including circuits and

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintenance. With respect to private labeling of the eSpeed system to Cantor parties, the net revenues between eSpeed and Cantor with respect to such privately labeled businesses shall be shared 50% to eSpeed and 50% to Cantor for a period of four years from the date such customer begins trading. Thereafter, net revenues shall be shared 65% to the Company and 35% to Cantor. Net revenues shall be calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses shall not exceed 50% of such electronic revenues.

The Company is authorized to pay directly to BGC or Cantor brokers up to 10% of gross revenues on increased electronic trading on our eSpeed system by customers of such brokers in certain products. These payments are intended to provide incentive to voice brokers to encourage additional electronic trading on our eSpeed system by their customers and are solely in the discretion of our management. In addition, BGC is authorized to pay directly to eSpeed sales personnel or to eSpeed or its affiliate’s discretionary payments of commissions’ generated by eSpeed sales personnel. These payments are intended to provide incentive to eSpeed sales personnel to encourage additional voice brokered and hybrid trading.

Effective October 1, 2005, the Company amended the Company’s arrangement with Cantor with respect to Cantor’s Gaming Businesses to allow Cantor to provide their own Gaming Development Services. With that, former eSpeed technical personnel who had been primarily engaged in providing Gaming Development services for Cantor’s Gaming Businesses were hired directly by Cantor. Consequently, the payment provisions in the JSA were amended to provide the Company a 12.5% share of the Gaming Transaction Revenues. In exchange for such revenue share, the Company will provide to Cantor all Gaming-related Ancillary IT services consistent with the Ancillary IT services as is currently provided by eSpeed, and all reasonable replacement Ancillary IT. Further, Cantor will reimburse eSpeed for 100% of all direct costs expended by eSpeed for additional items requested by Cantor, in writing, which are solely dedicated to Cantor’s Gaming Business. eSpeed shall also provide to Cantor access to its business and property, including property, technology, software, and hardware in order to engage in development with respect to the Gaming Business.

In December 2005, the Company entered into an agreement with BGC to provide the technology and support for the first integrated voice and electronic U.S. Dollar repo trading platform for the primary dealer community. The Company and BGC will split gross revenues generated by the new platform 50%/50% after a deduction of total broker compensation associated with the extra commission paid to BGC brokers up to a cap of 50% of gross revenues.

In July 2006, the Company and Cantor entered into an agreement whereby the Company will provide our ECCO products to Cantor and BGC free of charge until December 31, 2007 and the Company will provide to Cantor new features and customized development work that it requests in writing with respect to our ECCO product and Cantor will pay the Company for the cost of the development of those new features. Additionally, the Company is authorized to enter into an agreement with Cantor to provide a commission for third-party sales by a Cantor or BGC salesperson equal to the equivalent amount that would be paid if the salesperson was a salesperson of eSpeed.

In general, for voice-assisted brokerage transactions, the Company receives 7% of the transaction revenues, in the case of BGC transactions, and 35% of the transaction revenues, in

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the case of Freedom transactions. For CO2e, the Company receives 20% of the transaction revenues. For screen-assisted open outcry brokerage transactions, the Company receives 2.5% of the transaction revenues in the case of BGC transactions, and for CO2e, the Company receives 20% of the transaction revenues.

Under various services agreements, the Company has agreed to provide Cantor, BGC, Freedom and CO2e technology support services, including systems administration, internal network support, support and procurement for desktops of end-user equipment, operations and disaster recovery services, voice and data communications, support and development of systems for clearance and settlement services, systems support for brokers, electronic applications systems and network support, and provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, the Company charges Cantor, BGC and Freedom the actual direct (compensation) and indirect costs (rent, maintenance, equipment and communications), of providing such services and receives payment on a monthly basis. The indirect costs are generally determined by using headcount as the basis for such charges. These services are provided to CO2e and to Cantor with respect to its Gaming Business at no additional cost other than the revenue sharing arrangement set forth above. Also, in connection with Cantor’s Gaming Business, the Company has agreed to provide additional items such as hardware, machinery, personnel, communications lines and similar dedicated items to Cantor at its written request in exchange for payment by Cantor of all of the direct costs for such items.

Under the terms of the JSA, the Company has agreed with Cantor to certain arrangements, including commission structures, pursuant to which Cantor and its affiliates participate in certain eSpeed marketplaces by posting quotations for their accounts and by acting as principal on trades. Such activity is intended, among other things, to assist these parties in managing their proprietary positions, and to facilitate transactions, add liquidity, increase commissions and attract additional order flow to the eSpeed system and revenue to both eSpeed and Cantor and its affiliates.

ADMINISTRATIVE SERVICES AGREEMENT

Under an Administrative Services Agreement (as defined below), Cantor provides various administrative services to eSpeed, including accounting, tax, legal, human resources and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The indirect costs are generally determined by using headcount as the basis for such charges. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months’ prior notice by either eSpeed or Cantor. eSpeed incurred administrative fees for such services during the years ended December 31, 2007, 2006 and 2005 totaling $13.8 million, $12.6 million and $13.9 million, respectively. Cantor is also authorized to provide these administrative services to the Aqua business.

The services provided under both the JSA and the Administrative Services Agreement are related party services because Cantor controls eSpeed. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if eSpeed did not obtain such services from Cantor. Management believes that the allocation of such costs are reasonable.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Transactions

eSpeed currently enters into reverse repurchase agreements with Cantor and its affiliates as short-term investments as part of its overall cash management strategy, at December 31, 2007, the Company had $59.8 million of reverse repurchase agreements (see Note 10, Reverse Repurchase Agreements, for more information regarding these arrangements). As an alternative to its policy of investing its cash in reverse repurchase agreements with Cantor, on July 26, 2007, eSpeed entered into a Secured Promissory Note and Pledge Agreement (the “Secured Loan”) with Cantor in which eSpeed agreed to lend to Cantor up to $100 million (the “Secured Loan Amount”) on a secured basis from time to time. The Secured Loan is guaranteed by a pledge of eSpeed Class A or Class B Common Stock owned by Cantor equal to 125% of the outstanding Secured Loan amount, as determined on a next day basis. The Secured Loan bears interest at the market rate for equity repurchase agreements plus 0.25% and is payable on demand. The Secured Loan was approved by eSpeed’s Audit Committee. At December 31, 2007, the outstanding balance of the Secured Loan was $65 million. For the year ended December 31, 2007, Cantor paid eSpeed interest income of approximately $1.5 million. As of March 14, 2008, the outstanding balance of the Secured Loan was $0.

In February 2006, a subsidiary of Cantor acquired all of the assets of Horizon. Immediately prior to the closing of the acquisition, the Company entered into the Horizon License. In consideration for the Horizon License and support services to be provided under the Horizon License, the Company issued to Horizon a warrant, which warrant was not transferred to Cantor (see Note 5, Goodwill and Other Intangible Assets, for more information regarding this transaction).

In July 2006, the Company and Cantor entered into an agreement whereby the Company will provide to Cantor new features for the Ecco product and Cantor will pay the Company for the cost of those new features. Additionally, the Company is authorized to enter into an agreement with Cantor to provide a commission for third-party sales by a Cantor salesperson as if the salesperson was a salesperson of the Company.

eSpeed’s parent, Cantor, granted certain eSpeed employees awards of partnership units in Cantor with a notional value of $1.1 million. Such partnership units entitle the employee to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination, provided that the employee has not engaged in any competitive activity with the Company or its affiliates prior to the date each payment is due. The partnership units were fully vested on date of grant. See Note 13, Stock-Based Compensation, for information regarding the accounting for these partnership units.

On August 10, 2006, the Company entered into a Sponsored Research Agreement with a researcher and a U.S. university in which the Company agreed to pay $100,000 per year for five years in exchange for research and certain patent rights. In October 2006, the Company agreed with Cantor and BGC that Cantor and BGC would pay 75% of all payments to be made by the Company in connection with the Sponsored Research Agreement, and that, to the extent, if any, that eSpeed makes any charitable contributions to the university, Cantor and BGC will make a proportional charitable contribution. In exchange for this agreement, the Company will retain nonexclusive license to all patents and patent applications resulting from the Sponsored

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research Agreement within the field of fully electronic financial services, BGC will have a license to the patents and patent applications in all financial services fields other than fully electronic, and Cantor will have patent rights to all other patents and patent applications. The Company further agreed that in the event that the Company or Cantor grants a license to such technology in the field of fully electronic financial services, the Company and Cantor will each receive 50% of all revenue from any such license.

In January 2007, the Company announced the formation of Aqua Securities Holdings, an alternative electronic trading platform which offers new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by the Company. Both companies collectively have contributed financial, professional, and technology assets to the new venture, which will include all of the Company’s former equities order routing business. See Note 9, Investments, for information regarding the accounting.

12. Capitalization

The rights of holders of shares of Class A and Class B common stock are substantially identical, except that holders of Class B common stock are entitled to 10 votes per share, while holders of Class A common stock are entitled to one vote per share. Additionally, each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Cantor holds 99.8% of the Company’s outstanding Class B common stock. The remaining 0.2% of the Company’s Class B common stock is owned by CF Group Management, Inc., the general managing partner of Cantor.

During the years ended December 31, 2007, 2006 and 2005, the Company issued approximately 450,000, 378,000, and 183,000 shares, respectively, of Class A common stock related to vested restricted stock units and exercise of employee stock options and business partner warrants.

The Company’s Board of Directors has authorized the repurchase of up to $100 million of outstanding Class A common stock. During the year ended December 31, 2007, the Company did not repurchase any shares. During the year ended December 31, 2006, the Company repurchased an aggregate of 52,239 shares of the Company’s Class A common stock for approximately $0.5 million under this plan, at an average price of $8.92. During the year ended December 31, 2005, the Company repurchased approximately 3.5 million shares of the Company’s Class A common stock for a total of $28.9 million in cash under this plan, at an average price per share of $8.37, including approximately 0.3 million shares repurchased from partners of Cantor and approximately 0.9 million shares repurchased from the Cantor Relief Fund, which were repurchased at fair market value on the date of purchase. The Company has approximately $58.2 million remaining from its $100 million buyback authorization.

During the year ended December 31, 2006, Cantor converted 1.6 million shares of the Company’s Class B common stock to the Company’s Class A common stock. Of the shares of the Company’s Class A common stock that were received upon conversion, approximately 1.4 million shares were donated to the Cantor Relief Fund.

As part of the Horizon License transaction (see Note 5, Goodwill and Other Intangible Assets, for more information regarding this transaction), the Company distributed to Cantor a deemed dividend of $1.5 million during the year ended December 31, 2006.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Stock-Based Compensation

The Company has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan, as amended in 2003 (the “LT Plan”), which provides for awards in the form of 1) incentive stock options and non-qualified stock options; 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation and 6) other awards, the value of which is based in whole or in part upon the value of the Company’s Class A common stock. The total number of shares of stock that may be subject to outstanding awards, determined immediately after the grant of any award, shall not exceed the greater of 18.5 million shares, or such number that equals 30% of the total number of shares of all classes of the Company’s common stock outstanding at the effective time of such grant. The maximum term of the options which have been granted is 10 years from the date of grant. The Compensation Committee of the Board of Directors administers the LT plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of the Company and its affiliates.

Restricted Stock Units

A summary of the activity associated with restricted stock units is as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)
Balance at January 1, 2005	281,620	$10.62
Granted	154,000	7.89
Vested	(92,805)	11.54
Forfeited	(19,226)	11.54

Balance at December 31, 2005	323,589	9.00
Granted	270,435	8.79
Vested	(220,609)	8.74
Forfeited	(22,876)	8.00

Balance at December 31, 2006	350,539	9.06
Granted	319,469	10.20
Vested	(293,267)	9.3
Forfeited	(34,416)	8.80

Balance at December 31, 2007	342,325	$9.79	2.7

During December 2007, 2006 and 2005, the Company granted eligible employees approximately 319,000, 270,000, and 154,000, respectively, of restricted stock units with a market value at the date of grant of $3.3 million, $2.4 million, and $1.2 million, respectively. Each restricted stock unit is convertible into one share of Class A common stock upon completion of the vesting period. For restricted stock units that vested during 2007 and 2006, the Company withheld shares to pay payroll taxes due at the time of vesting of $0.5 million and $0.4 million respectively.

In connection with the acquisition of ECCO in 2004, the Company was obligated to issue approximately 179,000 shares of its Class A common stock to certain employees of ECCO

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to the terms of the purchase agreement. The market value at the date of grant was $1.8 million. During 2005, the Company issued 7,505 shares to eligible employees, and 1,876 shares were forfeited. During 2006, the Company issued 87,609 shares to eligible employees, and 1,876 shares were forfeited. During 2007, the remaining 80,104 shares vested with no forfeitures.

Restricted stock units granted to employees have historically vested in a range of one-to-three years from date of grant. Restricted stock units granted to employees during 2007 vest over a three-year period, with 33.3% vesting on each of the anniversary dates.

Restricted stock units granted to employees during 2006 were to vest over a two-year period, with 67% vesting on the first anniversary date. Restricted stock units granted to each non-employee Board of Director on an annual basis, in consideration for services provided, vest one year from date of grant provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. In addition, restricted stock units received by each non-employee Board of Director for their appointment or initial election to the Board of Directors vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. The fair value of the restricted stock units is determined on the date of grant based on the market value of Class A common stock, and is recognized, net of the effect of estimated forfeitures, over the vesting period. The Company uses historical data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates.

In December 2007, the Board of Directors accelerated the vesting of the majority of outstanding RSUs, and $0.8 million in expense was included in our Consolidated Statement of Operations for 2007 associated with this acceleration. As part of 2007 bonus compensation, the Board of Directors granted approximately $2.6 million in new RSU’s which vest in equal installments over a three-year period. Approximately $60,000 in expense was included in our statement of operations for 2007 associated with the new grant; leaving approximately $2.5 million in unrecognized compensation cost related to unvested restricted stock units to be recognized through 2010.

Total compensation expense related to the restricted stock units before associated income taxes was approximately $2.4 million, $1.5 million and $1.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

A summary of the activity associated with stock options is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at January 1, 2005	16,660,563	$16.35
Granted	297,000	8.75
Exercised	(89,852)	5.10
Forfeited	(2,184,526)	23.36

Balance at December 31, 2005	14,683,185	15.20
Granted	1,065,068	8.71
Exercised	(204,911)	6.58
Forfeited	(378,460)	15.47

Balance at December 31, 2006	15,164,882	14.86
Granted	1,014,170	10.81
Exercised	(156,320)	5.18
Forfeited	(495,833)	16.92
Balance at December 31, 2007	15,526,899	14.63	5.2	$19,083,320

Options exercisable at December 31, 2007	15,485,597	$14.65	5.2	$18,017,643

Issued in Connection with the LT Plan:    During the years ended December 31, 2007, 2006 and 2005, respectively, the Company granted options to purchase 1.0 million, 1.1 million and 0.3 million shares of Class A common stock pursuant to the LT Plan. The exercise prices for these options equaled the closing price of the Company’s Class A common stock on the date of grant of each option. The options generally vest ratably and on a quarterly basis over four years from the grant date.

The weighted average grant date fair value of options granted during the year ended December 31, 2007, 2006 and 2005 was $4.95, $4.78 and $4.29, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s Class A common stock for the 4.7 million options that were in-the-money at December 31, 2007. During the years ended December 31, 2007, 2006 and 2005, the aggregate intrinsic value of options exercised was $0.8 million, $0.5 million and $0.3 million, respectively, determined as of the date of option exercise. The exercise prices for these options equaled the closing price of the Company’s Class A common stock on the date of grant of each option. The options granted to employees generally vest ratably and on a quarterly basis over four years from the grant date. Options granted to each non-employee director on an annual basis, in consideration for services provided, vest one year from date of grant provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. In addition, options received by each non-employee director for their appointment or initial election to the Board of Directors vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of our Board of Directors at the opening of business on such date. At December 31, 2007, there was

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately $10,000 of total unrecognized compensation expense related to unvested stock options granted under the LT Plan. That expense is expected to be recognized over a weighted-average period of two years.

In December 2007, the Board of Directors accelerated the vesting of the majority of outstanding stock options. Our statement of operations included $3.7 million in expense related to this acceleration. Additionally, the Chief Executive Officer was granted 1.0 million fully vested options and the Company recorded $4.9 million in expense during 2007. Total compensation expense related to stock options before associated income taxes, including the expense related to the options granted to the Chief Executive Officer, was approximately $10.0 million and $0.4 million for the years ended December 31, 2007 and 2006. There was no compensation expense related to stock options granted to employees or directors for the years ended December 31, 2005.

The fair value of each stock option award granted is estimated as of the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are estimated using historical volatility of the Company’s Class A common stock over a preceding period commensurate with the expected term of the options. The expected term of options represents the period of time that options granted are expected to be outstanding. For options granted subsequent to the adoption of SFAS 123R, the expected term of options granted is derived from the simplified method allowed by Staff Accounting Bulletin No. 107 because the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. The risk-free rate for the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant. The expected dividend yield was assumed to be zero in the option pricing formula since the Company does not pay dividends and has no current plans to do so in the future. In addition, the Company uses historical data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates. The estimated forfeiture rate used for the year ended December 31, 2007 was immaterial. Groups of award recipients that have different exercise behavior are considered separately for valuation purposes.

The following table presents the assumptions that were used in the Black-Scholes option pricing model for the respective periods:

Year	Weighted Avg. Grant Date Fair Value	Risk Free Interest Rate	Expected Life (Years)	Expected Volatility	Dividend Yield
2007	$4.95	3.28%	5.00	48%	None
2006	$4.78	4.61%	6.05	52%	None
2005	$4.29	3.88%	4.21	58%	None

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides further details relating to the Company’s stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$5.10 - $8.73	2,574,728	$5.56	4.4	2,570,540	$5.56
$8.74 - $15.40	6,614,396	12.04	6.9	6,577,282	12.06
$15.41 - $23.10	6,181,364	20.64	3.7	6,181,364	20.64
$23.11 - $30.80	58,126	25.28	4.3	58,126	25.28
$30.81- $77.00	98,285	42.84	2.5	98,285	42.84

	15,526,899	$14.63	5.2	15,485,597	$14.65

Partnership Units

eSpeed’s parent, Cantor, has granted certain eSpeed employees awards of partnership units in Cantor with a notional value of $1.2 million. Such partnership units entitle the employee to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination, provided that the employee has not engaged in any competitive activity with the Company or its affiliates prior to the date each payment is due. The partnership units in Cantor were fully vested on date of grant.

The partnership unit awards are accounted for as liability awards under SFAS 123R. The fair value of the liability awards at December 31, 2007 and 2006 was approximately $0.3 and $0.5 million, respectively. For the awards that are not fully vested at grant date, the Company will recognize non-cash compensation expense for the fair value of the awards as the awards are amortized over the stated vesting periods. For the awards that are fully vested on the date of grant, the Company will recognize non-cash compensation expense at grant date for the fair value of the awards. The liability incurred for such awards will be re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability will be recorded by the Company as a non-cash compensation expense. In addition, the quarterly distributions on such units will be included in the Company’s compensation expense as a non-cash charge. For the year ended December 31, 2007 and 2006, the Company recognized a non-cash charge of $0.3 million and $0.5 million related to the partnership units in Cantor. None of the costs of the various benefits provided under the partnership units in Cantor has been or will be paid by eSpeed; however, eSpeed records a non-cash charge included in the accompanying Consolidated Statements of Income under the caption “Compensation and employee benefits,” for the amounts that have been or will be paid to the employees by Cantor, with an offsetting amount credited to additional paid-in capital reflecting amounts deemed contributed by Cantor.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business Partner Warrants

A summary of the activity associated with business partner warrants is as follows:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance, January 1, 2005	2,073,332	$28.89
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance, December 31, 2005	2,073,332	28.89
Granted	312,937	8.87
Exercised	—	—
Forfeited	(400,000)	22.43

Balance, December 31, 2006	1,986,269	27.04
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance, December 31, 2007	1,986,269	$27.04	2.8

Horizon:    In February 2006, a subsidiary of Cantor acquired all of the assets of Horizon. Immediately prior to the closing of the acquisition, the Company entered into the Horizon License. In consideration for the Horizon License and support services to be provided under the Horizon License, the Company issued to Horizon a warrant to acquire 312,937 shares of Class A common stock of the Company. The warrant has a five-year term and is immediately exercisable at an exercise price equal to $8.87 (see Note 5, Goodwill and Other Intangible Assets, for more information regarding this transaction).

UBS:    In connection with an agreement between eSpeed, certain Cantor entities and certain UBS entities, the Company previously issued to UBS Americas Inc., successor by merger to UBS USA Inc. (“UBS”), a warrant to purchase 300,000 shares of Class A common stock (the “Warrant Shares”). The warrant has a term of 10 years from August 21, 2002 and has an exercise price equal to $8.75, the market value of the underlying Class A common stock on the date of issuance. The warrant is fully vested and nonforfeitable, and is exercisable nine years and six months after issuance, subject to acceleration upon the satisfaction by UBS of certain commitment conditions. On August 21, 2002, the Company recorded additional paid in capital and unamortized expense of business partner securities of $2.2 million, representing the fair value of the warrant.

UBS failed to comply with the commitment condition for the period August 1, 2002 to July 31, 2003. Commencing September 18, 2003, the UBS agreement was renegotiated to facilitate UBS’s ability to meet the commitment condition going forward, and to provide for a revised acceleration schedule (the “Revised Agreement”). The Revised Agreement provides for acceleration of the right to purchase 125,000 Warrant Shares on October 1, 2003, of which warrants to purchase 75,000 shares of our Class A common stock were exercised by UBS in October 2003, and acceleration of the right to purchase the remaining 175,000 Warrant Shares in

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

seven equal tranches of 25,000 shares each quarter, commencing with the quarter ending January 31, 2004, subject to the satisfaction by UBS of the revised commitment conditions set forth in the Revised Agreement. The Company has notified UBS that it failed to comply with the revised commitment conditions for each of the seven quarters commencing November 1, 2003 and ending July 31, 2005 and that it is not entitled to acceleration of the right to purchase any of the 175,000 Warrant Shares.

Total expense related to business partner warrants and non-employee securities before associated income taxes for the years ended December 31 was as follows:

	2007	2006	2005
	(in thousands)
UBS warrants	$—	$—	$274
Non-employee stock options	—	19	44

Total	$—	$19	$318

14. Earnings Per Share

SFAS No. 128, Earnings per Share (“SFAS 128”), establishes standards for computing and presenting earnings per share (“EPS”). SFAS 128 requires the dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of numerators (net income) and denominators (weighted-average shares outstanding) for both basic and diluted EPS in the footnotes. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of common shares that would then share in the earnings of the Company.

The following is a reconciliation of the basic and diluted earnings per share computations:

	Year Ended December 31,
	2007	2006	2005
	(in thousands, except per share data)
Net (loss) income	$(32,498)	$4,652	$1,534
Shares of common stock and common stock equivalents
Weighted average shares used in basic computation	50,466	50,214	51,349
Diluted effect of:
Stock options	934	890	605
Restricted stock units	222	154	112

Weighted average shares used in diluted computation	51,622	51,258	52,066
(Loss)/Earnings per share
Basic	$(0.64)	$0.09	$0.03

Diluted	$(0.64)	$0.09	$0.03

At December 31, 2007, 2006 and 2005, approximately 12.8 million, 16.0 million and 17.3 million securities, respectively, were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive because the exercise price exceeded the average share price for the period.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Deferred Compensation Plan

Employees of the Company are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Deferred Compensation Plan”), whereby eligible employees may elect to defer a portion of their salaries by directing the Company to contribute to the Deferred Compensation Plan.

The Plan is available to all employees of the Company meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employee contributions are directed to one or more investment funds, one of which, beginning in 2000, invests in the Company’s Class A common stock (the “eSpeed Stock Fund”). Through December 31, 2006, the Company matched contributions to the eSpeed Stock Fund annually with up to $3,000 of the Company’s Class A common stock per participant. The Company did not match employee contributions made in 2007 to the eSpeed Stock Fund. For the year ended December 31, 2006, the Company contributed approximately 16,000 shares of its Class A common stock relating to employee contributions to the eSpeed Stock Fund. The administration of the Deferred Compensation Plan is performed by Cantor. The Company pays its proportionate share of such administrative costs under the Administrative Services Agreement.

16. Regulatory Capital Requirements

Through its subsidiary, eSpeed Brokerage, Inc., formerly known as eSpeed Government Securities, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, eSpeed Brokerage, Inc. had net capital of $51.2 million, which was $51.1 million in excess of its required net capital.

At December 31, 2007, the Company’s regulated subsidiary has no third party restrictions on its ability to transfer net assets to its parent company, eSpeed, except for its net capital requirements, of $31,000. This amount was deemed immaterial per the requirements of SEC Rule 5-04 of Regulation S-X.

The regulatory requirements referred to above may restrict the Company’s ability to withdraw capital from its regulated subsidiaries.

17. Segment and Geographic Information

Segment and product information:    The Company currently operates its business in one segment, that of operating interactive electronic marketplaces for the trading of financial products, licensing software, and providing technology support services to Cantor and other related and unrelated parties. Revenues from these products comprise the majority of the Company’s revenues.

Geographic information:    The Company operates in the Americas (primarily in the U.S.), Europe and Asia. Revenue attribution for purposes of preparing geographic data is principally based upon the marketplace where the financial product is traded, which, as a result of regulatory jurisdiction constraints in most circumstances, is also representative of the location

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the client generating the transaction resulting in commissionable revenue. The information that follows, in management’s judgment, provides a reasonable representation of the activities of each region as of and for the periods indicated.

Transaction revenues by geographic area for the years ended December 31 were as follows:

	2007	2006	2005
	(in thousands)
Transaction revenues:
Europe	$29,916	$29,129	$26,052
Asia	4,049	3,059	1,874

Total Non Americas	33,965	32,188	27,926

Americas	68,080	68,551	74,798

Total	$102,045	$100,739	$102,724

Assets by geographic area at December 31 were as follows:

	2007	2006
	(in thousands)
Total assets:
Europe	$26,619	$28,252
Asia	2,240	1,240

Total Non Americas	28,859	29,492

Americas	255,113	263,581

Total	$283,972	$293,073

18. Selected Quarterly Data (unaudited)

The following table sets forth, by quarter, the Company’s unaudited statements of income data for the period from January 1, 2005 to December 31, 2007. Results of any period are not necessarily indicative of results for a full year.

	2007 Quarter Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Total revenues	$41,634	$38,957	$40,384	$38,240
Total expenses	40,252	49,061	49,665	59,002

Income before income taxes	1,382	(10,104)	(9,281)	(20,762)
Income tax (benefit) provision	546	(3,782)	(3,276)	245

Net income (loss)	$836	$(6,322)	$(6,005)	$(21,007)

Basic earnings (loss) per share	$0.02	$(0.13)	$(0.12)	$(0.41)
Diluted earnings (loss) per share	$0.02	$(0.13)	$(0.12)	$(0.41)

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006 Quarter Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Total revenues	$42,633	$38,934	$38,103	$45,013
Total expenses	39,146	39,585	38,839	39,496

Income (loss) before income taxes	3,487	(651)	(736)	5,517
Income tax provision (benefit)	1,442	(347)	(210)	2,080

Net income (loss)	$2,045	$(304)	$(526)	$3,437

Basic earnings (loss) per share	$0.04	$(0.01)	$(0.01)	$0.07
Diluted earnings (loss) per share	$0.04	$(0.01)	$(0.01)	$0.07

	2005 Quarter Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Total revenues	$38,577	$37,134	$38,470	$37,653
Total expenses	36,857	39,819	36,095	37,039

Income (loss) before income taxes	1,720	(2,685)	2,375	614
Income tax provision (benefit)	661	(1,066)	717	178

Net income (loss)	$1,059	$(1,619)	$1,658	$436

Basic earnings (loss) per share	$0.02	$(0.03)	$0.03	$0.01
Diluted earnings (loss) per share	$0.02	$(0.03)	$0.03	$0.01

19. Subsequent Event (Unaudited)

On March 31, 2008, Cantor contributed the businesses of the BGC Division to BGC Partners, LLC and its subsidiaries. On April 1, 2008, BGC Partners, LLC merged pursuant to the Agreement and Plan of Merger with and into eSpeed, which was renamed BGC Partners, Inc. (“BGC Partners,” “BGC” or the “Combined Company”). In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of eSpeed, Inc. were issued. Of these shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed hold the same number and class of shares of the eSpeed, Inc. common stock that they held in eSpeed prior to the merger. Also, on April 1, 2008, eSpeed, Inc. changed its name to BGC Partners, Inc. Class A common stock trades on the NASDAQ Global Market under the symbol “BGCP.”

* * * * * * * * *

eSPEED, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except per share data)

(unaudited)

	March 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$17,555	$38,051
Reverse repurchase agreements with related parties (Note 8)	1,240	59,806

Total cash and cash equivalents	18,795	97,857
Loan receivable from related party	115,000	65,000
Securities owned, at fair value	2,267	2,353
Fixed assets, net	60,627	61,257
Investments	26,944	9,415
Goodwill	12,184	12,184
Other intangible assets, net	5,523	5,578
Receivable from related parties (Note 9)	40,395	17,612
Other assets	19,242	12,716

Total assets	$300,977	$283,972

Liabilities and Stockholders’ Equity
Current liabilities:
Payable to related parties (Note 9)	$11,838	$10,154
Accounts payable and accrued liabilities	35,340	33,095

Total current liabilities	47,178	43,249
Deferred revenue	18,674	6,852

Total liabilities	65,852	50,101

Commitments and contingencies (Note 6)	—	—
Stockholders’ equity:
Class A common stock, par value $0.01 per share; 200,000 shares authorized; 37,960 and 36,796 shares issued at March 31, 2008 and December 31, 2007, respectively, and 31,458 and 30,294 shares outstanding at March 31, 2008 and December 31, 2007, respectively	380	368
Class B common stock, par value $0.01 per share; 100,000 shares authorized; 19,498 and 20,498 shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively, convertible to Class A common stock	195	205
Additional paid-in capital	314,955	313,238
Treasury stock, at cost: 6,502 shares of Class A common stock at March 31, 2008 and December 31, 2007	(62,597)	(62,597)
Accumulated other comprehensive loss	—	(61)
Accumulated deficit	(17,808)	(17,282)

Total stockholders’ equity	235,125	233,871

Total liabilities and stockholders’ equity	$300,977	$283,972

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Revenues:
Transaction revenues:
Fully electronic transactions with related parties (Note 9)	$13,506	$16,440
Fully electronic transactions with unrelated parties	—	1,506

Total fully electronic transactions	13,506	17,946
Voice-assisted brokerage transactions with related parties (Note 9)	8,212	6,974
Screen-assisted open outcry transactions with related parties (Note 9)	2,313	1,732

Total transaction revenues	24,031	26,652
Software Solutions fees from related parties (Note 9)	12,969	8,945
Software Solutions and licensing fees from unrelated parties	2,083	3,564
Interest income	1,643	2,473

Total revenues	40,726	41,634

Expenses:
Compensation and employee benefits	14,256	14,166
Occupancy and equipment:
Amortization of software development costs and other intangible assets	4,190	5,525
Other occupancy and equipment	10,091	9,377
Administrative fees to related parties (Note 9)	3,445	3,521
Professional and consulting fees	2,187	2,895
Communications and client networks	2,840	2,103
Marketing	—	226
Other expenses	4,227	2,439

Total operating expenses	41,236	40,252

(Loss) income before income taxes	(510)	1,382
Income tax (benefit) provision	(55)	546

Net (loss) income	$(455)	$836

Per share data:
Basic (loss) income per share	$(0.01)	$0.02

Diluted (loss) income per share	$(0.01)	$0.02

Basic weighted-average shares of common stock outstanding	50,825	50,423

Diluted weighted-average shares of common stock outstanding	50,825	51,441

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended March 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(455)	$836
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	7,823	8,423
Equity in net loss (income) of unconsolidated investments	1,785	(22)
Unrealized loss from securities owned, at fair value	86	—
Deferred income tax expense	(78)	517
Stock-based compensation	809	794
Tax benefit from stock-based compensation	78	22
Excess tax benefit from stock-based compensation	(13)	(14)
Recognition of deferred revenue	(2,611)	(1,152)
Changes in operating assets and liabilities:
Receivable from related parties (Note 9)	(22,783)	58
Other assets	(6,759)	193
Payable to related parties (Note 9)	1,684	2,355
Accounts payable and accrued liabilities	(2,327)	887
Deferred revenue	671	828

Net cash (used in) provided by operating activities	(22,090)	13,725

CASH FLOWS FROM INVESTING ACTIVITIES:
Unsecured loan to related party (Note 9)	(115,000)	—
Secured loan to related party (Note 9)	65,000	—
Purchase of fixed assets	(2,464)	(1,205)
Purchase of marketable securities	—	(2,229)
Capitalization of software development costs	(4,155)	(6,197)
Capitalization of patent defense and registration costs	(520)	(435)
Decrease in restricted cash	302	1,322
Investments	(980)	—

Net cash used in investing activities	(57,817)	(8,744)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Class A common stock	—	(373)
Proceeds from exercises of stock options	1,105	95
Excess tax benefit from stock-based compensation	13	14
Cancellation of restricted stock units in satisfaction of withholding tax requirements	(273)	—

Net cash provided by (used in) financing activities	845	(264)

Net (decrease) increase in cash and cash equivalents	(79,062)	4,717

Cash and cash equivalents at beginning of period	38,051	21,838
Reverse repurchase agreements with related parties at beginning of period (Note 8)	59,806	166,009

Total cash and cash equivalents at beginning of period	97,857	187,847

Cash and cash equivalents at end of period	17,555	5,333
Reverse repurchase agreements with related parties at end of period (Note 8)	1,240	187,231

Total cash and cash equivalents at end of period	$18,795	$192,564

Supplemental cash information
Cash paid for income taxes	$323	$35

Supplemental non-cash information
Conversion of Class B common stock into Class A common stock	$10	$—

Investment in unconsolidated entity	$18,333	$—

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	Organization and Basis of Presentation

eSpeed, Inc. (“eSpeed” or the “Company”) primarily engages in the business of operating interactive electronic marketplaces designed to enable market participants to trade financial and non-financial products.

The Company commenced operations on March 10, 1999 and is a subsidiary of Cantor Fitzgerald, L.P. (“Cantor”). The Company is a Delaware corporation that was incorporated on June 3, 1999. In December 1999, the Company completed its initial public offering.

The Company’s Condensed Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). These Condensed Consolidated Financial Statements include the Company’s accounts and all subsidiaries in which the Company has more than a 50% equity ownership. Intercompany balances and transactions have been eliminated in consolidation.

On April 1, 2008, BGC Partners, LLC merged (the “merger”) pursuant to the Agreement and Plan of Merger with and into eSpeed, Inc. which was renamed BGC Partners, Inc. (“BGC Partners,” “BGC” or the “Combined Company”). (See Note 16, Subsequent Events, for additional information.)

These Condensed Consolidated Financial Statements reflect the business and financial condition of eSpeed, Inc. on a stand-alone basis, prior to the completion of the merger.

2.	Summary of Significant Accounting Policies

Use of Estimates: The preparation of these Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing Condensed Consolidated Financial Statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from the estimates included in these Condensed Consolidated Financial Statements.

Recent Accounting Pronouncements

FIN No. 48: In July 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 were effective for the Company on January 1, 2007.

On January 1, 2007, the FIN 48 adoption date, the Company had $1.7 million of unrecognized tax benefits, all of which would affect the Company’s effective tax rate if

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

recognized. The Company recorded a cumulative effect adjustment of $0.2 million as a decrease to its January 1, 2007 retained earnings for the accrued interest expense on the unrecognized tax benefit. The Company recognizes interest and penalties related to uncertain tax positions as an accrued expense. At March 31, 2008 and December 31, 2007, the Company had $1.7 million, respectively of unrecognized tax benefits. During the three months ended March 31, 2008 and 2007, the Company expensed less than $0.1 million, respectively, of interest expense related to the unrecognized tax benefit. As of March 31, 2008 and December 31, 2007, the Company had approximately $0.4 million, respectively of accrued interest related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states, local and foreign jurisdictions. The Company, with few exceptions, is no longer subject to U.S. federal, state/local or non-U.S. income tax examination by tax authorities for years prior to 2003, 1999 and 2000, respectively.

SFAS No. 157: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on our financial condition, results of operations or cash flows. The Company has categorized securities owned as Level 1, since their fair value are based on unadjusted quoted prices from active markets.

SFAS No. 159: In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings; and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Upon the adoption of SFAS 159 on January 1, 2008, the Company reclassified its securities owned from available-for-sale to trading securities. As a result, the related unrealized loss of $61,000 was reclassed from accumulated other comprehensive loss to beginning accumulated deficit, as a cumulative effect adjustment.

SFAS No. 160: In December 2007 the FASB issued SFAS No. 160 Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary, a parent’s ownership interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also required disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 will provide more transparent reporting of the net income attributable to the noncontrolling interest. SFAS 160 is effective for the Company as of January 1, 2009. Early adoption is not permitted. The Company is currently evaluating the potential impact of adopting SFAS 160.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

SFAS No. 141 (R): In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaced SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS 141(R) is effective for the Company January 1, 2009. Early adoption is not permitted. The Company is currently evaluating the potential impact of adopting SFAS 141(R).

SFAS No. 161: In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhance disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact of adopting SFAS 161.

3.	Fixed Assets, Net

Fixed assets, net as of March 31, 2008 and December 31, 2007 consisted of the following:

	March 31, 2008	December 31, 2007
	(in thousands)
Computer and communication equipment	$63,358	$62,663
Software, including software development costs	113,862	110,842
Leasehold improvements and other fixed assets	8,308	7,735

	185,528	181,240
Less: accumulated depreciation and amortization	(124,901)	(119,983)

Fixed assets, net	$60,627	$61,257

Depreciation expense was $3.1 million and $2.9 million for the three months ended March 31, 2008 and 2007, respectively. Depreciation is included in the accompanying Condensed Consolidated Statements of Operations under the caption “Other occupancy and equipment”.

In accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), the Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. For the three months ended March 31, 2008 and 2007, software development costs totaling $2.9 million and $6.2 million, respectively, were capitalized. For the three months ended March 31,

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

2008 and 2007, the Company’s Condensed Consolidated Statements of Operations included $4.1 million and $4.1 million, respectively, in relation to the amortization of software development costs.

4.	Other Intangible Assets, Net

Other intangible assets, net as of March 31, 2008 and December 31, 2007 consisted of the following:

	March 31, 2008			December 31, 2007
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)
Patents, including capitalized legal costs	$32,995	$(29,845)	$3,150	$32,474	$(29,411)	$3,063
Acquired intangibles:
Existing technology	2,832	(1,959)	873	2,832	(1,817)	1,015
Customer contracts	412	(412)	—	412	(412)	—

Total intangible assets subject to amortization	$36,239	$(32,216)	$4,023	$35,718	$(31,640)	$4,078

Horizon license	1,500	—	1,500	1,500	—	1,500

Total other intangible assets	$37,739	$(32,216)	$5,523	$37,218	$(31,640)	$5,578

During the three months ended March 31, 2008 and 2007, the Company recorded intangible amortization expense of $0.6 million and $1.2 million, respectively, which is included under the caption “Amortization of software development costs and other intangible assets” in the accompanying Condensed Consolidated Statements of Operations.

The estimated aggregate amortization expense for the remainder of 2008 and each of the next four fiscal years is as follows: $1.5 million in 2008, $1.6 million in 2009, $0.4 million in 2010, $0.2 million in 2011, and $0.3 million thereafter.

Patents

Wagner Patent: In April 2001, the Company purchased the exclusive rights to United States Patent No. 4,903,201 (the “Wagner Patent”) dealing with the process and operation of electronic futures trading systems that include, but are not limited to, energy futures, interest rate futures, single stock futures and equity index futures. The Wagner Patent expired on February 20, 2007.

The Company purchased the Wagner Patent from ETS for an initial payment of $1.75 million in cash and 24,334 shares of the Company’s Class A common stock valued at $0.5 million. In order to perfect and defend the Company’s rights under the Wagner Patent, the Company incurred substantial legal costs. As of March 31, 2008 and December 31, 2007, the Company had capitalized approximately $21.1 million of related legal costs. The carrying value of the Wagner Patent, including such legal costs, was $0 at March 31, 2008 and December 31, 2007, respectively. The Company recorded amortization expense of $0.0 and $0.6 million for the three months ended March 31, 2008 and 2007, respectively.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

During the three months ended March 31, 2008 and 2007, the Company recognized revenue from the Wagner Patent of $0 and $1.8 million, respectively, which was included in “Software Solutions and licensing fees from unrelated parties” in the accompanying Condensed Consolidated Statements of Operations. Additionally, the Company recognized fully electronic transactions revenue from the Wagner Patent of $0.0 and $1.3 million for the three months ended March 31, 2008 and 2007, respectively. As of February 20, 2007, the Company no longer receives revenues from this Patent.

Lawrence Patent: In August 2001, the Company purchased the exclusive rights to United States Patent No. 5,915,209 (the “Lawrence Patent”) covering electronic auctions of fixed income securities. The Lawrence Patent expires in 2014. The Company purchased the Lawrence Patent for $0.9 million payable over three years, and warrants to purchase 15,000 shares of the Company’s Class A common stock at an exercise price of $16.08, which were valued at approximately $0.2 million. The warrants expire on August 6, 2011. During the second quarter of 2005, the Company entered into an Amendment Agreement to amend the Purchase Agreement related to the Lawrence Patent. Pursuant to the Amendment Agreement, the Company will be required to pay $0.5 million over four years. Additional payments are contingent upon the generation of related revenues. The carrying value of the Lawrence Patent was $0.9 million at both March 31, 2008 and December 31, 2007.

Automated Auction Protocol Processor Patent: In May 2003, US Patent No. 6,560,580 (the “580 Patent”) was issued to Cantor for an Automated Auction Protocol Processor. The Company is the exclusive licensee of the 580 Patent, which expires in 2016. Under the Amended and Restated Joint Services Agreement between the Company and Cantor (which terminated upon closing of the merger), the Company was responsible for bearing the costs associated with enforcing its rights under the 580 Patent.

Other: The Company has incurred costs in connection with various patent applications. The Company capitalized $0.5 million and $0.4 million of such legal costs for the three months ended March 31, 2008 and 2007, respectively. The carrying value of the capitalized costs related to patent applications was $2.2 million and $2.1 million at March 31, 2008 and December 31, 2007, respectively.

Acquired Intangible Assets

In connection with the acquisition of ITSEcco Holdings Limited and its subsidiaries (“Ecco”) in October 2004, the Company recorded $3.2 million of purchased intangibles. The purchased intangibles consist of $2.8 million in existing technology and $0.4 million of customer contracts, which are amortized on a straight-line basis over their estimated useful lives of five years and two years, respectively. The customer contracts were fully amortized in 2006. The carrying value of the existing technology was $0.9 million and $1.0 million as of March 31, 2008 and December 31, 2007, respectively.

Horizon License

In February 2006, in conjunction with Cantor’s acquisition of IDT Horizon GT, Inc., a Delaware Corporation (“Horizon”), the Company entered into a software license agreement (the “Horizon License”) with Horizon, pursuant to which Horizon granted the Company a perpetual, fully paid-up, non-transferable (except to affiliates of the Company) license of Horizon’s

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

GovREPO software, a multi-currency, multi-entity, multi-portfolio, collateral management and trading system for fixed income securities. Management has estimated the fair value of the Horizon License at $1.5 million. The Horizon License permits the Company to use the software worldwide in connection with the processing of trades in the Company’s product offerings, provided that the software may not be used for the processing of the business of any other person, firm or entity. The Horizon License provides that, in the event Cantor sells the Horizon business, Cantor will pay the Company an amount equal to 23% of the total consideration received in connection with such sale, up to a maximum of $1.5 million. Due to the perpetual nature of the Horizon License, it will not be amortized, but rather will be tested for impairment at least annually pursuant to the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. The Company treated the $1.5 million payment for the Horizon License as a deemed dividend to Cantor. In consideration for the Horizon License and support services to be provided under the Horizon License, the Company issued to Horizon a warrant to acquire 312,937 shares of Class A common stock of the Company, which warrant was not transferred to Cantor. The warrant has a five-year term and is immediately exercisable at an exercise price equal to $8.87.

5.	Other Supplementary Balance Sheet Information

Other Assets

Other assets at March 31, 2008 and December 31, 2007 consisted of the following:

	March 31, 2008	December 31, 2007
	(in thousands)
Licensing fees and other receivables	$5,726	$3,244
Pre-paid expenses	6,856	3,488
Restricted cash	—	302
Income tax receivable	1,118	817
Deferred tax asset	4,521	4,443
Other assets	1,021	422

	$19,242	$12,716

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at March 31, 2008 and December 31, 2007 consisted of the following:

	March 31, 2008	December 31, 2007
	(in thousands)
Deferred revenue	$5,352	$780
Current income tax payable	—	77
Other taxes payable	4,437	3,906
Accrued professional fees	6,104	7,981
Accrued compensation	4,994	3,960
Bank overdraft	1,006	1,308
Loss contingency	3,500	3,500
Other accrued liabilities	9,947	11,583

	$35,340	$33,095

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

6.	Commitments and Contingencies

Commitments

There have been no significant changes in commitments from the matters described in the Notes to the Company’s audited Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company’s business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with SFAS No. 5, Accounting for Contingencies, when a legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. Other than what is discussed below, at March 31, 2008 there were no material legal contingencies for which the Company can estimate a possible loss or a range of losses.

In August 2004, Trading Technologies International, Inc. (“TT”) commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against us. In its complaint, TT alleged that we infringed U.S. Patent No. 6,766,304, which issued on July 20, 2004, and U.S. Patent 6,772,132, which issued on August 3, 2004. TT later added eSpeed International and EccoWare LLC as defendants in a second amended complaint. On January 5, 2006, we answered TT’s second amended complaint in which we denied the infringement allegations and the Company filed an amended counterclaim seeking a declaration that the patents in suit are invalid, we do not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT’s patent misuse. The Court consolidated for certain discovery and Markman hearing purposes our case with other patent infringement cases brought by TT against other defendants. A Markman hearing was held on August 16-18, 2006. On October 31, 2006, the Court issued a ruling on claim construction, which provides the meanings of the various terms in dispute in the asserted patents. In that ruling, the Court found that we correctly defined several of the patents’ key terms. The Court’s ruling supports our consistent position that eSpeed and ECCO’s products fall outside the scope of Trading Technologies’ patents. In February 2007, the Court denied TT’s motion for clarification and reconsideration of the Markman decision and reconfirmed its October 2006 ruling. On June 20, 2007, the Court granted eSpeed’s motion for partial summary judgment on TT’s claims of infringement covering the Dual Dynamic, eSpeedometer and modified eSpeedometer versions of eSpeed and Ecco’s products. As a result, the remaining products at issue in the case are the versions of the eSpeed and Ecco products that have not been on the market in the U.S. since roughly the end of 2004. TT moved for reconsideration of that summary judgment ruling which the court denied. The trial began on September 10, 2007 and ended on October 4, 2007. On October 10, 2007 a jury

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

rendered a verdict that eSpeed and Ecco willfully infringed. The jury awarded damages in the amount of $3.5 million. On January 3, 2008, the court granted eSpeed’s motion for directed verdict on willfulness, finding that eSpeed’s infringement was not willful as a matter of law, and denied eSpeed’s general motions for directed verdict and for new trial. On February 6, 2008, eSpeed’s remittitur motion was conditionally granted and on February 12, 2008, TT accepted the remittitur. Accordingly, the jury verdict has been reduced to approximately $2,539,468. Additionally, TT’s motion for pre-judgment interest was granted and interest was set at the prime rate, compounded monthly. On May 6, 2008, the Court denied eSpeed’s counterclaim for a declaration of unenforceability due to inequitable conduct. Presently pending before the Court is TT’s motion for a permanent injunction. The judgment that is eventually entered by the Court will be subject to appeal by both parties. If TT ultimately prevails in the litigation, we may be required to pay TT damages and/or certain costs and expenses, and we may be forced to modify or withdraw certain products from the market. Both parties have requested attorneys’ fees from the other party, which may be awarded by the Court in exceptional cases.

In addition to the matters discussed above, we are involved in other legal proceedings that have arisen in the ordinary course of business. None of the currently pending matters are expected to have a material adverse impact on our financial position but may be material to our results of operations or cash flows in a given period.

7.	Investments

Investments as of March 31, 2008 and December 31, 2007 consisted of the following:

	March 31, 2008	December 31, 2007
	(in thousands)
Freedom International Brokerage	$7,066	$7,064
Aqua	1,582	1,529
EIP Holdings	828	819
ELX	17,465	—
Tradespark	3	3

Total Investments	$26,944	$9,415

Freedom: The Company and Cantor formed a limited partnership (the “LP”) to acquire an interest in Freedom International Brokerage (“Freedom”), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company. In April 2001, the Company contributed 310,769 shares of its Class A common stock, valued at approximately $7.0 million, to the LP as a limited partner, which entitles the Company to 75.0% of the LP’s capital interest in Freedom. The Company shares in 15.0% of the LP’s cumulative profits but not in cumulative losses. Cantor contributed 103,588 shares of the Company’s Class A common stock as the general partner. Cantor is allocated all of the LP’s cumulative losses and 85.0% of the cumulative profits. The LP exchanged the 414,357 shares for a 66.7% interest in Freedom.

The Company has also entered into a technology services agreement with Freedom pursuant to which the Company provides the technology infrastructure for the transactional and technology related elements of the Freedom marketplace as well as certain other services in

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

exchange for specified percentages of transaction revenues from the marketplace. In general, if a transaction is fully-electronic, the Company receives 65% of the aggregate transaction revenues and Freedom receives 35% of the transaction revenues. For a period of four years beginning on July 1, 2006, Freedom may deduct the amount of its brokerage commissions (up to a 45% payout) from gross electronic transaction services revenue prior to the 65%/35% split between the Company and Freedom. If Freedom provides voice-assisted brokerage services with respect to a transaction, then the Company receives 35% of the revenues and Freedom receives 65% of the revenues.

For the three months ended March 31, 2008 and 2007, the Company’s share of Freedom’s net income was approximately $2,000 and $7,000, respectively, and is included under the caption “Other expenses” in the accompanying Condensed Consolidated Statements of Operations.

Aqua: In January 2007, the Company announced the formation of Aqua Securities, LP (“Aqua”), an alternative electronic trading platform which will offer new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by the Company. Both companies collectively have contributed financial, professional, and technology assets to the new venture, which included all of the Company’s former equities order routing business. In June 2007, the Company contributed to Aqua $0.7 million cash and technology assets with a net book value of approximately $0.6 million. During the fourth quarter of 2007, Aqua received certain FINRA approvals and the Company further contributed to Aqua $0.6 million cash and technology assets with a net book value of approximately $0.5 million. In January 2008 and April 2008, the Company further contributed to Aqua $980,000 and $882,000 in cash, respectively.

For the three months ended March 31, 2008 and 2007, the Company’s share of Aqua’s net loss was approximately $927,000 and $0.0, respectively, and is included under the caption “Other expenses” in the accompanying Condensed Consolidated Statements of Operations.

EIP Holdings/Tradespark: The Company has a 15% investment in EIP Holdings, LLC (“EIP Holdings”), which in turn has a 99.5% investment in TradeSpark, L.P. (“TradeSpark”), a voice brokerage business in certain energy products. Cantor has an 85% investment in EIP Holdings. The Company’s net income from its investment in TradeSpark, through both direct and indirect investments, totaled approximately $9,000, and $15,000 for the three months ended March 31, 2008 and 2007, respectively, and is included under the caption “Other expenses” in the accompanying Condensed Consolidated Statements of Operations.

ELX: On December 21, 2007, the Company and 11 other leading financial institutions announced the formation of a limited partnership that will establish a fully-electronic futures exchange. The Company will hold approximately 25% interest in the exchange’s operating limited partnership, ELX Futures, L.P. and its holding company general partner, ELX Futures Holdings, LLC (combined “ELX”). Assuming eSpeed maintains its present ownership percentage, it will be entitled to approximately 25% of distributions from each entity. eSpeed has also entered into a technology services agreement with ELX pursuant to which the Company will provide a software technology license, monthly maintenance support and other technology services as requested by ELX. In conjunction with this transaction, the Company recorded an investment and deferred revenue of approximately $18.3 million in January 2008.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The deferred revenue is being amortized over the license agreement term of four years. In addition, the Company will receive approximately $1.1 million per month for providing maintenance services to support the trading platform. For the three months ended March 31, 2008, approximately $4.4 million was recognized in income and is included under the caption “Software Solutions from related parties” in the accompanying Condensed Consolidated Statements of Operations.

For the three months ended March 31, 2008 and 2007, the Company’s share of ELX’s net loss was approximately $0.9 million and $0.0 respectively, and is included under the caption “Other expenses” in the accompanying Condensed Consolidated Statements of Operations.

8.	Reverse Repurchase Agreements

Cash and cash equivalents at March 31, 2008 and December 31, 2007, included $1.2 million and $59.8 million, respectively, of reverse repurchase agreements with Cantor. The Company enters into reverse repurchase agreements with Cantor as short-term investments as part of its overall cash management strategy. The Company’s reverse repurchase agreements mature on a next day basis. Interest rates for the reverse repurchase agreements are reset daily and approximate market rates, which are based on the Federal Funds Rate and the quality of the underlying collateral.

Reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at fair value, approximated by the contractual amount for which the securities can be resold, including accrued interest. It is the Company’s policy to require collateral with a market value equal to or in excess of the principal amount deposited. All collateral is held in third-party custodial accounts. The value and eligibility of the collateral deposited are determined daily by the third-party custodian, and the Company may require Cantor to deposit additional collateral or return amounts deposited when appropriate. Under the terms of these agreements, the securities collateralizing the reverse repurchase agreements are not permitted to be resold or repledged. Cash and collateral for each reverse repurchase agreement are settled daily. As of March 31, 2008, the $1.2 million held in reverse repurchase agreements are fully collateralized by U.S. government securities. The fair value of such collateral at March 31, 2008 and December 31, 2007 totaled $1.3 million and $61.0 million, respectively.

9.	Related Party Transactions

A significant amount of the Company’s revenues, expenses, assets, liabilities and cash flows are dependent on related party transactions with Cantor, BGC, Freedom, and CO2e.com, LLC (“CO2e”). For the year ended December 31, 2007, approximately 45.6% of the Company’s revenues are attributable to Cantor and 35.4% are attributable to BGC.

JOINT SERVICES AGREEMENT

Under the Amended and Restated Joint Services Agreement, dated October 1, 2005 (the “JSA”), with Cantor, as well as under services agreements with Freedom and CO2e, the Company owns and operates the electronic trading systems and is responsible for providing electronic brokerage services, and Cantor and BGC, Freedom and CO2e provide voice-assisted brokerage services, clearance, settlement and other fulfillment and related services, such as credit and risk management services, oversight of customer suitability and regulatory

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

compliance, sales positioning of products and other services customary to brokerage operations. The Company’s agreement with Cantor provides for a perpetual term and may not be unilaterally modified by the Company. The JSA was terminated upon closing of the merger on April 1, 2008. (See Note 16, Subsequent Events, for additional information.)

REVENUE SHARING ARRANGEMENTS

Under the JSA, as well as under services agreements with BGC, Freedom and CO2e, the Company owns and operates the electronic trading systems and is responsible for providing electronic brokerage services, and BGC, Freedom, and CO2e, provide voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of customer suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, for fully electronic transactions in U.S. Treasuries, the Company receives 65% of the transaction revenues and Cantor, BGC or Freedom receives 35% of the transaction revenues. For a four year period beginning on July 1, 2006, the 65%/35% revenue share between eSpeed and Freedom is paid on net transaction revenues, which are calculated after deductions of all electronic business-related broker commission payments (up to a 45% broker payout).

With respect to foreign exchange transactions, the 65%/35% revenue share between eSpeed and Cantor shall be paid after the payment of any revenue share amount to certain participants on the foreign exchange platform and after payment of fees relating to clearance, settlement and fulfillment services provided by Cantor. Such clearing and settlement fees shall be shared 65%/35% in the event that the average cost of such services exceeds the average costs associated with clearing and settling cash transactions in U.S. Treasuries.

The Company agreed to divide revenue with Cantor with respect to European Government Bonds (“EGBs”) traded electronically as follows: (i) the first $1.5 million of gross revenues from EGBs traded electronically shall be shared 65% to eSpeed and 35% to Cantor, (ii) from July 1, 2005 through June 30, 2009, net revenues for EGBs derived from gross revenues in excess of $1.5 million shall be shared 50% to eSpeed and 50% to Cantor, and (iii) after June 30, 2009, net revenues from EGBs derived from gross revenues in excess of $1.5 million shall then be shared 65% to eSpeed and 35% to Cantor. Net revenues shall be calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses shall not exceed 50% of EGB electronic revenues.

The Company has agreed to divide revenue between the Company and Cantor with respect to all products other than benchmark U.S. treasury securities, spot foreign exchange or EGBs which become electronically traded in the future as follows: the Company may receive no less than 50% of the net revenues for such products for a period of four years from the date a customer enters an order on our eSpeed system for such products, or four years from the date of the amendment in the case of products which are currently voice-assisted for BGC customers. At the end of such four-year period, the revenue share shall revert to a payment to eSpeed of 65% of the net revenues for such products. Net revenues shall be calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses shall not exceed 50% of such electronic revenues.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

With respect to the equity order routing business conducted for Cantor, eSpeed and Cantor each have traditionally received 50% of the revenues, after deduction of specified marketing, sales and other costs and fees. In addition, any eSpeed equity order routing business that was not conducted for Cantor was treated as a fully electronic transaction, in which the Company would receive 65% of the revenues of any such business and Cantor will receive 35% of such revenues. With the completion of the spin-off of the equities business in connection with the Aqua transaction, the Company is entitled to a 49% interest in the new entity and Cantor will be entitled to a 51% interest, based on FINRA approval. The Aqua entity is also authorized to receive clearing and administrative services from Cantor and technology infrastructure services from eSpeed at cost. Aqua is also authorized to pay sales commissions to brokers of Cantor, BGC or other brokers who participate in the sales process.

CO2e is to share with the Company 50% of the fully electronic revenues. With respect to (i) certain network access facilities services agreements and (ii) other circumstances in which Cantor refers network access facility services business to the Company, 60% of net revenues from such business would be paid to Cantor and 40% of such revenues would be paid to the Company. This revenue sharing arrangement will be made after deduction of all sales commissions, marketing, helpdesk, clearing and direct third party costs, including circuits and maintenance. With respect to private labeling of the eSpeed system to Cantor parties, the net revenues between eSpeed and Cantor with respect to such privately labeled businesses shall be shared 50% to eSpeed and 50% to Cantor for a period of four years from the date such customer begins trading. Thereafter, net revenues shall be shared 65% to the Company and 35% to Cantor. Net revenues shall be calculated after deduction of all electronic business-related broker payouts, commissions and other related compensation expenses, which payouts, commissions and compensation expenses shall not exceed 50% of such electronic revenues.

The Company is authorized to pay directly to BGC or Cantor brokers up to 10% of gross revenues on increased electronic trading on our eSpeed system by customers of such brokers in certain products. These payments are intended to provide incentive to voice brokers to encourage additional electronic trading on our eSpeed system by their customers and are solely in the discretion of our management. In addition, BGC is authorized to pay directly to eSpeed sales personnel or to eSpeed or its affiliate’s discretionary payments of commissions’ generated by eSpeed sales personnel. These payments are intended to provide incentive to eSpeed sales personnel to encourage additional voice brokered and hybrid trading.

Effective October 1, 2005, the Company amended its arrangement with Cantor with respect to Cantor’s Gaming Businesses to allow Cantor to provide their own Gaming Development Services. With that, former eSpeed technical personnel who had been primarily engaged in providing Gaming Development services for Cantor’s Gaming Businesses were hired directly by Cantor. Consequently, the payment provisions in the JSA were amended to provide the Company a 12.5% share of the Gaming Transaction Revenues. In exchange for such revenue share, the Company will provide to Cantor all Gaming-related Ancillary IT services consistent with the Ancillary IT services as is currently provided by eSpeed, and all reasonable replacement Ancillary IT. Further, Cantor will reimburse eSpeed for 100% of all direct costs expended by eSpeed for additional items requested by Cantor, in writing, which are solely dedicated to Cantor’s Gaming Business. eSpeed shall also provide to Cantor access to its business and property, including property, technology, software, and hardware in order to engage in development with respect to the Gaming Business.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In December 2005, the Company entered into an agreement with BGC to provide the technology and support for the first integrated voice and electronic U.S. Dollar repo trading platform for the primary dealer community. The Company and BGC will split gross revenues generated by the new platform 50%/50% after a deduction of total broker compensation associated with the extra commission paid to BGC brokers up to a cap of 50% of gross revenues.

In July 2006, the Company and Cantor entered into an agreement whereby the Company will provide our ECCO products to Cantor and BGC free of charge until December 31, 2007 and the Company will provide to Cantor new features and customized development work that it requests in writing with respect to our ECCO product and Cantor will pay the Company for the cost of the development of those new features. Additionally, the Company is authorized to enter into an agreement with Cantor to provide a commission for third-party sales by a Cantor or BGC salesperson equal to the equivalent amount that would be paid if the salesperson was a salesperson of eSpeed.

In general, for voice-assisted brokerage transactions, the Company receives 7% of the transaction revenues, in the case of BGC transactions, and 35% of the transaction revenues, in the case of Freedom transactions. For CO2e, the Company receives 20% of the transaction revenues. For screen-assisted open outcry brokerage transactions, the Company receives 2.5% of the transaction revenues in the case of BGC transactions, and for CO2e, the Company receives 20% of the transaction revenues.

Under various services agreements, the Company has agreed to provide Cantor, BGC, Freedom and CO2e technology support services, including systems administration, internal network support, support and procurement for desktops of end-user equipment, operations and disaster recovery services, voice and data communications, support and development of systems for clearance and settlement services, systems support for brokers, electronic applications systems and network support, and provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, the Company charges Cantor, BGC and Freedom the actual direct (compensation) and indirect costs (rent, maintenance, equipment and communications), of providing such services and receives payment on a monthly basis. The indirect costs are generally determined by using headcount as the basis for such charges. These services are provided to CO2e and to Cantor with respect to its Gaming Business at no additional cost other than the revenue sharing arrangement set forth above. Also, in connection with Cantor’s Gaming Business, the Company has agreed to provide additional items such as hardware, machinery, personnel, communications lines and similar dedicated items to Cantor at its written request in exchange for payment by Cantor of all of the direct costs for such items.

Under the terms of the JSA, the Company has agreed with Cantor to certain arrangements, including commission structures, pursuant to which Cantor and its affiliates participate in certain eSpeed marketplaces by posting quotations for their accounts and by acting as principal on trades. Such activity is intended, among other things, to assist these parties in managing their proprietary positions, and to facilitate transactions, add liquidity, increase commissions and attract additional order flow to the eSpeed system and revenue to both eSpeed and Cantor and its affiliates.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

ADMINISTRATIVE SERVICES AGREEMENT

Under an Administrative Services Agreement (as defined below), Cantor provides various administrative services to eSpeed, including accounting, tax, legal, human resources and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The indirect costs are generally determined by using headcount as the basis for such charges. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months’ prior notice by either eSpeed or Cantor. eSpeed incurred administrative fees for such services during the three months ended March 31, 2008 and 2007 totaling $3.4 million and $3.5 million, respectively. Cantor is also authorized to provide these administrative services to the Aqua business. The Administrative Services Agreement was terminated upon closing of the merger on April 1, 2008. (See Note 16, Subsequent Events, for additional information.)

The services provided under both the JSA and the Administrative Services Agreement are related party services because Cantor controls eSpeed. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if eSpeed did not obtain such services from Cantor. Management believes that the allocation of such costs are reasonable.

Other Transactions

eSpeed currently enters into reverse repurchase agreements with Cantor and its affiliates as short-term investments as part of its overall cash management strategy. At March 31, 2008, the Company had $1.2 million of reverse repurchase agreements (see Note 8, Reverse Repurchase Agreements, for more information regarding these arrangements). As an alternative to its policy of investing its cash in reverse repurchase agreements with Cantor, on July 26, 2007, eSpeed entered into a Secured Promissory Note and Pledge Agreement (the “Secured Loan”) with Cantor in which eSpeed agreed to lend to Cantor up to $100 million (the “Secured Loan Amount”) on a secured basis from time to time. The Secured Loan is guaranteed by a pledge of eSpeed Class A or Class B Common Stock owned by Cantor equal to 125% of the outstanding Secured Loan amount, as determined on a next day basis. The Secured Loan bears interest at the market rate for equity repurchase agreements plus 0.25% and is payable on demand. The Secured Loan was approved by eSpeed’s Audit Committee. At March 31, 2008 and December 31, 2007, the outstanding balance of the Secured Loan was $0 and $65 million, respectively. For the three months end March 31, 2008, Cantor paid eSpeed interest income of approximately $0.1 million. For the year ended December 31, 2007, Cantor paid eSpeed interest income of approximately $1.5 million.

On March 31, 2008, prior to the close of the merger with BGC, eSpeed entered into a 3.875% Promissory Note agreement, whereby eSpeed agreed to lend BGC Holdings, L.P. the principal sum of $115 million, all of which was repaid in full on April 4, 2008.

In February 2006, a subsidiary of Cantor acquired all of the assets of Horizon. Immediately prior to the closing of the acquisition, the Company entered into the Horizon License. In consideration for the Horizon License and support services to be provided under the Horizon License, the Company issued to Horizon a warrant, which warrant was not transferred to Cantor (see Note 4, Other Intangible Assets, Net, for more information regarding this transaction).

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In July 2006, the Company and Cantor entered into an agreement whereby the Company will provide to Cantor new features for the Ecco product and Cantor will pay the Company for the cost of those new features. Additionally, the Company is authorized to enter into an agreement with Cantor to provide a commission for third-party sales by a Cantor salesperson as if the salesperson was a salesperson of the Company.

eSpeed’s parent, Cantor, granted certain eSpeed employees awards of partnership units in Cantor with a notional value of $1.0 million. Such partnership units entitle the employee to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination, provided that the employee has not engaged in any competitive activity with the Company or its affiliates prior to the date each payment is due. The partnership units were fully vested on date of grant (See Note 10, Stock-Based Compensation, for information regarding the accounting for these partnership units).

On August 10, 2006, the Company entered into a Sponsored Research Agreement with a researcher and a U.S. university in which the Company agreed to pay $100,000 per year for five years in exchange for research and certain patent rights. In October 2006, the Company agreed with Cantor and BGC that Cantor and BGC would pay 75% of all payments to be made by the Company in connection with the Sponsored Research Agreement, and that to the extent, if any, that eSpeed makes any charitable contributions to the university, Cantor and BGC will make a proportional charitable contribution. In exchange for this agreement, the Company will retain a nonexclusive license to all patents and patent applications resulting from the Sponsored Research Agreement within the field of fully electronic financial services, BGC will have a license to the patents and patent applications in all financial services fields other than fully electronic, and Cantor will have patent rights to all other patents and patent applications. The Company further agreed that in the event that the Company or Cantor grants a license to such technology in the field of fully electronic financial services, the Company and Cantor will each receive 50% of all revenue from any such license.

In January 2007, the Company announced the formation of Aqua Securities Holdings, an alternative electronic trading platform which offers new pools of block liquidity to the global equities markets. Aqua is 51% owned by Cantor and 49% owned by the Company. Both companies collectively have contributed financial, professional, and technology assets to the new venture, which will include all of the Company’s former equities order routing business (See Note 7, Investments, for information regarding the accounting).

On December 21, 2007, the Company and 11 other leading financial institutions announced the establishment of a fully-electronic futures exchange. Through a subsidiary, the Company will hold approximately a 25% interest in the exchange’s operating limited partnership, ELX L.P, and its holding company general partner, ELX LLC. (See Note 7, Investments, for information regarding the accounting).

10.	Stock-Based Compensation

The Company has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan, as amended in 2003 (the “LT Plan”), which provides for awards in the form of 1) incentive stock options and

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

non-qualified stock options; 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation and 6) other awards, the value of which is based in whole or in part upon the value of the Company’s Class A common stock. The total number of shares of stock that may be subject to outstanding awards, determined immediately after the grant of any award, shall not exceed the greater of 18.5 million shares, or such number that equals 30% of the total number of shares of all classes of the Company’s common stock outstanding at the effective time of such grant. The maximum term of the options which have been granted is 10 years from the date of grant. The Compensation Committee of the Board of Directors administers the LT Plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of the Company and its affiliates.

In connection with the merger, the LT Plan was superseded by a new Participation Plan. (See Note 16, Subsequent Events, for additional information.)

Restricted Stock Units

A summary of the activity associated with restricted stock units for the three months ended March 31, 2008, is as follows:

	Restricted Stock Units	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (Years)
Balance December 31, 2007	342,325	$9.79
Granted	—	—
Vested	(20,737)	11.36
Forfeited	(1,273)	11.71

Balance March 31, 2008	320,315	$9.68	9.61

Restricted stock units (“RSUs”) granted to employees in December 2007 vest over a three-year period, with 33.3% vesting on each anniversary date. During the three months ended March 31, 2008, no restricted stock units were granted to employees. Restricted stock units received by each non-employee director for their appointment or initial election to the Board of Directors vest equally on each of the first two anniversaries of the grant date, provided that the non-employee director is a member of the Board of Directors at the opening of business on such date. During the three months ended March 31, 2008, no restricted stock units were granted to non-employee directors. The fair value of the restricted stock units is determined on the date of grant based on the market value of Class A common stock, and is recognized, net of the effect of estimated forfeitures, over the vesting period. The Company uses historical data, including historical forfeitures and turnover rates, to estimate expected forfeiture rates. In December 2007, the Board of Directors accelerated the vesting of the majority of the outstanding RSUs. Therefore, at March 31, 2008, there was approximately $2.3 million of total unrecognized compensation expense related to unvested restricted stock units granted under the LT Plan. Total compensation expense related to the restricted stock units before associated income taxes was approximately $0.2 million and $0.4 million for the three months ended March 31, 2008 and March 31, 2007, respectively.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Stock Options

A summary of the activity associated with stock options for the three months ended March 31, 2008, is as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance December 31, 2007	15,526,899	$14.63	—	—
Granted	—	—	—	—
Exercised	(135,525)	8.15	—	—
Forfeited	(28,999)	13.10	—	—

Balance March 31, 2008	15,362,375	14.69	4.9	$19,608,859

Options exercisable at March 31, 2008	15,337,892	$14.70	4.9	$19,528,800

During the three months ended March 31, 2008, the Company did not grant any stock options. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s Class A common stock for the 6.0 million options that were in-the-money at March 31, 2008. During the three months ended March 31, 2008 and 2007, the aggregate intrinsic value of options exercised was $0.5 million and $0.1 million, respectively, determined as of the date of option exercise. The exercise prices for these options equaled the closing price of the Company’s Class A common stock on the date of grant of each option. The options generally vest ratably and on a quarterly basis over four years from the grant date. In December 2007, the Board of Directors accelerated the vesting of the majority of outstanding stock options. Therefore, at March 31, 2008, there was approximately $8,000 of total unrecognized compensation expense related to unvested stock options granted under the LT Plan. Total compensation expense related to employee stock options before associated income taxes was approximately $3,500 and $0.4 million for the three months ended March 31, 2008 and 2007, respectively.

The fair value of each stock option award granted is estimated as of the date of grant using a Black-Scholes option pricing model. Expected volatilities are estimated using historical volatility of the Company’s Class A common stock over a preceding period commensurate with the expected term of the options. The expected term of the options represents the period of time that options granted are expected to be outstanding. For options granted subsequent to the adoption of SFAS 123R, the expected term of options granted is derived from the simplified method allowed by Staff Accounting Bulletin No. 107 because the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate for the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant. The expected dividend yield was assumed to be zero in the option pricing formula since the Company did not pay dividends. In addition, the Company uses historical data, including historical forfeitures and employee turnover rates, to estimate expected forfeiture rates. The estimated forfeiture rate used for the three months ended March 31, 2008 and 2007, was immaterial. Groups of award recipients that have different exercise behavior are considered separately for valuation purposes.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Partnership Units

eSpeed’s parent, Cantor, has granted certain eSpeed employees, awards of partnership units in Cantor with a notional value of $1.0 million. There were two new grants during the three months ended March 31, 2008 and none for the year ended December 31, 2007. Such partnership units entitle the employee to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination, provided that the employee has not engaged in any competitive activity with the Company or its affiliates prior to the date each payment is due.

The partnership unit awards are accounted for as liability awards under SFAS 123R. The fair value of the liability awards at March 31, 2008, was approximately $0.4 million. For the awards that are not fully vested at grant date, the Company will recognize non-cash compensation expense for the fair value of the awards as the awards are amortized over the stated vesting periods. For the awards that are fully vested on the date of grant, the Company will recognize non-cash compensation expense at grant date for the fair value of the awards. The liability incurred for such awards will be re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability will be recorded by the Company as a non-cash compensation expense. In addition, the quarterly distributions on such units will be included in the Company’s compensation expense as a non-cash charge. For the three months ended March 31, 2008 and 2007, the Company recognized a non-cash charge of $0.05 million and $0.1 million, respectively, related to the partnership units in Cantor. None of the costs of the various benefits provided under the partnership units in Cantor has been or will be paid by eSpeed; however, eSpeed records a non-cash charge included in the accompanying Condensed Consolidated Statements of Operations under the caption “Compensation and employee benefits,” for the amounts that have been or will be paid to the employees by Cantor, with an offsetting amount credited to additional paid-in capital reflecting amounts deemed contributed by Cantor.

Business Partner Warrants

A summary of the activity associated with business partner warrants for the three months ended March 31, 2008, is as follows:

	Warrants	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Balance December 31, 2007	1,986,269	$27.04
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance March 31, 2008	1,986,269	$27.04	3.2

There was no expense related to the business partner warrants during the three months ended March 31, 2008 and 2007, respectively.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

11.	Comprehensive (Loss) Income

The components of comprehensive (loss) income were as follows:

	Three Months Ended March 31,
	2008	2007
	(in thousands)
Net (loss) income	$(455)	$836
Change in available-for-sale-securities (See Note 2)	—	(20)

Comprehensive (loss) income	$(455)	$816

12.	Capitalization

The rights of holders of shares of Class A and Class B common stock are substantially identical, except that holders of Class B common stock are entitled to 10 votes per share, while holders of Class A common stock are entitled to one vote per share. Additionally, each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. As of March 31, 2008, Cantor held 99.8% of the Company’s outstanding Class B common stock. The remaining 0.2% of the Company’s Class B common stock was owned by CF Group Management, Inc., the managing general partner of Cantor.

During the three months ended March 31, 2008 and 2007, the Company issued approximately 136,000 and 19,000 shares, respectively, of Class A common stock related to the exercise of employee stock options.

The Company’s Board of Directors has authorized the repurchase of up to $100 million of outstanding Class A common stock. During the three months ended March 31, 2008 and 2007, the Company repurchased no shares of the Company’s Class A common stock under this plan. At March 31, 2008, the Company has approximately $58.2 million remaining from its $100 million buyback authorization.

13.	Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or restrictions lapsed, resulting in the issuance of common shares that would then share in the earnings of the Company.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following is a reconciliation of the basic and diluted (loss) earnings per share computations:

	Three Months Ended March 31,
	2008	2007
	(in thousands, except per share data)
Net (loss) income	$(455)	$836
Shares of common stock and common stock equivalents
Weighted-average shares used in basic computation	50,825	50,423
Diluted effected of:
Stock options	—	867
Restricted stock units	—	151
Business partner warrants	—	—

Weighted-average shares used in diluted computation	50,825	51,441
(Loss) earnings per share
Basic	$(0.01)	$0.02

Diluted	$(0.01)	$0.02

For the three months ended March 31, 2008 and 2007 approximately 9.4 million and 16.4 million securities, respectively, were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

14.	Regulatory Capital Requirements

Through its subsidiary, eSpeed Brokerage, Inc., formerly known as eSpeed Government Securities, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, eSpeed Brokerage, Inc. had net capital of $128,900, which was $108,500 in excess of its required net capital.

At March 31, 2008, the Company’s regulated subsidiary has no third party restrictions on its ability to transfer net assets to its parent company, eSpeed, except for its net capital requirements, of $20,400. This amount was deemed immaterial per the requirements of SEC Rule 5-04 of Regulation S-X.

The regulatory requirements referred to above may restrict the Company’s ability to withdraw capital from its regulated subsidiaries.

15.	Segment and Geographic Information

Segment and product information: The Company currently operates its business in one segment, that of operating interactive electronic marketplaces for the trading of financial products, licensing software, and providing technology support services to Cantor and other related and unrelated parties. Revenues from these products comprise the majority of the Company’s revenues.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Geographic information: The Company operates in the Americas (primarily in the U.S.), Europe and Asia. Revenue attribution for purposes of preparing geographic data is principally based upon the marketplace where the financial product is traded, which, as a result of regulatory jurisdiction constraints in most circumstances, is also representative of the location of the client generating the transaction resulting in commissionable revenue. The information that follows, in management’s judgment, provides a reasonable representation of the activities of each region at the dates and for the periods indicated.

Transaction revenues by geographic area were as follows:

	Three Months Ended March 31,
	2008	2007
	(in thousands)
Transaction revenues:
Europe	$8,401	$7,624
Asia	1,187	976

Total Non Americas	9,588	8,600

Americas	14,443	18,052

Total	$24,031	$26,652

Assets by geographic area were as follows:

	March 31, 2008	December 31, 2007
	(in thousands)
Total assets:
Europe	$45,812	$26,619
Asia	3,151	2,240

Total Non Americas	48,963	28,859

Americas	252,014	255,113

Total	$300,977	$283,972

16.	Subsequent Events

On April 1, 2008, BGC Partners, LLC, merged pursuant to the Agreement and Plan of Merger, with and into eSpeed, Inc. Upon closing of the merger, eSpeed, Inc. was renamed BGC Partners, Inc. (the “Combined Company”).

The following are some of the key elements of the merger:

In the merger, an aggregate of 133,860,000 shares of common stock and rights to acquire shares of the Combined Company were issued. Of these shares, 56,000,000 were in the form of Class B common stock or rights to acquire Class B common stock, and the remaining 77,860,000 shares and rights to acquire shares were in the form of Class A common stock or rights to acquire Class A common stock. Stockholders of eSpeed hold the same number and class of shares of the Combined Company’s common stock that they held in eSpeed prior to the merger.

eSPEED, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

As such, the Combined Company had approximately 73 million shares of Class A and Class B common stock outstanding upon closing of the merger. The Combined Company’s Class A common stock trades on the NASDAQ Global Market under the symbol “BGCP.”

Upon closing of the merger, certain related-party agreements terminated, including the JSA and the CO2e services agreements. Under these agreements, which were in effect until completion of the merger, eSpeed was entitled to receive a portion of Cantor’s, BGC’s and CO2e’s revenues as fees for providing electronic brokerage services, voice-assisted brokerage services, fulfillment services and related services such as credit risk management, oversight of customer suitability and regulatory compliance, sales position of products and other services customary to marketplace intermediary operations.

Upon closing of the merger, various administrative agreements that had been in place between the Combined Company and Cantor were replaced with a new administrative agreement. Under the new administrative agreement, the parties will provide administrative and other support services to each other. Such support services include allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal, risk, credit, tax, facilities management, insurance procurement, promotional and marketing, and other miscellaneous services to which the parties reasonably agree.

In connection with the merger, the Combined Company adopted an amended and restated Long-Term Incentive Plan (the “Plan”), which superseded the eSpeed’s LT Plan. The purpose of the Plan is to advance the interests of the Combined Company and its stockholders by providing a means to attract, retain, motivate and reward directors, officers, employees and consultants of and service providers to the Combined Company and its affiliates and to enable such persons to acquire or increase a proprietary interest in the Combined Company, thereby promoting a closer identity of interests between such persons and the Combined Company’s stockholders. Pursuant to the Plan, the total number of shares of stock that may be subject to outstanding awards, determined immediately after the grant of any award, shall not exceed the greater of 40 million shares, or such number that equals 15% of the total number of shares of all classes of the Combined Company’s common stock outstanding at the effective time of such grant, provided that the aggregate number of shares of common stock delivered pursuant to the exercise or settlement of awards granted under the Plan shall not exceed 60 million shares.

On April 1, 2008, the Combined Company, issued approximately 2.2 million restricted stock units to certain employees and others who provide services to the Combined Company. Approximately 1.0 million of these RSUs, with an aggregate estimated fair value of $7.9 million, vest over a two-year period, with 50% vesting in August 2008 and 2009. Approximately 1.2 million of these RSUs, with an aggregate estimated fair value of $11.9 million, vest over a three-year period, with 33.3% vesting in December 2008, 2009 and 2010.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such incorporated document or any earlier date indicated in such document, regardless of the time of delivery of this prospectus or of any sale of our common stock.

BGC Partners, Inc.

20,000,000 Shares

Class A Common Stock

Deutsche Bank Securities

Cantor Fitzgerald & Co.

Wachovia Securities

BMO Capital Markets

Keefe, Bruyette & Woods

CastleOak Securities, L.P.

Prospectus

June 5, 2008